Registration No. 333-232418

Registration No. 811-04335

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No. 3	☒
Post-Effective Amendment No.	☐
AND/OR
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 165	☒

(Check appropriate box or boxes)

SEPARATE ACCOUNT FP

OF

AXA EQUITABLE LIFE INSURANCE COMPANY

(Exact Name of Registrant)

AXA EQUITABLE LIFE INSURANCE COMPANY

(Name of Depositor)

1290 Avenue of the Americas, New York, New York 10104

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number, including Area Code: (212) 554-1234

SHANE DALY

VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL

AXA Equitable Life Insurance Company

1290 Avenue of the Americas, New York, New York 10104

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

It is proposed that this filing will become effective (check appropriate box):

☐	Immediately upon filing pursuant to paragraph (b) of Rule 485.
☐	On (date) pursuant to paragraph (b) of Rule 485.
☐	60 days after filing pursuant to paragraph (a)(1) of Rule 485.
☐	On (date) pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for previously filed post-effective amendment.

Title of Securities Being Registered:

Units of interest in Separate Account FP.

COIL Institutional SeriesSM

An individual flexible premium variable life insurance policy issued by AXA Equitable Life Insurance Company with variable investment options offered under AXA Equitable’s Separate Account FP.

Prospectus dated September 30, 2019

Please read this prospectus and keep it for future reference. It contains important information that you should know before purchasing, or taking any other action under a policy. Also, you should read the prospectuses for each Trust, which contain important information about the Portfolios.

This prospectus describes the COIL Institutional SeriesSM policy, but is not itself a policy. This prospectus is a disclosure document and describes all of the policy’s material features, benefits, rights and obligations including differences due to state variations as well as other information. The description of the policy’s material provisions in this prospectus is current as of the date of this prospectus. If certain material provisions under the policy are changed after the date of this prospectus in accordance with the policy, those changes will be described in a supplement to this prospectus. You should carefully read this prospectus in conjunction with any applicable supplements. Certain optional features and benefits described in the prospectus may not be available at the time you purchase the policy. We reserve the right to restrict availability of any optional feature or benefit. In addition, not all optional features and benefits may be available in combination with other optional features and benefits. To make this prospectus easier to read, we sometimes use different words than the policy. AXA Equitable or your financial professional can provide any further explanation about your policy.

Under our current rules, the COIL Institutional SeriesSM policy will be offered to corporations and other business entities that meet the following at issue:

•	The policies are employer-owned or are employee-owned in non-qualified benefit plans sponsored by the employer;

•	The persons proposed to be insured are deemed by us to be “highly compensated” individuals;

•	The minimum initial premium is remitted to AXA Equitable by the employer;

•

The policies are issued as part of a case (a case is a grouping of two or more policies connected by a non-arbitrary factor. Examples of factors are individuals who share a common employment, business, or other relationship); and

•	The aggregate annualized first year planned periodic premium for the case is at least $100,000 or the initial premium is at least $300,000.

In addition, the COIL Institutional SeriesSM policy will be offered to members of a recognized professional association of at least 500 members formed for a bona fide purpose other than the purchase of life insurance provided the following condition is met at issue:

•	The annualized first year planned periodic policy premium is at least $50,000 or the initial policy premium is at least $150,000.

What is COIL Institutional SeriesSM?

COIL Institutional SeriesSM provides life insurance coverage, plus the opportunity for you to earn a return in (i) our guaranteed interest option; (ii) an investment option we refer to as the Market Stabilizer Option®, which is described in the separate Market Stabilizer Option® prospectus, and/or (iii) one or more of the following variable investment options:

Variable investment options

•	1290 VT Convertible Securities
•	1290 VT DoubleLine Dynamic Allocation
•	1290 VT DoubleLine Opportunistic Bond
•	1290 VT Energy
•	1290 VT Equity Income
•	1290 VT GAMCO Mergers & Acquisitions
•	1290 VT GAMCO Small Company Value
•	1290 VT Low Volatility Global Equity
•	1290 VT Multi-Alternative Strategies
•	1290 VT Natural Resources
•	1290 VT Real Estate
•	1290 VT Small Cap Value
•	1290 VT SmartBeta Equity
•	1290 VT Socially Responsible
•	All Asset Growth-Alt 20
•	American Funds Insurance Series® Global Small Capitalization Fund
•	American Funds Insurance Series® New World Fund®
•	BlackRock Global Allocation V.I.
•	ClearBridge Variable Mid Cap
•	EQ/AB Small Cap Growth
•	EQ/Aggressive Allocation
•	EQ/American Century Mid Cap Value
•	EQ/BlackRock Basic Value Equity
•	EQ/ClearBridge Large Cap Growth
•	EQ/Common Stock Index
•	EQ/Conservative Allocation
•	EQ/Conservative-Plus Allocation
•	EQ/Core Bond Index
•	EQ/Emerging Markets Equity PLUS
•	EQ/Equity 500 Index
•	EQ/Franklin Rising Dividends
•	EQ/Franklin Strategic Income
•	EQ/Goldman Sachs Mid Cap Value
•	EQ/International Core Managed Volatility
•	EQ/International Equity Index
•	EQ/International Value Managed Volatility
•	EQ/Invesco Comstock
•	EQ/Invesco Global Real Estate
•	EQ/Ivy Mid Cap Growth
•	EQ/Janus Enterprise
•	EQ/JPMorgan Value Opportunities
•	EQ/Large Cap Core Managed Volatility
•	EQ/Large Cap Growth Index
•	EQ/Large Cap Growth Managed Volatility
•	EQ/Large Cap Value Index
•	EQ/Loomis Sayles Growth
•	EQ/MFS International Growth
•	EQ/MFS International Value
•	EQ/MFS Technology
•	EQ/MFS Utilities Series
•	EQ/Mid Cap Index
•	EQ/Mid Cap Value Managed Volatility
•	EQ/Moderate Allocation
•	EQ/Moderate-Plus Allocation
•	EQ/Money Market
•	EQ/Morgan Stanley Small Cap Growth
•	EQ/Oppenheimer Global
•	EQ/PIMCO Global Real Return
•	EQ/PIMCO Real Return
•	EQ/PIMCO Total Return
•	EQ/PIMCO Ultra Short Bond
•	EQ/Small Company Index
•	EQ/T. Rowe Price Growth Stock
•	EQ/T. Rowe Price Health Sciences
•	EQ/Templeton Global Equity Managed Volatility
•	Fidelity® VIP Asset Manager: Growth
•	Fidelity® VIP Growth & Income
•	Fidelity® VIP Mid Cap
•	Fidelity® VIP Value
•	Franklin Small Cap Value VIP
•	Invesco V.I. Diversified Dividend
•	Ivy VIP High Income
•	Ivy VIP Small Cap Growth
•	Lord Abbett Bond Debenture
•	Multimanager Aggressive Equity
•	Multimanager Technology
•	PIMCO VIT CommodityRealReturn Strategy
•	T.Rowe Price Equity Income II
•	Templeton Developing Markets VIP
•	Templeton Global Bond VIP
•	VanEck VIP Global Hard Assets

One of the investment options available to you under your COIL Institutional Seriessm policy is the Market Stabilizer Option® (“MSO”). If you are interested in allocating amounts to the MSO, please refer to the supplement accompanying this prospectus and the separate MSO prospectus, which contain additional information relating to the MSO. If you did not receive an MSO prospectus and wish to obtain one, please call us at 1-800-947-3598.

COIL Institutional SeriesSM

#714299

Amounts that you allocate under your policy to any of the variable investment options are invested in a corresponding “Portfolio” that is part of one of the trusts (the “Trusts”), which are mutual funds. See “About the Portfolios of the Trusts” for more information about the Portfolios and the Trusts. Your investment results in a variable investment option will depend on those of the related Portfolio. Any gains will generally be tax deferred and the life insurance benefits we pay if the policy’s insured person dies will generally be income tax free. For more tax information, please see “Tax information” later in this prospectus. In this section you will also find additional information about possible estate tax consequences under “Estate, gift, and generation-skipping taxes”.

Other choices you have.  You have considerable flexibility to tailor the policy to meet your needs. For example, subject to our rules, you can (1) choose when and how much you contribute (as “premiums”) to your policy, (2) borrow or withdraw amounts you have accumulated, (3) increase or decrease the amount of insurance coverage, (4) choose between two death benefit options and (5) obtain certain optional benefits that we offer by “riders” to your policy.

Other AXA Equitable policies.  We offer a variety of fixed and variable life insurance policies including products designed specifically for this marketplace, which offer policy features, including investment options, that are different from those offered by this prospectus. Not every policy is offered through your financial professional. Replacing existing insurance with COIL Institutional SeriesSM or another policy may not be to your advantage. You can contact us to find out more about any other AXA Equitable insurance policy.

Electronic delivery of shareholder reports (pursuant to Rule 30e-3).  Beginning on January 1, 2021, as permitted by regulations adopted by the SEC, paper copies of the shareholder reports for portfolio companies available under your policy will no longer be sent by mail, unless you specifically request paper copies of the reports from the Company or from your financial intermediary. Instead, the reports will be made available on a web-site, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

You may elect to receive all future reports in paper free of charge. You can inform the Company or your financial intermediary that you wish to continue receiving paper copies of your shareholder reports by calling 1-877-522-5035 or by sending an email request to EquitableFunds@dfinsolutions.com. Your election to receive reports in paper will apply to all portfolio companies available under your policy.

The Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The policies are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.

Contents of this Prospectus

“We,”“our,” “us” and the “Company” refer to AXA Equitable. “Financial professional” means the registered representative of AXA Advisors or an unaffiliated broker dealer which has entered into a selling agreement with AXA Distributors who is offering you this policy.

When we address the reader of this prospectus with words such as “you” and “your,” we mean the person or persons having the right or responsibility that the prospectus is discussing at that point. This usually is the policy’s owner. If a policy has more than one owner, all owners must join in the exercise of any rights an owner has under the policy, and the word “owner” therefore refers to all owners.

When we use the word “state,” we also mean any other local jurisdiction whose laws or regulations affect a policy.

This prospectus does not offer COIL Institutional SeriesSM anywhere such offers are not lawful. AXA Equitable does not authorize any information or representation about the offering other than that contained or incorporated in this prospectus, in any current supplements thereto, or in any related sales materials authorized by AXA Equitable.

Contents of this Prospectus

I	—	Examples of how the Policy Continuation Rider works	I-1

II	—	Hypothetical illustrations	II-1

III	—	Integrated term rider examples	III-1

IV	—	State policy availability and/or variations of certain features and benefits	IV-1

Requesting more information Statement of Additional Information Table of contents

Contents of this Prospectus

An index of key words and phrases

This index should help you locate more information on the terms used in this prospectus.

Page
account value	6
Administrative Office	13
age; age at issue	49
Allocation Date	25
alternative death benefit	29
amount at risk	8
anniversary	24
assign; assignment	24
automatic transfer service	27,48
AXA Equitable	12
AXA Equitable Access Account	30
AXA Equitable Holdings, Inc.	12
base policy	6
basis	34
beneficiary	33
business day	48
case	1
cash surrender value	26
Code	24
collateral	30
cost of insurance charge	44
day	48
default	24
disruptive transfer activity	27,51
Enhanced Amount	41
face amount	29
grace period	31
guaranteed interest option	25
Guaranteed Interest Account	25
COIL Institutional Series	1
Integrated term rider (ITR)	38
Investment Expense Reduction	10,47
Investment Funds	25
investment option	25
investment start date	49
issue date	25
ITR face amount	38
lapse	24
life insurance qualification test	24
loan, loan interest	30
Market Stabilizer Option	1,25

Page

market timing	13,27
modified endowment contract	24,33
monthly deduction	31
monthly insurance charge	29
net amount at risk	30
net cash surrender value	26,31
net death benefit	30
net policy account value	26
option A, B	29
our	3
owner	3
partial withdrawal	31
planned periodic premium	24
policy	1
policy account value	26
Policy Continuation Rider	40
Portfolio	2
premium payments	24
prospectus	1
rebalancing	27
restore, restoration	25
SEC	2
Separate Account FP	13
state	3
subaccount	13
surrender	31
target amount	38
target premium	38
term insurance benefit	38
transfers	27
Trust	2
unit values	13
units	26
us	3
variable investment option	1
we	3
withdrawal	31
you, your	3

An index of key words and phrases

1. Risk/benefit summary: Policy features, benefits and risks

Features and benefits of your policy

COIL Institutional SeriesSM is a variable life insurance policy that provides you with premium and benefit flexibility to meet your specific needs. The basic terms of the policy require you to make sufficient payments in return for life insurance coverage. The payments you can make and the coverage you can receive under this “base policy” are described in “Payment of premiums and determining your policy’s value” later in this prospectus.

You can allocate your policy’s value to variable investment options, to the guaranteed interest option or the Market Stabilizer Option® (“MSO”). The available variable investment options are listed on the front cover of this prospectus. The guaranteed interest option pays a fixed rate of interest that we declare periodically with a 2% minimum. See “Investment options within your policy” in “Payment of premiums and determining your policy’s value” and “About the Portfolios of the Trusts” for additional information regarding the allocation of your policy’s value and the variable investment options. The MSO provides you with the opportunity to earn interest that we will credit based in part on the performance of the S&P 500 Price Return Index. Please see the separate supplement accompanying this prospectus and the Market Stabilizer Option® prospectus for more information.

Riders to your base policy can increase the benefits you receive and affect the amounts you pay in certain circumstances. You may be eligible for the following riders:

•	Integrated Term Rider (subject to a monthly charge while the rider is in effect)

•	Policy Continuation Rider (subject to a one-time charge when exercised)

In addition, the Enhanced Amount is another benefit of the policy, which may provide additional surrender value during the first fourteen policy years. Additional detail regarding these and other riders and benefits is provided in “Other benefits you can add by rider” under “More information about policy features and benefits” later in this prospectus.

If the insured person dies, we pay a life insurance benefit to the “beneficiary” you have named. The amount we pay depends on whether you have chosen death benefit Option A or death benefit Option B:

•

Option A — The policy’s face amount on the date of the insured person’s death. The amount of this death benefit doesn’t change over time, unless you take any action that changes the policy’s face amount;

•	Option B — The face amount plus the policy’s “account value” on the date of the insured person’s death. Under this option, the amount of death benefit generally changes from day to day,

because many factors (including underlying funds investment performance, charges and expenses, premium payments and withdrawals) affect your policy’s account value. For this purpose, the policy account value is increased by the Enhanced Amount (during the first 14 policy years).

There is also an alternative higher death benefit paid in certain circumstances. For additional detail regarding the calculation and payment of death benefits see “Death benefits and assessing your money” later in the prospectus.

You can also access the money in your policy in three different ways:

•

You may borrow up to 90% of your policy account value (as defined under “Payment of premiums and determining your policy’s value” later in this prospectus), less any outstanding loan and accrued loan interest before the policy year in which the insured reaches age 75 (100% thereafter). We will charge interest on the amount of the loan. See “Borrowing from your policy” later in this prospectus for more information.

•

You can also make a partial withdrawal of $500 or more of your net policy account value at any time after the first year of your policy and before the policy anniversary nearest the insured’s 100th birthday. See “Making withdrawals from your policy” later in this prospectus for more information.

•

You can surrender (turn in) your policy for its net cash surrender value at any time. See “Surrendering your policy for its net cash surrender value” later in this prospectus. See “Tax information” later in this prospectus, for the tax treatment of the various ways in which you can access your money.

Depending on where your policy was issued, certain features or benefits may not be available or vary from the policy’s features and benefits described in this prospectus. Please see “Appendix IV: State policy availability and/or variations of certain features and benefits” later in this prospectus for more information.

Risks of investing in a policy

The policy is unsuitable as a short-term savings vehicle. Some of the principal risks of investing in a policy are as follows:

•	If the investment options you choose perform poorly, you could lose some or all of the premiums you pay.

•	If the investment options you choose do not make enough money to pay for the policy charges, you could have to pay more premiums to keep your policy from terminating.

•

Your policy will lapse and possibly terminate if it does not have enough net policy account value to pay monthly charges when due, and this could occur due to policy charges, policy loans, partial withdrawals, and/or poor investment performance.

Risk/benefit summary: Policy features, benefits and risks

•

We can increase, without your consent and subject to any necessary regulatory approvals, any charge that you currently pay at less than the maximum amount. We will not increase any charge beyond the highest maximum noted in the tables below. See “Tables of policy charges” in “Risk/benefit summary: Charges and expenses you will pay,” later in this prospectus.

•	There may be adverse tax consequences if you wish to discontinue some or all of your insurance coverage under a policy.

•

Partial withdrawals from your policy are available only after the first policy year and must be at least $500 and no more than the net policy account value. We will automatically reduce your policy’s death benefit as a result of a partial withdrawal. If the Enhanced Amount is included in the cash surrender value, it will be reduced due to any partial withdrawal. See “Effect of partial withdrawals on insurance coverage” under “Death benefits and accessing your money” and “Enhanced Amount” in “More information about policy features and benefits” later in this prospectus.

Your policy permits other transactions that also have risks. These and other risks and benefits of investing in a policy are discussed in detail throughout this prospectus.

A discussion of the risks of each investment option may be found in the Trust prospectus for that investment option.

How the COIL Institutional SeriesSM variable life insurance policy is available

COIL Institutional SeriesSM is primarily intended for sales to corporate owners. In most cases, the policy is used to informally fund non-qualified deferred compensation plans and split-dollar arrangements. Please see “Tax Information” later in this prospectus for more information, including “Business and employer owned policies.”

Risk/benefit summary: Policy features, benefits and risks

2. Risk/benefit summary: Charges and expenses you will pay

Tables of policy charges

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the policy.

This table shows the charges that we may deduct under the terms of your policy when you buy and each time you contribute to your policy, or transfer policy account value among investment options. All charges, except for the special services charges (which are currently not specified in your policy), are shown on a guaranteed maximum basis. The current charges may be lower than the guaranteed maximum for certain charges.(1) We do not currently charge for special services.

If you allocate policy amounts to the Market Stabilizer Option® (“MSO”), please see the supplement accompanying this prospectus and the separate MSO prospectus for information about MSO charges.

Transaction Fees
Charge	When charge is deducted		Maximum amount that may be deducted
Premium charge	From each premium		2.25% of each premium

Charge for state and local taxes(2)	From each premium		5% of each premium (currently)

Charge for federal taxes(3)	From each premium		1.25% of each premium paid

Transfers among investment options	Upon transfer		$25 per transfer(4)

Special services charges

• Wire transfer charge(5)	At the time of the transaction	Maximum Charge: $90	Current Charge: $0

• Express mail charge(5)	At the time of the transaction	Maximum Charge: $35	Current Charge: $0

• Policy illustration charge(6)	At the time of the transaction	Maximum Charge: $25	Current Charge: $0

• Duplicate policy charge(6)	At the time of the transaction	Maximum Charge: $35	Current Charge: $0

• Policy history charge(6)	At the time of the transaction	Maximum Charge: $50	Current Charge: $0

• Charge for returned payments(6)	At the time of the transaction	Maximum Charge: $25	Current Charge: $0

This table shows the fees and expenses that you will pay periodically during the time that you own the Policy, not including underlying Trust portfolio fees and expenses.

Periodic charges other than underlying trust portfolio operating expenses
Charge	When charge is deducted	Maximum amount that may be deducted
Cost of insurance charge(7)(8)(9)	Monthly	Charge per $1,000 of our amount at risk:(10)

Highest: $83.33 Lowest: $0.03 Representative (for a Preferred Plus 45-year-old non-tobacco using male): $0.15(11)

Mortality and expense risk charge	Monthly	Policy Year	Annual % of your value in our variable investment options and the MSO (if applicable)[16]

		1–10	0.50%

		11+	0.35%

Administrative charge(7)(8)	Monthly	(1) Amount deducted: $15

plus

(2)   Charge per $1,000 of the initial base policy face amount and the initial amount of any requested base policy face amount increase:

Highest: $0.70

Lowest: $0.15

Representative (for a Preferred Plus 45-year-old non-tobacco using male): $0.27(12)

Loan interest spread(13)	On each policy anniversary (or on loan termination, if earlier)	1% of loan amount

Risk/benefit summary: Charges and expenses you will pay

Periodic charges other than underlying trust portfolio operating expenses
Optional rider charge	When charge is deducted	Maximum amount that may be deducted
Integrated term rider(7)(9)	Monthly (while the rider is in effect)	Charge per $1,000 of rider term insurance benefit:
Highest: $83.33 Lowest: $0.03 Representative (for a Preferred Plus 45-year-old non-tobacco using male): $0.16(11)
Policy Continuation Rider(14)	Once — on the date the rider is exercised	The charge is equal to policy account value on the date of exercise, multiplied by the Policy Continuation Charge Rate:

Maximum rate for policy with guideline premium test: 5% Maximum rate for policy with cash value accumulation test: 19.40%(15)
(1)

For more information about some of these charges, see “Deducting policy charges” under “More information about certain policy charges” later in this prospectus. The illustrations of Policy Benefits that your financial professional will provide will show the impact of the actual current and guaranteed maximum rates, if applicable, of the policy charges listed in this table, based on various assumptions (except for the loan interest spread, where we use current rates in all cases).

(2)	Please refer to “Deducting policy charges” under “More information about certain policy charges” for more information on the charge for state and local taxes.
(3)	The charge for federal taxes is used to cover our estimated costs of various federal income tax expenses that we incur.
(4)

No charge, however, will ever apply to a transfer of all of your variable investment option amounts to our guaranteed interest option, or to any transfer pursuant to our automatic transfer service or asset rebalancing service as discussed later in this prospectus.

(5)

Unless you specify otherwise, this charge will be deducted from the amount you request. Please see ”Deducting policy charges” under “More information about certain policy charges” for more information.

(6)	The charge for this service must be paid using funds outside of your policy. Please see ”Deducting policy charges” under “More information about certain policy charges” for more information.
(7)

Since the charges may vary based on individual characteristics of the insured, these charges may not be representative of the charge that you will pay. Your financial professional can provide you with more information about these charges as they relate to the insured’s particular characteristics. See “Deducting policy charges” under “More information about certain policy charges.”

(8)	Not applicable after the insured person reaches age 100.
(9)	Insured persons who present particular health, occupational or avocational risks may be charged other additional charges as specified in their policies.
(10)

Assuming there have been no face amount increases, our amount “at risk” is the difference between the amount of death benefit and the policy account value as of the deduction date. For periods during which the alternative higher death benefit is operative, the amount at risk is greater and this may result in higher cost of insurance charges. See “More information about certain policy charges” for more information about face amount increases.

(11)

This representative amount is the rate we guarantee in the first policy year, or in the first year following a face amount increase, for a representative insured male age 45 at issue, or at the time of a requested face amount increase, in the Preferred Plus non-tobacco user risk class.

(12)

This representative amount is the rate we guarantee for a representative insured male age 45 at issue, or at the time of a requested face amount increase, in the Preferred Plus, non-tobacco user risk class.

(13)

We charge interest on policy loans but credit you with interest on the amount of the policy account value we hold as collateral for the loan. The loan interest spread is the excess of the interest rate we charge over the interest rate we credit. See “Loan interest we charge” and “Interest that we credit on loan collateral” under “Borrowing from your policy” in “Death benefits and accessing your money” later in this prospectus.

(14)	The one-time charge is based on the age of the insured person on the date of exercise and the life insurance qualification test selected at issue.
(15)	This is the maximum rate for an insured person who has attained age 75. The rate declines each year based on attained age.
(16)	Form more information about the MSO, please refer to the supplement accompanying this prospectus and the separate MSO prospectus.

You also bear your proportionate share of all fees and expenses paid by a Portfolio that corresponds to any variable investment option you are using. This table shows the lowest and highest total operating expenses currently charged by any of the Portfolios that you will pay periodically during the time that you own the Policy. These fees and expenses are reflected in the Portfolio’s net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio’s fees and expenses is contained in the Trust prospectus for that Portfolio.

Portfolio operating expenses expressed as an annual percentage of daily net assets
Total Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets including management fees, 12b-1 fees, service fees and/or other expenses)(1)	Lowest 0.58%	Highest 3.39%
(1)

“Total Annual Portfolio Operating Expenses” are for the year ended December 31, 2018 and may be based, in part, on estimated amounts of such expenses. Pursuant to a contract, AXA Equitable Funds Management Group, LLC has agreed to make payments or waive its management, administrative and other fees to limit the expenses of certain affiliated Portfolios through April 30, 2020 (“Expense Limitation Arrangement”) (unless the Trust’s Board of Trustees consents to an earlier revision or termination of this agreement). The Expense Limitation Arrangement may be terminated by AXA Equitable Funds Management Group, LLC at any time after April 30, 2020. The range of expenses in the table above does not include the effect of any Expense Limitation Arrangement. The range of expense in the table below includes the effect of the Expense Limitation Arrangements.

Portfolio operating expenses expressed as an annual percentage of daily net assets
Total Annual Portfolio Operating Expenses after the effect of Expense Limitation Arrangements(*)	Lowest 0.58%	Highest 2.02%

(*)	“Total Annual Portfolio Operating Expenses” may be based, in part, on estimated amounts of such expenses.

Risk/benefit summary: Charges and expenses you will pay

Investment Expense Reduction Applied to the Calculation of Daily Unit Values

We will apply an expense reduction in the calculation of the daily unit values of each variable investment option of our separate account (the “Investment Expense Reduction”). The Investment Expense Reduction for each variable investment option will be determined based upon the Net Total Annual Portfolio Operating Expenses of each variable investment option’s corresponding Portfolio. The Net Total Annual Portfolio Operating Expense is defined as the Total Annual Portfolio Operating Expense after the application of any contractual expense limitation arrangements that are in place for more than one year.

The Investment Expense Reduction for each variable investment option will be initially determined and then annually updated, based upon the Net Total Annual Portfolio Operating Expense of each variable investment option’s corresponding Portfolio either (1) as shown in the annual Portfolio prospectuses dated on or about May 1st of each calendar year, for existing Portfolios which are effective as of that date; or (2) as shown in the initial effective Portfolio prospectuses, for new portfolios that become effective after that date, as applicable. The Investment Expense Reduction will be calculated based upon which of the three ranges (less than 0.80%, 0.80% through 1.15%, or greater than 1.15%) in the table below that the Net Total Annual Portfolio Operating Expense falls into. The ranges and formula amounts shown in the table below will not change while your policy remains in effect.

During the year, the Investment Expense Reduction will be applied daily and will be equal to the daily equivalent of the annual Investment Expense Reduction percentage that is defined in the table below. You should be aware that actual portfolio operating expenses will generally fluctuate daily, so after the application of the Investment Expense Reduction, the resulting expenses you pay may increase or decrease from one day to the next. In addition, the Investment Expense Reduction for each variable investment option is not intended to exceed the portion of the Net Total Annual Portfolio Operating Expenses of each variable investment option’s corresponding Portfolio applied as of the day each unit value is calculated.

For example, if the Net Total Annual Portfolio Operating Expense of a Portfolio is shown as 0.75% in the applicable Portfolio prospectus, then the annual Investment Expense Reduction would be calculated based upon the row of the table below that is labeled “Less than 0.80%,” and therefore the annual Investment Expense Reduction for the variable investment option investing in that Portfolio would be 0.35% (the greater of 0.15% and the excess of 0.75% over 0.40%). Furthermore, in this example, if the actual Net Total Portfolio Operating Expenses on any given day were below the daily equivalent of 0.35% annually, the Investment Expense Reduction for that day would not exceed the actual Net Total Portfolio Operating Expenses for that day.

If the Net Total Annual Portfolio Operating Expenses (before the Investment Expense Reduction) are:	Then the annual Investment Expense Reduction(**) for that Variable Investment Option will be:
Less than 0.80%	The amount equal to the greater of 0.15% and any excess of the Net Total Annual Portfolio Operating Expense over 0.40%. However, in no event will the annual Investment Expense Reduction exceed the Net Total Annual Portfolio Operating Expenses.
0.80% through 1.15%	The amount equal to the greater of 0.15% and any excess of the Net Total Annual Portfolio Operating Expense over 0.80%. However, in no event will the annual Investment Expense Reduction exceed the Net Total Annual Portfolio Operating Expenses.
Greater than 1.15%	0.15%

**	Because the expenses contained in the Trust prospectus for each Portfolio reflect annual expenses, the actual expenses incurred may be higher or lower on any given day.

After applying the Investment Expense Reduction to the variable investment options, the lowest and highest net annual portfolio operating expenses paid by the policy owner for the year ended December 31, 2018, would have been:

Lowest 0.40%	Highest 1.87%

You will find the Net Total Annual Portfolio Operating Expenses for each Portfolio, which will enable you to determine the applicable Investment Expense Reduction, in the separate prospectuses which accompany this prospectus. To obtain copies of Trust prospectuses that do not accompany this prospectus, you may call one of our customer service representatives at 1-800-947-3598.

How we allocate charges among your investment options

We will allocate the policy’s monthly deductions among your investment options proportionately to your value in each.

Risk/benefit summary: Charges and expenses you will pay

Changes in charges

We reserve the right in the future to (1) make a charge for certain taxes or reserves set aside for taxes (see “Our taxes” under “Tax information” later in this prospectus) that might be imposed on us; (2) make a charge for the operating expenses of our variable investment options (including, without limitation, SEC registration fees and related legal counsel fees and auditing fees); or (3) change our other current policy charges (in no event will they exceed the maximum charges guaranteed in your policy).

Any changes that we make in our current charges or charge rates will be on a basis that is equitable to all policies belonging to a given class, and will be determined based on reasonable assumptions as to expenses, mortality, investment income, lapses and policy and contract claims associated with morbidity. These assumptions include taxes, longevity, surrenders, persistency, conversions, disability, accident, illness, inability to perform activities of daily living, and cognitive impairment, if applicable. Any changes in charges may apply to then in force policies, as well as to new policies. You will be notified in writing of any changes in charges under your policy.

Risk/benefit summary: Charges and expenses you will pay

3. Who is AXA Equitable?

We are AXA Equitable Life Insurance Company (“AXA Equitable”) a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable Life Insurance Company is an indirect wholly owned subsidiary of AXA Equitable Holdings, Inc. No company other than AXA Equitable has any legal responsibility to pay amounts that AXA Equitable owes under the policies. AXA Equitable is solely responsible for paying all amounts owed to you under your policy.

AXA Equitable Holdings, Inc. and its consolidated subsidiaries managed approximately $618.6 billion in assets as of December 31, 2018. For more than 150 years AXA Equitable has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.

Who is AXA Equitable?

How to reach us

To obtain (1) any forms you need for communicating with us, (2) unit values and other values under your policy, and (3) any other information or materials that we provide in connection with your policy or the Portfolios, you may communicate with our Administrative Office as listed below for the purposes described.

By mail:

At the Post Office Box for our Administrative Office:

AXA Equitable

Life Operations

P.O. Box 1420

Charlotte, North Carolina 28201-1420

By express delivery only:

At the Street Address for our Administrative Office:

AXA Equitable

Life Operations

8501 IBM Drive, Suite 150

Charlotte, North Carolina 28262

(for express delivery purposes only)

By toll-free phone:

1-800-947-3598

By e-mail:

CorporateStrategiesGroupService@axa.us.com

By fax:

1-888-809-1590

Required Forms.  We require that the following types of communications be on specific forms we provide for that purpose:

(1)	request for our automatic transfer service (our dollar cost averaging service);

(2)	request for our asset rebalancing service;

(3)	transfers among investment options; and

(4)	designation of new policy owner(s) and beneficiaries.

Other requests.  We also have specific forms that we recommend you use for the following:

(a)	policy surrenders;

(b)	transfers among investment options (not submitted by e-mail); and

(c)	changes in allocation percentages for premiums.

You can also change your allocation percentages, transfer among investment options and/or change your address by fax or by writing to our Administrative Office.

Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed (for example our fax service may not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.

We reserve the right to limit access to these services if we determine that you are engaged in a disruptive transfer activity, such as “market timing.” (See “Disruptive transfer activity” in “More information about other matters.”)

Formal Requirements.  Any notice or request that does not use our standard form must be in writing. It must be dated and signed by you and should also specify your name, title (if applicable), the insured person’s name (if different), your policy number and adequate details about the notice you wish to give or other action you wish us to take. We may require you to return your policy to us before we make certain policy changes that you may request.

The proper person to sign forms, notices and requests would normally be the owner or any other person that our procedures permit to exercise the right or privilege in question. If there are joint owners all must sign. Any irrevocable beneficiary or assignee that we have on our records also must sign certain types of requests.

You should send all requests, notices and payments to our Administrative Office at the addresses specified above. We will also accept requests and notices by fax at the above number, if we believe them to be genuine. We reserve the right, however, to require an original signature before acting on any faxed item.

We require the signature of a corporate officer (or similar individual with signing authority) for any partial withdrawal, surrender or loan request. If the signing officer is listed as an insured person, we require the co-signature of another corporate officer (or similar individual with signing authority) to surrender, request a loan, or make a partial withdrawal.

About our Separate Account FP

Each variable investment option is a part (or “subaccount”) of our Separate Account FP. We established Separate Account FP under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable life insurance policies. We are the legal owner of all of the assets in Separate Account FP and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our policies. The assets under Separate Account FP may not be used to pay any liabilities of AXA Equitable other than those arising from the policy. For example, we may withdraw amounts from Separate Account FP that represent our investments in Separate Account FP or that represent fees and charges under the policies that we have earned. Income, gains and losses credited to, or charged against Separate Account FP reflect its own investment experience and not the investment experience of AXA Equitable’s other assets.

Separate Account FP is registered with the SEC under the Investment Company Act of 1940 and is registered and classified under that act as a “unit investment trust.” The SEC, however, does not manage or supervise AXA Equitable or Separate Account FP. Although the Separate Account is registered, the SEC does not monitor the activity of Separate Account FP on a daily basis. AXA Equitable is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) of Separate Account FP available under COIL Institutional SeriesSM invests solely in the applicable class of shares issued by the corresponding Portfolio of the applicable Trust. Separate Account FP immediately reinvests all

Who is AXA Equitable?

dividends and other distributions it receives from a Portfolio in additional shares of that class in that Portfolio.

The Trusts sell their shares to AXA Equitable separate accounts in connection with AXA Equitable’s variable life insurance and/or annuity products, and to separate accounts of insurance companies, both affiliated and unaffiliated with AXA Equitable. EQ Advisors Trust and AXA VIP Premier Trust also sell their shares to the trustee of a qualified plan for AXA Equitable. We currently do not foresee any disadvantages to our policy owners arising out of these arrangements. However, the Board of Trustees of each Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board’s response insufficiently protects our policy owners, we will see to it that appropriate action is taken to do so.

Your voting privileges

Voting of Portfolio shares.  As the legal owner of any Portfolio shares that support a variable investment option, we will attend (and have the right to vote at) any meeting of shareholders of the Portfolio (or the Trusts). To satisfy currently-applicable legal requirements, however, we will give you the opportunity to tell us how to vote the number of each Portfolio’s shares that are attributable to your policy. The number of full and fractional votes you are entitled to will be determined by dividing the policy account value (minus any policy indebtedness) allocable to an investment option by the net asset value per unit for the Portfolio underlying that investment option. We will vote shares attributable to policies for which we receive no instructions in the same proportion as the instructions we do receive from all policies that participate in our Separate Account FP. With respect to any Portfolio shares that we are entitled to vote directly (because we do not hold them in a separate account or because they are not attributable to policies), we will vote in proportion to the instructions we have received from all holders of variable annuity and variable life insurance policies who are using that Portfolio. One effect of proportional voting is that a small number of policy owners may control the outcome of a vote.

Under current legal requirements, we may disregard the voting instructions we receive from policy owners only in certain narrow circumstances prescribed by SEC regulations. If we do, we will advise you of the reasons in the next annual or semiannual report we send to you.

Voting as policy owner.  In addition to being able to instruct voting of Portfolio shares as discussed above, policy owners that use our variable investment options may in a few instances be called upon to vote on matters that are not the subject of a shareholder vote being taken by any Portfolio. If so, you will have one vote for each $100 of policy account value in any such option; and we will vote our interest in Separate Account FP in the same proportion as the instructions we receive from holders of COIL Institutional SeriesSM and other policies that Separate Account FP supports.

About the Trusts

The Trusts are registered under the Investment Company Act of 1940. They are classified as “open-end management investment companies,” more commonly called mutual funds. Each Trust issues different shares relating to each Portfolio.

The Trusts do not impose sales charges or “loads” for buying and selling their shares. All dividends and other distributions on the Trusts’ shares are reinvested in full. The Board of Trustees of each Trust serves for the benefit of each Trust’s shareholders. The Board of Trustees may take many actions regarding the Portfolios (for example, the Board of Trustees can establish additional Portfolios or eliminate existing Portfolios; change Portfolio investment objectives; and change Portfolio investment policies and strategies). In accordance with applicable law, certain of these changes may be implemented without a shareholder vote and, in certain instances, without advanced notice. More detailed information about certain actions subject to notice and shareholder vote for each Trust, and other information about the Portfolios, including portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 plan and other aspects of its operations, appears in the prospectuses for each Trust, which generally accompany this prospectus, or in their respective SAIs, which are available upon request.

Who is AXA Equitable?

4. About the Portfolios of the Trusts

We offer both affiliated and unaffiliated Trusts, which in turn offer one or more Portfolios. AXA Equitable Funds Management Group, LLC (“AXA FMG”), a wholly owned subsidiary of AXA Equitable, serves as the investment adviser of the Portfolios of AXA Premier VIP Trust and EQ Advisors Trust. For some affiliated Portfolios, AXA FMG has entered into sub-advisory agreements with one or more other investment advisers (the “sub-advisers”) to carry out investment decisions for the Portfolios. As such, among other responsibilities, AXA FMG oversees the activities of the sub-advisers with respect to the affiliated Trusts and is responsible for retaining or discontinuing the services of those sub-advisers. The chart below indicates the sub-adviser(s) for each Portfolio, if any. The chart below also shows the currently available Portfolios and their investment objectives.

You should be aware that AXA Advisors, LLC and AXA Distributors, LLC (together, the “Distributors”) directly or indirectly receive 12b-1 fees from affiliated Portfolios for providing certain distribution and/or shareholder support services. These fees will not exceed 0.25% of the Portfolios’ average daily net assets. The affiliated Portfolios’ sub-advisers and/or their affiliates may also contribute to the cost of expenses for sales meetings or seminar sponsorships that may relate to the policy’s and/or the sub-advisers’ respective Portfolios. In addition, AXA FMG, a wholly owned subsidiary of AXA Equitable, receives management fees and administrative fees in connection with the services it provides to the Portfolios. As such, it may be more profitable for us to offer affiliated Portfolios than to offer unaffiliated Portfolios.

AXA Equitable or the Distributors may directly or indirectly receive 12b-1 fees and additional payments from certain unaffiliated Portfolios, their advisers, sub-advisers, distributors or affiliates, for providing certain administrative, marketing, distribution and/or shareholder support services. These fees and payments range from 0% to 0.60% of the unaffiliated Portfolios’ average daily net assets. The Distributors may also receive payments from the advisers or sub-advisers of the unaffiliated Portfolios or their affiliates for certain distribution services, including expenses for sales meetings or seminar sponsorships that may relate to the policy’s and/or the advisers’ respective Portfolios.

As a policy owner, you may bear the costs of some or all of these fees and payments through your indirect investment in the Portfolios. (See the Portfolios’ prospectuses for more information.) These fees and payments, as well as the Portfolios’ investment management fees and administrative expenses, will reduce the underlying Portfolios’ investment returns. AXA Equitable may profit from these fees and payments. AXA Equitable considers the availability of these fees and payment arrangements during the selection process for the underlying Portfolios. These fees and payment arrangements may create an incentive for us to select Portfolios (and classes of shares of Portfolios) that pay us higher amounts.

You should note that some Portfolios have objectives and strategies that are substantially similar to those of certain trusts that are purchased directly rather than under a variable insurance product such as the COIL Institutional SeriesSM policy. These Portfolios may even have the same investment managers and/or advisers and/or a similar name. However, there are numerous factors that can contribute to differences in performance between two investments, particularly over short periods of time. Such factors include the timing of stock purchases and sales; differences in trust cash flows; and specific strategies employed by the portfolio manager.

Some affiliated Portfolios invest in other affiliated Portfolios (the “EQ Fund of Fund Portfolios”). The EQ Fund of Fund Portfolios offer policy owners a convenient opportunity to invest in other Portfolios that are managed and have been selected for inclusion in the EQ Fund of Fund Portfolios by AXA FMG. AXA Advisors, LLC, an affiliated broker-dealer of AXA Equitable, may promote the benefits of such Portfolios to policy owners and/or suggest that policy owners consider whether allocating some or all of their account value to such Portfolios is consistent with their desired investment objectives. In doing so, AXA Equitable, and/or its affiliates, may be subject to conflicts of interest insofar as AXA Equitable may derive greater revenues from the EQ Fund of Fund Portfolios than certain other Portfolios available to you under your policy. Please see “Allocating your contributions” later in this section for more information about your role in managing your allocations.

As described in more detail in the Portfolio prospectuses, the EQ Managed Volatility Portfolios may utilize a proprietary volatility management strategy developed by AXA FMG (the “EQ volatility management strategy”) and, in addition, certain EQ Fund of Fund Portfolios may invest in affiliated Portfolios that utilize this strategy. The EQ volatility management strategy uses futures and options, such as exchange-traded futures and options contracts on securities indices, to reduce the Portfolio’s equity exposure during periods when certain market indicators indicate that market volatility is above specific thresholds set for the Portfolio. When market volatility is increasing above the specific thresholds set for a Portfolio utilizing the EQ volatility management strategy, the adviser of the Portfolio may reduce equity exposure. Although this strategy is intended to reduce the overall risk of investing in the Portfolio, it may not effectively protect the Portfolio from market declines and may increase its losses. Further, during such times, the Portfolio’s exposure to equity securities may be less than that of a traditional equity portfolio. This may limit the Portfolio’s participation in market gains and result in periods of underperformance, including those periods when the specified benchmark index is appreciating, but market volatility is high.

The EQ Managed Volatility Portfolios that include the EQ volatility management strategy as part of their investment objective and/or principal investment strategy, and the EQ Fund of Fund Portfolios that invest in other Portfolios that use the EQ volatility management strategy, are identified below in the chart by a “✓“ under the column entitled “Volatility Management.”

Portfolios that utilize the EQ volatility management strategy (or, in the case of certain EQ Fund of Fund Portfolios, invest in other Portfolios that use the EQ volatility management strategy) are designed to reduce the overall volatility of your account value and provide you with risk-adjusted

About the Portfolios of the Trusts

returns over time. During rising markets, the EQ volatility management strategy, however, could result in your account value rising less than would have been the case had you been invested in a Portfolio that does not utilize the EQ volatility management strategy or, in the case of the EQ Fund of Fund Portfolios, that invest exclusively in other Portfolios that do not use the volatility management strategy. Conversely, investing in investment options that feature a managed-volatility strategy may be helpful in a declining market when high market volatility triggers a reduction in the investment option’s equity exposure because during these periods of high volatility, the risk of losses from investing in equity securities may increase. In these instances, your account value may decline less than would have been the case had you not been invested in investment options that feature a volatility management strategy.

Please see the underlying Portfolio prospectuses for more information in general, as well as more information about the EQ volatility management strategy. Please further note that certain other affiliated Portfolios, as well as unaffiliated Portfolios, may utilize volatility management techniques that differ from the EQ volatility management strategy. Any such unaffiliated Portfolio is not identified under “Volatility Management” below in the chart. Such techniques could also impact your account value in the same manner described above. Please see the Portfolio prospectuses for more information about the Portfolios’ objective and strategies.

Portfolio allocations in certain AXA variable annuity contracts with guaranteed benefits are subject to our Asset Transfer Program (ATP) feature. The ATP helps us manage our financial exposure in connection with providing certain guaranteed benefits, by using predetermined mathematical formulas to move account value between the EQ/Ultra Conservative Strategy Portfolio (an investment option utilized solely by the ATP) and the other Portfolios offered under those contracts. You should be aware that operation of the predetermined mathematical formulas underpinning the ATP has the potential to adversely impact the Portfolios, including their performance, risk profile and expenses. This means that Portfolio investments in contracts with no ATP feature, such as yours, could still be adversely impacted. Particularly during times of high market volatility, if the ATP triggers substantial asset flows into and out of a Portfolio, it could have the following effects on all contract owners invested in that Portfolio:

(a)

By requiring a Portfolio sub-adviser to buy and sell large amounts of securities at inopportune times, a Portfolio’s investment performance and the ability of the sub-adviser to fully implement the Portfolio’s investment strategy could be negatively affected; and

(b)

By generating higher turnover in its securities or other assets than it would have experienced without being impacted by the ATP, a Portfolio could incur higher operating expense ratios and transaction costs than comparable funds. In addition, even Portfolios structured as funds-of-funds that are not available for investment by contract owners who are subject to the ATP could also be impacted by the ATP if those Portfolios invest in underlying funds that are themselves subject to significant asset turnover caused by the ATP. Because the ATP formulas generate unique results for each contract, not all contract owners who are subject to the ATP will be affected by operation of the ATP in the same way. On any particular day on which the ATP is activated, some contract owners may have a portion of their account value transferred to the EQ/Ultra Conservative Strategy Portfolio investment option and others may not. If the ATP causes significant transfers of total account value out of one or more Portfolios, any resulting negative effect on the performance of those Portfolios will be experienced to a greater extent by a contract owner (with or without the ATP) invested in those Portfolios whose account value was not subject to the transfers.

Portfolios of the Trusts

AXA Premier VIP Trust Portfolio Name	Share Class	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)	Volatility Management
EQ/AGGRESSIVE ALLOCATION	A	Seeks to achieve long-term capital appreciation.	• AXA Equitable Funds Management Group, LLC	✓
EQ/CONSERVATIVE ALLOCATION	A	Seeks to achieve a high level of current income.	• AXA Equitable Funds Management Group, LLC	✓
EQ/CONSERVATIVE-PLUS ALLOCATION	A	Seeks to achieve current income and growth of capital, with a greater emphasis on current income.	• AXA Equitable Funds Management Group, LLC	✓
EQ/MODERATE ALLOCATION	A	Seeks to achieve long-term capital appreciation and current income.	• AXA Equitable Funds Management Group, LLC	✓
EQ/MODERATE-PLUS ALLOCATION	A	Seeks to achieve long-term capital appreciation and current income, with a greater emphasis on capital appreciation.	• AXA Equitable Funds Management Group, LLC	✓
EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)	Volatility Management
1290 VT CONVERTIBLE SECURITIES	IB	Seeks a high level of total return.	• AXA Equitable Funds Management Group, LLC • Palisade Capital Management, L.L.C.

About the Portfolios of the Trusts

EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)	Volatility Management
1290 VT DOUBLELINE DYNAMIC ALLOCATION	IB	Seeks to achieve total return from long-term capital appreciation and income.	• AXA Equitable Funds Management Group, LLC • DoubleLine Capital LP
1290 VT DOUBLELINE OPPORTUNISTIC BOND	IB	Seeks to maximize current income and total return.	• AXA Equitable Funds Management Group, LLC • DoubleLine Capital LP
1290 VT ENERGY	IB	Seeks long-term capital appreciation.	• AXA Equitable Funds Management Group, LLC
1290 VT EQUITY INCOME	IB	Seeks a combination of growth and income to achieve an above-average and consistent total return.	• AXA Equitable Funds Management Group, LLC • Barrow, Hanley, Mewhinney & Strauss LLC
1290 VT GAMCO MERGERS & ACQUISITIONS	IA	Seeks to achieve capital appreciation.	• AXA Equitable Funds Management Group, LLC • GAMCO Asset Management, Inc.
1290 VT GAMCO SMALL COMPANY VALUE	IA	Seeks to maximize capital appreciation.	• AXA Equitable Funds Management Group, LLC • GAMCO Asset Management, Inc.
1290 VT LOW VOLATILITY GLOBAL EQUITY	IB	Seeks long-term capital appreciation with lower absolute volatility than the broad equity markets.	• AXA Equitable Funds Management Group, LLC
1290 VT MULTI-ALTERNATIVE STRATEGIES		Seeks long-term growth of capital.	• AXA Equitable Funds Management Group, LLC
1290 VT NATURAL RESOURCES	IB	Seeks to achieve long-term growth of capital.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC
1290 VT REAL ESTATE		Seeks to provide long-term capital appreciation and current income.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC
1290 VT SMALL CAP VALUE	IB	Seeks to achieve long-term growth of capital.	• AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC • Horizon Kinetics Asset Management LLC
1290 VT SMARTBETA EQUITY	IB	Seeks to achieve long-term capital appreciation.	• AXA Equitable Funds Management Group, LLC • AXA Rosenberg Investment Management, LLC
1290 VT SOCIALLY RESPONSIBLE	IB	Seeks to achieve long-term capital appreciation.	• AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC
ALL ASSET GROWTH – ALT 20	IB	Seeks long-term capital appreciation and current income.	• AXA Equitable Funds Management Group, LLC
EQ/AB SMALL CAP GROWTH	IA	Seeks to achieve long-term growth of capital.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC

About the Portfolios of the Trusts

EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)	Volatility Management
EQ/AMERICAN CENTURY MID CAP VALUE	IB	Seeks to achieve long-term capital growth. Income is a secondary objective.	• American Century Investment Management, Inc. • AXA Equitable Funds Management Group, LLC
EQ/BLACKROCK BASIC VALUE EQUITY	IA	Seeks to achieve capital appreciation and secondarily, income.	• AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC
EQ/CLEARBRIDGE LARGE CAP GROWTH	IA	Seeks to achieve long-term capital growth.	• AXA Equitable Funds Management Group, LLC • ClearBridge Investments, LLC
EQ/COMMON STOCK INDEX	IA	Seeks to achieve a total return before expenses that approximates the total return performance of the Russell 3000® Index, including reinvestment of dividends, at a risk level consistent with that of the Russell 3000® Index.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC
EQ/CORE BOND INDEX		Seeks to achieve a total return before expenses that approximates the total return performance of the Bloomberg Barclays U.S. Intermediate Government/Credit Bond Index, including reinvestment of dividends, at a risk level consistent with that of the Bloomberg Barclays U.S. Intermediate Government/Credit Bond Index.	• AXA Equitable Funds Management Group, LLC • SSgA Funds Management, Inc.
EQ/EMERGING MARKETS EQUITY PLUS	IB	Seeks to achieve long-term growth of capital.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC • EARNEST Partners, LLC
EQ/EQUITY 500 INDEX	IA	Seeks to achieve a total return before expenses that approximates the total return performance of the Standard & Poor’s 500 Composite Stock Index, including reinvestment of dividends, at a risk level consistent with that of the Standard & Poor’s 500 Composite Stock Index.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC
EQ/FRANKLIN RISING DIVIDENDS	IB	Seeks to achieve long-term capital appreciation. Preservation of capital, while not a goal, is also an important consideration.	• AXA Equitable Funds Management Group, LLC • Franklin Advisers, Inc.
EQ/FRANKLIN STRATEGIC INCOME	IB	Seeks a high level of current income. A secondary goal is long-term capital appreciation.	• AXA Equitable Funds Management Group, LLC • Franklin Mutual Advisers, LLC
EQ/GOLDMAN SACHS MID CAP VALUE	IB	Seeks to achieve long-term capital appreciation.	• AXA Equitable Funds Management Group, LLC • Goldman Sachs Asset Management, L.P.

About the Portfolios of the Trusts

EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)	Volatility Management
EQ/INTERNATIONAL CORE MANAGED VOLATILITY	IB	Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.

•  AXA Equitable Funds Management Group, LLC

•  BlackRock Investment Management, LLC

•  EARNEST Partners, LLC

•  Federated Global Investment Management Corp.

•  Massachusetts Financial Services Company d/b/a MFS Investment Management

✓
EQ/INTERNATIONAL EQUITY INDEX	IA	Seeks to achieve a total return (before expenses) that approximates the total return performance of a composite index comprised of 40% DJ Euro STOXX 50 Index, 25% FTSE 100 Index, 25% TOPIX Index, and 10% S&P/ASX 200 Index, including reinvestment of dividends, at a risk level consistent with that of the composite index.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC
EQ/INTERNATIONAL VALUE MANAGED VOLATILITY	IA	Seeks to provide current income and long-term growth of income, accompanied by growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	• AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC • Harris Associates L.P.	✓
EQ/INVESCO COMSTOCK	IA	Seeks to achieve capital growth and income.	• AXA Equitable Funds Management Group, LLC • Invesco Advisers, Inc.
EQ/INVESCO GLOBAL REAL ESTATE	IB	Seeks to achieve total return through growth of capital and current income.	• AXA Equitable Funds Management Group, LLC • Invesco Advisers, Inc.
EQ/IVY MID CAP GROWTH	IB	Seeks to provide growth of capital.	• AXA Equitable Funds Management Group, LLC • Ivy Investment Management Company
EQ/JANUS ENTERPRISE	IB	Seeks to achieve capital growth.	• AXA Equitable Funds Management Group, LLC • Janus Capital Management LLC
EQ/JPMORGAN VALUE OPPORTUNITIES	IA	Seeks to achieve long-term capital appreciation.	• AXA Equitable Funds Management Group, LLC • J.P. Morgan Investment Management Inc.
EQ/LARGE CAP CORE MANAGED VOLATILITY	IA	Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	• AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC • Capital International, Inc. • Vaughan Nelson Investment Management • Thornburg Investment Management, Inc.	✓

About the Portfolios of the Trusts

EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)	Volatility Management
EQ/LARGE CAP GROWTH INDEX	IA	Seeks to achieve a total return before expenses that approximates the total return performance of the Russell 1000® Growth Index, including reinvestment of dividends at a risk level consistent with the Russell 1000® Growth Index.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC
EQ/LARGE CAP GROWTH MANAGED VOLATILITY	IA	Seeks to provide long-term capital growth with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.

•  AXA Equitable Funds Management Group, LLC

•  BlackRock Investment Management, LLC

•  HS Management Partners, LLC

•  Loomis, Sayles & Company, L.P.

•  Polen Capital Management, LLC

•  T. Rowe Price Associates, Inc.

✓
EQ/LARGE CAP VALUE INDEX	IB	Seeks to achieve a total return before expenses that approximates the total return performance of the Russell 1000® Value Index, including reinvestment of dividends, at a risk level consistent with that of the Russell 1000® Value Index.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC
EQ/LOOMIS SAYLES GROWTH	IA	Seeks to achieve capital appreciation.	• AXA Equitable Funds Management Group, LLC • Loomis, Sayles & Company, L.P.
EQ/MFS INTERNATIONAL GROWTH	IB	Seeks to achieve capital appreciation.	• AXA Equitable Funds Management Group, LLC • Massachusetts Financial Services Company d/b/a MFS Investment Management
EQ/MFS INTERNATIONAL VALUE	IB	Seeks to achieve capital appreciation.	• AXA Equitable Funds Management Group, LLC • Massachusetts Financial Services Company
EQ/MFS TECHNOLOGY		Seeks to achieve capital appreciation.	• AXA Equitable Funds Management Group, LLC • Massachusetts Financial Services Company d/b/a MFS Investment Management
EQ/MFS UTILITIES SERIES	IB	Seeks to achieve total return.	• AXA Equitable Funds Management Group, LLC • Massachusetts Financial Services Company
EQ/MID CAP INDEX	IA	Seeks to achieve a total return before expenses that approximates the total return performance of the Standard & Poor’s MidCap 400® Index, including reinvestment of dividends, at a risk level consistent with that of the Standard & Poor’s MidCap 400® Index.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC

About the Portfolios of the Trusts

EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)	Volatility Management
EQ/MID CAP VALUE MANAGED VOLATILITY	IA	Seeks to achieve long-term capital appreciation with an emphasis on risk adjusted returns and managing volatility in the Portfolio.	• AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC • Diamond Hill Capital Management, Inc. • Wellington Management Company, LLP	✓
EQ/MONEY MARKET(+)	IA	Seeks to obtain a high level of current income, preserve its assets and maintain liquidity.	• AXA Equitable Funds Management Group, LLC • BNY Mellon Investment Adviser, Inc.
EQ/MORGAN STANLEY SMALL CAP GROWTH	IB	Seeks to achieve long-term growth of capital.	• AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC • Morgan Stanley Investment Management Inc.
EQ/OPPENHEIMER GLOBAL	IB	Seeks to achieve capital appreciation.	• AXA Equitable Funds Management Group, LLC • Invesco Advisers, Inc.
EQ/PIMCO GLOBAL REAL RETURN	IB	Seeks to achieve maximum real return, consistent with preservation of capital and prudent investment management.	• AXA Equitable Funds Management Group, LLC • Pacific Investment Management Company LLC
EQ/PIMCO REAL RETURN	IB	Seeks to achieve maximum real return, consistent with preservation of real capital and prudent investment management.	• AXA Equitable Funds Management Group, LLC • Pacific Investment Management Company LLC
EQ/PIMCO TOTAL RETURN	IB	Seeks to achieve maximum total return, consistent with preservation of capital and prudent investment management.	• AXA Equitable Funds Management Group, LLC • Pacific Investment Management Company LLC
EQ/PIMCO ULTRA SHORT BOND	IB	Seeks to generate a return in excess of traditional money market products while maintaining an emphasis on preservation of capital and liquidity.	• AXA Equitable Funds Management Group, LLC • Pacific Investment Management Company LLC
EQ/SMALL COMPANY INDEX	IA	Seeks to replicate as closely as possible (before expenses) the total return of the Russell 2000® Index.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC
EQ/T. ROWE PRICE GROWTH STOCK	IA	Seeks to achieve long-term capital appreciation and secondarily, income.	• AXA Equitable Funds Management Group, LLC • T. Rowe Price Associates, Inc.
EQ/T. ROWE PRICE HEALTH SCIENCES	IB	Seeks to achieve long-term capital appreciation.	• AXA Equitable Funds Management Group, LLC • T. Rowe Price Associates, Inc.

About the Portfolios of the Trusts

EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)	Volatility Management
EQ/TEMPLETON GLOBAL EQUITY MANAGED VOLATILITY		Seeks to achieve long-term capital growth with an emphasis on risk adjusted returns and managing volatility in the Portfolio.	• AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC • Templeton Global Advisors Limited	✓
MULTIMANAGER AGGRESSIVE EQUITY	IA	Seeks to achieve long-term growth of capital.

•  AllianceBernstein L.P.

•  AXA Equitable Funds Management Group, LLC

•  ClearBridge Investments, LLC

•  1832 Asset Management U.S., Inc.

•  T. Rowe Price Associates, Inc.

•  Westfield Capital Management Company, L.P.

MULTIMANAGER TECHNOLOGY	IA	Seeks to achieve long-term growth of capital.	• AllianceBernstein L.P. • Allianz Global Investors U.S. LLC • AXA Equitable Funds Management Group, LLC • Wellington Management Company, LLP

AIM Variable Insurance Funds (Invesco Variable Insurance Funds) — Series II Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
INVESCO V.I. DIVERSIFIED DIVIDEND FUND	The fund’s investment objective is to provide reasonable current income and long-term growth of income and capital.	• Invesco Advisers, Inc.
American Funds Insurance Series® Portfolio Name — Class 4 Shares	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
GLOBAL SMALL CAPITALIZATION FUND	The fund’s investment objective is to provide long-term growth of capital.	• Capital Research and Management Company
NEW WORLD FUND®	The fund’s investment objective is long-term capital appreciation.	• Capital Research and Management Company
BlackRock Variable Series Funds, Inc. — Class III Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
BLACKROCK GLOBAL ALLOCATION V.I. FUND	To seek high total investment return.	• Adviser: BlackRock Advisors, LLC
Fidelity® Variable Insurance Products (VIP) – Service Class 2 Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
FIDELITY® VIP ASSET MANAGER: GROWTH PORTFOLIO	The fund Seeks to maximize total return by allocating its assets among stocks, bonds, short-term instruments, and other investments.	• Fidelity Management & Research Company (FMR)
FIDELITY® VIP GROWTH & INCOME PORTFOLIO	Seeks high total return through a combination of current income and capital appreciation.	• Fidelity Management & Research Company (FMR)
FIDELITY® VIP MID CAP PORTFOLIO	Seeks long-term growth of capital.	• Fidelity Management & Research Company (FMR)
FIDELITY® VIP VALUE PORTFOLIO	Seeks capital appreciation.	• Fidelity Management & Research Company (FMR)

About the Portfolios of the Trusts

Franklin Templeton Variable Insurance Products Trust — Class 2 Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
FRANKLIN SMALL CAP VALUE VIP FUND	Seeks long-term total return.	• Franklin Mutual Advisers, LLC
TEMPLETON DEVELOPING MARKETS VIP FUND	Seeks long-term capital appreciation.	• Templeton Asset Management Ltd.
TEMPLETON GLOBAL BOND VIP FUND	Seeks high current income, consistent with preservation of capital. Capital appreciation is a secondary consideration.	• Franklin Advisers, Inc.
Ivy Variable Insurance Portfolios Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
IVY VIP HIGH INCOME	To seek to provide total return through a combination of high current income and capital appreciation.	• Ivy Investment Management Company (IICO)
IVY VIP SMALL CAP GROWTH	To seek to provide growth of capital.	• Ivy Investment Management Company (IICO)
Legg Mason Partners Variable Equity Trust — Share Class II Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
CLEARBRIDGE VARIABLE MID CAP PORTFOLIO	Seeks long-term growth of capital.	• Legg Mason Partners Fund Advisor, LLC (Investment Manager) • Sub-Adviser: ClearBridge Investments, LLC
Lord Abbett Series Fund Class VC Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
LORD ABBETT BOND DEBENTURE PORTFOLIO (VC)	The Fund’s investment objective is to seek high current income and the opportunity for capital appreciation to produce a high total return.	• Lord, Abbett & Co. LLC
PIMCO Variable Insurance Trust — Advisor Class Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
PIMCO COMMODITYREALRETURN® STRATEGY PORTFOLIO	Seeks maximum real return consistent with prudent investment management.	• Pacific Investment Management Company LLC
T. Rowe Price Equity Series, Inc. Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
T. ROWE PRICE EQUITY INCOME PORTFOLIO - II	Seeks a high level of dividend income and long-term capital growth primarily through investments in stocks.	• T. Rowe Price Associates, Inc.
VanEck VIP Trust — Service Class Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
VANECK VIP GLOBAL HARD ASSETS FUND	Seeks long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.	• Van Eck Associates Corporation
(+)

The Portfolio operates as a “government money market fund.” The Portfolio will invest at least 99.5% of its total assets in U.S. government securities, cash, and/or repurchase agreements that are fully collateralized by U.S. government securities or cash.

You should consider the investment objectives, risks, and charges and expenses of the Portfolios carefully before investing. The prospectuses for the Trusts contain this and other important information about the Portfolios. The prospectuses should be read carefully before investing. In order to obtain copies of Trust prospectuses that do not accompany this prospectus, you may call one of our customer service representatives at 1-800-947-3598.

About the Portfolios of the Trusts

5. Payment of premiums and determining your policy’s value

How you can pay for and contribute to your policy

Premium payments.  We call the amounts you contribute to your policy “premiums” or “premium payments.” The amount we require as your first premium varies depending on the specifics of your policy and the insured person. Each subsequent premium payment must be at least $250, although we can increase this minimum if we give you advance notice. Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount.

Section 1035 exchanges of policies.  If we approve, you may purchase a COIL Institutional SeriesSM policy through an assignment and exchange of another life insurance policy with a cash surrender value pursuant to a valid exchange under Section 1035 of the Internal Revenue Code (the “Code”). If such other policy is subject to a policy loan, we may permit you to carry over all or a portion of such loan to the COIL Institutional SeriesSM policy, subject to our administrative rules then in effect. In this case, we will treat any cash paid, plus any loaned amount carried over to the COIL Institutional SeriesSM policy, as premium received in consideration of our issuing the policy. If we allow you to carry over all or a portion of any such outstanding loan, then we will hold amounts securing such loan in the same manner as the collateral for any other policy loan, and your policy also will be subject to all our other rules regarding loans (see “Borrowing from your policy” later in this prospectus).

You can generally pay premiums at such times and in such amounts as you like before the policy anniversary nearest the insured’s 100th birthday, so long as (i) you pay enough to prevent your policy from lapsing and (ii) you don’t exceed certain limits determined by the federal income tax laws applicable to life insurance.

Your choice of a life insurance qualification test and limits on premium payments.  A policy must satisfy either of two testing methods to qualify as a life insurance contract for tax purposes under Section 7702 of the Code. In your application, you may choose either the guideline premium/cash value corridor test (“guideline premium test”) or the cash value accumulation test. If you do not choose a life insurance qualification test, your policy will be issued using the guideline premium test. Once your policy is issued, the qualification method cannot be changed.

The qualification method you choose will depend upon your objective in purchasing the policy. Generally, under the cash value accumulation test, you have the flexibility to pay more premiums in the earlier years than under the guideline premium test for the same face amount and still qualify as life insurance for federal income tax purposes. Under the guideline premium test, the federal tax law definition of “life insurance” limits your ability to pay certain high levels of premiums (relative to your policy’s insurance coverage) but increases those limits over time. We will return any premium payments that exceed these limits.

You should note, however, that the alternative death benefit under the cash value accumulation test may be higher in earlier policy years than under the guideline premium test, which will result in higher charges. Under either test, if at any time your policy account value plus any Enhanced Amount (as such terms are defined later in the prospectus) is high enough that the alternative higher death benefit would apply, we reserve the right to limit the amount of any premiums that you pay, unless the insured person provides us with evidence of insurability satisfactory to us.

Regardless of which life insurance qualification test you choose, if your premium payments exceed certain other amounts specified under the Code, your policy will become a “modified endowment contract,” which may subject you to additional taxes and penalties on any distributions from your policy. See “Tax information” later in this prospectus. We may return any premium payments that would cause your policy to become a modified endowment contract if we have not received a satisfactory modified endowment contract acknowledgment from you.

You can ask your financial professional to provide you with an illustration of Policy Benefits that shows you the amount of premiums you can pay, based on various assumptions, without exceeding applicable tax law limits. The tax law limits can change as a result of certain changes you make to your policy. For example, a reduction in the face amount of your policy may reduce the amount of premiums that you can pay and may impact whether your policy is a modified endowment contract.

You should discuss your choice of life insurance qualification test and possible limitations on policy premiums with your financial professional and tax advisor before purchasing the policy.

Planned periodic premiums.  Page 3 of your policy will specify a “planned periodic premium.” This is the amount that you request us to bill you. However, payment of these or any other specific amounts of premiums is not mandatory. You need to pay only enough premiums to keep your policy from lapsing or terminating as discussed below.

The minimum amount of premiums you must pay

Policy “lapse” and termination. Your policy will lapse (also referred to in your policy as “default”) if it does not have enough net policy account value to pay the monthly charges when due. (“Policy account value” and “net policy account value” are explained under “Payment of premiums and determining your policy’s value” later in this prospectus.) We will mail a notice to you at your last known address if your policy lapses. Such written notice will state that a grace period of 61 days has begun starting with the date the notice is mailed. The notice will also state the amount of payment that is due. The payment required will not be more than an amount sufficient to increase your net policy account value to cover all monthly deductions for 3 months, calculated assuming no interest or investment performance was credited to or charged against your policy account value and assuming no policy changes were made. You may not make any transfers or request any other policy changes during a grace period. If we do not receive your payment by the end of the grace period, your policy (and all riders to the policy) will terminate without value and all coverage under your policy will cease. We will mail an additional notice to you if your policy terminates.

Payment of premiums and determining your policy’s value

If the insured person dies during a grace period, we will pay the death benefit, plus any benefits due from riders, less any overdue charges, policy loans and accrued loan interest, to the beneficiary you have named.

Your policy will terminate if you don’t pay enough premiums to pay the charges we deduct. However, we will first send you a notice and give you the opportunity to pay any shortfall.

You may owe taxes if your policy terminates while you have a loan outstanding, even though you receive no additional money from your policy at that time. See “Tax information” later in this prospectus.

Restoring a terminated policy.  To have your policy “restored” (put back in force), you must apply within three years after the date of termination. You must also (i) present evidence of insurability satisfactory to us and (ii) pay at least the amount of premium that we require. The required payment will not be more than an amount sufficient to cover the total monthly deductions for 3 months, calculated from the effective date of restoration and the charges deducted from premiums. We will determine the amount of this required payment as if no interest or investment performance were credited to or charged against your policy account value. You may only restore your policy if it has terminated without value. You may not restore a policy that was given up for its net cash surrender value. The Enhanced Amount that was applicable on the day of default will not be restored after a policy is terminated and restored.

We will not restore the policy unless the insured person is alive on the effective date of policy restoration. The effective date of the restoration of policy benefits will be the beginning of the policy month which coincides with or next follows the date we approve your request. We will deduct an amount not to exceed the total premium charge plus charges for state, local and federal taxes shown in “Table of policy charges” in “Risk/benefit summary: Charges and expenses you will pay” from the required payment. Your policy account value on the date of restoration will be equal to the balance of the required payment. We will start to make monthly deductions again as of the effective date of restoration. Policy loans are not restored when the policy is restored.

Investment options within your policy

Except as set forth in the next paragraph, we will initially put all unloaned amounts which you have allocated to investment options into such options on the later of: (1) the business day that we receive the full minimum initial premium at our Administrative Office; (2) the register date of your policy; and (3) the issue date of your policy (the “Investment Start Date”). Before the Investment Start Date, your initial premium will be held in a non-interest bearing account. See “Policy issuance” in “More information about procedures that apply to your policy” later in this prospectus.

In those states that require us to return your premium without adjustment for investment performance within a certain number of days (see “Your right to cancel within a certain number of days,” later in this prospectus), we will initially put all amounts which you have allocated to the investment options into our EQ/Money Market investment option as of the Investment Start Date. We will re-allocate that investment in accordance with your premium allocation instructions then in effect as of the “Allocation Date”, which is the later of: (1) the first business day following the end of the free look period (e.g., 10 days from the signed date on the Delivery Receipt); and (2) the business day the Delivery Receipt is received in our Administrative Office. For all other policies, the Allocation Date is the Investment Start Date, and there is no automatic initial allocation to the EQ/Money Market investment option.

You give such allocation instructions in your application to purchase a policy. You can change the premium allocation percentages at any time, but this will not affect any prior allocations. The allocation percentages that you specify must always be in whole numbers and total exactly 100%.

The policy is between you and AXA Equitable. The policy is not an investment advisory account, and AXA Equitable is not providing any investment advice or managing the allocations under your policy. In the absence of a specific written arrangement to the contrary, you, as the owner of the policy, have the sole authority to make investment allocations and other decisions under the policy. Your AXA Advisors’ financial professional is acting as a broker-dealer registered representative, and is not authorized to act as an investment advisor or to manage the allocations under your policy. If your financial professional is a registered representative with a broker-dealer other than AXA Advisors, you should speak with him/her regarding any different arrangements that may apply.

You can choose among variable investment options.

Variable investment options.  The available variable investment options are listed on the front cover of this prospectus. (Your policy and other supplemental materials may refer to these as “Investment Funds”.) The investment results you will achieve in any one of these options will depend on the investment performance of the corresponding Portfolio that shares the same name as that option. That Portfolio follows investment practices, policies and objectives that are appropriate to the variable investment option you have chosen. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option.

The advisors who make the investment decisions for each Portfolio are set forth later in the prospectus under “About the Portfolios of the Trusts.”

You will find other important information about each Portfolio in the separate prospectuses for each Trust which accompany this prospectus including a comprehensive discussion of the risks of investing in each Portfolio. To obtain copies of Trust prospectuses that do not accompany this prospectus, you may call one of our customer service representatives at 1-800-947-3598. We may add or delete variable investment options or Portfolios at any time.

Guaranteed interest option.  You can also allocate some or all of your policy’s value to our guaranteed interest option. We, in turn, invest such amounts as part of our general assets. Periodically we declare a fixed rate of interest (2% minimum) on amounts that you allocate to our guaranteed interest option. We credit and compound the interest daily at an effective annual rate that equals the declared rate. At any time, the rates we are declaring on existing policies may differ from the rates we are then declaring for newly issued policies. (The guaranteed interest option is part of what your policy and other supplemental material may refer to as the “Guaranteed Interest Account”.)

We will pay at least 2% annual interest on our guaranteed interest option.

Market Stabilizer Option® (“MSO”).  The MSO rider provides you with the opportunity to earn interest that we will credit based in part on the performance of the S&P 500 Price Return Index. The S&P 500 Price

Payment of premiums and determining your policy’s value

Return Index includes 500 companies in leading industries of the U.S. economy, capturing 75% coverage of U.S. equities. The S&P 500 Price Return Index does not include dividends declared by any of the companies included in this Index. Please see the separate supplement accompanying this prospectus and the Market Stabilizer Option® prospectus for more information.

Your policy account value

As set forth earlier in this prospectus, we deduct premium charges and charges for taxes from each premium payment you make. We credit the rest of each premium payment to your policy account value. You instruct us to allocate your policy account value to one or more of the policy’s investment options indicated on the front cover of this prospectus.

Your policy account value, is the total of (i) your amounts in our variable investment options, (ii) your amounts in our guaranteed interest option other than in (iii), and (iii) any amounts that we are holding to secure policy loans that you have taken (including any interest on those amounts which has not yet been allocated to the variable investment options). See “Borrowing from your policy” later in this prospectus. The account value of any policy amounts transferred to the Market Stabilizer Option® (“MSO”) is also included in your policy account value, and is calculated as described in the separate Market Stabilizer Option® prospectus. (Your policy and other supplemental material may refer to (ii) and (iii) above as our “Guaranteed Interest Account”.) These amounts are subject to certain charges discussed in “Risk/benefit summary: Charges and expenses you will pay,” earlier in this prospectus.

Your “net policy account value” is your policy account value minus any outstanding policy loan and accrued loan interest.

Your “cash surrender value” is your policy account value plus the Enhanced Amount, if applicable.

Your “net cash surrender value” is your cash surrender value minus any outstanding policy loan and accrued loan interest.

Your policy account value will be credited with the same returns as are achieved by the Portfolios that you select and interest credited on amounts in the guaranteed interest option, and is reduced by the amount of administrative, mortality and expense risk, cost of insurance and rider charges we deduct under the policy.

Your policy’s value in our variable investment options.  The account value that you have allocated to any variable investment option is invested in shares of the corresponding Portfolio. Your value in each variable investment option is measured by “units.”

The number of your units in any variable investment option does not change, absent an event or transaction under your policy that involves moving assets into or out of that option. Whenever any amount is withdrawn or otherwise deducted from one of your policy’s variable investment options, we “redeem” (cancel) the number of units that has a value equal to that amount. This can happen, for example, when all or a portion of monthly deductions and transaction-based charges, if applicable, are deducted from that option, or when loans, transfers, withdrawals and surrenders are made from that option. Similarly, you “purchase” additional units having the same value as the amount of any premium (after deduction of charges deducted from premiums), loan repayment, or transfer that you allocate to that option.

The value of your units will increase or decrease each business day, as though you had invested in the corresponding Portfolio’s shares directly (and reinvested all dividends and distributions from the Portfolio in additional Portfolio shares). On any day, your value in any variable investment option equals the number of units credited to your policy under that option, multiplied by that day’s value for one such unit. The mortality and expense risk charge mentioned earlier in this prospectus is calculated as a percentage of the value you have in the variable investment options and the MSO, if applicable, and deducted monthly from your policy account.

Your policy’s value in our guaranteed interest option.  Your policy’s value in our guaranteed interest option includes any amounts that have been allocated to that option, based on your request. We credit all of such amounts with interest at rates we declare from time to time. We guarantee that these rates will not be less than a 2% effective annual rate.

Amounts may be allocated to or removed from your policy’s value in our guaranteed interest option for the same purposes as described earlier in this prospectus for the variable investment options. We credit your policy with a number of dollars in that option that equals any amount that is being allocated to it. Similarly, if amounts are being removed from your guaranteed interest option for any reason, we reduce the amount you have credited to that option on a dollar-for-dollar basis.

Payment of premiums and determining your policy’s value

6. Transferring your money among our investment options

Transfers you can make

You can transfer among our variable investment options and into our guaranteed interest option.

After your policy’s Allocation Date, you can transfer amounts from one investment option to another subject to certain restrictions discussed below. Currently, the total of all transfers you make on the same day must be at least $500; except that you may transfer your entire balance in an investment option, even if it is less than $500. We reserve the right to lower this $500 limit upon written notice to you. We also reserve the right to restrict transfers among variable investment options including to limit transfers to once every 30 days, to require a minimum time period between each transfer, and to establish a maximum dollar amount for transfers. If we decide to change our limitations on transfers into or out of the variable investment options, we will provide you with advance written notice.

Please see “Investment options within your policy” in “Payment of premiums and determining your policy’s value” for more information about your role in managing your allocations.

Current unrestricted transfers out of the guaranteed interest option.  We are relaxing our policy rules so that, beginning on the business day after the Allocation Date and thereafter, you may transfer any amount of unloaned policy account value out of the guaranteed interest option to any other investment option until further notice. If we decide to change our limitations on transfers out of the guaranteed interest option, we will provide you with notice of at least 30 days.

Although the policy rules are currently not in effect, we reserve the right to impose them, in which case the following limitations would apply:

•	transfers out of the guaranteed interest option are limited to once each policy year;

•	any such request for transfer must be received within a period beginning 30 days prior to the policy anniversary and ending 60 days after the policy anniversary;

•

a transfer request received up to 30 days prior to policy anniversary will be effective on the policy anniversary, and on or within 60 days after the policy anniversary will become effective on the date the request is received;

•

the maximum amount you may transfer in any policy year is the greatest of (a) $500, (b) 25% of the unloaned value in the guaranteed interest option on the transfer effective date, and (c) the amount transferred from the unloaned value in our guaranteed interest option the immediately preceding policy year, if any.

Please note that the ability to make unrestricted transfers from the guaranteed interest option does not apply to any amounts that we are holding as collateral for a policy loan or as “restricted” amounts as a result of your election to receive a living benefit, if available under your policy. In addition, if you elect to transfer account value to the Market Stabilizer Option® (“MSO”), there must be sufficient funds remaining in the guaranteed interest option to cover the Charge Reserve Amount.

Disruptive transfer activity.  We reserve the right to limit access to these services described below if we determine that you are engaged in a disruptive transfer activity, such as “market timing.” (see “Disruptive transfer activity” in “More information about other matters.”)

How to make transfers

You may submit a written request for a transfer to our Administrative Office. In general, transfers take effect on the date the request is received. However, any written or facsimile transaction requests received after 4:00 p.m. (Eastern Time) take effect the next business day. Finally, there may be a charge for making any transfer. Please see “Risk/benefit summary: Charges and expenses you will pay” earlier in this prospectus for more information about charges for this transfer.

Our automatic transfer service

We offer an automatic transfer service. This service allows you to gradually allocate amounts to the variable investment options by periodically transferring approximately the same dollar amount to the variable investment options you select. This will cause you to purchase more units if the unit’s value is low, and fewer units if the unit’s value is high. Therefore, you may achieve a lower average cost per unit over the long term.

Using the automatic transfer service does not guarantee that you will earn a profit or be protected against losses.

Our automatic transfer service (also referred to as our “dollar cost averaging service”) enables you to make automatic monthly or quarterly transfers from the EQ/Money Market option to our other variable investment options. If you elect the automatic transfer service on a monthly basis, transfers will occur on the 10th day of each policy month. If you elect the automatic transfer service on a quarterly basis, transfers will occur on the 10th day of the last month of each calendar quarter. You may elect the automatic transfer service with your policy application or at any later time (provided you are not using the asset rebalancing service described below). At least $5,000 must be allocated to the EQ/Money Market option to begin using the automatic transfer service with a minimum total transfer amount of $250.

You can also cancel the automatic transfer service at any time by submitting a written request to our Administrative Office. You may not simultaneously participate in the asset rebalancing service and the automatic transfer service.

Transferring your money among our investment options

We will not deduct a transfer charge for any transfer made in connection with our automatic transfer service.

Our asset rebalancing service

You may wish us to periodically redistribute the amounts you have in our variable investment options so that the relative amount of your account value in each variable option is restored to match the planned periodic premium allocation percentages. You can accomplish this automatically through our asset rebalancing service. The rebalancing will occur on the 10th day of the last month of a calendar quarter. Certain investment options, such as the guaranteed interest option and the MSO, are not available investment options with the asset rebalancing service. You also may not simultaneously participate in the asset rebalancing service and the automatic transfer service (discussed above).

You may request the asset rebalancing service in your policy application or at any later time by completing our enrollment form. At any time, you may also terminate the rebalancing program or make changes to your allocations under the program. Once enrolled in the rebalancing service, it will remain in effect until you instruct us in writing to terminate the service. Requesting an investment option transfer while enrolled in our asset rebalancing service will not automatically change your allocation instructions for rebalancing your account value. This means that upon the next scheduled rebalancing, we will transfer amounts among your investment options pursuant to the allocation instructions previously on file for your rebalancing service. Changes to your allocation instructions for the rebalancing service (or termination of your enrollment in the service) must be in writing and sent to our Administrative Office. You may change your allocation instructions by changing the planned periodic premium allocation percentages or discontinue participation in the asset rebalancing service at any time.

We will not deduct a transfer charge for any transfer made in connection with our asset rebalancing service.

Transfers by third parties

As a general rule and as a convenience to you, we allow you to give a third party the right to effect transfers on your behalf. However, when the same third party makes transfers for many policy owners, the result can be simultaneous transfers involving large amounts of account value. Such transfers can disrupt the orderly management of the portfolios underlying the policy, can result in higher costs to policy owners, and are generally not compatible with the long-range goals of policy owners. We believe that such simultaneous transfers effected by such third parties are not in the best interests of all shareholders of the variable investment options, and the managements of the variable investment options share this position.

Therefore, to the extent necessary to reduce the adverse effects of simultaneous transfers made by third parties who make transfers on behalf of multiple policy owners, we may not honor such transfers. We will notify you in writing if we do not process a transfer request. Also, we will institute procedures to assure that the transfer requests that we receive have, in fact, been made by the policy owners in whose names they have been submitted. These procedures will not, however, prevent policy owners from making their own transfer requests.

Transferring your money among our investment options

7. Death benefits/accessing your money

About your life insurance benefit

Your policy’s face amount.  In your application to buy a COIL Institutional SeriesSM policy, you tell us how much insurance coverage you want on the life of the insured person. We call this the “face amount” of the base policy. $100,000 is the smallest face amount of base coverage you can request. Insurance coverage begins on the register date.

You should consider whether it would be to your advantage to take out some of your coverage under our Integrated Term rider. This rider generally provides lower current charges, although the guaranteed cost of insurance is generally higher under this rider than under the base policy. See “The Integrated Term rider” below.

If the insured person dies, we pay a life insurance benefit to the “beneficiary” you have named. The amount we pay depends on whether you have chosen death benefit Option A or death benefit Option B. (See “Your options for receiving policy proceeds” under “More information about policy features and benefits” later in this prospectus).

Your policy’s “death benefit” options.  In your policy application, you also choose whether the basic amount (or “benefit”) we will pay if the insured person dies is:

•

Option A — The policy’s face amount on the date of the insured person’s death. The amount of this death benefit doesn’t change over time, unless you take any action that changes the policy’s face amount;

— or —

•

Option B — The policy’s face amount plus the policy account value on the date of death. Under this option, the amount of death benefit generally changes from day to day, because many factors (including underlying fund’s investment performance, deduction of charges and expenses, premium payments and withdrawals) affect your policy account value. For this purpose, the policy account value is increased by the Enhanced Amount (during the first 14 policy years).

Under Option B, your policy’s death benefit will tend to be higher than under Option A. As a result, the monthly insurance charge we deduct will also be higher, to compensate us for our additional risk. See “Payment of premiums and determining your policy’s value” for additional detail regarding the calculation of the policy value account.

Starting in the third policy year, you can change the death benefit option of the policy subject to our underwriting rules then in effect as to maximum age. If you ask us to change from Option A to Option B, we will reduce the base policy face amount by the amount in your policy account on the date the change takes effect. Reductions in base policy face amount will be in the same order as specified under “Decreases” in “You can increase or decrease your insurance coverage” below. However, we will decline to make such change if it would reduce the base policy face amount to less than the $100,000 minimum. If you ask us to change from Option B to Option A, we will increase the base policy face amount by the amount in your policy account on the date the change takes effect. Such an increase in base policy face amount will be treated as part of the initial base policy face amount. Such reductions and increases in the base policy face amount are made so that the death benefit remains the same on the date the change takes effect.

We reserve the right to decline to make any change that we determine would cause this policy to fail to qualify as life insurance under applicable tax law as interpreted by us. We also reserve the right to decline any change that may cause this policy to lose its ability to be tested for Federal income tax purposes under the 2017 Commissioners Standard Ordinary mortality tables, as this could cause the policy to fail to qualify as life insurance for tax purposes.

Alternative higher death benefit in certain cases

Your policy is designed to always provide a minimum level of insurance protection relative to your policy account value, in part to meet the definition of “life insurance” under section 7702 of the Code. For this purpose, the policy account value is increased by the Enhanced Amount.

We will automatically pay an alternative death benefit if it is higher than the basic Option A or Option B death benefit you have selected. The alternative higher death benefit is based upon the life insurance qualification test (described above) that you choose. For the guideline premium test, this alternative death benefit is computed by multiplying your policy account value (including any applicable Enhanced Amount) on the insured person’s date of death by a percentage specified in your policy. The percentage depends on the insured person’s age for the then current policy year and ranges from 250% at age 40 or under to 101% at 94 and over.

If the policy account value in your policy is high enough, relative to the face amount, the life insurance benefit will automatically be greater than the Option A or Option B death benefit you have selected.

For the cash value accumulation test, the alternative death benefit is computed by multiplying your policy account value (including any applicable Enhanced Amount) on the insured person’s date of death by a percentage specified in your policy. The percentage depends upon the insured’s age, sex and tobacco use status and is calculated using an interest rate of 4% and mortality charges based upon the 2017 Commissioner’s Standard Ordinary Mortality Tables.

These higher alternative death benefits expose us to greater insurance risk than the regular Option A and B death benefit. Because the cost of insurance charges we make under your policy are based in part on the amount of our risk, you will pay more cost of insurance charges for any periods during which a higher alternative death benefit is the operative one.

The operative period for the higher alternative death benefit is determined in connection with the requirements of the Code. The calculation of the death benefit is built into the monthly calculation of

Death benefits/accessing your money

the cost of insurance charge, which is based on the net amount at risk. The need for the higher alternative death benefit is assessed on each monthly anniversary date, and on the death of the insured. Each policy owner receives an annual statement showing various policy values. The annual statement shows the death benefit amount as of the policy anniversary, and that amount would reflect the alternative higher death benefit amount, if applicable at that time. This annual statement also reflects the monthly cost of insurance charge for the policy year, reflecting a higher net amount at risk in those months when the higher alternative death benefit is in effect.

Other adjustments to death benefit.   We will increase the death benefit proceeds by the amount of any other benefits we owe upon the insured person’s death under any optional riders which are in effect.

We will reduce the death benefit proceeds by the amount of any outstanding policy loans and unpaid loan interest, as well as any amount of monthly charges under the policy that remain unpaid because the insured person died during a grace period. After being reduced by all of these amounts, the death benefit is referred to as the “net death benefit.”

Subject to certain restrictions, you can request a change in your death benefit option.

Your options for receiving policy proceeds

Beneficiary of death benefit.  You designate your policy’s beneficiary in your policy application. You can change the beneficiary at any other time during the insured person’s life. If no beneficiary is living when the insured person dies, we will pay the death benefit proceeds in equal shares to the insured person’s surviving children. If there are no surviving children, we will instead pay the insured person’s estate.

Payment of death benefit.  We will pay any death benefit in a single sum. If the beneficiary is a natural person (i.e., not an entity such as a corporation) and so elects, death benefit proceeds can be paid through the “AXA Equitable Access Account”, which is a draft account that works in certain respects like an interest-bearing checking account. In that case, we will send the beneficiary a draftbook, and the beneficiary will have immediate access to the proceeds by writing a draft for all or part of the amount of the death benefit proceeds. AXA Equitable will retain the funds until a draft is presented for payment. Interest on the AXA Equitable Access Account is earned from the date we establish the account until the account is closed by your beneficiary or by us if the account balance falls below the minimum balance requirement, which is currently $1,000. The AXA Equitable Access Account is part of AXA Equitable’s general account and is subject to the claims of our creditors. We will receive any investment earnings during the period such amounts remain in the general account. The AXA Equitable Access Account is not a bank account or a checking account and it is not insured by the FDIC. Funds held by insurance companies in the general account are guaranteed by the respective state guaranty association.

A beneficiary residing outside the U.S., however, cannot elect the AXA Equitable Access Account. If the beneficiary is a trust that has two or fewer trustees, death benefit proceeds can be paid through the AXA Equitable Access Account.

See “When we pay policy proceeds” in “More information about other matters” for details on when death benefits are paid.

Accessing your money

You can access the money in your policy in different ways. You may borrow up to 90% of your policy account value (as defined under “Payment of premiums and determining your policy’s value” later in this prospectus), less any outstanding loan and accrued loan interest before the policy year in which the insured reaches age 75 (100% thereafter). We will charge interest on the amount of the loan. See “Borrowing from your policy” later in this prospectus for more information.

You can also make a partial withdrawal of $500 or more of your net policy account value at any time after the first year of your policy and before the policy anniversary nearest the insured’s 100th birthday. Loans and partial withdrawals will reduce the cash surrender value, policy account value, and death benefit. See “Making withdrawals from your policy” later in this prospectus for more information.

Finally, you can surrender (turn in) your policy for its net cash surrender value at any time. See “Surrendering your policy for its net cash surrender value” later in this prospectus. See “Tax information” later in this prospectus, for the tax treatment of the various ways in which you can access your money.

Borrowing from your policy

You may borrow up to 90% of your policy account value, reduced by any loans (and accrued loan interest) you have outstanding before the policy year in which the insured reaches age 75 (100% thereafter). Each new loan you request must be at least $500.

You can use policy loans to obtain funds from your policy without, in most cases, paying current income tax. However, the borrowed amount is no longer credited with the investment results of any of our investment options under the policy.

When you take a policy loan, we remove an amount equal to the loan from one or more of your investment options and hold it as collateral for the loan’s repayment. We hold this loan collateral under the same terms and conditions as apply to amounts supporting our guaranteed interest option, with several exceptions:

•	you cannot make transfers or withdrawals of the collateral;

•	we may credit different rates of interest to loan collateral than we credit under our guaranteed interest option; and

•	the collateral is not available to pay policy charges.

When you request your loan (or if we are making the loan automatically to cover unpaid loan interest), we will take the loan from your investment options in proportion to your value in each.

Loan interest we charge.  The interest we charge on a policy loan accrues daily at an adjustable interest rate. We determine the rate at the beginning of each year of your policy, and that rate applies to all policy loans that are outstanding at any time during the year. The maximum rate is the greater of (a) 3% or (b) the “Monthly Average Corporate” yield published in Moody’s Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. (If that average is no longer published, we will use another average, as the policy provides.) We will notify you of the current loan interest rate when you apply for a loan and annually on the annual report, and will notify you in advance of any rate increase.

Death benefits/accessing your money

Loan interest payments are due on each policy anniversary. If not paid when due, we automatically add the interest to your policy loan.

Interest that we credit on loan collateral.  The current annual interest rate we credit on your loan collateral will be 0.75% less than the interest rate charged in policy years 1-10 and 0.00% less than the interest rate charged thereafter. We guarantee that the differential between the annual interest rate we charge and the annual interest rate we credit will not exceed 1%.

We credit interest on your loan collateral daily. On each anniversary of your policy (or when your policy loans are fully repaid) we transfer that interest to your policy’s investment options in the same proportions as if it were a premium payment.

Effects of policy loans.  If not repaid, the aggregate amount of the outstanding loan and any accrued loan interest will reduce your cash surrender value and your life insurance benefit that might otherwise be payable. We will deduct any outstanding policy loan and accrued loan interest from your policy’s proceeds if you do not pay it back. Also, a loan can reduce the length of time that your insurance remains in force, because the amount we set aside as loan collateral cannot be used to pay charges as they become due.

A policy loan, repaid or not, has a permanent effect on your cash surrender value. This results because the investment results of each investment option apply only to the amounts remaining in such investment options. The longer the loan is outstanding, the greater the effect on cash surrender value is likely to be. A policy loan can similarly affect the insurance proceeds payable on death.

Even if a loan is not taxable when made, it may later become taxable, for example, upon termination or surrender. See “Tax Information” later in this prospectus for a discussion of the tax consequences of policy loans.

Paying off your loan.  You can repay all or part of your loan at any time while the insured person is alive and this policy is in force. We normally assume that payments you send us are premium payments. Therefore, you must submit instructions with your payment indicating that it is a loan repayment. If you send us more than all of the loan principal and interest you owe, we will treat the excess as a premium payment.

When you send us a loan repayment, we will transfer an amount equal to such repayment from your loan collateral back to the investment options under your policy. First we will restore any amounts that, before being designated as loan collateral, had been in the guaranteed interest option under your policy. We will allocate any additional repayments among investment options as if they were premium payments.

Failure to repay a policy loan or to pay loan interest will not terminate this policy unless at the beginning of a policy month your net policy account value is less than the total monthly deduction then due, if any. In that case, the “Grace Period” provision will apply.

A policy loan may have a permanent effect on your benefits under this policy even if it is repaid. During any period in which there is an outstanding loan, the interest rate we credit to the loaned portion of your policy account may be different than the rate we credit to the unloaned portion of your policy account.

Making withdrawals from your policy

You may make a partial withdrawal of your net policy account value (defined earlier in this prospectus) at any time after the first year of your policy and before the policy anniversary nearest to the insured’s attained age 100. The request must be for at least $500, however, and we have discretion to decline any request. A partial withdrawal will result in a reduction in the cash surrender value and in your policy account equal to the amount withdrawn as well as a reduction in your total death benefit. If the Enhanced Amount is included in the cash surrender value, it will be reduced due to any partial withdrawal. We will take the withdrawal from all of your investment options in proportion to your value in each.

You can withdraw all or part of your net policy account value, although you may incur tax consequences by doing so.

Effect of partial withdrawals on insurance coverage.  We will not permit a partial withdrawal that would reduce the base policy face amount below the $100,000 minimum, or that would cause the policy to no longer be treated as life insurance for federal income tax purposes.

If the death benefit is Option A (and coverage under the ITR has not been elected), and the death benefit minus the amount to be withdrawn is less than the base policy face amount, the base policy face amount will be reduced to the death benefit minus the amount to be withdrawn. Any reduction in base policy face amount will be applied as follows: first, to reduce the most recent increase in base policy face amount; next, to reduce the next most recent base policy face amount increases successively; next, to reduce any increases resulting from death benefit option changes; finally, to reduce the initial base policy face amount.

If additional coverage under the ITR has been elected and the death benefit is Option A, and the total death benefit minus the amount to be withdrawn is less than the target amount, the target amount will be reduced to the total death benefit minus the amount to be withdrawn. Any reduction in target amount will be applied as follows: first, to reduce the most recent increase in ITR face amount; next, to reduce the next most recent ITR face amount increases successively; next, to reduce the initial ITR face amount; next, to reduce the most recent increase in base policy face amount; next, to reduce the next most recent base policy face amount increases successively; next, to reduce any increases resulting from death benefit option changes; finally, to reduce the initial base policy face amount.

If death benefit Option B is in effect, whether or not additional coverage under the ITR has been elected, a partial withdrawal also reduces the death benefit, but does not affect the target amount or the base policy face amount.

Under either death benefit option, the partial withdrawal will result in a reduction in your total death benefit.

A partial withdrawal may increase the chance that your policy could lapse because of insufficient value to pay policy charges as they fall due.

You should refer to “Tax information” later in this prospectus, for information about possible tax consequences of partial withdrawals and any associated reduction in policy benefits.

Surrendering your policy for its net cash surrender value

Upon written request satisfactory to us, you can surrender (give us back) your policy at any time and we will pay you the net cash

Death benefits/accessing your money

surrender value. The net cash surrender value includes the Enhanced Amount, except as described in the next paragraph.

If your policy is being exchanged or replaced with another life insurance policy or annuity contract on the insured person including (but not limited to) any transaction qualifying for income tax free exchange treatment under Section 1035 of the Code or any similar or successor provision thereof, you will receive the net policy account value. In other words, even if the surrender is made during the first 14 policy years, the Enhanced Amount will not be available under such circumstances.

Please refer to “Tax information” later in this prospectus for the possible tax consequences of surrendering your policy.

Death benefits/accessing your money

8. Tax information

This discussion is based on current federal income tax law and interpretations. It assumes that the policy owner is a natural person who is a U.S. citizen and resident and has an insurable interest in the insured. The tax effects on corporate taxpayers, non-U.S. residents or non-U.S. citizens may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax advisor.

Basic income tax treatment for you and your beneficiary

A policy will be treated as “life insurance” for federal income tax purposes (a) if it meets the definition of life insurance under Section 7702 of the Internal Revenue Code (the “Code”) and (b) as long as the investments made by the underlying Portfolios satisfy certain investment diversification requirements under Section 817(h) of the Code. The following discussion assumes that the policies meet these requirements and, therefore, that generally:

•	the death benefit received by the beneficiary under your policy will not be subject to federal income tax; and

•

increases in your policy’s account value as a result of interest or investment experience will not be subject to federal income tax, unless and until there is a distribution from your policy, such as a surrender, a partial withdrawal, loan or a payment to you.

The IRS, however, could disagree with our position such that certain tax consequences could be other than as described. If it is subsequently determined that a policy does not satisfy the applicable requirements, we may take appropriate steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions in order to do so. There may also be different tax consequences if you assign your policy, transfer an interest therein or designate a new owner. See “Assigning your policy” later in this prospectus. See also special rules below under “Business and employer owned policies,” and for the discussion of insurable interest under “Other Information.”

Tax treatment of distributions to you (loans, partial withdrawals and full surrender)

The federal income tax consequences of a distribution from your policy depend on whether your policy is a “modified endowment contract” (sometimes also referred to as a “MEC”). In all cases, however, the character of any income described below as being taxable to the recipient will be ordinary income (as opposed to capital gain).

Testing for modified endowment contract status.  Your policy will be a “modified endowment contract” if, at any time during the first seven years of your policy, you have paid a cumulative amount of premiums that exceeds the cumulative seven-pay limit. The cumulative seven-pay limit is the amount of premiums that you would have paid by that time under a similar fixed-benefit insurance policy that was designed (based on certain assumptions mandated under the Code) to provide for paid up future benefits after the payment of seven equal annual premiums. (“Paid up” means that no future premiums would be required.) This is called the “seven-pay” test.

Whenever there is a “material change” under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the cash surrender value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A material change for these purposes could occur as a result of a change in death benefit option, a requested increase in the policy face amount or certain other changes. In the case of CVAT tested policies, this will occur when premiums paid exceed the necessary premium limit for the policy before the change.

If your policy’s benefits are reduced during its first seven years (or within seven years after a material change), the seven-pay limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a requested decrease in the policy face amount, the termination of additional benefits under a rider or, in some cases, a partial withdrawal or a change in death benefit option.) If the premiums previously paid during its first seven years (or within seven years after a material change) are greater than the recalculated (lower) seven-pay limit, the policy will become a modified endowment contract.

A life insurance policy that you receive in exchange for a modified endowment contract will also be considered a modified endowment contract.

In addition to the above premium limits for testing for modified endowment status, federal income tax rules must be complied with in order for it to qualify as life insurance. In addition, if you have elected the guideline premium test, changes made to your policy, for example, a decrease in the policy face amount (including any decrease that may occur as a result of a partial withdrawal), a change in death benefit option, or other decrease in benefits may impact the maximum amount of premiums that can be paid as well as the maximum amount of policy account value that may be maintained under the policy. We may also be required to provide a higher death benefit notwithstanding the decrease in the policy face amount in order to assure that your policy continues to qualify as life insurance. Under either the guideline premium test or the cash value accumulation test, in some cases, we may take current or future action in order to assure that your policy continues to qualify as life insurance, including distribution of amounts to you that may be includable as income. See “Other information” later in this section.

Taxation of pre-death distributions if your policy is not a modified endowment contract.  As long as your policy remains in force as a non-modified endowment contract, policy loans will generally be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the loan will generally

Tax information

not be tax deductible, although interest credited on loan collateral may become taxable under the rules below if distributed. However, there is some uncertainty as to the federal tax treatment of policy loans with a small or no spread between the interest rate charged and the interest rate credited on the amount loaned. You should consult a qualified tax adviser as to the federal tax treatment of such loans. Also, see below for taxation of loans upon surrender or termination of your policy.

If you make a partial withdrawal after the first 15 years of your policy, the proceeds will not be subject to federal income tax except to the extent such proceeds exceed your “basis” in your policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your policy that were not taxable.) During the first 15 years, however, the proceeds from a partial withdrawal could be subject to federal income tax, under a complex formula, to the extent that your cash surrender value exceeds your basis.

Upon full surrender, any amount by which the proceeds we pay (including amounts we use to discharge any policy loan and unpaid loan interest) exceed your basis in the policy will be subject to federal income tax. In addition, if a policy terminates after a grace period, the extinguishment of any then-outstanding policy loan and unpaid loan interest will be treated as a distribution and could be subject to tax under the foregoing rules. Finally, if you make an assignment of rights or benefits under your policy, you may be deemed to have received a distribution from your policy, all or part of which may be taxable.

Policy loans.  Policy loans can cause taxable income upon the termination of a policy with no cash payout. In the case of a surrender, the loan amount is taken into account in determining any taxable amount and such income can also exceed the payment received. These events can occur from potential situations which include: (1) amount of outstanding policy debt (loans taken plus unpaid interest amounts added to the outstanding loan) at or near the maximum loan value; (2) unfavorable investment results affecting your policy account value; (3) increasing monthly policy charges due to increasing attained ages of the insured; (4) high or increasing amount of insurance risk, depending on death benefit option and changing account value; and (5) increasing policy loan rates if an adjustable policy loan rate is in effect.

Ideally a policy loan will be paid from income tax free death benefit proceeds if your policy is kept in force until the death of the insured. To avoid policy terminations that may give rise to significant income tax liability, you may need to make substantial premium payments or loan repayments to keep your policy in force.

You can reduce the likelihood that these situations will occur by considering these risks before taking a policy loan. If you take a policy loan, you should monitor the status of your policy with your financial representative and your tax advisor at least annually, and take appropriate preventative action. As indicated above, in the case of a policy that is a modified endowment contract (“MEC”), any loan will be treated as a distribution when made, and thus may be taxable at such time.

Taxation of pre-death distributions if your policy is a modified endowment contract.  Any distribution from your policy will be taxed on an “income-first” basis if your policy is a modified endowment contract. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or withdrawal. Any such distributions will be considered taxable income to you to the extent your cash surrender value exceeds your basis in the policy. (For modified endowment contracts, your basis is similar to the basis described above for other policies, except that it also would be increased by the amount of any prior loan under your policy that was considered taxable income to you.)

For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by AXA Equitable (or its affiliates) to the same owner (excluding certain qualified plans) during any calendar year are treated as if they were a single contract.

A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply to (i) taxpayers whose actual age is at least 59 1/2, (ii) distributions in the case of a disability (as defined in the Code) or (iii) distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. The exceptions generally do not apply to life insurance policies owned by corporations or other entities.

If your policy terminates after a grace period, the extinguishment of any then outstanding policy loan and unpaid loan interest will be treated as a distribution (to the extent the loan was not previously treated as such) and could be subject to tax, including the 10% penalty tax, as described above. In addition, upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your basis in the policy, will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

Distributions that occur during a year of your policy in which it becomes a modified endowment contract, and during any subsequent years, will be taxed as described in the four preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract. So, for example, if a policy has been collaterally assigned as security for a loan and the policy subsequently becomes a MEC there could be a taxable deemed distribution even though the policy owner has not received any payment from us.

Policy changes.  Changes made to a life insurance policy, for example, a decrease in benefits, a death benefit option change, or the termination or restoration of a terminated policy, may have other effects on your policy, including impacting the maximum amount of premiums that can be paid under the policy. In some cases, this may cause us to take action in order to assure your policy continues to qualify as life insurance, including distribution of amounts that may be includable as income. This action may be required under the tax law even though the policy may not be sufficiently funded to keep it in force for a desired duration. In some cases, premium payments for a policy year could be limited to the amount needed to keep the policy in force until the end of the policy year. You should carefully go over the implications of any policy changes with your advisor before making a change.

Restoration of a terminated policy.  For tax purposes, some restorations of a policy that terminated after a grace period may be treated as the purchase of a new policy. Since tax laws and regulations and their application may have changed by such time, there can be no assurance that we can reinstate the policy to qualify as life insurance under future tax rules.

Tax information

Business and employer owned policies

Any employer owned life insurance arrangement on an employee or director as well as any corporate, trade, or business use of a policy should be carefully reviewed by your tax advisor with attention to the rules discussed below. Also, careful consideration should be given to any other rules that may apply, including other possible pending or recently enacted legislative proposals.

Requirements for income tax free death benefits.  Federal tax law imposes additional requirements for employer owned life insurance policies. The provisions can have broad application for contract owners engaged in a trade or business, or certain related persons. These requirements include detailed notice and consent rules, annual tax reporting and recordkeeping requirements on the employer and limitations on those employees (including directors) who can be insured under the life insurance policy. Failure to satisfy applicable requirements will result in death benefits in excess of premiums paid by the owner being includible in the owner’s income upon the death of the insured employee. Notice and consent requirements must be satisfied before the issuance of the life insurance policy or a material change to an existing life insurance policy, otherwise benefits may lose their tax favored treatment.

The rules generally apply to life insurance policies issued after August 17, 2006. Note, however, that material increases in the death benefit or other material changes will generally cause an existing policy to be treated as a new policy and thus subject to the new requirements. The term “material” has not yet been fully defined but is expected to not include automatic increases in death benefits in order to maintain compliance with the life insurance policy tax qualification rules under the Code. An exception for certain tax-free exchanges of life insurance policies pursuant to Section 1035 of the Code may be available but is not clearly defined.

Limitations on interest deductibility for business owned life insurance.  Ownership of a policy by a trade or business can limit the amount of any interest on business borrowings that the entity otherwise could deduct for federal income tax purposes, even though such business borrowings may be unrelated to the policy. To avoid the limit, the insured person must be an officer, director, employee or 20% owner of the trade or business entity when coverage on that person commences.

The limit does not generally apply for policies owned by natural persons (even if those persons are conducting a trade or business as sole proprietorships), unless a trade or business entity that is not a sole proprietorship is a direct or indirect beneficiary under the policy. Entities commonly have such a beneficial interest, for example, in so-called “split-dollar” arrangements. If the trade or business entity has such an interest in a policy, it will be treated the same as if it owned the policy for purposes of the limit on deducting interest on unrelated business income.

The limit generally applies only to policies issued after June 8, 1997 in taxable years ending after such date. However, for this purpose, any material change in a policy will be treated as the issuance of a new policy.

In cases where the above-discussed limit on deductibility applies, the non-deductible portion of unrelated interest on business loans is determined by multiplying the total amount of such interest by a fraction. The numerator of the fraction is the policy’s average account value (excluding amounts we are holding to secure any policy loans) for the year in question, and the denominator is the average for the year of the aggregate tax bases of all the entity’s other assets. The above limitation is in addition to rules limiting interest deductions on policy loans against business-owned life insurance. Special rules apply to insurance company owners of policies which may be more restrictive.

Uses of policy which may be scrutinized.  The IRS may view certain uses of life insurance policies as a tax shelter or as an abusive transaction. Please consult your tax advisor for the most up-to-date information as to IRS “Recognized Abusive and Listed Transactions” and how they may affect your policy.

Requirement that we diversify investments

Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Failure to comply with these regulations would disqualify your policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on any income and gains under the policy and the death benefit proceeds would lose their income tax-free status. These consequences would continue for the period of the disqualification and for subsequent periods. Through the Portfolios, we intend to comply with the applicable diversification requirements, though no assurances can be given in this regard.

Estate, gift, and generation-skipping taxes

If the policy’s owner is the insured person, the death benefit will generally be includable in the owner’s estate for purposes of federal estate tax. If the owner is not the insured person, and the owner dies before the insured person, the value of the policy would be includable in the owner’s estate. If the owner is neither the insured person nor the beneficiary, the owner will be considered to have made a gift to the beneficiary of the death benefit proceeds when they become payable.

In general, a person will not owe estate or gift taxes until gifts made by such person, plus that person’s taxable estate, total at least $10 million (this statutory amount is to be indexed for inflation after 2010). A portability rule generally permits a surviving spouse to elect to carry over the unused portion of the deceased spouse’s exclusion amount.

Certain amounts may be deductible or excludable, such as gifts and bequests to a person’s spouse or charitable institutions, as well as for certain gifts per recipient per year ($15,000 for 2019, indexed for inflation).

As a general rule, if you make a “transfer” to a person two or more generations younger than you, a generation-skipping tax may be payable. Generation-skipping transactions would include, for example, a case where a grandparent “skips” his or her children and names his or her grandchildren as a policy’s beneficiaries. In that case, the generation-skipping “transfer” would be deemed to occur when the insurance proceeds are paid. The generation-skipping tax rates are similar to the maximum estate tax rates in effect at the time. Individuals are generally allowed an aggregate generation-skipping tax exemption of the same amount discussed above for estate and gift taxes, but without portability.

The particular situation of each policy owner, insured person or beneficiary will determine how ownership or receipt of policy proceeds will be treated for purposes of federal estate, gift and generation-skipping taxes, as well as state and local estate, inheritance and other taxes.

Tax information

Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

Pension and profit-sharing plans

There are special limits on the amount of insurance that may be purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) or 403 of the Code. In addition, the federal income tax consequences will be different from those described in this prospectus. These rules are complex, and you should consult a qualified tax advisor.

Split-dollar and other employee benefit programs

Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. Employees may have imputed income for the value of any economic benefit provided by the employer. There may be other tax implications, as well. It is possible that certain split-dollar arrangements may be considered to be a form of deferred compensation under Section 409A of the Code, which broadens the definition of deferred compensation plans, and subjects such plans to new requirements. Further, certain split-dollar arrangements may come within the rules for business- and employer-owned policies. Among other issues, policy owners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person’s consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

If this policy is being or was purchased pursuant to a split-dollar arrangement, you should also consult your tax advisor for advice concerning the effect of the following guidance. In 2002 the IRS issued Notice 2002-8 concerning the taxation of split-dollar life insurance arrangements as well as regulations in both 2002 and 2003. They provide for taxation under one of two mutually exclusive regimes depending upon the structure of the arrangement. These are a loan regime and an economic benefit regime. Transition and grandfathering rules, among other items, should be carefully reviewed when considering such arrangements. A material modification to an existing arrangement may result in a change in tax treatment. In addition, public corporations (generally publicly-traded or publicly-reporting companies) and their subsidiaries should consider the possible implications on split-dollar arrangements of the Securities Exchange Act of 1934 which generally prohibit certain direct or indirect loans to executive officers or directors. At least some split-dollar arrangements could be deemed to involve loans within the purview of that section.

ERISA

Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974. There may also be other implications. You should consult a qualified legal advisor.

3.8% Tax on Net Investment Income or “NII”

The 3.8% Medicare tax on certain unearned income of taxpayers whose adjusted incomes exceed certain thresholds applies to all or part of a taxpayer’s NII. As currently interpreted under IRS guidelines, NII includes the taxable portion of an annuitized payment from a life insurance contract. It has not been defined to include taxable amounts from partial withdrawals, surrenders or lapses of life insurance policies subject to loans. You should consult your tax advisor as to the applicability of this tax to you.

Our taxes

The operations of our separate accounts are reported in our federal income tax return. Separate account investment income and capital gains, however, are, for tax purposes, reflected in our variable life insurance policy reserves. Currently we pay no taxes on such income and gains and impose no charge for such taxes. We reserve the right to impose a charge in the future for taxes incurred by us that are allocable to the policies.

We are entitled to certain tax benefits related to the investment of company assets, including assets of the separate accounts. These tax benefits, which may include the foreign tax credit and the corporate dividends received deduction, are not passed back to you, since we are the owner of the assets from which tax benefits may be derived.

Tax withholding and information reporting

Status for income tax purposes; FATCA.  In order for us to comply with income tax withholding and information reporting rules which may apply to life insurance policies, we request documentation of “status” for tax purposes. “Status” for tax purposes generally means whether a person is a “U S. person” or a foreign person with respect to the United States; whether a person is an individual or an entity, and if an entity, the type of entity. Status for tax purposes is best documented on the appropriate IRS Form or substitute certification form (IRS Form W-9 for a U.S. person or the appropriate type of IRS Form W-8 for a foreign person). If we do not have appropriate certification or documentation of a person’s status for tax purposes on file, it could affect the rate at which we are required to withhold income tax, and penalties could apply. Information reporting rules could apply not only to specified transactions, but also to life insurance policy ownership. For example, under the Foreign Account Tax Compliance Act (“FATCA”), which applies to certain U.S.-source payments, and similar or related withholding and information reporting rules, we may be required to report policy values and other information for certain policyholders. For this reason, we and our affiliates intend to require appropriate status documentation at purchase, change of ownership, and affected payment transactions, including death benefit payments. FATCA and its related guidance is extraordinarily complex and its effect varies considerably by type of payor, type of payee and type of recipient.

Tax Withholding.  Generally, unless you provide us with a satisfactory written election to the contrary prior to the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your policy. If you do not wish us to withhold tax from the payment, or if we do not withhold enough, you may have to pay later and you may incur penalties under the estimated income tax rules. In some cases, where generation-skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory notification that no such taxes are due. States may also require us to withhold tax on distributions to you and may not always follow federal rules.

Tax information

Special withholding rules apply to United States citizens residing outside of the United States, foreign recipients, and certain U.S. entity recipients which are treated as foreign because they fail to document their U.S. status before payment is made. We do not discuss these rules here in detail. However, we may require additional documentation in the case of payments made to United States persons living abroad and non-United States persons (including U.S. entities treated as foreign) prior to processing any requested transaction. For Puerto Rico and other jurisdictions, income is considered U.S.-source income. We anticipate requiring owners or beneficiaries in Puerto Rico which are not individuals to document their status to avoid 30% FATCA withholding from U.S.-source income.

Possibility of future tax changes and other tax information

The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies or increase the taxes we pay in connection with such policies. This could include special rules for tax-exempt entities as well as for corporate or business use of policies. In addition to legislation enacted in December 2017, Congress may also consider further proposals to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a life insurance policy. Legislative proposals could make sweeping changes to many longstanding tax rules, including certain tax benefits currently available to newly purchased cash value life insurance policies. Proposals have been considered to eliminate some or all taxable expenditures or tax preferences together with some lowering of tax rates. We cannot predict what, if any, legislation will actually be proposed or enacted or what type of grandfathering will be allowed for existing life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new or clarifying interpretations of existing law. Some areas of possible future guidance include new rules for testing for policies issued on a special risk class basis. As a result, there are areas of some uncertainty even under current laws, such that future tax consequences of a policy could be other than as described herein.

State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change or change in interpretation. Any changes in federal, state, local or foreign tax law or interpretations could have a retroactive effect both on our taxes and on the way your policy is taxed or the tax benefit of life insurance policies.

The policies described in this Prospectus are tested for qualification as life insurance using the 2017 Commissioners Standard Ordinary (“2017 CSO”) mortality tables. See “Cost of insurance charge” later in this Prospectus.

Other information

There are a number of tax benefits associated with variable life insurance policies. For tax benefits to be available, the policy owner must have an insurable interest in the life of the insured under applicable state laws. Requirements may vary by state. A failure can, among other consequences, cause the policy owner to lose anticipated favorable federal tax treatment generally afforded life insurance.

For tax benefits to continue, the policy must continue to qualify as life insurance. We reserve the right to restrict transactions that we determine would cause your policy to fail to qualify as life insurance under federal tax law. We also reserve the right to decline to make any change that may cause your policy to lose its ability to be tested for federal income tax purposes under the 2017 Commissioners Standard Ordinary Mortality Tables.

In addition to other requirements, federal tax law requires that the insurer, and not the policy owner, have control of the underlying investment assets for the policy to qualify as life insurance.

You may make transfers among Portfolios of the Separate Account, but you may not direct the investments each Portfolio makes. If the IRS were to conclude that you, as the investor, have control over these investments, then the policy would no longer qualify as life insurance. You would be treated as the owner of separate account assets and be currently taxed on any taxable income or gain the assets generate.

The IRS has provided some guidance on investor control, but many issues remain unclear. One such issue is whether a policy owner can have too much investor control if the variable life policy offers a large number of investment options in which to invest account values and/or the ability to make frequent transfers under the policy. We do not know if the IRS will provide any further guidance on the issue. If guidance is provided, we do not know if it would apply retroactively to policies already in force.

We believe that our variable life policies do not give policy owners investment control over the investments underlying the various investment options; however, the IRS could disagree with our position. The IRS could seek to treat policy owners with a large number of investment options and/or the ability to freely transfer among investment options as the owners of the underlying Portfolio’s shares. Accordingly, we reserve the right to modify your policy as necessary to attempt to prevent you from being considered the owner of your policy’s proportionate share of the assets of the Separate Account.

Tax information

9. More information about policy features and benefits

Other benefits you can add by rider

You may be eligible for the following optional benefits we currently make available by rider:

•	Integrated Term rider

•	Policy Continuation Rider

AXA Equitable or your financial professional can provide you with more information about these riders. Some of these riders may be selected only at the time your policy is issued or may not be available in your state. The riders provide additional terms, conditions and limitations, and we will furnish samples of them to you on request. We can add, delete, or modify a rider, at any time before it becomes effective as part of your policy.

See also “Tax information” earlier in this prospectus for certain possible tax consequences and limitations of changing the death benefits under a rider.

The Integrated Term rider

The Integrated Term Rider (ITR) allows you to elect additional coverage for each insured person in the case (ITR face amount). The ITR may be elected when you purchase your policy, provided the case meets criteria set by AXA Equitable and described below. The ITR provides a term insurance benefit in addition to the death benefit provided by the “base policy” (the policy without the ITR). The “target amount” of a policy equals the base policy face amount plus any ITR face amount.

Under AXA Equitable’s current rules, the eligibility for ITR and the maximum ITR face amount is based on the sum of the “target premiums” for all of the policies in the case purchased at the same time. A target premium for a policy relates only to the base policy for the insured (not any ITR), and it is identified in the illustration on that insured. The target premium for each policy depends upon the face amount of the base policy and the age, sex, and class of risk of the insured. AXA Equitable generally requires that the ratio of the ITR face amount to the target amount be the same for all policies being purchased for the case at the same time. For each policy, the minimum ITR face amount at issue is $50,000.

Subject to availability, the maximum term insurance allowed as of the date of this prospectus is shown in the table below:

Annualized Target Premium on the case level	Maximum term insurance allowed
Less than $250,000	None
$250,000 — $499,999	50% of the Target Amount
$500,000 — $749,999	80% of the Target Amount
$750,000 and higher	90% of the Target Amount

AXA Equitable may change these rules in the future.

ou purchase ITR, then the total death benefit (or “benefit”) we will pay if the insured person dies is:

•	Option A — The higher of the target amount or the alternative death benefit, as described above, on the date of the insured person’s death.
•	Option B — The higher of the target amount plus the policy account value or the alternative death benefit, as described above, on the date of the insured person’s death.

The total term insurance benefit provided by ITR is the difference between this total death benefit and the base policy death benefit. When the death benefit of the base policy exceeds the base policy face amount (or the base policy face amount plus policy account value for Option B), then the term insurance benefit provided by ITR is reduced dollar-for-dollar by the excess amount (but not below zero). This occurs when the alternative death benefit is higher than the Option A or Option B death benefit you have selected. Please note that when the ITR term insurance benefit is reduced in this manner the ITR face amount is not changing. Therefore the ITR term insurance benefit would be restored up to the ITR face amount if and when the alternative death benefit no longer applies. See the example below. If the ITR term insurance benefit is zero, a request to reduce the target amount would not reduce your total death benefit.

For example, assume the base death benefit varies according to the following schedule. The ITR will adjust to provide death benefit proceeds equal to the target amount death benefit each year. The following example assumes the policy has an initial base policy face amount of $500,000, an initial ITR face amount of $50,000, and Option A has been elected.

Base Policy Death Benefit	Target Amount Death Benefit	Term Insurance Benefit
$500,000	$550,000	$50,000
$501,500	$550,000	$48,500
$501,250	$550,000	$48,750

It is possible that the term insurance benefit under the rider may be eliminated entirely as a result of increases in the base policy death benefit. Using the above example, if the alternative death benefit grew to $550,000, the term insurance benefit would be reduced to zero. (It can never be reduced below zero.) Even though the term insurance benefit is reduced to zero, the rider will remain in effect. Therefore, if the alternative death benefit is reduced below $550,000, a term insurance benefit will be calculated to maintain the target amount at the requested level. For further information, please see “Appendix III: Integrated term rider examples” later in this prospectus.

Choosing term coverage under this rider, if available, in lieu of coverage under the base policy can reduce your current (non-guaranteed) cost of insurance and administrative charges. Our current non-guaranteed cost of insurance rates for the ITR maybe equal to, higher, or lower than those for the base policy. The relationship may vary depending on the risk class and other individual characteristics of the insured, as well as the policy year. On the other hand, guaranteed maximum cost of insurance rates for ITR are higher than for the base policy. We reserve the right to raise the non-guaranteed cost of insurance rates for this rider at any time up to the guaranteed maximum. See “Cost of insurance charge” and “Integrated term rider (ITR) charge” in “More information about certain policy charges” for more information. Coverage under ITR is not subject to the per $1,000 administrative charge.

More information about policy features and benefits

Coverage under the base policy continues past age 100 with no deductions for cost of insurance or administrative charges (except for the mortality and expense risk charge) while coverage under ITR ends at age 100. Coverage under the base policy will continue as long as the insured person is alive and the policy is in force.

Coverage under ITR is not convertible. Convertibility refers to the ability to exchange coverage under ITR for coverage under the base policy or another policy without providing evidence of insurability.

There may be times in which it will be to your economic advantage to include a significant portion of your insurance coverage under the ITR. These circumstances depend on many factors, including the premium levels and amounts of coverage you choose, as well as the age, sex, and rate class of each insured in the case. While it is not possible to make a general statement, personalized illustrations may be helpful in evaluating possible outcomes.

To the extent you are eligible, use of the ITR instead of an equal amount of coverage under the base policy generally reduces commissions. Therefore, your agent will receive a higher commission for selling you a policy that does not include the ITR.

The ITR terminates when the base policy terminates or when the insured person reaches age 100. Otherwise, you may not terminate or cancel the ITR.

Change of death benefit option

Starting in the third policy year you can change the death benefit option of the policy subject to our underwriting rules then in effect as to maximum age. If you change your death benefit option and ITR was not elected or while ITR is not in effect, we will adjust the base policy face amount. If you change your death benefit option while ITR is in effect, we will adjust the target amount. If you ask us to change from Option A to Option B, we will reduce the target amount (or base policy face amount, as applicable) by the amount in your policy account on the date the change takes effect. Reductions in target amount (or base policy face amount, as applicable) will be in the same order as specified under “Decreases” in “You can increase or decrease your insurance coverage” below. However, we will decline to make such change if it would reduce the base policy face amount to less than the minimum of $100,000. If you ask us to change from Option B to Option A, will increase both the target amount (if applicable) and the base policy face amount by the amount in your policy account on the date the change takes effect. As a result, the ITR face amount (if applicable) will not change in connection with a change from Option B to Option A. Any increase in the base policy face amount that results from a change from Option B to Option A will not be subject to the per $1,000 administrative charge. Such reductions and increases in the target amount (or base policy face amount, as applicable) are made so that the total death benefit remains the same on the date the change takes effect. For this purpose, the policy account value is increased by the Enhanced Amount.

For example:

•

A policy with a base policy face amount of $1,000,000, an ITR face amount of $1,000,000, a target amount of $2,000,000 and a policy account value of $100,000 currently on death benefit option B, changing to death benefit option A would have a new base policy face amount of $1,100,000 and a new target amount of $2,100,000. The ITR face amount would remain at $1,000,000.

•

A policy with a base policy face amount of $1,000,000, an ITR face amount of $1,000,000, a target amount of $2,000,000 and a policy account value of $100,000 currently on death benefit option A, changing to death benefit option B would have a new target amount of $1,900,000 and a new ITR face amount of $900,000. The base policy face amount would remain at $1,000,000.

•

A policy with a base policy face amount of $1,000,000, an ITR face amount of $1,000,000, a target amount of $2,000,000 and a policy account value of $1,100,000 currently on death benefit option A, changing to death benefit option B would have a new base policy face amount of $900,000 and a new target amount of $900,000. The ITR face amount would be reduced to zero.

A change from Option A to Option B is not permitted beyond the policy year in which the insured person reaches age 80 (not more than attained age 70 if the person is in the Guaranteed Issue or Preferred Plus rating class or 79 if the person is in a substandard rating class).

Please refer to “Tax Information” later in this prospectus to learn about certain possible income tax consequences that may result from a change in death benefit option, including the effect of an automatic increase or decrease in face amount.

You can increase or decrease your insurance coverage

You may request increases and decreases to your face amount or if you elected the ITR, your target amount. If you have not elected the ITR, any requested increase or decrease will affect your base policy’s face amount. If you have elected the ITR, any requested increase or decrease will affect your policy’s target amount. The target amount equals the base policy face amount plus the ITR face amount.

Increases.  Starting in the second policy year and subject to our underwriting rules in effect at the time, you may ask us to increase the face amount (or target amount, as applicable). You may request an increase while the insured person is not more than attained age 80 (not more than attained age 70 if the insured person is in the Guaranteed Issue or Preferred Plus rating class or attained age 79 if the person is in a substandard rating class). You must provide evidence satisfactory to us of the insurability of the insured person. Any requested increase must be for at least $10,000.

If you elect the ITR rider, and you wish to increase your coverage, you may request a target amount increase. If approved, the increase will be applied to the base policy and ITR face amount in proportion to their respective face amounts at the time of policy issue.

An additional per $1,000 of face amount administrative charge will apply to the increase in base policy face amount for 20 years following any increase. The rate will be based on the insured’s attained age at the time of the increase. The increase will take effect at the beginning of the policy month that coincides with or next follows the date we approve your request. However, we will decline your request if the insured person does not qualify for the increase subject to our underwriting rules then in effect. If we approve your request we may apply a rating class for the increase different from that approved at issue or for a prior increase in coverage.

Decreases.  You may request a decrease in your policy’s face amount (or target amount, as applicable) any time after the second year of your policy, but before the policy year in which the insured person

More information about policy features and benefits

reaches age 100. Any such reduction in coverage may not be less than $10,000. The decrease will take effect at the beginning of the policy month that coincides with or next follows the date we approve your request. The decrease will be applied as follows:

For policies that elect ITR:

a)	first, to reduce the most recent increase in ITR face amount;
b)	next, to reduce the next most recent ITR face amount increases successively;
c)	next, to reduce the initial ITR face amount;

For all policies:

d)	next, to reduce the most recent increase in base policy face amount;
e)	next, to reduce the next most recent base policy face amount increases successively;
f)	next, to reduce any increases resulting from death benefit option changes;
g)	finally, to reduce the initial base policy face amount.

You may not reduce the base policy face amount below the minimum of $100,000. Nor will we permit a decrease that would cause your policy to fail the Internal Revenue Code’s definition of life insurance.

In some cases, we may have to make a distribution to you from your policy at the time we decrease your policy’s face amount or change your death benefit option. This may be necessary in order to preserve your policy’s status as life insurance under the Internal Revenue Code. We may also be required to make such a distribution to you in the future, on account of a prior decrease in face amount or change in death benefit option. The distribution may be taxable. Even if you decrease your face amount, you may not be reducing your death benefit if your policy account value causes an alternative higher death benefit to apply.

Please refer to “Tax information” for certain possible tax consequences of changing coverage.

Policy Continuation Rider

This rider is automatically included in your policy and provides protection against future policy lapse when the net policy account value (policy account value less any outstanding policy loan and accrued loan interest) are insufficient to cover the monthly deductions of the policy. It cannot be exercised during a grace period, but should be exercised before there is insufficient net policy account value to pay monthly charges. If you exercise the Policy Continuation Rider, the policy will then become “paid-up” life insurance.

There is no charge for the Policy Continuation Rider unless and until it is exercised. If it is exercised, there is a one-time charge. The charge for the rider is described in more detail in “Tables of policy charges“ under “Risk/benefit summary: Charges and expenses you will pay” earlier in this prospectus and “Policy Continuation charge” in “More information about certain policy charges” later in this prospectus.

Exercising the Policy Continuation Rider.  In order to exercise the Policy Continuation Rider, ALL of the following conditions must be met under your policy:

(1)	the amount of any outstanding policy loan and accrued loan interest equals or exceeds the policy account value multiplied by the Policy Continuation Trigger Percentage as provided in your policy.
(2)	your policy has been in force for at least 15 policy years;

(3)	the insured person’s attained age is at least 75;

(4)	the outstanding loan amount and accrued loan interest exceeds the current base policy face amount plus the current face amount of any Integrated Term Insurance Rider, if elected;

(5)	the death benefit option then in effect is Option A (the rider cannot be exercised if Option B is in effect);

(6)	the policy is not then in a grace period;

(7)	no current or future distribution from the policy will be required to maintain its qualification as life insurance under the Internal Revenue Code;

(8)

there must be sufficient net policy account value to cover the Policy Continuation Charge described later in “Tables of policy charges” under “Risk/benefit summary: Charges and expenses you will pay”; and

(9)

the policy must not be a Modified Endowment Contract as defined in section 7702A of the Internal Revenue Code of 1986 and exercising this rider must not cause the policy to become a Modified Endowment Contract.

Notification and exercise of the Policy Continuation Rider.  We will notify you within 15 days after the beginning of the policy month when all of the conditions listed above occur that you may exercise the Policy Continuation Rider. If you wish to exercise the Policy Continuation Rider, you must respond in writing to our Administrative Office within 45 days after the date of the notice.

If there is any amount remaining in the unloaned policy account in excess of the Policy Continuation Charge, we will treat your instruction to exercise this rider as a request for an additional loan equal to this excess amount. Such amount will then be distributed to you on the effective date of Policy Continuation. Once you exercise the Policy Continuation Rider, Policy Continuation will remain in effect during the lifetime of the insured person unless the policy is surrendered.

If you do not respond to our notice telling you that you are eligible to exercise the Policy Continuation Rider, your policy and the rider will continue according to their terms. You may still exercise this Policy Continuation Rider at some future time if the appropriate conditions are met. Please note, however, that we will not send you another notice of eligibility to exercise this rider and the policy may lapse.

Effective date of Policy Continuation.  Policy Continuation will take effect at the beginning of the policy month that coincides with, or next follows, the date we receive your instruction to exercise the Policy Continuation Rider. If the net policy account value at that time is not sufficient to cover the Policy Continuation Charge, you will be given 30 days to remit sufficient funds to cover any deficiency for this charge. If these funds are not received within that time, Policy Continuation will not take effect.

Policy Continuation charge.  There is no charge for this rider unless and until it is exercised. If this rider is exercised, there is a one-time charge. This charge is equal to the policy account value on the date this rider is exercised multiplied by the Policy Continuation Charge Rate shown in your policy. This rate is based on the age of the insured person on the date this rider is exercised and your choice

More information about policy features and benefits

of a life insurance qualification test. See “Your choice of a life insurance qualification test and limits on premium payments” under “How you can pay for and contribute to your policy” in “Payment of premiums and determining your policy’s value” earlier in your prospectus.

Effect of Policy Continuation.  If Policy Continuation takes effect subject to the Policy Continuation Rider, all other additional benefit riders (except any Integrated Term Insurance Rider) and endorsements will terminate when Policy Continuation takes effect. Currently, the only additional benefit rider available is the Integrated Term Rider. If the is any amount remaining in the net policy account value after the Policy Continuation Rider charge has been deducted, such amounts are treated as an additional loan and refunded to you so there will be no amounts in the variable investment options or the MSO. From that point forward, ALL of the following will apply:

(1)	the policy will not lapse and no further premiums will be required;

(2)	loan interest will continue to be due on each policy anniversary. If the interest is not paid when due, it will be added to your outstanding loan;

(3)

any payments we receive from you while the policy is on Policy Continuation will be applied as loan repayments and will be allocated to the unloaned portion of the guaranteed interest option to the extent of any outstanding loan and accrued loan interest. Any excess will be refunded to you; and

(4)

on each policy anniversary and any time you repay all of a policy loan, interest credited to the loaned portion of the guaranteed interest option will be allocated to the unloaned portion of the guaranteed interest option.

When Policy Continuation is in effect subject to the Policy Continuation Rider, ALL of the following are prohibited:

(1)	partial withdrawals;

(2)	premium payments;

(3)	changes to the policy face amount or death benefit option;

(4)	transfers out of, or allocations out of, the unloaned guaranteed interest option to the variable investment options or the MSO even if the loan is fully repaid; and

(5)	any other requested policy changes.

When Policy Continuation is in effect, the death benefit of this policy including the death benefit of the Integrated Term Insurance Rider, if elected, is the greatest of: (a) the policy account value or the outstanding loan and accrued loan interest on the insured person’s date of death, whichever is greater, multiplied by a percentage shown in your policy for the insured person’s age (nearest birthday) at the beginning of each policy year, (b) the outstanding loan and accrued loan interest on the insured person’s date of death plus $10,000, or (c) the current base policy face amount, plus the current face amount of the Integrated Term Insurance Rider, if elected.

We will deduct the amount of any outstanding policy loan and accrued loan interest from the death benefit we will pay.

If you have a full surrender when Policy Continuation is in effect you will be paid the net cash surrender value.

For further information, please see “Appendix I: Examples of how the Policy Continuation Rider works” later in your prospectus.

Policy Continuation Rider termination.  This rider will terminate when the policy terminates.

Policy Continuation Rider restoration.  If your policy ends without value at the end of a grace period, the Policy Continuation Rider will be restored along with the policy.

Enhanced amount

This benefit can provide additional surrender value if the policy is fully surrendered within 14 years of the register date of the policy (other than a surrender that is made to exchange or replace the COIL Institutional SeriesSM policy with another life insurance policy or annuity contract as described in “Surrendering your policy for its net cash surrender value” in “Death benefits and accessing your money” earlier in the prospectus). The Enhanced Amount may be increased if the policy is fully surrendered during the first two policy years.

The Enhanced Amount will never be less than zero and is equal to the lesser of (1) and (2) where:

(1) is the cumulative charges deducted from premiums that were paid and per $1,000 of base policy face amount administrative charges, from the register date of the policy up to the date of surrender, multiplied by the factor specified in the table below.

Policy Year	Factor
1	1.00
2	0.65
3	0.65
4	0.55
5	0.40
6	0.30
7	0.20
8	0.10
9	0.05
10	0.05
11	0.05
12	0.05
13	0.05
14	0.05
15 and later	0.000

If the policy is fully surrendered during the first two policy years, we will increase this amount by the following: (a) at the time of full surrender in policy year one, the “1st year factor” (see table below) times 2.25% times the lesser of (i) the amount specified in the policy information section of your policy and (ii) cumulative premiums paid, plus cumulative loan repayments, minus cumulative loans; (b) at the time of full surrender in policy year two, 30% times 2.25% times the lesser of (i) the amount specified in the policy information section of your policy and (ii) cumulative premiums paid, plus cumulative loan repayments, minus cumulative loans, minus cumulative partial withdrawals. “Cumulative” refers to a sum without interest.

Policy month	1st year factor
1	0
2.04
3.08
4.12
5.16

More information about policy features and benefits

Policy month	1st year factor
6.21
7.26
8.31
9.36
10.41
11.46
12.51

(2) is the greater of (i) accumulated premiums paid, plus accumulated loan repayments, minus accumulated loans, minus accumulated partial withdrawals, minus the policy account value and (ii) zero. “Accumulated” means a sum increased with interest at the accumulation rate. The accumulation rate used for this calculation is 4.00% annually in years 1-3 and 5.00% annually in years 4 and later.

Example

1.	A premium payment of $100,000 is made for each of the first 4 years.

2.	A partial withdrawal of $20,000 is taken at the beginning of year 5.

3.	A surrender occurs at the beginning of year 6.

4.	The Account Value at the beginning of year 6 is $428,812.10.

5.	Cumulative charges to the beginning of year 6 are $64,187.17.

Then:

1.	The accumulated premium is $468,172.66;

2.	The accumulated partial withdrawal is $21,000

3.	For calculating the Enhanced Amount, (1) is equal to $64,187.17 x 0.3 = $19,256.15

4.	For calculating the Enhanced Amount, (2) is the maximum of 0 and:
($468,172.66 + 0 – 0 – $21,000) –$ 428,812.10 = $18,360.56

5.	The Enhanced Amount is the minimum of (1) and (2):
Enhanced Amount = min (19,256.15;18,360.56) = $18,360.56

6.	The Cash Surrender Value is $428,812.10 + $18,360.56 = $447,172.66

The Enhanced Amount is available only upon a full surrender of this policy for its net cash surrender value and is paid directly to the policy owner. It will increase the policy account value when calculating the death benefit. It is not available for policy loans, partial withdrawals, or to cover monthly charges, nor is it available if this policy is being exchanged or replaced with another life insurance policy or annuity contract as described in “Surrendering your policy for its net cash surrender value” in “Death benefits and accessing your money” earlier in the prospectus.

The Enhanced Amount will not be restored after a policy is terminated and restored.

Variations among COIL Institutional SeriesSM policies

Time periods and other terms and conditions described in this prospectus may vary due to legal requirements in your state. These variations will be reflected in your policy.

AXA Equitable also may vary or waive the charges and other terms of COIL Institutional SeriesSM where special circumstances (including certain policy exchanges) result in sales or administrative expenses or mortality risks that are different from those normally associated with COIL Institutional SeriesSM. We will make such variations only in accordance with uniform rules that we establish.

AXA Equitable or your financial professional can advise you about any variations that may apply to your policy or see Appendix IV later in this prospectus for more information.

Your right to cancel within a certain number of days

You may cancel your policy by returning the policy along with a properly signed and completed written request for cancellation to our Administrative Office or to the agent who sold it to you, by the 10th day after you receive it (or such longer period as required under state law). Your coverage will terminate as of the business day we receive your request at our Administrative Office (or as of the business day the agent receives your request).

More information about policy features and benefits

In most states, we will refund the premiums that were paid, less any outstanding loan and accrued loan interest. In other states, we will refund the policy account value calculated as of the business day we receive your request for cancellation at our Administrative Office (or as of the business day the agent receives your request), plus any charges that were deducted from premiums that were paid and from the policy account value, less any outstanding loan and accrued loan interest. Your policy will set forth the specific terms of your “Right to Examine” the policy. Please see “Appendix IV - State policy availability and/or variations of certain features and benefits” later in this Prospectus.

In addition to the cancellation right described above, you have the right to surrender your policy, rather than cancel it. Please see “Surrendering your policy for your net cash surrender value,” earlier in this prospectus. Surrendering your policy may yield results different than canceling your policy, including a greater potential for taxable income. In some cases, your net cash surrender value upon surrender may be greater than your contributions to the policy. Please see “Tax information,” earlier in this prospectus for possible consequences of cancelling your policy.

More information about policy features and benefits

10. More information about certain policy charges

Deducting policy charges

Purposes of policy charges.  The charges under the policies are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the policies. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the policies. If, as we expect, the charges that we collect from the policies exceed our total costs in connection with the policies, we will earn a profit. Otherwise, we will incur a loss. In addition to the charges described below, there are also charges at the Portfolio level, which are described in the prospectuses of the Portfolios in which the funds invest. For additional information on all policy charges, see “Risk/benefit summary: Charges and expenses you will pay.”

Transaction charges

On the first day of each policy month, charges for cost of insurance and certain other charges are deducted from your policy account value as specified below (see “Periodic charges” below). In addition, charges may be deducted for transactions such as premium payments or transfers among investment options.

•  Premium charge.  We deduct an amount not to exceed 2.25% from each premium payment you send us. On a current basis, we deduct 2.25% of each premium payment in policy year one, 1.25% of each premium payment in policy years two through seven, and 0% of each premium payment thereafter. The premium charge is designed in part to defray sales expenses we incur that are based on premium payments.

•  Charge for state and local taxes.  This charge is designed to approximate certain taxes imposed upon us, such as premium taxes which may apply. This charge may be increased or decreased to reflect any changes in our taxes. The charge for state and local taxes currently ranges from 0% to 5%, and is deducted from each premium payment you send us. In addition, if an insured person changes his or her residence, you should notify us to change our records so that the charge will reflect the new jurisdiction. Any change based on a change in the insured’s address will take effect on the date the insured’s address change is recorded by us. You cannot deduct our charge to you as state or local taxes on your federal income tax return.

•  Charge for federal taxes.  We deduct a charge of 1.25% from each premium payment that you send us for various Federal income tax expenses that we incur.

•  Transfers among investment options.  Although we do not currently charge for transfers among investment options, we reserve the right to make a transfer charge of up to $25 for each transfer of amounts among your investment options. The transfer charge, if any, is deducted from the amounts transferred from your policy’s value in the variable investment options and in our guaranteed interest option based on the proportion that the amount transferred from each variable investment option and from our guaranteed interest option bears to the total amount being transferred. Any such charge would be, in part, to compensate us for our expenses in administering transfers. The charge will never apply to a transfer of all of your variable investment option amounts to our guaranteed interest option, or to any transfer pursuant to our automated transfer service or asset rebalancing service.

Special services charges

We currently do not impose a charge for special services. However, we reserve the right, upon advance notice to you, to deduct a charge for providing the special services described below. These charges would be for compensating us for the expense of processing each special service. For certain services, we would deduct from your policy account value the charge for the special service. Please note that we may also discontinue some or all of these services without notice.

•  Wire transfer charge.  We reserve the right to charge a maximum of $90 for outgoing wire transfers. Unless you specify otherwise, this charge would be deducted from the amount you request.

•  Express mail charge.  We reserve the right to charge a maximum of $35 for sending you a check by express mail delivery. This charge would be deducted from the amount you request.

•  Policy illustration charge.  We do not charge for illustrations. We reserve the right to charge up to $25 in the future. The charge for this service must be paid using funds outside of your policy.

•  Duplicate policy charge.  We reserve the right to charge a maximum of $35 for providing a copy of your policy. The charge for this service could be paid (i) using a credit card acceptable to AXA Equitable, (ii) by sending a check to our Administrative Office, or (iii) by any other means we make available to you.

•  Policy history charge.   If you request a policy history there is currently no charge. For all policy histories, we reserve the right to charge a maximum of $50. The charge for this service could be paid (i) using a credit card acceptable to AXA Equitable, (ii) by sending a check to our Administrative Office, or (iii) by any other means we make available to you.

•  Charge for returned payments.  For each payment you make in connection with your policy that is returned for insufficient funds, we reserve the right to charge a maximum of $25. The charge for this service must be paid using funds outside of your policy.

Periodic charges

On the first day of each month of the policy, charges for cost of insurance and certain other charges are deducted from your policy account value as specified below.

•  Cost of insurance charge.  A greater amount at risk, or a higher cost of insurance rate, will result in a higher monthly charge. The cost of insurance rates are intended, in part, to compensate us for the cost of providing insurance to you under your policy.

Assuming there have been no requested face amount increases, the monthly cost of insurance charge at the beginning of any policy month equals the cost of insurance charge rate multiplied by our amount at

More information about certain policy charges

risk at that time, divided by $1,000. Our cost of insurance charge rate is based on a number of factors, including but not limited to the insured person’s age, sex, class of risk, and tobacco user status, and the policy year in which the charge is being deducted. Our amount at risk is (1) the death benefit of the base policy at the time the charge is calculated, (2) minus the policy account value at that time.

The monthly cost of insurance rate applicable to the initial base policy face amount is determined at the time the policy is issued. If we approve any subsequent increase in the base policy face amount (or an increase in target amount, resulting in a base policy face amount increase), a separate cost of insurance rate applies to each such “layer” of base policy face amount increase. The cost of insurance rate for each such layer of increase is based on a number of factors, including but not limited to the insured person’s age, sex, class of risk, and tobacco user status at the time of the increase, and the number of years since the increase. If there are any decreases in base policy face amount, such decreases first reduce (in reverse order) any layers of prior base policy face amount increase that then remain in force and then reduce any remaining portion of the initial base policy face amount.

In calculating our amount at risk under death benefit Option A, if more than one layer of base policy face amount is in force, we subtract the policy account value first from the oldest layer(s) in chronological order. This means that the cost of insurance charge when Option A is in effect tends to be based to a greater extent on the cost of insurance rates that are associated with the more recent layers of base policy face amount that remain in force. On the other hand, the cost of insurance charge when Option B is in effect is based on the cost of insurance rates that are associated with all layers of base policy face amount that remain in force, regardless of when each layer was created. Under both death benefit Option A and Option B, if the alternative death benefit described in “Alternative higher death benefit in certain cases” exceeds the basic Option A or Option B death benefit, the cost of insurance rate that applies to the excess will be the rate associated with the most recently-established of such layers.

Generally, the cost of insurance rate increases from one year to the next. This happens automatically because of the insured person’s increasing age.

On a guaranteed basis, we deduct between $0.03 and $32.70 per $1,000 of the amount for which we are at risk for any coverage layer under your policy from your policy account value each month (but not beyond the policy anniversary date when the insured person is attained age 100). Changes in your policy account value resulting from the performance of your investment options can affect your amount at risk, and as a result, your cost of insurance. Our cost of insurance rates are guaranteed not to exceed those that will be specified in “Tables of policy charges” under “Risk/benefit summary: Charges and expenses you will pay” earlier in this prospectus. For most insured persons at most ages, our current (non-guaranteed) rates are lower than the maximum rates. However, we have the ability to raise these rates up to the guaranteed maximum at any time, subject to any necessary regulatory approvals.

The guaranteed maximum cost of insurance rates for gender neutral COIL Institutional SeriesSM policies are based on the 2017 Commissioner’s Standard Ordinary 80% Male, 20% Female, Smoker or Nonsmoker Ultimate Age Nearest Birthday Mortality Table. For all other policies, the guaranteed maximum cost of insurance rates are based on the 2017

Commissioner’s Standard Ordinary Male or Female, Smoker or Nonsmoker Ultimate Age Nearest Birthday Mortality Table.

Our cost of insurance rates will generally be lower (except for gender-neutral policies and in connection with certain employee benefit plans) if the insured person is a female than if a male. They also will generally be lower for non-tobacco users than tobacco users and lower for persons that have other favorable health characteristics, as compared to those that do not. On the other hand, insured persons who present particular health, occupational or avocational risks may be charged higher cost of insurance rates and other additional charges as specified in their policies.

You may generally ask us to review the tobacco habits of any insured person in order to change the charge from tobacco user rates to non-tobacco user rates. The change, if approved, may result in lower future cost of insurance rates beginning on the effective date of the change to non-tobacco user rates.

The change will be based upon our general underwriting rules in effect at the time of application and may include criteria other than tobacco use status, as well as a definition of tobacco user different from that applicable at the time this policy was issued.

Similarly, after the first policy year, you may generally request us to review the insured person’s rating to see if they qualify for a reduction in future cost of insurance rates. Any such change will be based upon our general underwriting rules in effect at the time of application, and may include various criteria.

For more information concerning possible limitations on any changes please see “Other information” in “Tax information” earlier in this prospectus.

The change in rates, if approved, will take effect at the beginning of the policy month that coincides with or next follows the date we approve your request. This change may have adverse tax consequences.

Reduced cost of insurance rates may apply to certain policies issued for groups that satisfy our requirements which may include requirements regarding the number and policy account values of in-force policies, as well as the number and face amount of prospective policies to be issued and the first year premium for those policies.

•  Mortality and expense risk charge.  We will collect a monthly charge for mortality and expense risk. We are committed to fulfilling our obligations under the policy and providing service to you over the lifetime of your policy. Despite the uncertainty of future events, we guarantee that monthly administrative and cost of insurance deductions from your policy account value will never be greater than the maximum amounts shown in “Tables of policy charges” under “Risk/benefit summary: Charges and expenses you will pay” earlier in this prospectus. In making this guarantee, we assume the mortality risk that insured persons (as a group) will live for shorter periods than we estimated. When this happens, we have to pay a greater amount of death benefit than we expected to pay in relation to the cost of insurance charges we received. We also assume the expense risks that the cost of issuing and administering policies will be greater than we expected. This charge is designed, in part, to compensate us for taking these risks.

We deduct a monthly charge at an annual rate of 0.25% during the first 10 policy years, 0.05% in policy years 11 and in all policy years thereafter for mortality and expense risks. We reserve the right to

More information about certain policy charges

increase or decrease these charges in the future, although they will never exceed 0.50% and 0.35%, respectively. The charge will be calculated at the beginning of each policy month as a percentage of the amount of the policy account that is then allocated to the variable investment options and the MSO, if applicable.

•  Administrative charge.  Each policy year (but not beyond the policy anniversary date when the insured person is attained age 100), we deduct $10 from your policy account value at the beginning of each policy month. We reserve the right to increase or decrease this latter amount in the future, although it will never exceed $15. In addition, we deduct between $0.01 and 0.70% (on a guaranteed maximum basis) per $1,000 of your initial base policy face amount and the initial amount of any requested base policy face amount increase at the beginning of each policy month in the first 20 policy years and any 20-year period following a face amount increase. The current monthly per $1,000 administrative charges may be lower than the maximum monthly charges, and may also vary by policy year. Any increase in the base policy face amount that results from a change from death benefit Option B to death benefit Option A will not be subject to the per $1,000 administrative charge. The administrative charge is intended, in part, to compensate us for the costs of administering the policy.

•  Loan interest spread.  We charge interest on policy loans but credit you with interest on the amount of the policy account value we hold as collateral for the loan. The loan interest spread is the excess of the interest rate we charge over the interest rate we credit. The loan interest spread will not exceed 1%. We deduct this charge on each policy anniversary date or on loan termination, if earlier. For more information on how this charge is deducted, see “Borrowing from your policy” under “Death benefits and accessing your money” earlier in this prospectus. As with any loan, the interest we charge on the loan is intended, in part, to compensate us for the time value of the money we are lending and the risk that you will not repay the loan.

•  Integrated term rider (ITR) charge.  If you choose this rider, we deduct an amount from your policy account value on the first day of each month while the rider is in effect. This charge is designed, in part, to compensate us for the additional insurance risk we take on in providing the rider and the administrative costs involved in administering it. This amount is between $0.03 and $83.33 per $1,000 of term insurance benefit for each term coverage layer on a guaranteed basis. For most insured persons at most ages, the current (non-guaranteed) rates for this rider are lower than the maximum rates. However, we have the ability to raise these rates up to the guaranteed maximum at any time, subject to any necessary regulatory approvals.

Assuming there have been no requested increases in target amount, the charge for coverage under the ITR at the beginning of any policy month generally equals the ITR cost of insurance rate multiplied by the amount of term insurance benefit under the ITR at that time, divided by $1,000. The ITR cost of insurance rate is based on a number of factors, including but not limited to the insured person’s age, sex, class of risk, and tobacco user status and the policy year in which the charge is being deducted.

The ITR cost of insurance rate for the initial ITR face amount is determined at the time the policy is issued. If we subsequently approve any increase in target amount, resulting in an increase in ITR face amount, a new ITR cost of insurance rate will be calculated for each such “layer” of ITR face amount increase. The ITR cost of insurance rate for each such layer of increase is based on a number of factors, including but not limited to the insured person’s age, sex, class of risk, and tobacco user status at the time of the increase and the number of years since the increase. If there are any decreases in target amount, such decreases first reduce (in reverse order) any layers of prior ITR face amount increase that then remain in force and then reduce any remaining portion of initial ITR face amount. (If all ITR layers are eliminated, such decreases then reduce (in reverse order) any layers of base policy face amount as described above.)

In some circumstances (which are discussed earlier in this prospectus under “The Integrated Term Rider”), the term insurance benefit can be less than the ITR face amount. In that case, the ITR charge is assessed only on the term insurance benefit, which means that no ITR charge is imposed for the portion of the ITR face amount that exceeds the term insurance benefit. If more than one layer of ITR face amount is then in force, the ITR face amount that is not subject to the charge will be deemed to be attributable first to the oldest of such layer(s), in the order in which those layers were established. This means that the ITR charge tends to be based to a greater extent on the ITR cost of insurance rates that are associated with the more recent layers of ITR face amount that then remain in force.

Generally, the ITR cost of insurance rate increases from one year to the next. This happens automatically because of the insured person’s increasing age.

The following aspects of the ITR charge are similar to the cost of insurance charge: (1) generally lower charge rates for females than males, and for non-tobacco users than for tobacco users; (2) additional charge amounts for insured persons who present particular health, occupational or avocational risks; (3) your right, after policy issuance, to request a review of any circumstances that may justify reduced ITR charges for the insured person; and (4) possible reduced rates for certain groups. Accordingly, you should review the discussion of these subjects that appears above under “Cost of insurance charge.”

Choosing term coverage under this rider, if available, in lieu of coverage under the base policy can reduce your current (non-guaranteed) cost of insurance and administrative charges. Our current non-guaranteed cost of insurance rates for the ITR maybe equal to, higher, or lower than those for the base policy. The relationship may vary depending on the risk class and other individual characteristics of the insured, as well as the policy year. On the other hand, guaranteed maximum cost of insurance rates for ITR are higher than for the base policy. We reserve the right to raise the non-guaranteed cost of insurance rates for this rider at any time up to the guaranteed maximum.

Policy Continuation Charge.  There is no charge for this rider unless and until it is exercised. If this rider is exercised, there is a one-time charge. This charge is equal to the policy account value on the date this rider is exercised multiplied by the Policy Continuation Charge Rate shown in your policy. This rate is based on the age of the insured person on the date this rider is exercised and your choice of a life insurance qualification test. See “Your choice of a life insurance qualification test and limits on premium payments” under “How you can pay for and contribute to your policy” in “ Payment of premiums and

More information about certain policy charges

determining your policy’s value” earlier in your prospectus. The maximum rate for a policy with the guideline premium test is 5%. The maximum rate for a policy with the cash value accumulation test is 19.40%.

Charges that the Trusts deduct

The Trusts deduct charges for the following types of fees and expenses:

•	Management fees.

•	12b-1 fees.

•	Operating expenses, such as trustees’ fees, independent public accounting firms’ fees, legal counsel fees, administrative service fees, custodian fees and liability insurance.

•	Investment-related expenses, such as brokerage commissions.

These charges are reflected in the daily share price of each portfolio. Since shares of each Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options and are reflected in their unit values. Certain portfolios available under the policy in turn invest in shares of other portfolios of AXA Premier VIP Trust and EQ Advisors Trust and/or shares of unaffiliated portfolios (collectively, the “underlying portfolios”). The underlying portfolios each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions. For more information about these charges, please refer to the prospectuses for the Trusts.

Investment Expense Reduction

We will apply an expense reduction in the calculation of the daily unit values of each variable investment option of our separate account (the “Investment Expense Reduction”). The Investment Expense Reduction for each variable investment option will be determined based upon the Net Total Annual Portfolio Operating Expenses of each variable investment option’s corresponding Portfolio. The Net Total Annual Portfolio Operating Expense is defined as the Total Annual Portfolio Operating Expense after the application of any contractual expense limitation arrangements that are in place for more than one year.

The Investment Expense Reduction for each variable investment option will be initially determined and then annually updated, based upon the Net Total Annual Portfolio Operating Expense of each variable investment option’s corresponding Portfolio either (1) as shown in the annual Portfolio prospectuses dated on or about May 1st of each calendar year, for existing Portfolios which are effective as of that date; or (2) as shown in the initial effective Portfolio prospectuses, for new portfolios that become effective after that date, as applicable. The Investment Expense Reduction will be calculated based upon which of the three ranges (less than 0.80%, 0.80% through 1.15%, or greater than 1.15%) in the table below that the Net Total Annual Portfolio Operating Expense falls into. The ranges and formula amounts shown in the table below will not change while your policy remains in effect.

During the year, the Investment Expense Reduction will be applied daily and will be equal to the daily equivalent of the annual Investment Expense Reduction percentage that is defined in the table below. You should be aware that actual portfolio operating expenses will generally fluctuate daily, so after the application of the Investment Expense Reduction, the resulting expenses you pay may increase or decrease from one day to the next. In addition, the Investment Expense Reduction for each variable investment option is not intended to exceed the portion of the Net Total Annual Portfolio Operating Expenses of each variable investment option’s corresponding Portfolio applied as of the day each unit value is calculated.

For example, if the Net Total Annual Portfolio Operating Expense of a Portfolio is shown as 0.75% in the applicable Portfolio prospectus, then the annual Investment Expense Reduction would be calculated based upon the row of the table below that is labeled “Less than 0.80%,” and therefore the annual Investment Expense Reduction for the variable investment option investing in that Portfolio would be 0.35% (the greater of 0.15% and the excess of 0.75% over 0.40%). Furthermore, in this example, if the actual Net Total Portfolio Operating Expenses on any given day were below the daily equivalent of 0.35% annually, the Investment Expense Reduction for that day would not exceed the actual Net Total Portfolio Operating Expenses for that day.

If the Net Total Annual Portfolio Operating Expenses (before the Investment Expense Reduction) are:	Then the annual Investment Expense Reduction(**) for that variable investment option will be:
Less than 0.80%	The amount equal to the greater of 0.15% and any excess of the Net Total Annual Portfolio Operating Expense over 0.40%. However, in no event will the annual Investment Expense Reduction exceed the Net Total Annual Portfolio Operating Expenses.
0.80% through 1.15%	The amount equal to the greater of 0.15% and any excess of the Net Total Annual Portfolio Operating Expense over 0.80%. However, in no event will the annual Investment Expense Reduction exceed the Net Total Annual Portfolio Operating Expenses.
Greater than 1.15%	0.15%

**	Because the expenses contained in the Trust prospectus for each Portfolio reflect annual expenses, the actual expenses incurred may be higher or lower on any given day.

More information about certain policy charges

11. More information about procedures that apply to your policy

This section provides further detail about certain subjects that are addressed in the previous pages. The following discussion generally does not repeat the information already contained in those pages.

Dates and prices at which policy events occur

We describe below the general rules for when, and at what prices, events under your policy will occur. Other portions of this prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

Date of receipt.  Where this prospectus refers to the day when we receive a payment, request, election, notice, transfer or any other transaction request from you, we usually mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our Administrative Office or via the appropriate fax number if the item is a type we accept by that means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day.

Business day.  Our “business day” is generally any day the New York Stock Exchange (“NYSE”) is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. We compute unit values for our variable investment options as of the end of each business day.

Payments you make.  The following are reflected in your policy as of the date we receive them:

•	premium payments received after the policy’s investment start date (discussed below) provided the item arrives in complete and proper form

•	loan repayments and interest payments provided the item arrives in complete and proper form

Requests you make.  The following transactions occur as of the date we receive your request:

•	withdrawals

•	tax withholding elections

•	face amount decreases that result from a withdrawal

•	changes of allocation percentages for premium payments

•	processing of refund (if you exercise your right to cancel the policy within a certain number of days)

•	surrenders

•	changes of owner

•	changes of beneficiary
•	transfers from a variable investment option to the guaranteed interest option

•	loans

•	transfers among variable investment options

•	assignments

The following transactions occur on your policy’s next monthly anniversary that coincides with or follows the date we approve your request:

•	increases in face amount or target amount

•	decreases in face amount or target amount

•	changes in death benefit option

•	restoration of lapsed policies

Automatic transfer service.  Transfers pursuant to our automatic transfer service (dollar cost averaging service) occur on the 10th day of each policy month (monthly frequency) or on the 10th day of the last month of each calendar quarter (quarterly frequency). If you request the automatic transfer service in your original policy application, the first transfer will occur as of the 10th day of the second policy month after your policy’s initial Allocation Date (monthly frequency) or the 10th day of the last month of the next calendar quarter following the Allocation Date (quarterly frequency). If you request this service at any later time, we make the first such transfer as of the 10th day of month (monthly frequency) or the 10th day of the last month of the calendar quarter (quarterly frequency) that coincides with or follows the date we receive your request. There is no charge associated with this service.

Asset rebalancing service.  If you request the asset rebalancing service, the first redistribution will be on the 10th day of the last month of the next calendar quarter. However, no rebalancing will occur before your policy’s Allocation Date. Subsequent periodic rebalancings occur on the 10th day of the last month of each calendar quarter. There is no charge associated with this service.

Delay in certain cases.  We may delay any transfer, for the same reasons stated in “Delay of variable investment option proceeds” later in this prospectus. We may also delay such transactions for any other legally permitted purpose.

Prices applicable to policy transactions.  If a transaction will increase or decrease the amount you have in a variable investment option as of a certain date, we process the transaction using the unit values for that option computed as of that day’s close of business, unless that day is not a business day. In that case, we use unit values computed as of the next business day’s close.

Effect of death or surrender.  You may not make any surrender or partial withdrawal request after the insured person has died. Also, all insurance coverage ends on the date we receive your request for a surrender in good order.

More information about procedures that apply to your policy

Policy issuance

Register date.  When we issue a policy, we assign it a “register date,” which will be shown in the policy. We measure the months, years, and anniversaries of your policy from your policy’s register date.

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If you submit the full initial premium to your financial professional at the time you sign the application and before the policy is issued, and we issue the policy as it was applied for (or on a better risk class than applied for), then the register date will be the later of (a) the date you signed part I, section D of the policy application or (b) the date a medical or paramedical professional signed part II of the policy application.

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In general, if we do not receive your full minimum initial premium at our Administrative Office before the issue date or, if we issue the policy on a different (less favorable) basis than you applied for, the register date initially will appear on your policy as the date the policy is issued; however, we will move the register date to the date we deliver the policy provided we received your full minimum initial premium. If your policy was delivered on the 29th, 30th or 31st of the month, we will move the register date to the 1st of the following month. In certain circumstances, even if we issue your policy on a less favorable basis, the premium amount you paid may be sufficient to cover your full minimum initial premium. In this event, we will not move the register date to the delivery date. These procedures are designed to ensure that premiums and charges will commence on the same date as your insurance coverage. We will determine the interest rate applicable to the guaranteed interest option based on the register date. This rate will be applied to funds allocated to the guaranteed interest option as of the date we receive the full minimum initial premium at our Administrative Office.

•	For Section 1035 exchanges:

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If you submit the full initial premium to your financial professional at the time you sign the application, and we issue the policy as it was applied for, then the register date will be the later of (a), the date you signed part I, section D of the policy application, or (b) the date a medical professional signed part II of the policy application.

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If we do not receive your full initial premium payment at our Administrative Office before the issue date, or we issue the policy on a different (less favorable) basis than you applied for, the register date will be:

•	For Internal 1035 exchanges — your original policy will be surrendered as of the date the new policy is approved by the underwriter, and the register date of the new policy will be the same date.

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For External 1035 exchanges — the date we receive the 1035 exchange check from the external carrier, provided it meets the minimum initial premium requirement, otherwise the register date will be the date we deliver the policy to you provided we received your full minimum initial premium.

If we received your full minimum initial premium or your policy was delivered on the 29th, 30th, or 31st of the month, we will move the register date to the 28th of the month.

We may also permit an earlier than customary register date (a) for employer-sponsored cases, to accommodate a common register date for all employees or (b) to provide a younger age at issue. (A younger age at issue reduces the monthly charges that we deduct under a policy.) The charges and deductions commence as of the register date, even when we have permitted an early register date. We may also permit policy owners to delay a register date (up to three months) in employer-sponsored cases.

Investment start date.  This is the business day your investment first begins to earn a return for you. The Investment Start Date is the latest of: (1) the business day we receive the minimum initial premium at our Administrative Office; (2) the Register Date of your policy; and (3) the issue date of your policy. Before this date, your initial premium will be held in a non-interest bearing account.

Commencement of insurance coverage.  You must give the full initial premium to your financial professional on or before the day the policy and all amendments are delivered to you. No insurance under your policy will take effect unless (1) the insured person is still living at the time such payment and all delivery requirements are completed and (2) the information in the application continues to be true and complete, without material change, as of the date the policy and all amendments are delivered to you and all delivery requirements have been completed and the full minimum initial premium is paid. If you submit the full initial premium with your application, we may, subject to certain conditions, provide a limited amount of temporary insurance on the proposed insured person. You may request and review a copy of our temporary insurance agreement for more information about the terms and conditions of that coverage.

Non-issuance.  If, after considering your application, we decide not to issue a policy, we will refund any premium you have paid, without interest.

Age; age at issue.  Unless the context in this prospectus requires otherwise, we consider the insured person’s “age” during any policy year to be his or her age on his or her birthday nearest to the beginning of that policy year. For example, the insured person’s age for the first policy year (“age at issue”) is that person’s age on whichever birthday is closer to (i.e., before or after) the policy’s register date.

Ways to make premium and loan payments

Checks and money orders.  Premiums or loan payments generally must be paid by check or money order drawn on a U.S. bank in U.S. dollars and made payable to “AXA Equitable Life Insurance Company.”

We prefer that you make each payment to us with a single check drawn on your business or personal bank account. We also will accept a single money order, bank draft or cashier’s check payable directly to AXA Equitable, although we must report such “cash equivalent” payments to the Internal Revenue Service under certain circumstances. Cash and travelers’ checks, or any payments in foreign currency, are not acceptable. We will accept third-party checks payable to someone other than AXA Equitable and endorsed over to AXA Equitable only (1) as a direct

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payment from a qualified retirement plan or (2) if they are made out to a trustee who owns the policy and endorses the entire check (without any refund) as a payment to the policy.

Assigning your policy

You may assign (transfer) your rights in a policy to someone else as collateral for a loan, to effect a change of ownership or for some other reason, if we agree. Collateral assignments may also sometimes be used in connection with dividing the benefits of the policy under a split-dollar arrangement, which will also have its own tax consequences. A copy of the assignment must be forwarded to our Administrative Office. We are not responsible for any payment we make or any action we take before we receive notice of the assignment or for the validity of the assignment. An absolute assignment is a change of ownership.

Certain transfers for value may subject you to income tax and penalties and cause the death benefit to lose its income-tax free treatment. Further, a gift of a policy that has a loan outstanding may be treated as part gift and part transfer for value, which could result in both gift tax and income tax consequences. The IRS issued regulations in both 2002 and 2003 concerning split-dollar arrangements, including policies subject to collateral assignments, which provide new guidance as to the taxation of such arrangements. These regulations address taxation issues in connection with arrangements which are compensatory in nature, involve a shareholder and corporation, or a donor and donee. See also discussion under “Split-dollar and other employee benefit programs” and “Estate, gift, and generation-skipping taxes” in the “Tax information” section of this prospectus. You should consult your tax advisor prior to making a transfer or assignment.

Requirements for surrender requests

Your surrender request must include the policy number, your name, your taxpayer identification number, the name of the insured person, and the address where proceeds should be mailed. The request must be signed by you, as the owner, and by any joint owner, collateral assignee or irrevocable beneficiary. We may also require you to complete specific tax forms, or provide a representation that your policy is not being replaced with another life or annuity contract.

We require the signature of a corporate officer (or similar individual with signing authority) to effect a surrender request. If the signing officer is listed as an insured person, we require the co-signature of another corporate officer (or similar individual with signing authority) to effect a surrender request.

Gender-neutral policies

Congress and various states have from time to time considered legislation that would require insurance rates to be the same for males and females. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of COIL Institutional SeriesSM in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

There will be no distinctions based on sex in the cost of insurance rates for COIL Institutional SeriesSM policies sold in Montana. We will also make such gender-neutral policies available on request in connection with certain employee benefit plans. Cost of insurance rates applicable to a gender-neutral policy will generally not be greater than the comparable male rates under a gender-specific COIL Institutional SeriesSM policy.

More information about procedures that apply to your policy

12. More information about other matters

About our general account

This policy is offered to customers through various financial institutions, brokerage firms and their affiliate insurance agencies. No financial institution, brokerage firm or insurance agency has any liability with respect to a policy’s account value or any guaranteed benefits with which the policy was issued. AXA Equitable is solely responsible to the policy owner for the policy’s account value and such guaranteed benefits. The general obligations and any guaranteed benefits under the policy are supported by AXA Equitable’s general account and are subject to AXA Equitable’s claims paying ability. An owner should look to the financial strength of AXA Equitable for its claims paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular policy or obligation. General account assets are also available to the insurer’s general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about AXA Equitable’s financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the variable investment options. You may also speak with your financial representative.

The general account is subject to regulation and supervision by the New York State Department of Financial Services and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the policies in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940. The policy is a “covered security” under the federal securities laws.

We have been advised that the staff of the SEC has not reviewed the portions of this prospectus that relate to the general account. The disclosure, with regard to the general account, however, may be subject to certain provisions of the federal securities law relating to the accuracy and completeness of statements made in prospectuses.

Transfers of your account value

Transfers not implemented.  If a request cannot be fully administered, the request will not be processed and an explanation will be provided to you. This could occur, for example, where the request does not comply with our transfer limitations, or where you request transfer of an amount greater than that currently allocated to an investment option.

Similarly, the automatic transfer service will terminate immediately if: (1) your policy is in a grace period; or (2) we receive notice of the insured person’s death. Similarly, the asset rebalancing service will terminate if either (1) or (2) occurs.

Disruptive transfer activity.  You should note that the policy is not designed for professional “market timing” organizations, or other organizations or individuals engaging in a market timing strategy. The policy is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a portfolio to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a portfolio may have to sell its holdings to have the cash necessary to redeem the market timer’s investment. This can happen when it is not advantageous to sell any securities, so the portfolio’s performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small- and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small- and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; and (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all policy owners.

We offer investment options with underlying portfolios that are part of AXA Premier VIP Trust and EQ Advisors Trust (together, the

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“affiliated trusts”), as well as investment options with underlying portfolios of outside trusts with which AXA Equitable has entered participation agreements (the “unaffiliated trusts” and, collectively with the affiliated trusts, the “trusts”). The affiliated trusts have adopted policies and procedures regarding disruptive transfer activity. They discourage frequent purchases and redemptions of portfolio shares and will not make special arrangements to accommodate such transactions. They aggregate inflows and outflows for each portfolio on a daily basis. On any day when a portfolio’s net inflows or outflows exceed an established monitoring threshold, the affiliated trust obtains from us policy owner trading activity. The affiliated trusts currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity.

When a policy is identified in connection with potentially disruptive transfer activity for the first time, a letter is sent to the policy owner explaining that AXA Equitable has a policy against disruptive transfer activity and that if such activity continues, certain transfer privileges may be eliminated. If and when the policy owner is identified a second time as engaged in potentially disruptive transfer activity under the policy, we currently prohibit the use of fax and automated transaction services. We currently apply such action for the remaining life of each affected policy. We or a trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all policy owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

Each unaffiliated trust may have its own policies and procedures regarding disruptive transfer activity. If an unaffiliated trust advises us that there may be disruptive activity from one of our policy owners, we will work with the unaffiliated trust to review policy owner trading activity. Each trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its portfolios. Please see the prospectuses for the trusts for more information.

It is possible that a trust may impose a redemption fee designed to discourage frequent or disruptive trading by policy owners. As of the date of this prospectus, the trusts had not implemented such a fee. If a redemption fee is implemented by a trust, that fee, like any other trust fee, will be borne by the policy owner.

Policy owners should note that it is not always possible for us and the underlying trusts to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, policy owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trusts will successfully impose restrictions on all potentially disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some policy owners may be treated differently than others, resulting in the risk that some policy owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.

Cybersecurity

We rely heavily on interconnected computer systems and digital data to conduct our variable life insurance product business. Because our variable life insurance product business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions), and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption and unauthorized use or abuse of confidential customer information. Such systems failures and cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your policy account value. For instance, systems failures and cyber-attacks may interfere with our processing of policy transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate your policy account value, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cybersecurity risks may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your policy to lose policy account value. While there can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your policy due to cyber-attacks or information security breaches in the future, we take reasonable steps to mitigate these risks and secure our systems from such failures and attacks.

Suicide and certain misstatements

If the insured person commits suicide within two years after the date of issue, our liability will be limited to the payment of a single sum. This sum will be equal to the premiums paid, minus any outstanding policy loan and accrued loan interest or liens and minus any partial withdrawal.

If the insured person commits suicide within two years after the effective date of any policy restoration, our liability will be limited to the payment of a single sum. This sum will be equal to the premiums paid on and after the effective date of restoration, minus any outstanding policy loan and accrued loan interest or liens and minus any partial withdrawal.

If the insured person commits suicide within two years after the effective date of a change that you asked for that increases the death benefit, then our liability as to the increase in amount will be limited to the payment of a single sum equal to the monthly cost of insurance deductions and any monthly administrative charge deductions made for such increase.

If the insured person’s age or sex has been misstated on any application, and we become aware of this fact while the insured person is alive, we will make a retrospective recalculation of the policy account. Future monthly deductions from the policy account will be based upon the rates for the correct age and sex. If the insured person’s age or sex has been misstated on any application, and we become aware

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of this fact on or after the date of death of the insured person, the death benefit and any benefits provided by riders to this policy will be those which would be purchased by the most recent deduction for the cost of insurance, and the cost of any benefits provided by riders, at the rates for the correct age and sex.

When we pay policy proceeds

General.  We will generally pay any net death benefit, surrender, withdrawal, or loan within seven days after we receive the request and any other required items.

Clearance of checks.  We reserve the right to defer payment of that portion of your account value that is attributable to a premium payment or loan repayment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Delay of guaranteed interest option proceeds.  We also have the right to defer payment or transfers of amounts out of our guaranteed interest option for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 2% per year from the date we receive your request.

Delay of variable investment option proceeds.  We reserve the right to defer payment of any net death benefit, transfer, loan or other distribution that is derived from a variable investment option if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on that exchange is restricted; (b) the SEC has declared that an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the account value; or (c) the law permits the delay for the protection of policy owners.

Delay to challenge coverage.  We may challenge the validity of your insurance policy or any rider based on any material misstatements in an application you have made to us. We cannot make such challenges, however, beyond certain time limits set forth in the policy or rider. If the insured person dies within one of these limits, we may delay payment of any proceeds until we decide whether to challenge the policy.

Changes we can make

In addition to any of the other changes described in this prospectus, we have the right to modify how we or Separate Account FP operate. For example, we have the right to:

•	combine two or more variable investment options or withdraw assets relating to COIL Institutional SeriesSM from one investment option and put them into another;

•	end the registration of, or re-register, Separate Account FP under the Investment Company Act of 1940;

•	operate Separate Account FP under the direction of a “committee” or discharge such a committee at any time;

•	restrict or eliminate any voting rights or privileges of policy owners (or other persons) that affect Separate Account FP;

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operate Separate Account FP, or one or more of the variable investment options, in any other form the law allows. This includes any form that allows us to make direct investments, in which case we may charge Separate Account FP an advisory fee.

We may make any legal investments we wish for Separate Account FP. In addition, we may disapprove any change in investment advisors or in investment policy unless a law or regulation provides differently.

If we take any action that results in a material change in the underlying investments of a variable investment option, we will notify you to the extent required by law. We may, for example, cause the variable investment option to invest in a mutual fund other than, or in addition to, the Trusts. If you then wish to transfer the amount you have in that option to another investment option, you may do so.

We may make any changes in the policy or its riders, require additional premium payments, or make distributions from the policy to the extent we deem necessary to ensure that your policy qualifies or continues to qualify as life insurance for tax purposes. Any such change will apply uniformly to all policies that are affected. We will give you written notice of such changes. We also may make other changes in the policies that do not reduce any cash surrender value, net policy account value, death benefit, account value, or other accrued rights or benefits.

Whether to make any of the above discussed changes is generally within our discretion, although some such changes might require us to obtain regulatory or policy owner approval. Whether regulatory or policy owner approval is required would depend on the nature of the change and, in many cases, the manner in which the change is implemented. You should not assume, therefore, that you necessarily will have an opportunity to approve or disapprove any such changes. We will, of course, comply with all applicable legal requirements, including notice to or approval by policy owners where required in particular cases.

It is not possible to foresee all of the circumstances under which we may find it necessary or appropriate to exercise our right to make changes. Such circumstances could, however, include changes in law, or interpretations thereof; changes in financial or investment market conditions; changes in accepted methods of conducting operations in the relevant market; or a desire to achieve material operating economies or efficiencies.

Reports we will send you

Shortly after the end of each year of your policy, we will send you a report that includes information about your policy’s current death benefit, account value, cash surrender value, net cash surrender value, policy loans, policy transactions and amounts of charges deducted. We will send you individual notices to confirm your premium payments, loan repayments, transfers and certain other policy transactions. Please promptly review all statements and confirmations and notify us immediately at 1-800-947-3598 if there are any errors.

Distribution of the policies

The policies are distributed by both AXA Advisors, LLC (“AXA Advisors”) and AXA Distributors, LLC (“AXA Distributors”) (together, the “Distributors”). The Distributors serve as principal underwriters of Separate Account FP. The offering of the policies is intended to be continuous.

AXA Advisors is an affiliate of AXA Equitable, and AXA Distributors is an indirect wholly owned subsidiary of AXA Equitable. The Distributors

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are under the common control of AXA Equitable Holdings, Inc. Their principal business address is 1290 Avenue of the Americas, New York, NY 10104. The Distributors are registered with the SEC as broker-dealers and are members of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Both broker-dealers also act as distributors for other AXA Equitable life and annuity products.

The policies are sold by financial professionals of AXA Advisors and its affiliates. The policies are also sold by financial professionals of unaffiliated broker-dealers that have entered into selling agreements with AXA Distributors (“Selling broker-dealers”).

AXA Equitable pays compensation to both Distributors based on policies sold. AXA Equitable may also make additional payments to the Distributors, and the Distributors may, in turn, make additional payments to certain Selling broker-dealers. All payments will be in compliance with all applicable FINRA rules and other laws and regulations.

Although AXA Equitable takes into account all of its distribution and other costs in establishing the level of fees and charges under its policies, none of the compensation paid to the Distributors or the Selling broker-dealers discussed in this section of the prospectus are imposed as separate fees or charges under your policy. AXA Equitable, however, intends to recoup amounts it pays for distribution and other services through the fees and charges of the policy and payments it receives for providing administrative, distribution and other services to the Portfolios. For information about the fees and charges under the policy, see “Risk/benefit summary: Charges and expenses you will pay” and “More information about certain policy charges” earlier in this prospectus.

As used below, the “target premium” is actuarially determined for each policy, based on that policy’s specific characteristics, as well as the policy’s face amount and Distributor, among other factors.

AXA Advisors Compensation.  AXA Equitable pays compensation to AXA Advisors based on premium payments made on the policies sold through AXA Advisors (“premium-based compensation”). The premium-based compensation will generally not exceed 99% of the premiums you pay up to one target premium in your policy’s first year; plus 8.5% of all other premiums you pay in the policy’s first year; plus 10% of the premiums you pay in the second through fourth policy years; plus 7.5% of the premiums you pay in the fifth through seventh policy years; plus 3.5% of the premiums you pay in the eighth through tenth policy years; plus 3% of all other premiums you pay in the eleventh through fifteenth policy years, and 2% thereafter. AXA Advisors, in turn, may pay a portion of the premium-based compensation received from AXA Equitable to the AXA Advisors financial professional and/or the Selling broker-dealer making the sale. Your AXA Advisor financial professional will receive premium-based compensation in combination with ongoing annual compensation based on a percentage of the unloaned account value of the policy sold (“asset-based compensation”). The compensation paid by AXA Advisors varies among financial professionals and among Selling broker-dealers. AXA Advisors also pays a portion of the compensation it receives to its managerial personnel. When a policy is sold by a Selling broker-dealer, the Selling broker-dealer, not AXA Advisors, determines the amount and type of compensation paid to the Selling broker-dealer’s financial professional for the sale of the policy. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, as described below.

AXA Advisors may receive compensation, and, in turn, pay its financial professionals a portion of such fee, from third party investment advisors to whom its financial professionals refer customers for professional management of the assets within their policy.

AXA Advisors also pays its financial professionals and managerial personnel other types of compensation including service fees, expense allowance payments and health and retirement benefits. AXA Advisors also pays its financial professionals, managerial personnel and Selling broker-dealers sales bonuses (based on selling certain products during specified periods) and persistency bonuses. AXA Advisors may offer sales incentive programs to financial professionals and Selling broker-dealers who meet specified production levels for the sales of both AXA Equitable policies and policies offered by other companies. These incentives provide non-cash compensation such as stock options awards and/or stock appreciation rights, expense-paid trips, expense-paid education seminars and merchandise.

Differential compensation.  In an effort to promote the sale of AXA Equitable products, AXA Advisors may pay its financial professionals and managerial personnel a greater percentage of premium-based compensation and/or asset-based compensation for the sale of an AXA Equitable policy than it pays for the sale of a policy or other financial product issued by a company other than AXA Equitable. AXA Advisors may pay higher compensation on certain products in a class than others based on a group or sponsored arrangement, or between older and newer versions or series of the same policy. This practice is known as providing “differential compensation.” Differential compensation may involve other forms of compensation to AXA Advisors personnel. Certain components of the compensation paid to managerial personnel are based on whether the sales involve AXA Equitable policies. Managers earn higher compensation (and credits toward awards and bonuses) if the financial professionals they manage sell a higher percentage of AXA Equitable policies than products issued by other companies. Other forms of compensation provided to its financial professionals and/or managerial personnel include health and retirement benefits, expense reimbursements, marketing allowances and premium-based payments, known as “overrides.” For tax reasons, AXA Advisors financial professionals qualify for health and retirement benefits based solely on their sales of AXA Equitable policies and products sponsored by affiliates.

The fact that AXA Advisors financial professionals receive differential compensation and additional payments may provide an incentive for those financial professionals to recommend an AXA Equitable policy over a policy or other financial product issued by a company not affiliated with AXA Equitable. However, under applicable rules of FINRA and other federal and state regulatory authorities, AXA Advisors financial professionals may only recommend to you products that they reasonably believe are suitable for you and, for certain accounts depending on applicable rules, that are in your best interest, based on the facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals of AXA Advisors may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation among products in the same category. For more information, contact your financial professional.

AXA Distributors Compensation.  AXA Equitable pays premium-based and asset-based compensation (together “compensation”) to

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AXA Distributors. Premium-based compensation is paid based on AXA Equitable policies sold through AXA Distributor’s Selling broker-dealers. Asset-based compensation is paid based on the unloaned account value of policies sold through certain of AXA Distributor’s Selling broker-dealers. Premium-based compensation paid by AXA Equitable to AXA Distributors will generally not exceed 37% of the premiums you pay up to one target premium in your policy’s first year; plus 2% of any additional premiums you pay in the policy’s first year; plus 11.5% of the premiums you pay up to one target premium in the second through seventh policy years; plus 2% of any additional premiums you pay in the second through seventh policy years; plus 2.75% of the premiums you pay up to one target premium in the eighth through fifteenth policy years; plus 2% for any additional premiums you pay in the eighth through fifteenth policy years; plus 1.5% of the premiums you pay up to one target premium in the sixteenth policy year and later; plus 1% of any additional premiums you pay in the sixteenth policy year and later. In addition, there is compensation of up to 0.5%, 0.2%, 0.15% and 0.1% annually based on the unloaned policy account value in policy years 1, 2 through 10, 11 though 20, and 21 and later, respectively. AXA Distributors, in turn, pays a portion of the compensation it receives to the Selling broker-dealer making the sale. The compensation paid by AXA Distributors varies among Selling broker-dealers.

The Selling broker-dealer, not AXA Distributors, determines the amount and type of compensation paid to the Selling broker-dealer’s financial professional for the sale of the policy. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, such as differential compensation paid for various products.

These payments above also include compensation to cover operating expenses and marketing services under the terms of AXA Equitable’s distribution agreements with AXA Distributors.

Additional payments by AXA Distributors to Selling broker-dealers.  AXA Distributors may pay, out of its assets, certain Selling broker-dealers and other financial intermediaries additional compensation in recognition of services provided or expenses incurred. AXA Distributors may also pay certain Selling broker-dealers or other financial intermediaries additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). Services for which such payments are made may include, but are not limited to, the preferred placement of AXA Equitable products on a company and/or product list; sales personnel training; product training; business reporting; technological support; due diligence and related costs; advertising, marketing and related services; conference; and/or other support services, including some that may benefit the policy owner. Payments may be based on ongoing sales, on the aggregate account value attributable to policies sold through a Selling broker-dealer or such payments may be a fixed amount. For certain selling broker-dealers, AXA Distributors increases the marketing allowance as certain sales thresholds are met. AXA Distributors may also make fixed payments to Selling broker-dealers, for example in connection with the initiation of a new relationship or the introduction of a new product.

Additionally, as an incentive for the financial professionals of Selling broker-dealers to promote the sale of AXA Equitable products, AXA Distributors may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as “compensation enhancements”). AXA Distributors also has entered into agreements with certain selling broker-dealers in which the selling broker-dealer agrees to sell certain AXA Equitable policies exclusively.

These additional payments may serve as an incentive for Selling broker-dealers to promote the sale of AXA Equitable policies over policies and other products issued by other companies. Not all Selling broker-dealers receive additional payments, and the payments vary among Selling broker-dealers. The list below includes the names of Selling broker-dealers that we are aware (as of December 31, 2018) received additional payments. These additional payments ranged from $536.67 to $6,370,912.47. AXA Equitable and its affiliates may also have other business relationships with Selling broker-dealers, which may provide an incentive for the Selling broker-dealers to promote the sale of AXA Equitable policies over policies and other products issued by other companies. The list below includes any such Selling broker-dealer. For more information, ask your financial professional.

1st Global Capital Corp.

Allstate Financial Services, LLC

American Portfolios Financial Services

Ameriprise Financial Services

BBVA Securities, Inc.

Cambridge Investment Research

Capital Investment Group

Centaurus Financial, Inc.

CETERA Financial Group

Citigroup Global Markets, Inc.

Citizens Investment Services

Commonwealth Financial Network

Community America Financial Solution

CUNA Brokerage Services

CUSO Financial Services, L.P.

DPL Financial Partners

Equity Services Inc.

Farmer’s Financial Solution

Geneos Wealth Management

Gradient Securities, LLC

H. Beck, Inc.

H.D. Vest Investment Securities, Inc.

Huntleigh Securities Corp.

Independent Financial Group, LLC

Infinex Investments Inc.

Investment Professionals, Inc.

Janney Montgomery Scott LLC

Kestra Investment Services, LLC

Key Investment Services LLC

Ladenburg Thalmann Advisor Network, LLC

Lincoln Financial Advisors Corp.

Lincoln Financial Securities Corp.

Lincoln Investment Planning

Lion Street Financial

LPL Network

Lucia Securities, LLC

MML Investors Services, LLC

Morgan Stanley Smith Barney

Mutual of Omaha Investment Services, Inc.

Park Avenue Securities, LLC

More information about other matters

PlanMember Securities Corp.

PNC Investments

Primerica Financial Services, Inc.

Prospera Financial Services

Questar Capital Corporation

Raymond James

RBC Capital Markets Corporation

Robert W Baird & Company

Santander Securities Corp.

SIGMA Financial Corporation

Signator Investors, Inc.

The Advisor Group (AIG)

U.S. Bank Center

UBS Financial Services, Inc.

Valmark Securities, Inc.

Voya Financial Advisors, Inc.

Wells Fargo

Legal proceedings

AXA Equitable and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a policy owner’s interest in Separate Account FP, nor would any of these proceedings be likely to have a material adverse effect on Separate Account FP, our ability to meet our obligations under the policies, or the distribution of the policies.

Consent to jurisdiction

The owner of this policy at the time the policy is issued, regardless of current residence, agrees that the owner shall be subject to jurisdiction over its person in any court in the United States in any litigation involving this policy. Furthermore, any subsequent transfer of ownership to an owner(s) who is not a resident of the United States will subject the owner to jurisdiction over its person in any court in the United States regarding any litigation involving this policy. By accepting ownership of this policy, an owner agrees to be subject to jurisdiction over its person in the United States. The parties to this contract agree that any action involving this contract shall be brought in any court in the United States of America in which venue is proper. The parties to this contract also agree that the law of the state in which the application for this policy is signed shall be the law applied in any dispute over the contract. This acceptance of jurisdiction of the United States by an owner shall also be binding upon any beneficiary or beneficiaries now or hereafter designated by such owner. For purposes of this provision, United States shall mean the fifty states, the District of Columbia, Puerto Rico, and the United States Virgin Islands.

More information about other matters

13. Financial statements of Separate Account FP and AXA Equitable

The financial statements of Separate Account FP, as well as the consolidated financial statements of AXA Equitable, are in the Statement of Additional Information (“SAI”).

The financial statements of AXA Equitable have relevance for the policies only to the extent that they bear upon the ability of AXA Equitable to meet its obligations under the policies. You may request an SAI by writing to our Administrative Office or by calling 1-800-947-3598 and requesting to speak with a customer service representative.

Financial statements of Separate Account FP and AXA Equitable

14. Personalized illustrations

Illustrations of policy benefits

Hypothetical and personalized illustrations.  Illustrations are intended to show how different fees, charges and rates of return can affect the values available under a policy. Illustrations are based upon characteristics of a hypothetical insured person as well as other assumed factors. This type of illustration is called a hypothetical illustration. Illustrations can also be based upon some of the characteristics of the insured person under your policy as well as some other policy feature choices you make such as the face amount, death benefit option, life insurance qualification test, premium payment amounts and assumed rates of return (within limits). This type of illustration is called a personalized illustration. No illustration will ever show you the actual values available under your policy at any given point in time. This is because many factors affect these values including: (i) the insured person’s characteristics; (ii) policy features you choose; (iii) actual premium payments you make; (iv) loans or withdrawals you make; and (v) actual rates of return (including the actual fees and expenses) of the underlying portfolios in which your cash value is invested. Each hypothetical or personalized illustration is accompanied by an explanation of the assumptions on which that illustration is based. Because, as discussed below, these assumptions may differ considerably, you should carefully review all of the disclosure that accompanies each illustration.

Different kinds of illustrations.  Both the hypothetical illustrations in this prospectus and personalized illustrations can reflect the investment management fees and expenses incurred in 2018 (or expected to be incurred in 2019, if such amount is expected to be higher) of the available underlying portfolios in different ways. An arithmetic illustration uses a simple average of all of the available underlying portfolios’ investment management fees and expenses. A weighted illustration computes the average of investment management fees and expenses based upon the aggregate assets in the Portfolios at the end of 2018. You may request a weighted illustration that computes the average of investment management fees and expenses of all portfolios. If you request, a weighted illustration can also illustrate an assumed percentage allocation of policy account values among the available underlying portfolios. A fund specific illustration uses only the investment management fees and expenses of a specific underlying portfolio. A historical illustration reflects the actual performance of one of the available underlying portfolios during a stated period. When reviewing a weighted or fund specific illustration you should keep in mind that the values shown may be higher than the values shown in other illustrations because the fees and expenses that are assumed may be lower than those assumed in other illustrations. When reviewing an historical illustration you should keep in mind that values based upon past performance are no indication of what the values will be based on future performance. You may also request a personalized illustration of the guaranteed interest option.

The effect of the expense limitation arrangements.  The illustrations in this prospectus do not reflect the expense limitation arrangements. Personalized illustrations reflect the expense limitation arrangements that are in effect with respect to certain of the Portfolios. If these fees and expenses were not reduced to reflect the expense limitation arrangements, the values in the personalized illustrations would be lower.

Appendix II to this prospectus contains an arithmetic hypothetical illustration.

Personalized illustrations

Appendix I: Examples of how the Policy Continuation Rider works

Below are examples of how the Policy Continuation Rider works and how minimum benefit requirements are met. The examples detail the key components during the year that a sample policy goes on policy continuation.

Example 1: Policy with the Guideline Premium Test (GPT)

For this sample policy, the federal qualification test for life insurance is the Guideline Premium Test and Death Benefit Option A is in effect. The policy was issued to a male non-smoker. The policy is not in grace period and is not now a Modified Endowment Contract, nor will it become one when the Policy Continuation Rider (PCR) is exercised.

Policy Year	Month	Guaranteed Charges	Policy Account Value(a)	Loan Balance	Accrued Loan Interest(b)	Net Policy Account Value	Net Death Benefit(c)	Policy Face Amount
32	1	$0	$3,651,261	$3,467,698	$1,000	$182,563	$365,126	$1,500,000
32	2	$182,563	$3,477,253	$3,467,698	$12,356	$0	$174,003	$1,500,000
32	3	$0	$3,485,829	$3,467,698	$23,748	$0	$174,572	$1,500,000
32	4	$0	$3,494,426	$3,467,698	$35,178	$0	$175,144	$1,500,000
32	5	$0	$3,503,044	$3,467,698	$46,646	$0	$175,717	$1,500,000
32	6	$0	$3,511,683	$3,467,698	$58,151	$0	$176,292	$1,500,000
32	7	$0	$3,520,344	$3,467,698	$69,694	$0	$176,870	$1,500,000
32	8	$0	$3,529,026	$3,467,698	$81,274	$0	$177,449	$1,500,000
32	9	$0	$3,537,730	$3,467,698	$92,893	$0	$178,030	$1,500,000
32	10	$0	$3,546,455	$3,467,698	$104,549	$0	$178,612	$1,500,000
32	11	$0	$3,555,201	$3,467,698	$116,244	$0	$179,197	$1,500,000
32	12	$0	$3,563,969	$3,467,698	$127,977	$0	$179,784	$1,500,000
(a)	The policy account value reflects a hypothetical annual crediting rate on loan collateral of 3%.
(b)

The amounts in this column reflect the Accrued Loan Interest based on a hypothetical annual rate of 4%. The maximum rate is the greater of (a) 3% or (b) the “Monthly Average Corporate” yield published in Moody’s Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. In Month 2 and all subsequent months, the amounts are calculated as follows:

The previous Accrued Loan Interest, plus the monthly loan interest rate (0.32737% which is equivalent to 4% annually), multiplied by the Loan Balance plus the previous Accrued Loan Interest. For example, the Accrued Loan Interest for Month 2 is calculated as follows: $1,000 + 0.32737% x ($3,467,698 + $1,000) = $12,356

(c)

The amounts in this column reflect the Net Death Benefit. The amounts are calculated as follows: The Death Benefit is the greatest of: (a) the Policy Account Value or the outstanding loan and accrued loan interest, whichever is greater, multiplied by a percentage shown in your policy for the insured person’s age (nearest birthday) at the beginning of each policy year, (b) the outstanding loan and accrued loan interest on the insured person’s date of death plus $10,000, or (c) the current base policy face amount. The Net Death Benefit is the Death Benefit less Loan Balance and the Accrued Loan Interest. Therefore, the Net Death Benefit for Month 2 is calculated as follows: [the greatest of: (a) [the maximum of ($3,477,253, $3,467,698 + $12,356)] x 1.05; (b) ($3,467,698 + $12,356+ $10,000); (c) ($1,500,000)] less ($3,467,698 + $12,356). That is, [the greatest of [$3,654,057; $3,490,054; $1,500,000] - ($3,467,698 + $12,356) = $174,003

The policy owner may exercise the Policy Continuation Rider at the beginning of the second month of this year because the following additional conditions are also satisfied:

(1)	The policy owner is attained age 78, and the policy year is 32, meeting the minimum age (75) and duration (15 years) requirements;

(2)	the loan balance and accrued loan interest ($3,467,698 + $1,000 = $3,468,698) exceeds the current policy face amount ($1,500,000);

(3)

the loan balance and accrued loan interest ($3,467,698 + $1,000 = $3,468,698) equals or exceeds the Policy Account Value, multiplied by the applicable Policy Continuation Trigger Percentage (shown in the policy) ($3,651,261 x 95% = $3,468,698); and

(4)

the Net Policy Account Value ($182,563) is sufficient to cover the Policy Continuation Benefit Charge, which equals the Policy Account Value times the Policy Continuation Benefit Charge rate of 5%, which is the maximum rate for a policy with the Guideline Premium Test ($3,651,261 x 5% = $182,563).

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Appendix I: Examples of how the Policy Continuation Rider works

Example 2: Policy with the Cash Value Accumulation Test (CVAT)

For this sample policy, the federal qualification test for life insurance is the Cash Value Accumulation Test and Death Benefit Option A is in effect. The policy was issued to a male non-smoker. The policy is not in grace period and is not now a Modified Endowment Contract, nor will it become one when the Policy Continuation Rider (PCR) is exercised.

Policy Year	Month	Guaranteed Charges	Policy Account Value(a)	Loan Balance	Accrued Loan Interest(b)	Net Policy Account Value	Net Death Benefit(c)	Policy Face Amount
32	1	$0	$3,675,691	$3,020,418	$1,000	$654,273	$2,356,118	$1,500,000
32	2	$654,273	$3,028,870	$3,020,418	$10,891	$0	$1,403,496	$1,500,000
32	3	$0	$3,036,340	$3,020,418	$20,815	$0	$1,408,091	$1,500,000
32	4	$0	$3,043,829	$3,020,418	$30,771	$0	$1,412,701	$1,500,000
32	5	$0	$3,051,335	$3,020,418	$40,760	$0	$1,417,325	$1,500,000
32	6	$0	$3,058,861	$3,020,418	$50,782	$0	$1,421,965	$1,500,000
32	7	$0	$3,066,405	$3,020,418	$60,836	$0	$1,426,621	$1,500,000
32	8	$0	$3,073,967	$3,020,418	$70,923	$0	$1,431,291	$1,500,000
32	9	$0	$3,081,549	$3,020,418	$81,043	$0	$1,435,977	$1,500,000
32	10	$0	$3,089,149	$3,020,418	$91,197	$0	$1,440,678	$1,500,000
32	11	$0	$3,096,767	$3,020,418	$101,383	$0	$1,445,394	$1,500,000
32	12	$0	$3,104,405	$3,020,418	$111,603	$0	$1,450,126	$1,500,000
(a)	The policy account value reflects a hypothetical annual crediting rate on loan collateral of 3%.
(b)

The amounts in this column reflect the Accrued Loan Interest based on a hypothetical annual rate of 4%. The maximum rate is the greater of (a) 3% or (b) the “Monthly Average Corporate” yield published in Moody’s Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. In Month 2 and all subsequent months, the amounts are calculated as follows:

The previous Accrued Loan Interest, plus the monthly loan interest rate (0.32737% which is equivalent to 4% annually), multiplied by the Loan Balance plus the previous Accrued Loan Interest. For example, the Accrued Loan Interest for Month 2 is calculated as follows: $1,000 + 0.32737% x ($3,020,418 + $1,000) = $10,891

(c)

The amounts in this column reflect the Net Death Benefit. The amounts are calculated as follows: The Death Benefit is the greatest of: (a) the Policy Account Value or the outstanding loan and accrued loan interest, whichever is greater, multiplied by a percentage shown in your policy for the insured person’s age (nearest birthday) at the beginning of each policy year, (b) the outstanding loan and accrued loan interest on the insured person’s date of death plus $10,000, or (c) the current base policy face amount. The Net Death Benefit is the Death Benefit less Loan Balance and the Accrued Loan Interest. Therefore, the Net Death Benefit for Month 2 is calculated as follows: [the greatest of: (a) [the maximum of ($3,028,870, $3,020,418 + $10,891)] x 1.250%; (b) ($3,020,418 + $10,891 + $10,000); (c) ($1,500,000)] less ($3,020,418 + $10,891). That is, [the greatest of [$3,788,799; $3,041,309; $1,500,000] – ($3,020,418 + $10,891) = $757,490

The policy owner may exercise the Policy Continuation Rider at the beginning of the second month of this year because the following additional conditions are also satisfied:

(1)	The policy owner is attained age 78, and the policy year is 32, meeting the minimum age (75) and duration (15 years) requirements;

(2)	the loan balance and accrued loan interest ($3,020,418 + $1,000 = $3,021,418) exceeds the current policy face amount ($1,500,000);

(3)

the loan balance and accrued loan interest ($3,020,418 + $1,000 = $3,021,418) equals or exceeds the Policy Account Value, multiplied by the applicable Policy Continuation Trigger Percentage (shown in the policy) ($3,675,691 x 80% = $2,940,553); and

(4)

the Net Policy Account Value ($654,273) is sufficient to cover the Policy Continuation Benefit Charge, which equals the Policy Account Value times the Policy Continuation Benefit Charge rate of 17.80%, which is the rate for a policy in which the insured has attained age 78 with the Cash Value Accumulation Test ($3,675,691 x 17.80% = $654,273).

After the policy goes on policy continuation, future premium payments, partial withdrawals and requested policy changes are not allowed (See “Effect of Policy Continuation” above). The policy, however, does not lapse and continues in force during the illustrated year and in all subsequent years. Loan interest continues to be due on each policy anniversary, and if not paid when due, is added to the outstanding loan.

I-2

Appendix I: Examples of how the Policy Continuation Rider works

Appendix II: Hypothetical illustrations

ILLUSTRATION OF DEATH BENEFITS, NET POLICY ACCOUNT VALUES, NET CASH SURRENDER VALUES AND ACCUMULATED PREMIUMS

The following tables illustrate the changes in death benefit, net policy account value and net cash surrender value (which assumes that your surrender would qualify for the Enhanced Amount) of the policy under certain hypothetical circumstances that we assume solely for this purpose. The Enhanced Amount is the difference between the net policy account value and the net cash surrender value. Each table illustrates the operation of a policy for a specified issue age, premium payment schedule, life insurance qualification test, and face amount under death benefit option A and death benefit option B. The tables assume annual Planned Periodic Premiums that are paid at the beginning of each policy year for an insured person who is a 45-year-old preferred plus risk male non-tobacco user when the policy is issued. The amounts shown are for the end of each policy year and assume that all of the policy account value is invested in Portfolios that achieve investment returns at constant hypothetical gross annual rates of 0%, 6% and 12% (i.e., before any investment management fees or other expenses are deducted from the underlying Portfolio assets). These hypothetical investment return assumptions are not intended as estimates of future performance of any investment fund. AXA Equitable is not able to predict the future performance of the investment funds. Higher rates of return used in these illustrations generally reflect rates of return for a number of broad stock indices over long-term periods. You should consider that many forecasters are calling for somewhat lower returns in the years ahead. Of course lower rates of return will lower the values illustrated. For this reason, you should carefully consider the illustrations at 0% and 6%.

After the deduction of the arithmetic average of the investment management fees and other expenses of all of the underlying Portfolios (as described below), the net annual rates of return that correspond to the three gross rates mentioned above would be (1.18)%, 4.75% and 10.68%. These net annual rates of return do not reflect the mortality and expense risk charge or the other charges we deduct from your policy’s value each month. If the net annual rates of return did reflect these charges, the rates shown would be lower; however, the values shown in the following tables reflect all policy charges. Investment return reflects investment income and all realized and unrealized capital gains and losses.

Tables are provided for each of the two death benefit options. The illustrations are based on the charge for federal taxes of 1.25% and an assumed charge for state and local tax expenses of 1.90%. The tables headed “Using Current Charges” assume that the current rates for all other charges deducted by AXA Equitable will apply in each year illustrated: premium charge, administrative charge, cost of insurance charge, mortality and expense risk charge. The tables headed “Using Guaranteed Charges” are the same, except that the maximum permitted rates for all years are used for all charges. The tables do not reflect any charge that we reserve the right to make but are not currently making. The tables assume that (i) no loans or withdrawals are made, (ii) no decreases in coverage are requested, (iii) no change in the death benefit option is requested and (iv) no optional rider benefits have been elected.

With respect to fees and expenses deducted from assets of the underlying Portfolios, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of 0.58%, and (2) an assumed average asset charge for all other expenses of the underlying Portfolios equivalent to an effective annual rate of 0.60%. These rates are the arithmetic average for all Portfolios that are available as investment options. In other words, they are based on the hypothetical assumption that policy account values are allocated equally among the variable investment options. These rates do not reflect Investment Expense Reductions, or expense limitation arrangements in effect with respect to certain of the underlying Portfolios. If those reductions or arrangements had been assumed, the policy values would be higher than those shown in the following tables. The actual rates associated with any policy will vary depending upon the actual allocation of policy values among the investment options.

The second column of each table shows the amount you would have at the end of each policy year if an amount equal to the assumed planned periodic premiums were invested to earn interest, after taxes, at 5% annually. This is not a policy value. It is included for comparison purposes only.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your policy will differ, in most cases substantially. Upon request, we will furnish you with a personalized illustration as described under “Illustrations of policy benefits” in “Personalized illustrations,” earlier in this prospectus.

Appendix II: Hypothetical illustrations

COIL Institutional SeriesSM

$2,000,000 Face Amount

Male, Issue Age 45, Preferred Plus Non-Tobacco User Underwriting Risk Class

Initial Death Benefit Option Is Option A

Initial Annual Planned Periodic Premium: $79,310*

Using Current Charges

Using Cash Value Accumulation Test

			Death Benefit			Net Policy Account Value			Net Cash Surrender Value
End Of Policy Year	Premiums Accum. At 5% Interest Per Year	Assuming Hypothetical Gross Annual Investment Return of:			Assuming Hypothetical Gross Annual Investment Return of:			Assuming Hypothetical Gross Annual Investment Return of:
		0% Gross	6% Gross	12% Gross	0% Gross	6% Gross	12% Gross	0% Gross	6% Gross	12% Gross
1	$83,276	$2,000,000	$2,000,000	$2,000,000	$66,967	$71,181	$75,399	$78,640	$82,482	$82,482
2	$170,715	$2,000,000	$2,000,000	$2,000,000	$133,629	$146,252	$159,381	$148,176	$160,798	$168,264
3	$262,526	$2,000,000	$2,000,000	$2,000,000	$199,235	$224,588	$251,999	$219,191	$244,545	$257,477
4	$358,928	$2,000,000	$2,000,000	$2,000,000	$263,809	$306,350	$354,169	$286,178	$328,720	$354,169
5	$460,150	$2,000,000	$2,000,000	$2,000,000	$327,341	$391,672	$466,872	$347,598	$411,928	$466,872
6	$566,433	$2,000,000	$2,000,000	$2,028,508	$389,858	$480,730	$591,229	$408,041	$498,914	$591,229
7	$678,030	$2,000,000	$2,000,000	$2,415,524	$451,353	$573,683	$728,226	$465,469	$587,799	$728,226
8	$711,931	$2,000,000	$2,000,000	$2,571,526	$443,008	$597,585	$801,848	$450,114	$604,691	$801,848
9	$747,528	$2,000,000	$2,000,000	$2,737,669	$434,590	$622,410	$882,834	$438,167	$625,987	$882,834
10	$784,904	$2,000,000	$2,000,000	$2,914,924	$426,127	$648,235	$971,965	$429,728	$651,836	$971,965
15	$1,001,759	$2,000,000	$2,038,993	$4,035,233	$385,789	$801,176	$1,585,553	$385,789	$801,176	$1,585,553
20	$1,278,526	$2,000,000	$2,139,921	$5,587,909	$338,172	$987,048	$2,577,449	$338,172	$987,048	$2,577,449
25	$1,631,760	$2,000,000	$2,250,922	$7,743,660	$271,325	$1,208,224	$4,156,554	$271,325	$1,208,224	$4,156,554
30	$2,082,585	$2,000,000	$2,345,471	$10,630,124	$137,758	$1,449,611	$6,569,916	$137,758	$1,449,611	$6,569,916
35	$2,657,964	**	$2,464,641	$14,715,352	**	$1,724,731	$10,297,657	**	$1,724,731	$10,297,657
40	$3,392,311	**	$2,611,678	$20,541,447	**	$2,034,017	$15,998,012	**	$2,034,017	$15,998,012
45	$4,329,544	**	$2,821,552	$29,233,474	**	$2,387,100	$24,732,211	**	$2,387,100	$24,732,211
50	$5,525,717	**	$3,129,441	$42,709,759	**	$2,804,159	$38,270,393	**	$2,804,159	$38,270,393
55	$7,052,371	**	$3,468,924	$62,360,659	**	$3,358,107	$60,368,498	**	$3,358,107	$60,368,498
*

The illustrations assume that planned periodic premium are paid at the start of policy years one through seven. The death benefit, net policy account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

**	Policy lapses unless additional payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, net policy account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

Appendix II: Hypothetical illustrations

COIL Institutional SeriesSM

$2,000,000 Face Amount

Male, Issue Age 45, Preferred Plus Non-Tobacco User Underwriting Risk Class

Initial Death Benefit Option Is Option A

Initial Annual Planned Periodic Premium: $79,310*

Using Guaranteed Charges

Using Cash Value Accumulation Test

		Death Benefit			Net Policy Account Value			Net Cash Surrender Value
End Of Policy Year	Premiums Accum. At 5% Interest Per Year	Assuming Hypothetical Gross Annual Investment Return of:			Assuming Hypothetical Gross Annual Investment Return of:			Assuming Hypothetical Gross Annual Investment Return of:
		0% Gross	6% Gross	12% Gross	0% Gross	6% Gross	12% Gross	0% Gross	6% Gross	12% Gross
1	$83,276	$2,000,000	$2,000,000	$2,000,000	$63,670	$67,776	$71,887	$75,343	$79,449	$82,482
2	$170,715	$2,000,000	$2,000,000	$2,000,000	$126,241	$138,394	$151,044	$141,303	$153,456	$166,106
3	$262,526	$2,000,000	$2,000,000	$2,000,000	$187,775	$212,028	$238,272	$208,763	$233,015	$257,477
4	$358,928	$2,000,000	$2,000,000	$2,000,000	$248,261	$288,786	$334,383	$271,939	$312,464	$353,626
5	$460,150	$2,000,000	$2,000,000	$2,000,000	$307,707	$368,803	$440,295	$329,232	$390,328	$454,583
6	$566,433	$2,000,000	$2,000,000	$2,000,000	$366,106	$452,206	$557,012	$385,479	$471,579	$560,588
7	$678,030	$2,000,000	$2,000,000	$2,272,611	$423,392	$539,075	$685,141	$438,460	$554,142	$685,141
8	$711,931	$2,000,000	$2,000,000	$2,383,330	$405,576	$551,133	$743,165	$413,757	$559,315	$743,165
9	$747,528	$2,000,000	$2,000,000	$2,500,946	$387,613	$563,365	$806,497	$392,028	$567,780	$806,497
10	$784,904	$2,000,000	$2,000,000	$2,625,993	$369,482	$575,769	$875,623	$374,221	$580,508	$875,623
15	$1,001,759	$2,000,000	$2,000,000	$3,410,532	$278,713	$646,329	$1,340,091	$278,713	$646,329	$1,340,091
20	$1,278,526	$2,000,000	$2,000,000	$4,472,672	$175,652	$720,903	$2,063,041	$175,652	$720,903	$2,063,041
25	$1,631,760	$2,000,000	$2,000,000	$5,978,387	$72,527	$825,458	$3,209,011	$72,527	$825,458	$3,209,011
30	$2,082,585	**	$2,000,000	$7,978,648	**	$915,267	$4,931,179	**	$915,267	$4,931,179
35	$2,657,964	**	$2,000,000	$10,639,469	**	$948,058	$7,445,394	**	$948,058	$7,445,394
40	$3,392,311	**	$2,000,000	$14,157,077	**	$818,617	$11,025,761	**	$818,617	$11,025,761
45	$4,329,544	**	$2,000,000	$18,795,209	**	$69,040	$15,901,192	**	$69,040	$15,901,192
50	$5,525,717	**	**	$24,989,564	**	**	$22,392,082	**	**	$22,392,082
55	$7,052,371	**	**	$33,692,756	**	**	$32,616,415	**	**	$32,616,415
*

The illustrations assume that planned periodic premiums are paid at the start of policy years one through seven. The death benefit, net policy account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

**	Policy lapses unless additional payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, net policy account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

Appendix II: Hypothetical illustrations

COIL Institutional SeriesSM

$2,000,000 Face Amount

Male, Issue Age 45, Preferred Plus Non-Tobacco User Underwriting Risk Class

Initial Death Benefit Option Is Option B

Initial Annual Planned Periodic Premium: $70,830*

Using Current Charges

Using Guideline Premium Test

			Death Benefit			Net Policy Account Value		Net Cash Surrender Value
End Of Policy Year	Premiums Accum. At 5% Interest Per Year	Assuming Hypothetical Gross Annual Investment Return of:			Assuming Hypothetical Gross Annual Investment Return of:			Assuming Hypothetical Gross Annual Investment Return of:
		0% Gross	6% Gross	12% Gross	0% Gross	6% Gross	12% Gross	0% Gross	6% Gross	12% Gross
1	$74,372	$2,070,160	$2,073,663	$2,073,663	$59,042	$62,780	$66,523	$70,160	$73,663	$73,663
2	$152,462	$2,131,671	$2,142,845	$2,150,273	$117,779	$128,953	$140,577	$131,671	$142,845	$150,273
3	$234,456	$2,194,710	$2,217,122	$2,229,947	$175,536	$197,949	$222,187	$194,710	$217,122	$229,947
4	$320,550	$2,253,830	$2,291,398	$2,315,816	$232,328	$269,896	$312,141	$253,830	$291,398	$315,816
5	$410,949	$2,307,607	$2,364,363	$2,411,265	$288,130	$344,887	$411,265	$307,607	$364,363	$411,265
6	$505,868	$2,360,443	$2,440,545	$2,520,513	$342,957	$423,059	$520,513	$360,443	$440,545	$520,513
7	$605,533	$2,410,360	$2,518,091	$2,640,894	$396,784	$504,515	$640,894	$410,360	$518,091	$640,894
8	$710,182	$2,463,514	$2,603,535	$2,780,878	$456,454	$596,475	$780,878	$463,514	$603,535	$780,878
9	$820,062	$2,518,703	$2,695,986	$2,935,172	$515,038	$692,320	$935,172	$518,703	$695,986	$935,172
10	$935,437	$2,576,387	$2,796,062	$3,105,306	$572,586	$792,261	$1,105,306	$576,387	$796,062	$1,105,306
15	$1,604,830	$2,850,978	$3,370,636	$4,276,787	$850,978	$1,370,636	$2,276,787	$850,978	$1,370,636	$2,276,787
20	$2,459,165	$3,101,266	$4,085,259	$6,202,858	$1,101,266	$2,085,259	$4,202,858	$1,101,266	$2,085,259	$4,202,858
25	$3,549,536	$3,310,972	$4,955,199	$9,360,888	$1,310,972	$2,955,199	$7,360,888	$1,310,972	$2,955,199	$7,360,888
30	$4,941,157	$3,432,308	$5,962,244	$14,492,459	$1,432,308	$3,962,244	$12,492,459	$1,432,308	$3,962,244	$12,492,459
35	$6,717,257	$3,458,165	$7,127,901	$22,878,222	$1,458,165	$5,127,901	$20,878,222	$1,458,165	$5,127,901	$20,878,222
40	$8,984,060	$3,325,722	$8,414,304	$36,564,970	$1,325,722	$6,414,304	$34,564,970	$1,325,722	$6,414,304	$34,564,970
45	$11,877,140	$2,952,838	$9,746,991	$59,640,571	$952,838	$7,746,991	$56,800,544	$952,838	$7,746,991	$56,800,544
50	$15,569,524	$2,272,122	$11,040,865	$95,076,834	$272,122	$9,040,865	$93,076,834	$272,122	$9,040,865	$93,076,834
55	$20,282,046	**	$12,187,765	$154,855,627	**	$10,187,765	$152,855,627	**	$10,187,765	$152,855,627
*

The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, net policy account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

**	Policy lapses unless additional payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, net policy account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

Appendix II: Hypothetical illustrations

COIL Institutional SeriesSM

$2,000,000 Face Amount

Male, Issue Age 45, Preferred Plus Non-Tobacco User Underwriting Risk Class

Initial Death Benefit Option Is Option B

Initial Annual Planned Periodic Premium: $70,830*

Using Guaranteed Charges

Using Guideline Premium Test

			Death Benefit			Net Policy Account Value		Net Cash Surrender Value
End Of Policy Year	Premiums Accum. At 5% Interest Per Year	Assuming Hypothetical Gross Annual Investment Return of:			Assuming Hypothetical Gross Annual Investment Return of:			Assuming Hypothetical Gross Annual Investment Return of:
		0% Gross	6% Gross	12% Gross	0% Gross	6% Gross	12% Gross	0% Gross	6% Gross	12% Gross
1	$74,372	$2,066,760	$2,070,385	$2,073,663	$55,642	$59,267	$62,898	$66,760	$70,385	$73,663
2	$152,462	$2,124,538	$2,135,218	$2,146,338	$110,186	$120,866	$131,986	$124,538	$135,218	$146,338
3	$234,456	$2,183,780	$2,205,028	$2,228,027	$163,686	$184,934	$207,932	$183,780	$205,028	$228,027
4	$320,550	$2,238,795	$2,274,209	$2,314,065	$216,125	$251,539	$291,394	$238,795	$274,209	$314,065
5	$410,949	$2,288,120	$2,341,387	$2,403,730	$267,510	$320,777	$383,120	$288,120	$341,387	$403,730
6	$505,868	$2,336,368	$2,411,268	$2,500,649	$317,819	$392,719	$483,907	$336,368	$411,268	$500,649
7	$605,533	$2,381,382	$2,481,788	$2,600,053	$366,955	$467,361	$594,552	$381,382	$481,788	$600,053
8	$710,182	$2,423,110	$2,552,985	$2,715,985	$414,866	$544,741	$715,985	$423,110	$552,985	$715,985
9	$820,062	$2,466,124	$2,629,526	$2,849,196	$461,487	$624,889	$849,196	$466,124	$629,526	$849,196
10	$935,437	$2,511,962	$2,713,043	$2,995,351	$506,810	$707,891	$995,351	$511,962	$713,043	$995,351
15	$1,604,830	$2,719,774	$3,178,554	$3,985,489	$719,774	$1,178,554	$1,985,489	$719,774	$1,178,554	$1,985,489
20	$2,459,165	$2,897,723	$3,739,941	$5,576,484	$897,723	$1,739,941	$3,576,484	$897,723	$1,739,941	$3,576,484
25	$3,549,536	$3,055,308	$4,427,775	$8,164,526	$1,055,308	$2,427,775	$6,164,526	$1,055,308	$2,427,775	$6,164,526
30	$4,941,157	$3,130,801	$5,199,813	$12,296,789	$1,130,801	$3,199,813	$10,296,789	$1,130,801	$3,199,813	$10,296,789
35	$6,717,257	$3,061,574	$5,997,089	$18,858,392	$1,061,574	$3,997,089	$16,858,392	$1,061,574	$3,997,089	$16,858,392
40	$8,984,060	$2,736,765	$6,687,219	$29,227,393	$736,765	$4,687,219	$27,227,393	$736,765	$4,687,219	$27,227,393
45	$11,877,140	**	$6,914,857	$45,595,241	**	$4,914,857	$43,424,039	**	$4,914,857	$43,424,039
50	$15,569,524	**	$6,109,747	$70,542,668	**	$4,109,747	$68,542,668	**	$4,109,747	$68,542,668
55	$20,282,046	**	$3,806,599	$110,108,860	**	$1,806,599	$108,108,860	**	$1,806,599	$108,108,860
*

The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, net policy account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

**	Policy lapses unless additional payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, net policy account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

Appendix II: Hypothetical illustrations

Appendix III: Integrated term rider examples

The following examples describe how the ITR operates based on certain hypothetical assumptions regarding base policy face amount, ITR face amount, death benefit election, owner classification and testing method.

Examples of how ITR operates:

Suppose a policy in which the insured at issue is a 35 year old male, standard non-smoker. The base policy has a $1 million base policy face amount and $700,000 ITR face amount — giving a target amount of $1.7 million. The policy owner elects death benefit Option A and the CVAT test for tax compliance.

1.	If the policy account value at the beginning of the 11th policy year is $400,000 —

then the death benefit of the base policy would be the greater of the base policy face amount ($1 million) and the stated percentage of the policy account value (as the alternative death benefit). Since the stated percentage is 406.2% the death benefit of the base policy would be $1.6248 million ($400,000 x 4.062). The term insurance benefit would be its $700,000 ITR face amount less the excess of $1.6248 million over $1 million ($624,800). The term insurance benefit would thus be $75,200 ($700,000 – $624,800).

The total death benefit of the base policy and the ITR would be $1.7 million ($1.6248 million + $75,200), which equals the target amount.

2.	If the policy account value at the beginning of the 11th policy year is $600,000 —

then the death benefit of the base policy would be the greater of the base policy face amount ($1 million) and the stated percentage of the policy account value (as the alternative death benefit). Since the stated percentage is 406.2% the death benefit of the base policy would be $2.4372 million ($600,000 x 4.062). The term insurance benefit would be its $700,000 ITR face amount less the excess of $2.4372 million over $1 million ($1.4372 million) but not less than zero. The term insurance benefit would thus be zero ($700,000 – $2.4372 million).

The total death benefit of the base policy and the ITR would be $2.4372 million, which equals the alternative death benefit.

Suppose a policy in which the insured at issue is a 35 year old male, standard non-smoker. The base policy has a $1 million base policy face amount and $500,000 ITR face amount — giving a target amount of $1.5 million. The policy owner elects death benefit Option B and the guideline premium test for tax compliance.

1.	If the policy account value at the beginning of the 11th policy year is $600,000 —

then the death benefit of the base policy would be the greater of the base policy face amount plus the policy account value ($1.6 million) and the stated percentage of the policy account value (as the alternative death benefit). Since the stated percentage is 215% ($600,000 x 2.15 = $1.29 million), the death benefit of the base policy would remain at $1.6 million. The term insurance benefit would be its $500,000 face.

The total death benefit of the base policy and the ITR would be $2.1 million ($1.6 million + $500,000), which equals the target amount plus the policy account value.

2.	If the policy account value at the beginning of the 11th policy year is $900,000 —

then the death benefit of the base policy would be the greater of the base policy face amount plus the policy account value ($1.9 million) and the stated percentage of the policy account value (as the alternative death benefit). Since the stated percentage is 215% the death benefit of the base policy would be $1.935 million ($900,000 x 2.15). Then the term insurance benefit would be its $500,000 ITR face amount less the excess of $1.935 million over $1.9 million ($35,000). The term insurance benefit would be $465,000 ($500,000 – $35,000).

The total death benefit of the base policy and the ITR would be $2.4 million ($1.5 million + $900,000), which equals the target amount plus the policy account value.

3.	If the policy account value at the beginning of the 11th policy year is $1.4 million —

then the death benefit of the base policy would be the greater of the base policy face amount plus the policy account value ($2.4 million) and the stated percentage of the policy account value (as the alternative death benefit). Since the stated percentage is 215% the death benefit of the base policy would be $3.01 million ($1.4 million x 2.15). Then the term insurance benefit would be its $500,000 face amount less the excess of $3.01 million over $2.4 million ($610,000) but not less than zero. The term insurance benefit would be zero ($500,000 – $610,000).

The total death benefit of the base policy and the ITR would be $3.01 million, which equals the alternative death benefit.

III-1

Appendix III: Integrated term rider examples

The following examples are for 10 policies in the same case and purchased at the same time. All insureds are assumed to be the representative insured male age 45 at issue, in the Guaranteed Issue non-tobacco user risk class, each with a target premium of $39.66 per $1,000 (0.03966) of base policy face amount.

•	If the sum of target amounts is $6,303,555 (or lower), the policies cannot have any ITR because the sum of target premiums with no ITR is $249,999 (0.03966 x $6,303,555).

•

If the sum of target amounts is $8,404,774 the policies can have up to 25% (or $2,101,194) of the target amount in the form of ITR, because the total target premium for the base policies (which would have a face amount of 75% x $8,404,774, or $6,303,581) is $250,000 (0.03966 x $6,303,581) at this level. Attempting to have more than 25% of target amount as ITR would result in a target premium of $249,999 or lower.

III-2

Appendix III: Integrated term rider examples

Appendix IV: State policy availability and/or variations of certain features and benefits

The following information is a summary of the states where certain policies or certain features and/or benefits are either not available as of the date of this prospectus or vary from the policy’s features and benefits as previously described in this prospectus. Certain features and/or benefits may have been approved in your state after your policy was issued and cannot be added. Please contact your financial professional for more information about availability in your state.

States where certain policy features and/or benefits are not available or vary:

State	Features and Benefits	Availability or Variation
California	See “Your right to cancel within a certain number of days” under “More information about policy features and benefits.”	The right to cancel period is 30 days for individuals over age 60.

Delaware	See “Your right to cancel within a certain number of days” under “More information about policy features and benefits.”	The right to cancel period for replacements is 20 days.

Florida	See “Your right to cancel within a certain number of days” under “More information about policy features and benefits.”	The right to cancel period is 14 days.

New York	See “Your right to cancel within a certain number of days” under “More information about policy features and benefits.”	The right to cancel period is 60 days for replacements.

	See “Changes in Charges” in “Risk/benefit summary: charges and expenses you will pay”	The following paragraph replaces the second paragraph in this section in its entirety:

Changes in policy cost factors (interest rates we credit to the Guaranteed Interest Option, cost of insurance rates, the premium charge, the administrative charge, any mortality and expense risk charge, and the rates for any additional benefit riders) will be on a basis that is equitable to all policies belonging to a given class, and will be determined based on reasonable assumptions as to expenses, mortality, investment income, persistency and, with respect to any rider that provides for accelerated death benefits for chronic illness, policy and contract claims associated with morbidity. For the sake of clarity, the assumptions referenced above include taxes; longevity; surrenders; lapses; conversions; disability; accident; illness; and with respect to the rates for any rider that provides accelerated death benefits for chronic illness, inability to perform activities of daily living and cognitive impairment, if applicable. Any change in policy cost factors will never result in an interest crediting rate that is lower than that guaranteed in the policy, or policy charges that exceed the maximum policy charges guaranteed in the policy. Any change in policy cost factors will be on a prospective basis; that is, any change will be determined based on future anticipated or emerging experience.

	See “Premium Payments” under “How you can pay for and contribute to your policy” in “Payment of premiums and determining your policy’s value”	There is no minimum loan amount.

	See “Loan Interest We Charge” under “Borrowing from your policy” in “Death benefits and accessing your money”	Your policy will not terminate solely due to a change in the policy loan interest rate during the policy year.

	See “Assigning your policy” in “More information about procedures that apply to your policy”	We may restrict changes in ownership only to maintain the tax qualification status of the policy.

IV-1

Appendix IV: State policy availability and/or variations of certain features and benefits

State	Features and Benefits	Availability or Variation
North Dakota	See “Your right to cancel within a certain number of days” under “More information about policy features and benefits.”	The right to cancel period is 20 days.

IV-2

Appendix IV: State policy availability and/or variations of certain features and benefits

Requesting more information

The Statement of Additional Information (“SAI”), dated September 30, 2019, is incorporated into this prospectus by reference and is available upon request free of charge by calling our toll free number at 1-800-947-3598 and requesting to speak with a customer service representative. You may also request one by writing to our operations center at P.O. Box 1420, Charlotte, North Carolina 28201-1420. The SAI includes additional information about the registrant. You can make inquiries about your policy and request personalized illustrations by calling our toll free number at 1-800-947-3598, or asking your financial professional.

You may visit the SEC’s website at www.sec.gov to view the SAI and other information (including other parts of a registration statement) that relates to the Separate Account and the policies. You can also review and copy information about the Separate Account, including the SAI, at the SEC’s Public Reference Room in Washington, D.C. or by electronic request at publicinfo@sec.gov or by writing the SEC’s Public Reference Section, at 100 F Street N.E., Washington, D.C. 20549. You may have to pay a duplicating fee. To find out more about the Public Reference Room, call the SEC at 1-202-551-8090.

SEC File Number: 811-04335

Statement of Additional Information

Table of Contents

Page

Who is AXA Equitable?	2

Ways we pay policy proceeds	2

Distribution of the policies	2

Underwriting a policy	2

Insurance regulation that applies to AXA Equitable	2

Custodian	2

Independent registered public accounting firm	2

Financial statements	2

#737474

AXA Equitable Life Insurance Company

Supplement Dated September 30, 2019 to Prospectus Dated September 30, 2019 for COIL Institutional SeriesSM

This Supplement relates to an additional investment option under our COIL Institutional SeriesSM policies (“your policy”). You should read this Supplement in conjunction with the Policy Prospectus and retain it for future reference. The Market Stabilizer Option® (“MSO”) is available for investment under your policy, if you have received this Supplement. Any amount that you decide to invest in the MSO would be invested in one of the “Segments” of the MSO, each of which has a limited duration (a “Segment Term”). Amounts invested in an MSO Segment may be credited with positive or negative interest based, in part, on the performance of the S&P 500 Price Return Index during the Segment term.

The purpose of this Supplement is solely to add to your base Policy Prospectus (“Your Policy Prospectus”) a very limited amount of information about the MSO. Much more complete information about the MSO is contained in a separate Market Stabilizer Option® prospectus (“MSO Prospectus”) dated May 1, 2019. All of the information in Your Policy Prospectus also continues to remain applicable, except as otherwise provided in this Supplement (or any other supplement to Your Policy Prospectus) or in the MSO Prospectus. As they are not features of your policy, please disregard all references to the paid-up death benefit guarantee and the Extended No Lapse Guarantee in the MSO Prospectus.

Accordingly, you should read this Supplement in conjunction with Your Policy Prospectus (and any other supplements thereto) and the MSO Prospectus. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service group at 1-800-947-3598.

No Transfer Charges in Connection with MSO

Although we generally reserve the right to impose up to a $25 charge for each transfer, we will never exercise these rights with respect to any transfers into, or out of, the MSO. The following transfers are not subject to the $25 guaranteed maximum charge:

•	Transfers of the Segment Maturity Value to the variable investment options, guaranteed interest option (“GIO”; also referred to as the “Guaranteed Interest Account”) or to the MSO Holding Account;

•	Transfers from the MSO Holding Account into a new Segment or any variable investment option;

•	Transfers from the variable investment options (also referred to as “investment portfolios”) to the Unloaned GIO to meet the Charge Reserve Amount requirement.

Charges for the MSO

If you allocate any of your policy account value to the MSO, several types of charges or deductions would or could result. To reflect these, the following items are added to the chart entitled “Periodic charges other than underlying trust portfolio operating expenses” in Your Policy Prospectus:

Optional rider charges	When charge is deducted	Maximum amount that may be deducted
Market Stabilizer Option® (MSO)(1)

MSO Variable Index Benefit Charge	Upon allocation to MSO Segment	0.75% of policy account value allocated

MSO Variable Index Segment Account Charge	Monthly (during any MSO Segment Term)	Annual % of your Segment Account Value 1.65%(2)

MSO loan spread	On each policy anniversary (or on loan termination, if earlier)	2% for New York policies 5% for all other policies(3)

MSO Early Distribution Adjustment	On surrender or other distribution (including loan) from an MSO Segment before the Segment Term’s end	75% of Segment Account Value(4)
(1)

Please refer to the MSO Prospectus for information about the MSO and related charges and deductions, as well as the meaning of special terms that are relevant to the MSO (such as “Segment,” “Segment Term,” “Segment Start Date,” “Segment Account Value,” “Segment Distribution Value” and “Early Distribution Adjustment.”)

(2)	Currently we deduct this charge at a 0.40% annual rate, rather than at the maximum rate shown.
(3)

We charge interest on policy loans but credit you with interest on the amount of the policy account value we hold as collateral for the loan. The loan interest spread is the excess of the interest rate we charge over the interest rate we credit.

(4)

The actual amount of Early Distribution Adjustment is determined by a formula that depends on, among other things, how a specified widely published stock market index has performed since the Segment Start Date. The maximum amount of the adjustment would occur if there is a total distribution at a time when that index had declined to zero. Please refer to the MSO Prospectus for more information about the index and Early Distribution Adjustment.

EVM 08 (9/19)	Catalog No. 159989 (9/19)
New Biz/COIL	#742886

Your policy’s mortality and expense risk charge is deducted on a monthly basis and also applies to the Segment Account Value or any amounts held in the MSO Holding Account.

How we allocate charges among your investment options

If you allocate any policy account value to the MSO, our procedures for allocating the policy’s monthly deductions among the investment options you are invested in is significantly different than in the absence of the MSO. Accordingly, the following is added at the end of the section entitled “How we allocate charges among your investment options” in “Risk/benefit summary: Charges and expenses you will pay” in Your Policy Prospectus:

Substantially different procedures apply, however, if you allocate any of your policy account value to a Segment under the MSO. In that case, for example, you will be required to maintain a certain amount of policy account value (the Charge Reserve Amount) in the policy’s Unloaned GIO. (You will not be subject to any Charge Reserve Amount requirement, however, at any time when none of your policy account value is invested in any Segment.) The Charge Reserve Amount at the beginning of any Segment Term is an estimated amount projected to be sufficient to cover monthly deductions under your policy (including, but not limited to, charges for the MSO and any optional riders) for the Segment Term. You will not be asked to specify the investment options from which we should transfer the account value to the Unloaned GIO to meet the Charge Reserve Amount requirements. Instead any such transfers, if necessary, will be made proportionately from your investment options.

While any of your policy account value is invested in any Segment, we will take all of your policy’s monthly deductions (including, but not limited to, the monthly deductions under the MSO and optional riders) solely from the Unloaned GIO, rather than from the investment options from which those charges otherwise might be deducted. If you have insufficient policy account value in the Unloaned GIO to pay a monthly deduction during any Segment Term, we will first take the balance of the deduction proportionately from values in the variable investment options, including any value in the MSO Holding Account but excluding any Segment Account Values. But, if insufficient policy account value remains in any such other investment options to cover the full balance of the monthly deduction, we will take the remainder of the monthly deduction proportionately, based on the current Segment Distribution Values, from any Segments in which you have account value invested. We will apply these procedures for allocating deductions for policy charges automatically at any time you have any amounts invested in a Segment.

If we have to make any distribution from a Segment, including (among other things) to pay any surrender or loan proceeds or any charge deduction from a Segment, there will generally be negative consequences for you. Among other things, an Early Distribution Adjustment would apply, which would usually reduce your policy values, in many cases substantially. In some cases, such an Early Distribution Adjustment may apply without any action on your part. This could happen, for example, if the Charge Reserve Amount and funds you have invested in investment options other than the MSO are insufficient to pay a monthly deduction (i) due to poor investment performance of those options or (ii) due to any permitted increases in charges that we have made above their current rates.

Please refer to the MSO Prospectus for detailed information about the above procedures.

Investment options within your policy

The MSO is available as an investment option under your policy. The MSO is described in a separate Prospectus. If you choose to allocate to the MSO, you are permitted to allocate up to 50% of any premium or loan repayment to the MSO Holding Account. Any requested transfer of funds to the MSO will be declined if the requested transfer of funds would result in more than 50% of your unloaned Policy Account Value being in the MSO Holding Account and any Segments.

You can increase or decrease your insurance coverage

Increases. If you request a face amount increase during a Segment Term, we will recalculate the Charge Reserve Amount and require that such amount be available in the unloaned portion of the guaranteed interest option on the effective date of the increase. For such increase, the Charge Reserve Amount will be determined as an amount projected to be sufficient to cover all monthly deductions based on the current face amount for the policy and any Integrated Term Insurance Rider during the longest remaining Segment Term on the effective date of the increase, assuming at the time such calculation is made that no interest or investment performance is credited to or charged against your policy account value and that no further policy changes or additional premium payments are made.

Any necessary transfers to supplement the amount in the unloaned portion of the guaranteed interest option in order to meet the requirement of such Charge Reserve Amount will take effect on the effective date of the face amount increase. There will be no charge for this transfer. Any such transfer from your value in the variable investment options, including the value in the MSO Holding Account to meet this requirement, will be made proportionately from any value in the MSO Holding Account and your values in the other variable investment options. If your values in the variable investment options, including the value in the MSO Holding Account and the unloaned portion of the guaranteed interest option are insufficient to cover the Charge Reserve Amount, we will decline your request to increase the face amount.

Decreases. If you request a face amount decrease during a Segment Term, the decrease is effective on the monthly anniversary date. If that coincides with a Segment Start Date, the Charge Reserve amount will be recalculated on that date, otherwise the Charge Reserve Amount is recalculated at the next Segment Start Date. For such decrease, the Charge Reserve Amount will be determined as an amount projected to be sufficient to cover all

2

monthly deductions based on the current face amount for the policy and any Integrated Term Insurance Rider during the longest remaining Segment Term on the effective date of the increase, assuming at the time such calculation is made that no interest or investment performance is credited to or charged against your policy account value and that no further policy changes or additional premium payments are made.

Transferring your money among our investment options

Transfers you can make

We will transfer amounts to and from your values in our unloaned guaranteed interest option, the variable investment options and the MSO Holding Account based on your instructions and subject to our transfer rules described in the Prospectus.

In no event will we transfer more than your unloaned value in the guaranteed interest option, excluding any remaining Charge Reserve Amount.

The maximum amount that you may transfer to the MSO Holding Account is 50% of your policy account value. Any requested transfer of funds to the MSO will be declined if the requested transfer of funds would result in more than 50% of your unloaned Policy Account Value being in the MSO Holding Account and any Segments. A requested transfer out of an existing Segment in the MSO will not be permitted prior to the Segment Maturity Date.

Accessing your money

Borrowing from your policy

If you allocate your policy account value to the MSO with a Segment in effect, you can still borrow from your policy, however, the loan will be allocated as follows:

•

We will first deduct as much of the loan as possible proportionately from any value in the MSO Holding Account, your values in the other variable investment options and the unloaned portion of the guaranteed interest option (excluding any remaining Charge Reserve Amount).

•

If your values in the MSO Holding Account, your variable investment option and the unloaned portion of the guaranteed interest option (excluding any remaining Charge Reserve Amount), are insufficient to cover the amount of the loan, we will then deduct any remaining amount of the loan from the individual Segments then in effect on a proportionate basis, based on the current Segment Values of the Segments.

•

If your values in the MSO Holding Account, your variable investment options, the unloaned guaranteed interest option (excluding any remaining Charge Reserve Amount), and the Segment Values are still insufficient to cover the entire loan, the remaining amount of the loan will be allocated to the unloaned portion of our guaranteed interest option (including any remaining Charge Reserve Amount).

Loan interest is due on each policy anniversary. If the interest is not paid when due, it will be added to your outstanding loan and allocated as follows:.

•	We will first deduct as much of the loan interest as possible from the unloaned portion of the guaranteed interest option.

•	We will then take as much of the loan interest as possible proportionately from any value in the variable investment options and the MSO Holding Account.

•

If your values in the unloaned portion of the guaranteed interest option, variable investment options and the MSO Holding Account are insufficient to cover the loan interest, the remaining amount will be allocated to any Segments then in effect on a proportionate basis, based on the Current Segment Values of Such Segments.

Any portion of a loan or unpaid loan interest allocated to an individual Segment will cause a corresponding Segment Market Value Adjustment of the Segment Account.

The amount of any loan that we deduct from a Segment will be transferred to the loaned portion of our guaranteed interest option.

Paying off your loan.

You can repay all or part of your loan at any time while the insured person is alive and your policy is in force. If you allocate policy account value to the MSO, on each policy anniversary, and at any time you repay all of the policy loan, we will allocate the interest that has been credited to the loaned portion of the guaranteed interest option to the variable investment options, including the MSO Holding Account, and the unloaned portion of our guaranteed interest option in accordance with your premium allocation percentages on file with us.

All loan repayments will first reduce any portion of your outstanding loan, including any unpaid loan interest, which was deducted from any MSO Segment. Loan repayments will first be allocated to the guaranteed interest option until you have repaid any loaned amounts that were allocated to the guaranteed interest option. Any portion of an additional loan repayment allocated to the MSO Segment on the basis of the premium allocation percentages then in effect will be transferred from your value in the loaned portion of the guaranteed interest option to the MSO Holding Account.

Making withdrawals from your policy

Partial Withdrawal. A requested partial withdrawal from a Segment will not be permitted prior to the Segment Maturity Date. In accordance with your policy, including the Integrated Term Rider, you may make a partial withdrawal from your values in (a) the unloaned portion of the guaranteed interest option (excluding any remaining Charge Reserve Amount if a Segment is in effect); and (b) any variable investment option, (including the MSO Holding Account). However, if a Segment is in effect, the amount which would otherwise be available to you for a partial

3

withdrawal of net policy account value will be reduced by the sum of your Segment Values and any remaining Charge Reserve Amount. We will make the partial withdrawal on a proportionate basis from any value in the MSO Holding Account, your values in the variable investment options and the unloaned value in the guaranteed interest option (excluding any remaining Charge Reserve Amount).

Impact of MSO Election on Other Policy Riders and Services

If you elect to allocate any policy account value to the MSO, the following riders and services under your policy may be impacted.

Asset Rebalancing Service

If you are invested in MSO, you may also elect the Asset Rebalancing Service. However, any amounts allocated to the MSO will not be included in the rebalance transactions. The investment options available to your Asset Rebalancing Service do not include the MSO Holding Account or Segments.

Policy Continuation Rider

We will include all Segment Values in determining both your eligibility to go on Policy Continuation and your Policy Continuation Charge. If you elect to exercise the Policy Continuation Rider, if available with your policy, all Segments will be terminated subject to an Early Distribution Adjustment. You should carefully consider going on Policy Continuation if you have amounts invested in MSO, as you will forfeit any positive index performance and be subject to a market value adjustment with respect to these amounts.

More information about policy features and benefits

Your right to cancel within a certain number of days (For allocations to the MSO)

Please refer to Your Policy Prospectus for more information regarding your right to cancel your policy within a certain number of days and the Investment Start Date, which is the business day your investment first begins to earn a return for you. However, the Policy Prospectus provisions that address when amounts will be allocated to the investment options do not apply to amounts allocated to the MSO.

In states where the Company is required to return your premium without adjustment for investment performance within a certain number of days, we will initially put all amounts which you have allocated to the MSO into our EQ/Money Market investment option. On the later of the first business day following the end of the free look period and the business day the Delivery Receipt is received in our Administrative Office, we will reallocate those amounts to the MSO Holding Account where they will remain until the next available Segment Start Date, at which time such amounts will be transferred to a new Segment of the MSO subject to meeting the conditions described in the MSO Prospectus. Your financial professional can provide further information on what requirements may apply to your policy.

In all other states, any amounts allocated to the MSO will first be allocated to the MSO Holding Account where they will remain until the later of the first business day following the end of the free look period and the business day the Delivery Receipt is received in our Administrative Office. Thereafter, such amounts will be transferred to a new Segment of the MSO on the next available Segment Start Date, subject to meeting the conditions described in the MSO Prospectus.

More information about other matters

When we pay policy proceeds

Delay of Segment proceeds. We may not be able to obtain the value of the assets in the MSO Holding Account or Segment Accounts if (1) the New York Stock Exchange is closed for trading; (2) the Securities and Exchange Commission has determined that a state of emergency exists that may make determination and payment impractical; or (3) the Index Value is not published. During such times, we may defer the following payments from the Segments:

1.	Determination and payment of policy loans and partial withdrawals (except when used to pay premiums to us);

2.	Determination and payment of any death benefit in excess of the base policy face amount and the face amount of the Integrated Term Insurance Rider, if applicable.

3.	Determination and payment of Net Cash Surrender Value pursuant to cancellation or surrender of the base policy;

4.	Determination of the Segment values; and

5.	Any requested transfer.

AXA Equitable Life Insurance Company

1290 Avenue of the Americas

New York, NY 10104

Copyright 2019 AXA Equitable Life Insurance Company. All rights reserved.

COIL Institutional SeriesSM is issued by

and is a registered trademark of AXA Equitable Life Insurance Company.

4

COIL Institutional SeriesSM

An individual flexible premium variable life insurance policy issued by AXA Equitable Life Insurance Company with variable investment options offered under AXA Equitable’s Separate Account FP.

Statement of Additional Information dated

September 30, 2019

This Statement of Additional Information (“SAI“) is not a prospectus. It should be read in conjunction with the COIL Institutional SeriesSM prospectus, dated September 30, 2019. The prospectus provides detailed information concerning the policy and the variable investment options, as well as the guaranteed interest option, that fund the policy. Each variable investment option is a subaccount of AXA Equitable’s Separate Account FP. Separate Account FP’s predecessor was established on April 19, 1985 by our then wholly owned subsidiary, Equitable Variable Life Insurance Company. We established our Separate Account FP under New York Law on September 21, 1995. When Equitable Variable Life Insurance Company merged into AXA Equitable, as of January 1, 1997, our Separate Account FP succeeded to all the assets, liabilities and operations of its predecessor. The guaranteed interest option is part of AXA Equitable’s general account. Definitions of special terms used in the SAI are found in the prospectus.

A copy of the prospectus is available free of charge by writing the Administrative Office (AXA Equitable, P.O. Box 1420, Charlotte, North Carolina 28201-1420), by calling toll free, 1-800-947-3598, or by contacting your financial professional.

Table of Contents

Who is AXA Equitable?	2

Ways we pay policy proceeds	2

Distribution of the policies	2

Underwriting a policy	2

Insurance regulation that applies to AXA Equitable	2

Custodian	2

Independent registered public accounting firm	2

Financial statements	2

Copyright 2019 AXA Equitable Life Insurance Company, New York, New York 10104.

All rights reserved.

#737474

Who is AXA Equitable?

We are AXA Equitable Life Insurance Company (“AXA Equitable”) a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable Life Insurance Company is an indirect wholly owned subsidiary of AXA Equitable Holdings, Inc. No company other than AXA Equitable has any legal responsibility to pay amounts that AXA Equitable owes under the policies. AXA Equitable is solely responsible for paying all amounts owed to you under your policy.

Ways we pay policy proceeds

The payee for death benefit or other policy proceeds (e.g., upon surrenders) may name a successor to receive any amounts that we still owe following the payee’s death. Otherwise, we will pay any such amounts to the payee’s estate.

We must approve any payment arrangements that involve more than one payment option, or a payee who is not a natural person (for example, a corporation), or a payee who is a fiduciary. Also, the details of all payment arrangements will be subject to our rules at the time the arrangements are selected and take effect.

Distribution of the policies

AXA Advisors distributes these policies pursuant to a selling agreement, dated as of May 1, 1994, as amended, between AXA Advisors and AXA Equitable. For each of the years 2018, 2017 and 2016, AXA Advisors was paid an administrative services fee of $0, $0 and $0, respectively. AXA Equitable paid AXA Advisors as the distributors of certain policies, including these policies, and as the principal underwriter of several AXA Equitable separate accounts, including Separate Account FP, $525,064,725 in 2018, $521,468,953 in 2017 and $542,160,541 in 2016. Of these amounts, for each of these three years, AXA Advisors retained $242,921,348, $267,653,575 and $281,641,950, respectively.

Under a distribution agreement between AXA Distributors and AXA Equitable and certain of AXA Equitable’s separate accounts, including Separate Account FP, AXA Equitable paid AXA Distributors, (or EDI, as applicable) as the distributor of certain policies, including these policies, and as the principal underwriter of several AXA Equitable separate accounts, including Separate Account FP, $466,293,494 in 2018, $480,771,028 in 2017 and $507,645,857 in 2016. Of these amounts, for each of these three years, AXA Distributors (or EDI, as applicable) retained $0, $0 and $7,262,699, respectively.

Underwriting a policy

The underwriting of a policy determines: (1) whether the policy application will be approved or disapproved; and (2) into what premium class the insured should be placed. Risk factors that are considered for these determinations are: (i) the insured’s age; (ii) whether the insured uses tobacco or not; and (iii) the admitted medical history of the insured. Many other factors make up the overall evaluation of an individual’s assessment for insurance, but all of these items are determined through the questions asked during the application process.

We base guaranteed cost of insurance rates under the policy on the 2017 Commissioner’s Standard Ordinary Mortality Tables.

Insurance regulation that applies to AXA Equitable

We are regulated and supervised by the New York State Department of Financial Services. In addition, we are subject to the insurance laws and regulations in every state where we sell policies. We submit annual reports on our operations and finances to insurance officials in all of these states. The officials are responsible for reviewing our reports to see that we are financially sound. Such regulation, however, does not guarantee or provide absolute assurance of our soundness.

Custodian

AXA Equitable is the custodian for shares of the Trusts owned by Separate Account FP. AXA Equitable’s principal offices are located at 1290 Avenue of the Americas, New York, NY 10104.

Independent registered public accounting firm

The financial statements of the Separate Account as of December 31, 2018 and for each of the two years in the period ended December 31, 2018, and the consolidated financial statements and financial statement schedules of AXA Equitable as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018 included in this SAI have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PricewaterhouseCoopers LLP provides independent audit services and certain other non-audit services to AXA Equitable as permitted by the applicable SEC independence rules, and as disclosed in AXA Equitable’s Form 10-K. PricewaterhouseCoopers LLP’s address is 300 Madison Avenue, New York, New York 10017.

Financial statements

The consolidated financial statements of AXA Equitable included herein should be considered only as bearing upon the ability of AXA Equitable to meet its obligations under the policies.

2

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm...............   FSA-2
Financial Statements:
   Statements of Assets and Liabilities, December 31, 2018............   FSA-4
   Statements of Operations for the Year or Period Ended December 31,
     2018.............................................................  FSA-40
   Statements of Changes in Net Assets for the Years or Periods Ended
     December 31, 2018 and 2017.......................................  FSA-59
   Notes to Financial Statements...................................... FSA-103

AXA EQUITABLE LIFE INSURANCE COMPANY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

Report of Independent Registered Public Accounting Firm...............     F-1
Consolidated Financial Statements:
   Consolidated Balance Sheets as of December 31, 2018 and 2017.......     F-2
   Consolidated Statements of Income (Loss), for the Years Ended
     December 31, 2018, 2017 and 2016.................................     F-4
   Consolidated Statements of Comprehensive Income (Loss), for the
     Years Ended December 31, 2018, 2017 and 2016.....................     F-5
   Consolidated Statements of Equity, for the Years Ended
     December 31, 2018, 2017 and 2016.................................     F-6
   Consolidated Statements of Cash Flows, for the Years Ended

                                 FSA-1  #673845

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of AXA Equitable Life Insurance Company
and the Contractowners of Separate Account FP of AXA Equitable Life Insurance
Company

OPINIONS ON THE FINANCIAL STATEMENTS

We have audited the accompanying statements of assets and liabilities of each of the subaccounts of Separate Account FP of AXA Equitable Life Insurance
Company indicated in the table below as of December 31, 2018, and the related statements of operations and of changes in net assets for each of the periods indicated in the table below, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the subaccounts in Separate Account FP of AXA Equitable Life Insurance
Company as of December 31, 2018, and the results of each of their operations and the changes in each of their net assets for the periods indicated in the table below, in conformity with accounting principles generally accepted in the
United States of America.

 1290 VT CONVERTIBLE SECURITIES/(1)/    EQ/BLACKROCK BASIC VALUE EQUITY/(1)/
 1290 VT DOUBLELINE DYNAMIC             EQ/CAPITAL GUARDIAN RESEARCH/(1)/
 ALLOCATION/(1)/
 1290 VT DOUBLELINE OPPORTUNISTIC       EQ/COMMON STOCK INDEX/(1)/
 BOND/(3)/
 1290 VT EQUITY INCOME/(1)/             EQ/CORE BOND INDEX/(1)/
 1290 VT GAMCO MERGERS &                EQ/EQUITY 500 INDEX/(1)/
 ACQUISITIONS/(1)/
 1290 VT GAMCO SMALL COMPANY VALUE/(1)/ EQ/FIDELITY INSTITUTIONAL AM/SM/
                                        LARGE CAP/(2)/
 1290 VT SMARTBETA EQUITY/(1)/          EQ/FRANKLIN RISING DIVIDENDS/(2)/
 1290 VT SOCIALLY RESPONSIBLE/(1)/      EQ/FRANKLIN STRATEGIC INCOME/(2)/
 ALL ASSET GROWTH-ALT 20/(1)/           EQ/GLOBAL BOND PLUS/(1)/
 AMERICAN FUNDS INSURANCE SERIES(R)     EQ/GOLDMAN SACHS MID CAP VALUE/(2)/
 GLOBAL SMALL
 CAPITALIZATION FUND/SM(1)/             EQ/INTERMEDIATE GOVERNMENT BOND/(1)/
 AMERICAN FUNDS INSURANCE SERIES(R)
 NEW WORLD FUND(R)/(1)/                 EQ/INTERNATIONAL EQUITY INDEX/(1)/
 AXA 400 MANAGED VOLATILITY/(1)/        EQ/INVESCO COMSTOCK/(1)/
 AXA 500 MANAGED VOLATILITY/(1)/        EQ/INVESCO GLOBAL REAL ESTATE/(2)/
 AXA 2000 MANAGED VOLATILITY/(1)/       EQ/INVESCO INTERNATIONAL GROWTH/(2)/
 AXA AGGRESSIVE ALLOCATION/(1)/         EQ/IVY ENERGY/(2)/
 AXA BALANCED STRATEGY/(1)/             EQ/IVY MID CAP GROWTH/(2)/
 AXA CONSERVATIVE ALLOCATION/(1)/       EQ/IVY SCIENCE AND TECHNOLOGY/(2)/
 AXA CONSERVATIVE GROWTH STRATEGY/(1)/  EQ/JPMORGAN VALUE OPPORTUNITIES/(1)/
 AXA CONSERVATIVE STRATEGY/(1)/         EQ/LARGE CAP GROWTH INDEX/(1)/
 AXA CONSERVATIVE-PLUS ALLOCATION/(1)/  EQ/LARGE CAP VALUE INDEX/(1)/
 AXA GLOBAL EQUITY MANAGED
 VOLATILITY/(1)/                        EQ/LAZARD EMERGING MARKETS EQUITY/(2)/
 AXA GROWTH STRATEGY/(1)/               EQ/MFS INTERNATIONAL GROWTH/(1)/
 AXA INTERNATIONAL CORE MANAGED
 VOLATILITY/(1)/                        EQ/MFS INTERNATIONAL VALUE/(2)/
 AXA INTERNATIONAL MANAGED
 VOLATILITY/(1)/                        EQ/MFS UTILITIES SERIES/(2)/
 AXA INTERNATIONAL VALUE MANAGED
 VOLATILITY/(1)/                        EQ/MID CAP INDEX/(1)/
 AXA LARGE CAP CORE MANAGED
 VOLATILITY/(1)/                        EQ/MONEY MARKET/(1)/
 AXA LARGE CAP GROWTH MANAGED
 VOLATILITY/(1)/                        EQ/PIMCO REAL RETURN/(2)/
 AXA LARGE CAP VALUE MANAGED
 VOLATILITY/(1)/                        EQ/PIMCO TOTAL RETURN/(2)/
 AXA MID CAP VALUE MANAGED
 VOLATILITY/(1)/                        EQ/PIMCO ULTRA SHORT BOND/(1)/
 AXA MODERATE ALLOCATION/(1)/           EQ/QUALITY BOND PLUS/(1)/
 AXA MODERATE GROWTH STRATEGY/(1)/      EQ/SMALL COMPANY INDEX/(1)/
 AXA MODERATE-PLUS ALLOCATION/(1)/      EQ/T. ROWE PRICE GROWTH STOCK/(1)/
 AXA/AB SMALL CAP GROWTH/(1)/           EQ/T. ROWE PRICE HEALTH SCIENCES/(2)/
 AXA/CLEARBRIDGE LARGE CAP GROWTH/(1)/  EQ/UBS GROWTH & INCOME/(1)/
 AXA/JANUS ENTERPRISE/(1)/              FIDELITY(R) VIP ASSET MANAGER: GROWTH
                                        PORTFOLIO/(1)/
 AXA/LOOMIS SAYLES GROWTH/(1)/          FIDELITY(R) VIP EQUITY-INCOME
                                        PORTFOLIO/(1)/
 BLACKROCK GLOBAL ALLOCATION V.I.       FIDELITY(R) VIP GOVERNMENT MONEY
 FUND/(1)/                              MARKET PORTFOLIO/(1)/
 CHARTER/SM/ MULTI-SECTOR BOND/(1)/     FIDELITY(R) VIP GROWTH & INCOME
                                        PORTFOLIO/(1)/
 CHARTER/SM/ SMALL CAP GROWTH/(1)/      FIDELITY(R) VIP HIGH INCOME
                                        PORTFOLIO/(1)/
 CHARTER/SM/ SMALL CAP VALUE/(1)/       FIDELITY(R) VIP INVESTMENT GRADE BOND
                                        PORTFOLIO/(1)/
 CLEARBRIDGE VARIABLE MID CAP           FIDELITY(R) VIP MID CAP PORTFOLIO/(1)/
 PORTFOLIO/(1)/
 EQ/AMERICAN CENTURY MID CAP VALUE/(2)/ FIDELITY(R) VIP VALUE PORTFOLIO/(1)/

                                     FSA-2

 FIDELITY(R) VIP VALUE STRATEGIES       MULTIMANAGER TECHNOLOGY/(1)/
 PORTFOLIO/(1)/
 FRANKLIN MUTUAL SHARES VIP FUND/(1)/   NATURAL RESOURCES PORTFOLIO/(1)/
 FRANKLIN SMALL CAP VALUE VIP FUND/(1)/ PIMCO COMMODITYREALRETURN(R) STRATEGY
                                        PORTFOLIO/(1)/
 INVESCO V.I. DIVERSIFIED DIVIDEND      T. ROWE PRICE EQUITY INCOME
 FUND/(1)/                              PORTFOLIO/(1)/
 INVESCO V.I. MID CAP CORE EQUITY       TARGET 2015 ALLOCATION/(1)/
 FUND/(1)/
 INVESCO V.I. SMALL CAP EQUITY          TARGET 2025 ALLOCATION/(1)/
 FUND/(1)/
 IVY VIP GLOBAL EQUITY INCOME/(1)/      TARGET 2035 ALLOCATION/(1)/
 IVY VIP HIGH INCOME/(1)/               TARGET 2045 ALLOCATION/(1)/
 IVY VIP SMALL CAP GROWTH/(1)/          TARGET 2055 ALLOCATION/(1)/
                                        TEMPLETON DEVELOPING MARKETS VIP
 MFS(R) INVESTORS TRUST SERIES/(1)/     FUND/(1)/
 MFS(R) MASSACHUSETTS INVESTORS GROWTH  TEMPLETON GLOBAL BOND VIP FUND/(1)/
 STOCK PORTFOLIO/(1)/
 MULTIMANAGER AGGRESSIVE EQUITY/(1)/    TEMPLETON GROWTH VIP FUND/(1)/
                                        VANECK VIP GLOBAL HARD ASSETS
 MULTIMANAGER CORE BOND/(1)/            FUND/(1)/
                                        VANGUARD VARIABLE INSURANCE FUND --
 MULTIMANAGER MID CAP GROWTH/(1)/       EQUITY INDEX PORTFOLIO/(1)/
 MULTIMANAGER MID CAP VALUE/(1)/
                     (1)Statements of operations for the
                        year ended December 31, 2018 and
                        statements of changes in net
                        assets for each of the two years
                        in the period ended December 31,
                        2018.
                     (2)Statements of operations and of
                        changes in net assets for the
                        period October 22, 2018
                        (commencement of operations)
                        through December 31, 2018.
                     (3)Statements of operations for the
                        year ended December 31, 2018 and
                        statements of changes in net
                        assets for the year ended
                        December 31, 2018 and the period
                        May 19, 2017 (commencement of
                        operations) through December 31,
                        2017.

BASIS FOR OPINIONS

These financial statements are the responsibility of AXA Equitable Life
Insurance Company management. Our responsibility is to express an opinion on the financial statements of each of the subaccounts in Separate Account FP of
AXA Equitable Life Insurance Company based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board
(United States) (PCAOB) and are required to be independent with respect to each of the subaccounts in Separate Account FP of AXA Equitable Life Insurance
Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2018 by correspondence with the transfer agents of the investee mutual funds or the investee mutual funds directly. We believe that our audits provide a reasonable basis for our opinions.

/s/ PricewaterhouseCoopers LLP
New York, New York
April 15, 2019

We have served as the auditor of one or more of the subaccounts in Separate
Account FP of AXA Equitable Life Insurance Company since 1993.

                                     FSA-3

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 2018

                                                                           1290 VT      1290 VT                   1290 VT
                                                               1290 VT   DOUBLELINE   DOUBLELINE     1290 VT       GAMCO
                                                             CONVERTIBLE   DYNAMIC   OPPORTUNISTIC   EQUITY      MERGERS &
                                                             SECURITIES* ALLOCATION*     BOND*       INCOME*   ACQUISITIONS*
                                                             ----------- ----------- ------------- ----------- -------------
ASSETS:
Investments in shares of the Portfolios, at fair value...... $1,204,221  $10,754,358   $606,762    $19,286,327  $15,090,075
Receivable for shares of the Portfolios sold................         19           28          4             --       61,315
Receivable for policy-related transactions..................         --           --         --         10,247           --
                                                             ----------  -----------   --------    -----------  -----------
   Total assets.............................................  1,204,240   10,754,386    606,766     19,296,574   15,151,390
                                                             ----------  -----------   --------    -----------  -----------

LIABILITIES:
Payable for shares of the Portfolios purchased..............         --           --         --         10,261           --
Payable for policy-related transactions.....................         16           19          2             --       61,317
                                                             ----------  -----------   --------    -----------  -----------
   Total liabilities........................................         16           19          2         10,261       61,317
                                                             ----------  -----------   --------    -----------  -----------
NET ASSETS.................................................. $1,204,224  $10,754,367   $606,764    $19,286,313  $15,090,073
                                                             ==========  ===========   ========    ===========  ===========

NET ASSETS:
Accumulation unit values.................................... $1,204,224  $10,754,367   $606,764    $19,285,513  $15,089,316
Retained by AXA Equitable in Separate Account FP............         --           --         --            800          757
                                                             ----------  -----------   --------    -----------  -----------
TOTAL NET ASSETS............................................ $1,204,224  $10,754,367   $606,764    $19,286,313  $15,090,073
                                                             ==========  ===========   ========    ===========  ===========

Investments in shares of the Portfolios, at cost............ $1,355,418  $11,256,372   $623,632    $28,317,391  $16,528,990

                                                                1290 VT
                                                              GAMCO SMALL
                                                             COMPANY VALUE*
                                                             --------------
ASSETS:
Investments in shares of the Portfolios, at fair value......  $162,891,475
Receivable for shares of the Portfolios sold................            --
Receivable for policy-related transactions..................        45,919
                                                              ------------
   Total assets.............................................   162,937,394
                                                              ------------

LIABILITIES:
Payable for shares of the Portfolios purchased..............        45,324
Payable for policy-related transactions.....................            --
                                                              ------------
   Total liabilities........................................        45,324
                                                              ------------
NET ASSETS..................................................  $162,892,070
                                                              ============

NET ASSETS:
Accumulation unit values....................................  $162,891,215
Retained by AXA Equitable in Separate Account FP............           855
                                                              ------------
TOTAL NET ASSETS............................................  $162,892,070
                                                              ============

Investments in shares of the Portfolios, at cost............  $169,324,722
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                     FSA-4

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2018

                                                                                                     AMERICAN FUNDS
                                                                                                       INSURANCE
                                                                                                    SERIES(R) GLOBAL
                                                              1290 VT     1290 VT                        SMALL
                                                             SMARTBETA    SOCIALLY     ALL ASSET     CAPITALIZATION
                                                              EQUITY*   RESPONSIBLE* GROWTH-ALT 20*     FUND/SM/
                                                             ---------- ------------ -------------- ----------------
ASSETS:
Investments in shares of the Portfolios, at fair value...... $1,272,599  $2,801,064   $29,859,033      $8,267,438
Receivable for shares of the Portfolios sold................         11          --         2,560              --
Receivable for policy-related transactions..................         --      11,996         4,376             277
                                                             ----------  ----------   -----------      ----------
   Total assets.............................................  1,272,610   2,813,060    29,865,969       8,267,715
                                                             ----------  ----------   -----------      ----------

LIABILITIES:
Payable for shares of the Portfolios purchased..............         --      11,996            --             278
Payable for policy-related transactions.....................          8          --            --              --
                                                             ----------  ----------   -----------      ----------
   Total liabilities........................................          8      11,996            --             278
                                                             ----------  ----------   -----------      ----------
NET ASSETS.................................................. $1,272,602  $2,801,064   $29,865,969      $8,267,437
                                                             ==========  ==========   ===========      ==========

NET ASSETS:
Accumulation unit values.................................... $1,272,602  $2,636,981   $29,858,581      $8,267,201
Retained by AXA Equitable in Separate Account FP............         --     164,083         7,388             236
                                                             ----------  ----------   -----------      ----------
TOTAL NET ASSETS............................................ $1,272,602  $2,801,064   $29,865,969      $8,267,437
                                                             ==========  ==========   ===========      ==========

Investments in shares of the Portfolios, at cost............ $1,399,627  $2,961,203   $31,570,121      $8,926,526

                                                               AMERICAN
                                                                 FUNDS
                                                               INSURANCE     AXA 400
                                                             SERIES(R) NEW   MANAGED
                                                             WORLD FUND(R) VOLATILITY*
                                                             ------------- -----------
ASSETS:
Investments in shares of the Portfolios, at fair value......  $19,112,159  $4,405,240
Receivable for shares of the Portfolios sold................           --          --
Receivable for policy-related transactions..................       44,611       1,038
                                                              -----------  ----------
   Total assets.............................................   19,156,770   4,406,278
                                                              -----------  ----------

LIABILITIES:
Payable for shares of the Portfolios purchased..............       43,662         997
Payable for policy-related transactions.....................           --          --
                                                              -----------  ----------
   Total liabilities........................................       43,662         997
                                                              -----------  ----------
NET ASSETS..................................................  $19,113,108  $4,405,281
                                                              ===========  ==========

NET ASSETS:
Accumulation unit values....................................  $19,113,108  $4,405,281
Retained by AXA Equitable in Separate Account FP............           --          --
                                                              -----------  ----------
TOTAL NET ASSETS............................................  $19,113,108  $4,405,281
                                                              ===========  ==========

Investments in shares of the Portfolios, at cost............  $20,591,683  $5,203,143
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                     FSA-5

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2018

                                                               AXA 500    AXA 2000       AXA          AXA         AXA
                                                               MANAGED     MANAGED   AGGRESSIVE    BALANCED   CONSERVATIVE
                                                             VOLATILITY* VOLATILITY* ALLOCATION*   STRATEGY*  ALLOCATION*
                                                             ----------- ----------- ------------ ----------- ------------
ASSETS:
Investments in shares of the Portfolios, at fair value...... $10,224,920 $4,136,561  $135,970,073 $38,375,203 $27,196,469
Receivable for shares of the Portfolios sold................          --         --            --          --      62,943
Receivable for policy-related transactions..................       2,188      1,346         7,096       2,629          --
                                                             ----------- ----------  ------------ ----------- -----------
   Total assets.............................................  10,227,108  4,137,907   135,977,169  38,377,832  27,259,412
                                                             ----------- ----------  ------------ ----------- -----------

LIABILITIES:
Payable for shares of the Portfolios purchased..............       2,131      1,321         7,096       2,629          --
Payable for policy-related transactions.....................          --         --            --          --      62,943
                                                             ----------- ----------  ------------ ----------- -----------
   Total liabilities........................................       2,131      1,321         7,096       2,629      62,943
                                                             ----------- ----------  ------------ ----------- -----------
NET ASSETS.................................................. $10,224,977 $4,136,586  $135,970,073 $38,375,203 $27,196,469
                                                             =========== ==========  ============ =========== ===========

NET ASSETS:
Accumulation unit values.................................... $10,224,977 $4,136,586  $135,912,188 $38,340,399 $27,193,590
Retained by AXA Equitable in Separate Account FP............          --         --        57.885      34,804       2,879
                                                             ----------- ----------  ------------ ----------- -----------
TOTAL NET ASSETS............................................ $10,224,977 $4,136,586  $135,970,073 $38,375,203 $27,196,469
                                                             =========== ==========  ============ =========== ===========

Investments in shares of the Portfolios, at cost............ $10,170,394 $4,735,803  $145,357,750 $38,565,642 $29,051,705
                                                                 AXA
                                                             CONSERVATIVE
                                                                GROWTH
                                                              STRATEGY*
                                                             ------------
ASSETS:
Investments in shares of the Portfolios, at fair value......  $7,082,064
Receivable for shares of the Portfolios sold................          --
Receivable for policy-related transactions..................          23
                                                              ----------
   Total assets.............................................   7,082,087
                                                              ----------

LIABILITIES:
Payable for shares of the Portfolios purchased..............          23
Payable for policy-related transactions.....................          --
                                                              ----------
   Total liabilities........................................          23
                                                              ----------
NET ASSETS..................................................  $7,082,064
                                                              ==========

NET ASSETS:
Accumulation unit values....................................  $7,082,059
Retained by AXA Equitable in Separate Account FP............           5
                                                              ----------
TOTAL NET ASSETS............................................  $7,082,064
                                                              ==========

Investments in shares of the Portfolios, at cost............  $7,113,610
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                     FSA-6

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2018

                                                                               AXA                                      AXA
                                                                 AXA      CONSERVATIVE-   AXA GLOBAL       AXA     INTERNATIONAL
                                                             CONSERVATIVE     PLUS      EQUITY MANAGED   GROWTH    CORE MANAGED
                                                              STRATEGY*    ALLOCATION*   VOLATILITY*    STRATEGY*   VOLATILITY*
                                                             ------------ ------------- -------------- ----------- -------------
ASSETS:
Investments in shares of the Portfolios, at fair value......  $2,968,614   $29,777,949   $120,128,671  $58,504,234  $51,292,032
Receivable for shares of the Portfolios sold................         412            --             --           --       36,524
Receivable for policy-related transactions..................          --         4,051          6,799       50,086           --
                                                              ----------   -----------   ------------  -----------  -----------
   Total assets.............................................   2,969,026    29,782,000    120,135,470   58,554,320   51,328,556
                                                              ----------   -----------   ------------  -----------  -----------

LIABILITIES:
Payable for shares of the Portfolios purchased..............          --        39,707          6,810       50,086           --
Payable for policy-related transactions.....................         412            --             --           --       36,649
                                                              ----------   -----------   ------------  -----------  -----------
   Total liabilities........................................         412        39,707          6,810       50,086       36,649
                                                              ----------   -----------   ------------  -----------  -----------
NET ASSETS..................................................  $2,968,614   $29,742,293   $120,128,660  $58,504,234  $51,291,907
                                                              ==========   ===========   ============  ===========  ===========

NET ASSETS:
Accumulation unit values....................................  $2,968,614   $29,662,597   $120,081,031  $58,504,221  $51,221,536
Retained by AXA Equitable in Separate Account FP............          --        79,696         47,629           13       70,371
                                                              ----------   -----------   ------------  -----------  -----------
TOTAL NET ASSETS............................................  $2,968,614   $29,742,293   $120,128,660  $58,504,234  $51,291,907
                                                              ==========   ===========   ============  ===========  ===========

Investments in shares of the Portfolios, at cost............  $3,058,866   $32,222,508   $104,477,256  $56,283,009  $51,692,566
                                                                  AXA
                                                             INTERNATIONAL
                                                                MANAGED
                                                              VOLATILITY*
                                                             -------------
ASSETS:
Investments in shares of the Portfolios, at fair value......  $3,515,456
Receivable for shares of the Portfolios sold................          --
Receivable for policy-related transactions..................         164
                                                              ----------
   Total assets.............................................   3,515,620
                                                              ----------

LIABILITIES:
Payable for shares of the Portfolios purchased..............         159
Payable for policy-related transactions.....................          --
                                                              ----------
   Total liabilities........................................         159
                                                              ----------
NET ASSETS..................................................  $3,515,461
                                                              ==========

NET ASSETS:
Accumulation unit values....................................  $3,515,461
Retained by AXA Equitable in Separate Account FP............          --
                                                              ----------
TOTAL NET ASSETS............................................  $3,515,461
                                                              ==========

Investments in shares of the Portfolios, at cost............  $3,783,719
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                     FSA-7

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2018

                                                                  AXA
                                                             INTERNATIONAL AXA LARGE CAP AXA LARGE CAP  AXA LARGE CAP
                                                             VALUE MANAGED CORE MANAGED  GROWTH MANAGED VALUE MANAGED
                                                              VOLATILITY*   VOLATILITY*   VOLATILITY*    VOLATILITY*
                                                             ------------- ------------- -------------- -------------
ASSETS:
Investments in shares of the Portfolios, at fair value......  $66,956,565   $27,761,351   $243,752,948  $343,916,122
Receivable for shares of the Portfolios sold................      194,166         8,604        106,987            --
Receivable for policy-related transactions..................           --            --             --            --
                                                              -----------   -----------   ------------  ------------
   Total assets.............................................   67,150,731    27,769,955    243,859,935   343,916,122
                                                              -----------   -----------   ------------  ------------

LIABILITIES:
Payable for shares of the Portfolios purchased..............           --            --             --         1,421
Payable for policy-related transactions.....................      194,254         8,789        107,354         6,125
                                                              -----------   -----------   ------------  ------------
   Total liabilities........................................      194,254         8,789        107,354         7,546
                                                              -----------   -----------   ------------  ------------
NET ASSETS..................................................  $66,956,477   $27,761,166   $243,752,581  $343,908,576
                                                              ===========   ===========   ============  ============

NET ASSETS:
Accumulation unit values....................................  $66,934,190   $27,717,126   $243,596,271  $343,556,995
Accumulation nonunitized....................................           --            --             --       218,684
Retained by AXA Equitable in Separate Account FP............       22,287        44,040        156,310       132,897
                                                              -----------   -----------   ------------  ------------
TOTAL NET ASSETS............................................  $66,956,477   $27,761,166   $243,752,581  $343,908,576
                                                              ===========   ===========   ============  ============

Investments in shares of the Portfolios, at cost............  $69,299,707   $25,191,142   $178,554,968  $275,592,613

                                                              AXA MID CAP
                                                             VALUE MANAGED AXA MODERATE
                                                              VOLATILITY*  ALLOCATION*
                                                             ------------- ------------
ASSETS:
Investments in shares of the Portfolios, at fair value...... $171,153,729  $803,396,725
Receivable for shares of the Portfolios sold................           --       479,394
Receivable for policy-related transactions..................        4,982            --
                                                             ------------  ------------
   Total assets.............................................  171,158,711   803,876,119
                                                             ------------  ------------

LIABILITIES:
Payable for shares of the Portfolios purchased..............        5,790            --
Payable for policy-related transactions.....................           --     1,449,160
                                                             ------------  ------------
   Total liabilities........................................        5,790     1,449,160
                                                             ------------  ------------
NET ASSETS.................................................. $171,152,921  $802,426,959
                                                             ============  ============

NET ASSETS:
Accumulation unit values.................................... $171,111,512  $799,703,084
Accumulation nonunitized....................................           --     2,568,229
Retained by AXA Equitable in Separate Account FP............       41,409       155,646
                                                             ------------  ------------
TOTAL NET ASSETS............................................ $171,152,921  $802,426,959
                                                             ============  ============

Investments in shares of the Portfolios, at cost............ $137,142,391  $856,446,772
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                     FSA-8

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2018

                                                                                                        AXA/
                                                             AXA MODERATE AXA MODERATE-              CLEARBRIDGE
                                                                GROWTH        PLUS      AXA/AB SMALL  LARGE CAP   AXA/JANUS
                                                              STRATEGY*    ALLOCATION*  CAP GROWTH*    GROWTH*   ENTERPRISE*
                                                             ------------ ------------- ------------ ----------- -----------
ASSETS:
Investments in shares of the Portfolios, at fair value...... $106,743,471 $392,177,617  $186,463,102 $76,684,466 $41,614,072
Receivable for shares of the Portfolios sold................           --           --       140,609     285,796      64,769
Receivable for policy-related transactions..................        4,501      301,098            --          --          --
                                                             ------------ ------------  ------------ ----------- -----------
   Total assets.............................................  106,747,972  392,478,715   186,603,711  76,970,262  41,678,841
                                                             ------------ ------------  ------------ ----------- -----------

LIABILITIES:
Payable for shares of the Portfolios purchased..............        4,489      300,966            --          --          --
Payable for policy-related transactions.....................           --           --       140,670     285,811      64,786
                                                             ------------ ------------  ------------ ----------- -----------
   Total liabilities........................................        4,489      300,966       140,670     285,811      64,786
                                                             ------------ ------------  ------------ ----------- -----------
NET ASSETS.................................................. $106,743,483 $392,177,749  $186,463,041 $76,684,451 $41,614,055
                                                             ============ ============  ============ =========== ===========

NET ASSETS:
Accumulation unit values.................................... $106,743,483 $392,148,528  $186,423,005 $76,622,908 $41,613,198
Retained by AXA Equitable in Separate Account FP............           --       29,221        40,036      61,543         857
                                                             ------------ ------------  ------------ ----------- -----------
TOTAL NET ASSETS............................................ $106,743,483 $392,177,749  $186,463,041 $76,684,451 $41,614,055
                                                             ============ ============  ============ =========== ===========

Investments in shares of the Portfolios, at cost............ $103,054,942 $421,436,546  $209,272,493 $82,891,129 $45,005,881

                                                             AXA/LOOMIS
                                                               SAYLES
                                                              GROWTH*
                                                             -----------
ASSETS:
Investments in shares of the Portfolios, at fair value...... $39,626,380
Receivable for shares of the Portfolios sold................     174,064
Receivable for policy-related transactions..................          --
                                                             -----------
   Total assets.............................................  39,800,444
                                                             -----------

LIABILITIES:
Payable for shares of the Portfolios purchased..............          --
Payable for policy-related transactions.....................     174,085
                                                             -----------
   Total liabilities........................................     174,085
                                                             -----------
NET ASSETS.................................................. $39,626,359
                                                             ===========

NET ASSETS:
Accumulation unit values.................................... $39,624,999
Retained by AXA Equitable in Separate Account FP............       1,360
                                                             -----------
TOTAL NET ASSETS............................................ $39,626,359
                                                             ===========

Investments in shares of the Portfolios, at cost............ $38,585,633
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                     FSA-9

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2018

                                                                BLACKROCK
                                                                 GLOBAL      CHARTER/SM/  CHARTER/SM/ CHARTER/SM/  CLEARBRIDGE
                                                             ALLOCATION V.I. MULTI-SECTOR SMALL CAP   SMALL CAP   VARIABLE MID
                                                                  FUND          BOND*      GROWTH*      VALUE*    CAP PORTFOLIO
                                                             --------------- ------------ ----------- ----------- -------------
ASSETS:
Investments in shares of the Portfolios, at fair value......   $5,436,712    $68,050,855  $12,513,905 $24,463,483   $617,285
Receivable for shares of the Portfolios sold................      341,752         34,931        3,276          --         --
Receivable for policy-related transactions..................           --             --           --       6,943      7,424
                                                               ----------    -----------  ----------- -----------   --------
   Total assets.............................................    5,778,464     68,085,786   12,517,181  24,470,426    624,709
                                                               ----------    -----------  ----------- -----------   --------

LIABILITIES:
Payable for shares of the Portfolios purchased..............           --             --           --       7,588      6,892
Payable for policy-related transactions.....................      341,752         76,375        3,275          --         --
                                                               ----------    -----------  ----------- -----------   --------
   Total liabilities........................................      341,752         76,375        3,275       7,588      6,892
                                                               ----------    -----------  ----------- -----------   --------
NET ASSETS..................................................   $5,436,712    $68,009,411  $12,513,906 $24,462,838   $617,817
                                                               ==========    ===========  =========== ===========   ========

NET ASSETS:
Accumulation unit values....................................   $5,433,945    $67,500,179  $12,512,038 $24,397,651   $617,817
Accumulation nonunitized....................................           --        456,132           --          --         --
Retained by AXA Equitable in Separate Account FP............        2,767         53,100        1,868      65,187         --
                                                               ----------    -----------  ----------- -----------   --------
TOTAL NET ASSETS............................................   $5,436,712    $68,009,411  $12,513,906 $24,462,838   $617,817
                                                               ==========    ===========  =========== ===========   ========

Investments in shares of the Portfolios, at cost............   $5,914,474    $77,505,553  $12,661,900 $20,266,042   $715,294

                                                             EQ/AMERICAN
                                                             CENTURY MID
                                                             CAP VALUE*
                                                             -----------
ASSETS:
Investments in shares of the Portfolios, at fair value...... $48,114,990
Receivable for shares of the Portfolios sold................     186,640
Receivable for policy-related transactions..................          --
                                                             -----------
   Total assets.............................................  48,301,630
                                                             -----------

LIABILITIES:
Payable for shares of the Portfolios purchased..............          --
Payable for policy-related transactions.....................     189,424
                                                             -----------
   Total liabilities........................................     189,424
                                                             -----------
NET ASSETS.................................................. $48,112,206
                                                             ===========

NET ASSETS:
Accumulation unit values.................................... $48,110,561
Accumulation nonunitized....................................          --
Retained by AXA Equitable in Separate Account FP............       1,645
                                                             -----------
TOTAL NET ASSETS............................................ $48,112,206
                                                             ===========

Investments in shares of the Portfolios, at cost............ $53,974,547
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-10

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2018

                                                             EQ/BLACKROCK  EQ/CAPITAL
                                                             BASIC VALUE    GUARDIAN     EQ/COMMON    EQ/CORE BOND EQ/EQUITY 500
                                                               EQUITY*     RESEARCH*    STOCK INDEX*     INDEX*       INDEX*
                                                             ------------ ------------ -------------- ------------ -------------
ASSETS:
Investments in shares of the Portfolios, at fair value...... $183,322,625 $112,258,595 $1,485,794,702 $49,589,275  $802,858,916
Receivable for shares of the Portfolios sold................      183,839       97,290         11,799      60,435     2,790,968
                                                             ------------ ------------ -------------- -----------  ------------
   Total assets.............................................  183,506,464  112,355,885  1,485,806,501  49,649,710   805,649,884
                                                             ------------ ------------ -------------- -----------  ------------

LIABILITIES:
Payable for policy-related transactions.....................      184,547       97,625        184,226      60,328     3,031,071
                                                             ------------ ------------ -------------- -----------  ------------
   Total liabilities........................................      184,547       97,625        184,226      60,328     3,031,071
                                                             ------------ ------------ -------------- -----------  ------------
NET ASSETS.................................................. $183,321,917 $112,258,260 $1,485,622,275 $49,589,382  $802,618,813
                                                             ============ ============ ============== ===========  ============

NET ASSETS:
Accumulation unit values.................................... $183,243,930 $112,084,507 $1,481,506,448 $49,571,977  $802,250,312
Accumulation nonunitized....................................           --           --      3,631,059          --       334,777
Retained by AXA Equitable in Separate Account FP............       77,987      173,753        484,768      17,405        33,724
                                                             ------------ ------------ -------------- -----------  ------------
TOTAL NET ASSETS............................................ $183,321,917 $112,258,260 $1,485,622,275 $49,589,382  $802,618,813
                                                             ============ ============ ============== ===========  ============

Investments in shares of the Portfolios, at cost............ $156,473,871 $ 89,611,072 $1,047,182,530 $50,957,446  $617,308,124
                                                               EQ/FIDELITY
                                                              INSTITUTIONAL
                                                             AM/SM/ LARGE CAP*
                                                             ---------------
ASSETS:
Investments in shares of the Portfolios, at fair value......  $ 93,729,045
Receivable for shares of the Portfolios sold................         8,167
                                                              ------------
   Total assets.............................................    93,737,212
                                                              ------------

LIABILITIES:
Payable for policy-related transactions.....................         8,877
                                                              ------------
   Total liabilities........................................         8,877
                                                              ------------
NET ASSETS..................................................  $ 93,728,335
                                                              ============

NET ASSETS:
Accumulation unit values....................................  $ 93,722,862
Accumulation nonunitized....................................            --
Retained by AXA Equitable in Separate Account FP............         5,473
                                                              ------------
TOTAL NET ASSETS............................................  $ 93,728,335
                                                              ============

Investments in shares of the Portfolios, at cost............  $105,758,670
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-11

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2018

                                                                                                                         EQ/
                                                                               EQ/FRANKLIN              EQ/GOLDMAN   INTERMEDIATE
                                                                EQ/FRANKLIN     STRATEGIC  EQ/GLOBAL   SACHS MID CAP  GOVERNMENT
                                                             RISING DIVIDENDS*   INCOME*   BOND PLUS*     VALUE*        BOND*
                                                             ----------------- ----------- ----------- ------------- ------------
ASSETS:
Investments in shares of the Portfolios, at fair value......    $52,115,217    $33,501,099 $16,637,917  $8,496,816   $48,231,562
Receivable for shares of the Portfolios sold................         58,093          2,051      10,847          --        51,127
Receivable for policy-related transactions..................             --             --          --       1,138            --
                                                                -----------    ----------- -----------  ----------   -----------
   Total assets.............................................     52,173,310     33,503,150  16,648,764   8,497,954    48,282,689
                                                                -----------    ----------- -----------  ----------   -----------

LIABILITIES:
Payable for shares of the Portfolios purchased..............             --             --          --       1,894            --
Payable for policy-related transactions.....................         64,065          4,778      10,846          --        54,981
                                                                -----------    ----------- -----------  ----------   -----------
   Total liabilities........................................         64,065          4,778      10,846       1,894        54,981
                                                                -----------    ----------- -----------  ----------   -----------
NET ASSETS..................................................    $52,109,245    $33,498,372 $16,637,918  $8,496,060   $48,227,708
                                                                ===========    =========== ===========  ==========   ===========

NET ASSETS:
Accumulation unit values....................................    $52,109,245    $33,498,372 $16,636,965  $8,495,754   $48,114,681
Accumulation nonunitized....................................             --             --          --          --        95,850
Retained by AXA Equitable in Separate Account FP............             --             --         953         306        17,177
                                                                -----------    ----------- -----------  ----------   -----------
TOTAL NET ASSETS............................................    $52,109,245    $33,498,372 $16,637,918  $8,496,060   $48,227,708
                                                                ===========    =========== ===========  ==========   ===========

Investments in shares of the Portfolios, at cost............    $56,311,179    $34,155,258 $17,492,519  $9,346,271   $48,626,417

                                                                  EQ/
                                                             INTERNATIONAL
                                                             EQUITY INDEX*
                                                             -------------
ASSETS:
Investments in shares of the Portfolios, at fair value...... $272,536,309
Receivable for shares of the Portfolios sold................        3,135
Receivable for policy-related transactions..................           --
                                                             ------------
   Total assets.............................................  272,539,444
                                                             ------------

LIABILITIES:
Payable for shares of the Portfolios purchased..............           --
Payable for policy-related transactions.....................      111,848
                                                             ------------
   Total liabilities........................................      111,848
                                                             ------------
NET ASSETS.................................................. $272,427,596
                                                             ============

NET ASSETS:
Accumulation unit values.................................... $272,107,156
Accumulation nonunitized....................................      252,495
Retained by AXA Equitable in Separate Account FP............       67,945
                                                             ------------
TOTAL NET ASSETS............................................ $272,427,596
                                                             ============

Investments in shares of the Portfolios, at cost............ $303,604,762
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-12

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2018

                                                                         EQ/INVESCO   EQ/INVESCO
                                                             EQ/INVESCO  GLOBAL REAL INTERNATIONAL     EQ/     EQ/IVY MID CAP
                                                              COMSTOCK*    ESTATE*      GROWTH*    IVY ENERGY*    GROWTH*
                                                             ----------- ----------- ------------- ----------- --------------
ASSETS:
Investments in shares of the Portfolios, at fair value...... $25,600,527 $36,373,951  $32,106,216  $10,240,782  $33,209,780
Receivable for shares of the Portfolios sold................       6,756          --       41,550           --      125,792
Receivable for policy-related transactions..................          --       2,914           --       10,220           --
                                                             ----------- -----------  -----------  -----------  -----------
   Total assets.............................................  25,607,283  36,376,865   32,147,766   10,251,002   33,335,572
                                                             ----------- -----------  -----------  -----------  -----------

LIABILITIES:
Payable for shares of the Portfolios purchased..............          --      10,767           --       11,900           --
Payable for policy-related transactions.....................       6,756          --       32,475           --      130,843
                                                             ----------- -----------  -----------  -----------  -----------
   Total liabilities........................................       6,756      10,767       32,475       11,900      130,843
                                                             ----------- -----------  -----------  -----------  -----------
NET ASSETS.................................................. $25,600,527 $36,366,098  $32,115,291  $10,239,102  $33,204,729
                                                             =========== ===========  ===========  ===========  ===========

NET ASSETS:
Accumulation unit values.................................... $25,593,350 $36,366,098  $32,099,746  $10,239,102  $33,195,999
Retained by AXA Equitable in Separate Account FP............       7,177          --       15,545           --        8,730
                                                             ----------- -----------  -----------  -----------  -----------
TOTAL NET ASSETS............................................ $25,600,527 $36,366,098  $32,115,291  $10,239,102  $33,204,729
                                                             =========== ===========  ===========  ===========  ===========

Investments in shares of the Portfolios, at cost............ $25,595,432 $37,062,268  $33,851,043  $14,738,486  $36,402,660
                                                             EQ/IVY SCIENCE
                                                                  AND
                                                              TECHNOLOGY*
                                                             --------------
ASSETS:
Investments in shares of the Portfolios, at fair value......  $32,657,031
Receivable for shares of the Portfolios sold................      179,388
Receivable for policy-related transactions..................           --
                                                              -----------
   Total assets.............................................   32,836,419
                                                              -----------

LIABILITIES:
Payable for shares of the Portfolios purchased..............           --
Payable for policy-related transactions.....................      183,662
                                                              -----------
   Total liabilities........................................      183,662
                                                              -----------
NET ASSETS..................................................  $32,652,757
                                                              ===========

NET ASSETS:
Accumulation unit values....................................  $32,652,757
Retained by AXA Equitable in Separate Account FP............           --
                                                              -----------
TOTAL NET ASSETS............................................  $32,652,757
                                                              ===========

Investments in shares of the Portfolios, at cost............  $36,542,551
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-13

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2018

                                                                                                       EQ/LAZARD
                                                              EQ/JPMORGAN                  EQ/LARGE    EMERGING      EQ/MFS
                                                                 VALUE      EQ/LARGE CAP   CAP VALUE    MARKETS   INTERNATIONAL
                                                             OPPORTUNITIES* GROWTH INDEX*   INDEX*      EQUITY*      GROWTH*
                                                             -------------- ------------- ----------- ----------- -------------
ASSETS:
Investments in shares of the Portfolios, at fair value......  $43,550,400   $148,283,162  $24,698,977 $52,605,449  $46,696,823
Receivable for shares of the Portfolios sold................        1,933        182,171        2,067     281,649           --
Receivable for policy-related transactions..................           --             --           --          --       38,630
                                                              -----------   ------------  ----------- -----------  -----------
   Total assets.............................................   43,552,333    148,465,333   24,701,044  52,887,098   46,735,453
                                                              -----------   ------------  ----------- -----------  -----------

LIABILITIES:
Payable for shares of the Portfolios purchased..............           --             --           --          --       38,634
Payable for policy-related transactions.....................        2,330        182,473        2,076     272,772           --
                                                              -----------   ------------  ----------- -----------  -----------
   Total liabilities........................................        2,330        182,473        2,076     272,772       38,634
                                                              -----------   ------------  ----------- -----------  -----------
NET ASSETS..................................................  $43,550,003   $148,282,860  $24,698,968 $52,614,326  $46,696,819
                                                              ===========   ============  =========== ===========  ===========

NET ASSETS:
Accumulation unit values....................................  $43,438,530   $148,201,129  $24,683,127 $52,589,118  $46,696,549
Retained by AXA Equitable in Separate Account FP............      111,473         81,731       15,841      25,208          270
                                                              -----------   ------------  ----------- -----------  -----------
TOTAL NET ASSETS............................................  $43,550,003   $148,282,860  $24,698,968 $52,614,326  $46,696,819
                                                              ===========   ============  =========== ===========  ===========

Investments in shares of the Portfolios, at cost............  $47,970,016   $128,278,230  $26,159,500 $53,319,248  $49,439,048

                                                                EQ/MFS
                                                             INTERNATIONAL
                                                                VALUE*
                                                             -------------
ASSETS:
Investments in shares of the Portfolios, at fair value...... $102,842,684
Receivable for shares of the Portfolios sold................      254,123
Receivable for policy-related transactions..................           --
                                                             ------------
   Total assets.............................................  103,096,807
                                                             ------------

LIABILITIES:
Payable for shares of the Portfolios purchased..............           --
Payable for policy-related transactions.....................      253,113
                                                             ------------
   Total liabilities........................................      253,113
                                                             ------------
NET ASSETS.................................................. $102,843,694
                                                             ============

NET ASSETS:
Accumulation unit values.................................... $102,836,986
Retained by AXA Equitable in Separate Account FP............        6,708
                                                             ------------
TOTAL NET ASSETS............................................ $102,843,694
                                                             ============

Investments in shares of the Portfolios, at cost............ $107,419,572
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-14

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2018

                                                              EQ/MFS
                                                             UTILITIES   EQ/MID CAP    EQ/MONEY   EQ/PIMCO REAL EQ/PIMCO TOTAL
                                                              SERIES*      INDEX*      MARKET*       RETURN*       RETURN*
                                                             ---------- ------------ ------------ ------------- --------------
ASSETS:
Investments in shares of the Portfolios, at fair value...... $2,291,837 $134,225,945 $148,888,985  $24,188,753   $68,230,532
Receivable for shares of the Portfolios sold................     92,913           --           --           --       314,118
Receivable for policy-related transactions..................         --        1,843           --      209,393            --
                                                             ---------- ------------ ------------  -----------   -----------
   Total assets.............................................  2,384,750  134,227,788  148,888,985   24,398,146    68,544,650
                                                             ---------- ------------ ------------  -----------   -----------

LIABILITIES:
Payable for shares of the Portfolios purchased..............         --        1,889    3,247,144      213,550            --
Payable for policy-related transactions.....................     92,846           --    1,281,097           --       316,513
                                                             ---------- ------------ ------------  -----------   -----------
   Total liabilities........................................     92,846        1,889    4,528,241      213,550       316,513
                                                             ---------- ------------ ------------  -----------   -----------
NET ASSETS.................................................. $2,291,904 $134,225,899 $144,360,744  $24,184,596   $68,228,137
                                                             ========== ============ ============  ===========   ===========

NET ASSETS:
Accumulation unit values.................................... $2,291,768 $134,200,303 $143,929,769  $24,169,439   $68,222,803
Accumulation nonunitized....................................         --           --      421,416           --            --
Retained by AXA Equitable in Separate Account FP............        136       25,596        9,559       15,157         5,334
                                                             ---------- ------------ ------------  -----------   -----------
TOTAL NET ASSETS............................................ $2,291,904 $134,225,899 $144,360,744  $24,184,596   $68,228,137
                                                             ========== ============ ============  ===========   ===========

Investments in shares of the Portfolios, at cost............ $2,380,927 $134,601,176 $148,886,123  $24,267,636   $67,820,014

                                                             EQ/PIMCO ULTRA
                                                              SHORT BOND*
                                                             --------------
ASSETS:
Investments in shares of the Portfolios, at fair value......  $33,385,501
Receivable for shares of the Portfolios sold................       82,638
Receivable for policy-related transactions..................           --
                                                              -----------
   Total assets.............................................   33,468,139
                                                              -----------

LIABILITIES:
Payable for shares of the Portfolios purchased..............           --
Payable for policy-related transactions.....................       82,639
                                                              -----------
   Total liabilities........................................       82,639
                                                              -----------
NET ASSETS..................................................  $33,385,500
                                                              ===========

NET ASSETS:
Accumulation unit values....................................  $33,383,383
Accumulation nonunitized....................................           --
Retained by AXA Equitable in Separate Account FP............        2,117
                                                              -----------
TOTAL NET ASSETS............................................  $33,385,500
                                                              ===========

Investments in shares of the Portfolios, at cost............  $33,738,915
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-15

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2018

                                                                                  EQ/T. ROWE   EQ/T. ROWE
                                                     EQ/QUALITY      EQ/SMALL    PRICE GROWTH PRICE HEALTH EQ/UBS GROWTH
                                                     BOND PLUS*   COMPANY INDEX*    STOCK*     SCIENCES*     & INCOME*
                                                   -------------- -------------- ------------ ------------ -------------
ASSETS:
Investments in shares of the Portfolios, at fair
 value............................................ $   41,752,769  $ 89,366,351  $114,532,018  $7,851,801   $11,348,324
Receivable for shares of the Portfolios sold......         35,720            --        13,861     196,412            --
Receivable for policy-related transactions........             --        66,478            --          --         8,078
                                                   --------------  ------------  ------------  ----------   -----------
   Total assets...................................     41,788,489    89,432,829   114,545,879   8,048,213    11,356,402
                                                   --------------  ------------  ------------  ----------   -----------

LIABILITIES:
Payable for shares of the Portfolios purchased....             --        66,492            --          --         8,078
Payable for policy-related transactions...........         37,190            --        12,308     195,087            --
                                                   --------------  ------------  ------------  ----------   -----------
   Total liabilities..............................         37,190        66,492        12,308     195,087         8,078
                                                   --------------  ------------  ------------  ----------   -----------
NET ASSETS........................................ $   41,751,299  $ 89,366,337  $114,533,571  $7,853,126   $11,348,324
                                                   ==============  ============  ============  ==========   ===========

NET ASSETS:
Accumulation unit values.......................... $41,626,950.36  $ 89,337,709  $114,375,678  $7,850,572   $11,348,285
Accumulation nonunitized..........................         53,419            --            --          --            --
Retained by AXA Equitable in Separate Account FP..         70,930        28,628       157,893       2,554            39
                                                   --------------  ------------  ------------  ----------   -----------
TOTAL NET ASSETS.................................. $   41,751,299  $ 89,366,337  $114,533,571  $7,853,126   $11,348,324
                                                   ==============  ============  ============  ==========   ===========

Investments in shares of the Portfolios, at cost.. $   43,967,750  $105,793,037  $108,501,498  $8,675,143   $13,609,331
                                                   FIDELITY(R) VIP
                                                   ASSET MANAGER:
                                                       GROWTH
                                                      PORTFOLIO
                                                   ---------------
ASSETS:
Investments in shares of the Portfolios, at fair
 value............................................   $1,145,423
Receivable for shares of the Portfolios sold......           --
Receivable for policy-related transactions........           --
                                                     ----------
   Total assets...................................    1,145,423
                                                     ----------

LIABILITIES:
Payable for shares of the Portfolios purchased....           --
Payable for policy-related transactions...........           --
                                                     ----------
   Total liabilities..............................           --
                                                     ----------
NET ASSETS........................................   $1,145,423
                                                     ==========

NET ASSETS:
Accumulation unit values..........................   $1,144,529
Accumulation nonunitized..........................           --
Retained by AXA Equitable in Separate Account FP..          894
                                                     ----------
TOTAL NET ASSETS..................................   $1,145,423
                                                     ==========

Investments in shares of the Portfolios, at cost..   $1,264,257
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-16

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2018

                                                                             FIDELITY(R) VIP FIDELITY(R) VIP FIDELITY(R) VIP
                                                             FIDELITY(R) VIP   GOVERNMENT       GROWTH &          HIGH
                                                              EQUITY-INCOME   MONEY MARKET       INCOME          INCOME
                                                                PORTFOLIO       PORTFOLIO       PORTFOLIO       PORTFOLIO
                                                             --------------- --------------- --------------- ---------------
ASSETS:
Investments in shares of the Portfolios, at fair value......   $1,610,775      $1,467,363      $8,797,260      $2,637,489
Receivable for shares of the Portfolios sold................           --              --           6,193              --
Receivable for policy-related transactions..................          207              --              --          71,405
                                                               ----------      ----------      ----------      ----------
   Total assets.............................................    1,610,982       1,467,363       8,803,453       2,708,894
                                                               ----------      ----------      ----------      ----------

LIABILITIES:
Payable for shares of the Portfolios purchased..............          207              --              --          71,405
Payable for policy-related transactions.....................           --              --           6,193              --
                                                               ----------      ----------      ----------      ----------
   Total liabilities........................................          207              --           6,193          71,405
                                                               ----------      ----------      ----------      ----------
NET ASSETS..................................................   $1,610,775      $1,467,363      $8,797,260      $2,637,489
                                                               ==========      ==========      ==========      ==========

NET ASSETS:
Accumulation unit values....................................   $1,605,235      $1,467,282      $8,794,912      $2,637,342
Retained by AXA Equitable in Separate Account FP............        5,540              81           2,348             147
                                                               ----------      ----------      ----------      ----------
TOTAL NET ASSETS............................................   $1,610,775      $1,467,363      $8,797,260      $2,637,489
                                                               ==========      ==========      ==========      ==========

Investments in shares of the Portfolios, at cost............   $1,733,436      $1,467,363      $9,103,378      $2,869,071
                                                             FIDELITY(R) VIP
                                                               INVESTMENT
                                                               GRADE BOND    FIDELITY(R) VIP MID
                                                                PORTFOLIO       CAP PORTFOLIO
                                                             --------------- -------------------
ASSETS:
Investments in shares of the Portfolios, at fair value......   $36,813,473       $28,429,287
Receivable for shares of the Portfolios sold................        63,842                --
Receivable for policy-related transactions..................            --            33,227
                                                               -----------       -----------
   Total assets.............................................    36,877,315        28,462,514
                                                               -----------       -----------

LIABILITIES:
Payable for shares of the Portfolios purchased..............            --            32,998
Payable for policy-related transactions.....................        63,842                --
                                                               -----------       -----------
   Total liabilities........................................        63,842            32,998
                                                               -----------       -----------
NET ASSETS..................................................   $36,813,473       $28,429,516
                                                               ===========       ===========

NET ASSETS:
Accumulation unit values....................................   $36,812,880       $28,415,333
Retained by AXA Equitable in Separate Account FP............           593            14,183
                                                               -----------       -----------
TOTAL NET ASSETS............................................   $36,813,473       $28,429,516
                                                               ===========       ===========

Investments in shares of the Portfolios, at cost............   $37,849,217       $32,666,614
-----------
The accompanying notes are an integral part of these financial statements.

                                    FSA-17

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2018

                                                                             FIDELITY(R) VIP
                                                             FIDELITY(R) VIP      VALUE        FRANKLIN    FRANKLIN SMALL
                                                                  VALUE        STRATEGIES    MUTUAL SHARES CAP VALUE VIP
                                                                PORTFOLIO       PORTFOLIO      VIP FUND         FUND
                                                             --------------- --------------- ------------- --------------
ASSETS:
Investments in shares of the Portfolios, at fair value......   $1,319,266       $287,654      $8,151,301    $11,105,183
Receivable for shares of the Portfolios sold................           --             --         192,850         92,493
Receivable for policy-related transactions..................          400             --              --             --
                                                               ----------       --------      ----------    -----------
   Total assets.............................................    1,319,666        287,654       8,344,151     11,197,676
                                                               ----------       --------      ----------    -----------

LIABILITIES:
Payable for shares of the Portfolios purchased..............          400             --              --             --
Payable for policy-related transactions.....................           --             --         192,850         92,493
                                                               ----------       --------      ----------    -----------
   Total liabilities........................................          400             --         192,850         92,493
                                                               ----------       --------      ----------    -----------
NET ASSETS..................................................   $1,319,266       $287,654      $8,151,301    $11,105,183
                                                               ==========       ========      ==========    ===========

NET ASSETS:
Accumulation unit values....................................   $1,303,693       $287,433      $8,151,161    $11,102,217
Retained by AXA Equitable in Separate Account FP............       15,573            221             140          2,966
                                                               ----------       --------      ----------    -----------
TOTAL NET ASSETS............................................   $1,319,266       $287,654      $8,151,301    $11,105,183
                                                               ==========       ========      ==========    ===========

Investments in shares of the Portfolios, at cost............   $1,524,778       $359,062      $9,329,692    $13,870,711

                                                             INVESCO V.I.  INVESCO V.I. MID
                                                              DIVERSIFIED      CAP CORE
                                                             DIVIDEND FUND   EQUITY FUND
                                                             ------------- ----------------
ASSETS:
Investments in shares of the Portfolios, at fair value......  $13,522,826     $3,493,111
Receivable for shares of the Portfolios sold................      142,854         17,488
Receivable for policy-related transactions..................           --             --
                                                              -----------     ----------
   Total assets.............................................   13,665,680      3,510,599
                                                              -----------     ----------

LIABILITIES:
Payable for shares of the Portfolios purchased..............           --             --
Payable for policy-related transactions.....................      142,854         17,444
                                                              -----------     ----------
   Total liabilities........................................      142,854         17,444
                                                              -----------     ----------
NET ASSETS..................................................  $13,522,826     $3,493,155
                                                              ===========     ==========

NET ASSETS:
Accumulation unit values....................................  $13,522,813     $3,493,155
Retained by AXA Equitable in Separate Account FP............           13             --
                                                              -----------     ----------
TOTAL NET ASSETS............................................  $13,522,826     $3,493,155
                                                              ===========     ==========

Investments in shares of the Portfolios, at cost............  $14,859,007     $4,332,188
-----------
The accompanying notes are an integral part of these financial statements.

                                    FSA-18

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2018

                                                             INVESCO V.I.
                                                              SMALL CAP   IVY VIP GLOBAL IVY VIP HIGH IVY VIP SMALL
                                                             EQUITY FUND  EQUITY INCOME     INCOME     CAP GROWTH
                                                             ------------ -------------- ------------ -------------
ASSETS:
Investments in shares of the Portfolios, at fair value......  $5,092,113     $525,754    $35,496,796   $12,355,465
Receivable for shares of the Portfolios sold................          --           --             --        20,561
Receivable for policy-related transactions..................     105,400           --         86,183            --
                                                              ----------     --------    -----------   -----------
   Total assets.............................................   5,197,513      525,754     35,582,979    12,376,026
                                                              ----------     --------    -----------   -----------

LIABILITIES:
Payable for shares of the Portfolios purchased..............     105,402           --         85,132            --
Payable for policy-related transactions.....................          --           --             --        20,589
                                                              ----------     --------    -----------   -----------
   Total liabilities........................................     105,402           --         85,132        20,589
                                                              ----------     --------    -----------   -----------
NET ASSETS..................................................  $5,092,111     $525,754    $35,497,847   $12,355,437
                                                              ==========     ========    ===========   ===========

NET ASSETS:
Accumulation unit values....................................  $5,091,992     $520,791    $35,497,847   $12,355,437
Retained by AXA Equitable in Separate Account FP............         119        4,963             --            --
                                                              ----------     --------    -----------   -----------
TOTAL NET ASSETS............................................  $5,092,111     $525,754    $35,497,847   $12,355,437
                                                              ==========     ========    ===========   ===========

Investments in shares of the Portfolios, at cost............  $6,314,958     $596,931    $37,929,920   $16,424,645
                                                                                 MFS(R)
                                                                              MASSACHUSETTS
                                                                                INVESTORS
                                                             MFS(R) INVESTORS GROWTH STOCK
                                                               TRUST SERIES     PORTFOLIO
                                                             ---------------- -------------
ASSETS:
Investments in shares of the Portfolios, at fair value......    $3,162,372     $5,987,373
Receivable for shares of the Portfolios sold................           502             --
Receivable for policy-related transactions..................            --          8,212
                                                                ----------     ----------
   Total assets.............................................     3,162,874      5,995,585
                                                                ----------     ----------

LIABILITIES:
Payable for shares of the Portfolios purchased..............            --          8,212
Payable for policy-related transactions.....................           502             --
                                                                ----------     ----------
   Total liabilities........................................           502          8,212
                                                                ----------     ----------
NET ASSETS..................................................    $3,162,372     $5,987,373
                                                                ==========     ==========

NET ASSETS:
Accumulation unit values....................................    $3,162,361     $5,987,170
Retained by AXA Equitable in Separate Account FP............            11            203
                                                                ----------     ----------
TOTAL NET ASSETS............................................    $3,162,372     $5,987,373
                                                                ==========     ==========

Investments in shares of the Portfolios, at cost............    $3,281,447     $6,007,943
-----------
The accompanying notes are an integral part of these financial statements.

                                    FSA-19

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2018

                                                             MULTIMANAGER              MULTIMANAGER
                                                              AGGRESSIVE  MULTIMANAGER   MID CAP     MULTIMANAGER  MULTIMANAGER
                                                               EQUITY*     CORE BOND*    GROWTH*    MID CAP VALUE* TECHNOLOGY*
                                                             ------------ ------------ ------------ -------------- ------------
ASSETS:
Investments in shares of the Portfolios, at fair value...... $429,070,461 $59,926,393  $26,742,202   $33,346,910   $131,090,935
Receivable for shares of the Portfolios sold................       81,329     161,523          575            --          4,436
Receivable for policy-related transactions..................           --          --           --         4,359             --
                                                             ------------ -----------  -----------   -----------   ------------
   Total assets.............................................  429,151,790  60,087,916   26,742,777    33,351,269    131,095,371
                                                             ------------ -----------  -----------   -----------   ------------

LIABILITIES:
Payable for shares of the Portfolios purchased..............           --          --           --         4,495             --
Payable for policy-related transactions.....................      235,812     161,501          616            --          5,159
                                                             ------------ -----------  -----------   -----------   ------------
   Total liabilities........................................      235,812     161,501          616         4,495          5,159
                                                             ------------ -----------  -----------   -----------   ------------
NET ASSETS.................................................. $428,915,978 $59,926,415  $26,742,161   $33,346,774   $131,090,212
                                                             ============ ===========  ===========   ===========   ============

NET ASSETS:
Accumulation unit values.................................... $428,093,247 $59,906,285  $26,625,175   $33,132,520   $131,004,803
Accumulation nonunitized....................................      736,050          --           --            --             --
Retained by AXA Equitable in Separate Account FP............       86,681      20,130      116,986       214,254         85,409
                                                             ------------ -----------  -----------   -----------   ------------
TOTAL NET ASSETS............................................ $428,915,978 $59,926,415  $26,742,161   $33,346,774   $131,090,212
                                                             ============ ===========  ===========   ===========   ============

Investments in shares of the Portfolios, at cost............ $238,715,873 $62,934,325  $29,468,737   $27,465,338   $117,485,310
                                                              NATURAL
                                                             RESOURCES
                                                             PORTFOLIO
                                                             ----------
ASSETS:
Investments in shares of the Portfolios, at fair value...... $1,916,069
Receivable for shares of the Portfolios sold................     50,589
Receivable for policy-related transactions..................         --
                                                             ----------
   Total assets.............................................  1,966,658
                                                             ----------

LIABILITIES:
Payable for shares of the Portfolios purchased..............         --
Payable for policy-related transactions.....................     50,574
                                                             ----------
   Total liabilities........................................     50,574
                                                             ----------
NET ASSETS.................................................. $1,916,084
                                                             ==========

NET ASSETS:
Accumulation unit values.................................... $1,916,084
Accumulation nonunitized....................................         --
Retained by AXA Equitable in Separate Account FP............         --
                                                             ----------
TOTAL NET ASSETS............................................ $1,916,084
                                                             ==========

Investments in shares of the Portfolios, at cost............ $2,278,593
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-20

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2018

                                                                 PIMCO
                                                             COMMODITYREAL
                                                               RETURN(R)   T. ROWE PRICE
                                                               STRATEGY    EQUITY INCOME TARGET 2015 TARGET 2025 TARGET 2035
                                                               PORTFOLIO     PORTFOLIO   ALLOCATION* ALLOCATION* ALLOCATION*
                                                             ------------- ------------- ----------- ----------- -----------
ASSETS:
Investments in shares of the Portfolios, at fair value......  $ 9,538,604   $13,050,978  $1,709,901  $ 9,625,883 $4,749,619
Receivable for shares of the Portfolios sold................           --            --      13,110       32,931    170,855
Receivable for policy-related transactions..................        8,936        22,095          --           --         --
                                                              -----------   -----------  ----------  ----------- ----------
   Total assets.............................................    9,547,540    13,073,073   1,723,011    9,658,814  4,920,474
                                                              -----------   -----------  ----------  ----------- ----------

LIABILITIES:
Payable for shares of the Portfolios purchased..............        8,938        22,099          --           --         --
Payable for policy-related transactions.....................           --            --      13,110       32,921    170,819
                                                              -----------   -----------  ----------  ----------- ----------
   Total liabilities........................................        8,938        22,099      13,110       32,921    170,819
                                                              -----------   -----------  ----------  ----------- ----------
NET ASSETS..................................................  $ 9,538,602   $13,050,974  $1,709,901  $ 9,625,893 $4,749,655
                                                              ===========   ===========  ==========  =========== ==========

NET ASSETS:
Accumulation unit values....................................  $ 9,530,593   $13,050,450  $1,709,869  $ 9,625,893 $4,749,655
Retained by AXA Equitable in Separate Account FP............        8,009           524          32           --         --
                                                              -----------   -----------  ----------  ----------- ----------
TOTAL NET ASSETS............................................  $ 9,538,602   $13,050,974  $1,709,901  $ 9,625,893 $4,749,655
                                                              ===========   ===========  ==========  =========== ==========

Investments in shares of the Portfolios, at cost............  $13,095,357   $15,784,271  $1,913,745  $10,092,255 $5,065,292

                                                             TARGET 2045
                                                             ALLOCATION*
                                                             -----------
ASSETS:
Investments in shares of the Portfolios, at fair value...... $2,830,234
Receivable for shares of the Portfolios sold................     12,519
Receivable for policy-related transactions..................         --
                                                             ----------
   Total assets.............................................  2,842,753
                                                             ----------

LIABILITIES:
Payable for shares of the Portfolios purchased..............         --
Payable for policy-related transactions.....................     12,518
                                                             ----------
   Total liabilities........................................     12,518
                                                             ----------
NET ASSETS.................................................. $2,830,235
                                                             ==========

NET ASSETS:
Accumulation unit values.................................... $2,828,879
Retained by AXA Equitable in Separate Account FP............      1,356
                                                             ----------
TOTAL NET ASSETS............................................ $2,830,235
                                                             ==========

Investments in shares of the Portfolios, at cost............ $3,009,453
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-21

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2018

                                                                         TEMPLETON
                                                                         DEVELOPING   TEMPLETON  TEMPLETON  VANECK VIP
                                                             TARGET 2055  MARKETS    GLOBAL BOND  GROWTH    GLOBAL HARD
                                                             ALLOCATION*  VIP FUND    VIP FUND   VIP FUND   ASSETS FUND
                                                             ----------- ----------- ----------- ---------- -----------
ASSETS:
Investments in shares of the Portfolios, at fair value......  $937,172   $17,139,895 $46,399,867 $4,402,872 $ 8,441,371
Receivable for shares of the Portfolios sold................        --            --     142,964         --       5,854
Receivable for policy-related transactions..................    21,000         6,720          --        115          --
                                                              --------   ----------- ----------- ---------- -----------
   Total assets.............................................   958,172    17,146,615  46,542,831  4,402,987   8,447,225
                                                              --------   ----------- ----------- ---------- -----------

LIABILITIES:
Payable for shares of the Portfolios purchased..............    20,997         6,664          --        115          --
Payable for policy-related transactions.....................        --            --     142,226         --       5,855
                                                              --------   ----------- ----------- ---------- -----------
   Total liabilities........................................    20,997         6,664     142,226        115       5,855
                                                              --------   ----------- ----------- ---------- -----------
NET ASSETS..................................................  $937,175   $17,139,951 $46,400,605 $4,402,872 $ 8,441,370
                                                              ========   =========== =========== ========== ===========

NET ASSETS:
Accumulation unit values....................................  $937,175   $17,139,951 $46,400,212 $4,401,091 $ 8,440,872
Retained by AXA Equitable in Separate Account FP............        --            --         393      1,781         498
                                                              --------   ----------- ----------- ---------- -----------
TOTAL NET ASSETS............................................  $937,175   $17,139,951 $46,400,605 $4,402,872 $ 8,441,370
                                                              ========   =========== =========== ========== ===========

Investments in shares of the Portfolios, at cost............  $999,567   $17,956,273 $46,794,456 $5,140,526 $11,301,460
                                                                VANGUARD
                                                                VARIABLE
                                                             INSURANCE FUND
                                                             - EQUITY INDEX
                                                               PORTFOLIO
                                                             --------------
ASSETS:
Investments in shares of the Portfolios, at fair value......  $13,028,162
Receivable for shares of the Portfolios sold................           --
Receivable for policy-related transactions..................       13,013
                                                              -----------
   Total assets.............................................   13,041,175
                                                              -----------

LIABILITIES:
Payable for shares of the Portfolios purchased..............       13,013
Payable for policy-related transactions.....................           --
                                                              -----------
   Total liabilities........................................       13,013
                                                              -----------
NET ASSETS..................................................  $13,028,162
                                                              ===========

NET ASSETS:
Accumulation unit values....................................  $13,016,072
Retained by AXA Equitable in Separate Account FP............       12,090
                                                              -----------
TOTAL NET ASSETS............................................  $13,028,162
                                                              ===========

Investments in shares of the Portfolios, at cost............  $13,377,187
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-22

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2018

The following table provides the Portfolio shares held by the Variable
Investment Options of the Account:

                                                               SHARE CLASS**    PORTFOLIO SHARES HELD
                                                             -----------------  ---------------------

1290 VT CONVERTIBLE SECURITIES..............................         B                119,703

1290 VT DOUBLELINE DYNAMIC ALLOCATION.......................         B               1,014,274

1290 VT DOUBLELINE OPPORTUNISTIC BOND.......................         B                 62,901

1290 VT EQUITY INCOME.......................................         A               1,182,345
1290 VT EQUITY INCOME.......................................         B               3,983,917

1290 VT GAMCO MERGERS & ACQUISITIONS........................         A                 60,181
1290 VT GAMCO MERGERS & ACQUISITIONS........................         B               1,221,476

1290 VT GAMCO SMALL COMPANY VALUE...........................         A                140,596
1290 VT GAMCO SMALL COMPANY VALUE...........................         B               3,109,813

1290 VT SMARTBETA EQUITY....................................         B                109,269

1290 VT SOCIALLY RESPONSIBLE................................         A                 38,861
1290 VT SOCIALLY RESPONSIBLE................................         B                215,486

ALL ASSET GROWTH-ALT 20.....................................         B               1,609,294

AMERICAN FUNDS INSURANCE SERIES(R) GLOBAL SMALL
 CAPITALIZATION FUND/SM/....................................      CLASS 4             388,507

AMERICAN FUNDS INSURANCE SERIES(R) NEW WORLD FUND(R)........      CLASS 4             922,847

AXA 400 MANAGED VOLATILITY..................................         B                243,969

AXA 500 MANAGED VOLATILITY..................................         B                471,708

AXA 2000 MANAGED VOLATILITY.................................         B                237,371

AXA AGGRESSIVE ALLOCATION...................................         A               5,593,117
AXA AGGRESSIVE ALLOCATION...................................         B               7,818,963

AXA BALANCED STRATEGY.......................................         B               2,674,588

AXA CONSERVATIVE ALLOCATION.................................         A               2,219,396
AXA CONSERVATIVE ALLOCATION.................................         B                822,329

AXA CONSERVATIVE GROWTH STRATEGY............................         B                526,438

AXA CONSERVATIVE STRATEGY...................................         B                256,348

AXA CONSERVATIVE-PLUS ALLOCATION............................         A               1,814,262
AXA CONSERVATIVE-PLUS ALLOCATION............................         B               1,478,398

AXA GLOBAL EQUITY MANAGED VOLATILITY........................         A               1,760,907
AXA GLOBAL EQUITY MANAGED VOLATILITY........................         B               6,307,150

AXA GROWTH STRATEGY.........................................         B               3,521,111

AXA INTERNATIONAL CORE MANAGED VOLATILITY...................         A               1,310,238
AXA INTERNATIONAL CORE MANAGED VOLATILITY...................         B               4,111,647

AXA INTERNATIONAL MANAGED VOLATILITY........................         B                304,458

AXA INTERNATIONAL VALUE MANAGED VOLATILITY..................         A               1,296,990
AXA INTERNATIONAL VALUE MANAGED VOLATILITY..................         B               4,553,520

AXA LARGE CAP CORE MANAGED VOLATILITY.......................         A                465,367
AXA LARGE CAP CORE MANAGED VOLATILITY.......................         B               2,496,196

AXA LARGE CAP GROWTH MANAGED VOLATILITY.....................         A               1,514,006
AXA LARGE CAP GROWTH MANAGED VOLATILITY.....................         B               7,005,545

AXA LARGE CAP VALUE MANAGED VOLATILITY......................         A               14,580,243

-----------
The accompanying notes are an integral part of these financial statements.

                                    FSA-23

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2018

                                                               SHARE CLASS**    PORTFOLIO SHARES HELD
                                                             -----------------  ---------------------

AXA LARGE CAP VALUE MANAGED VOLATILITY......................         B               7,198,635

AXA MID CAP VALUE MANAGED VOLATILITY........................         A               11,391,959
AXA MID CAP VALUE MANAGED VOLATILITY........................         B                873,205

AXA MODERATE ALLOCATION.....................................         A               50,308,539
AXA MODERATE ALLOCATION.....................................         B               11,787,783

AXA MODERATE GROWTH STRATEGY................................         B               6,828,024

AXA MODERATE-PLUS ALLOCATION................................         A               15,908,384
AXA MODERATE-PLUS ALLOCATION................................         B               23,347,653

AXA/AB SMALL CAP GROWTH.....................................         A               7,872,708
AXA/AB SMALL CAP GROWTH.....................................         B               4,395,895

AXA/CLEARBRIDGE LARGE CAP GROWTH............................         A               1,035,996
AXA/CLEARBRIDGE LARGE CAP GROWTH............................         B               6,219,307

AXA/JANUS ENTERPRISE........................................         A               1,091,561
AXA/JANUS ENTERPRISE........................................         B               1,418,463

AXA/LOOMIS SAYLES GROWTH....................................         A               1,986,582
AXA/LOOMIS SAYLES GROWTH....................................         B               3,311,787

BLACKROCK GLOBAL ALLOCATION V.I. FUND.......................     CLASS III            419,823

CHARTER/SM /MULTI-SECTOR BOND...............................         A               14,467,398
CHARTER/SM /MULTI-SECTOR BOND...............................         B               3,909,782

CHARTER/SM /SMALL CAP GROWTH................................         B               1,040,450

CHARTER/SM /SMALL CAP VALUE.................................         A                713,978
CHARTER/SM /SMALL CAP VALUE.................................         B                903,430

CLEARBRIDGE VARIABLE MID CAP PORTFOLIO......................     CLASS II              35,951

EQ/AMERICAN CENTURY MID CAP VALUE...........................         B               2,635,637

EQ/BLACKROCK BASIC VALUE EQUITY.............................         A               1,759,008
EQ/BLACKROCK BASIC VALUE EQUITY.............................         B               7,243,855

EQ/CAPITAL GUARDIAN RESEARCH................................         A                680,669
EQ/CAPITAL GUARDIAN RESEARCH................................         B               4,354,667

EQ/COMMON STOCK INDEX.......................................         A               42,889,495
EQ/COMMON STOCK INDEX.......................................         B               6,920,955

EQ/CORE BOND INDEX..........................................         A               2,637,791
EQ/CORE BOND INDEX..........................................         B               2,486,532

EQ/EQUITY 500 INDEX.........................................         A               13,331,857
EQ/EQUITY 500 INDEX.........................................         B               6,574,184

EQ/FIDELITY INSTITUTIONAL AM/SM/ LARGE CAP..................         B               3,053,910

EQ/FRANKLIN RISING DIVIDENDS................................         B               2,085,433

EQ/FRANKLIN STRATEGIC INCOME................................         B               3,278,495

EQ/GLOBAL BOND PLUS.........................................         A                850,983
EQ/GLOBAL BOND PLUS.........................................         B               1,031,116

EQ/GOLDMAN SACHS MID CAP VALUE..............................         B                562,515

EQ/INTERMEDIATE GOVERNMENT BOND.............................         A               2,931,643
EQ/INTERMEDIATE GOVERNMENT BOND.............................         B               1,841,764

EQ/INTERNATIONAL EQUITY INDEX...............................         A               26,378,022
EQ/INTERNATIONAL EQUITY INDEX...............................         B               6,572,246

-----------
The accompanying notes are an integral part of these financial statements.

                                    FSA-24

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2018

                                                               SHARE CLASS**  PORTFOLIO SHARES HELD
                                                             ---------------- ---------------------

EQ/INVESCO COMSTOCK.........................................        A                773,176
EQ/INVESCO COMSTOCK.........................................        B                906,139

EQ/INVESCO GLOBAL REAL ESTATE...............................        B               2,431,598

EQ/INVESCO INTERNATIONAL GROWTH.............................        B                985,703

EQ/IVY ENERGY...............................................        B               2,654,216

EQ/IVY MID CAP GROWTH.......................................        B               3,001,771

EQ/IVY SCIENCE AND TECHNOLOGY...............................        B               1,275,689

EQ/JPMORGAN VALUE OPPORTUNITIES.............................        A                427,218
EQ/JPMORGAN VALUE OPPORTUNITIES.............................        B               2,467,492

EQ/LARGE CAP GROWTH INDEX...................................        A               1,450,724
EQ/LARGE CAP GROWTH INDEX...................................        B              10,022,637

EQ/LARGE CAP VALUE INDEX....................................        A               1,390,918
EQ/LARGE CAP VALUE INDEX....................................        B               1,739,938

EQ/LAZARD EMERGING MARKETS EQUITY...........................        B               2,739,826

EQ/MFS INTERNATIONAL GROWTH.................................        B               6,910,220

EQ/MFS INTERNATIONAL VALUE..................................        B               4,184,162

EQ/MFS UTILITIES SERIES.....................................        B                79,857

EQ/MID CAP INDEX............................................        A               2,743,114
EQ/MID CAP INDEX............................................        B               8,304,199

EQ/MONEY MARKET.............................................        A              105,495,633
EQ/MONEY MARKET.............................................        B              43,332,671

EQ/PIMCO REAL RETURN........................................        B               2,044,898

EQ/PIMCO TOTAL RETURN.......................................        B               6,452,442

EQ/PIMCO ULTRA SHORT BOND...................................        A               1,615,174
EQ/PIMCO ULTRA SHORT BOND...................................        B               1,780,218

EQ/QUALITY BOND PLUS........................................        A               2,756,046
EQ/QUALITY BOND PLUS........................................        B               2,258,746

EQ/SMALL COMPANY INDEX......................................        A               5,079,561
EQ/SMALL COMPANY INDEX......................................        B               4,390,128

EQ/T. ROWE PRICE GROWTH STOCK...............................        A                364,531
EQ/T. ROWE PRICE GROWTH STOCK...............................        B               2,341,623

EQ/T. ROWE PRICE HEALTH SCIENCES............................        B                191,597

EQ/UBS GROWTH & INCOME......................................        B               1,473,204

FIDELITY(R) VIP ASSET MANAGER: GROWTH PORTFOLIO............. SERVICE CLASS 2         69,294

FIDELITY(R) VIP EQUITY-INCOME PORTFOLIO .................... SERVICE CLASS 2         81,147

FIDELITY(R) VIP GOVERNMENT MONEY MARKET PORTFOLIO........... SERVICE CLASS 2        1,467,363

FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO................... SERVICE CLASS 2         464,480

FIDELITY(R) VIP HIGH INCOME PORTFOLIO....................... SERVICE CLASS 2         550,624

FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO............. SERVICE CLASS 2        3,060,139

FIDELITY(R) VIP MID CAP PORTFOLIO........................... SERVICE CLASS 2         972,939

FIDELITY(R) VIP VALUE PORTFOLIO............................. SERVICE CLASS 2         102,269

FIDELITY(R) VIP VALUE STRATEGIES PORTFOLIO.................. SERVICE CLASS 2         25,661

-----------
The accompanying notes are an integral part of these financial statements.

                                    FSA-25

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2018

                                                                 SHARE CLASS**    PORTFOLIO SHARES HELD
                                                             -------------------- ---------------------

FRANKLIN MUTUAL SHARES VIP FUND.............................       CLASS 2              468,466

FRANKLIN SMALL CAP VALUE VIP FUND...........................       CLASS 2              760,629

INVESCO V.I. DIVERSIFIED DIVIDEND FUND......................      SERIES II             574,462

INVESCO V.I. MID CAP CORE EQUITY FUND.......................      SERIES II             325,850

INVESCO V.I. SMALL CAP EQUITY FUND..........................      SERIES II             337,897

IVY VIP GLOBAL EQUITY INCOME................................       CLASS II              76,292

IVY VIP HIGH INCOME.........................................       CLASS II            10,641,803

IVY VIP SMALL CAP GROWTH....................................       CLASS II            1,608,282

MFS(R) INVESTORS TRUST SERIES...............................    SERVICE CLASS           118,530

MFS(R) MASSACHUSETTS INVESTORS GROWTH STOCK PORTFOLIO.......    SERVICE CLASS           344,498

MULTIMANAGER AGGRESSIVE EQUITY..............................          A                7,249,289
MULTIMANAGER AGGRESSIVE EQUITY..............................          B                 580,629

MULTIMANAGER CORE BOND......................................          A                1,992,977
MULTIMANAGER CORE BOND......................................          B                4,265,604

MULTIMANAGER MID CAP GROWTH.................................          A                1,312,177
MULTIMANAGER MID CAP GROWTH.................................          B                1,958,220

MULTIMANAGER MID CAP VALUE..................................          A                 625,091
MULTIMANAGER MID CAP VALUE..................................          B                1,905,632

MULTIMANAGER TECHNOLOGY.....................................          A                 950,133
MULTIMANAGER TECHNOLOGY.....................................          B                4,573,286

NATURAL RESOURCES PORTFOLIO.................................       CLASS II              90,126

PIMCO COMMODITYREALRETURN(R) STRATEGY PORTFOLIO.............    ADVISOR CLASS          1,566,273

T. ROWE PRICE EQUITY INCOME PORTFOLIO.......................       CLASS II             560,850

TARGET 2015 ALLOCATION......................................          B                 213,001

TARGET 2025 ALLOCATION......................................          B                 942,405

TARGET 2035 ALLOCATION......................................          B                 445,126

TARGET 2045 ALLOCATION......................................          B                 264,833

TARGET 2055 ALLOCATION......................................          B                  92,815

TEMPLETON DEVELOPING MARKETS VIP FUND.......................       CLASS 2             2,007,013

TEMPLETON GLOBAL BOND VIP FUND..............................       CLASS 2             2,756,974

TEMPLETON GROWTH VIP FUND...................................       CLASS 2              360,596

VANECK VIP GLOBAL HARD ASSETS FUND..........................       CLASS S              515,661

VANGUARD VARIABLE INSURANCE FUND -- EQUITY INDEX PORTFOLIO.. INVESTOR SHARE CLASS       342,576
-----------
The accompanying notes are an integral part of these financial statements.
** Share class reflects the share class of the Portfolio in which the units of the Variable Investment Option are invested, as further described in Note 5 of these financial statements.

                                    FSA-26

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2018

The following table provides units outstanding and unit values associated with the Variable Investment Options of the Account and is further categorized by share class and contract charges:

                                                                                             UNITS
                                                   CONTRACT                               OUTSTANDING
                                                   CHARGES*   SHARE CLASS**    UNIT VALUE (000'S)***
                                                   -------- -----------------  ---------- -----------
1290 VT CONVERTIBLE SECURITIES....................  0.00%           B           $ 12.19        13
1290 VT CONVERTIBLE SECURITIES....................  0.00%           B           $121.88         5
1290 VT CONVERTIBLE SECURITIES....................  0.60%           B           $119.95         3

1290 VT DOUBLELINE DYNAMIC ALLOCATION.............  0.00%           B           $ 10.87        97
1290 VT DOUBLELINE DYNAMIC ALLOCATION.............  0.00%           B           $118.12        77
1290 VT DOUBLELINE DYNAMIC ALLOCATION.............  0.60%           B           $114.18         5
1290 VT DOUBLELINE DYNAMIC ALLOCATION.............  0.90%           B           $112.24        --

1290 VT DOUBLELINE OPPORTUNISTIC BOND.............  0.00%           B           $ 10.12         7
1290 VT DOUBLELINE OPPORTUNISTIC BOND.............  0.00%           B           $101.17         5
1290 VT DOUBLELINE OPPORTUNISTIC BOND.............  0.60%           B           $100.17         1

1290 VT EQUITY INCOME.............................  0.00%           A           $165.68         4
1290 VT EQUITY INCOME.............................  0.60%           A           $154.41        22
1290 VT EQUITY INCOME.............................  0.80%           A           $150.81        --
1290 VT EQUITY INCOME.............................  0.90%           A           $149.05         2
1290 VT EQUITY INCOME.............................  0.00%           B           $228.29        55
1290 VT EQUITY INCOME.............................  0.60%           B           $152.60        15

1290 VT GAMCO MERGERS & ACQUISITIONS..............  0.00%           A           $ 14.18        27
1290 VT GAMCO MERGERS & ACQUISITIONS..............  0.00%           A           $141.81         2
1290 VT GAMCO MERGERS & ACQUISITIONS..............  0.00%           B           $145.88        13
1290 VT GAMCO MERGERS & ACQUISITIONS..............  0.00%           B           $181.95        37
1290 VT GAMCO MERGERS & ACQUISITIONS..............  0.60%           B           $135.96        37
1290 VT GAMCO MERGERS & ACQUISITIONS..............  0.80%           B           $132.79        --
1290 VT GAMCO MERGERS & ACQUISITIONS..............  0.90%           B           $131.24         4

1290 VT GAMCO SMALL COMPANY VALUE.................  0.00%           A           $ 21.15       258
1290 VT GAMCO SMALL COMPANY VALUE.................  0.00%           A           $211.48         7
1290 VT GAMCO SMALL COMPANY VALUE.................  0.00%           B           $242.93        13
1290 VT GAMCO SMALL COMPANY VALUE.................  0.00%           B           $371.93       277
1290 VT GAMCO SMALL COMPANY VALUE.................  0.60%           B           $226.42       201
1290 VT GAMCO SMALL COMPANY VALUE.................  0.80%           B           $221.14         1
1290 VT GAMCO SMALL COMPANY VALUE.................  0.90%           B           $218.55        19

1290 VT SMARTBETA EQUITY..........................  0.00%           B           $ 11.84        58
1290 VT SMARTBETA EQUITY..........................  0.00%           B           $118.40         3
1290 VT SMARTBETA EQUITY..........................  0.60%           B           $116.52         2

1290 VT SOCIALLY RESPONSIBLE......................  0.00%           A           $327.79         1
1290 VT SOCIALLY RESPONSIBLE......................  0.00%           B           $205.36         5
1290 VT SOCIALLY RESPONSIBLE......................  0.60%           B           $182.75         7
1290 VT SOCIALLY RESPONSIBLE......................  0.80%           B           $175.75        --
1290 VT SOCIALLY RESPONSIBLE......................  0.90%           B           $172.35        --

ALL ASSET GROWTH-ALT 20...........................  0.00%           B           $ 11.11        80
ALL ASSET GROWTH-ALT 20...........................  0.00%           B           $153.87       148
ALL ASSET GROWTH-ALT 20...........................  0.60%           B           $146.02        41
ALL ASSET GROWTH-ALT 20...........................  0.80%           B           $143.49        --
ALL ASSET GROWTH-ALT 20...........................  0.90%           B           $142.24         1

AMERICAN FUNDS INSURANCE SERIES(R) GLOBAL SMALL
 CAPITALIZATION FUND/SM/..........................  0.00%        CLASS 4        $ 13.09        57
AMERICAN FUNDS INSURANCE SERIES(R) GLOBAL SMALL
 CAPITALIZATION FUND/SM/..........................  0.00%        CLASS 4        $130.88        36

-----------
The accompanying notes are an integral part of these financial statements.

                                    FSA-27

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2018

                                                                                             UNITS
                                                   CONTRACT                               OUTSTANDING
                                                   CHARGES*   SHARE CLASS**    UNIT VALUE (000'S)***
                                                   -------- -----------------  ---------- -----------
AMERICAN FUNDS INSURANCE SERIES(R) GLOBAL SMALL
 CAPITALIZATION FUND/SM/..........................  0.60%        CLASS 4        $126.51        17
AMERICAN FUNDS INSURANCE SERIES(R) GLOBAL SMALL
 CAPITALIZATION FUND/SM/..........................  0.80%        CLASS 4        $125.08        --
AMERICAN FUNDS INSURANCE SERIES(R) GLOBAL SMALL
 CAPITALIZATION FUND/SM/..........................  0.90%        CLASS 4        $124.37         5

AMERICAN FUNDS INSURANCE SERIES(R) NEW WORLD
 FUND(R)..........................................  0.00%        CLASS 4        $ 11.03       254
AMERICAN FUNDS INSURANCE SERIES(R) NEW WORLD
 FUND(R)..........................................  0.00%        CLASS 4        $110.32        99
AMERICAN FUNDS INSURANCE SERIES(R) NEW WORLD
 FUND(R)..........................................  0.60%        CLASS 4        $106.64        45
AMERICAN FUNDS INSURANCE SERIES(R) NEW WORLD
 FUND(R)..........................................  0.80%        CLASS 4        $105.43        --
AMERICAN FUNDS INSURANCE SERIES(R) NEW WORLD
 FUND(R)..........................................  0.90%        CLASS 4        $104.83         6

AXA 400 MANAGED VOLATILITY........................  0.00%           B           $191.95        13
AXA 400 MANAGED VOLATILITY........................  0.60%           B           $182.16        10
AXA 400 MANAGED VOLATILITY........................  0.80%           B           $179.00        --
AXA 400 MANAGED VOLATILITY........................  0.90%           B           $177.44        --

AXA 500 MANAGED VOLATILITY........................  0.00%           B           $214.17        34
AXA 500 MANAGED VOLATILITY........................  0.60%           B           $203.25        14
AXA 500 MANAGED VOLATILITY........................  0.80%           B           $199.72        --
AXA 500 MANAGED VOLATILITY........................  0.90%           B           $197.98         1

AXA 2000 MANAGED VOLATILITY.......................  0.00%           B           $179.09        16
AXA 2000 MANAGED VOLATILITY.......................  0.60%           B           $169.96         7
AXA 2000 MANAGED VOLATILITY.......................  0.80%           B           $167.01        --
AXA 2000 MANAGED VOLATILITY.......................  0.90%           B           $165.56         1

AXA AGGRESSIVE ALLOCATION.........................  0.00%           A           $ 24.19        70
AXA AGGRESSIVE ALLOCATION.........................  0.00%           A           $145.10        --
AXA AGGRESSIVE ALLOCATION.........................  0.00%           A           $240.35       111
AXA AGGRESSIVE ALLOCATION.........................  0.60%           A           $219.28       123
AXA AGGRESSIVE ALLOCATION.........................  0.80%           A           $212.64         1
AXA AGGRESSIVE ALLOCATION.........................  0.90%           A           $209.40         5
AXA AGGRESSIVE ALLOCATION.........................  0.00%           B           $235.46       295
AXA AGGRESSIVE ALLOCATION.........................  0.60%           B           $214.81        45

AXA BALANCED STRATEGY.............................  0.00%           B           $156.00       246

AXA CONSERVATIVE ALLOCATION.......................  0.00%           A           $ 14.78       138
AXA CONSERVATIVE ALLOCATION.......................  0.00%           A           $132.64         5
AXA CONSERVATIVE ALLOCATION.......................  0.00%           A           $162.27        37
AXA CONSERVATIVE ALLOCATION.......................  0.60%           A           $148.05        62
AXA CONSERVATIVE ALLOCATION.......................  0.80%           A           $143.57        --
AXA CONSERVATIVE ALLOCATION.......................  0.90%           A           $141.38        14
AXA CONSERVATIVE ALLOCATION.......................  0.00%           B           $158.96        35
AXA CONSERVATIVE ALLOCATION.......................  0.60%           B           $145.02        12

AXA CONSERVATIVE GROWTH STRATEGY..................  0.00%           B           $146.65        48

AXA CONSERVATIVE STRATEGY.........................  0.00%           B           $128.64        23

AXA CONSERVATIVE-PLUS ALLOCATION..................  0.00%           A           $ 17.11       126
AXA CONSERVATIVE-PLUS ALLOCATION..................  0.00%           A           $137.55        --
AXA CONSERVATIVE-PLUS ALLOCATION..................  0.00%           A           $181.08        32
AXA CONSERVATIVE-PLUS ALLOCATION..................  0.60%           A           $165.20        48
AXA CONSERVATIVE-PLUS ALLOCATION..................  0.80%           A           $160.20         1
AXA CONSERVATIVE-PLUS ALLOCATION..................  0.90%           A           $157.76         2
AXA CONSERVATIVE-PLUS ALLOCATION..................  0.00%           B           $177.40        63
AXA CONSERVATIVE-PLUS ALLOCATION..................  0.60%           B           $161.84        14

-----------
The accompanying notes are an integral part of these financial statements.

                                    FSA-28

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2018

                                                                                             UNITS
                                                   CONTRACT                               OUTSTANDING
                                                   CHARGES*   SHARE CLASS**    UNIT VALUE (000'S)***
                                                   -------- -----------------  ---------- -----------

AXA GLOBAL EQUITY MANAGED VOLATILITY..............  0.00%           A           $ 25.35        32
AXA GLOBAL EQUITY MANAGED VOLATILITY..............  0.00%           A           $358.64         1
AXA GLOBAL EQUITY MANAGED VOLATILITY..............  0.00%           A           $577.44        44
AXA GLOBAL EQUITY MANAGED VOLATILITY..............  0.00%           B           $309.60        88
AXA GLOBAL EQUITY MANAGED VOLATILITY..............  0.60%           B           $272.24       210
AXA GLOBAL EQUITY MANAGED VOLATILITY..............  0.60%           B           $369.11        11
AXA GLOBAL EQUITY MANAGED VOLATILITY..............  0.80%           B           $260.76         1
AXA GLOBAL EQUITY MANAGED VOLATILITY..............  0.90%           B           $255.21        19

AXA GROWTH STRATEGY...............................  0.00%           B           $176.45       332

AXA INTERNATIONAL CORE MANAGED VOLATILITY.........  0.00%           A           $236.86        50
AXA INTERNATIONAL CORE MANAGED VOLATILITY.........  0.60%           A           $168.13         3
AXA INTERNATIONAL CORE MANAGED VOLATILITY.........  0.00%           B           $153.51       120
AXA INTERNATIONAL CORE MANAGED VOLATILITY.........  0.60%           B           $136.20       133
AXA INTERNATIONAL CORE MANAGED VOLATILITY.........  0.80%           B           $131.39        --
AXA INTERNATIONAL CORE MANAGED VOLATILITY.........  0.90%           B           $128.46        18

AXA INTERNATIONAL MANAGED VOLATILITY..............  0.00%           B           $120.70        26
AXA INTERNATIONAL MANAGED VOLATILITY..............  0.60%           B           $114.55         3
AXA INTERNATIONAL MANAGED VOLATILITY..............  0.80%           B           $112.56        --
AXA INTERNATIONAL MANAGED VOLATILITY..............  0.90%           B           $111.58        --

AXA INTERNATIONAL VALUE MANAGED VOLATILITY........  0.00%           A           $ 16.35        35
AXA INTERNATIONAL VALUE MANAGED VOLATILITY........  0.00%           A           $175.27         2
AXA INTERNATIONAL VALUE MANAGED VOLATILITY........  0.00%           A           $223.17        61
AXA INTERNATIONAL VALUE MANAGED VOLATILITY........  0.60%           A           $156.54         1
AXA INTERNATIONAL VALUE MANAGED VOLATILITY........  0.00%           B           $163.14       112
AXA INTERNATIONAL VALUE MANAGED VOLATILITY........  0.60%           B           $156.58         4
AXA INTERNATIONAL VALUE MANAGED VOLATILITY........  0.60%           B           $159.87       184
AXA INTERNATIONAL VALUE MANAGED VOLATILITY........  0.80%           B           $139.64         2
AXA INTERNATIONAL VALUE MANAGED VOLATILITY........  0.90%           B           $150.30        23

AXA LARGE CAP CORE MANAGED VOLATILITY.............  0.00%           A           $ 29.69        13
AXA LARGE CAP CORE MANAGED VOLATILITY.............  0.00%           A           $333.18        12
AXA LARGE CAP CORE MANAGED VOLATILITY.............  0.60%           A           $229.45        --
AXA LARGE CAP CORE MANAGED VOLATILITY.............  0.00%           B           $214.54        74
AXA LARGE CAP CORE MANAGED VOLATILITY.............  0.60%           B           $190.70        37
AXA LARGE CAP CORE MANAGED VOLATILITY.............  0.80%           B           $183.32        --
AXA LARGE CAP CORE MANAGED VOLATILITY.............  0.90%           B           $179.74         2

AXA LARGE CAP GROWTH MANAGED VOLATILITY...........  0.00%           A           $ 34.99        13
AXA LARGE CAP GROWTH MANAGED VOLATILITY...........  0.00%           A           $342.43        --
AXA LARGE CAP GROWTH MANAGED VOLATILITY...........  0.00%           A           $450.72        94
AXA LARGE CAP GROWTH MANAGED VOLATILITY...........  0.60%           A           $275.09         6
AXA LARGE CAP GROWTH MANAGED VOLATILITY...........  0.00%           B           $430.17        84
AXA LARGE CAP GROWTH MANAGED VOLATILITY...........  0.60%           B           $216.95        41
AXA LARGE CAP GROWTH MANAGED VOLATILITY...........  0.60%           B           $377.58       379
AXA LARGE CAP GROWTH MANAGED VOLATILITY...........  0.80%           B           $361.45         5
AXA LARGE CAP GROWTH MANAGED VOLATILITY...........  0.90%           B           $353.64        27

AXA LARGE CAP VALUE MANAGED VOLATILITY............  0.00%           A           $ 25.23        12
AXA LARGE CAP VALUE MANAGED VOLATILITY............  0.00%           A           $213.05         1
AXA LARGE CAP VALUE MANAGED VOLATILITY............  0.00%           A           $217.16        89
AXA LARGE CAP VALUE MANAGED VOLATILITY............  0.00%           A           $287.53       198
AXA LARGE CAP VALUE MANAGED VOLATILITY............  0.60%           A           $196.08        11

-----------
The accompanying notes are an integral part of these financial statements.

                                    FSA-29

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2018

                                                                                             UNITS
                                                   CONTRACT                               OUTSTANDING
                                                   CHARGES*   SHARE CLASS**    UNIT VALUE (000'S)***
                                                   -------- -----------------  ---------- -----------
AXA LARGE CAP VALUE MANAGED VOLATILITY............  0.60%           A           $223.86       575
AXA LARGE CAP VALUE MANAGED VOLATILITY............  0.80%           A           $185.88        14
AXA LARGE CAP VALUE MANAGED VOLATILITY............  0.90%           A           $210.45        96
AXA LARGE CAP VALUE MANAGED VOLATILITY............  0.00%           B           $214.35        83
AXA LARGE CAP VALUE MANAGED VOLATILITY............  0.60%           B           $189.76         6
AXA LARGE CAP VALUE MANAGED VOLATILITY............  0.60%           B           $220.96       428
AXA LARGE CAP VALUE MANAGED VOLATILITY............  0.90%           B           $207.72        --

AXA MID CAP VALUE MANAGED VOLATILITY..............  0.00%           A           $ 30.35        16
AXA MID CAP VALUE MANAGED VOLATILITY..............  0.00%           A           $269.59         1
AXA MID CAP VALUE MANAGED VOLATILITY..............  0.00%           A           $348.51        23
AXA MID CAP VALUE MANAGED VOLATILITY..............  0.00%           A           $374.40       106
AXA MID CAP VALUE MANAGED VOLATILITY..............  0.60%           A           $255.98         4
AXA MID CAP VALUE MANAGED VOLATILITY..............  0.60%           A           $297.15        19
AXA MID CAP VALUE MANAGED VOLATILITY..............  0.60%           A           $305.90       314
AXA MID CAP VALUE MANAGED VOLATILITY..............  0.80%           A           $292.83         3
AXA MID CAP VALUE MANAGED VOLATILITY..............  0.90%           A           $286.51        24
AXA MID CAP VALUE MANAGED VOLATILITY..............  0.00%           B           $347.03        35

AXA MODERATE ALLOCATION...........................  0.00%           A           $ 18.27       369
AXA MODERATE ALLOCATION...........................  0.00%           A           $137.48         4
AXA MODERATE ALLOCATION...........................  0.00%           A           $393.57       185
AXA MODERATE ALLOCATION...........................  0.60%           A           $832.85       627
AXA MODERATE ALLOCATION...........................  0.80%           A           $266.75         9
AXA MODERATE ALLOCATION...........................  0.90%           A           $335.95       129
AXA MODERATE ALLOCATION...........................  0.00%           B           $193.78       520
AXA MODERATE ALLOCATION...........................  0.60%           B           $175.85       289

AXA MODERATE GROWTH STRATEGY......................  0.00%           B           $166.06       643

AXA MODERATE-PLUS ALLOCATION......................  0.00%           A           $ 21.08       490
AXA MODERATE-PLUS ALLOCATION......................  0.00%           A           $142.76         2
AXA MODERATE-PLUS ALLOCATION......................  0.00%           A           $222.44       362
AXA MODERATE-PLUS ALLOCATION......................  0.60%           A           $202.93       290
AXA MODERATE-PLUS ALLOCATION......................  0.80%           A           $196.79         3
AXA MODERATE-PLUS ALLOCATION......................  0.90%           A           $193.79        43
AXA MODERATE-PLUS ALLOCATION......................  0.00%           B           $217.90       926
AXA MODERATE-PLUS ALLOCATION......................  0.60%           B           $198.79       158

AXA/AB SMALL CAP GROWTH...........................  0.00%           A           $ 38.70       137
AXA/AB SMALL CAP GROWTH...........................  0.00%           A           $508.91        64
AXA/AB SMALL CAP GROWTH...........................  0.60%           A           $446.68       172
AXA/AB SMALL CAP GROWTH...........................  0.80%           A           $427.59         3
AXA/AB SMALL CAP GROWTH...........................  0.90%           A           $418.36        18
AXA/AB SMALL CAP GROWTH...........................  0.00%           B           $417.73        35
AXA/AB SMALL CAP GROWTH...........................  0.60%           B           $331.02       147

AXA/CLEARBRIDGE LARGE CAP GROWTH..................  0.00%           A           $ 35.48        78
AXA/CLEARBRIDGE LARGE CAP GROWTH..................  0.00%           A           $333.99        --
AXA/CLEARBRIDGE LARGE CAP GROWTH..................  0.00%           A           $470.86        18
AXA/CLEARBRIDGE LARGE CAP GROWTH..................  0.00%           B           $269.42       124
AXA/CLEARBRIDGE LARGE CAP GROWTH..................  0.60%           B           $232.39       127
AXA/CLEARBRIDGE LARGE CAP GROWTH..................  0.80%           B           $230.65         1
AXA/CLEARBRIDGE LARGE CAP GROWTH..................  0.90%           B           $226.20        11

-----------
The accompanying notes are an integral part of these financial statements.

                                    FSA-30

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2018

                                                                                             UNITS
                                                   CONTRACT                               OUTSTANDING
                                                   CHARGES*   SHARE CLASS**    UNIT VALUE (000'S)***
                                                   -------- -----------------  ---------- -----------

AXA/JANUS ENTERPRISE..............................  0.00%           A           $198.06        32
AXA/JANUS ENTERPRISE..............................  0.60%           A           $184.59        59
AXA/JANUS ENTERPRISE..............................  0.80%           A           $180.29        --
AXA/JANUS ENTERPRISE..............................  0.90%           A           $178.18         5
AXA/JANUS ENTERPRISE..............................  0.00%           B           $ 11.35        14
AXA/JANUS ENTERPRISE..............................  0.00%           B           $286.64        65
AXA/JANUS ENTERPRISE..............................  0.60%           B           $182.43        25

AXA/LOOMIS SAYLES GROWTH..........................  0.00%           A           $ 25.82        65
AXA/LOOMIS SAYLES GROWTH..........................  0.00%           A           $275.24         8
AXA/LOOMIS SAYLES GROWTH..........................  0.60%           A           $256.53        39
AXA/LOOMIS SAYLES GROWTH..........................  0.80%           A           $250.55        --
AXA/LOOMIS SAYLES GROWTH..........................  0.90%           A           $247.62         4
AXA/LOOMIS SAYLES GROWTH..........................  0.00%           B           $336.10        60
AXA/LOOMIS SAYLES GROWTH..........................  0.60%           B           $253.58        18

BLACKROCK GLOBAL ALLOCATION V.I. FUND.............  0.00%       CLASS III       $ 14.25       293
BLACKROCK GLOBAL ALLOCATION V.I. FUND.............  0.00%       CLASS III       $142.46         9

CHARTER/SM /MULTI-SECTOR BOND.....................  0.00%           A           $ 14.66        43
CHARTER/SM /MULTI-SECTOR BOND.....................  0.00%           A           $238.57        67
CHARTER/SM /MULTI-SECTOR BOND.....................  0.60%           A           $393.16        82
CHARTER/SM /MULTI-SECTOR BOND.....................  0.80%           A           $154.48         3
CHARTER/SM /MULTI-SECTOR BOND.....................  0.90%           A           $229.10        17
CHARTER/SM /MULTI-SECTOR BOND.....................  0.00%           B           $144.32        43
CHARTER/SM /MULTI-SECTOR BOND.....................  0.60%           B           $110.73        75

CHARTER/SM /SMALL CAP GROWTH......................  0.00%           B           $156.94         1
CHARTER/SM /SMALL CAP GROWTH......................  0.00%           B           $230.14        41
CHARTER/SM /SMALL CAP GROWTH......................  0.60%           B           $146.34        19
CHARTER/SM/ SMALL CAP GROWTH......................  0.80%           B           $142.95        --
CHARTER/SM/ SMALL CAP GROWTH......................  0.90%           B           $141.28         1

CHARTER/SM/ SMALL CAP VALUE.......................  0.00%           A           $293.02        36
CHARTER/SM/ SMALL CAP VALUE.......................  0.60%           A           $267.34         1
CHARTER/SM/ SMALL CAP VALUE.......................  0.00%           B           $307.37        17
CHARTER/SM/ SMALL CAP VALUE.......................  0.60%           B           $266.60         2
CHARTER/SM/ SMALL CAP VALUE.......................  0.60%           B           $273.81        27
CHARTER/SM/ SMALL CAP VALUE.......................  0.80%           B           $263.08        --
CHARTER/SM/ SMALL CAP VALUE.......................  0.90%           B           $257.41        --
CHARTER/SM /SMALL CAP VALUE.......................  0.90%           B           $257.99         2

CLEARBRIDGE VARIABLE MID CAP PORTFOLIO............  0.00%       CLASS II        $ 11.07        56

EQ/AMERICAN CENTURY MID CAP VALUE.................  0.00%           B           $ 21.75       242
EQ/AMERICAN CENTURY MID CAP VALUE.................  0.00%           B           $217.49       116
EQ/AMERICAN CENTURY MID CAP VALUE.................  0.60%           B           $206.40        79
EQ/AMERICAN CENTURY MID CAP VALUE.................  0.80%           B           $202.82        --
EQ/AMERICAN CENTURY MID CAP VALUE.................  0.90%           B           $201.05         6

EQ/BLACKROCK BASIC VALUE EQUITY...................  0.00%           A           $ 27.63       156
EQ/BLACKROCK BASIC VALUE EQUITY...................  0.00%           A           $258.09         3
EQ/BLACKROCK BASIC VALUE EQUITY...................  0.00%           A           $360.36        83
EQ/BLACKROCK BASIC VALUE EQUITY...................  0.60%           A           $328.79         2
EQ/BLACKROCK BASIC VALUE EQUITY...................  0.00%           B           $474.29       116
EQ/BLACKROCK BASIC VALUE EQUITY...................  0.60%           B           $272.25        22

-----------
The accompanying notes are an integral part of these financial statements.

                                    FSA-31

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2018

                                                                                             UNITS
                                                   CONTRACT                               OUTSTANDING
                                                   CHARGES*   SHARE CLASS**    UNIT VALUE (000'S)***
                                                   -------- -----------------  ---------- -----------
EQ/BLACKROCK BASIC VALUE EQUITY...................  0.60%           B          $  416.31      188
EQ/BLACKROCK BASIC VALUE EQUITY...................  0.80%           B          $  398.52        2
EQ/BLACKROCK BASIC VALUE EQUITY...................  0.90%           B          $  389.92       19

EQ/CAPITAL GUARDIAN RESEARCH......................  0.00%           A          $   35.85       36
EQ/CAPITAL GUARDIAN RESEARCH......................  0.00%           A          $  310.61        2
EQ/CAPITAL GUARDIAN RESEARCH......................  0.00%           A          $  421.95       30
EQ/CAPITAL GUARDIAN RESEARCH......................  0.60%           A          $  262.91        2
EQ/CAPITAL GUARDIAN RESEARCH......................  0.00%           B          $  320.51       39
EQ/CAPITAL GUARDIAN RESEARCH......................  0.60%           B          $  285.30      269
EQ/CAPITAL GUARDIAN RESEARCH......................  0.80%           B          $  274.39        3
EQ/CAPITAL GUARDIAN RESEARCH......................  0.90%           B          $  269.10       26

EQ/COMMON STOCK INDEX.............................  0.00%           A          $   32.85      216
EQ/COMMON STOCK INDEX.............................  0.00%           A          $  677.71      259
EQ/COMMON STOCK INDEX.............................  0.60%           A          $1,689.68      586
EQ/COMMON STOCK INDEX.............................  0.80%           A          $  403.29       27
EQ/COMMON STOCK INDEX.............................  0.90%           A          $  683.50      134
EQ/COMMON STOCK INDEX.............................  0.00%           B          $  211.64      306
EQ/COMMON STOCK INDEX.............................  0.60%           B          $  226.64      620

EQ/CORE BOND INDEX................................  0.00%           A          $  137.67      100
EQ/CORE BOND INDEX................................  0.00%           A          $  143.89        4
EQ/CORE BOND INDEX................................  0.60%           A          $  133.22        3
EQ/CORE BOND INDEX................................  0.60%           A          $  159.26       60
EQ/CORE BOND INDEX................................  0.80%           A          $  125.45       --
EQ/CORE BOND INDEX................................  0.90%           A          $  123.31        9
EQ/CORE BOND INDEX................................  0.00%           B          $  143.04       98
EQ/CORE BOND INDEX................................  0.60%           B          $  155.62       10
EQ/CORE BOND INDEX................................  0.60%           B          $  158.32       54

EQ/EQUITY 500 INDEX...............................  0.00%           A          $   32.35      741
EQ/EQUITY 500 INDEX...............................  0.00%           A          $  777.94      262
EQ/EQUITY 500 INDEX...............................  0.60%           A          $  676.96      391
EQ/EQUITY 500 INDEX...............................  0.80%           A          $  453.55        8
EQ/EQUITY 500 INDEX...............................  0.90%           A          $  628.01       68
EQ/EQUITY 500 INDEX...............................  0.00%           B          $  235.43      722
EQ/EQUITY 500 INDEX...............................  0.60%           B          $  216.18      436

EQ/FIDELITY INSTITUTIONAL AM/SM /LARGE CAP........  0.00%           B          $   32.04      179
EQ/FIDELITY INSTITUTIONAL AM/SM /LARGE CAP........  0.00%           B          $  211.91      110
EQ/FIDELITY INSTITUTIONAL AM/SM /LARGE CAP........  0.00%           B          $  401.90       22
EQ/FIDELITY INSTITUTIONAL AM/SM /LARGE CAP........  0.60%           B          $  201.11      274
EQ/FIDELITY INSTITUTIONAL AM/SM /LARGE CAP........  0.80%           B          $  197.61       --
EQ/FIDELITY INSTITUTIONAL AM/SM /LARGE CAP........  0.90%           B          $  195.89        4

EQ/FRANKLIN RISING DIVIDENDS......................  0.00%           B          $  232.46      132
EQ/FRANKLIN RISING DIVIDENDS......................  0.60%           B          $  220.61       90
EQ/FRANKLIN RISING DIVIDENDS......................  0.80%           B          $  216.78       --
EQ/FRANKLIN RISING DIVIDENDS......................  0.90%           B          $  214.89        7

EQ/FRANKLIN STRATEGIC INCOME......................  0.00%           B          $  136.15      171
EQ/FRANKLIN STRATEGIC INCOME......................  0.60%           B          $  129.21       68
EQ/FRANKLIN STRATEGIC INCOME......................  0.80%           B          $  126.96       --
EQ/FRANKLIN STRATEGIC INCOME......................  0.90%           B          $  125.86       11

-----------
The accompanying notes are an integral part of these financial statements.

                                    FSA-32

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2018

                                                                                             UNITS
                                                   CONTRACT                               OUTSTANDING
                                                   CHARGES*   SHARE CLASS**    UNIT VALUE (000'S)***
                                                   -------- -----------------  ---------- -----------

EQ/GLOBAL BOND PLUS...............................  0.00%           A           $ 12.44        51
EQ/GLOBAL BOND PLUS...............................  0.00%           A           $142.20        18
EQ/GLOBAL BOND PLUS...............................  0.60%           A           $124.12        26
EQ/GLOBAL BOND PLUS...............................  0.80%           A           $121.23        --
EQ/GLOBAL BOND PLUS...............................  0.90%           A           $119.81         9
EQ/GLOBAL BOND PLUS...............................  0.00%           B           $135.52        51
EQ/GLOBAL BOND PLUS...............................  0.60%           B           $122.66        18

EQ/GOLDMAN SACHS MID CAP VALUE....................  0.00%           B           $182.47        35
EQ/GOLDMAN SACHS MID CAP VALUE....................  0.60%           B           $173.16        12
EQ/GOLDMAN SACHS MID CAP VALUE....................  0.80%           B           $170.16        --
EQ/GOLDMAN SACHS MID CAP VALUE....................  0.90%           B           $168.67         1

EQ/INTERMEDIATE GOVERNMENT BOND...................  0.00%           A           $ 11.39        88
EQ/INTERMEDIATE GOVERNMENT BOND...................  0.00%           A           $237.70        46
EQ/INTERMEDIATE GOVERNMENT BOND...................  0.60%           A           $251.73        60
EQ/INTERMEDIATE GOVERNMENT BOND...................  0.80%           A           $177.01         1
EQ/INTERMEDIATE GOVERNMENT BOND...................  0.90%           A           $199.78        12
EQ/INTERMEDIATE GOVERNMENT BOND...................  0.00%           B           $125.27         5
EQ/INTERMEDIATE GOVERNMENT BOND...................  0.00%           B           $170.68        30
EQ/INTERMEDIATE GOVERNMENT BOND...................  0.60%           B           $151.63        84

EQ/INTERNATIONAL EQUITY INDEX.....................  0.00%           A           $ 17.22       319
EQ/INTERNATIONAL EQUITY INDEX.....................  0.00%           A           $199.45       274
EQ/INTERNATIONAL EQUITY INDEX.....................  0.60%           A           $172.89       836
EQ/INTERNATIONAL EQUITY INDEX.....................  0.80%           A           $139.66         7
EQ/INTERNATIONAL EQUITY INDEX.....................  0.90%           A           $160.91        79
EQ/INTERNATIONAL EQUITY INDEX.....................  0.00%           B           $136.17       189
EQ/INTERNATIONAL EQUITY INDEX.....................  0.60%           B           $128.40       218
EQ/INTERNATIONAL EQUITY INDEX.....................  0.90%           B           $118.46        --

EQ/INVESCO COMSTOCK...............................  0.00%           A           $ 11.79        22
EQ/INVESCO COMSTOCK...............................  0.00%           A           $169.29        37
EQ/INVESCO COMSTOCK...............................  0.60%           A           $157.77        28
EQ/INVESCO COMSTOCK...............................  0.80%           A           $154.10        --
EQ/INVESCO COMSTOCK...............................  0.90%           A           $152.29         5
EQ/INVESCO COMSTOCK...............................  0.00%           B           $215.50        54
EQ/INVESCO COMSTOCK...............................  0.60%           B           $155.85        14

EQ/INVESCO GLOBAL REAL ESTATE.....................  0.00%           B           $ 16.47       251
EQ/INVESCO GLOBAL REAL ESTATE.....................  0.00%           B           $164.67       143
EQ/INVESCO GLOBAL REAL ESTATE.....................  0.60%           B           $156.28        48
EQ/INVESCO GLOBAL REAL ESTATE.....................  0.80%           B           $153.57        --
EQ/INVESCO GLOBAL REAL ESTATE.....................  0.90%           B           $152.23         7

EQ/INVESCO INTERNATIONAL GROWTH...................  0.00%           B           $ 14.21       330
EQ/INVESCO INTERNATIONAL GROWTH...................  0.00%           B           $142.11       136
EQ/INVESCO INTERNATIONAL GROWTH...................  0.60%           B           $134.86        55
EQ/INVESCO INTERNATIONAL GROWTH...................  0.80%           B           $132.52        --
EQ/INVESCO INTERNATIONAL GROWTH...................  0.90%           B           $131.36         5

EQ/IVY ENERGY.....................................  0.00%           B           $  7.26       119
EQ/IVY ENERGY.....................................  0.00%           B           $ 72.62        88
EQ/IVY ENERGY.....................................  0.60%           B           $ 68.92        42
EQ/IVY ENERGY.....................................  0.80%           B           $ 67.72        --
EQ/IVY ENERGY.....................................  0.90%           B           $ 67.13         1

-----------
The accompanying notes are an integral part of these financial statements.

                                    FSA-33

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2018

                                                                                             UNITS
                                                   CONTRACT                               OUTSTANDING
                                                   CHARGES*   SHARE CLASS**    UNIT VALUE (000'S)***
                                                   -------- -----------------  ---------- -----------

EQ/IVY MID CAP GROWTH.............................  0.00%           B           $ 23.22       127
EQ/IVY MID CAP GROWTH.............................  0.00%           B           $232.22        81
EQ/IVY MID CAP GROWTH.............................  0.60%           B           $220.39        49
EQ/IVY MID CAP GROWTH.............................  0.80%           B           $216.56        --
EQ/IVY MID CAP GROWTH.............................  0.90%           B           $214.67         3

EQ/IVY SCIENCE AND TECHNOLOGY.....................  0.00%           B           $ 25.37        83
EQ/IVY SCIENCE AND TECHNOLOGY.....................  0.00%           B           $169.19       100
EQ/IVY SCIENCE AND TECHNOLOGY.....................  0.00%           B           $253.69        17
EQ/IVY SCIENCE AND TECHNOLOGY.....................  0.60%           B           $163.54        51
EQ/IVY SCIENCE AND TECHNOLOGY.....................  0.80%           B           $161.69        --
EQ/IVY SCIENCE AND TECHNOLOGY.....................  0.90%           B           $160.77         6

EQ/JPMORGAN VALUE OPPORTUNITIES...................  0.00%           A           $ 30.81        90
EQ/JPMORGAN VALUE OPPORTUNITIES...................  0.00%           A           $269.07        --
EQ/JPMORGAN VALUE OPPORTUNITIES...................  0.00%           A           $350.51        10
EQ/JPMORGAN VALUE OPPORTUNITIES...................  0.00%           B           $327.29        41
EQ/JPMORGAN VALUE OPPORTUNITIES...................  0.60%           B           $201.61         8
EQ/JPMORGAN VALUE OPPORTUNITIES...................  0.60%           B           $287.28        63
EQ/JPMORGAN VALUE OPPORTUNITIES...................  0.80%           B           $275.00         1
EQ/JPMORGAN VALUE OPPORTUNITIES...................  0.90%           B           $269.06        14

EQ/LARGE CAP GROWTH INDEX.........................  0.00%           A           $ 41.17        52
EQ/LARGE CAP GROWTH INDEX.........................  0.00%           A           $367.70         2
EQ/LARGE CAP GROWTH INDEX.........................  0.00%           A           $442.02        37
EQ/LARGE CAP GROWTH INDEX.........................  0.60%           A           $290.81         1
EQ/LARGE CAP GROWTH INDEX.........................  0.00%           B           $219.96       131
EQ/LARGE CAP GROWTH INDEX.........................  0.60%           B           $195.52       486
EQ/LARGE CAP GROWTH INDEX.........................  0.80%           B           $187.95         5
EQ/LARGE CAP GROWTH INDEX.........................  0.90%           B           $184.28        22

EQ/LARGE CAP VALUE INDEX..........................  0.00%           A           $108.69        38
EQ/LARGE CAP VALUE INDEX..........................  0.60%           A           $101.30        37
EQ/LARGE CAP VALUE INDEX..........................  0.80%           A           $ 98.94        --
EQ/LARGE CAP VALUE INDEX..........................  0.90%           A           $ 97.78        31
EQ/LARGE CAP VALUE INDEX..........................  0.00%           B           $125.20        88
EQ/LARGE CAP VALUE INDEX..........................  0.60%           B           $100.13        26

EQ/LAZARD EMERGING MARKETS EQUITY.................  0.00%           B           $ 10.83       527
EQ/LAZARD EMERGING MARKETS EQUITY.................  0.00%           B           $108.31       317
EQ/LAZARD EMERGING MARKETS EQUITY.................  0.60%           B           $102.79       113
EQ/LAZARD EMERGING MARKETS EQUITY.................  0.80%           B           $101.00        --
EQ/LAZARD EMERGING MARKETS EQUITY.................  0.90%           B           $100.12         9

EQ/MFS INTERNATIONAL GROWTH.......................  0.00%           B           $141.11        68
EQ/MFS INTERNATIONAL GROWTH.......................  0.00%           B           $225.18        96
EQ/MFS INTERNATIONAL GROWTH.......................  0.60%           B           $131.51        97
EQ/MFS INTERNATIONAL GROWTH.......................  0.80%           B           $128.45        --
EQ/MFS INTERNATIONAL GROWTH.......................  0.90%           B           $126.94        20

EQ/MFS INTERNATIONAL VALUE........................  0.00%           B           $ 19.84       589
EQ/MFS INTERNATIONAL VALUE........................  0.00%           B           $198.35       297
EQ/MFS INTERNATIONAL VALUE........................  0.60%           B           $188.24       153
EQ/MFS INTERNATIONAL VALUE........................  0.80%           B           $184.97        --
EQ/MFS INTERNATIONAL VALUE........................  0.90%           B           $183.36        18

-----------
The accompanying notes are an integral part of these financial statements.

                                    FSA-34

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2018

                                                                                             UNITS
                                                   CONTRACT                               OUTSTANDING
                                                   CHARGES*   SHARE CLASS**    UNIT VALUE (000'S)***
                                                   -------- -----------------  ---------- -----------

EQ/MFS UTILITIES SERIES...........................  0.00%           B           $ 19.86       101
EQ/MFS UTILITIES SERIES...........................  0.00%           B           $198.59         1

EQ/MID CAP INDEX..................................  0.00%           A           $ 35.31       125
EQ/MID CAP INDEX..................................  0.00%           A           $273.01         8
EQ/MID CAP INDEX..................................  0.00%           A           $403.99        64
EQ/MID CAP INDEX..................................  0.60%           A           $273.70         5
EQ/MID CAP INDEX..................................  0.00%           B           $258.04       160
EQ/MID CAP INDEX..................................  0.60%           B           $231.08       241
EQ/MID CAP INDEX..................................  0.80%           B           $222.70         1
EQ/MID CAP INDEX..................................  0.90%           B           $218.63        15

EQ/MONEY MARKET...................................  0.00%           A           $ 10.17        58
EQ/MONEY MARKET...................................  0.00%           A           $ 10.21       980
EQ/MONEY MARKET...................................  0.00%           A           $174.96       180
EQ/MONEY MARKET...................................  0.60%           A           $242.58       235
EQ/MONEY MARKET...................................  0.80%           A           $135.63         1
EQ/MONEY MARKET...................................  0.90%           A           $149.35        15
EQ/MONEY MARKET...................................  0.00%           B           $133.70       148
EQ/MONEY MARKET...................................  0.60%           B           $124.25       183

EQ/PIMCO REAL RETURN..............................  0.00%           B           $ 12.32       119
EQ/PIMCO REAL RETURN..............................  0.00%           B           $123.20       134
EQ/PIMCO REAL RETURN..............................  0.60%           B           $116.92        48
EQ/PIMCO REAL RETURN..............................  0.80%           B           $114.89        --
EQ/PIMCO REAL RETURN..............................  0.90%           B           $113.89         4

EQ/PIMCO TOTAL RETURN.............................  0.00%           B           $ 12.99       219
EQ/PIMCO TOTAL RETURN.............................  0.00%           B           $129.93       302
EQ/PIMCO TOTAL RETURN.............................  0.60%           B           $123.31       183
EQ/PIMCO TOTAL RETURN.............................  0.80%           B           $121.17         1
EQ/PIMCO TOTAL RETURN.............................  0.90%           B           $120.11        30

EQ/PIMCO ULTRA SHORT BOND.........................  0.00%           A           $121.24        57
EQ/PIMCO ULTRA SHORT BOND.........................  0.60%           A           $102.86         2
EQ/PIMCO ULTRA SHORT BOND.........................  0.60%           A           $112.99        69
EQ/PIMCO ULTRA SHORT BOND.........................  0.80%           A           $110.36        --
EQ/PIMCO ULTRA SHORT BOND.........................  0.90%           A           $109.07         8
EQ/PIMCO ULTRA SHORT BOND.........................  0.00%           B           $124.24       101
EQ/PIMCO ULTRA SHORT BOND.........................  0.60%           B           $112.39        44

EQ/QUALITY BOND PLUS..............................  0.00%           A           $ 12.45        62
EQ/QUALITY BOND PLUS..............................  0.00%           A           $257.31        26
EQ/QUALITY BOND PLUS..............................  0.60%           A           $208.51        67
EQ/QUALITY BOND PLUS..............................  0.80%           A           $188.46         1
EQ/QUALITY BOND PLUS..............................  0.90%           A           $193.19         7
EQ/QUALITY BOND PLUS..............................  0.00%           B           $173.62        38
EQ/QUALITY BOND PLUS..............................  0.60%           B           $154.00        78

EQ/SMALL COMPANY INDEX............................  0.00%           A           $ 30.87       108
EQ/SMALL COMPANY INDEX............................  0.00%           A           $183.31         1
EQ/SMALL COMPANY INDEX............................  0.00%           A           $457.91        50
EQ/SMALL COMPANY INDEX............................  0.60%           A           $285.70         8
EQ/SMALL COMPANY INDEX............................  0.60%           A           $368.53        46
EQ/SMALL COMPANY INDEX............................  0.80%           A           $355.04        --
EQ/SMALL COMPANY INDEX............................  0.90%           A           $349.48         6

-----------
The accompanying notes are an integral part of these financial statements.

                                    FSA-35

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2018

                                                                                                  UNITS
                                                        CONTRACT                               OUTSTANDING
                                                        CHARGES*   SHARE CLASS**    UNIT VALUE (000'S)***
                                                        -------- -----------------  ---------- -----------
EQ/SMALL COMPANY INDEX.................................  0.00%           B           $332.45        99
EQ/SMALL COMPANY INDEX.................................  0.60%           B           $320.75        --
EQ/SMALL COMPANY INDEX.................................  0.60%           B           $324.91        26
EQ/SMALL COMPANY INDEX.................................  0.90%           B           $305.45        --

EQ/T. ROWE PRICE GROWTH STOCK..........................  0.00%           A           $ 43.42       352
EQ/T. ROWE PRICE GROWTH STOCK..........................  0.00%           A           $249.97        --
EQ/T. ROWE PRICE GROWTH STOCK..........................  0.00%           A           $250.49        --
EQ/T. ROWE PRICE GROWTH STOCK..........................  0.60%           A           $233.23         1
EQ/T. ROWE PRICE GROWTH STOCK..........................  0.00%           B           $246.83        30
EQ/T. ROWE PRICE GROWTH STOCK..........................  0.00%           B           $293.39       135
EQ/T. ROWE PRICE GROWTH STOCK..........................  0.60%           B           $230.30       207
EQ/T. ROWE PRICE GROWTH STOCK..........................  0.80%           B           $225.02         1
EQ/T. ROWE PRICE GROWTH STOCK..........................  0.90%           B           $222.42        17

EQ/T. ROWE PRICE HEALTH SCIENCES.......................  0.00%           B           $ 39.13       127
EQ/T. ROWE PRICE HEALTH SCIENCES.......................  0.00%           B           $391.31         7

EQ/UBS GROWTH & INCOME.................................  0.00%           B           $167.13         1
EQ/UBS GROWTH & INCOME.................................  0.00%           B           $240.25        22
EQ/UBS GROWTH & INCOME.................................  0.60%           B           $155.77        34
EQ/UBS GROWTH & INCOME.................................  0.80%           B           $152.14        --
EQ/UBS GROWTH & INCOME.................................  0.90%           B           $150.36         3

FIDELITY(R) VIP ASSET MANAGER: GROWTH PORTFOLIO........  0.00%    SERVICE CLASS 2    $ 24.21        10
FIDELITY(R) VIP ASSET MANAGER: GROWTH PORTFOLIO........  0.00%    SERVICE CLASS 2    $250.34         4

FIDELITY(R) VIP EQUITY-INCOME PORTFOLIO................  0.00%    SERVICE CLASS 2    $ 28.25        46
FIDELITY(R) VIP EQUITY-INCOME PORTFOLIO................  0.00%    SERVICE CLASS 2    $300.33         1

FIDELITY(R) VIP GOVERNMENT MONEY MARKET PORTFOLIO......  0.00%    SERVICE CLASS 2    $ 10.21       101
FIDELITY(R) VIP GOVERNMENT MONEY MARKET PORTFOLIO......  0.00%    SERVICE CLASS 2    $102.14         4

FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO..............  0.00%    SERVICE CLASS 2    $ 30.46        56
FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO..............  0.00%    SERVICE CLASS 2    $220.09        19
FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO..............  0.00%    SERVICE CLASS 2    $299.00         1
FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO..............  0.60%    SERVICE CLASS 2    $208.87        11
FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO..............  0.90%    SERVICE CLASS 2    $203.46         1

FIDELITY(R) VIP HIGH INCOME PORTFOLIO..................  0.00%    SERVICE CLASS 2    $ 24.37        55
FIDELITY(R) VIP HIGH INCOME PORTFOLIO..................  0.00%    SERVICE CLASS 2    $253.48         5

FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO........  0.00%    SERVICE CLASS 2    $ 16.07       619
FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO........  0.00%    SERVICE CLASS 2    $176.56       152

FIDELITY(R) VIP MID CAP PORTFOLIO......................  0.00%    SERVICE CLASS 2    $ 31.12       177
FIDELITY(R) VIP MID CAP PORTFOLIO......................  0.00%    SERVICE CLASS 2    $188.62        66
FIDELITY(R) VIP MID CAP PORTFOLIO......................  0.00%    SERVICE CLASS 2    $495.85         7
FIDELITY(R) VIP MID CAP PORTFOLIO......................  0.60%    SERVICE CLASS 2    $179.00        37
FIDELITY(R) VIP MID CAP PORTFOLIO......................  0.80%    SERVICE CLASS 2    $175.89        --
FIDELITY(R) VIP MID CAP PORTFOLIO......................  0.90%    SERVICE CLASS 2    $174.36         2

FIDELITY(R) VIP VALUE PORTFOLIO........................  0.00%    SERVICE CLASS 2    $ 32.58        35
FIDELITY(R) VIP VALUE PORTFOLIO........................  0.00%    SERVICE CLASS 2    $294.80         1

FIDELITY(R) VIP VALUE STRATEGIES PORTFOLIO.............  0.00%    SERVICE CLASS 2    $ 34.57         7
FIDELITY(R) VIP VALUE STRATEGIES PORTFOLIO.............  0.00%    SERVICE CLASS 2    $354.46        --

FRANKLIN MUTUAL SHARES VIP FUND........................  0.00%        CLASS 2        $ 17.39        41
FRANKLIN MUTUAL SHARES VIP FUND........................  0.00%        CLASS 2        $173.91        30

-----------
The accompanying notes are an integral part of these financial statements.

                                    FSA-36

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2018

                                                                                             UNITS
                                                   CONTRACT                               OUTSTANDING
                                                   CHARGES*   SHARE CLASS**    UNIT VALUE (000'S)***
                                                   -------- -----------------  ---------- -----------
FRANKLIN MUTUAL SHARES VIP FUND...................  0.60%        CLASS 2       $  165.05       13
FRANKLIN MUTUAL SHARES VIP FUND...................  0.80%        CLASS 2       $  162.18       --
FRANKLIN MUTUAL SHARES VIP FUND...................  0.90%        CLASS 2       $  160.77        1

FRANKLIN SMALL CAP VALUE VIP FUND.................  0.00%        CLASS 2       $   19.38      173
FRANKLIN SMALL CAP VALUE VIP FUND.................  0.00%        CLASS 2       $  193.81       19
FRANKLIN SMALL CAP VALUE VIP FUND.................  0.60%        CLASS 2       $  183.93       20
FRANKLIN SMALL CAP VALUE VIP FUND.................  0.80%        CLASS 2       $  180.74       --
FRANKLIN SMALL CAP VALUE VIP FUND.................  0.90%        CLASS 2       $  179.16        2

INVESCO V.I. DIVERSIFIED DIVIDEND FUND............  0.00%       SERIES II      $   18.73      568
INVESCO V.I. DIVERSIFIED DIVIDEND FUND............  0.00%       SERIES II      $  187.25       15

INVESCO V.I. MID CAP CORE EQUITY FUND.............  0.00%       SERIES II      $   15.98       27
INVESCO V.I. MID CAP CORE EQUITY FUND.............  0.00%       SERIES II      $  159.75       11
INVESCO V.I. MID CAP CORE EQUITY FUND.............  0.60%       SERIES II      $  151.61        8
INVESCO V.I. MID CAP CORE EQUITY FUND.............  0.80%       SERIES II      $  148.98       --
INVESCO V.I. MID CAP CORE EQUITY FUND.............  0.90%       SERIES II      $  147.68       --

INVESCO V.I. SMALL CAP EQUITY FUND................  0.00%       SERIES II      $   17.52       22
INVESCO V.I. SMALL CAP EQUITY FUND................  0.00%       SERIES II      $  175.15       20
INVESCO V.I. SMALL CAP EQUITY FUND................  0.60%       SERIES II      $  166.22        7
INVESCO V.I. SMALL CAP EQUITY FUND................  0.80%       SERIES II      $  163.34       --
INVESCO V.I. SMALL CAP EQUITY FUND................  0.90%       SERIES II      $  161.91       --

IVY VIP GLOBAL EQUITY INCOME......................  0.00%       CLASS II       $   17.57       29
IVY VIP GLOBAL EQUITY INCOME......................  0.00%       CLASS II       $  175.70       --

IVY VIP HIGH INCOME...............................  0.00%       CLASS II       $   11.97      471
IVY VIP HIGH INCOME...............................  0.00%       CLASS II       $  119.67      181
IVY VIP HIGH INCOME...............................  0.60%       CLASS II       $  115.67       66
IVY VIP HIGH INCOME...............................  0.80%       CLASS II       $  114.36       --
IVY VIP HIGH INCOME...............................  0.90%       CLASS II       $  113.71        4

IVY VIP SMALL CAP GROWTH..........................  0.00%       CLASS II       $   19.24       37
IVY VIP SMALL CAP GROWTH..........................  0.00%       CLASS II       $  192.42       36
IVY VIP SMALL CAP GROWTH..........................  0.60%       CLASS II       $  182.61       23
IVY VIP SMALL CAP GROWTH..........................  0.80%       CLASS II       $  179.44       --
IVY VIP SMALL CAP GROWTH..........................  0.90%       CLASS II       $  177.87        2

MFS(R) INVESTORS TRUST SERIES.....................  0.00%     SERVICE CLASS    $  218.20        9
MFS(R) INVESTORS TRUST SERIES.....................  0.60%     SERVICE CLASS    $  207.08        5
MFS(R) INVESTORS TRUST SERIES.....................  0.80%     SERVICE CLASS    $  203.49       --

MFS(R) MASSACHUSETTS INVESTORS GROWTH STOCK
 PORTFOLIO........................................  0.00%     SERVICE CLASS    $  243.20       13
MFS(R) MASSACHUSETTS INVESTORS GROWTH STOCK
 PORTFOLIO........................................  0.60%     SERVICE CLASS    $  230.81       13
MFS(R) MASSACHUSETTS INVESTORS GROWTH STOCK
 PORTFOLIO........................................  0.80%     SERVICE CLASS    $  226.80       --
MFS(R) MASSACHUSETTS INVESTORS GROWTH STOCK
 PORTFOLIO........................................  0.90%     SERVICE CLASS    $  224.83       --

MULTIMANAGER AGGRESSIVE EQUITY....................  0.00%           A          $   37.47       15
MULTIMANAGER AGGRESSIVE EQUITY....................  0.00%           A          $  212.03       --
MULTIMANAGER AGGRESSIVE EQUITY....................  0.00%           A          $  390.01      130
MULTIMANAGER AGGRESSIVE EQUITY....................  0.60%           A          $  289.95        3
MULTIMANAGER AGGRESSIVE EQUITY....................  0.60%           A          $1,472.64      215
MULTIMANAGER AGGRESSIVE EQUITY....................  0.80%           A          $  213.59       13
MULTIMANAGER AGGRESSIVE EQUITY....................  0.90%           A          $  380.73       66
MULTIMANAGER AGGRESSIVE EQUITY....................  0.00%           B          $  198.63       61
MULTIMANAGER AGGRESSIVE EQUITY....................  0.60%           B          $  177.24      107

-----------
The accompanying notes are an integral part of these financial statements.

                                    FSA-37

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2018

                                                                                             UNITS
                                                   CONTRACT                               OUTSTANDING
                                                   CHARGES*   SHARE CLASS**    UNIT VALUE (000'S)***
                                                   -------- -----------------  ---------- -----------

MULTIMANAGER CORE BOND............................  0.00%           A           $ 14.28        87
MULTIMANAGER CORE BOND............................  0.00%           A           $168.48        --
MULTIMANAGER CORE BOND............................  0.00%           A           $178.30        97
MULTIMANAGER CORE BOND............................  0.60%           A           $169.75         3
MULTIMANAGER CORE BOND............................  0.00%           B           $183.79       100
MULTIMANAGER CORE BOND............................  0.60%           B           $165.92       121
MULTIMANAGER CORE BOND............................  0.80%           B           $160.33        --
MULTIMANAGER CORE BOND............................  0.90%           B           $157.61        15

MULTIMANAGER MID CAP GROWTH.......................  0.00%           A           $457.16        24
MULTIMANAGER MID CAP GROWTH.......................  0.60%           A           $252.28         1
MULTIMANAGER MID CAP GROWTH.......................  0.00%           B           $403.71        11
MULTIMANAGER MID CAP GROWTH.......................  0.60%           B           $235.29        41
MULTIMANAGER MID CAP GROWTH.......................  0.80%           B           $355.92        --
MULTIMANAGER MID CAP GROWTH.......................  0.90%           B           $223.50         6

MULTIMANAGER MID CAP VALUE........................  0.00%           A           $ 29.99        15
MULTIMANAGER MID CAP VALUE........................  0.00%           A           $263.82        --
MULTIMANAGER MID CAP VALUE........................  0.00%           A           $400.77        19
MULTIMANAGER MID CAP VALUE........................  0.60%           A           $240.23         1
MULTIMANAGER MID CAP VALUE........................  0.00%           B           $262.46        17
MULTIMANAGER MID CAP VALUE........................  0.60%           B           $236.93        78
MULTIMANAGER MID CAP VALUE........................  0.80%           B           $228.95        --
MULTIMANAGER MID CAP VALUE........................  0.90%           B           $225.07         8

MULTIMANAGER TECHNOLOGY...........................  0.00%           A           $ 51.76        37
MULTIMANAGER TECHNOLOGY...........................  0.00%           A           $723.43        28
MULTIMANAGER TECHNOLOGY...........................  0.60%           A           $365.30         3
MULTIMANAGER TECHNOLOGY...........................  0.00%           B           $588.13        46
MULTIMANAGER TECHNOLOGY...........................  0.60%           B           $327.27       234
MULTIMANAGER TECHNOLOGY...........................  0.80%           B           $518.52         1
MULTIMANAGER TECHNOLOGY...........................  0.90%           B           $310.88        12

NATURAL RESOURCES PORTFOLIO.......................  0.00%       CLASS II        $ 12.85        72
NATURAL RESOURCES PORTFOLIO.......................  0.00%       CLASS II        $ 49.95        20

PIMCO COMMODITYREALRETURN(R) STRATEGY PORTFOLIO...  0.00%     ADVISOR CLASS     $ 62.55       116
PIMCO COMMODITYREALRETURN(R) STRATEGY PORTFOLIO...  0.60%     ADVISOR CLASS     $ 59.36        30
PIMCO COMMODITYREALRETURN(R) STRATEGY PORTFOLIO...  0.80%     ADVISOR CLASS     $ 58.33        --
PIMCO COMMODITYREALRETURN(R) STRATEGY PORTFOLIO...  0.90%     ADVISOR CLASS     $ 57.82         8

T. ROWE PRICE EQUITY INCOME PORTFOLIO.............  0.00%       CLASS II        $189.91        41
T. ROWE PRICE EQUITY INCOME PORTFOLIO.............  0.60%       CLASS II        $180.23        26
T. ROWE PRICE EQUITY INCOME PORTFOLIO.............  0.80%       CLASS II        $177.10        --
T. ROWE PRICE EQUITY INCOME PORTFOLIO.............  0.90%       CLASS II        $175.55         3

TARGET 2015 ALLOCATION............................  0.00%           B           $ 19.19        41
TARGET 2015 ALLOCATION............................  0.00%           B           $150.86         6

TARGET 2025 ALLOCATION............................  0.00%           B           $ 21.74        95
TARGET 2025 ALLOCATION............................  0.00%           B           $109.58         4
TARGET 2025 ALLOCATION............................  0.00%           B           $161.71        22
TARGET 2025 ALLOCATION............................  0.60%           B           $107.18        33
TARGET 2025 ALLOCATION............................  0.80%           B           $106.39        --

TARGET 2035 ALLOCATION............................  0.00%           B           $ 23.39        57
TARGET 2035 ALLOCATION............................  0.00%           B           $110.83         5

-----------
The accompanying notes are an integral part of these financial statements.

                                    FSA-38

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (CONCLUDED)

DECEMBER 31, 2018

                                                                                               UNITS
                                                   CONTRACT                                 OUTSTANDING
                                                   CHARGES*     SHARE CLASS**    UNIT VALUE (000'S)***
                                                   -------- -------------------- ---------- -----------
TARGET 2035 ALLOCATION............................  0.00%            B            $167.54         9
TARGET 2035 ALLOCATION............................  0.60%            B            $108.41        12

TARGET 2045 ALLOCATION............................  0.00%            B            $ 24.87        36
TARGET 2045 ALLOCATION............................  0.00%            B            $111.69         9
TARGET 2045 ALLOCATION............................  0.00%            B            $170.79         4
TARGET 2045 ALLOCATION............................  0.60%            B            $109.25         2

TARGET 2055 ALLOCATION............................  0.00%            B            $ 11.41         8
TARGET 2055 ALLOCATION............................  0.00%            B            $114.10         6
TARGET 2055 ALLOCATION............................  0.60%            B            $111.61         1

TEMPLETON DEVELOPING MARKETS VIP FUND.............  0.00%         CLASS 2         $109.63        93
TEMPLETON DEVELOPING MARKETS VIP FUND.............  0.60%         CLASS 2         $104.04        35
TEMPLETON DEVELOPING MARKETS VIP FUND.............  0.80%         CLASS 2         $102.24        --
TEMPLETON DEVELOPING MARKETS VIP FUND.............  0.90%         CLASS 2         $101.35        32

TEMPLETON GLOBAL BOND VIP FUND....................  0.00%         CLASS 2         $ 12.71       304
TEMPLETON GLOBAL BOND VIP FUND....................  0.00%         CLASS 2         $127.06       236
TEMPLETON GLOBAL BOND VIP FUND....................  0.60%         CLASS 2         $120.58        93
TEMPLETON GLOBAL BOND VIP FUND....................  0.80%         CLASS 2         $118.49        --
TEMPLETON GLOBAL BOND VIP FUND....................  0.90%         CLASS 2         $117.46        10

TEMPLETON GROWTH VIP FUND.........................  0.00%         CLASS 2         $154.60        18
TEMPLETON GROWTH VIP FUND.........................  0.60%         CLASS 2         $146.72         9
TEMPLETON GROWTH VIP FUND.........................  0.80%         CLASS 2         $144.17        --
TEMPLETON GROWTH VIP FUND.........................  0.90%         CLASS 2         $142.91         2

VANECK VIP GLOBAL HARD ASSETS FUND................  0.00%         CLASS S         $ 59.79       102
VANECK VIP GLOBAL HARD ASSETS FUND................  0.60%         CLASS S         $ 56.74        40
VANECK VIP GLOBAL HARD ASSETS FUND................  0.80%         CLASS S         $ 55.76        --
VANECK VIP GLOBAL HARD ASSETS FUND................  0.90%         CLASS S         $ 55.27         1

VANGUARD VARIABLE INSURANCE FUND -- EQUITY INDEX
 PORTFOLIO........................................  0.60%   INVESTOR SHARE CLASS  $271.11        48
-----------
The accompanying notes are an integral part of these financial statements.
*  Contract charges reflect the annual mortality, expense risk, financial accounting and other expenses related to the Variable Investment Options.
** Share class reflects the share class of the Portfolio in which the units of the Variable Investment Option are invested, as further described in Note 5 of these financial statements.
***Variable Investment Options where Units Outstanding are less than 500 are denoted by a --.

                                    FSA-39

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2018

                                                                           1290 VT       1290 VT
                                                               1290 VT   DOUBLELINE    DOUBLELINE                  1290 VT GAMCO
                                                             CONVERTIBLE   DYNAMIC    OPPORTUNISTIC 1290 VT EQUITY   MERGERS &
                                                             SECURITIES* ALLOCATION*      BOND*        INCOME*     ACQUISITIONS*
                                                             ----------- -----------  ------------- -------------- -------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................  $  29,525  $   187,110    $ 17,594     $   437,285    $   235,744
 Expenses:
   Asset-based charges......................................      2,294        3,877         266          43,938         38,148
                                                              ---------  -----------    --------     -----------    -----------

NET INVESTMENT INCOME (LOSS)................................     27,231      183,233      17,328         393,347        197,596
                                                              ---------  -----------    --------     -----------    -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................      1,812       74,977      (4,083)       (151,687)       (60,749)
   Net realized gain distribution from the Portfolios.......     28,380      286,690          --       5,900,263        431,910
                                                              ---------  -----------    --------     -----------    -----------
 Net realized gain (loss)...................................     30,192      361,667      (4,083)      5,748,576        371,161
                                                              ---------  -----------    --------     -----------    -----------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................   (131,330)  (1,013,423)    (14,411)     (8,691,132)    (1,393,740)
                                                              ---------  -----------    --------     -----------    -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......   (101,138)    (651,756)    (18,494)     (2,942,556)    (1,022,579)
                                                              ---------  -----------    --------     -----------    -----------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS.................................................  $ (73,907) $  (468,523)   $ (1,166)    $(2,549,209)   $  (824,983)
                                                              =========  ===========    ========     ===========    ===========

                                                             1290 VT GAMCO
                                                             SMALL COMPANY
                                                                VALUE*
                                                             -------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................ $  1,072,954
 Expenses:
   Asset-based charges......................................      385,861
                                                             ------------

NET INVESTMENT INCOME (LOSS)................................      687,093
                                                             ------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................    8,163,083
   Net realized gain distribution from the Portfolios.......    8,697,766
                                                             ------------
 Net realized gain (loss)...................................   16,860,849
                                                             ------------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................  (47,823,307)
                                                             ------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......  (30,962,458)
                                                             ------------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS................................................. $(30,275,365)
                                                             ============
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-40

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2018

                                                                                                         AMERICAN FUNDS
                                                                                                           INSURANCE
                                                                                                        SERIES(R)/ /GLOBAL
                                                              1290 VT                                        SMALL
                                                             SMARTBETA  1290 VT SOCIALLY   ALL ASSET     CAPITALIZATION
                                                              EQUITY*     RESPONSIBLE*   GROWTH-ALT 20*     FUND/SM/
                                                             ---------  ---------------- -------------- ----------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................ $  16,542     $  29,568      $   582,071     $     1,836
 Expenses:
   Asset-based charges......................................     1,366         8,928           34,176          18,804
                                                             ---------     ---------      -----------     -----------

NET INVESTMENT INCOME (LOSS)................................    15,176        20,640          547,895         (16,968)
                                                             ---------     ---------      -----------     -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................    19,022        69,388          273,364         (10,564)
   Net realized gain distribution from the Portfolios.......    48,283        77,370        1,029,563         367,949
                                                             ---------     ---------      -----------     -----------
 Net realized gain (loss)...................................    67,305       146,758        1,302,927         357,385
                                                             ---------     ---------      -----------     -----------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................  (170,751)     (310,402)      (4,268,829)     (1,368,473)
                                                             ---------     ---------      -----------     -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......  (103,446)     (163,644)      (2,965,902)     (1,011,088)
                                                             ---------     ---------      -----------     -----------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS................................................. $ (88,270)    $(143,004)     $(2,418,007)    $(1,028,056)
                                                             =========     =========      ===========     ===========

                                                             AMERICAN FUNDS
                                                                INSURANCE      AXA 400
                                                             SERIES(R)/ /NEW   MANAGED
                                                             WORLD FUND(R)// VOLATILITY*
                                                             --------------- -----------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................   $   131,103   $    48,767
 Expenses:
   Asset-based charges......................................        31,103        14,831
                                                               -----------   -----------

NET INVESTMENT INCOME (LOSS)................................       100,000        33,936
                                                               -----------   -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................       378,720       114,935
   Net realized gain distribution from the Portfolios.......       395,347       376,170
                                                               -----------   -----------
 Net realized gain (loss)...................................       774,067       491,105
                                                               -----------   -----------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................    (3,640,473)   (1,143,278)
                                                               -----------   -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......    (2,866,406)     (652,173)
                                                               -----------   -----------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS.................................................   $(2,766,406)  $  (618,237)
                                                               ===========   ===========
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-41

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2018

                                                               AXA 500     AXA 2000                                    AXA
                                                               MANAGED      MANAGED    AXA AGGRESSIVE AXA BALANCED CONSERVATIVE
                                                             VOLATILITY*  VOLATILITY*   ALLOCATION*    STRATEGY*   ALLOCATION*
                                                             -----------  -----------  -------------- ------------ ------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................ $   125,442  $    37,036   $  2,405,923  $   493,984  $   427,441
 Expenses:
   Asset-based charges......................................      21,218       10,545        259,494           --       90,271
                                                             -----------  -----------   ------------  -----------  -----------

NET INVESTMENT INCOME (LOSS)................................     104,224       26,491      2,146,429      493,984      337,170
                                                             -----------  -----------   ------------  -----------  -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................     391,508      121,872      3,175,762      504,832     (134,573)
   Net realized gain distribution from the Portfolios.......     248,666      297,800      8,449,143      840,116      668,840
                                                             -----------  -----------   ------------  -----------  -----------
 Net realized gain (loss)...................................     640,174      419,672     11,624,905    1,344,948      534,267
                                                             -----------  -----------   ------------  -----------  -----------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................  (1,453,693)  (1,047,416)   (26,889,043)  (3,504,352)  (1,402,478)
                                                             -----------  -----------   ------------  -----------  -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......    (813,519)    (627,744)   (15,264,138)  (2,159,404)    (868,211)
                                                             -----------  -----------   ------------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS................................................. $  (709,295) $  (601,253)  $(13,117,709) $(1,665,420) $  (531,041)
                                                             ===========  ===========   ============  ===========  ===========
                                                                 AXA
                                                             CONSERVATIVE
                                                                GROWTH
                                                              STRATEGY*
                                                             ------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................  $  90,726
 Expenses:
   Asset-based charges......................................         --
                                                              ---------

NET INVESTMENT INCOME (LOSS)................................     90,726
                                                              ---------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................     93,339
   Net realized gain distribution from the Portfolios.......    157,351
                                                              ---------
 Net realized gain (loss)...................................    250,690
                                                              ---------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................   (584,510)
                                                              ---------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......   (333,820)
                                                              ---------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS.................................................  $(243,094)
                                                              =========
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-42

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2018

                                                                               AXA       AXA GLOBAL                     AXA
                                                                 AXA      CONSERVATIVE-    EQUITY                  INTERNATIONAL
                                                             CONSERVATIVE     PLUS         MANAGED     AXA GROWTH  CORE MANAGED
                                                              STRATEGY*    ALLOCATION*   VOLATILITY*   STRATEGY*    VOLATILITY*
                                                             ------------ ------------- ------------  -----------  -------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................  $  37,655    $   469,764  $  1,447,708  $   758,543  $  1,023,445
 Expenses:
   Asset-based charges......................................         --         71,389       495,063           --       157,039
                                                              ---------    -----------  ------------  -----------  ------------

NET INVESTMENT INCOME (LOSS)................................     37,655        398,375       952,645      758,543       866,406
                                                              ---------    -----------  ------------  -----------  ------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................     15,262         56,560     4,868,477    1,376,410       699,419
   Net realized gain distribution from the Portfolios.......     66,473      1,290,524    10,275,682    1,084,145            --
                                                              ---------    -----------  ------------  -----------  ------------
 Net realized gain (loss)...................................     81,735      1,347,084    15,144,159    2,460,555       699,419
                                                              ---------    -----------  ------------  -----------  ------------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................   (157,944)    (2,934,113)  (33,462,490)  (7,047,901)  (10,752,214)
                                                              ---------    -----------  ------------  -----------  ------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......    (76,209)    (1,587,029)  (18,318,331)  (4,587,346)  (10,052,795)
                                                              ---------    -----------  ------------  -----------  ------------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS.................................................  $ (38,554)   $(1,188,654) $(17,365,686) $(3,828,803) $ (9,186,389)
                                                              =========    ===========  ============  ===========  ============
                                                                  AXA
                                                             INTERNATIONAL
                                                                MANAGED
                                                              VOLATILITY*
                                                             -------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................   $  72,950
 Expenses:
   Asset-based charges......................................       2,476
                                                               ---------

NET INVESTMENT INCOME (LOSS)................................      70,474
                                                               ---------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................      10,355
   Net realized gain distribution from the Portfolios.......      11.613
                                                               ---------
 Net realized gain (loss)...................................      21,968
                                                               ---------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................    (677,449)
                                                               ---------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......    (655,481)
                                                               ---------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS.................................................   $(585,007)
                                                               =========
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-43

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2018

                                                                  AXA                    AXA LARGE CAP
                                                             INTERNATIONAL AXA LARGE CAP    GROWTH     AXA LARGE CAP
                                                             VALUE MANAGED CORE MANAGED     MANAGED    VALUE MANAGED
                                                              VOLATILITY*   VOLATILITY*   VOLATILITY*   VOLATILITY*
                                                             ------------- ------------- ------------- -------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................ $  1,363,308   $   327,920  $  1,344,033  $  9,787,523
 Expenses:
   Asset-based charges......................................      261,422        56,142     1,185,531     1,831,949
                                                             ------------   -----------  ------------  ------------

NET INVESTMENT INCOME (LOSS)................................    1,101,886       271,778       158,502     7,955,574
                                                             ------------   -----------  ------------  ------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................    1,282,245       983,479    15,530,053     8,186,863
   Net realized gain distribution from the Portfolios.......           --     2,511,011    23,239,699    18,387,738
                                                             ------------   -----------  ------------  ------------
 Net realized gain (loss)...................................    1,282,245     3,494,490    38,769,752    26,574,601
                                                             ------------   -----------  ------------  ------------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................  (16,007,666)   (5,705,806)  (46,091,408)  (74,400,199)
                                                             ------------   -----------  ------------  ------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......  (14,725,421)   (2,211,316)   (7,321,656)  (47,825,598)
                                                             ------------   -----------  ------------  ------------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS................................................. $(13,623,535)  $(1,939,538) $ (7,163,154) $(39,870,024)
                                                             ============   ===========  ============  ============

                                                              AXA MID CAP
                                                             VALUE MANAGED AXA MODERATE
                                                              VOLATILITY*  ALLOCATION*
                                                             ------------- ------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................ $  2,456,713  $ 13,451,190
 Expenses:
   Asset-based charges......................................      835,801     4,341,998
                                                             ------------  ------------

NET INVESTMENT INCOME (LOSS)................................    1,620,912     9,109,192
                                                             ------------  ------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................   11,499,282     4,755,417
   Net realized gain distribution from the Portfolios.......   15,882,536    33,867,487
                                                             ------------  ------------
 Net realized gain (loss)...................................   27,381,818    38,622,904
                                                             ------------  ------------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................  (56,235,308)  (92,345,560)
                                                             ------------  ------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......  (28,853,490)  (53,722,656)
                                                             ------------  ------------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS................................................. $(27,232,578) $(44,613,464)
                                                             ============  ============
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-44

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2018

                                                                                                          AXA/
                                                             AXA MODERATE  AXA MODERATE-               CLEARBRIDGE
                                                                GROWTH         PLUS      AXA/AB SMALL   LARGE CAP    AXA/JANUS
                                                              STRATEGY*     ALLOCATION*  CAP GROWTH*     GROWTH*    ENTERPRISE*
                                                             ------------  ------------- ------------  -----------  -----------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................ $  1,379,316  $  6,863,026  $    270,405  $   145,975  $        --
 Expenses:
   Asset-based charges......................................           --       723,027     1,016,191      222,759      116,749
                                                             ------------  ------------  ------------  -----------  -----------

NET INVESTMENT INCOME (LOSS)................................    1,379,316     6,139,999      (745,786)     (76,784)    (116,749)
                                                             ------------  ------------  ------------  -----------  -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................    1,355,344     9,900,405     6,278,018      699,421    1,447,958
   Net realized gain distribution from the Portfolios.......    2,651,571    20,941,335    33,830,854    7,174,055    2,536,155
                                                             ------------  ------------  ------------  -----------  -----------
 Net realized gain (loss)...................................    4,006,915    30,841,740    40,108,872    7,873,476    3,984,113
                                                             ------------  ------------  ------------  -----------  -----------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................  (11,167,077)  (65,552,287)  (55,823,981)  (7,907,125)  (4,449,201)
                                                             ------------  ------------  ------------  -----------  -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......   (7,160,162)  (34,710,547)  (15,715,109)     (33,649)    (465,088)
                                                             ------------  ------------  ------------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS................................................. $ (5,780,846) $(28,570,548) $(16,460,895) $  (110,433) $  (581,837)
                                                             ============  ============  ============  ===========  ===========

                                                              AXA/LOOMIS
                                                                SAYLES
                                                               GROWTH*
                                                             -----------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................ $    39,740
 Expenses:
   Asset-based charges......................................     109,026
                                                             -----------

NET INVESTMENT INCOME (LOSS)................................     (69,286)
                                                             -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................   2,177,833
   Net realized gain distribution from the Portfolios.......   4,261,319
                                                             -----------
 Net realized gain (loss)...................................   6,439,152
                                                             -----------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................  (7,721,058)
                                                             -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......  (1,281,906)
                                                             -----------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS................................................. $(1,351,192)
                                                             ===========
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-45

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2018

                                                                BLACKROCK
                                                                 GLOBAL       CHARTER/SM    CHARTER/SM   CHARTER/SM
                                                             ALLOCATION V.I. /MULTI-SECTOR  /SMALL CAP   /SMALL CAP
                                                                  FUND           BOND*       GROWTH*       VALUE*
                                                             --------------- ------------- -----------  -----------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................    $  53,846     $ 1,553,951  $   529,392  $   350,744
 Expenses:
   Asset-based charges......................................           --         304,802       21,736       71,746
                                                                ---------     -----------  -----------  -----------

NET INVESTMENT INCOME (LOSS)................................       53,846       1,249,149      507,656      278,998
                                                                ---------     -----------  -----------  -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................       40,350      (1,327,086)   1,143,444    1,842,779
   Net realized gain distribution from the Portfolios.......      271,266              --    1,120,510      427,470
                                                                ---------     -----------  -----------  -----------
 Net realized gain (loss)...................................      311,616      (1,327,086)   2,263,954    2,270,249
                                                                ---------     -----------  -----------  -----------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................     (804,269)       (634,315)  (3,652,786)  (6,029,386)
                                                                ---------     -----------  -----------  -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......     (492,653)     (1,961,401)  (1,388,832)  (3,759,137)
                                                                ---------     -----------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS.................................................    $(438,807)    $  (712,252) $  (881,176) $(3,480,139)
                                                                =========     ===========  ===========  ===========

                                                              CLEARBRIDGE   EQ/AMERICAN
                                                             VARIABLE MID   CENTURY MID
                                                             CAP PORTFOLIO CAP VALUE*(A)
                                                             ------------- -------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................   $  1,261     $   291,950
 Expenses:
   Asset-based charges......................................         --          24,484
                                                               --------     -----------

NET INVESTMENT INCOME (LOSS)................................      1,261         267,466
                                                               --------     -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................     (4,618)        (60,301)
   Net realized gain distribution from the Portfolios.......     12,037              --
                                                               --------     -----------
 Net realized gain (loss)...................................      7,419         (60,301)
                                                               --------     -----------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................    (95,687)     (5,859,557)
                                                               --------     -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......    (88,268)     (5,919,858)
                                                               --------     -----------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS.................................................   $(87,007)    $(5,652,392)
                                                               ========     ===========
-----------
The accompanying notes are an integral part of these financial statements.
*  Denotes Variable Investment Options that invest in shares of a Portfolio of
   EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units were made available on October 22, 2018.

                                    FSA-46

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2018

                                                             EQ/BLACKROCK   EQ/CAPITAL
                                                             BASIC VALUE     GUARDIAN      EQ/COMMON    EQ/CORE BOND
                                                               EQUITY*      RESEARCH*     STOCK INDEX*     INDEX*
                                                             ------------  ------------  -------------  ------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................ $  3,329,797  $    723,444  $  22,034,286   $ 935,134
 Expenses:
   Asset-based charges......................................      682,149       613,888      8,956,364     127,079
                                                             ------------  ------------  -------------   ---------

NET INVESTMENT INCOME (LOSS)................................    2,647,648       109,556     13,077,922     808,055
                                                             ------------  ------------  -------------   ---------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................    9,319,257     5,605,571     78,552,593    (233,740)
   Net realized gain distribution from the Portfolios.......   17,059,664    14,449,279     79,838,711          --
                                                             ------------  ------------  -------------   ---------
 Net realized gain (loss)...................................   26,378,921    20,054,850    158,391,304    (233,740)
                                                             ------------  ------------  -------------   ---------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................  (45,322,323)  (26,127,363)  (267,534,071)   (607,788)
                                                             ------------  ------------  -------------   ---------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......  (18,943,402)   (6,072,513)  (109,142,767)   (841,528)
                                                             ------------  ------------  -------------   ---------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS................................................. $(16,295,754) $ (5,962,957) $ (96,064,845)  $ (33,473)
                                                             ============  ============  =============   =========
                                                                             EQ/FIDELITY
                                                                            INSTITUTIONAL
                                                             EQ/EQUITY 500  AM/SM/ LARGE
                                                                INDEX*         CAP*(A)
                                                             -------------  -------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................ $  12,879,978  $    245,558
 Expenses:
   Asset-based charges......................................     2,916,205        75,695
                                                             -------------  ------------

NET INVESTMENT INCOME (LOSS)................................     9,963,773       169,863
                                                             -------------  ------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................    43,760,656      (179,846)
   Net realized gain distribution from the Portfolios.......    19,680,609            --
                                                             -------------  ------------
 Net realized gain (loss)...................................    63,441,265      (179,846)
                                                             -------------  ------------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................  (117,357,501)  (12,029,625)
                                                             -------------  ------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......   (53,916,236)  (12,209,471)
                                                             -------------  ------------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS................................................. $ (43,952,463) $(12,039,608)
                                                             =============  ============
-----------
The accompanying notes are an integral part of these financial statements.
*  Denotes Variable Investment Options that invest in shares of a Portfolio of
   EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units were made available on October 22, 2018.

                                    FSA-47

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2018

                                                                                                                    EQ/
                                                              EQ/FRANKLIN  EQ/FRANKLIN             EQ/GOLDMAN   INTERMEDIATE
                                                                RISING      STRATEGIC  EQ/GLOBAL  SACHS MID CAP  GOVERNMENT
                                                             DIVIDENDS*(A) INCOME*(A)  BOND PLUS*   VALUE*(A)      BOND*
                                                             ------------- ----------- ---------- ------------- ------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................  $   160,499   $ 237,239  $ 228,268    $  19,719    $ 618,408
 Expenses:
   Asset-based charges......................................       30,172      13,856     44,981        2,938      200,262
                                                              -----------   ---------  ---------    ---------    ---------

NET INVESTMENT INCOME (LOSS)................................      130,327     223,383    183,287       16,781      418,146
                                                              -----------   ---------  ---------    ---------    ---------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................      (17,469)     (7,027)  (250,669)      (9,315)    (586,240)
   Net realized gain distribution from the Portfolios.......           --          --         --           --           --
                                                              -----------   ---------  ---------    ---------    ---------
 Net realized gain (loss)...................................      (17,469)     (7,027)  (250,669)      (9,315)    (586,240)
                                                              -----------   ---------  ---------    ---------    ---------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................   (4,195,962)   (654,159)  (260,264)    (849,455)     262,219
                                                              -----------   ---------  ---------    ---------    ---------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......   (4,213,431)   (661,186)  (510,933)    (858,770)    (324,021)
                                                              -----------   ---------  ---------    ---------    ---------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS.................................................  $(4,083,104)  $(437,803) $(327,646)   $(841,989)   $  94,125
                                                              ===========   =========  =========    =========    =========

                                                                  EQ/
                                                             INTERNATIONAL
                                                             EQUITY INDEX*
                                                             -------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................ $  7,619,059
 Expenses:
   Asset-based charges......................................    1,390,069
                                                             ------------

NET INVESTMENT INCOME (LOSS)................................    6,228,990
                                                             ------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................   (3,015,502)
   Net realized gain distribution from the Portfolios.......           --
                                                             ------------
 Net realized gain (loss)...................................   (3,015,502)
                                                             ------------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................  (53,733,576)
                                                             ------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......  (56,749,078)
                                                             ------------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS................................................. $(50,520,088)
                                                             ============
-----------
The accompanying notes are an integral part of these financial statements.
*  Denotes Variable Investment Options that invest in shares of a Portfolio of
   EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units were made available on October 22, 2018.

                                    FSA-48

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2018

                                                                          EQ/INVESCO   EQ/INVESCO
                                                              EQ/INVESCO  GLOBAL REAL INTERNATIONAL
                                                              COMSTOCK*   ESTATE*(A)   GROWTH*(A)   EQ/IVY ENERGY*(A)
                                                             -----------  ----------- ------------- -----------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................ $   455,142   $ 205,535   $    69,985     $    12,080
 Expenses:
   Asset-based charges......................................      54,866      11,843        10,889           4,528
                                                             -----------   ---------   -----------     -----------

NET INVESTMENT INCOME (LOSS)................................     400,276     193,692        59,096           7,552
                                                             -----------   ---------   -----------     -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................     818,413      15,837       (34,887)        (64,522)
   Net realized gain distribution from the Portfolios.......   1,189,039          --            --              --
                                                             -----------   ---------   -----------     -----------
 Net realized gain (loss)...................................   2,007,452      15,837       (34,887)        (64,522)
                                                             -----------   ---------   -----------     -----------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................  (6,065,466)   (688,317)   (1,744,827)     (4,497,704)
                                                             -----------   ---------   -----------     -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......  (4,058,014)   (672,480)   (1,779,714)     (4,562,226)
                                                             -----------   ---------   -----------     -----------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS................................................. $(3,657,738)  $(478,788)  $(1,720,618)    $(4,554,674)
                                                             ===========   =========   ===========     ===========
                                                                            EQ/IVY SCIENCE
                                                             EQ/IVY MID CAP      AND
                                                               GROWTH*(A)   TECHNOLOGY*(A)
                                                             -------------- --------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................  $     3,296    $        --
 Expenses:
   Asset-based charges......................................       15,652         12,806
                                                              -----------    -----------

NET INVESTMENT INCOME (LOSS)................................      (12,356)       (12,806)
                                                              -----------    -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................      (31,541)      (173,400)
   Net realized gain distribution from the Portfolios.......           --             --
                                                              -----------    -----------
 Net realized gain (loss)...................................      (31,541)      (173,400)
                                                              -----------    -----------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................   (3,192,880)    (3,885,520)
                                                              -----------    -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......   (3,224,421)    (4,058,920)
                                                              -----------    -----------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS.................................................  $(3,236,777)   $(4,071,726)
                                                              ===========    ===========
-----------
The accompanying notes are an integral part of these financial statements.
*  Denotes Variable Investment Options that invest in shares of a Portfolio of
   EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units were made available on October 22, 2018.

                                    FSA-49

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2018

                                                                                                       EQ/LAZARD
                                                              EQ/JPMORGAN                               EMERGING     EQ/MFS
                                                                 VALUE      EQ/LARGE CAP  EQ/LARGE CAP  MARKETS   INTERNATIONAL
                                                             OPPORTUNITIES* GROWTH INDEX* VALUE INDEX* EQUITY*(A)    GROWTH*
                                                             -------------- ------------- ------------ ---------- -------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................  $    516,934  $  1,055,019  $   560,588  $  93,930  $    456,893
 Expenses:
   Asset-based charges......................................       184,030       701,405       77,527     16,961       114,652
                                                              ------------  ------------  -----------  ---------  ------------

NET INVESTMENT INCOME (LOSS)................................       332,904       353,614      483,061     76,969       342,241
                                                              ------------  ------------  -----------  ---------  ------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................     2,145,573     7,355,094    1,136,607     (5,780)    1,435,573
   Net realized gain distribution from the Portfolios.......     3,983,139    10,055,518    1,108,532         --     4,720,516
                                                              ------------  ------------  -----------  ---------  ------------
 Net realized gain (loss)...................................     6,128,712    17,410,612    2,245,139     (5,780)    6,156,089
                                                              ------------  ------------  -----------  ---------  ------------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................   (14,604,905)  (21,527,934)  (5,163,413)  (713,799)  (11,400,219)
                                                              ------------  ------------  -----------  ---------  ------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......    (8,476,193)   (4,117,322)  (2,918,274)  (719,579)   (5,244,130)
                                                              ------------  ------------  -----------  ---------  ------------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS.................................................  $ (8,143,289) $ (3,763,708) $(2,435,213) $(642,610) $ (4,901,889)
                                                              ============  ============  ===========  =========  ============

                                                                EQ/MFS
                                                             INTERNATIONAL
                                                               VALUE*(A)
                                                             -------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................  $        --
 Expenses:
   Asset-based charges......................................       43,338
                                                              -----------

NET INVESTMENT INCOME (LOSS)................................      (43,338)
                                                              -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................      (57,675)
   Net realized gain distribution from the Portfolios.......           --
                                                              -----------
 Net realized gain (loss)...................................      (57,675)
                                                              -----------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................   (4,576,888)
                                                              -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......   (4,634,563)
                                                              -----------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS.................................................  $(4,677,901)
                                                              ===========
-----------
The accompanying notes are an integral part of these financial statements.
*  Denotes Variable Investment Options that invest in shares of a Portfolio of
   EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units were made available on October 22, 2018.

                                    FSA-50

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2018

                                                             EQ/MFS UTILITIES  EQ/MID CAP    EQ/MONEY  EQ/PIMCO REAL
                                                                SERIES*(A)       INDEX*      MARKET*    RETURN*(A)
                                                             ---------------- ------------  ---------- -------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................     $ 12,447     $  1,681,758  $1,860,580   $110,699
 Expenses:
   Asset-based charges......................................           --          441,150     567,381      8,314
                                                                 --------     ------------  ----------   --------

NET INVESTMENT INCOME (LOSS)................................       12,447        1,240,608   1,293,199    102,385
                                                                 --------     ------------  ----------   --------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................       (5,831)       6,941,067       3,973     (5,300)
   Net realized gain distribution from the Portfolios.......           --       11,540,383          --     40,199
                                                                 --------     ------------  ----------   --------
 Net realized gain (loss)...................................       (5,831)      18,481,450       3,973     34,899
                                                                 --------     ------------  ----------   --------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................      (89,090)     (37,940,546)      3,115    (78,883)
                                                                 --------     ------------  ----------   --------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......      (94,921)     (19,459,096)      7,088    (43,984)
                                                                 --------     ------------  ----------   --------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS.................................................     $(82,474)    $(18,218,488) $1,300,287   $ 58,401
                                                                 ========     ============  ==========   ========
                                                             EQ/PIMCO TOTAL EQ/PIMCO ULTRA
                                                               RETURN*(A)    SHORT BOND*
                                                             -------------- --------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................   $  455,989     $ 663,125
 Expenses:
   Asset-based charges......................................       33,376        87,259
                                                               ----------     ---------

NET INVESTMENT INCOME (LOSS)................................      422,613       575,866
                                                               ----------     ---------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................        6,961        13,680
   Net realized gain distribution from the Portfolios.......      231,763            --
                                                               ----------     ---------
 Net realized gain (loss)...................................      238,724        13,680
                                                               ----------     ---------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................      410,518      (362,655)
                                                               ----------     ---------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......      649,242      (348,975)
                                                               ----------     ---------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS.................................................   $1,071,855     $ 226,891
                                                               ==========     =========
-----------
The accompanying notes are an integral part of these financial statements.
*  Denotes Variable Investment Options that invest in shares of a Portfolio of
   EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units were made available on October 22, 2018.

                                    FSA-51

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2018

                                                                                        EQ/T. ROWE    EQ/T. ROWE
                                                             EQ/QUALITY    EQ/SMALL    PRICE GROWTH  PRICE HEALTH EQ/UBS GROWTH
                                                             BOND PLUS* COMPANY INDEX*    STOCK*     SCIENCES*(A)   & INCOME*
                                                             ---------- -------------- ------------  ------------ -------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................ $ 719,770   $  1,012,806  $         --   $      --    $    46,880
 Expenses:
   Asset-based charges......................................   179,042        231,124       356,872          --         47,789
                                                             ---------   ------------  ------------   ---------    -----------

NET INVESTMENT INCOME (LOSS)................................   540,728        781,682      (356,872)         --           (909)
                                                             ---------   ------------  ------------   ---------    -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................  (305,373)     2,535,372     8,673,333     (29,755)       832,101
   Net realized gain distribution from the Portfolios.......        --      8,785,368     9,680,978          --      1,477,029
                                                             ---------   ------------  ------------   ---------    -----------
 Net realized gain (loss)...................................  (305,373)    11,320,740    18,354,311     (29,755)     2,309,130
                                                             ---------   ------------  ------------   ---------    -----------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................  (415,538)   (23,894,445)  (20,766,318)   (823,342)    (4,100,675)
                                                             ---------   ------------  ------------   ---------    -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......  (720,911)   (12,573,705)   (2,412,007)   (853,097)    (1,791,545)
                                                             ---------   ------------  ------------   ---------    -----------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS................................................. $(180,183)  $(11,792,023) $ (2,768,879)  $(853,097)   $(1,792,454)
                                                             =========   ============  ============   =========    ===========
                                                             FIDELITY(R)/ /VIP
                                                             ASSET MANAGER:
                                                                 GROWTH
                                                                PORTFOLIO
                                                             ---------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................    $  15,177
 Expenses:
   Asset-based charges......................................           --
                                                                ---------

NET INVESTMENT INCOME (LOSS)................................       15,177
                                                                ---------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................       65,091
   Net realized gain distribution from the Portfolios.......       61,893
                                                                ---------
 Net realized gain (loss)...................................      126,984
                                                                ---------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................     (225,936)
                                                                ---------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......      (98,952)
                                                                ---------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS.................................................    $ (83,775)
                                                                =========
-----------
The accompanying notes are an integral part of these financial statements.
*  Denotes Variable Investment Options that invest in shares of a Portfolio of
   EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units were made available on October 22, 2018.

                                    FSA-52

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2018

                                                                               FIDELITY(R)/ /VIP FIDELITY(R)/ /VIP
                                                             FIDELITY(R)/ /VIP   GOVERNMENT         GROWTH &
                                                              EQUITY-INCOME     MONEY MARKET         INCOME
                                                                PORTFOLIO         PORTFOLIO         PORTFOLIO
                                                             ---------------   ---------------   ---------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................    $  36,513          $19,493         $    19,243
 Expenses:
   Asset-based charges......................................           --               --              18,081
                                                                ---------          -------         -----------

NET INVESTMENT INCOME (LOSS)................................       36,513           19,493               1,162
                                                                ---------          -------         -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................       25,097               --             235,127
   Net realized gain distribution from the Portfolios.......       78,863               --             584,857
                                                                ---------          -------         -----------
 Net realized gain (loss)...................................      103,960               --             819,984
                                                                ---------          -------         -----------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................     (283,361)              --          (1,691,998)
                                                                ---------          -------         -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......     (179,401)              --            (872,014)
                                                                ---------          -------         -----------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS.................................................    $(142,888)         $19,493         $  (870,852)
                                                                =========          =======         ===========
                                                                               FIDELITY(R)/ /VIP
                                                             FIDELITY(R)/ /VIP   INVESTMENT
                                                               HIGH INCOME       GRADE BOND      FIDELITY(R)/ /VIP MID
                                                                PORTFOLIO         PORTFOLIO         CAP PORTFOLIO
                                                             ---------------   ---------------   -------------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................    $ 159,061        $   854,287         $   134,741
 Expenses:
   Asset-based charges......................................           --                 --              54,810
                                                                ---------        -----------         -----------

NET INVESTMENT INCOME (LOSS)................................      159,061            854,287              79,931
                                                                ---------        -----------         -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................      (41,662)          (236,661)            432,310
   Net realized gain distribution from the Portfolios.......           --            228,433           2,788,495
                                                                ---------        -----------         -----------
 Net realized gain (loss)...................................      (41,662)            (8,228)          3,220,805
                                                                ---------        -----------         -----------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................     (210,317)        (1,053,399)         (8,193,396)
                                                                ---------        -----------         -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......     (251,979)        (1,061,627)         (4,972,591)
                                                                ---------        -----------         -----------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS.................................................    $ (92,918)       $  (207,340)        $(4,892,660)
                                                                =========        ===========         ===========
-----------
The accompanying notes are an integral part of these financial statements.

                                    FSA-53

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2018

                                                                               FIDELITY(R)/ /VIP
                                                             FIDELITY(R)/ /VIP      VALUE          FRANKLIN    FRANKLIN SMALL
                                                                  VALUE          STRATEGIES      MUTUAL SHARES CAP VALUE VIP
                                                                PORTFOLIO         PORTFOLIO        VIP FUND         FUND
                                                             ---------------   ---------------   ------------- --------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................    $  12,276         $  2,948        $   221,315   $   114,131
 Expenses:
   Asset-based charges......................................           --               --             16,986        29,818
                                                                ---------         --------        -----------   -----------

NET INVESTMENT INCOME (LOSS)................................       12,276            2,948            204,329        84,313
                                                                ---------         --------        -----------   -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................        9,681           11,469             53,533       (76,742)
   Net realized gain distribution from the Portfolios.......       60,807           20,800            344,615     1,943,686
                                                                ---------         --------        -----------   -----------
 Net realized gain (loss)...................................       70,488           32,269            398,148     1,866,944
                                                                ---------         --------        -----------   -----------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................     (287,144)         (93,356)        (1,447,043)   (3,604,606)
                                                                ---------         --------        -----------   -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......     (216,656)         (61,087)        (1,048,895)   (1,737,662)
                                                                ---------         --------        -----------   -----------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS.................................................    $(204,380)        $(58,139)       $  (844,566)  $(1,653,349)
                                                                =========         ========        ===========   ===========

                                                             INVESCO V.I.  INVESCO V.I. MID
                                                              DIVERSIFIED      CAP CORE
                                                             DIVIDEND FUND   EQUITY FUND
                                                             ------------- ----------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................  $   329,880    $     4,983
 Expenses:
   Asset-based charges......................................           --          9,076
                                                              -----------    -----------

NET INVESTMENT INCOME (LOSS)................................      329,880         (4,093)
                                                              -----------    -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................       77,751        (78,273)
   Net realized gain distribution from the Portfolios.......      529,295        638,281
                                                              -----------    -----------
 Net realized gain (loss)...................................      607,046        560,008
                                                              -----------    -----------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................   (2,082,480)    (1,054,884)
                                                              -----------    -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......   (1,475,434)      (494,876)
                                                              -----------    -----------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS.................................................  $(1,145,554)   $  (498,969)
                                                              ===========    ===========
-----------
The accompanying notes are an integral part of these financial statements.

                                    FSA-54

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2018

                                                             INVESCO V.I.
                                                              SMALL CAP   IVY VIP GLOBAL IVY VIP HIGH IVY VIP SMALL
                                                             EQUITY FUND  EQUITY INCOME     INCOME     CAP GROWTH
                                                             ------------ -------------- ------------ -------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................ $        --    $  15,245    $ 2,175,033   $    52,406
 Expenses:
   Asset-based charges......................................       9,777           --         50,806        33,637
                                                             -----------    ---------    -----------   -----------

NET INVESTMENT INCOME (LOSS)................................      (9,777)      15,245      2,124,227        18,769
                                                             -----------    ---------    -----------   -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................     (75,353)     (32,541)      (123,106)       60,209
   Net realized gain distribution from the Portfolios.......     412,203       71,641             --     4,646,383
                                                             -----------    ---------    -----------   -----------
 Net realized gain (loss)...................................     336,850       39,100       (123,106)    4,706,592
                                                             -----------    ---------    -----------   -----------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................  (1,213,467)    (150,013)    (2,884,856)   (5,322,774)
                                                             -----------    ---------    -----------   -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......    (876,617)    (110,913)    (3,007,962)     (616,182)
                                                             -----------    ---------    -----------   -----------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS................................................. $  (886,394)   $ (95,668)   $  (883,735)  $  (597,413)
                                                             ===========    =========    ===========   ===========
                                                                                   MFS(R)/
                                                                                /MASSACHUSETTS
                                                                                  INVESTORS
                                                             MFS(R)/ /INVESTORS  GROWTH STOCK
                                                               TRUST SERIES       PORTFOLIO
                                                             ----------------   --------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................    $  15,740         $  16,035
 Expenses:
   Asset-based charges......................................        9,167            11,865
                                                                ---------         ---------

NET INVESTMENT INCOME (LOSS)................................        6,573             4,170
                                                                ---------         ---------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................      113,500           123,198
   Net realized gain distribution from the Portfolios.......      158,522           283,372
                                                                ---------         ---------
 Net realized gain (loss)...................................      272,022           406,570
                                                                ---------         ---------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................     (453,820)         (499,761)
                                                                ---------         ---------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......     (181,798)          (93,191)
                                                                ---------         ---------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS.................................................    $(175,225)        $ (89,021)
                                                                =========         =========
-----------
The accompanying notes are an integral part of these financial statements.

                                    FSA-55

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2018

                                                             MULTIMANAGER               MULTIMANAGER
                                                              AGGRESSIVE   MULTIMANAGER   MID CAP     MULTIMANAGER  MULTIMANAGER
                                                               EQUITY*      CORE BOND*    GROWTH*    MID CAP VALUE* TECHNOLOGY*
                                                             ------------  ------------ ------------ -------------- ------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................ $    625,360  $ 1,667,611  $        --   $    298,366  $    224,598
 Expenses:
   Asset-based charges......................................    2,595,708      153,977       83,947        158,560       561,514
                                                             ------------  -----------  -----------   ------------  ------------

NET INVESTMENT INCOME (LOSS)................................   (1,970,348)   1,513,634      (83,947)       139,806      (336,916)
                                                             ------------  -----------  -----------   ------------  ------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................   29,213,533     (703,201)     252,048      1,859,817    14,706,489
   Net realized gain distribution from the Portfolios.......   47,304,632           --    4,056,202      3,122,309    15,819,891
                                                             ------------  -----------  -----------   ------------  ------------
 Net realized gain (loss)...................................   76,518,165     (703,201)   4,308,250      4,982,126    30,526,380
                                                             ------------  -----------  -----------   ------------  ------------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................  (75,548,437)  (1,264,909)  (5,865,470)   (10,194,593)  (27,829,523)
                                                             ------------  -----------  -----------   ------------  ------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......      969,728   (1,968,110)  (1,557,220)    (5,212,467)    2,696,857
                                                             ------------  -----------  -----------   ------------  ------------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS................................................. $ (1,000,620) $  (454,476) $(1,641,167)  $ (5,072,661) $  2,359,941
                                                             ============  ===========  ===========   ============  ============
                                                              NATURAL
                                                             RESOURCES
                                                             PORTFOLIO
                                                             ---------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................ $      --
 Expenses:
   Asset-based charges......................................        --
                                                             ---------

NET INVESTMENT INCOME (LOSS)................................        --
                                                             ---------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................   (32,443)
   Net realized gain distribution from the Portfolios.......        --
                                                             ---------
 Net realized gain (loss)...................................   (32,443)
                                                             ---------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................  (553,290)
                                                             ---------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......  (585,733)
                                                             ---------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS................................................. $(585,733)
                                                             =========
-----------
The accompanying notes are an integral part of these financial statements.
*  Denotes Variable Investment Options that invest in shares of a Portfolio of
   EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-56

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2018

                                                                 PIMCO
                                                             COMMODITYREAL
                                                              RETURN(R)/   T. ROWE PRICE
                                                               /STRATEGY   EQUITY INCOME TARGET 2015 TARGET 2025  TARGET 2035
                                                               PORTFOLIO     PORTFOLIO   ALLOCATION* ALLOCATION*  ALLOCATION*
                                                             ------------- ------------- ----------- -----------  -----------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................  $   210,249   $   249,839   $  30,674  $   159,556   $  77,113
 Expenses:
   Asset-based charges......................................       17,057        36,040          --       18,915       7,241
                                                              -----------   -----------   ---------  -----------   ---------

NET INVESTMENT INCOME (LOSS)................................      193,192       213,799      30,674      140,641      69,872
                                                              -----------   -----------   ---------  -----------   ---------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................     (927,692)      162,536      39,836      133,812     131,610
   Net realized gain distribution from the Portfolios.......           --     1,295,193     129,786      218,179      59,052
                                                              -----------   -----------   ---------  -----------   ---------
 Net realized gain (loss)...................................     (927,692)    1,457,729     169,622      351,991     190,662
                                                              -----------   -----------   ---------  -----------   ---------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................     (846,643)   (3,057,011)   (272,000)  (1,093,575)   (656,629)
                                                              -----------   -----------   ---------  -----------   ---------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......   (1,774,335)   (1,599,282)   (102,378)    (741,584)   (465,967)
                                                              -----------   -----------   ---------  -----------   ---------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS.................................................  $(1,581,143)  $(1,385,483)  $ (71,704) $  (600,943)  $(396,095)
                                                              ===========   ===========   =========  ===========   =========

                                                             TARGET 2045
                                                             ALLOCATION*
                                                             -----------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................  $  45,032
 Expenses:
   Asset-based charges......................................      1,282
                                                              ---------

NET INVESTMENT INCOME (LOSS)................................     43,750
                                                              ---------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................     65,222
   Net realized gain distribution from the Portfolios.......     28,896
                                                              ---------
 Net realized gain (loss)...................................     94,118
                                                              ---------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................   (386,721)
                                                              ---------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......   (292,603)
                                                              ---------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS.................................................  $(248,853)
                                                              =========
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-57

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (CONCLUDED)

FOR THE YEAR OR PERIOD ENDED DECEMBER 31, 2018

                                                                          TEMPLETON
                                                                         DEVELOPING    TEMPLETON   TEMPLETON   VANECK VIP
                                                             TARGET 2055 MARKETS VIP  GLOBAL BOND  GROWTH VIP  GLOBAL HARD
                                                             ALLOCATION*    FUND       VIP FUND       FUND     ASSETS FUND
                                                             ----------- -----------  ----------- -----------  -----------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................  $  13,103  $   138,307  $       --  $    99,174  $        --
 Expenses:
   Asset-based charges......................................        640       45,365      81,519       12,510       21,206
                                                              ---------  -----------  ----------  -----------  -----------

NET INVESTMENT INCOME (LOSS)................................     12,463       92,942     (81,519)      86,664      (21,206)
                                                              ---------  -----------  ----------  -----------  -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................     42,868      479,829    (788,411)         (57)    (328,197)
   Net realized gain distribution from the Portfolios.......         --           --          --      420,018           --
                                                              ---------  -----------  ----------  -----------  -----------
 Net realized gain (loss)...................................     42,868      479,829    (788,411)     419,961     (328,197)
                                                              ---------  -----------  ----------  -----------  -----------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................   (133,277)  (3,670,319)  1,674,585   (1,279,590)  (3,047,878)
                                                              ---------  -----------  ----------  -----------  -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......    (90,409)  (3,190,490)    886,174     (859,629)  (3,376,075)
                                                              ---------  -----------  ----------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS.................................................  $ (77,946) $(3,097,548) $  804,655  $  (772,965) $(3,397,281)
                                                              =========  ===========  ==========  ===========  ===========
                                                                VANGUARD
                                                                VARIABLE
                                                             INSURANCE FUND
                                                             - EQUITY INDEX
                                                               PORTFOLIO
                                                             --------------
INCOME AND EXPENSES:
 Investment Income:
   Dividends from the Portfolios............................  $   176,397
 Expenses:
   Asset-based charges......................................       68,389
                                                              -----------

NET INVESTMENT INCOME (LOSS)................................      108,008
                                                              -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain (loss) on investments..................      666,497
   Net realized gain distribution from the Portfolios.......      171,706
                                                              -----------
 Net realized gain (loss)...................................      838,203
                                                              -----------

 Net change in unrealized appreciation (depreciation) of
   investments..............................................   (1,940,874)
                                                              -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS......   (1,102,671)
                                                              -----------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS.................................................  $  (994,663)
                                                              ===========
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-58

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                                                                         1290 VT DOUBLELINE
                                          1290 VT CONVERTIBLE     1290 VT DOUBLELINE        OPPORTUNISTIC
                                              SECURITIES*         DYNAMIC ALLOCATION*         BOND*(A)
                                         --------------------  ------------------------  ------------------
                                            2018       2017        2018         2017       2018      2017
                                         ----------  --------  -----------  -----------  --------  --------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $   27,231  $ 14,184  $   183,233  $    63,423  $ 17,328  $  3,325
 Net realized gain (loss)...............     30,192    15,721      361,667      612,239    (4,083)      141
 Net change in unrealized appreciation
   (depreciation) of investments........   (131,330)  (19,816)  (1,013,423)     314,599   (14,411)   (2,459)
                                         ----------  --------  -----------  -----------  --------  --------

 Net increase (decrease) in net assets
   resulting from operations............    (73,907)   10,089     (468,523)     990,261    (1,166)    1,007
                                         ----------  --------  -----------  -----------  --------  --------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..    160,701    22,985    1,618,739    2,164,531   180,941    13,745
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................    571,644   571,621   (1,614,365)     479,653   261,054   187,672
 Redemptions for contract benefits and
   terminations.........................    (12,604)       --     (292,789)     (42,259)  (13,392)       --
 Contract maintenance charges...........    (46,131)   (8,900)    (796,144)    (776,878)  (20,634)   (2,463)
                                         ----------  --------  -----------  -----------  --------  --------

 Net increase (decrease) in net assets
   resulting from contractowners
   transactions.........................    673,610   585,706   (1,084,559)   1,825,047   407,969   198,954
                                         ----------  --------  -----------  -----------  --------  --------

NET INCREASE (DECREASE) IN NET ASSETS...    599,703   595,795   (1,553,082)   2,815,308   406,803   199,961
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................    604,521     8,726   12,307,449    9,492,141   199,961        --
                                         ----------  --------  -----------  -----------  --------  --------

NET ASSETS -- END OF YEAR OR PERIOD..... $1,204,224  $604,521  $10,754,367  $12,307,449  $606,764  $199,961
                                         ==========  ========  ===========  ===========  ========  ========
-----------
The accompanying notes are an integral part of these financial statements.
*  Denotes Variable Investment Options that invest in shares of a Portfolio of
   EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(a)Units were made available on May 19, 2017.

                                    FSA-59

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                                                     1290 VT GAMCO MERGERS       1290 VT GAMCO SMALL
                                          1290 VT EQUITY INCOME*        & ACQUISITIONS*            COMPANY VALUE*
                                         ------------------------  ------------------------  --------------------------
                                             2018         2017         2018         2017         2018          2017
                                         -----------  -----------  -----------  -----------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $   393,347  $   312,075  $   197,596  $    (9,548) $    687,093  $    748,534
 Net realized gain (loss)...............   5,748,576    1,603,780      371,161      892,978    16,860,849    20,994,949
 Net change in unrealized appreciation
   (depreciation) of investments........  (8,691,132)   1,166,705   (1,393,740)       3,765   (47,823,307)    5,308,912
                                         -----------  -----------  -----------  -----------  ------------  ------------

 Net increase (decrease) in net assets
   resulting from operations............  (2,549,209)   3,082,560     (824,983)     887,195   (30,275,365)   27,052,395
                                         -----------  -----------  -----------  -----------  ------------  ------------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..   1,194,996    1,314,128    1,072,925    1,446,603    15,161,328    14,715,495
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................    (566,175)    (409,866)    (307,865)    (163,664)   (7,030,458)   (5,116,218)
 Redemptions for contract benefits and
   terminations.........................    (724,484)    (647,739)    (597,580)    (370,720)   (6,704,170)   (5,818,950)
 Contract maintenance charges...........    (720,085)    (728,372)    (444,420)    (462,204)   (5,986,014)   (5,980,113)
                                         -----------  -----------  -----------  -----------  ------------  ------------

 Net increase (decrease) in net assets
   resulting from contractowners
   transactions.........................    (815,748)    (471,849)    (276,940)     450,015    (4,559,314)   (2,199,786)
                                         -----------  -----------  -----------  -----------  ------------  ------------

NET INCREASE (DECREASE) IN NET ASSETS...  (3,364,957)   2,610,711   (1,101,923)   1,337,210   (34,834,679)   24,852,609
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................  22,651,270   20,040,559   16,191,996   14,854,786   197,726,749   172,874,140
                                         -----------  -----------  -----------  -----------  ------------  ------------

NET ASSETS -- END OF YEAR OR PERIOD..... $19,286,313  $22,651,270  $15,090,073  $16,191,996  $162,892,070  $197,726,749
                                         ===========  ===========  ===========  ===========  ============  ============
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-60

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                           1290 VT SMARTBETA      1290 VT SOCIALLY             ALL ASSET
                                                EQUITY*             RESPONSIBLE*           GROWTH-ALT 20*(B)
                                         --------------------  ----------------------  ------------------------
                                            2018       2017       2018        2017         2018         2017
                                         ----------  --------  ----------  ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $   15,176  $  6,663  $   20,640  $   22,629  $   547,895  $   370,223
 Net realized gain (loss)...............     67,305    22,537     146,758     601,202    1,302,927      834,875
 Net change in unrealized appreciation
   (depreciation) of investments........   (170,751)   44,110    (310,402)    (28,706)  (4,268,829)   2,422,878
                                         ----------  --------  ----------  ----------  -----------  -----------

 Net increase (decrease) in net assets
   resulting from operations............    (88,270)   73,310    (143,004)    595,125   (2,418,007)   3,627,976
                                         ----------  --------  ----------  ----------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..    264,152    76,181     171,215     204,225    3,787,678    4,217,718
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................    569,089   296,031    (577,063)    235,718    1,765,694    3,884,575
 Redemptions for contract benefits and
   terminations.........................    (16,795)   (7,598)    (75,358)    (54,567)    (656,921)  (1,123,996)
 Contract maintenance charges...........    (53,674)  (20,971)    (96,397)    (99,583)  (1,541,110)  (1,370,437)
                                         ----------  --------  ----------  ----------  -----------  -----------

 Net increase (decrease) in net assets
   resulting from contractowners
   transactions.........................    762,772   343,643    (577,603)    285,793    3,355,341    5,607,860
                                         ----------  --------  ----------  ----------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS...    674,502   416,953    (720,607)    880,918      937,334    9,235,836
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................    598,100   181,147   3,521,671   2,640,753   28,928,635   19,692,799
                                         ----------  --------  ----------  ----------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD..... $1,272,602  $598,100  $2,801,064  $3,521,671  $29,865,969  $28,928,635
                                         ==========  ========  ==========  ==========  ===========  ===========
-----------
The accompanying notes are an integral part of these financial statements.
*  Denotes Variable Investment Options that invest in shares of a Portfolio of
   EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(b)All Asset Growth-Alt 20 replaced All Asset Aggressive-Alt 25 due to a merger on May 19, 2017.

                                    FSA-61

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                              AMERICAN FUNDS
                                           INSURANCE SERIES(R)/        AMERICAN FUNDS
                                              /GLOBAL SMALL       INSURANCE SERIES(R)/ /NEW     AXA 400 MANAGED
                                         CAPITALIZATION FUND/SM/       WORLD FUND(R)//            VOLATILITY*
                                         -----------------------  ------------------------  -----------------------
                                             2018        2017         2018         2017         2018        2017
                                         -----------  ----------  -----------  -----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $   (16,968) $   11,123  $   100,000  $    72,376  $    33,936  $   24,791
 Net realized gain (loss)...............     357,385    (177,465)     774,067       41,899      491,105     525,871
 Net change in unrealized appreciation
   (depreciation) of investments........  (1,368,473)  1,384,139   (3,640,473)   2,374,832   (1,143,278)    136,239
                                         -----------  ----------  -----------  -----------  -----------  ----------

 Net increase (decrease) in net assets
   resulting from operations............  (1,028,056)  1,217,797   (2,766,406)   2,489,107     (618,237)    686,901
                                         -----------  ----------  -----------  -----------  -----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..   1,177,179     864,377    2,404,063    1,605,340      327,447     386,328
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................   1,104,726   1,467,288    7,519,379    1,208,476     (348,264)    390,864
 Redemptions for contract benefits and
   terminations.........................    (117,695)   (113,887)    (270,596)     (76,397)    (173,226)    (97,331)
 Contract maintenance charges...........    (225,161)   (186,450)    (484,873)    (374,039)    (195,259)   (199,662)
                                         -----------  ----------  -----------  -----------  -----------  ----------

 Net increase (decrease) in net assets
   resulting from contractowners
   transactions.........................   1,939,049   2,031,328    9,167,973    2,363,380     (389,302)    480,199
                                         -----------  ----------  -----------  -----------  -----------  ----------

 Net increase (decrease) in amount
   retained by AXA Equitable in
   Separate Account FP..................          --          --          910           --           --          --
                                         -----------  ----------  -----------  -----------  -----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS...     910,993   3,249,125    6,402,477    4,852,487   (1,007,539)  1,167,100
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................   7,356,444   4,107,319   12,710,631    7,858,144    5,412,820   4,245,720
                                         -----------  ----------  -----------  -----------  -----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD..... $ 8,267,437  $7,356,444  $19,113,108  $12,710,631  $ 4,405,281  $5,412,820
                                         ===========  ==========  ===========  ===========  ===========  ==========
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-62

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                             AXA 500 MANAGED          AXA 2000 MANAGED           AXA AGGRESSIVE
                                               VOLATILITY*              VOLATILITY*                ALLOCATION*
                                         -----------------------  -----------------------  --------------------------
                                             2018        2017         2018        2017         2018          2017
                                         -----------  ----------  -----------  ----------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $   104,224  $   78,318  $    26,491  $   20,351  $  2,146,429  $  1,959,042
 Net realized gain (loss)...............     640,174     386,416      419,672     327,501    11,624,905     7,663,915
 Net change in unrealized appreciation
   (depreciation) of investments........  (1,453,693)  1,023,722   (1,047,416)    146,767   (26,889,043)   15,671,433
                                         -----------  ----------  -----------  ----------  ------------  ------------

 Net increase (decrease) in net assets
   resulting from operations............    (709,295)  1,488,456     (601,253)    494,619   (13,117,709)   25,294,390
                                         -----------  ----------  -----------  ----------  ------------  ------------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..     704,550   1,030,494      299,478     396,055     9,232,836     9,347,431
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................   1,261,153     983,229      337,946     544,488    (2,859,522)   (2,743,640)
 Redemptions for contract benefits and
   terminations.........................    (315,049)   (256,066)    (206,659)    (90,180)   (8,497,264)   (6,733,933)
 Contract maintenance charges...........    (459,300)   (390,590)    (172,686)   (154,578)   (5,137,752)   (5,688,391)
                                         -----------  ----------  -----------  ----------  ------------  ------------

 Net increase (decrease) in net assets
   resulting from contractowners
   transactions.........................   1,191,354   1,367,067      258,079     695,785    (7,261,702)   (5,818,533)
                                         -----------  ----------  -----------  ----------  ------------  ------------

 Net increase (decrease) in amount
   retained by AXA Equitable in
   Separate Account FP..................         354          --           (8)         --        31,622       (31,623)
                                         -----------  ----------  -----------  ----------  ------------  ------------

NET INCREASE (DECREASE) IN NET ASSETS...     482,413   2,855,523     (343,182)  1,190,404   (20,347,789)   19,444,234
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................   9,742,564   6,887,041    4,479,768   3,289,364   156,317,862   136,873,628
                                         -----------  ----------  -----------  ----------  ------------  ------------

NET ASSETS -- END OF YEAR OR PERIOD..... $10,224,977  $9,742,564  $ 4,136,586  $4,479,768  $135,970,073  $156,317,862
                                         ===========  ==========  ===========  ==========  ============  ============
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-63

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                                                       AXA CONSERVATIVE         AXA CONSERVATIVE
                                          AXA BALANCED STRATEGY*          ALLOCATION*           GROWTH STRATEGY*
                                         ------------------------  ------------------------  ----------------------
                                             2018         2017         2018         2017        2018        2017
                                         -----------  -----------  -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $   493,984  $   453,939  $   337,170  $   223,213  $   90,726  $   88,733
 Net realized gain (loss)...............   1,344,948      611,887      534,267      639,878     250,690     166,986
 Net change in unrealized appreciation
   (depreciation) of investments........  (3,504,352)   1,889,026   (1,402,478)     510,514    (584,510)    270,462
                                         -----------  -----------  -----------  -----------  ----------  ----------

 Net increase (decrease) in net assets
   resulting from operations............  (1,665,420)   2,954,852     (531,041)   1,373,605    (243,094)    526,181
                                         -----------  -----------  -----------  -----------  ----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..   5,722,032    6,324,025    1,853,567    2,307,432     969,701   1,206,742
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................   1,350,703    2,576,437      180,112   (2,239,253)    (42,515)    476,425
 Redemptions for contract benefits and
   terminations.........................    (669,939)    (409,625)    (952,724)  (2,283,420)   (409,905)   (331,042)
 Contract maintenance charges...........  (2,956,446)  (2,677,758)  (1,978,918)  (2,122,093)   (631,149)   (601,525)
                                         -----------  -----------  -----------  -----------  ----------  ----------

 Net increase (decrease) in net assets
   resulting from contractowners
   transactions.........................   3,446,350    5,813,079     (897,963)  (4,337,334)   (113,868)    750,600
                                         -----------  -----------  -----------  -----------  ----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS...   1,780,930    8,767,931   (1,429,004)  (2,963,729)   (356,962)  1,276,781
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................  36,594,273   27,826,342   28,625,473   31,589,202   7,439,026   6,162,245
                                         -----------  -----------  -----------  -----------  ----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD..... $38,375,203  $36,594,273  $27,196,469  $28,625,473  $7,082,064  $7,439,026
                                         ===========  ===========  ===========  ===========  ==========  ==========
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-64

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                            AXA CONSERVATIVE       AXA CONSERVATIVE-PLUS        AXA GLOBAL EQUITY
                                                STRATEGY*               ALLOCATION*            MANAGED VOLATILITY*
                                         ----------------------  ------------------------  --------------------------
                                            2018        2017         2018         2017         2018          2017
                                         ----------  ----------  -----------  -----------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $   37,655  $   27,652  $   398,375  $   309,086  $    952,645  $  1,015,237
 Net realized gain (loss)...............     81,735      60,286    1,347,084    1,183,492    15,144,159     4,468,932
 Net change in unrealized appreciation
   (depreciation) of investments........   (157,944)     25,697   (2,934,113)   1,119,606   (33,462,490)   26,555,167
                                         ----------  ----------  -----------  -----------  ------------  ------------

 Net increase (decrease) in net assets
   resulting from operations............    (38,554)    113,635   (1,188,654)   2,612,184   (17,365,686)   32,039,336
                                         ----------  ----------  -----------  -----------  ------------  ------------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..    495,395     456,114    3,211,215    3,410,318     6,390,644     6,738,265
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................    210,171    (355,590)  (1,159,436)    (207,373)   (4,868,804)   (6,578,272)
 Redemptions for contract benefits and
   terminations.........................    (86,549)   (100,328)  (1,620,440)  (2,659,574)   (7,189,203)   (8,091,897)
 Contract maintenance charges...........   (267,787)   (263,328)  (2,171,492)  (2,465,048)   (5,416,338)   (5,858,570)
                                         ----------  ----------  -----------  -----------  ------------  ------------

 Net increase (decrease) in net assets
   resulting from contractowners
   transactions.........................    351,230    (263,132)  (1,740,153)  (1,921,677)  (11,083,701)  (13,790,474)
                                         ----------  ----------  -----------  -----------  ------------  ------------

 Net increase (decrease) in amount
   retained by AXA Equitable in
   Separate Account FP..................         --          --           --       74,999            --            --
                                         ----------  ----------  -----------  -----------  ------------  ------------

NET INCREASE (DECREASE) IN NET ASSETS...    312,676    (149,497)  (2,928,807)     765,506   (28,449,387)   18,248,862
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................  2,655,938   2,805,435   32,671,100   31,905,594   148,578,047   130,329,185
                                         ----------  ----------  -----------  -----------  ------------  ------------

NET ASSETS -- END OF YEAR OR PERIOD..... $2,968,614  $2,655,938  $29,742,293  $32,671,100  $120,128,660  $148,578,047
                                         ==========  ==========  ===========  ===========  ============  ============
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-65

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                                                     AXA INTERNATIONAL CORE      AXA INTERNATIONAL
                                           AXA GROWTH STRATEGY*       MANAGED VOLATILITY*       MANAGED VOLATILITY*
                                         ------------------------  -------------------------  ----------------------
                                             2018         2017         2018          2017        2018        2017
                                         -----------  -----------  ------------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $   758,543  $   882,830  $    866,406  $   824,176  $   70,474  $   62,830
 Net realized gain (loss)...............   2,460,555      971,201       699,419      786,097      21,968      36,065
 Net change in unrealized appreciation
   (depreciation) of investments........  (7,047,901)   5,354,237   (10,752,214)  12,137,220    (677,449)    503,911
                                         -----------  -----------  ------------  -----------  ----------  ----------

 Net increase (decrease) in net assets
   resulting from operations............  (3,828,803)   7,208,268    (9,186,389)  13,747,493    (585,007)    602,806
                                         -----------  -----------  ------------  -----------  ----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..   9,139,233   10,223,898     2,630,704    2,991,332     224,444     322,549
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................  (2,947,979)    (625,154)     (543,969)  (6,727,082)    508,221     435,035
 Redemptions for contract benefits and
   terminations.........................  (2,012,292)  (1,160,377)   (2,653,774)  (2,644,300)    (69,986)    (83,371)
 Contract maintenance charges...........  (3,886,988)  (3,772,921)   (2,282,766)  (2,463,324)   (119,948)   (105,347)
                                         -----------  -----------  ------------  -----------  ----------  ----------

 Net increase (decrease) in net assets
   resulting from contractowners
   transactions.........................     291,974    4,665,446    (2,849,805)  (8,843,374)    542,731     568,866
                                         -----------  -----------  ------------  -----------  ----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS...  (3,536,829)  11,873,714   (12,036,194)   4,904,119     (42,276)  1,171,672
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................  62,041,063   50,167,349    63,328,101   58,423,982   3,557,737   2,386,065
                                         -----------  -----------  ------------  -----------  ----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD..... $58,504,234  $62,041,063  $ 51,291,907  $63,328,101  $3,515,461  $3,557,737
                                         ===========  ===========  ============  ===========  ==========  ==========
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-66

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                          AXA INTERNATIONAL VALUE      AXA LARGE CAP CORE        AXA LARGE CAP GROWTH
                                            MANAGED VOLATILITY*        MANAGED VOLATILITY*        MANAGED VOLATILITY*
                                         -------------------------  ------------------------  --------------------------
                                             2018          2017         2018         2017         2018          2017
                                         ------------  -----------  -----------  -----------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $  1,101,886  $ 1,270,298  $   271,778  $   240,962  $    158,502  $    166,666
 Net realized gain (loss)...............    1,282,245      869,487    3,494,490    3,065,377    38,769,752    33,443,063
 Net change in unrealized appreciation
   (depreciation) of investments........  (16,007,666)  14,475,642   (5,705,806)   2,433,165   (46,091,408)   30,503,643
                                         ------------  -----------  -----------  -----------  ------------  ------------

 Net increase (decrease) in net assets
   resulting from operations............  (13,623,535)  16,615,427   (1,939,538)   5,739,504    (7,163,154)   64,113,372
                                         ------------  -----------  -----------  -----------  ------------  ------------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..    4,180,386    4,590,922      978,432    1,068,994    10,055,390    11,169,949
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................   (1,272,580)  (2,152,559)    (208,000)    (696,150)  (11,713,353)   (8,156,800)
 Redemptions for contract benefits and
   terminations.........................   (3,601,571)  (4,754,791)  (1,083,924)  (1,019,355)  (12,890,265)  (13,253,721)
 Contract maintenance charges...........   (3,769,617)  (4,025,456)  (1,144,548)  (1,139,899)  (10,140,614)  (10,719,628)
                                         ------------  -----------  -----------  -----------  ------------  ------------

 Net increase (decrease) in net assets
   resulting from contractowners
   transactions.........................   (4,463,382)  (6,341,884)  (1,458,040)  (1,786,410)  (24,688,842)  (20,960,200)
                                         ------------  -----------  -----------  -----------  ------------  ------------

NET INCREASE (DECREASE) IN NET ASSETS...  (18,086,917)  10,273,543   (3,397,578)   3,953,094   (31,851,996)   43,153,172
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................   85,043,394   74,769,851   31,158,744   27,205,650   275,604,577   232,451,405
                                         ------------  -----------  -----------  -----------  ------------  ------------

NET ASSETS -- END OF YEAR OR PERIOD..... $ 66,956,477  $85,043,394  $27,761,166  $31,158,744  $243,752,581  $275,604,577
                                         ============  ===========  ===========  ===========  ============  ============
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-67

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                             AXA LARGE CAP VALUE          AXA MID CAP VALUE             AXA MODERATE
                                             MANAGED VOLATILITY*         MANAGED VOLATILITY*             ALLOCATION*
                                         --------------------------  --------------------------  --------------------------
                                             2018          2017          2018          2017          2018          2017
                                         ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $  7,955,574  $  4,232,495  $  1,620,912  $  1,330,515  $  9,109,192  $  6,420,178
 Net realized gain (loss)...............   26,574,601     7,411,354    27,381,818    24,257,383    38,622,904    33,549,894
 Net change in unrealized appreciation
   (depreciation) of investments........  (74,400,199)   38,606,026   (56,235,308)   (1,880,050)  (92,345,560)   48,787,704
                                         ------------  ------------  ------------  ------------  ------------  ------------

 Net increase (decrease) in net assets
   resulting from operations............  (39,870,024)   50,249,875   (27,232,578)   23,707,848   (44,613,464)   88,757,776
                                         ------------  ------------  ------------  ------------  ------------  ------------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..   17,820,235    18,993,249     8,499,182     8,907,612    48,453,618    51,984,557
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................  (12,015,972)   (8,782,703)   (7,977,746)   (5,021,819)   (7,590,887)  (23,439,763)
 Redemptions for contract benefits and
   terminations.........................  (18,775,561)  (19,995,812)   (9,944,141)  (10,991,520)  (33,236,093)  (36,616,401)
 Contract maintenance charges...........  (18,979,468)  (19,831,032)   (8,457,814)   (8,824,427)  (57,722,064)  (59,886,427)
                                         ------------  ------------  ------------  ------------  ------------  ------------

 Net increase (decrease) in net assets
   resulting from contractowners
   transactions.........................  (31,950,766)  (29,616,298)  (17,880,519)  (15,930,154)  (50,095,426)  (67,958,034)
                                         ------------  ------------  ------------  ------------  ------------  ------------

 Net increase (decrease) in amount
   retained by AXA Equitable in
   Separate Account FP..................           --            --            --            --            --        43,284
                                         ------------  ------------  ------------  ------------  ------------  ------------

NET INCREASE (DECREASE) IN NET ASSETS...  (71,820,790)   20,633,577   (45,113,097)    7,777,694   (94,708,890)   20,843,026
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................  415,729,366   395,095,789   216,266,018   208,488,324   897,135,849   876,292,823
                                         ------------  ------------  ------------  ------------  ------------  ------------

NET ASSETS -- END OF YEAR OR PERIOD..... $343,908,576  $415,729,366  $171,152,921  $216,266,018  $802,426,959  $897,135,849
                                         ============  ============  ============  ============  ============  ============
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-68

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                             AXA MODERATE GROWTH          AXA MODERATE-PLUS           AXA/AB SMALL CAP
                                                  STRATEGY*                  ALLOCATION*                   GROWTH*
                                         --------------------------  --------------------------  --------------------------
                                             2018          2017          2018          2017          2018          2017
                                         ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $  1,379,316  $  1,470,661  $  6,139,999  $  5,326,290  $   (745,786) $   (394,694)
 Net realized gain (loss)...............    4,006,915     3,074,565    30,841,740    24,484,759    40,108,872    22,599,062
 Net change in unrealized appreciation
   (depreciation) of investments........  (11,167,077)    7,055,940   (65,552,287)   30,250,450   (55,823,981)   18,348,882
                                         ------------  ------------  ------------  ------------  ------------  ------------

 Net increase (decrease) in net assets
   resulting from operations............   (5,780,846)   11,601,166   (28,570,548)   60,061,499   (16,460,895)   40,553,250
                                         ------------  ------------  ------------  ------------  ------------  ------------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..   15,292,605    16,955,106    28,814,143    30,922,625     7,770,341     7,554,131
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................   (1,508,652)   (5,235,210)  (23,487,019)  (13,791,870)   (3,547,190)  (11,355,574)
 Redemptions for contract benefits and
   terminations.........................   (2,887,590)   (2,442,421)  (23,056,449)  (20,035,880)   (8,433,628)   (9,198,838)
 Contract maintenance charges...........   (7,989,391)   (7,871,256)  (19,014,366)  (20,671,747)   (6,816,779)   (6,819,518)
                                         ------------  ------------  ------------  ------------  ------------  ------------

 Net increase (decrease) in net assets
   resulting from contractowners
   transactions.........................    2,906,972     1,406,219   (36,743,691)  (23,576,872)  (11,027,256)  (19,819,799)
                                         ------------  ------------  ------------  ------------  ------------  ------------

NET INCREASE (DECREASE) IN NET ASSETS...   (2,873,874)   13,007,385   (65,314,239)   36,484,627   (27,488,151)   20,733,451
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................  109,617,357    96,609,972   457,491,988   421,007,361   213,951,192   193,217,741
                                         ------------  ------------  ------------  ------------  ------------  ------------

NET ASSETS -- END OF YEAR OR PERIOD..... $106,743,483  $109,617,357  $392,177,749  $457,491,988  $186,463,041  $213,951,192
                                         ============  ============  ============  ============  ============  ============
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-69

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                           AXA/CLEARBRIDGE LARGE                                 AXA/LOOMIS SAYLES
                                                CAP GROWTH*          AXA/JANUS ENTERPRISE*            GROWTH*
                                         ------------------------  ------------------------  ------------------------
                                             2018         2017         2018         2017         2018         2017
                                         -----------  -----------  -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $   (76,784) $  (142,588) $  (116,749) $  (103,805) $   (69,286) $   (28,722)
 Net realized gain (loss)...............   7,873,476    9,128,760    3,984,113    4,984,733    6,439,152    1,373,698
 Net change in unrealized appreciation
   (depreciation) of investments........  (7,907,125)   7,953,886   (4,449,201)   5,224,000   (7,721,058)   8,459,226
                                         -----------  -----------  -----------  -----------  -----------  -----------

 Net increase (decrease) in net assets
   resulting from operations............    (110,433)  16,940,058     (581,837)  10,104,928   (1,351,192)   9,804,202
                                         -----------  -----------  -----------  -----------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..   4,042,384    4,838,423    2,775,034    2,965,131    2,659,075    2,117,673
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................  (4,126,669)  (8,298,014)  (2,905,338)  (1,612,821)   1,357,524      758,988
 Redemptions for contract benefits and
   terminations.........................  (2,242,373)  (2,792,529)  (2,088,937)  (1,517,523)  (1,491,722)    (854,075)
 Contract maintenance charges...........  (2,334,528)  (2,396,070)  (1,676,654)  (1,712,287)  (1,291,330)  (1,067,048)
                                         -----------  -----------  -----------  -----------  -----------  -----------

 Net increase (decrease) in net assets
   resulting from contractowners
   transactions.........................  (4,661,186)  (8,648,190)  (3,895,895)  (1,877,500)   1,233,547      955,538
                                         -----------  -----------  -----------  -----------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS...  (4,771,619)   8,291,868   (4,477,732)   8,227,428     (117,645)  10,759,740
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................  81,456,070   73,164,202   46,091,787   37,864,359   39,744,004   28,984,264
                                         -----------  -----------  -----------  -----------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD..... $76,684,451  $81,456,070  $41,614,055  $46,091,787  $39,626,359  $39,744,004
                                         ===========  ===========  ===========  ===========  ===========  ===========
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-70

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                            BLACKROCK GLOBAL         CHARTER/SM/ MULTI-         CHARTER/SM/ SMALL
                                          ALLOCATION V.I. FUND          SECTOR BOND*               CAP GROWTH*
                                         ----------------------  -------------------------  ------------------------
                                            2018        2017         2018         2017          2018         2017
                                         ----------  ----------  -----------  ------------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $   53,846  $   54,567  $ 1,249,149  $    856,131  $   507,656  $   298,879
 Net realized gain (loss)...............    311,616      72,722   (1,327,086)   (1,408,166)   2,263,954      781,569
 Net change in unrealized appreciation
   (depreciation) of investments........   (804,269)    397,048     (634,315)    1,923,410   (3,652,786)   1,438,055
                                         ----------  ----------  -----------  ------------  -----------  -----------

 Net increase (decrease) in net assets
   resulting from operations............   (438,807)    524,337     (712,252)    1,371,375     (881,176)   2,518,503
                                         ----------  ----------  -----------  ------------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..    481,232     666,077    4,892,769     5,422,140      745,190      726,971
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................  1,403,376    (983,013)  (1,130,588)   (7,559,971)     582,556      372,115
 Redemptions for contract benefits and
   terminations.........................   (184,411)   (299,739)  (3,587,873)   (3,686,081)    (472,432)    (773,700)
 Contract maintenance charges...........    (95,630)    (84,536)  (4,978,093)   (5,304,390)    (516,851)    (495,505)
                                         ----------  ----------  -----------  ------------  -----------  -----------

 Net increase (decrease) in net assets
   resulting from contractowners
   transactions.........................  1,604,567    (701,211)  (4,803,785)  (11,128,302)     338,463     (170,119)
                                         ----------  ----------  -----------  ------------  -----------  -----------

 Net increase (decrease) in amount
   retained by AXA Equitable in
   Separate Account FP..................         --          --           --         2,264           --           --
                                         ----------  ----------  -----------  ------------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS...  1,165,760    (176,874)  (5,516,037)   (9,754,663)    (542,713)   2,348,384
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................  4,270,952   4,447,826   73,525,448    83,280,111   13,056,619   10,708,235
                                         ----------  ----------  -----------  ------------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD..... $5,436,712  $4,270,952  $68,009,411  $ 73,525,448  $12,513,906  $13,056,619
                                         ==========  ==========  ===========  ============  ===========  ===========
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-71

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                                                                          EQ/AMERICAN
                                           CHARTER/SM/ SMALL CAP   CLEARBRIDGE VARIABLE CENTURY MID CAP
                                                  VALUE*            MID CAP PORTFOLIO    VALUE*(C )(D)
                                         ------------------------  ------------------   ---------------
                                             2018         2017       2018       2017         2018
                                         -----------  -----------  --------   --------  ---------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $   278,998  $   362,282  $  1,261   $    428    $   267,466
 Net realized gain (loss)...............   2,270,249    1,520,462     7,419     13,485        (60,301)
 Net change in unrealized appreciation
   (depreciation) of investments........  (6,029,386)   1,285,931   (95,687)    (2,667)    (5,859,557)
                                         -----------  -----------  --------   --------    -----------

 Net increase (decrease) in net assets
   resulting from operations............  (3,480,139)   3,168,675   (87,007)    11,246     (5,652,392)
                                         -----------  -----------  --------   --------    -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..   1,498,465    1,641,842   364,928    172,104      1,053,158
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................  (1,819,898)  (1,085,607)   55,149    133,523     53,146,253
 Redemptions for contract benefits and
   terminations.........................  (1,354,284)  (1,373,728)       --         --       (141,713)
 Contract maintenance charges...........  (1,381,571)  (1,438,532)  (30,114)    (7,634)      (293,100)
                                         -----------  -----------  --------   --------    -----------

 Net increase (decrease) in net assets
   resulting from contractowners
   transactions.........................  (3,057,288)  (2,256,025)  389,963    297,993     53,764,598
                                         -----------  -----------  --------   --------    -----------

 Net increase (decrease) in amount
   retained by AXA Equitable in
   Separate Account FP..................          --           --       533         --             --
                                         -----------  -----------  --------   --------    -----------

NET INCREASE (DECREASE) IN NET ASSETS...  (6,537,427)     912,650   303,489    309,239     48,112,206
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................  31,000,265   30,087,615   314,328      5,089             --
                                         -----------  -----------  --------   --------    -----------

NET ASSETS -- END OF YEAR OR PERIOD..... $24,462,838  $31,000,265  $617,817   $314,328    $48,112,206
                                         ===========  ===========  ========   ========    ===========
-----------
The accompanying notes are an integral part of these financial statements.
*  Denotes Variable Investment Options that invest in shares of a Portfolio of
   EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(c)Units were made available on October 22, 2018.
(d)EQ/American Century Mid Cap Value replaced American Century VP Mid Cap Value
   Fund due to a substitution on October 22, 2018.

                                    FSA-72

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                             EQ/BLACKROCK BASIC          EQ/CAPITAL GUARDIAN
                                                VALUE EQUITY*                 RESEARCH*              EQ/COMMON STOCK INDEX*
                                         --------------------------  --------------------------  ------------------------------
                                             2018          2017          2018          2017           2018            2017
                                         ------------  ------------  ------------  ------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $  2,647,648  $  2,192,247  $    109,556  $    358,262  $   13,077,922  $   12,641,999
 Net realized gain (loss)...............   26,378,921     9,091,685    20,054,850    12,725,252     158,391,304      64,211,978
 Net change in unrealized appreciation
   (depreciation) of investments........  (45,322,323)    4,122,849   (26,127,363)   12,658,249    (267,534,071)    218,283,989
                                         ------------  ------------  ------------  ------------  --------------  --------------

 Net increase (decrease) in net assets
   resulting from operations............  (16,295,754)   15,406,781    (5,962,957)   25,741,763     (96,064,845)    295,137,966
                                         ------------  ------------  ------------  ------------  --------------  --------------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..   12,943,153    13,455,602     4,221,681     4,622,061      68,264,259      70,697,299
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................  (10,529,958)  (10,911,779)   (3,197,203)   (1,570,219)    (69,133,046)    (51,553,674)
 Redemptions for contract benefits and
   terminations.........................   (7,545,269)   (8,952,305)   (4,034,801)   (5,124,897)    (67,662,814)    (69,911,005)
 Contract maintenance charges...........   (7,884,412)   (8,332,179)   (4,214,631)   (4,304,592)    (74,802,593)    (78,128,183)
                                         ------------  ------------  ------------  ------------  --------------  --------------

 Net increase (decrease) in net assets
   resulting from contractowners
   transactions.........................  (13,016,486)  (14,740,661)   (7,224,954)   (6,377,647)   (143,334,194)   (128,895,563)
                                         ------------  ------------  ------------  ------------  --------------  --------------

 Net increase (decrease) in amount
   retained by AXA Equitable in
   Separate Account FP..................           --            --            --            --         125,100          22,027
                                         ------------  ------------  ------------  ------------  --------------  --------------

NET INCREASE (DECREASE) IN NET ASSETS...  (29,312,240)      666,120   (13,187,911)   19,364,116    (239,273,939)    166,264,430
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................  212,634,157   211,968,037   125,446,171   106,082,055   1,724,896,214   1,558,631,784
                                         ------------  ------------  ------------  ------------  --------------  --------------

NET ASSETS -- END OF YEAR OR PERIOD..... $183,321,917  $212,634,157  $112,258,260  $125,446,171  $1,485,622,275  $1,724,896,214
                                         ============  ============  ============  ============  ==============  ==============
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-73

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                                                                                    EQ/FIDELITY
                                                                                                INSTITUTIONAL AM/SM/
                                            EQ/CORE BOND INDEX*        EQ/EQUITY 500 INDEX*      LARGE CAP*(C)(E)
                                         ------------------------  ---------------------------  -------------------
                                             2018         2017          2018          2017             2018
                                         -----------  -----------  -------------  ------------  -------------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $   808,055  $   652,831  $   9,963,773  $  9,069,228     $    169,863
 Net realized gain (loss)...............    (233,740)    (105,358)    63,441,265    49,687,094         (179,846)
 Net change in unrealized appreciation
   (depreciation) of investments........    (607,788)     185,629   (117,357,501)   94,757,414      (12,029,625)
                                         -----------  -----------  -------------  ------------     ------------

 Net increase (decrease) in net assets
   resulting from operations............     (33,473)     733,102    (43,952,463)  153,513,736      (12,039,608)
                                         -----------  -----------  -------------  ------------     ------------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..   3,663,771    4,503,364     43,792,516    48,204,371        1,186,694
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................    (426,574)     360,121    (16,216,520)  (20,196,036)     105,252,102
 Redemptions for contract benefits and
   terminations.........................  (3,053,763)  (2,464,337)   (27,225,302)  (36,962,210)        (321,496)
 Contract maintenance charges...........  (2,329,332)  (4,247,393)   (29,645,392)  (29,844,695)        (349,357)
                                         -----------  -----------  -------------  ------------     ------------

 Net increase (decrease) in net assets
   resulting from contractowners
   transactions.........................  (2,145,898)  (1,848,245)   (29,294,698)  (38,798,570)     105,767,943
                                         -----------  -----------  -------------  ------------     ------------

 Net increase (decrease) in amount
   retained by AXA Equitable in
   Separate Account FP..................          --           --             11           491               --
                                         -----------  -----------  -------------  ------------     ------------

NET INCREASE (DECREASE) IN NET ASSETS...  (2,179,371)  (1,115,143)   (73,247,150)  114,715,657       93,728,335
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................  51,768,753   52,883,896    875,865,963   761,150,306               --
                                         -----------  -----------  -------------  ------------     ------------

NET ASSETS -- END OF YEAR OR PERIOD..... $49,589,382  $51,768,753  $ 802,618,813  $875,865,963     $ 93,728,335
                                         ===========  ===========  =============  ============     ============
-----------
The accompanying notes are an integral part of these financial statements.
*  Denotes Variable Investment Options that invest in shares of a Portfolio of
   EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(c)Units were made available on October 22, 2018.
(e)EQ/Fidelity Institutional AM/SM/ Large Cap replaced Fidelity(R) VIP
   Contrafund(R) Portfolio due to a substitution on October 22, 2018.

                                    FSA-74

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                                 EQ/FRANKLIN RISING       EQ/FRANKLIN
                                                  DIVIDENDS*(C)(F)  STRATEGIC INCOME*(C)(G)   EQ/GLOBAL BOND PLUS*
                                                 ------------------ ----------------------- ------------------------
                                                        2018                 2018               2018         2017
                                                 ------------------ ----------------------- -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)...................    $   130,327           $   223,383       $   183,287  $   (38,198)
 Net realized gain (loss).......................        (17,469)               (7,027)         (250,669)    (373,414)
 Net change in unrealized appreciation
   (depreciation) of investments................     (4,195,962)             (654,159)         (260,264)   1,147,392
                                                    -----------           -----------       -----------  -----------

 Net increase (decrease) in net assets
   resulting from operations....................     (4,083,104)             (437,803)         (327,646)     735,780
                                                    -----------           -----------       -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..........        812,067               646,523         1,231,412    1,309,930
 Transfers between Variable Investment Options
   including guaranteed interest account, net...     56,189,605            33,520,994           355,189      182,494
 Redemptions for contract benefits and
   terminations.................................       (399,664)             (106,474)         (877,497)  (1,291,439)
 Contract maintenance charges...................       (411,020)             (310,472)         (828,842)    (910,448)
                                                    -----------           -----------       -----------  -----------

 Net increase (decrease) in net assets
   resulting from contractowners transactions...     56,190,988            33,750,571          (119,738)    (709,463)
                                                    -----------           -----------       -----------  -----------

 Net increase (decrease) in amount retained by
   AXA Equitable in Separate Account FP.........          1,361               185,604                --           --
                                                    -----------           -----------       -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS...........     52,109,245            33,498,372          (447,384)      26,317
NET ASSETS -- BEGINNING OF YEAR OR PERIOD.......             --                    --        17,085,302   17,058,985
                                                    -----------           -----------       -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD.............    $52,109,245           $33,498,372       $16,637,918  $17,085,302
                                                    ===========           ===========       ===========  ===========
-----------
The accompanying notes are an integral part of these financial statements.
*  Denotes Variable Investment Options that invest in shares of a Portfolio of
   EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(c)Units were made available on October 22, 2018.
(f)EQ/Franklin Rising Dividends replaced Franklin Rising Dividends VIP Fund due to a substitution on October 22, 2018.
(g)EQ/Franklin Strategic Income replaced Franklin Strategic Income VIP Fund due to a substitution on October 22, 2018.

                                    FSA-75

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                              EQ/GOLDMAN SACHS MID      EQ/INTERMEDIATE            EQ/INTERNATIONAL
                                                CAP VALUE*(C)(H)        GOVERNMENT BOND*             EQUITY INDEX*
                                              -------------------- -------------------------  --------------------------
                                                      2018             2018          2017         2018          2017
                                              -------------------- ------------  -----------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)................      $   16,781      $    418,146  $   539,142  $  6,228,990  $  6,903,116
 Net realized gain (loss)....................          (9,315)         (586,240)     278,982    (3,015,502)   (5,487,166)
 Net change in unrealized appreciation
   (depreciation) of investments.............        (849,455)          262,219     (714,718)  (53,733,576)   62,115,735
                                                   ----------      ------------  -----------  ------------  ------------

 Net increase (decrease) in net assets
   resulting from operations.................        (841,989)           94,125      103,406   (50,520,088)   63,531,685
                                                   ----------      ------------  -----------  ------------  ------------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners.......         134,893         4,221,238    4,539,850    19,479,370    25,286,472
 Transfers between Variable Investment
   Options including guaranteed interest
   account, net..............................       9,284,016       (38,572,276)   3,310,355    (2,665,872)    6,872,058
 Redemptions for contract benefits and
   terminations..............................         (12,619)       (2,537,688)  (5,884,857)  (12,255,673)  (16,662,776)
 Contract maintenance charges................         (68,241)       (3,969,469)  (4,309,219)  (16,133,725)  (17,153,586)
                                                   ----------      ------------  -----------  ------------  ------------

 Net increase (decrease) in net assets
   resulting from contractowners transactions       9,338,049       (40,858,195)  (2,343,871)  (11,575,900)   (1,657,832)
                                                   ----------      ------------  -----------  ------------  ------------

 Net increase (decrease) in amount retained
   by AXA Equitable in Separate Account FP...              --                --          250            --            --
                                                   ----------      ------------  -----------  ------------  ------------

NET INCREASE (DECREASE) IN NET ASSETS........       8,496,060       (40,764,070)  (2,240,215)  (62,095,988)   61,873,853
NET ASSETS -- BEGINNING OF YEAR OR PERIOD....              --        88,991,778   91,231,993   334,523,584   272,649,731
                                                   ----------      ------------  -----------  ------------  ------------

NET ASSETS -- END OF YEAR OR PERIOD..........      $8,496,060      $ 48,227,708  $88,991,778  $272,427,596  $334,523,584
                                                   ==========      ============  ===========  ============  ============
-----------
The accompanying notes are an integral part of these financial statements.
*  Denotes Variable Investment Options that invest in shares of a Portfolio of
   EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(c)Units were made available on October 22, 2018.
(h)EQ/Goldman Sachs Mid Cap Value replaced Goldman Sachs VIT Mid Cap Value Fund due to a substitution on October 22, 2018.

                                    FSA-76

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                                                                       EQ/INVESCO
                                                                   EQ/INVESCO GLOBAL  INTERNATIONAL
                                           EQ/INVESCO COMSTOCK*    REAL ESTATE*(C)(I) GROWTH*(C)(J)
                                         ------------------------  ------------------ -------------
                                             2018         2017            2018            2018
                                         -----------  -----------  ------------------ -------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $   400,276  $   163,404     $   193,692      $    59,096
 Net realized gain (loss)...............   2,007,452      698,834          15,837          (34,887)
 Net change in unrealized appreciation
   (depreciation) of investments........  (6,065,466)   3,616,119        (688,317)      (1,744,827)
                                         -----------  -----------     -----------      -----------

 Net increase (decrease) in net assets
   resulting from operations............  (3,657,738)   4,478,357        (478,788)      (1,720,618)
                                         -----------  -----------     -----------      -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..   1,437,416    1,730,186         884,036          962,453
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................    (142,921)   1,456,913      36,321,954       33,174,169
 Redemptions for contract benefits and
   terminations.........................    (919,146)    (779,354)       (133,379)        (123,391)
 Contract maintenance charges...........    (830,185)    (849,883)       (244,570)        (177,322)
                                         -----------  -----------     -----------      -----------

 Net increase (decrease) in net assets
   resulting from contractowners
   transactions.........................    (454,836)   1,557,862      36,828,041       33,835,909
                                         -----------  -----------     -----------      -----------

 Net increase (decrease) in amount
   retained by AXA Equitable in
   Separate Account FP..................          --           --          16,845               --
                                         -----------  -----------     -----------      -----------

NET INCREASE (DECREASE) IN NET ASSETS...  (4,112,574)   6,036,219      36,366,098       32,115,291
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................  29,713,101   23,676,882              --               --
                                         -----------  -----------     -----------      -----------

NET ASSETS -- END OF YEAR OR PERIOD..... $25,600,527  $29,713,101     $36,366,098      $32,115,291
                                         ===========  ===========     ===========      ===========
-----------
The accompanying notes are an integral part of these financial statements.
*  Denotes Variable Investment Options that invest in shares of a Portfolio of
   EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(c)Units were made available on October 22, 2018.
(i)EQ/Invesco Global Real Estate replaced Invesco V.I. Global Real Estate Fund due to a substitution on October 22, 2018.
(j)EQ/Invesco International Growth replaced Invesco V.I. International Growth
   Fund due to a substitution on October 22, 2018.

                                    FSA-77

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                                              EQ/IVY MID CAP EQ/IVY SCIENCE AND
                                         EQ/IVY ENERGY*(C)(K) GROWTH*(C)(L)  TECHNOLOGY*(C)(M)
                                         -------------------- -------------- ------------------
                                                 2018              2018             2018
                                         -------------------- -------------- ------------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)...........     $     7,552       $   (12,356)     $   (12,806)
 Net realized gain (loss)...............         (64,522)          (31,541)        (173,400)
 Net change in unrealized appreciation
   (depreciation) of investments........      (4,497,704)       (3,192,880)      (3,885,520)
                                             -----------       -----------      -----------

 Net increase (decrease) in net assets
   resulting from operations............      (4,554,674)       (3,236,777)      (4,071,726)
                                             -----------       -----------      -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..         448,845           498,738          655,938
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................      14,502,337        36,235,095       36,407,134
 Redemptions for contract benefits and
   terminations.........................         (52,038)          (76,589)        (123,859)
 Contract maintenance charges...........        (118,118)         (215,738)        (216,456)
                                             -----------       -----------      -----------

 Net increase (decrease) in net assets
   resulting from contractowners
   transactions.........................      14,781,026        36,441,506       36,722,757
                                             -----------       -----------      -----------

 Net increase (decrease) in amount
   retained by AXA Equitable in
   Separate Account FP..................          12,750                --            1,726
                                             -----------       -----------      -----------

NET INCREASE (DECREASE) IN NET ASSETS...      10,239,102        33,204,729       32,652,757
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................              --                --               --
                                             -----------       -----------      -----------

NET ASSETS -- END OF YEAR OR PERIOD.....     $10,239,102       $33,204,729      $32,652,757
                                             ===========       ===========      ===========
-----------
The accompanying notes are an integral part of these financial statements.
*  Denotes Variable Investment Options that invest in shares of a Portfolio of
   EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(c)Units were made available on October 22, 2018.
(k)EQ/Ivy Energy replaced Ivy VIP Energy due to a substitution on October 22,
   2018.
(l)EQ/Ivy Mid Cap Growth replaced Ivy VIP Mid Cap Growth due to a substitution on October 22, 2018.
(m)EQ/Ivy Science And Technology replaced Ivy VIP Science And Technology due to a substitution on October 22, 2018.

                                    FSA-78

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                             EQ/JPMORGAN VALUE          EQ/LARGE CAP GROWTH        EQ/LARGE CAP VALUE
                                               OPPORTUNITIES*                 INDEX*                     INDEX*
                                         -------------------------  --------------------------  ------------------------
                                             2018          2017         2018          2017          2018         2017
                                         ------------  -----------  ------------  ------------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $    332,904  $   209,523  $    353,614  $    503,425  $   483,061  $   433,024
 Net realized gain (loss)...............    6,128,712    7,316,889    17,410,612    11,820,464    2,245,139    1,673,221
 Net change in unrealized appreciation
   (depreciation) of investments........  (14,604,905)    (459,157)  (21,527,934)   24,348,871   (5,163,413)   1,055,188
                                         ------------  -----------  ------------  ------------  -----------  -----------

 Net increase (decrease) in net assets
   resulting from operations............   (8,143,289)   7,067,255    (3,763,708)   36,672,760   (2,435,213)   3,161,433
                                         ------------  -----------  ------------  ------------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..    3,458,081    2,518,595     6,983,652     6,754,755    1,969,105    2,030,222
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................    1,960,234    6,143,448    (4,406,404)   (1,668,287)  (1,650,942)     134,283
 Redemptions for contract benefits and
   terminations.........................   (2,318,012)  (1,589,909)   (5,802,642)   (6,160,623)  (1,359,157)    (362,682)
 Contract maintenance charges...........   (1,759,848)  (1,702,468)   (5,329,214)   (5,350,864)    (813,035)    (819,592)
                                         ------------  -----------  ------------  ------------  -----------  -----------

 Net increase (decrease) in net assets
   resulting from contractowners
   transactions.........................    1,340,455    5,369,666    (8,554,608)   (6,425,019)  (1,854,029)     982,231
                                         ------------  -----------  ------------  ------------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS...   (6,802,834)  12,436,921   (12,318,316)   30,247,741   (4,289,242)   4,143,664
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................   50,352,837   37,915,916   160,601,176   130,353,435   28,988,210   24,844,546
                                         ------------  -----------  ------------  ------------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD..... $ 43,550,003  $50,352,837  $148,282,860  $160,601,176  $24,698,968  $28,988,210
                                         ============  ===========  ============  ============  ===========  ===========
-----------
The accompanying notes are an integral part of these financial statements.
*  Denotes Variable Investment Options that invest in shares of a Portfolio of
   EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-79

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                          EQ/LAZARD EMERGING      EQ/MFS INTERNATIONAL    EQ/MFS INTERNATIONAL
                                         MARKETS EQUITY*(C)(N)          GROWTH*               VALUE*(C)(O)
                                         --------------------- -------------------------  --------------------
                                                 2018              2018          2017             2018
                                         --------------------- ------------  -----------  --------------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)...........      $    76,969      $    342,241  $   273,243      $    (43,338)
 Net realized gain (loss)...............           (5,780)        6,156,089    3,002,534           (57,675)
 Net change in unrealized appreciation
   (depreciation) of investments........         (713,799)      (11,400,219)   8,871,531        (4,576,888)
                                              -----------      ------------  -----------      ------------

 Net increase (decrease) in net assets
   resulting from operations............         (642,610)       (4,901,889)  12,147,308        (4,677,901)
                                              -----------      ------------  -----------      ------------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..        1,548,670         2,777,786    2,747,437         2,359,133
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................       52,324,409           536,107      894,865       106,053,233
 Redemptions for contract benefits and
   terminations.........................         (249,493)       (1,531,690)  (1,871,149)         (268,686)
 Contract maintenance charges...........         (366,650)       (1,375,760)  (1,372,826)         (622,499)
                                              -----------      ------------  -----------      ------------

 Net increase (decrease) in net assets
   resulting from contractowners
   transactions.........................       53,256,936           406,443      398,327       107,521,181
                                              -----------      ------------  -----------      ------------

 Net increase (decrease) in amount
   retained by AXA Equitable in
   Separate Account FP..................               --                --           --               414
                                              -----------      ------------  -----------      ------------

NET INCREASE (DECREASE) IN NET ASSETS...       52,614,326        (4,495,446)  12,545,635       102,843,694
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................               --        51,192,265   38,646,630                --
                                              -----------      ------------  -----------      ------------

NET ASSETS -- END OF YEAR OR PERIOD.....      $52,614,326      $ 46,696,819  $51,192,265      $102,843,694
                                              ===========      ============  ===========      ============
-----------
The accompanying notes are an integral part of these financial statements.
*  Denotes Variable Investment Options that invest in shares of a Portfolio of
   EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(c)Units were made available on October 22, 2018.
(n)EQ/Lazard Emerging Markets Equity replaced Lazard Retirement Emerging
   Markets Equity Portfolio due to a substitution on October 22, 2018.
(o)EQ/MFS International Value replaced MFS(R) International Value Portfolio due to a substitution on October 22, 2018.

                                    FSA-80

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                         EQ/MFS UTILITIES
                                          SERIES*(C)(P)        EQ/MID CAP INDEX*           EQ/MONEY MARKET*
                                         ---------------- --------------------------  --------------------------
                                               2018           2018          2017          2018          2017
                                         ---------------- ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)...........    $   12,447    $  1,240,608  $    942,438  $  1,293,199  $      1,894
 Net realized gain (loss)...............        (5,831)     18,481,450    20,804,385         3,973         4,114
 Net change in unrealized appreciation
   (depreciation) of investments........       (89,090)    (37,940,546)     (921,700)        3,115           632
                                            ----------    ------------  ------------  ------------  ------------

 Net increase (decrease) in net assets
   resulting from operations............       (82,474)    (18,218,488)   20,825,123     1,300,287         6,640
                                            ----------    ------------  ------------  ------------  ------------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..        38,278       9,151,686    13,989,156    83,705,875    74,309,383
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................     2,346,830      (2,332,744)   12,310,822     1,575,257    19,368,117
 Redemptions for contract benefits and
   terminations.........................        (1,642)     (6,597,824)  (11,824,318)  (80,746,543)  (81,637,216)
 Contract maintenance charges...........        (9,088)     (4,908,979)   (5,138,809)  (15,954,459)  (16,395,546)
                                            ----------    ------------  ------------  ------------  ------------

 Net increase (decrease) in net assets
   resulting from contractowners
   transactions.........................     2,374,378      (4,687,861)    9,336,851   (11,419,870)   (4,355,262)
                                            ----------    ------------  ------------  ------------  ------------

 Net increase (decrease) in amount
   retained by AXA Equitable in
   Separate Account FP..................            --              --            --           (21)       14,970
                                            ----------    ------------  ------------  ------------  ------------

NET INCREASE (DECREASE) IN NET ASSETS...     2,291,904     (22,906,349)   30,161,974   (10,119,604)   (4,333,652)
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................            --     157,132,248   126,970,274   154,480,348   158,814,000
                                            ----------    ------------  ------------  ------------  ------------

NET ASSETS -- END OF YEAR OR PERIOD.....    $2,291,904    $134,225,899  $157,132,248  $144,360,744  $154,480,348
                                            ==========    ============  ============  ============  ============
-----------
The accompanying notes are an integral part of these financial statements.
*  Denotes Variable Investment Options that invest in shares of a Portfolio of
   EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(c)Units were made available on October 22, 2018.
(p)EQ/MFS Utilities Series replaced MFS(R) Utilities Series due to a substitution on October 22, 2018.

                                    FSA-81

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                                     EQ/PIMCO      EQ/PIMCO
                                                       REAL          TOTAL       EQ/PIMCO ULTRA SHORT
                                                   RETURN*(C)(Q) RETURN*(C)(R)           BOND*
                                                   ------------- ------------- ------------------------
                                                       2018          2018          2018         2017
                                                   ------------- ------------- -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss).....................  $   102,385   $   422,613  $   575,866  $   338,391
 Net realized gain (loss).........................       34,899       238,724       13,680       (4,530)
 Net change in unrealized appreciation
   (depreciation) of investments..................      (78,883)      410,518     (362,655)     180,974
                                                    -----------   -----------  -----------  -----------

 Net increase (decrease) in net assets resulting
   from operations................................       58,401     1,071,855      226,891      514,835
                                                    -----------   -----------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners............      606,640     1,101,234    2,203,800    2,522,340
 Transfers between Variable Investment Options
   including guaranteed interest account, net.....   23,933,897    66,846,907      993,308    2,824,882
 Redemptions for contract benefits and
   terminations...................................     (177,212)     (268,391)  (1,501,122)  (1,697,778)
 Contract maintenance charges.....................     (237,130)     (523,468)  (1,808,236)  (1,899,702)
                                                    -----------   -----------  -----------  -----------

 Net increase (decrease) in net assets resulting
   from contractowners transactions...............   24,126,195    67,156,282     (112,250)   1,749,742
                                                    -----------   -----------  -----------  -----------

 Net increase (decrease) in amount retained by
   AXA Equitable in Separate Account FP...........           --            --           --          313
                                                    -----------   -----------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS.............   24,184,596    68,228,137      114,641    2,264,890
NET ASSETS -- BEGINNING OF YEAR OR PERIOD.........           --            --   33,270,859   31,005,969
                                                    -----------   -----------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD...............  $24,184,596   $68,228,137  $33,385,500  $33,270,859
                                                    ===========   ===========  ===========  ===========
-----------
The accompanying notes are an integral part of these financial statements.
*  Denotes Variable Investment Options that invest in shares of a Portfolio of
   EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(c)Units were made available on October 22, 2018.
(q)EQ/PIMCO Real Return replaced PIMCO Real Return Portfolio due to a substitution on October 22, 2018.
(r)EQ/PIMCO Total Return replaced PIMCO Total Return Portfolio due to a substitution on October 22, 2018.

                                    FSA-82

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                                                         EQ/SMALL COMPANY         EQ/T. ROWE PRICE GROWTH
                                           EQ/QUALITY BOND PLUS*              INDEX*                      STOCK*
                                         -------------------------  --------------------------  --------------------------
                                             2018         2017          2018          2017          2018          2017
                                         -----------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $   540,728  $    355,221  $    781,682  $    799,920  $   (356,872) $   (287,380)
 Net realized gain (loss)...............    (305,373)     (558,474)   11,320,740     9,632,868    18,354,311    14,524,649
 Net change in unrealized appreciation
   (depreciation) of investments........    (415,538)      701,106   (23,894,445)    1,718,087   (20,766,318)   12,054,306
                                         -----------  ------------  ------------  ------------  ------------  ------------

 Net increase (decrease) in net assets
   resulting from operations............    (180,183)      497,853   (11,792,023)   12,150,875    (2,768,879)   26,291,575
                                         -----------  ------------  ------------  ------------  ------------  ------------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..   3,403,693     3,652,491     6,612,780     5,839,635    11,671,252    10,565,164
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................  (1,262,682)   (8,845,640)   (1,077,493)    2,911,718       747,416     3,728,883
 Redemptions for contract benefits and
   terminations.........................  (2,423,040)   (3,303,132)   (3,062,507)   (2,656,416)   (3,447,977)   (3,623,193)
 Contract maintenance charges...........  (3,186,540)   (3,499,449)   (2,794,233)   (2,710,413)   (3,747,718)   (3,312,427)
                                         -----------  ------------  ------------  ------------  ------------  ------------

 Net increase (decrease) in net assets
   resulting from contractowners
   transactions.........................  (3,468,569)  (11,995,730)     (321,453)    3,384,524     5,222,973     7,358,427
                                         -----------  ------------  ------------  ------------  ------------  ------------

NET INCREASE (DECREASE) IN NET ASSETS...  (3,648,752)  (11,497,877)  (12,113,476)   15,535,399     2,454,094    33,650,002
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................  45,400,051    56,897,928   101,479,813    85,944,414   112,079,477    78,429,475
                                         -----------  ------------  ------------  ------------  ------------  ------------

NET ASSETS -- END OF YEAR OR PERIOD..... $41,751,299  $ 45,400,051  $ 89,366,337  $101,479,813  $114,533,571  $112,079,477
                                         ===========  ============  ============  ============  ============  ============
-----------
The accompanying notes are an integral part of these financial statements.
*  Denotes Variable Investment Options that invest in shares of a Portfolio of
   EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-83

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                                                                           FIDELITY(R)/ /VIP ASSET
                                         EQ/T. ROWE PRICE HEALTH      EQ/UBS GROWTH &          MANAGER: GROWTH
                                             SCIENCES*(C)(S)              INCOME*                 PORTFOLIO
                                         ----------------------- ------------------------  ----------------------
                                                  2018               2018         2017        2018        2017
                                         ----------------------- -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)...........       $       --        $      (909) $    (7,260) $   15,177  $   15,860
 Net realized gain (loss)...............          (29,755)         2,309,130    1,268,760     126,984     210,934
 Net change in unrealized appreciation
   (depreciation) of investments........         (823,342)        (4,100,675)   1,320,196    (225,936)     26,312
                                               ----------        -----------  -----------  ----------  ----------

 Net increase (decrease) in net assets
   resulting from operations............         (853,097)        (1,792,454)   2,581,696     (83,775)    253,106
                                               ----------        -----------  -----------  ----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..          318,959            642,673      773,313     127,084      85,550
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................        8,400,775         (2,719,307)   2,833,189     (27,165)    (77,648)
 Redemptions for contract benefits and
   terminations.........................             (411)          (442,469)  (1,031,297)   (417,412)    (17,598)
 Contract maintenance charges...........          (22,107)          (436,187)    (444,918)    (44,623)    (36,019)
                                               ----------        -----------  -----------  ----------  ----------

 Net increase (decrease) in net assets
   resulting from contractowners
   transactions.........................        8,697,216         (2,955,290)   2,130,287    (362,116)    (45,715)
                                               ----------        -----------  -----------  ----------  ----------

 Net increase (decrease) in amount
   retained by AXA Equitable in
   Separate Account FP..................            9,007                 --           --          --          --
                                               ----------        -----------  -----------  ----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS...        7,853,126         (4,747,744)   4,711,983    (445,891)    207,391
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................               --         16,096,068   11,384,085   1,591,314   1,383,923
                                               ----------        -----------  -----------  ----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD.....       $7,853,126        $11,348,324  $16,096,068  $1,145,423  $1,591,314
                                               ==========        ===========  ===========  ==========  ==========
-----------
The accompanying notes are an integral part of these financial statements.
*  Denotes Variable Investment Options that invest in shares of a Portfolio of
   EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.
(c)Units were made available on October 22, 2018.
(s)EQ/T. Rowe Price Health Sciences replaced T. Rowe Price Health Sciences
   Portfolio due to a substitution on October 22, 2018.

                                    FSA-84

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                                                      FIDELITY(R)/ /VIP
                                         FIDELITY(R)/ /VIP EQUITY-    GOVERNMENT MONEY     FIDELITY(R)/ /VIP GROWTH &
                                            INCOME PORTFOLIO          MARKET PORTFOLIO         INCOME PORTFOLIO
                                         ------------------------  ----------------------  ------------------------
                                            2018         2017         2018        2017         2018          2017
                                         ----------   ----------   ----------  ----------  -----------   -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $   36,513   $   26,477   $   19,493  $    6,057  $     1,162   $    81,796
 Net realized gain (loss)...............    103,960       33,787           --          --      819,984       459,015
 Net change in unrealized appreciation
   (depreciation) of investments........   (283,361)     149,822           --          --   (1,691,998)      950,418
                                         ----------   ----------   ----------  ----------  -----------   -----------

 Net increase (decrease) in net assets
   resulting from operations............   (142,888)     210,086       19,493       6,057     (870,852)    1,491,229
                                         ----------   ----------   ----------  ----------  -----------   -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..    364,082      326,990      172,255     192,674      962,740     1,222,128
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................   (280,400)    (183,123)     269,993    (380,897)    (549,721)     (333,493)
 Redemptions for contract benefits and
   terminations.........................    (87,410)     (80,517)     (37,768)       (149)    (504,023)     (392,065)
 Contract maintenance charges...........    (47,022)     (53,931)     (45,968)    (60,587)    (414,538)     (423,940)
                                         ----------   ----------   ----------  ----------  -----------   -----------

 Net increase (decrease) in net assets
   resulting from contractowners
   transactions.........................    (50,750)       9,419      358,512    (248,959)    (505,542)       72,630
                                         ----------   ----------   ----------  ----------  -----------   -----------

NET INCREASE (DECREASE) IN NET ASSETS...   (193,638)     219,505      378,005    (242,902)  (1,376,394)    1,563,859
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................  1,804,413    1,584,908    1,089,358   1,332,260   10,173,654     8,609,795
                                         ----------   ----------   ----------  ----------  -----------   -----------

NET ASSETS -- END OF YEAR OR PERIOD..... $1,610,775   $1,804,413   $1,467,363  $1,089,358  $ 8,797,260   $10,173,654
                                         ==========   ==========   ==========  ==========  ===========   ===========
-----------
The accompanying notes are an integral part of these financial statements.

                                    FSA-85

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                          FIDELITY(R)/ /VIP HIGH  FIDELITY(R)/ /VIP INVESTMENT FIDELITY(R)/ /VIP MID CAP
                                             INCOME PORTFOLIO       GRADE BOND PORTFOLIO               PORTFOLIO
                                         -----------------------  ---------------------------  ------------------------
                                             2018        2017         2018           2017          2018         2017
                                         -----------  ----------   -----------   -----------   -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $   159,061  $  193,518  $   854,287    $   370,838   $    79,931  $    90,039
 Net realized gain (loss)...............     (41,662)    (41,290)      (8,228)       213,753     3,220,805    1,330,964
 Net change in unrealized appreciation
   (depreciation) of investments........    (210,317)     96,590   (1,053,399)       209,639    (8,193,396)   3,659,520
                                         -----------  ----------   -----------   -----------   -----------  -----------

 Net increase (decrease) in net assets
   resulting from operations............     (92,918)    248,818     (207,340)       794,230    (4,892,660)   5,080,523
                                         -----------  ----------   -----------   -----------   -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..     316,106     390,955    3,036,390      8,448,106     5,164,695    4,221,684
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................  (1,337,468)     (7,655)  19,785,678      5,079,323    (1,586,532)     105,288
 Redemptions for contract benefits and
   terminations.........................    (251,778)   (127,467)  (1,593,205)    (6,260,023)     (938,814)    (917,962)
 Contract maintenance charges...........     (67,257)    (59,927)    (571,148)      (900,438)     (962,168)    (867,228)
                                         -----------  ----------   -----------   -----------   -----------  -----------

 Net increase (decrease) in net assets
   resulting from contractowners
   transactions.........................  (1,340,397)    195,906   20,657,715      6,366,968     1,677,181    2,541,782
                                         -----------  ----------   -----------   -----------   -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS...  (1,433,315)    444,724   20,450,375      7,161,198    (3,215,479)   7,622,305
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................   4,070,804   3,626,080   16,363,098      9,201,900    31,644,995   24,022,690
                                         -----------  ----------   -----------   -----------   -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD..... $ 2,637,489  $4,070,804  $36,813,473    $16,363,098   $28,429,516  $31,644,995
                                         ===========  ==========   ===========   ===========   ===========  ===========
-----------
The accompanying notes are an integral part of these financial statements.

                                    FSA-86

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                         FIDELITY(R)/ /VIP VALUE FIDELITY(R)/ /VIP VALUE      FRANKLIN MUTUAL
                                               PORTFOLIO         STRATEGIES PORTFOLIO         SHARES VIP FUND
                                         ---------------------   ----------------------  ------------------------
                                            2018         2017       2018        2017         2018         2017
                                         ----------   ---------   ---------   --------   -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $   12,276   $   8,342  $   2,948    $  5,354   $   204,329  $   225,656
 Net realized gain (loss)...............     70,488      44,941     32,269      85,781       398,148      634,235
 Net change in unrealized appreciation
   (depreciation) of investments........   (287,144)     59,005    (93,356)    (21,373)   (1,447,043)      (6,575)
                                         ----------   ---------   ---------   --------   -----------  -----------

 Net increase (decrease) in net assets
   resulting from operations............   (204,380)    112,288    (58,139)     69,762      (844,566)     853,316
                                         ----------   ---------   ---------   --------   -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..    219,536     105,910    131,489      36,231       702,605      637,676
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................    516,778    (119,852)    10,249     102,267    (2,008,212)    (643,853)
 Redemptions for contract benefits and
   terminations.........................    (12,735)         --   (315,371)     (8,175)     (327,816)    (205,841)
 Contract maintenance charges...........    (25,979)    (20,317)    (9,672)     (5,410)     (251,824)    (255,182)
                                         ----------   ---------   ---------   --------   -----------  -----------

 Net increase (decrease) in net assets
   resulting from contractowners
   transactions.........................    697,600     (34,259)  (183,305)    124,913    (1,885,247)    (467,200)
                                         ----------   ---------   ---------   --------   -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS...    493,220      78,029   (241,444)    194,675    (2,729,813)     386,116
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................    826,046     748,017    529,098     334,423    10,881,114   10,494,998
                                         ----------   ---------   ---------   --------   -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD..... $1,319,266   $ 826,046  $ 287,654    $529,098   $ 8,151,301  $10,881,114
                                         ==========   =========   =========   ========   ===========  ===========
-----------
The accompanying notes are an integral part of these financial statements.

                                    FSA-87

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                            FRANKLIN SMALL CAP     INVESCO V.I. DIVERSIFIED    INVESCO V.I. MID CAP
                                              VALUE VIP FUND             DIVIDEND FUND           CORE EQUITY FUND
                                         ------------------------  ------------------------  -----------------------
                                             2018         2017         2018         2017         2018        2017
                                         -----------  -----------  -----------  -----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $    84,313  $    30,630  $   329,880  $   209,275  $    (4,093) $    2,165
 Net realized gain (loss)...............   1,866,944      675,237      607,046      893,099      560,008      36,137
 Net change in unrealized appreciation
   (depreciation) of investments........  (3,604,606)     424,449   (2,082,480)      15,062   (1,054,884)    430,480
                                         -----------  -----------  -----------  -----------  -----------  ----------

 Net increase (decrease) in net assets
   resulting from operations............  (1,653,349)   1,130,316   (1,145,554)   1,117,436     (498,969)    468,782
                                         -----------  -----------  -----------  -----------  -----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..   1,225,400    1,308,322    1,739,605    1,821,907      276,037     216,944
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................      12,504     (768,691)    (748,388)  (1,199,630)     131,366     (82,942)
 Redemptions for contract benefits and
   terminations.........................    (398,068)    (207,995)    (422,613)    (127,609)    (121,676)    (87,848)
 Contract maintenance charges...........    (340,702)    (319,086)    (364,873)    (358,741)     (97,720)    (92,575)
                                         -----------  -----------  -----------  -----------  -----------  ----------

 Net increase (decrease) in net assets
   resulting from contractowners
   transactions.........................     499,134       12,550      203,731      135,927      188,007     (46,421)
                                         -----------  -----------  -----------  -----------  -----------  ----------

 Net increase (decrease) in amount
   retained by AXA Equitable in
   Separate Account FP..................          --           --           --           --           (6)         --
                                         -----------  -----------  -----------  -----------  -----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS...  (1,154,215)   1,142,866     (941,823)   1,253,363     (310,968)    422,361
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................  12,259,398   11,116,532   14,464,649   13,211,286    3,804,123   3,381,762
                                         -----------  -----------  -----------  -----------  -----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD..... $11,105,183  $12,259,398  $13,522,826  $14,464,649  $ 3,493,155  $3,804,123
                                         ===========  ===========  ===========  ===========  ===========  ==========
-----------
The accompanying notes are an integral part of these financial statements.

                                    FSA-88

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                          INVESCO V.I. SMALL CAP      IVY VIP GLOBAL
                                               EQUITY FUND             EQUITY INCOME         IVY VIP HIGH INCOME
                                         -----------------------  ----------------------  ------------------------
                                             2018        2017        2018        2017         2018         2017
                                         -----------  ----------  ----------  ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $    (9,777) $  (10,054) $   15,245  $   10,139  $ 2,124,227  $ 1,639,044
 Net realized gain (loss)...............     336,850     170,891      39,100      36,952     (123,106)    (243,257)
 Net change in unrealized appreciation
   (depreciation) of investments........  (1,213,467)    482,329    (150,013)     85,655   (2,884,856)     520,815
                                         -----------  ----------  ----------  ----------  -----------  -----------

 Net increase (decrease) in net assets
   resulting from operations............    (886,394)    643,166     (95,668)    132,746     (883,735)   1,916,602
                                         -----------  ----------  ----------  ----------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..     421,892     395,973      78,374      91,888    4,278,615    3,681,097
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................     (82,185)    522,870    (453,431)     83,185    1,411,468      659,329
 Redemptions for contract benefits and
   terminations.........................     (88,415)    (77,531)     (1,186)     (4,879)    (734,121)    (897,197)
 Contract maintenance charges...........    (190,227)   (180,525)    (27,713)    (26,377)  (1,431,584)  (1,264,121)
                                         -----------  ----------  ----------  ----------  -----------  -----------

 Net increase (decrease) in net assets
   resulting from contractowners
   transactions.........................      61,065     660,787    (403,956)    143,817    3,524,378    2,179,108
                                         -----------  ----------  ----------  ----------  -----------  -----------

 Net increase (decrease) in amount
   retained by AXA Equitable in
   Separate Account FP..................          --          --          --          --          112           --
                                         -----------  ----------  ----------  ----------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS...    (825,329)  1,303,953    (499,624)    276,563    2,640,755    4,095,710
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................   5,917,440   4,613,487   1,025,378     748,815   32,857,092   28,761,382
                                         -----------  ----------  ----------  ----------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD..... $ 5,092,111  $5,917,440  $  525,754  $1,025,378  $35,497,847  $32,857,092
                                         ===========  ==========  ==========  ==========  ===========  ===========
-----------
The accompanying notes are an integral part of these financial statements.

                                    FSA-89

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                                                                            MFS(R)/ /MASSACHUSETTS
                                             IVY VIP SMALL CAP     MFS(R)/ /INVESTORS TRUST    INVESTORS GROWTH
                                                  GROWTH                   SERIES               STOCK PORTFOLIO
                                         ------------------------  ----------------------   ----------------------
                                             2018         2017        2018         2017        2018        2017
                                         -----------  -----------  ----------   ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $    18,769  $   (23,455) $    6,573   $    9,717  $    4,170  $    6,356
 Net realized gain (loss)...............   4,706,592      107,204     272,022      161,574     406,570     216,672
 Net change in unrealized appreciation
   (depreciation) of investments........  (5,322,774)   2,025,126    (453,820)     484,584    (499,761)    790,808
                                         -----------  -----------  ----------   ----------  ----------  ----------

 Net increase (decrease) in net assets
   resulting from operations............    (597,413)   2,108,875    (175,225)     655,875     (89,021)  1,013,836
                                         -----------  -----------  ----------   ----------  ----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..   1,017,729    1,014,519     255,761      279,046     479,619     580,824
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................     264,063    1,364,503    (759,168)     595,850   1,141,121    (319,403)
 Redemptions for contract benefits and
   terminations.........................    (329,710)    (433,924)    (70,698)      (9,822)   (124,888)   (133,375)
 Contract maintenance charges...........    (405,362)    (339,263)   (114,851)    (111,975)   (160,212)   (166,280)
                                         -----------  -----------  ----------   ----------  ----------  ----------

 Net increase (decrease) in net assets
   resulting from contractowners
   transactions.........................     546,720    1,605,835    (688,956)     753,099   1,335,640     (38,234)
                                         -----------  -----------  ----------   ----------  ----------  ----------

 Net increase (decrease) in amount
   retained by AXA Equitable in
   Separate Account FP..................           6           --          --           --          --          --
                                         -----------  -----------  ----------   ----------  ----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS...     (50,687)   3,714,710    (864,181)   1,408,974   1,246,619     975,602
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................  12,406,124    8,691,414   4,026,553    2,617,579   4,740,754   3,765,152
                                         -----------  -----------  ----------   ----------  ----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD..... $12,355,437  $12,406,124  $3,162,372   $4,026,553  $5,987,373  $4,740,754
                                         ===========  ===========  ==========   ==========  ==========  ==========
-----------
The accompanying notes are an integral part of these financial statements.

                                    FSA-90

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                                MULTIMANAGER             MULTIMANAGER CORE           MULTIMANAGER
                                             AGGRESSIVE EQUITY*                BOND*                MID CAP GROWTH*
                                         --------------------------  ------------------------  ------------------------
                                             2018          2017          2018         2017         2018         2017
                                         ------------  ------------  -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $ (1,970,348) $ (1,595,863) $ 1,513,634  $ 1,196,584  $   (83,947) $   (75,591)
 Net realized gain (loss)...............   76,518,165    19,467,828     (703,201)  (1,016,350)   4,308,250    1,892,769
 Net change in unrealized appreciation
   (depreciation) of investments........  (75,548,437)   90,566,246   (1,264,909)   1,627,190   (5,865,470)   4,700,332
                                         ------------  ------------  -----------  -----------  -----------  -----------

 Net increase (decrease) in net assets
   resulting from operations............   (1,000,620)  108,438,211     (454,476)   1,807,424   (1,641,167)   6,517,510
                                         ------------  ------------  -----------  -----------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..   19,642,304    20,579,052    3,575,406    3,921,284    1,315,240    1,409,088
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................   (5,816,235)   (7,898,955)  (1,634,791)  (5,037,961)     (63,920)  (5,305,433)
 Redemptions for contract benefits and
   terminations.........................  (19,970,181)  (19,931,528)  (2,979,637)  (2,335,291)  (1,511,855)  (1,536,075)
 Contract maintenance charges...........  (21,076,907)  (21,448,107)  (3,223,200)  (3,426,225)  (1,122,920)  (1,107,159)
                                         ------------  ------------  -----------  -----------  -----------  -----------

 Net increase (decrease) in net assets
   resulting from contractowners
   transactions.........................  (27,221,019)  (28,699,538)  (4,262,222)  (6,878,193)  (1,383,455)  (6,539,579)
                                         ------------  ------------  -----------  -----------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS...  (28,221,639)   79,738,673   (4,716,698)  (5,070,769)  (3,024,622)     (22,069)
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................  457,137,617   377,398,944   64,643,113   69,713,882   29,766,783   29,788,852
                                         ------------  ------------  -----------  -----------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD..... $428,915,978  $457,137,617  $59,926,415  $64,643,113  $26,742,161  $29,766,783
                                         ============  ============  ===========  ===========  ===========  ===========
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-91

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                            MULTIMANAGER MID CAP           MULTIMANAGER            NATURAL RESOURCES
                                                   VALUE*                   TECHNOLOGY*                PORTFOLIO
                                         -------------------------  --------------------------  -----------------------
                                             2018          2017         2018          2017          2018        2017
                                         ------------  -----------  ------------  ------------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $    139,806  $   147,060  $   (336,916) $   (430,334) $        --  $       --
 Net realized gain (loss)...............    4,982,126    5,540,659    30,526,380    16,358,155      (32,443)    314,388
 Net change in unrealized appreciation
   (depreciation) of investments........  (10,194,593)  (2,234,798)  (27,829,523)   19,494,100     (553,290)   (382,799)
                                         ------------  -----------  ------------  ------------  -----------  ----------

 Net increase (decrease) in net assets
   resulting from operations............   (5,072,661)   3,452,921     2,359,941    35,421,921     (585,733)    (68,411)
                                         ------------  -----------  ------------  ------------  -----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..    1,543,167    1,634,900     6,584,437     6,136,240      199,394     248,271
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................   (1,206,402)  (7,561,096)    3,511,970     3,719,728   (1,918,382)    208,084
 Redemptions for contract benefits and
   terminations.........................   (1,590,082)  (2,125,087)   (4,699,617)   (4,483,939)     (20,941)     (2,552)
 Contract maintenance charges...........   (1,548,757)  (1,631,364)   (4,343,518)   (4,042,608)     (35,350)    (32,011)
                                         ------------  -----------  ------------  ------------  -----------  ----------

 Net increase (decrease) in net assets
   resulting from contractowners
   transactions.........................   (2,802,074)  (9,682,647)    1,053,272     1,329,421   (1,775,279)    421,792
                                         ------------  -----------  ------------  ------------  -----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS...   (7,874,735)  (6,229,726)    3,413,213    36,751,342   (2,361,012)    353,381
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................   41,221,509   47,451,235   127,676,999    90,925,657    4,277,096   3,923,715
                                         ------------  -----------  ------------  ------------  -----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD..... $ 33,346,774  $41,221,509  $131,090,212  $127,676,999  $ 1,916,084  $4,277,096
                                         ============  ===========  ============  ============  ===========  ==========
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-92

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                                   PIMCO
                                          COMMODITYREALRETURN(R)/    T. ROWE PRICE EQUITY
                                            /STRATEGY PORTFOLIO        INCOME PORTFOLIO      TARGET 2015 ALLOCATION*
                                         ------------------------  ------------------------  -----------------------
                                             2018         2017         2018         2017        2018        2017
                                         -----------  -----------  -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $   193,192  $ 1,042,484  $   213,799  $   167,523  $   30,674  $   24,923
 Net realized gain (loss)...............    (927,692)  (1,020,101)   1,457,729    1,630,941     169,622      73,712
 Net change in unrealized appreciation
   (depreciation) of investments........    (846,643)     202,280   (3,057,011)     134,619    (272,000)     74,452
                                         -----------  -----------  -----------  -----------  ----------  ----------

 Net increase (decrease) in net assets
   resulting from operations............  (1,581,143)     224,663   (1,385,483)   1,933,083     (71,704)    173,087
                                         -----------  -----------  -----------  -----------  ----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..   1,031,513    1,198,968      974,604      961,625      55,080      59,562
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................     293,523      259,203      448,100      (22,439)   (149,697)  1,382,599
 Redemptions for contract benefits and
   terminations.........................    (383,117)    (217,289)    (441,558)  (1,003,917)         --          --
 Contract maintenance charges...........    (435,001)    (441,892)    (539,665)    (518,978)    (16,253)    (11,125)
                                         -----------  -----------  -----------  -----------  ----------  ----------

 Net increase (decrease) in net assets
   resulting from contractowners
   transactions.........................     506,918      798,990      441,481     (583,709)   (110,870)  1,431,036
                                         -----------  -----------  -----------  -----------  ----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS...  (1,074,225)   1,023,653     (944,002)   1,349,374    (182,574)  1,604,123
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................  10,612,827    9,589,174   13,994,976   12,645,602   1,892,475     288,352
                                         -----------  -----------  -----------  -----------  ----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD..... $ 9,538,602  $10,612,827  $13,050,974  $13,994,976  $1,709,901  $1,892,475
                                         ===========  ===========  ===========  ===========  ==========  ==========
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-93

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                         TARGET 2025 ALLOCATION*  TARGET 2035 ALLOCATION* TARGET 2045 ALLOCATION*
                                         -----------------------  ----------------------- -----------------------
                                             2018        2017        2018        2017        2018        2017
                                         -----------  ----------  ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $   140,641  $   95,880  $   69,872  $   40,567  $   43,750  $   23,213
 Net realized gain (loss)...............     351,991      75,888     190,662      31,591      94,118      34,871
 Net change in unrealized appreciation
   (depreciation) of investments........  (1,093,575)    602,049    (656,629)    308,373    (386,721)    176,698
                                         -----------  ----------  ----------  ----------  ----------  ----------

 Net increase (decrease) in net assets
   resulting from operations............    (600,943)    773,817    (396,095)    380,531    (248,853)    234,782
                                         -----------  ----------  ----------  ----------  ----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..     516,784     433,499     626,863     272,395     458,201     336,458
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................   2,292,438   4,539,714   1,373,433   1,451,315     973,093     544,878
 Redemptions for contract benefits and
   terminations.........................     (89,525)    (94,790)    (51,928)    (59,515)    (17,703)    (14,748)
 Contract maintenance charges...........    (138,422)    (98,478)   (115,782)    (75,081)   (111,876)    (78,386)
                                         -----------  ----------  ----------  ----------  ----------  ----------

 Net increase (decrease) in net assets
   resulting from contractowners
   transactions.........................   2,581,275   4,779,945   1,832,586   1,589,114   1,301,715     788,202
                                         -----------  ----------  ----------  ----------  ----------  ----------

 Net increase (decrease) in amount
   retained by AXA Equitable in
   Separate Account FP..................          89          --           9          --          --          --
                                         -----------  ----------  ----------  ----------  ----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS...   1,980,421   5,553,762   1,436,500   1,969,645   1,052,862   1,022,984
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................   7,645,472   2,091,710   3,313,155   1,343,510   1,777,373     754,389
                                         -----------  ----------  ----------  ----------  ----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD..... $ 9,625,893  $7,645,472  $4,749,655  $3,313,155  $2,830,235  $1,777,373
                                         ===========  ==========  ==========  ==========  ==========  ==========
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-94

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                                                   TEMPLETON DEVELOPING      TEMPLETON GLOBAL BOND
                                         TARGET 2055 ALLOCATION*     MARKETS VIP FUND              VIP FUND
                                         ----------------------- ------------------------  ------------------------
                                            2018        2017         2018         2017         2018         2017
                                          ---------   --------   -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $  12,463    $  7,608   $    92,942  $   101,719  $   (81,519) $   (82,617)
 Net realized gain (loss)...............    42,868      12,353       479,829        4,178     (788,411)    (566,721)
 Net change in unrealized appreciation
   (depreciation) of investments........  (133,277)     70,907    (3,670,319)   4,129,479    1,674,585    1,332,521
                                          ---------   --------   -----------  -----------  -----------  -----------

 Net increase (decrease) in net assets
   resulting from operations............   (77,946)     90,868    (3,097,548)   4,235,376      804,655      683,183
                                          ---------   --------   -----------  -----------  -----------  -----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..   244,304     130,055     1,436,269    1,346,057    4,597,758    4,753,578
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................   207,973     224,166     2,390,379    3,240,016   (1,271,718)   2,173,998
 Redemptions for contract benefits and
   terminations.........................    (7,003)    (85,020)     (409,893)    (358,079)  (1,347,516)  (1,421,384)
 Contract maintenance charges...........   (36,521)    (17,991)     (623,534)    (582,691)  (2,013,413)  (2,031,425)
                                          ---------   --------   -----------  -----------  -----------  -----------

 Net increase (decrease) in net assets
   resulting from contractowners
   transactions.........................   408,753     251,210     2,793,221    3,645,303      (34,889)   3,474,767
                                          ---------   --------   -----------  -----------  -----------  -----------

 Net increase (decrease) in amount
   retained by AXA Equitable in
   Separate Account FP..................        --          --            56           63           --           --
                                          ---------   --------   -----------  -----------  -----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS...   330,807     342,078      (304,271)   7,880,742      769,766    4,157,950
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................   606,368     264,290    17,444,222    9,563,480   45,630,839   41,472,889
                                          ---------   --------   -----------  -----------  -----------  -----------

NET ASSETS -- END OF YEAR OR PERIOD..... $ 937,175    $606,368   $17,139,951  $17,444,222  $46,400,605  $45,630,839
                                          =========   ========   ===========  ===========  ===========  ===========
-----------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of a Portfolio of
  EQ Advisors Trust or AXA Premier VIP Trust, affiliates of AXA Equitable.

                                    FSA-95

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                                                                               VANGUARD VARIABLE
                                             TEMPLETON GROWTH      VANECK VIP GLOBAL HARD   INSURANCE FUND - EQUITY
                                                 VIP FUND                ASSETS FUND            INDEX PORTFOLIO
                                         -----------------------  ------------------------  -----------------------
                                             2018        2017         2018         2017         2018        2017
                                         -----------  ----------  -----------  -----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS:
 Net investment income (loss)........... $    86,664  $   66,788  $   (21,206) $   (25,308) $   108,008  $   93,100
 Net realized gain (loss)...............     419,961     (35,835)    (328,197)    (542,822)     838,203     790,061
 Net change in unrealized appreciation
   (depreciation) of investments........  (1,279,590)    790,464   (3,047,878)     284,049   (1,940,874)    625,587
                                         -----------  ----------  -----------  -----------  -----------  ----------

 Net increase (decrease) in net assets
   resulting from operations............    (772,965)    821,417   (3,397,281)    (284,081)    (994,663)  1,508,748
                                         -----------  ----------  -----------  -----------  -----------  ----------

FROM CONTRACTOWNERS TRANSACTIONS:
 Payments received from contractowners..     357,713     357,549    1,237,119    1,460,432      384,111     345,043
 Transfers between Variable Investment
   Options including guaranteed
   interest account, net................     (71,008)    (97,295)    (984,234)    (751,613)   6,322,884     132,959
 Redemptions for contract benefits and
   terminations.........................    (146,719)   (166,930)    (335,854)    (401,384)  (1,385,646)   (205,024)
 Contract maintenance charges...........    (225,890)   (229,794)    (506,349)    (581,986)    (210,430)   (123,888)
                                         -----------  ----------  -----------  -----------  -----------  ----------

 Net increase (decrease) in net assets
   resulting from contractowners
   transactions.........................     (85,904)   (136,470)    (589,318)    (274,551)   5,110,919     149,090
                                         -----------  ----------  -----------  -----------  -----------  ----------

NET INCREASE (DECREASE) IN NET ASSETS...    (858,869)    684,947   (3,986,599)    (558,632)   4,116,256   1,657,838
NET ASSETS -- BEGINNING OF YEAR OR
 PERIOD.................................   5,261,741   4,576,794   12,427,969   12,986,601    8,911,906   7,254,068
                                         -----------  ----------  -----------  -----------  -----------  ----------

NET ASSETS -- END OF YEAR OR PERIOD..... $ 4,402,872  $5,261,741  $ 8,441,370  $12,427,969  $13,028,162  $8,911,906
                                         ===========  ==========  ===========  ===========  ===========  ==========
-----------
The accompanying notes are an integral part of these financial statements.

                                    FSA-96

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

The change in units outstanding for the years or periods ended December 31,
2018 and 2017 were as follows:

                                                                            2018                        2017
                                                                 --------------------------  --------------------------
                                                                  UNITS   UNITS      NET      UNITS   UNITS      NET
                                                                 ISSUED  REDEEMED  INCREASE  ISSUED  REDEEMED  INCREASE
                                                   SHARE CLASS** (000'S) (000'S)  (DECREASE) (000'S) (000'S)  (DECREASE)
                                                   ------------- ------- -------- ---------- ------- -------- ----------

1290 VT CONVERTIBLE SECURITIES....................       B          18       (3)      15         7       (1)       6

1290 VT DOUBLELINE DYNAMIC ALLOCATION.............       B          35     (114)     (79)       78      (10)      68

1290 VT DOUBLELINE OPPORTUNISTIC BOND.............       B          14       (4)      10         3       --        3

1290 VT EQUITY INCOME.............................       A           1       (5)      (4)        4       (3)       1
1290 VT EQUITY INCOME.............................       B           6       (7)      (1)        6       (8)      (2)

1290 VT GAMCO MERGERS & ACQUISITIONS..............       A          11      (26)     (15)       31       (5)      26
1290 VT GAMCO MERGERS & ACQUISITIONS..............       B          13      (15)      (2)       14      (13)       1

1290 VT GAMCO SMALL COMPANY VALUE.................       A         172     (103)      69       121     (102)      19
1290 VT GAMCO SMALL COMPANY VALUE.................       B          34      (55)     (21)       44      (54)     (10)

1290 VT SMARTBETA EQUITY..........................       B          47       (5)      42        10       (2)       8

1290 VT SOCIALLY RESPONSIBLE......................       A          --       --       --         1       (1)      --
1290 VT SOCIALLY RESPONSIBLE......................       B           4       (8)      (4)        7       (5)       2

ALL ASSET GROWTH-ALT 20...........................       B          73      (54)      19       125      (32)      93

AMERICAN FUNDS INSURANCE SERIES(R) GLOBAL SMALL
 CAPITALIZATION FUND/SM/..........................    CLASS 4       59      (13)      46        35      (13)      22

AMERICAN FUNDS INSURANCE SERIES(R) NEW WORLD
 FUND(R)..........................................    CLASS 4      223      (41)     182        82      (32)      50

AXA 400 MANAGED VOLATILITY........................       B           3       (5)      (2)        8       (6)       2

AXA 500 MANAGED VOLATILITY........................       B          13       (7)       6        12       (6)       6

AXA 2000 MANAGED VOLATILITY.......................       B           5       (4)       1         9       (4)       5

AXA AGGRESSIVE ALLOCATION.........................       A          51      (43)       8        44      (48)      (4)
AXA AGGRESSIVE ALLOCATION.........................       B          20      (42)     (22)       22      (33)     (11)

AXA BALANCED STRATEGY.............................       B          37      (16)      21        47      (10)      37

AXA CONSERVATIVE ALLOCATION.......................       A          33      (30)       3        31      (48)     (17)
AXA CONSERVATIVE ALLOCATION.......................       B          11      (10)       1         7      (19)     (12)

AXA CONSERVATIVE GROWTH STRATEGY..................       B           4       (5)      (1)       10       (5)       5
-----------
The accompanying notes are an integral part of these financial statements.

                                    FSA-97

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                                                            2018                        2017
                                                                 --------------------------  --------------------------
                                                                  UNITS   UNITS      NET      UNITS   UNITS      NET
                                                                 ISSUED  REDEEMED  INCREASE  ISSUED  REDEEMED  INCREASE
                                                   SHARE CLASS** (000'S) (000'S)  (DECREASE) (000'S) (000'S)  (DECREASE)
                                                   ------------- ------- -------- ---------- ------- -------- ----------

AXA CONSERVATIVE STRATEGY.........................       B           8       (5)       3         3       (5)      (2)

AXA CONSERVATIVE-PLUS ALLOCATION..................       A          72      (37)      35        60      (34)      26
AXA CONSERVATIVE-PLUS ALLOCATION..................       B           7      (12)      (5)       10      (15)      (5)

AXA GLOBAL EQUITY MANAGED VOLATILITY..............       A          18       (8)      10         6       (7)      (1)
AXA GLOBAL EQUITY MANAGED VOLATILITY..............       B           9      (39)     (30)        9      (48)     (39)

AXA GROWTH STRATEGY...............................       B          27      (25)       2        35       (9)      26

AXA INTERNATIONAL CORE MANAGED VOLATILITY.........       A           2       (5)      (3)        2       (7)      (5)
AXA INTERNATIONAL CORE MANAGED VOLATILITY.........       B          14      (25)     (11)       11      (65)     (54)

AXA INTERNATIONAL MANAGED VOLATILITY..............       B           7       (3)       4         7       (3)       4

AXA INTERNATIONAL VALUE MANAGED VOLATILITY........       A          17      (20)      (3)       11      (11)      --
AXA INTERNATIONAL VALUE MANAGED VOLATILITY........       B          17      (40)     (23)       17      (46)     (29)

AXA LARGE CAP CORE MANAGED VOLATILITY.............       A           5       (2)       3         4       (2)       2
AXA LARGE CAP CORE MANAGED VOLATILITY.............       B           4      (10)      (6)        5      (13)      (8)

AXA LARGE CAP GROWTH MANAGED VOLATILITY...........       A           7      (14)      (7)        8      (16)      (8)
AXA LARGE CAP GROWTH MANAGED VOLATILITY...........       B          10      (59)     (49)       10      (62)     (52)

AXA LARGE CAP VALUE MANAGED VOLATILITY............       A          16      (98)     (82)       25     (111)     (86)
AXA LARGE CAP VALUE MANAGED VOLATILITY............       B           8      (50)     (42)       10      (48)     (38)

AXA MID CAP VALUE MANAGED VOLATILITY..............       A          10      (63)     (53)       14      (62)     (48)
AXA MID CAP VALUE MANAGED VOLATILITY..............       B           2       (3)      (1)        2       (4)      (2)

AXA MODERATE ALLOCATION...........................       A         147     (145)       2       124     (147)     (23)
AXA MODERATE ALLOCATION...........................       B          98      (79)      19        31      (78)     (47)

AXA MODERATE GROWTH STRATEGY......................       B          45      (28)      17        52      (43)       9

AXA MODERATE-PLUS ALLOCATION......................       A         198     (184)      14       160     (157)       3
AXA MODERATE-PLUS ALLOCATION......................       B          60     (134)     (74)       47      (87)     (40)

AXA/AB SMALL CAP GROWTH...........................       A          73      (37)      36        33      (52)     (19)
AXA/AB SMALL CAP GROWTH...........................       B           7      (14)      (7)        4      (19)     (15)

AXA/CLEARBRIDGE LARGE CAP GROWTH..................       A          11      (14)      (3)       21      (42)     (21)
AXA/CLEARBRIDGE LARGE CAP GROWTH..................       B          22      (35)     (13)       22      (56)     (34)
-----------
The accompanying notes are an integral part of these financial statements.

                                    FSA-98

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                                                            2018                        2017
                                                                 --------------------------  --------------------------
                                                                  UNITS   UNITS      NET      UNITS   UNITS      NET
                                                                 ISSUED  REDEEMED  INCREASE  ISSUED  REDEEMED  INCREASE
                                                   SHARE CLASS** (000'S) (000'S)  (DECREASE) (000'S) (000'S)  (DECREASE)
                                                   ------------- ------- -------- ---------- ------- -------- ----------

AXA/JANUS ENTERPRISE..............................       A           4      (17)     (13)       11      (15)      (4)
AXA/JANUS ENTERPRISE..............................       B          27      (22)       5        15      (18)      (3)

AXA/LOOMIS SAYLES GROWTH..........................       A          47      (21)      26        30      (21)       9
AXA/LOOMIS SAYLES GROWTH..........................       B          18      (15)       3        13      (13)      --

BLACKROCK GLOBAL ALLOCATION V.I. FUND.............   CLASS III     173      (64)     109        67      (45)      22

CHARTER/SM/ MULTI-SECTOR BOND.....................       A          16      (24)      (8)       17      (49)     (32)
CHARTER/SM/ MULTI-SECTOR BOND.....................       B          15      (23)      (8)       12      (18)      (6)

CHARTER/SM/ SMALL CAP GROWTH......................       B          15      (15)      --         9      (10)      (1)

CHARTER/SM/ SMALL CAP VALUE.......................       A           1       (7)      (6)        1       (4)      (3)
CHARTER/SM/ SMALL CAP VALUE.......................       B           4       (7)      (3)        5       (9)      (4)

CLEARBRIDGE VARIABLE MID CAP PORTFOLIO............   CLASS II       44      (13)      31        27       (2)      25

EQ/AMERICAN CENTURY MID CAP VALUE.................       B         453      (10)     443        --       --       --

EQ/BLACKROCK BASIC VALUE EQUITY...................       A         110     (113)      (3)       90      (89)       1
EQ/BLACKROCK BASIC VALUE EQUITY...................       B          16      (38)     (22)       17      (48)     (31)

EQ/CAPITAL GUARDIAN RESEARCH......................       A          19      (11)       8        12      (10)       2
EQ/CAPITAL GUARDIAN RESEARCH......................       B           8      (29)     (21)       22      (41)     (19)

EQ/COMMON STOCK INDEX.............................       A         185     (283)     (98)      257     (321)     (64)
EQ/COMMON STOCK INDEX.............................       B          47      (72)     (25)       41      (71)     (30)

EQ/CORE BOND INDEX................................       A          21      (27)      (6)      191     (209)     (18)
EQ/CORE BOND INDEX................................       B          20      (30)     (10)       25      (18)       7

EQ/EQUITY 500 INDEX...............................       A         310     (233)      77       335     (234)     101
EQ/EQUITY 500 INDEX...............................       B         122     (101)      21       134      (97)      37

EQ/FIDELITY INSTITUTIONAL AM/SM/ LARGE CAP........       B         608      (19)     589        --       --       --

EQ/FRANKLIN RISING DIVIDENDS......................       B         243      (14)     229        --       --       --

EQ/FRANKLIN STRATEGIC INCOME......................       B         257       (7)     250        --       --       --

EQ/GLOBAL BOND PLUS...............................       A          25      (20)       5        23      (23)      --
EQ/GLOBAL BOND PLUS...............................       B          10       (9)       1        10      (11)      (1)

EQ/GOLDMAN SACHS MID CAP VALUE....................       B          50       (2)      48        --       --       --
-----------
The accompanying notes are an integral part of these financial statements.

                                    FSA-99

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                                                            2018                        2017
                                                                 --------------------------  --------------------------
                                                                  UNITS   UNITS      NET      UNITS   UNITS      NET
                                                                 ISSUED  REDEEMED  INCREASE  ISSUED  REDEEMED  INCREASE
                                                   SHARE CLASS** (000'S) (000'S)  (DECREASE) (000'S) (000'S)  (DECREASE)
                                                   ------------- ------- -------- ---------- ------- -------- ----------

EQ/INTERMEDIATE GOVERNMENT BOND...................       A           61     (224)    (163)       93      (77)      16
EQ/INTERMEDIATE GOVERNMENT BOND...................       B           10      (14)      (4)        9      (21)     (12)

EQ/INTERNATIONAL EQUITY INDEX.....................       A          162     (176)     (14)      208     (165)      43
EQ/INTERNATIONAL EQUITY INDEX.....................       B           43      (45)      (2)       40      (38)       2

EQ/INVESCO COMSTOCK...............................       A           18      (20)      (2)       32      (18)      14
EQ/INVESCO COMSTOCK...............................       B            8       (6)       2         9       (8)       1

EQ/INVESCO GLOBAL REAL ESTATE.....................       B          465      (16)     449        --       --       --

EQ/INVESCO INTERNATIONAL GROWTH...................       B          541      (15)     526        --       --       --

EQ/IVY ENERGY.....................................       B          261      (11)     250        --       --       --

EQ/IVY MID CAP GROWTH.............................       B          265       (5)     260        --       --       --

EQ/IVY SCIENCE AND TECHNOLOGY.....................       B          272      (15)     257        --       --       --

EQ/JPMORGAN VALUE OPPORTUNITIES...................       A           71      (12)      59        22      (13)       9
EQ/JPMORGAN VALUE OPPORTUNITIES...................       B           17      (21)      (4)       32      (16)      16

EQ/LARGE CAP GROWTH INDEX.........................       A           23      (17)       6        15      (11)       4
EQ/LARGE CAP GROWTH INDEX.........................       B           32      (68)     (36)       32      (65)     (33)

EQ/LARGE CAP VALUE INDEX..........................       A           15      (31)     (16)       27      (30)      (3)
EQ/LARGE CAP VALUE INDEX..........................       B           22      (23)      (1)       21      (11)      10

EQ/LAZARD EMERGING MARKETS EQUITY.................       B        1,026      (60)     966        --       --       --

EQ/MFS INTERNATIONAL GROWTH.......................       B           34      (36)      (2)       44      (44)      --

EQ/MFS INTERNATIONAL VALUE........................       B        1,081      (24)   1,057        --       --       --

EQ/MFS UTILITIES SERIES...........................       B          106       (4)     102        --       --       --

EQ/MID CAP INDEX..................................       A           57      (23)      34        41      (22)      19
EQ/MID CAP INDEX..................................       B           41      (56)     (15)       92      (60)      32

EQ/MONEY MARKET...................................       A        4,482   (4,402)      80     3,502   (3,722)    (220)
EQ/MONEY MARKET...................................       B          580     (667)     (87)      474     (416)      58

EQ/PIMCO REAL RETURN..............................       B          322      (17)     305        --       --       --

EQ/PIMCO TOTAL RETURN.............................       B          768      (33)     735        --       --       --

EQ/PIMCO ULTRA SHORT BOND.........................       A           18      (20)      (2)       32      (19)      13
-----------
The accompanying notes are an integral part of these financial statements.

                                    FSA-100

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                                                              2018                        2017
                                                                   --------------------------  --------------------------
                                                                    UNITS   UNITS      NET      UNITS   UNITS      NET
                                                                   ISSUED  REDEEMED  INCREASE  ISSUED  REDEEMED  INCREASE
                                                    SHARE CLASS**  (000'S) (000'S)  (DECREASE) (000'S) (000'S)  (DECREASE)
                                                   --------------- ------- -------- ---------- ------- -------- ----------
EQ/PIMCO ULTRA SHORT BOND.........................        B           25      (26)      (1)       21      (17)       4

EQ/QUALITY BOND PLUS..............................        A           39      (49)     (10)       36      (66)     (30)
EQ/QUALITY BOND PLUS..............................        B           10      (16)      (6)       11      (18)      (7)

EQ/SMALL COMPANY INDEX............................        A           45      (37)       8        60      (31)      29
EQ/SMALL COMPANY INDEX............................        B           16      (11)       5        16       (7)       9

EQ/T. ROWE PRICE GROWTH STOCK.....................        A          203      (79)     124       178     (113)      65
EQ/T. ROWE PRICE GROWTH STOCK.....................        B           53      (57)      (4)       61      (42)      19

EQ/T. ROWE PRICE HEALTH SCIENCES..................        B          136       (2)     134        --       --       --

EQ/UBS GROWTH & INCOME............................        B            7      (23)     (16)       33      (20)      13

FIDELITY(R) VIP ASSET MANAGER: GROWTH PORTFOLIO... SERVICE CLASS 2     7       (8)      (1)        3       (2)       1

FIDELITY(R) VIP EQUITY-INCOME PORTFOLIO........... SERVICE CLASS 2    13      (13)      --        16      (11)       5

FIDELITY(R) VIP GOVERNMENT MONEY MARKET PORTFOLIO. SERVICE CLASS 2    47      (38)       9        44      (21)      23

FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO......... SERVICE CLASS 2    24      (21)       3        30      (23)       7

FIDELITY(R) VIP HIGH INCOME PORTFOLIO............. SERVICE CLASS 2    16      (34)     (18)       21      (15)       6

FIDELITY(R) VIP INVESTMENT GRADE BOND PORTFOLIO... SERVICE CLASS 2   358     (175)     183       289     (150)     139

FIDELITY(R) VIP MID CAP PORTFOLIO................. SERVICE CLASS 2   144      (93)      51       108      (67)      41

FIDELITY(R) VIP VALUE PORTFOLIO................... SERVICE CLASS 2    23       (2)      21         4       (1)       3

FIDELITY(R) VIP VALUE STRATEGIES PORTFOLIO........ SERVICE CLASS 2     4       (3)       1         4       (1)       3

FRANKLIN MUTUAL SHARES VIP FUND...................     CLASS 2        27      (43)     (16)       22      (16)       6

FRANKLIN SMALL CAP VALUE VIP FUND.................     CLASS 2        63      (48)      15        81      (40)      41

INVESCO V.I. DIVERSIFIED DIVIDEND FUND............    SERIES II      128     (119)       9       166     (146)      20

INVESCO V.I. MID CAP CORE EQUITY FUND.............    SERIES II       17       (8)       9        12       (6)       6

INVESCO V.I. SMALL CAP EQUITY FUND................    SERIES II       18       (8)      10        11       (4)       7

IVY VIP GLOBAL EQUITY INCOME......................    CLASS II         5       (6)      (1)        8       (4)       4

IVY VIP HIGH INCOME...............................    CLASS II       270     (104)     166       186      (93)      93

IVY VIP SMALL CAP GROWTH..........................    CLASS II        33      (16)      17        --       --       --
-----------
The accompanying notes are an integral part of these financial statements.

                                    FSA-101

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (CONCLUDED)

FOR THE YEARS OR PERIODS ENDED DECEMBER 31, 2018 AND 2017

                                                                                   2018                        2017
                                                                        --------------------------  --------------------------
                                                                         UNITS   UNITS      NET      UNITS   UNITS      NET
                                                                        ISSUED  REDEEMED  INCREASE  ISSUED  REDEEMED  INCREASE
                                                      SHARE CLASS**     (000'S) (000'S)  (DECREASE) (000'S) (000'S)  (DECREASE)
                                                   -------------------- ------- -------- ---------- ------- -------- ----------

MFS(R) INVESTORS TRUST SERIES.....................    SERVICE CLASS         2       (6)      (4)        8       (5)       3

MFS(R) MASSACHUSETTS INVESTORS GROWTH STOCK
 PORTFOLIO........................................    SERVICE CLASS        10       (4)       6         8       (7)       1

MULTIMANAGER AGGRESSIVE EQUITY....................          A              20      (44)     (24)       24      (56)     (32)
MULTIMANAGER AGGRESSIVE EQUITY....................          B              55      (62)      (7)       14      (17)      (3)

MULTIMANAGER CORE BOND............................          A              25      (18)       7        34      (23)      11
MULTIMANAGER CORE BOND............................          B              24      (44)     (20)       43      (79)     (36)

MULTIMANAGER MID CAP GROWTH.......................          A               1       (3)      (2)        1       (2)      (1)
MULTIMANAGER MID CAP GROWTH.......................          B               5       (7)      (2)        5      (33)     (28)

MULTIMANAGER MID CAP VALUE........................          A               2       (2)      --         2       (6)      (4)
MULTIMANAGER MID CAP VALUE........................          B               4      (12)      (8)        6      (39)     (33)

MULTIMANAGER TECHNOLOGY...........................          A              43      (17)      26        37      (38)      (1)
MULTIMANAGER TECHNOLOGY...........................          B              59      (58)       1        34      (26)       8

NATURAL RESOURCES PORTFOLIO.......................       CLASS II          79     (105)     (26)      196     (180)      16

PIMCO COMMODITYREALRETURN(R) STRATEGY PORTFOLIO ..    ADVISOR CLASS        25      (18)       7        29      (18)      11

T. ROWE PRICE EQUITY INCOME PORTFOLIO.............       CLASS II          12      (10)       2        18      (21)      (3)

TARGET 2015 ALLOCATION............................          B              27      (14)      13        44      (24)      20

TARGET 2025 ALLOCATION............................          B              53      (18)      35        68      (18)      50

TARGET 2035 ALLOCATION............................          B              41      (10)      31        28       (6)      22

TARGET 2045 ALLOCATION............................          B              29       (6)      23        25      (12)      13

TARGET 2055 ALLOCATION............................          B              11       (4)       7         8       (2)       6

TEMPLETON DEVELOPING MARKETS VIP FUND.............       CLASS 2          114      (91)      23        87      (54)      33

TEMPLETON GLOBAL BOND VIP FUND....................       CLASS 2          161     (104)      57       150      (93)      57

TEMPLETON GROWTH VIP FUND.........................       CLASS 2            3       (4)      (1)        5       (6)      (1)

VANECK VIP GLOBAL HARD ASSETS FUND................       CLASS S           30      (38)      (8)       50      (54)      (4)

VANGUARD VARIABLE INSURANCE FUND - EQUITY INDEX
 PORTFOLIO........................................ INVESTOR SHARE CLASS    26       (9)      17         7       (7)      --
-----------
The accompanying notes are an integral part of these financial statements.
** Share class reflects the share class of the Portfolio in which the units of the Variable Investment Option are invested, as further described in Note 5 of these financial statements.
The -- on the Units Issued and Units Redeemed section may represent no units issued and units redeemed or units issued and units redeemed of less than 500.

                                    FSA-102

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

1. Organization

   AXA Equitable Life Insurance Company ("AXA Equitable") Separate Account FP
   ("the Account") is organized as a unit investment trust, a type of investment company, and is registered with the Securities and Exchange
   Commission ("SEC") under the Investment Company Act of 1940 (the "1940
   Act"). The Account follows the investment company and reporting guidance of the Financial Accounting Standards Board Accounting Standards Codification
   Topic 946 - Investment Companies, which is part of accounting principles generally accepted in the United States of America ("GAAP"). The Account has
   Variable Investment Options, each of which invest in shares of a mutual fund portfolio of AIM Variable Insurance Funds (Invesco Variable Insurance
   Funds), American Funds Insurance Series(R), AXA Premier VIP Trust ("VIP"),
   BlackRock Variable Series Funds, Inc., EQ Advisors Trust ("EQAT"),
   Fidelity(R) Variable Insurance Products Fund, Franklin Templeton Variable
   Insurance Products Trust, Ivy Funds Variable Insurance Portfolios, Legg
   Mason Partners Variable Equity Trust, MFS(R) Variable Insurance Trusts,
   PIMCO Variable Insurance Trust, T. Rowe Price Equity Series, Inc., The
   Prudential Series Fund, Van Eck VIP Trust, and Vanguard Variable Insurance
   Fund (collectively, "the Trusts"). The Trusts are open-ended investment management companies that sell shares of a portfolio ("Portfolio") of a mutual fund to separate accounts of insurance companies. Each Portfolio of the Trusts has separate investment objectives. These financial statements and notes are those of the Variable Investment Options of the Account.

   The Account consists of the Variable Investment Options listed below.

     AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)
  .   Invesco V.I. Diversified Dividend Fund
  .   Invesco V.I. Mid Cap Core Equity Fund
  .   Invesco V.I. Small Cap Equity Fund

     AMERICAN FUNDS INSURANCE SERIES(R)
  .   American Funds Insurance Series(R) Global Small Capitalization Fund/SM/
  .   American Funds Insurance Series(R) New World Fund(R)

     AXA PREMIER VIP TRUST*
  .   AXA Aggressive Allocation
  .   AXA Conservative Allocation
  .   AXA Conservative-Plus Allocation
  .   AXA Moderate Allocation
  .   AXA Moderate-Plus Allocation
  .   Charter/SM /Multi-Sector Bond
  .   Charter/SM /Small Cap Growth
  .   Charter/SM /Small Cap Value
  .   Target 2015 Allocation
  .   Target 2025 Allocation
  .   Target 2035 Allocation
  .   Target 2045 Allocation
  .   Target 2055 Allocation

     BLACKROCK VARIABLE SERIES FUNDS, INC.
  .   BlackRock Global Allocation V.I. Fund

     EQ ADVISORS TRUST*
  .   1290 VT Convertible Securities
  .   1290 VT DoubleLine Dynamic Allocation
  .   1290 VT DoubleLine Opportunistic Bond
  .   1290 VT Equity Income
  .   1290 VT Gamco Mergers & Acquisitions
  .   1290 VT Gamco Small Company Value
  .   1290 VT SmartBeta Equity
  .   1290 VT Socially Responsible
  .   All Asset Growth-Alt 20
  .   AXA 400 Managed Volatility
  .   AXA 500 Managed Volatility
  .   AXA 2000 Managed Volatility
  .   AXA Balanced Strategy
  .   AXA Conservative Growth Strategy
  .   AXA Conservative Strategy
  .   AXA Global Equity Managed Volatility
  .   AXA Growth Strategy
  .   AXA International Core Managed Volatility
  .   AXA International Managed Volatility
  .   AXA International Value Managed Volatility
  .   AXA Large Cap Core Managed Volatility
  .   AXA Large Cap Growth Managed Volatility
  .   AXA Large Cap Value Managed Volatility
  .   AXA Mid Cap Value Managed Volatility
  .   AXA Moderate Growth Strategy
  .   AXA/AB Small Cap Growth
  .   AXA/Clearbridge Large Cap Growth
  .   AXA/Janus Enterprise
  .   AXA/Loomis Sayles Growth
  .   EQ/American Century Mid Cap Value
  .   EQ/BlackRock Basic Value Equity
  .   EQ/Capital Guardian Research
  .   EQ/Common Stock Index
  .   EQ/Core Bond Index
  .   EQ/Equity 500 Index
  .   EQ/Fidelity Institutional AM/SM /Large Cap
  .   EQ/Franklin Rising Dividends
  .   EQ/Franklin Strategic Income
  .   EQ/Global Bond PLUS
  .   EQ/Goldman Sachs Mid Cap Value
  .   EQ/Intermediate Government Bond
  .   EQ/International Equity Index

                                    FSA-103

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

1. Organization (Continued)

  .   EQ/Invesco Comstock
  .   EQ/Invesco Global Real Estate
  .   EQ/Invesco International Growth
  .   EQ/Ivy Energy
  .   EQ/Ivy Mid Cap Growth
  .   EQ/Ivy Science And Technology
  .   EQ/JPMorgan Value Opportunities
  .   EQ/Large Cap Growth Index
  .   EQ/Large Cap Value Index
  .   EQ/Lazard Emerging Markets EQuity
  .   EQ/MFS International Growth
  .   EQ/MFS International Value
  .   EQ/MFS Utilities Series
  .   EQ/Mid Cap Index
  .   EQ/Money Market
  .   EQ/PIMCO Real Return
  .   EQ/PIMCO Total Return
  .   EQ/PIMCO Ultra Short Bond
  .   EQ/Quality Bond PLUS
  .   EQ/Small Company Index
  .   EQ/T. Rowe Price Growth Stock
  .   EQ/T. Rowe Price Health Sciences
  .   EQ/UBS Growth & Income
  .   Multimanager Aggressive Equity
  .   Multimanager Core Bond
  .   Multimanager Mid Cap Growth
  .   Multimanager Mid Cap Value
  .   Multimanager Technology

     FIDELITY(R) VARIABLE INSURANCE PRODUCTS FUND
  .   Fidelity(R) VIP Asset Manager: Growth Portfolio
  .   Fidelity(R) VIP Equity-Income Portfolio
  .   Fidelity(R) VIP Government Money Market Portfolio
  .   Fidelity(R) VIP Growth & Income Portfolio
  .   Fidelity(R) VIP High Income Portfolio
  .   Fidelity(R) VIP Investment Grade Bond Portfolio
  .   Fidelity(R) VIP Mid Cap Portfolio
  .   Fidelity(R) VIP Value Portfolio
  .   Fidelity(R) VIP Value Strategies Portfolio

     FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
  .   Franklin Mutual Shares VIP Fund
  .   Franklin Small Cap Value VIP Fund
  .   Templeton Developing Markets VIP Fund
  .   Templeton Global Bond VIP Fund
  .   Templeton Growth VIP Fund

     IVY FUNDS VARIABLE INSURANCE PORTFOLIOS
  .   Ivy VIP Global Equity Income/(1)/
  .   Ivy VIP High Income
  .   Ivy VIP Small Cap Growth

     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  .   ClearBridge Variable Mid Cap Portfolio

     MFS(R) VARIABLE INSURANCE TRUSTS
  .   MFS(R) Investors Trust Series
  .   MFS(R) Massachusetts Investors Growth Stock Portfolio

     PIMCO VARIABLE INSURANCE TRUST
  .   PIMCO CommodityRealReturn(R) Strategy Portfolio

     T. ROWE PRICE EQUITY SERIES, INC.
  .   T. Rowe Price Equity Income Portfolio

     THE PRUDENTIAL SERIES FUND
  .   Natural Resources Portfolio

     VANECK VIP TRUST
  .   VanEck VIP Global Hard Assets Fund

     VANGUARD VARIABLE INSURANCE FUND
  .   Vanguard Variable Insurance Fund -- Equity Index Portfolio

  (1)Formerly known as Ivy VIP Dividend Opportunities.

   * An affiliate of AXA Equitable providing advisory and other services to one or more Portfolios of this Trust, as further described in Note 5 of these financial statements.

                                    FSA-104

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

1. Organization (Concluded)

   The Account is used to fund benefits for the following Variable Life products (collectively, the "Contracts"):

 .   Accumulator Life                   .   IL Legacy II
 .   Incentive Life                     .   IL Legacy III
 .   Incentive Life 2000                .   IL Protector/SM/
 .   Incentive Life Sales (1999 and     .   Incentive Life COLI
     after)                             .   Incentive Life COLI '04
 .   Incentive Life '02                 .   Champion 2000
 .   Incentive Life '06                 .   Survivorship 2000
 .   Incentive Life(R) Optimizer        .   Survivorship Incentive Life 1999
 .   Incentive Life Optimizer. II       .   Survivorship Incentive Life '02
 .   Incentive Life Optimizer. III      .   Survivorship Incentive Life(R)
 .   Incentive Life Plus/SM/                Legacy
 .   Incentive Life Plus Original       .   SP-Flex
     Series                             .   Corporate Owned Incentive Life(R)
 .   Paramount Life
 .   IL Legacy

   The Incentive Life 2000, Champion 2000 and Survivorship 2000 Contracts are
   herein referred to as the "Series 2000 Policies." Incentive Life Plus/SM/
   Contracts offered with a prospectus dated on or after September 15, 1995, are referred to as "Incentive Life Plus/SM/." Incentive Life Plus Contracts
   issued with a prior prospectus are referred to as "Incentive Life Plus
   Original Series."

   Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from AXA Equitable's other assets and liabilities. All Contracts are issued by AXA Equitable. The assets of the Account are the property of AXA Equitable. However, the portion of the
   Account's assets attributable to the Contracts will not be chargeable with liabilities arising out of any other business AXA Equitable may conduct.

   The amount retained by AXA Equitable in the Account arises primarily from
   (1) contributions from AXA Equitable and (2) that portion, determined ratably, of the Account's investment results applicable to those assets in the Account in excess of the net assets attributable to accumulation of units. Amounts retained by AXA Equitable are not subject to charges for mortality and expense charges and administrative charges. Amounts retained by AXA Equitable in the Account may be transferred at any time by AXA
   Equitable to its General Account ("General Account").

   Each of the Variable Investment Options of the Account bears indirect exposure to the market, credit, and liquidity risks of the Portfolio in which it invests. These financial statements and footnotes should be read in conjunction with the financial statements and footnotes of the Portfolios of the Trusts, which are distributed by AXA Equitable to the Contractowners of the Variable Investment Options of the Account.

   In the normal course of business, AXA Equitable may have agreements to indemnify another party under given circumstances. The maximum exposure under these arrangements is unknown as this would involve future claims that may be, but have not been, made against the Variable Investment Options of the Account. Based on experience, the risk of material loss is expected to be remote.

2. Significant Accounting Policies

   The accompanying financial statements are prepared in conformity with GAAP.
   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   INVESTMENTS:

   Investments are made in shares of the Portfolios and the fair values of investments are the reported net asset values per share of the respective
   Portfolios. The net asset value is determined by the Trusts using the fair value of the underlying assets of the Portfolio less liabilities.

   INVESTMENT TRANSACTIONS AND INVESTMENT INCOME:

   Investment transactions are recorded on the trade date. Dividend income and and net realized gain distributions from the Portfolios are recorded and automatically reinvested on the ex-dividend date. Net realized gain (loss )
   on investments are gains and losses on redemptions of investments in the
   Portfolios (determined on the identified cost basis).

                                    FSA-105

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

2. Significant Accounting Policies (Concluded)

   DUE TO AND DUE FROM:

   Receivable/payable for policy-related transactions represent amounts due to/from AXA Equitable's General Account primarily related to premiums, surrenders, death benefits and amounts transferred among various Portfolios by Contractowners. Receivable/payable for shares of the Portfolios sold/purchased represent unsettled trades.

   ACCUMULATION NONUNITIZED:

   Accumulation nonunitized represents a product offered based upon a dollar amount (starting at $1) rather than units. It is similar to Accumulation
   Units accounts, which are based upon units, as the dollar amount of the
   Contractowner account changes with the investment activity of the Variable
   Investment Option the Contract is invested in, net of contract charges.

   CONTRACT PAYMENTS AND TRANSFERS:

   Payments received from Contractowners represent participant contributions under the Contracts reduced by deductions and charges, including premium charges, as applicable, and state premium taxes. Contractowners may allocate amounts in their individual accounts to the Variable Investment Options, and
   (except for SP-Flex Contracts), to the guaranteed interest account of AXA
   Equitable's General Account, and/or index fund options of Separate Account
   No. 67.

   Transfers between Variable Investment Options including the guaranteed interest account, net, are amounts that participants have directed to be moved among Portfolios, including permitted transfers to and from the guaranteed interest account, and/or index fund options of Separate Account
   No. 67. The net assets of any Variable Investment Option may not be less than the aggregate value of the Contractowner accounts allocated to that
   Variable Investment Option. AXA Equitable is required by state insurance laws to set aside additional assets in AXA Equitable's General Account to provide for other policy benefits. AXA Equitable's General Account is subject to creditor rights.

   Redemptions for contract benefits and terminations are payments to participants and beneficiaries made under the terms of the Contracts and amounts that participants have requested to be withdrawn and paid to them.
   Withdrawal charges, if any, are included in Redemptions for contract benefits and terminations to the extent that such charges apply to the
   Contracts. Administrative charges, if any, are included in Contract maintenance charges to the extent that such charges apply to the Contracts.

   TAXES:

   The operations of the Account are included in the federal income tax return of AXA Equitable which is taxed as a life insurance company under the provisions of the Internal Revenue Code. No federal income tax based on net income or realized and unrealized capital gains is currently applicable to
   Contracts participating in the Account by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by AXA Equitable is expected to affect the unit value of Contracts participating in the
   Account. Accordingly, no provision for income taxes is required. However,
   AXA Equitable retains the right to charge for any federal income tax which is attributable to the Account if the law is changed.

3. Fair Value Disclosures

   Under GAAP, fair value is the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

   Level 1 -- Quoted prices that are publicly available for identical assets in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

   Level 2 -- Observable inputs other than Level 1 prices, such as quoted prices for similar assets, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

   Level 3 -- Unobservable inputs supported by little or no market activity and often requiring significant judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

   All investments of each Variable Investment Option of the Account have been classified as Level 1. There were no transfers between level 1, level 2 and level 3 during the year.

                                    FSA-106

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

4. Purchases and Sales of Portfolio

   The cost of purchases and proceeds from sales of Portfolios for the year ended December 31, 2018 were as follows:

                                                                                           PURCHASES      SALES
                                                                                          ------------ ------------
1290 VT Convertible Securities........................................................... $    908,906 $    179,688
1290 VT DoubleLine Dynamic Allocation....................................................    1,756,785    2,371,422
1290 VT DoubleLine Opportunistic Bond....................................................      570,015      144,720
1290 VT Equity Income....................................................................    7,894,957    2,417,081
1290 VT Gamco Mergers & Acquisitions.....................................................    3,248,893    2,896,325
1290 VT Gamco Small Company Value........................................................   26,861,276   22,036,325
1290 VT SmartBeta Equity.................................................................    1,017,412      191,183
1290 VT Socially Responsible.............................................................      960,310    1,439,902
All Asset Growth-Alt 20..................................................................    8,222,453    3,296,590
American Funds Insurance Series(R) Global Small Capitalization Fund/SM/..................    3,248,746      958,715
American Funds Insurance Series(R) New World Fund(R).....................................   12,043,624    2,380,343
AXA 400 Managed Volatility...............................................................    1,032,807    1,011,989
AXA 500 Managed Volatility...............................................................    3,230,347    1,685,738
AXA 2000 Managed Volatility..............................................................    1,315,936      733,567
AXA Aggressive Allocation................................................................   23,047,413   19,723,191
AXA Balanced Strategy....................................................................    7,413,328    2,632,878
AXA Conservative Allocation..............................................................    4,608,404    4,500,357
AXA Conservative Growth Strategy.........................................................      855,025      720,816
AXA Conservative Strategy................................................................    1,118,965      663,607
AXA Conservative-Plus Allocation.........................................................    5,818,381    5,833,980
AXA Global Equity Managed Volatility.....................................................   15,951,941   15,807,304
AXA Growth Strategy......................................................................    6,867,561    4,732,899
AXA International Core Managed Volatility................................................    3,550,246    5,533,520
AXA International Managed Volatility.....................................................    1,011,075      386,255
AXA International Value Managed Volatility...............................................    6,117,094    9,478,502
AXA Large Cap Core Managed Volatility....................................................    4,029,933    2,704,999
AXA Large Cap Growth Managed Volatility..................................................   28,959,749   30,249,995
AXA Large Cap Value Managed Volatility...................................................   32,319,185   37,933,605
AXA Mid Cap Value Managed Volatility.....................................................   21,785,425   22,166,413
AXA Moderate Allocation..................................................................   76,984,189   83,305,728
AXA Moderate Growth Strategy.............................................................   11,862,989    4,925,299
AXA Moderate-Plus Allocation.............................................................   50,558,433   60,222,292
AXA/AB Small Cap Growth..................................................................   44,250,852   22,193,108
AXA/Clearbridge Large Cap Growth.........................................................   13,793,575   11,357,474
AXA/Janus Enterprise.....................................................................    7,613,958    9,090,430
AXA/Loomis Sayles Growth.................................................................   13,427,796    8,002,194
BlackRock Global Allocation V.I. Fund....................................................    3,287,502    1,357,824
Charter/SM/ Multi-Sector Bond............................................................    5,917,176    9,459,063
Charter/SM/ Small Cap Growth.............................................................    4,961,637    2,995,009
Charter/SM/ Small Cap Value..............................................................    2,358,557    4,708,732
ClearBridge Variable Mid Cap Portfolio...................................................      560,119      156,857
EQ/American Century Mid Cap Value........................................................   55,317,132    1,282,284
EQ/BlackRock Basic Value Equity..........................................................   32,689,194   26,002,008
EQ/Capital Guardian Research.............................................................   18,679,312   11,345,095
EQ/Common Stock Index....................................................................  135,954,238  186,357,714
EQ/Core Bond Index.......................................................................    6,846,477    8,184,427
EQ/Equity 500 Index......................................................................  104,223,887  103,669,937
EQ/Fidelity Institutional AM/SM/ Large Cap...............................................  109,716,707    3,778,191
EQ/Franklin Rising Dividends.............................................................   59,689,147    3,360,499
EQ/Franklin Strategic Income.............................................................   35,028,431      866,146
EQ/Global Bond Plus......................................................................    2,582,039    2,518,491

                                    FSA-107

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

4. Purchases and Sales of Portfolio (Continued)

                                                                                                   PURCHASES      SALES
                                                                                                  ------------ ------------
EQ/Goldman Sachs Mid Cap Value................................................................... $  9,650,342 $    294,756
EQ/Intermediate Government Bond..................................................................    6,196,759   46,636,788
EQ/International Equity Index....................................................................   24,926,472   30,192,929
EQ/Invesco Comstock..............................................................................    4,958,413    3,823,934
EQ/Invesco Global Real Estate....................................................................   38,172,463    1,126,032
EQ/Invesco International Growth..................................................................   35,222,745    1,336,815
EQ/Ivy Energy....................................................................................   15,166,547      363,539
EQ/Ivy Mid Cap Growth............................................................................   37,251,933      817,732
EQ/Ivy Science And Technology....................................................................   39,663,326    2,947,375
EQ/JPMorgan Value Opportunities..................................................................   14,069,232    8,412,337
EQ/Large Cap Growth Index........................................................................   20,129,904   18,275,077
EQ/Large Cap Value Index.........................................................................    6,206,203    6,468,630
EQ/Lazard Emerging Markets Equity................................................................   56,110,645    2,785,617
EQ/MFS International Growth......................................................................   11,473,563    6,004,359
EQ/MFS International Value.......................................................................  109,777,012    2,299,765
EQ/MFS Utilities Series..........................................................................    2,588,703      201,945
EQ/Mid Cap Index.................................................................................   28,056,220   19,963,043
EQ/Money Market..................................................................................  199,251,630  215,403,115
EQ/PIMCO Real Return.............................................................................   25,870,834    1,597,898
EQ/PIMCO Total Return............................................................................   70,255,240    2,442,187
EQ/PIMCO Ultra Short Bond........................................................................    5,741,098    5,277,481
EQ/Quality Bond Plus.............................................................................    4,768,452    7,696,694
EQ/Small Company Index...........................................................................   23,146,392   13,900,781
EQ/T. Rowe Price Growth Stock....................................................................   34,458,545   19,913,019
EQ/T. Rowe Price Health Sciences.................................................................    9,112,283      407,385
EQ/UBS Growth & Income...........................................................................    2,967,337    4,446,507
Fidelity(R) VIP Asset Manager: Growth Portfolio..................................................      417,610      702,656
Fidelity(R) VIP Equity-Income Portfolio..........................................................      523,360      458,734
Fidelity(R) VIP Government Money Market Portfolio................................................      819,828      441,823
Fidelity(R) VIP Growth & Income Portfolio........................................................    2,332,079    2,251,602
Fidelity(R) VIP High Income Portfolio............................................................    1,011,739    2,193,076
Fidelity(R) VIP Investment Grade Bond Portfolio..................................................   30,926,755    9,186,320
Fidelity(R) VIP Mid Cap Portfolio................................................................   11,547,096    7,001,719
Fidelity(R) VIP Value Portfolio..................................................................      920,966      150,283
Fidelity(R) VIP Value Strategies Portfolio ......................................................      270,611      430,168
Franklin Mutual Shares VIP Fund..................................................................    1,566,507    2,902,810
Franklin Small Cap Value VIP Fund................................................................    5,064,151    2,537,019
Invesco V.I. Diversified Dividend Fund...........................................................    3,657,803    2,594,897
Invesco V.I. Mid Cap Core Equity Fund............................................................    1,910,037    1,087,842
Invesco V.I. Small Cap Equity Fund...............................................................    1,423,305      959,812
Ivy VIP Global Equity Income.....................................................................      174,021      491,091
Ivy VIP High Income..............................................................................   11,701,086    6,053,420
Ivy VIP Small Cap Growth.........................................................................    7,851,540    2,639,634
MFS(R) Investors Trust Series....................................................................      544,574    1,068,435
MFS(R) Massachusetts Investors Growth Stock Portfolio............................................    2,706,484    1,083,302
Multimanager Aggressive Equity...................................................................   68,977,681   50,760,463
Multimanager Core Bond...........................................................................    6,919,099    9,667,709
Multimanager Mid Cap Growth......................................................................    6,039,496    3,450,655
Multimanager Mid Cap Value.......................................................................    4,566,495    4,106,317
Multimanager Technology..........................................................................   49,874,863   33,337,893
Natural Resources Portfolio......................................................................    3,889,499    5,664,775
PIMCO CommodityRealReturn(R) Strategy Portfolio..................................................    1,947,049    1,246,936
T. Rowe Price Equity Income Portfolio............................................................    3,981,862    2,031,385

                                    FSA-108

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

4. Purchases and Sales of Portfolio (Concluded)

                                                               PURCHASES     SALES
                                                              ----------- -----------
Target 2015 Allocation....................................... $   909,414 $   859,824
Target 2025 Allocation.......................................   4,369,968   1,429,794
Target 2035 Allocation.......................................   3,072,839   1,111,330
Target 2045 Allocation.......................................   1,794,011     419,651
Target 2055 Allocation.......................................     720,388     299,175
Templeton Developing Markets VIP Fund........................  14,385,495  11,499,331
Templeton Global Bond VIP Fund...............................   7,210,224   7,327,369
Templeton Growth VIP Fund....................................   1,079,241     658,463
VanEck VIP Global Hard Assets Fund...........................   2,234,810   2,845,333
Vanguard Variable Insurance Fund -- Equity Index Portfolio...   8,187,225   2,796,592

5. Expenses and Related Party Transactions

   The assets in each Variable Investment Option are invested in shares of a corresponding Portfolio of the Trusts. Shares are offered by the Portfolios at net asset value. Shares in which the Variable Investment Options invest are categorized by the share class of the Portfolio. EQAT and VIP issue
   Class A, Class B and Class K shares. All share classes issued by EQAT and
   VIP are subject to fees for investment management, advisory services, administration and other Portfolio expenses. Class A and Class B are also subject to distribution fees imposed under a distribution plan (herein the
   "Rule 12b-1 Plans") approved by the EQAT and VIP Trusts' Board of Trustees and adopted by the applicable Trust. The Rule 12b-1 Plans provide that the
   EQAT and VIP Trusts, on behalf of each related Portfolio, may charge a maximum annual distribution and/or service (12b-1) fee of 0.25% of the average daily net assets of a Portfolio attributable to its Class A or Class
   B shares. In addition, AXA Advisors, LLC ("AXA Advisors") and AXA
   Distributors, LLC ("AXA Distributors"), affiliates of AXA Equitable, may also receive distribution fees under Rule 12b-1 Plans as described above.
   The class-specific expenses attributable to the investment in each share class of the Portfolios in which the Variable Investment Options invest are borne by the specific unit classes of the Variable Investment Options to which the investments are attributable.

   AXA Equitable Funds Management Group, LLC ("FMG LLC"), a wholly-owned subsidiary of AXA Equitable serves as investment manager of the Portfolios of EQAT and VIP. FMG LLC either (1) directly manages the Portfolios or
   (2) contracts with and oversees the activities of the investment sub-advisors with respect to the Portfolios and is responsible for retaining and discontinuing the services of those sub-advisors. FMG LLC receives management fees for services performed in its capacity as investment manager of the Portfolios of EQAT and VIP, and pays fees to the sub-advisors for sub-advisory services to the respective Portfolios. FMG LLC also serves as administrator of the Portfolios of EQAT and VIP. As the administrator, FMG
   LLC either (1) carries out its responsibilities directly or (2) through sub-contracting with third-party providers. FMG LLC receives administrative fees for services performed in its capacity as administrator of the
   Portfolios of EQAT and VIP. Expenses of the Portfolios of EQAT and VIP
   generally vary, depending on net asset levels for individual Portfolios, and range from a low annual rate of 0.57% to a high of 1.45% (after waivers, reimbursements, fees paid indirectly and including indirect expenses, as applicable) of the average daily net assets of the Portfolios of EQAT and
   VIP. Since these fees and expenses are reflected in the net asset value of the shares of the Portfolios and the total returns of the Variable
   Investment Options, they are not included in the expenses or expense ratios of the Variable Investment Options.

   AXA Equitable, AXA Advisors or AXA Distributors may directly or indirectly receive 12b-1 fees and additional payments from certain unaffiliated
   Portfolios, their advisers, sub-advisers, distributors or affiliates, for providing certain administrative, marketing, distribution and/or shareholder support services in connection with the Variable Investment Options'
   investment in the Portfolios. These fees and payments range from 0.00% to
   0.60% of the unaffiliated Portfolios' average daily net assets. AXA Advisors or AXA Distributors may also receive payments from the advisers or sub-advisers of the unaffiliated Portfolios or their affiliates for certain distribution services, including expenses for sales meetings or seminar sponsorships that may relate to the policies and/or the advisers' respective
   Portfolios.

   AllianceBernstein L.P. ("AllianceBernstein") serves as an investment advisor for a number of Portfolios in EQAT and VIP including the AXA/AB Small Cap
   Growth, EQ/Common Stock Index, EQ/Equity 500 Index, EQ/International Equity
   Index, EQ/Large Cap Growth Index, EQ/Large Cap Value Index, EQ/Mid Cap Index
   and EQ/Small Company Index, as well as a portion of AXA Large Cap Value
   Managed Volatility, EQ/Quality Bond PLUS, Multimanager Aggressive Equity,
   Multimanager Mid Cap Growth and Multimanager Technology. AllianceBernstein
   is a limited partnership which is indirectly majority-owned by AXA Equitable
   Holdings, Inc.

   AXA Advisors and AXA Distributors are distributors and principal underwriters of the Account. They are both registered with the SEC as broker-dealers and are members of the Financial Industry Regulatory
   Authority ("FINRA").

                                    FSA-109

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

5. Expenses and Related Party Transactions (Concluded)

   The Contracts are sold by financial professionals who are registered representatives of AXA Advisors and licensed insurance agents of AXA
   Network, LLC ("AXA Network") or its subsidiaries. The Contracts are also sold through licensed insurance agencies (both affiliated and unaffiliated with AXA Equitable) and their affiliated broker-dealers (who are registered with the SEC and members of the FINRA) that have entered into selling agreements with AXA Distributors. The licensed insurance agents who sell
   Contracts for these companies are appointed as agents of AXA Equitable and are registered representatives of the agencies and affiliated broker-dealer.
   AXA Network receives commissions under its General Sales Agreement with AXA
   Equitable and its Networking Agreement with AXA Advisors. AXA Advisors receives service-related payments under its Supervisory and Distribution
   Agreement with AXA Equitable. The financial professionals are compensated on a commission basis by AXA Network.

   AXA Equitable serves as the transfer agent for EQAT and VIP.

6. Reorganization

   In October 2018, AXA Equitable replaced certain portfolios (each a
   "Substituted Portfolio" and together, the "Substituted Portfolios") which were offered for certain variable annuity contracts and/or variable life insurance contracts with new and substantially similar portfolios (each a
   "Replacement Portfolio" and together, the "Replacement Portfolios").
   Correspondingly, the Variable Investment Options that invested in the
   Substituted Portfolios were replaced with the Variable Investment Options that invest in the Replacement Portfolios.

------------------------------------------------------------------------------------------------
                                SUBSTITUTED PORTFOLIO         REPLACEMENT PORTFOLIO
------------------------------------------------------------------------------------------------
 OCTOBER 22, 2018               AMERICAN CENTURY VP MID CAP   EQ/AMERICAN CENTURY
                                VALUE FUND                    MID CAP VALUE
------------------------------------------------------------------------------------------------
Share Class                     CLASS II                      CLASS B
Shares                             2,588,795                     2,588,795
Net Asset Value                 $      20.52                  $      20.52
Net Assets Before Substitution  $ 53,122,080                  $         --
Net Assets After Substitution   $         --                  $ 53,122,080
Realized Gain                   $  1,058,165
------------------------------------------------------------------------------------------------
 OCTOBER 22, 2018               FIDELITY(R) VIP CONTRAFUND(R) EQ/FIDELITY INSTITUTIONAL AM/SM/
                                PORTFOLIO                     LARGE CAP
------------------------------------------------------------------------------------------------
Share Class                     SERVICE CLASS 2               CLASS B
Shares                             3,085,057                     3,085,057
Net Asset Value                 $      34.69                  $      34.69
Net Assets Before Substitution  $107,020,640                  $         --
Net Assets After Substitution   $         --                  $107,020,640
Realized Gain                   $  4,374,131
------------------------------------------------------------------------------------------------
 OCTOBER 22, 2018               FRANKLIN RISING               EQ/FRANKLIN RISING DIVIDENDS
                                DIVIDENDS VIP FUND
------------------------------------------------------------------------------------------------
Share Class                     CLASS 2                       CLASS B
Shares                             2,166,839                     2,166,839
Net Asset Value                 $      27.02                  $      27.02
Net Assets Before Substitution  $ 58,544,319                  $         --
Net Assets After Substitution   $         --                  $ 58,544,319
Realized Gain                   $  2,340,403
------------------------------------------------------------------------------------------------

                                    FSA-110

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

6. Reorganization (Continued)

--------------------------------------------------------------------------------------------
                                SUBSTITUTED PORTFOLIO      REPLACEMENT PORTFOLIO
--------------------------------------------------------------------------------------------
 OCTOBER 22, 2018               FRANKLIN STRATEGIC         EQ/FRANKLIN STRATEGIC INCOME
                                INCOME VIP FUND
--------------------------------------------------------------------------------------------
Share Class                     CLASS 2                    CLASS B
Shares                                3,248,845                 3,248,845
Net Asset Value                 $         10.42            $        10.42
Net Assets Before Substitution  $    33,858,489            $           --
Net Assets After Substitution                --            $   33,858,489
Realized Loss                   $    (1,778,147)
--------------------------------------------------------------------------------------------
 OCTOBER 22, 2018               GOLDMAN SACHS VIT MID CAP  EQ/GOLDMAN SACHS MID CAP VALUE
                                VALUE FUND
--------------------------------------------------------------------------------------------
Share Class                     SERVICE SHARES             CLASS B
Shares                                  544,224                   544,224
Net Asset Value                 $         16.69            $        16.69
Net Assets Before Substitution  $     9,083,104            $           --
Net Assets After Substitution   $            --            $    9,083,104
Realized Gain                   $       153,986
--------------------------------------------------------------------------------------------
 OCTOBER 22, 2018               INVESCO V.I. GLOBAL        EQ/INVESCO GLOBAL REAL ESTATE
                                REAL ESTATE FUND
--------------------------------------------------------------------------------------------
Share Class                     SERIES II                  CLASS B
Shares                                2,388,624                 2,388,624
Net Asset Value                 $         15.23            $        15.23
Net Assets Before Substitution  $    36,378,751            $           --
Net Assets After Substitution   $            --            $   36,378,751
Realized Loss                   $    (2,574,457)
--------------------------------------------------------------------------------------------
 OCTOBER 22, 2018               INVESCO V.I. INTERNATIONAL EQ/INVESCO INTERNATIONAL GROWTH
                                GROWTH FUND
--------------------------------------------------------------------------------------------
Share Class                     SERIES II                  CLASS B
Shares                                  969,615                   969,615
Net Asset Value                 $         34.38            $        34.38
Net Assets Before Substitution  $    33,335,358            $           --
Net Assets After Substitution   $            --            $   33,335,358
Realized Loss                   $    (1,596,562)
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
 OCTOBER 22, 2018               IVY VIP ENERGY             EQ/IVY ENERGY
--------------------------------------------------------------------------------------------
Share Class                     COMMON SHARES              CLASS B
Shares                                2,446,697                 2,446,697
Net Asset Value                 $          5.72            $         5.72
Net Assets Before Substitution  $    13,993,395            $           --
Net Assets After Substitution   $            --            $   13,993,395
Realized Loss                   $      (512,717)
--------------------------------------------------------------------------------------------

                                    FSA-111

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

6. Reorganization (Continued)

--------------------------------------------------------------------------------------------------
                                SUBSTITUTED PORTFOLIO              REPLACEMENT PORTFOLIO
--------------------------------------------------------------------------------------------------
 OCTOBER 22, 2018               IVY VIP MID CAP GROWTH             EQ/IVY MID CAP GROWTH
--------------------------------------------------------------------------------------------------
Share Class                     COMMON SHARES                      CLASS B
Shares                             2,981,041                          2,981,041
Net Asset Value                 $      12.14                       $      12.14
Net Assets Before Substitution  $ 36,195,798                       $         --
Net Assets After Substitution   $         --                       $ 36,195,798
Realized Gain                   $  4,863,881
--------------------------------------------------------------------------------------------------
 OCTOBER 22, 2018               IVY VIP SCIENCE AND TECHNOLOGY     EQ/IVY SCIENCE AND TECHNOLOGY
--------------------------------------------------------------------------------------------------
Share Class                     COMMON SHARES                      CLASS B
Shares                             1,236,407                          1,236,407
Net Asset Value                 $      28.96                       $      28.96
Net Assets Before Substitution  $ 35,811,031                       $         --
Net Assets After Substitution   $         --                       $ 35,811,031
Realized Gain                   $  4,512,498
--------------------------------------------------------------------------------------------------
 OCTOBER 22, 2018               LAZARD RETIREMENT EMERGING MARKETS EQ/LAZARD EMERGING
                                EQUITY PORTFOLIO                   MARKETS EQUITY
--------------------------------------------------------------------------------------------------
Share Class                     SERVICE SHARES                     CLASS B
Shares                             2,720,369                          2,720,369
Net Asset Value                 $      19.44                       $      19.44
Net Assets Before Substitution  $ 52,883,976                       $         --
Net Assets After Substitution   $         --                       $ 52,883,976
Realized Loss                   $ (3,500,104)
--------------------------------------------------------------------------------------------------
 OCTOBER 22, 2018               MFS(R) INTERNATIONAL               EQ/MFS INTERNATIONAL VALUE
                                VALUE PORTFOLIO
--------------------------------------------------------------------------------------------------
Share Class                     SERVICE CLASS                      CLASS B
Shares                             4,131,041                          4,131,041
Net Asset Value                 $      25.69                       $      25.69
Net Assets Before Substitution  $106,126,439                       $         --
Net Assets After Substitution   $         --                       $106,126,439
Realized Gain                   $  7,133,907
--------------------------------------------------------------------------------------------------
 OCTOBER 22, 2018               MFS(R) UTILITIES SERIES            EQ/MFS UTILITIES SERIES
--------------------------------------------------------------------------------------------------
Share Class                     SERVICE CLASS                      CLASS B
Shares                                80,952                             80,952
Net Asset Value                 $      29.84                       $      29.84
Net Assets Before Substitution  $  2,415,612                       $         --
Net Assets After Substitution   $         --                       $  2,415,612
Realized Gain                   $    174,517
--------------------------------------------------------------------------------------------------

                                    FSA-112

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

6. Reorganization (Concluded)

----------------------------------------------------------------------------------------------------------
                                SUBSTITUTED PORTFOLIO                   REPLACEMENT PORTFOLIO
----------------------------------------------------------------------------------------------------------
 OCTOBER 22, 2018               PIMCO REAL RETURN PORTFOLIO             EQ/PIMCO REAL RETURN
----------------------------------------------------------------------------------------------------------
Share Class                     ADVISOR CLASS                           CLASS B
Shares                            2,076,751                               2,076,751
Net Asset Value                 $     11.87                             $     11.87
Net Assets Before Substitution  $24,651,040                             $        --
Net Assets After Substitution   $        --                             $24,651,040
Realized Loss                   $(1,438,476)
----------------------------------------------------------------------------------------------------------
 OCTOBER 22, 2018               PIMCO TOTAL RETURN PORTFOLIO            EQ/PIMCO TOTAL RETURN
----------------------------------------------------------------------------------------------------------
Share Class                     ADVISOR CLASS                           CLASS B
Shares                            6,300,749                               6,300,749
Net Asset Value                 $     10.51                             $     10.51
Net Assets Before Substitution  $66,220,873                             $        --
Net Assets After Substitution   $        --                             $66,220,873
Realized Loss                   $(2,751,515)
----------------------------------------------------------------------------------------------------------
 OCTOBER 22, 2018               T. ROWE PRICE HEALTH SCIENCES PORTFOLIO EQ/T. ROWE PRICE HEALTH SCIENCES
----------------------------------------------------------------------------------------------------------
Share Class                     CLASS II                                CLASS B
Shares                              180,949                                 180,949
Net Asset Value                 $     45.62                             $     45.62
Net Assets Before Substitution  $ 8,254,879                             $        --
Net Assets After Substitution   $        --                             $ 8,254,879
Realized Gain                   $   929,504
----------------------------------------------------------------------------------------------------------

   In May 2017, pursuant to an Agreement and Plan of Reorganization and
   Termination, as approved by contractholders, All Asset Growth-Alt 20 (the
   "Surviving Portfolio") acquired the net assets of All Asset Aggressive-Alt
   25 (the "Removed Portfolio"). Correspondingly, the Variable Investment
   Options that invested in the Removed Portfolio (the "Removed Investment
   Option") were replaced with the Variable Investment Options that invest in the Surviving Portfolio (the "Surviving Investment Option"). For accounting purposes, these reorganizations were treated as a merger.

-------------------------------------------------------------------------------
                          REMOVED PORTFOLIO           SURVIVING PORTFOLIO
-------------------------------------------------------------------------------
 MAY 19, 2017             ALL ASSET AGGRESSIVE-ALT 25 ALL ASSET GROWTH-ALT 20
-------------------------------------------------------------------------------
Share Class               CLASS B                     CLASS B
Shares                       496,159                    1,323,456
Net Asset Value           $    12.58                  $     20.09
Net Assets Before Merger  $6,242,639                  $20,339,358
Net Assets After Merger   $       --                  $26,581,997
Unrealized Loss           $  347,214
-------------------------------------------------------------------------------

                                    FSA-113

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

7. Asset-based Charges and Contractowner Charges

   The table below lists the charges for each product. These charges are reflected as "Asset-based Charges" in the Statement of Operations or as part of "Contractowners Transactions" in the Statement of Changes in Net Assets.

                                                                 MORTALITY AND
                                                                 EXPENSE RISKS          MORTALITY    ADMINISTRATIVE     TOTAL
                                                             -------------           ---------       --------------    ------
Accumulator Life............................................   varies/(b)(d)/        varies/(b)/       varies/(b)(f)/  varies
Incentive Life, Champion 2000...............................        0.60%/(a)/              --                --         0.60%
Incentive Life 2000, Incentive Life 1999, Incentive Life
  Plus......................................................        0.60%/(l)(n)/           --                --         0.60%
Incentive Life '02..........................................   varies/(b)(g)/               --                --         0.80%
Incentive Life '06..........................................        0.85%/(b)(e)/           --                --         0.85%
Survivorship Incentive Life '02.............................        0.90%/(b)(m)/           --                --         0.90%
Paramount Life..............................................        0.60%/(a)/              --                --         0.60%
Incentive Life Plus Original Series.........................        0.60%/(b)(l)/           --                --         0.60%
Incentive Life COLI.........................................        0.60%/(b)/              --                --         0.60%
Incentive Life COLI '04.....................................        0.75%/(b)(c)/           --                --         0.75%
Survivorship Incentive Life 1999............................        0.60%/(a)/              --                --         0.60%
Survivorship 2000...........................................        0.90%/(a)/              --                --         0.90%
IL Legacy...................................................        1.75%/(b)(h)/           --                --         1.75%
IL Legacy II................................................        0.85%/(b)(i)(l)/        --                --         0.85%
IL Legacy III...............................................        0.85%/(b)(i)(l)/        --                --         0.85%
IL Protector................................................        0.80%/(a)/              --                --         0.80%
SP-Flex.....................................................        0.85%/(a)/            0.60%/(a)/        0.35%/(a)/   1.80%
Incentive Life(R) Optimizer.................................        0.85%/(b)(e)(l)/        --                --         0.85%
Incentive Life Optimizer II.................................        0.85%/(b)(e)(l)/        --                --         0.85%
Incentive Life Optimizer III................................        0.60%/(b)(l)(o)/        --                --         0.60%
Survivorship Incentive Life(R) Legacy.......................        0.55%/(b)(j)/           --                --         0.55%
Corporate Owned Incentive Life(R)...........................        0.35%/(b)(k)(l)/        --                --         0.35%
   ----------
  (a)Charged to daily net assets of the Account.
  (b)Charged to Contractowners Account and is included in Transfer for contract benefits and terminations in the Statements of Changes in Net Assets.
  (c)Policy years 1-5 0.75% (1.00% maximum) Policy years 6-20 0.55% (0.75%
     maximum) Policy years 21+ 0.35% (0.50% maximum)
  (d)Varies by age, sex, class. The highest current charge is 1.21%. Policy years 1-10 0.71% to 1.46% maximum Policy years 11+ 0.30% to 0.50% maximum
  (e)Policy years 1-8 0.85% (1.00% maximum) Policy years 9-10 0.00% (1.00%
     maximum) Policy years 11+ 0.00% (0.50% maximum)
  (f)Policy years 1-10 0.72% to 1.73% Policy years 11+ 0.11% to 0.32%
  (g)Policy years 1-15 0.80%, 0.70% or 0.60% depending (0.80% maximum) Policy years 16+ 0.30% or 0.20% depending (0.50% maximum)
  (h)Policy years 1-10 1.75% (maximum and current) Policy years 11-20 0.25%
     (0.50% maximum) Policy Years 21+ 0.00% (0.50% maximum)
  (i)Policy years 1-15 0.85% (maximum and current) Policy years 16+ 0.00%
     (0.85% maximum) For policies with the ENLG rider, there is an additional charge of 0.15% deducted while the rider is in effect.
  (j)Policy years 1-15 0.55% (maximum and current) Policy years 16+ 0.05%
     (0.55% maximum) For policies with the ENLG rider, there is an additional charge of 0.70% deducted until age 100 of the younger insured.
  (k)Policy years 1-10 0.15% (0.50% maximum); however, 0.35% (0.50% maximum) of any account value allocated to MSO segments. Policy years 11+ 0.10% (0.35%
     maximum)
  (l)For policies with MSO, there is an additional charge of 1.40% (2.40%
     maximum) of any policy account value allocated to each segment.
  (m)Policy year 1-15 0.90% (maximum and current) Policy year 16+ 0.60% or
     0.30% depending (0.90% maximum)
  (n)Charged to daily net assets of the Account for all investment options except MSO. However, for any account value allocated to MSO segments, the
     M & E is charged to Contract owners Account.
  (o)Policy years 1-8 0.60% (current) Policy years 1-10 1.00% (maximum) Policy years 9+ 0.00% (current) Policy years 11+ 0.50% (maximum)

   The Accumulator Life Program utilizes two insurance products -- a single premium fixed annuity contract and a flexible premium variable life insurance policy. The Program is designed to provide a simple method to purchase a variable life insurance policy with a single purchase payment.
   The Accumulator Life mortality and expense guaranteed risk charges are 0.71%
   to 1.46% in years 1 to 10 and 0.30% to 0.50% in years 11 and beyond. The current mortality and expense risk charges are lower than the guaranteed charges. The highest current charge is 1.21%. Beginning in year 11, the current rates are scheduled to decrease further. As Accumulator Life was first offered in

                                    FSA-114

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

7. Asset-based Charges and Contractowner Charges (Continued)

   2004, future decreases have not yet taken effect. The Accumulator Life guaranteed administrative charges vary in years 1 to 10 from 0.72% to 1.73%
   of the Policy Account Value, depending on age, sex, and class. The current and guaranteed basis charges are equal. Beginning in policy year 11 the administrative rates are guaranteed to decrease. The Accumulator Life current cost of insurance charges vary in years 1 to 10 from 1.27% to 2.42%
   of the greater of (1) the Policy Account Value and (2) the Mortality Charge
   Base (accumulation of the 7-pay premiums due, up to that time at 4%), depending on the age, sex, and class. Beginning in policy year 11 the current cost of insurance charges decrease on a current basis. The cost of insurance charge is capped at the guaranteed cost of insurance rate times the Net Amount of Risk.

   The Incentive Life '02 mortality and expense risk charge of 0.80%, 0.70% or
   0.60% will be in effect for the first 15 policy years depending upon the value of the Contractowner's Variable Investment Options. For policy years
   16 and later the charge is currently 0.30% or 0.20%, depending upon the value of the Contractowner's Variable Investment Options. The Survivorship
   Incentive Life '02 mortality and expense risk charge of 0.90% will be in effect for the first 15 policy years. For policy years 16 and later the charge is currently 0.60% and 0.30% depending upon the value of the
   Contractowner's Variable Investment Options. The current mortality and expense risk charges are lower than guaranteed charges.

   The Incentive Life Legacy mortality and expense risk charge of 1.75% will be in effect for the first ten policy years on a current and guaranteed basis.
   For policy years 11-20, the charge is currently 0.25% and for policy years
   21 and later, it is 0.00%. In policy years 11 and later the current mortality and expense risk charges are lower than guaranteed charges.

   The Incentive Life '06, Incentive Life(R) Optimizer and Incentive Life
   Optimizer II mortality and expense risk charge of 0.85% will be in effect for the first eight policy years on a current basis. For policy years 9 and later, no charge is deducted on a current basis. The current mortality and expense risk charges are lower than the guaranteed charges.

   The Incentive Life Optimizer III mortality and expense risk charge of 0.60%
   will be in effect for the first eight policy years on a current basis. For policy years 9 and later, no charge is deducted on a current basis. The current mortality and expense risk charges are lower than the guaranteed charges.

   The Incentive Life Legacy II and Incentive Life Legacy III mortality and expense risk charge of 0.85% will be in effect for the first fifteen policy years on a current basis. For policy years 16 and later, no charge is deducted on a current basis. The current mortality and expense risk charges for policy years 16 and later are lower than the guaranteed charges.

   The Survivorship Incentive Life(R) Legacy mortality and expense risk charge of 0.55% will be in effect for the first fifteen policy years. For policy years sixteen and later the charge is currently 0.05%. The current mortality and expense risk charges are lower than the guaranteed charges. For policies with the ENLG rider, there is an additional charge of 0.70% deducted until age 100 of the younger insured.

   The Corporate Owned Incentive Life(R) mortality and expense risk charge of
   0.15% (0.35% of any account value allocated to MSO segments) will be in effect for the first ten policy years on a current basis. For policy years
   11 and later, the charge will be 0.10% on a current basis. The current mortality and expense risk charges are lower than the guaranteed charges.

   For IL 2000, IL Plus, IL Plus Original Series, IL 99, IL Optimizer, IL
   Optimizer II, IL Legacy II, IL Legacy III, IL Optimizer III and Corporate
   Owned Incentive Life(R) policies, there is an additional charge of 1.40% of any policy account value allocated to each segment of the Market Stabilizer
   Option on a current basis. The current percentage charge for MSO is lower than the guaranteed charge.

   Before amounts are remitted to the Account for Incentive Life, IL Plus
   Original Series, IL Protector, Incentive Life Plus, Incentive Life COLI,
   Incentive Life COLI '04, Corporate Owned Incentive Life, and the Series 2000
   Policies, AXA Equitable deducts a charge for taxes and either an initial policy fee (Incentive Life) or a premium charge (Incentive Life Plus,
   Survivorship Incentive Life 1999, Survivorship Incentive Life '02, Incentive
   Life 1999, Incentive Life '02, Incentive Life '06, Incentive Life Legacy,
   Paramount Life, IL Protector, Incentive Life COLI '04, IL Optimizer, IL
   Optimizer II, SIL Legacy, IL Legacy II, IL Legacy III, Corporate Owned
   Incentive Life, and Series 2000 Policies) from premiums.

   Under SP-Flex, the entire initial premium is allocated to the Account.
   Before any additional premiums under SP-Flex are allocated to the Account, however, an administrative charge is deducted.

                                    FSA-115

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

7. Asset-based Charges and Contractowner Charges (Concluded)

   Contractowners' accounts are assessed monthly by AXA Equitable for mortality cost of insurance and optional rider benefit charges and administrative charges. SP-Flex mortality and expense and administrative charges are deducted daily. These charges are withdrawn from the Accounts along with amounts for additional benefits and are included in Transfers for contract benefits and terminations and Contract maintenance charges. Policy loans are reported in the Statements of Changes in Net Assets, in Transfers between
   Variable Investment Options including guaranteed interest account, net.
   Surrenders are included in the Transfers for contract benefits and terminations.

   The table below lists all the fees charged by the Separate Account assessed as a redemption of units (except for those deducted from premium as noted);
   the range presented represents the fees that are actually assessed. Actual amounts may vary or may be zero depending on the Contract, election of riders, or Contractowner's account value. These charges are reflected as part of "Contractowners Transactions" in the Statement of Changes in Net
   Assets.

                                             WHEN CHARGE
               CHARGES                       IS DEDUCTED                    AMOUNT DEDUCTED                  HOW DEDUCTED
                -------                       -----------                   ---------------                   ------------

Riders                                  Monthly                 Amount varies depending on the           Unit liquidation from
                                                                specifics of your policy. Depending on   account value
                                                                the rider, may be additional charges
                                                                deducted from premiums and upon
                                                                exercise of a policy continuation
                                                                benefit.

Death Benefit Guarantee (Guaranteed     Monthly                 LOW - $0.01 for each $1,000 of face      Unit liquidation from
Minimum Death Benefit Charge)                                   amount of the policy                     account value
                                                                HIGH - $0.02 for each $1,000 of face
                                                                amount of the policy

Charge for State and Local Tax Expense  At time of premium      Varies by state of residence of insured  Deducted from premium
                                        payment                 person.

Charge for Federal Tax Expenses         At time of premium      1.25%                                    Deducted from premium
                                        payment

Premium Charge                          At time of premium      Depending on the policy, varies from a   Deducted from premium
                                        payment                 flat fee of $2 to $250 to a range of
                                                                2.25% to 30% of premiums

Monthly administrative charges          Monthly                 LOW - $8 per month                       Unit liquidation from
                                                                HIGH - Depending on face amount,         account value
                                                                policyholder age at issue and policy
                                                                year, up to $55 per month. Depending on
                                                                the policy, may also be a charge per
                                                                $1,000 of face amount ranging from
                                                                $0.03 to $0.70

Cost of Insurance (COI) and Rating      Monthly                 Amount varies depending upon specifics   Unit liquidation from
charge                                                          of policy. COI based upon amount at      account value
                                                                risk. Rating Charge based upon face
                                                                amount of insurance.

Surrender, termination or decrease in   At time of transaction  The amount of surrender charges if       Unit liquidation from
face amount of policy during the first                          applicable is set forth in your policy.  account value
10 or 15 years depending on Contract

Partial Withdrawal                      At time of transaction  $25 (or if less, 2% of the withdrawal),  Unit liquidation from
                                                                if applicable                            account value

Increase in policy's face amount        At time of transaction  $1.50 for each $1,000 of the increase    Unit liquidation from
                                                                (but not more than $250 in total), if    account value
                                                                applicable

Administrative Surrender Charge         At time of transaction  $2 to $6 per 1,000 depending on issue    Unit liquidation from
                                                                age which after the third year declines  account value
                                                                if applicable Depending on the policy,
                                                                may also be a charge per policy ranging
                                                                from $450 to $540 which after the third
                                                                year declines

Transfers among investment options      At time of transaction  LOW - $25 after 12 transfers if          Unit liquidation from
                                                                applicable                               account value
                                                                HIGH - $25 per transfer

                                    FSA-116

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights

   The ranges for the total return ratios and unit values correspond to the product groupings that produced the lowest and highest expense ratios. The lowest and the highest contract charge represents the annual contract expenses consisting of mortality, expense risk, financial accounting and other expenses, for each period indicated. This ratio includes only those expenses that result in direct reduction to unit value. Charges made directly to Contractowner account through the redemption of units and expenses of the respective Portfolio have been excluded. The summary may not reflect the minimum and maximum contract charges offered by the Company as
   Contractowners may not have selected all available and applicable contract options. Due to the timing of the introduction of new products into the
   Variable Account, contract charges and related unit values and total returns may fall outside of the ranges presented in the financial highlights.

                                                                    YEARS ENDED DECEMBER 31,
                                                ---------------------------------------------------------------
                                                                             ACCUMULATION
                                                           UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                                UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                                ---------- ----------------- ------------ ------------- --------
1290 VT CONVERTIBLE SECURITIES
2018  Lowest contract charge 0.00% Class B       $ 12.19           --               --          --        (4.24)%
      Highest contract charge 0.60% Class B      $119.95           --               --          --        (4.83)%
      All contract charges                            --           21          $ 1,204        3.16%          --
2017  Lowest contract charge 0.00% Class B       $ 12.73           --               --          --        14.27%
      Highest contract charge 0.60% Class B      $126.04           --               --          --        13.59%
      All contract charges                            --            6          $   605        9.59%          --
2016  Lowest contract charge 0.00% Class B(c)    $ 11.14           --               --          --        10.08%
      Highest contract charge 0.60% Class B(c)   $110.96           --               --          --         9.68%
      All contract charges                            --           --          $     9        9.66%          --
1290 VT DOUBLELINE DYNAMIC ALLOCATION
2018  Lowest contract charge 0.00% Class B       $118.12           --               --          --        (4.12)%
      Highest contract charge 0.90% Class B      $112.24           --               --          --        (4.99)%
      All contract charges                            --          179          $10,754        1.55%          --
2017  Lowest contract charge 0.00% Class B       $123.19           --               --          --         9.61%
      Highest contract charge 0.90% Class B      $118.13           --               --          --         8.64%
      All contract charges                            --          258          $12,307        0.61%          --
2016  Lowest contract charge 0.00% Class B       $112.39           --               --          --         8.61%
      Highest contract charge 0.90% Class B      $108.74           --               --          --         7.63%
      All contract charges                            --          190          $ 9,492        1.68%          --
2015  Lowest contract charge 0.00% Class B       $103.48           --               --          --        (3.72)%
      Highest contract charge 0.90% Class B      $101.03           --               --          --        (4.60)%
      All contract charges                            --          134          $ 5,897        1.31%          --
2014  Lowest contract charge 0.00% Class B       $107.48           --               --          --         2.42%
      Highest contract charge 0.90% Class B      $105.90           --               --          --         1.50%
      All contract charges                            --           28          $ 2,538        2.43%          --
1290 VT DOUBLELINE OPPORTUNISTIC BOND
2018  Lowest contract charge 0.00% Class B(d)    $101.17           --               --          --        (0.94)%
      Highest contract charge 0.60% Class B(d)   $100.17           --               --          --        (1.53)%
      All contract charges                            --           13          $   607        3.81%          --
2017  Lowest contract charge 0.00% Class B(d)    $102.13           --               --          --         1.58%
      Highest contract charge 0.60% Class B(d)   $101.73           --               --          --         1.20%
      All contract charges                            --            3          $   200        3.42%          --
1290 VT EQUITY INCOME
2018  Lowest contract charge 0.00% Class A       $165.68           --               --          --       (11.69)%
      Highest contract charge 0.90% Class A      $149.05           --               --          --       (12.49)%
      All contract charges                            --           28          $ 4,388        2.01%          --
2017  Lowest contract charge 0.00% Class A       $187.61           --               --          --        15.84%
      Highest contract charge 0.90% Class A      $170.32           --               --          --        14.80%
      All contract charges                            --           32          $ 5,633        1.70%          --
2016  Lowest contract charge 0.00% Class A       $161.95           --               --          --        12.98%
      Highest contract charge 0.90% Class A      $148.36           --               --          --        11.97%
      All contract charges                            --           31          $ 4,827        1.96%          --
2015  Lowest contract charge 0.00% Class A       $143.34           --               --          --        (1.70)%
      Highest contract charge 0.90% Class A      $132.50           --               --          --        (2.59)%
      All contract charges                            --           33          $ 4,517        1.55%          --
2014  Lowest contract charge 0.00% Class A       $145.82           --               --          --         8.67%
      Highest contract charge 0.90% Class A      $136.02           --               --          --         7.70%
      All contract charges                            --           37          $ 5,222        1.56%          --

                                    FSA-117

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                 YEARS ENDED DECEMBER 31,
                                             ---------------------------------------------------------------
                                                                          ACCUMULATION
                                                        UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                             UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                             ---------- ----------------- ------------ ------------- --------
1290 VT EQUITY INCOME
2018  Lowest contract charge 0.00% Class B    $228.29           --               --          --       (11.69)%
      Highest contract charge 0.60% Class B   $152.60           --               --          --       (12.22)%
      All contract charges                         --           70          $14,898        2.01%          --
2017  Lowest contract charge 0.00% Class B    $258.51           --               --          --        15.84%
      Highest contract charge 0.60% Class B   $173.85           --               --          --        15.15%
      All contract charges                         --           71          $17,017        1.70%          --
2016  Lowest contract charge 0.00% Class B    $223.16           --               --          --        12.99%
      Highest contract charge 0.60% Class B   $150.98           --               --          --        12.30%
      All contract charges                         --           73          $15,213        1.96%          --
2015  Lowest contract charge 0.00% Class B    $197.51           --               --          --        (1.70)%
      Highest contract charge 0.60% Class B   $134.44           --               --          --        (2.29)%
      All contract charges                         --           79          $14,262        1.55%          --
2014  Lowest contract charge 0.00% Class B    $200.93           --               --          --         8.67%
      Highest contract charge 0.60% Class B   $137.59           --               --          --         8.02%
      All contract charges                         --           82          $15,156        1.56%          --
1290 VT GAMCO MERGERS & ACQUISITIONS
2018  Lowest contract charge 0.00% Class A    $141.81           --               --          --        (4.91)%
      Highest contract charge 0.00% Class A   $141.81           --               --          --        (4.91)%
      All contract charges                         --           29          $   712        1.48%          --
2017  Lowest contract charge 0.00% Class A    $149.14           --               --          --         6.19%
      Highest contract charge 0.00% Class A   $149.14           --               --          --         6.19%
      All contract charges                         --           44          $   988        0.17%          --
2016  Lowest contract charge 0.00% Class A    $140.45           --               --          --         7.69%
      Highest contract charge 0.00% Class A   $140.45           --               --          --         7.69%
      All contract charges                         --           18          $   746        0.01%          --
2015  Lowest contract charge 0.00% Class A    $130.42           --               --          --         2.63%
      Highest contract charge 0.00% Class A   $130.42           --               --          --         2.63%
      All contract charges                         --           21          $   699        0.00%          --
2014  Lowest contract charge 0.00% Class A    $127.08           --               --          --         1.64%
      Highest contract charge 0.00% Class A   $127.08           --               --          --         1.64%
      All contract charges                         --           17          $   633        0.00%          --
1290 VT GAMCO MERGERS & ACQUISITIONS
2018  Lowest contract charge 0.00% Class B    $181.95           --               --          --        (4.91)%
      Highest contract charge 0.90% Class B   $131.24           --               --          --        (5.77)%
      All contract charges                         --           91          $14,377        1.48%          --
2017  Lowest contract charge 0.00% Class B    $191.34           --               --          --         6.18%
      Highest contract charge 0.90% Class B   $139.27           --               --          --         5.23%
      All contract charges                         --           93          $15,203        0.17%          --
2016  Lowest contract charge 0.00% Class B    $180.20           --               --          --         7.69%
      Highest contract charge 0.90% Class B   $132.35           --               --          --         6.73%
      All contract charges                         --           92          $14,108        0.01%          --
2015  Lowest contract charge 0.00% Class B    $167.33           --               --          --         2.62%
      Highest contract charge 0.90% Class B   $124.01           --               --          --         1.70%
      All contract charges                         --           96          $13,717        0.00%          --
2014  Lowest contract charge 0.00% Class B    $163.06           --               --          --         1.64%
      Highest contract charge 0.90% Class B   $121.94           --               --          --         0.73%
      All contract charges                         --           96          $13,401        0.00%          --
1290 VT GAMCO SMALL COMPANY VALUE
2018  Lowest contract charge 0.00% Class A    $211.48           --               --          --       (15.58)%
      Highest contract charge 0.00% Class A   $211.48           --               --          --       (15.58)%
      All contract charges                         --          265          $ 7,034        0.55%          --
2017  Lowest contract charge 0.00% Class A    $250.51           --               --          --        16.10%
      Highest contract charge 0.00% Class A   $250.51           --               --          --        16.10%
      All contract charges                         --          196          $ 6,619        0.62%          --

                                    FSA-118

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                    YEARS ENDED DECEMBER 31,
                                                ---------------------------------------------------------------
                                                                             ACCUMULATION
                                                           UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                                UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                                ---------- ----------------- ------------ ------------- --------
1290 VT GAMCO SMALL COMPANY VALUE (CONTINUED)
2016  Lowest contract charge 0.00% Class A       $215.78           --                --         --        23.27%
      Highest contract charge 0.00% Class A      $215.78           --                --         --        23.27%
      All contract charges                            --          177          $  6,106       0.51%          --
2015  Lowest contract charge 0.00% Class A       $175.04           --                --         --        (5.70)%
      Highest contract charge 0.00% Class A      $175.04           --                --         --        (5.70)%
      All contract charges                            --          156          $  4,668       0.53%          --
2014  Lowest contract charge 0.00% Class A       $185.62           --                --         --         3.07%
      Highest contract charge 0.00% Class A      $185.62           --                --         --         3.07%
      All contract charges                            --          105          $  4,528       0.28%          --
1290 VT GAMCO SMALL COMPANY VALUE
2018  Lowest contract charge 0.00% Class B       $371.93           --                --         --       (15.58)%
      Highest contract charge 0.90% Class B      $218.55           --                --         --       (16.34)%
      All contract charges                            --          511          $155,857       0.55%          --
2017  Lowest contract charge 0.00% Class B       $440.57           --                --         --        16.10%
      Highest contract charge 0.90% Class B      $261.25           --                --         --        15.05%
      All contract charges                            --          532          $191,106       0.62%          --
2016  Lowest contract charge 0.00% Class B       $379.49           --                --         --        23.27%
      Highest contract charge 0.90% Class B      $227.07           --                --         --        22.17%
      All contract charges                            --          542          $166,766       0.51%          --
2015  Lowest contract charge 0.00% Class B       $307.85           --                --         --        (5.70)%
      Highest contract charge 0.90% Class B      $185.87           --                --         --        (6.55)%
      All contract charges                            --          566          $139,280       0.53%          --
2014  Lowest contract charge 0.00% Class B       $326.46           --                --         --         3.07%
      Highest contract charge 0.90% Class B      $198.90           --                --         --         2.14%
      All contract charges                            --          591          $151,989       0.28%          --
1290 VT SMARTBETA EQUITY
2018  Lowest contract charge 0.00% Class B       $ 11.84           --                --         --        (6.11)%
      Highest contract charge 0.60% Class B      $116.52           --                --         --        (6.66)%
      All contract charges                            --           63          $  1,273       1.63%          --
2017  Lowest contract charge 0.00% Class B       $ 12.61           --                --         --        21.72%
      Highest contract charge 0.60% Class B      $124.83           --                --         --        20.99%
      All contract charges                            --           21          $    598       1.84%          --
2016  Lowest contract charge 0.00% Class B(c)    $ 10.36           --                --         --         3.81%
      Highest contract charge 0.60% Class B(c)   $103.17           --                --         --         3.41%
      All contract charges                            --           13          $    181       2.62%          --
1290 VT SOCIALLY RESPONSIBLE
2018  Lowest contract charge 0.00% Class A       $327.79           --                --         --        (4.37)%
      Highest contract charge 0.00% Class A      $327.79           --                --         --        (4.37)%
      All contract charges                            --            1          $    273       0.98%          --
2017  Lowest contract charge 0.00% Class A       $342.77           --                --         --        20.40%
      Highest contract charge 0.00% Class A      $342.77           --                --         --        20.40%
      All contract charges                            --            1          $    308       1.04%          --
2016  Lowest contract charge 0.00% Class A       $284.69           --                --         --         9.96%
      Highest contract charge 0.00% Class A      $284.69           --                --         --         9.96%
      All contract charges                            --            1          $    201       1.28%          --
2015  Lowest contract charge 0.00% Class A       $258.91           --                --         --         0.47%
      Highest contract charge 0.00% Class A      $258.91           --                --         --         0.47%
      All contract charges                            --            1          $    216       1.07%          --
2014  Lowest contract charge 0.00% Class A       $257.71           --                --         --        13.61%
      Highest contract charge 0.00% Class A      $257.71           --                --         --        13.61%
      All contract charges                            --            1          $    177       0.84%          --
1290 VT SOCIALLY RESPONSIBLE
2018  Lowest contract charge 0.00% Class B       $205.36           --                --         --        (4.37)%
      Highest contract charge 0.90% Class B      $172.35           --                --         --        (5.23)%
      All contract charges                            --           12          $  2,364       0.98%          --

                                    FSA-119

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                   YEARS ENDED DECEMBER 31,
                                               ---------------------------------------------------------------
                                                                            ACCUMULATION
                                                          UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                               UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                               ---------- ----------------- ------------ ------------- --------
1290 VT SOCIALLY RESPONSIBLE (CONTINUED)
2017  Lowest contract charge 0.00% Class B      $214.75           --               --          --        20.40%
      Highest contract charge 0.90% Class B     $181.87           --               --          --        19.32%
      All contract charges                           --           16          $ 3,042        1.04%          --
2016  Lowest contract charge 0.00% Class B      $178.36           --               --          --         9.96%
      Highest contract charge 0.90% Class B     $152.42           --               --          --         8.96%
      All contract charges                           --           14          $ 2,297        1.28%          --
2015  Lowest contract charge 0.00% Class B      $162.21           --               --          --         0.48%
      Highest contract charge 0.90% Class B     $139.88           --               --          --        (0.43)%
      All contract charges                           --           11          $ 1,624        1.07%          --
2014  Lowest contract charge 0.00% Class B      $161.44           --               --          --        13.61%
      Highest contract charge 0.80% Class B     $142.67           --               --          --        12.70%
      All contract charges                           --            9          $ 1,403        0.84%          --
ALL ASSET GROWTH-ALT 20(E)
2018  Lowest contract charge 0.00% Class B      $153.87           --               --          --        (7.56)%
      Highest contract charge 0.90% Class B     $142.24           --               --          --        (8.39)%
      All contract charges                           --          270          $29,859        1.97%          --
2017  Lowest contract charge 0.00% Class B      $166.45           --               --          --        15.90%
      Highest contract charge 0.90% Class B     $155.27           --               --          --        14.85%
      All contract charges                           --          251          $28,921        1.62%          --
2016  Lowest contract charge 0.00% Class B      $143.62           --               --          --         9.57%
      Highest contract charge 0.90% Class B     $135.19           --               --          --         8.58%
      All contract charges                           --          158          $19,692        1.36%          --
2015  Lowest contract charge 0.00% Class B      $131.08           --               --          --        (3.96)%
      Highest contract charge 0.90% Class B     $124.51           --               --          --        (4.82)%
      All contract charges                           --          136          $17,513        0.84%          --
2014  Lowest contract charge 0.00% Class B      $136.49           --               --          --         2.39%
      Highest contract charge 0.90% Class B     $130.82           --               --          --         1.47%
      All contract charges                           --          131          $17,621        1.53%          --
AMERICAN FUNDS INSURANCE SERIES(R)/ /GLOBAL
SMALL CAPITALIZATION FUND/SM /
2018  Lowest contract charge 0.00% Class 4      $130.88           --               --          --       (10.81)%
      Highest contract charge 0.90% Class 4     $124.37           --               --          --       (11.61)%
      All contract charges                           --          115          $ 8,267        0.02%          --
2017  Lowest contract charge 0.00% Class 4      $146.74           --               --          --        25.62%
      Highest contract charge 0.90% Class 4     $140.71           --               --          --        24.50%
      All contract charges                           --           69          $ 7,356        0.38%          --
2016  Lowest contract charge 0.00% Class 4      $116.81           --               --          --         1.85%
      Highest contract charge 0.90% Class 4     $113.02           --               --          --         0.93%
      All contract charges                           --           47          $ 4,107        0.11%          --
2015  Lowest contract charge 0.00% Class 4      $114.69           --               --          --        (0.02)%
      Highest contract charge 0.90% Class 4     $111.98           --               --          --        (0.92)%
      All contract charges                           --           43          $ 3,590        0.00%          --
2014  Lowest contract charge 0.00% Class 4      $114.71           --               --          --         1.88%
      Highest contract charge 0.90% Class 4     $113.02           --               --          --         0.96%
      All contract charges                           --           25          $ 1,829        0.08%          --
AMERICAN FUNDS INSURANCE SERIES(R)/ /NEW
WORLD FUND(R)/ /
2018  Lowest contract charge 0.00% Class 4      $110.32           --               --          --       (14.25)%
      Highest contract charge 0.90% Class 4     $104.83           --               --          --       (15.03)%
      All contract charges                           --          404          $19,113        0.82%          --
2017  Lowest contract charge 0.00% Class 4      $128.66           --               --          --        29.06%
      Highest contract charge 0.90% Class 4     $123.37           --               --          --        27.90%
      All contract charges                           --          222          $12,711        0.87%          --
2016  Lowest contract charge 0.00% Class 4      $ 99.69           --               --          --         5.05%
      Highest contract charge 0.90% Class 4     $ 96.46           --               --          --         4.10%
      All contract charges                           --          172          $ 7,858        0.69%          --

                                    FSA-120

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                   YEARS ENDED DECEMBER 31,
                                               ---------------------------------------------------------------
                                                                            ACCUMULATION
                                                          UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                               UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                               ---------- ----------------- ------------ ------------- --------
AMERICAN FUNDS INSURANCE SERIES(R)/ /NEW
WORLD FUND(R)/ /(CONTINUED)
2015  Lowest contract charge 0.00% Class 4      $ 94.90           --               --          --        (3.38)%
      Highest contract charge 0.90% Class 4     $ 92.66           --               --          --        (4.24)%
      All contract charges                           --          139          $ 6,032        0.57%          --
2014  Lowest contract charge 0.00% Class 4      $ 98.22           --               --          --        (8.13)%
      Highest contract charge 0.90% Class 4     $ 96.76           --               --          --        (8.97)%
      All contract charges                           --           88          $ 3,904        1.51%          --
AXA 400 MANAGED VOLATILITY
2018  Lowest contract charge 0.00% Class B      $191.95           --               --          --       (12.27)%
      Highest contract charge 0.90% Class B     $177.44           --               --          --       (13.06)%
      All contract charges                           --           23          $ 4,405        0.93%          --
2017  Lowest contract charge 0.00% Class B      $218.79           --               --          --        15.23%
      Highest contract charge 0.90% Class B     $204.10           --               --          --        14.19%
      All contract charges                           --           25          $ 5,413        0.80%          --
2016  Lowest contract charge 0.00% Class B      $189.88           --               --          --        19.68%
      Highest contract charge 0.90% Class B     $178.74           --               --          --        18.61%
      All contract charges                           --           23          $ 4,246        0.87%          --
2015  Lowest contract charge 0.00% Class B      $158.65           --               --          --        (3.11)%
      Highest contract charge 0.90% Class B     $150.69           --               --          --        (3.98)%
      All contract charges                           --           20          $ 3,160        0.54%          --
2014  Lowest contract charge 0.00% Class B      $163.75           --               --          --         8.80%
      Highest contract charge 0.90% Class B     $156.94           --               --          --         7.82%
      All contract charges                           --           19          $ 3,065        0.39%          --
AXA 500 MANAGED VOLATILITY
2018  Lowest contract charge 0.00% Class B      $214.17           --               --          --        (6.06)%
      Highest contract charge 0.90% Class B     $197.98           --               --          --        (6.91)%
      All contract charges                           --           49          $10,225        1.16%          --
2017  Lowest contract charge 0.00% Class B      $227.98           --               --          --        20.75%
      Highest contract charge 0.90% Class B     $212.68           --               --          --        19.67%
      All contract charges                           --           43          $ 9,743        1.24%          --
2016  Lowest contract charge 0.00% Class B      $188.80           --               --          --        11.03%
      Highest contract charge 0.90% Class B     $177.72           --               --          --        10.03%
      All contract charges                           --           37          $ 6,887        1.27%          --
2015  Lowest contract charge 0.00% Class B      $170.05           --               --          --         0.37%
      Highest contract charge 0.90% Class B     $161.52           --               --          --        (0.54)%
      All contract charges                           --           34          $ 5,680        0.91%          --
2014  Lowest contract charge 0.00% Class B      $169.43           --               --          --        12.59%
      Highest contract charge 0.90% Class B     $162.40           --               --          --        11.58%
      All contract charges                           --           33          $ 5,576        0.80%          --
AXA 2000 MANAGED VOLATILITY
2018  Lowest contract charge 0.00% Class B      $179.09           --               --          --       (11.92)%
      Highest contract charge 0.90% Class B     $165.56           --               --          --       (12.71)%
      All contract charges                           --           24          $ 4,137        0.77%          --
2017  Lowest contract charge 0.00% Class B      $203.32           --               --          --        13.85%
      Highest contract charge 0.90% Class B     $189.67           --               --          --        12.84%
      All contract charges                           --           23          $ 4,480        0.78%          --
2016  Lowest contract charge 0.00% Class B      $178.58           --               --          --        20.53%
      Highest contract charge 0.90% Class B     $168.09           --               --          --        19.44%
      All contract charges                           --           18          $ 3,289        0.82%          --
2015  Lowest contract charge 0.00% Class B      $148.16           --               --          --        (5.10)%
      Highest contract charge 0.90% Class B     $140.73           --               --          --        (5.95)%
      All contract charges                           --           15          $ 2,284        0.39%          --
2014  Lowest contract charge 0.00% Class B      $156.13           --               --          --         4.06%
      Highest contract charge 0.90% Class B     $149.64           --               --          --         3.11%
      All contract charges                           --           17          $ 2,546        0.16%          --

                                    FSA-121

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                 YEARS ENDED DECEMBER 31,
                                             --------------------------------------------------------------
                                                                          ACCUMULATION
                                                        UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                             UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                             ---------- ----------------- ------------ ------------- --------
AXA AGGRESSIVE ALLOCATION
2018  Lowest contract charge 0.00% Class A    $240.35           --               --          --       (8.72)%
      Highest contract charge 0.90% Class A   $209.40           --               --          --       (9.54)%
      All contract charges                         --          310          $56,672        1.56%         --
2017  Lowest contract charge 0.00% Class A    $263.30           --               --          --       19.10%
      Highest contract charge 0.90% Class A   $231.49           --               --          --       18.03%
      All contract charges                         --          302          $63,917        1.51%         --
2016  Lowest contract charge 0.00% Class A    $221.08           --               --          --        8.79%
      Highest contract charge 0.90% Class A   $196.13           --               --          --        7.81%
      All contract charges                         --          306          $56,824        0.94%         --
2015  Lowest contract charge 0.00% Class A    $203.22           --               --          --       (1.75)%
      Highest contract charge 0.90% Class A   $181.92           --               --          --       (2.64)%
      All contract charges                         --          344          $57,423        0.95%         --
2014  Lowest contract charge 0.00% Class A    $206.85           --               --          --        4.72%
      Highest contract charge 0.90% Class A   $186.85           --               --          --        3.78%
      All contract charges                         --          344          $63,147        1.55%         --
AXA AGGRESSIVE ALLOCATION
2018  Lowest contract charge 0.00% Class B    $235.46           --               --          --       (8.72)%
      Highest contract charge 0.60% Class B   $214.81           --               --          --       (9.27)%
      All contract charges                         --          340          $79,240        1.56%         --
2017  Lowest contract charge 0.00% Class B    $257.94           --               --          --       19.10%
      Highest contract charge 0.60% Class B   $236.75           --               --          --       18.39%
      All contract charges                         --          362          $92,369        1.51%         --
2016  Lowest contract charge 0.00% Class B    $216.58           --               --          --        8.78%
      Highest contract charge 0.60% Class B   $199.98           --               --          --        8.13%
      All contract charges                         --          373          $79,996        0.94%         --
2015  Lowest contract charge 0.00% Class B    $199.09           --               --          --       (1.75)%
      Highest contract charge 0.60% Class B   $184.94           --               --          --       (2.34)%
      All contract charges                         --          392          $77,349        0.95%         --
2014  Lowest contract charge 0.00% Class B    $202.64           --               --          --        4.72%
      Highest contract charge 0.60% Class B   $189.38           --               --          --        4.09%
      All contract charges                         --          396          $79,584        1.55%         --
AXA BALANCED STRATEGY
2018  Lowest contract charge 0.00% Class B    $156.00           --               --          --       (4.18)%
      Highest contract charge 0.00% Class B   $156.00           --               --          --       (4.18)%
      All contract charges                         --          246          $38,340        1.27%         --
2017  Lowest contract charge 0.00% Class B    $162.81           --               --          --        9.85%
      Highest contract charge 0.00% Class B   $162.81           --               --          --        9.85%
      All contract charges                         --          225          $36,558        1.43%         --
2016  Lowest contract charge 0.00% Class B    $148.21           --               --          --        5.98%
      Highest contract charge 0.00% Class B   $148.21           --               --          --        5.98%
      All contract charges                         --          188          $27,793        0.89%         --
2015  Lowest contract charge 0.00% Class B    $139.85           --               --          --       (0.64)%
      Highest contract charge 0.00% Class B   $139.85           --               --          --       (0.64)%
      All contract charges                         --          173          $24,207        1.09%         --
2014  Lowest contract charge 0.00% Class B    $140.75           --               --          --        4.40%
      Highest contract charge 0.00% Class B   $140.75           --               --          --        4.40%
      All contract charges                         --          141          $19,802        1.21%         --
AXA CONSERVATIVE ALLOCATION
2018  Lowest contract charge 0.00% Class A    $162.27           --               --          --       (1.57)%
      Highest contract charge 0.90% Class A   $141.38           --               --          --       (2.45)%
      All contract charges                         --          256          $19,839        1.52%         --
2017  Lowest contract charge 0.00% Class A    $164.85           --               --          --        4.95%
      Highest contract charge 0.90% Class A   $144.93           --               --          --        4.00%
      All contract charges                         --          253          $21,414        1.07%         --

                                    FSA-122

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                 YEARS ENDED DECEMBER 31,
                                             --------------------------------------------------------------
                                                                          ACCUMULATION
                                                        UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                             UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                             ---------- ----------------- ------------ ------------- --------
AXA CONSERVATIVE ALLOCATION (CONTINUED)
2016  Lowest contract charge 0.00% Class A    $157.07           --               --          --        2.92%
      Highest contract charge 0.90% Class A   $139.35           --               --          --        2.01%
      All contract charges                         --          270          $22,880        0.94%         --
2015  Lowest contract charge 0.00% Class A    $152.61           --               --          --       (0.24)%
      Highest contract charge 0.90% Class A   $136.61           --               --          --       (1.14)%
      All contract charges                         --          284          $24,201        0.79%         --
2014  Lowest contract charge 0.00% Class A    $152.98           --               --          --        2.62%
      Highest contract charge 0.90% Class A   $138.19           --               --          --        1.69%
      All contract charges                         --          288          $25,804        0.83%         --
AXA CONSERVATIVE ALLOCATION
2018  Lowest contract charge 0.00% Class B    $158.96           --               --          --       (1.56)%
      Highest contract charge 0.60% Class B   $145.02           --               --          --       (2.16)%
      All contract charges                         --           47          $ 7,355        1.52%         --
2017  Lowest contract charge 0.00% Class B    $161.48           --               --          --        4.95%
      Highest contract charge 0.60% Class B   $148.22           --               --          --        4.32%
      All contract charges                         --           46          $ 7,209        1.07%         --
2016  Lowest contract charge 0.00% Class B    $153.87           --               --          --        2.92%
      Highest contract charge 0.60% Class B   $142.08           --               --          --        2.31%
      All contract charges                         --           58          $ 8,706        0.94%         --
2015  Lowest contract charge 0.00% Class B    $149.50           --               --          --       (0.24)%
      Highest contract charge 0.60% Class B   $138.87           --               --          --       (0.84)%
      All contract charges                         --           61          $ 8,855        0.79%         --
2014  Lowest contract charge 0.00% Class B    $149.86           --               --          --        2.62%
      Highest contract charge 0.60% Class B   $140.05           --               --          --        2.00%
      All contract charges                         --           71          $10,374        0.83%         --
AXA CONSERVATIVE GROWTH STRATEGY
2018  Lowest contract charge 0.00% Class B    $146.65           --               --          --       (3.25)%
      Highest contract charge 0.00% Class B   $146.65           --               --          --       (3.25)%
      All contract charges                         --           48          $ 7,082        1.21%         --
2017  Lowest contract charge 0.00% Class B    $151.58           --               --          --        7.98%
      Highest contract charge 0.00% Class B   $151.58           --               --          --        7.98%
      All contract charges                         --           49          $ 7,439        1.29%         --
2016  Lowest contract charge 0.00% Class B    $140.38           --               --          --        4.96%
      Highest contract charge 0.00% Class B   $140.38           --               --          --        4.96%
      All contract charges                         --           44          $ 6,162        0.90%         --
2015  Lowest contract charge 0.00% Class B    $133.74           --               --          --       (0.46)%
      Highest contract charge 0.00% Class B   $133.74           --               --          --       (0.46)%
      All contract charges                         --           41          $ 5,539        0.95%         --
2014  Lowest contract charge 0.00% Class B    $134.36           --               --          --        3.82%
      Highest contract charge 0.00% Class B   $134.36           --               --          --        3.82%
      All contract charges                         --           40          $ 5,395        1.11%         --
AXA CONSERVATIVE STRATEGY
2018  Lowest contract charge 0.00% Class B    $128.64           --               --          --       (1.40)%
      Highest contract charge 0.00% Class B   $128.64           --               --          --       (1.40)%
      All contract charges                         --           23          $ 2,969        1.31%         --
2017  Lowest contract charge 0.00% Class B    $130.46           --               --          --        4.27%
      Highest contract charge 0.00% Class B   $130.46           --               --          --        4.27%
      All contract charges                         --           20          $ 2,656        1.02%         --
2016  Lowest contract charge 0.00% Class B    $125.12           --               --          --        2.83%
      Highest contract charge 0.00% Class B   $125.12           --               --          --        2.83%
      All contract charges                         --           22          $ 2,805        0.85%         --
2015  Lowest contract charge 0.00% Class B    $121.68           --               --          --       (0.17)%
      Highest contract charge 0.00% Class B   $121.68           --               --          --       (0.17)%
      All contract charges                         --           20          $ 2,427        0.94%         --
2014  Lowest contract charge 0.00% Class B    $121.89           --               --          --        2.61%
      Highest contract charge 0.00% Class B   $121.89           --               --          --        2.61%
      All contract charges                         --           16          $ 1,930        0.86%         --

                                    FSA-123

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                 YEARS ENDED DECEMBER 31,
                                             ---------------------------------------------------------------
                                                                          ACCUMULATION
                                                        UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                             UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                             ---------- ----------------- ------------ ------------- --------
AXA CONSERVATIVE-PLUS ALLOCATION
2018  Lowest contract charge 0.00% Class A    $181.08           --                --         --        (3.64)%
      Highest contract charge 0.90% Class A   $157.76           --                --         --        (4.52)%
      All contract charges                         --          209          $ 16,289       1.47%          --
2017  Lowest contract charge 0.00% Class A    $187.93           --                --         --         8.83%
      Highest contract charge 0.90% Class A   $165.22           --                --         --         7.84%
      All contract charges                         --          174          $ 17,822       1.21%          --
2016  Lowest contract charge 0.00% Class A    $172.69           --                --         --         4.73%
      Highest contract charge 0.90% Class A   $153.21           --                --         --         3.79%
      All contract charges                         --          148          $ 17,374       0.90%          --
2015  Lowest contract charge 0.00% Class A    $164.89           --                --         --        (0.66)%
      Highest contract charge 0.90% Class A   $147.61           --                --         --        (1.55)%
      All contract charges                         --          164          $ 17,659       0.82%          --
2014  Lowest contract charge 0.00% Class A    $165.98           --                --         --         3.16%
      Highest contract charge 0.90% Class A   $149.93           --                --         --         2.23%
      All contract charges                         --          179          $ 19,858       0.99%          --
AXA CONSERVATIVE-PLUS ALLOCATION
2018  Lowest contract charge 0.00% Class B    $177.40           --                --         --        (3.64)%
      Highest contract charge 0.60% Class B   $161.84           --                --         --        (4.23)%
      All contract charges                         --           77          $ 13,374       1.47%          --
2017  Lowest contract charge 0.00% Class B    $184.11           --                --         --         8.82%
      Highest contract charge 0.60% Class B   $168.98           --                --         --         8.17%
      All contract charges                         --           82          $ 14,766       1.21%          --
2016  Lowest contract charge 0.00% Class B    $169.18           --                --         --         4.73%
      Highest contract charge 0.60% Class B   $156.22           --                --         --         4.11%
      All contract charges                         --           87          $ 14,529       0.90%          --
2015  Lowest contract charge 0.00% Class B    $161.54           --                --         --        (0.65)%
      Highest contract charge 0.60% Class B   $150.06           --                --         --        (1.24)%
      All contract charges                         --           90          $ 14,346       0.82%          --
2014  Lowest contract charge 0.00% Class B    $162.60           --                --         --         3.16%
      Highest contract charge 0.60% Class B   $151.95           --                --         --         2.54%
      All contract charges                         --           94          $ 15,106       0.99%          --
AXA GLOBAL EQUITY MANAGED VOLATILITY
2018  Lowest contract charge 0.00% Class A    $577.44           --                --         --       (12.16)%
      Highest contract charge 0.00% Class A   $577.44           --                --         --       (12.16)%
      All contract charges                         --           77          $ 26,261       1.02%          --
2017  Lowest contract charge 0.00% Class A    $657.37           --                --         --        26.08%
      Highest contract charge 0.00% Class A   $657.37           --                --         --        26.08%
      All contract charges                         --           67          $ 31,741       1.07%          --
2016  Lowest contract charge 0.00% Class A    $521.38           --                --         --         4.48%
      Highest contract charge 0.00% Class A   $521.38           --                --         --         4.48%
      All contract charges                         --           68          $ 27,405       0.91%          --
2015  Lowest contract charge 0.00% Class A    $499.04           --                --         --        (1.73)%
      Highest contract charge 0.00% Class A   $499.04           --                --         --        (1.73)%
      All contract charges                         --           74          $ 28,446       0.88%          --
2014  Lowest contract charge 0.00% Class A    $507.81           --                --         --         1.69%
      Highest contract charge 0.00% Class A   $507.81           --                --         --         1.69%
      All contract charges                         --          106          $ 31,716       0.95%          --
AXA GLOBAL EQUITY MANAGED VOLATILITY
2018  Lowest contract charge 0.00% Class B    $309.60           --                --         --       (12.16)%
      Highest contract charge 0.90% Class B   $255.21           --                --         --       (12.96)%
      All contract charges                         --          329          $ 93,820       1.02%          --
2017  Lowest contract charge 0.00% Class B    $352.45           --                --         --        26.08%
      Highest contract charge 0.90% Class B   $293.20           --                --         --        24.95%
      All contract charges                         --          359          $116,782       1.07%          --

                                    FSA-124

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                      YEARS ENDED DECEMBER 31,
                                                  ---------------------------------------------------------------
                                                                               ACCUMULATION
                                                             UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                                  UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                                  ---------- ----------------- ------------ ------------- --------
AXA GLOBAL EQUITY MANAGED VOLATILITY (CONTINUED)
2016     Lowest contract charge 0.00% Class B      $279.54           --                --         --         4.48%
         Highest contract charge 0.90% Class B     $234.65           --                --         --         3.54%
         All contract charges                           --          398          $102,881       0.91%          --
2015     Lowest contract charge 0.00% Class B      $267.56           --                --         --        (1.73)%
         Highest contract charge 0.90% Class B     $226.63           --                --         --        (2.61)%
         All contract charges                           --          441          $110,066       0.88%          --
2014     Lowest contract charge 0.00% Class B      $272.26           --                --         --         1.68%
         Highest contract charge 0.90% Class B     $232.70           --                --         --         0.77%
         All contract charges                           --          478          $121,576       0.95%          --
AXA GROWTH STRATEGY
2018     Lowest contract charge 0.00% Class B      $176.45           --                --         --        (6.08)%
         Highest contract charge 0.00% Class B     $176.45           --                --         --        (6.08)%
         All contract charges                           --          332          $ 58,504       1.22%          --
2017     Lowest contract charge 0.00% Class B      $187.88           --                --         --        13.72%
         Highest contract charge 0.00% Class B     $187.88           --                --         --        13.72%
         All contract charges                           --          330          $ 62,041       1.57%          --
2016     Lowest contract charge 0.00% Class B      $165.21           --                --         --         8.09%
         Highest contract charge 0.00% Class B     $165.21           --                --         --         8.09%
         All contract charges                           --          304          $ 50,167       0.98%          --
2015     Lowest contract charge 0.00% Class B      $152.84           --                --         --        (0.98)%
         Highest contract charge 0.00% Class B     $152.84           --                --         --        (0.98)%
         All contract charges                           --          279          $ 42,615       1.25%          --
2014     Lowest contract charge 0.00% Class B      $154.35           --                --         --         5.62%
         Highest contract charge 0.00% Class B     $154.35           --                --         --         5.62%
         All contract charges                           --          223          $ 34,422       1.64%          --
AXA INTERNATIONAL CORE MANAGED VOLATILITY
2018     Lowest contract charge 0.00% Class A      $236.86           --                --         --       (14.89)%
         Highest contract charge 0.60% Class A     $168.13           --                --         --       (15.40)%
         All contract charges                           --           53          $ 12,380       1.72%          --
2017     Lowest contract charge 0.00% Class A      $278.29           --                --         --        26.30%
         Highest contract charge 0.60% Class A     $198.73           --                --         --        25.54%
         All contract charges                           --           56          $ 15,408       1.64%          --
2016     Lowest contract charge 0.00% Class A      $220.34           --                --         --         0.22%
         Highest contract charge 0.60% Class A     $158.30           --                --         --        (0.37)%
         All contract charges                           --           61          $ 13,351       0.29%          --
2015     Lowest contract charge 0.00% Class A      $219.85           --                --         --        (4.35)%
         Highest contract charge 0.60% Class A     $158.89           --                --         --        (4.92)%
         All contract charges                           --           66          $ 14,331       0.06%          --
2014     Lowest contract charge 0.00% Class A      $229.84           --                --         --        (6.24)%
         Highest contract charge 0.60% Class A     $167.11           --                --         --        (6.80)%
         All contract charges                           --           71          $ 16,150       1.75%          --
AXA INTERNATIONAL CORE MANAGED VOLATILITY
2018     Lowest contract charge 0.00% Class B      $153.51           --                --         --       (14.89)%
         Highest contract charge 0.90% Class B     $128.46           --                --         --       (15.66)%
         All contract charges                           --          271          $ 38,842       1.72%          --
2017     Lowest contract charge 0.00% Class B      $180.36           --                --         --        26.31%
         Highest contract charge 0.90% Class B     $152.31           --                --         --        25.17%
         All contract charges                           --          282          $ 47,837       1.64%          --
2016     Lowest contract charge 0.00% Class B      $142.79           --                --         --         0.21%
         Highest contract charge 0.90% Class B     $121.68           --                --         --        (0.69)%
         All contract charges                           --          336          $ 45,006       0.29%          --
2015     Lowest contract charge 0.00% Class B      $142.49           --                --         --        (4.34)%
         Highest contract charge 0.90% Class B     $122.52           --                --         --        (5.21)%
         All contract charges                           --          345          $ 46,054       0.06%          --
2014     Lowest contract charge 0.00% Class B      $148.95           --                --         --        (6.24)%
         Highest contract charge 0.90% Class B     $129.25           --                --         --        (7.08)%
         All contract charges                           --          381          $ 53,327       1.75%          --

                                    FSA-125

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                 YEARS ENDED DECEMBER 31,
                                             ---------------------------------------------------------------
                                                                          ACCUMULATION
                                                        UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                             UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                             ---------- ----------------- ------------ ------------- --------
AXA INTERNATIONAL MANAGED VOLATILITY
2018  Lowest contract charge 0.00% Class B    $120.70           --               --          --       (14.45)%
      Highest contract charge 0.90% Class B   $111.58           --               --          --       (15.22)%
      All contract charges                         --           29          $ 3,515        1.95%          --
2017  Lowest contract charge 0.00% Class B    $141.09           --               --          --        24.25%
      Highest contract charge 0.90% Class B   $131.61           --               --          --        23.13%
      All contract charges                         --           25          $ 3,558        2.29%          --
2016  Lowest contract charge 0.00% Class B    $113.55           --               --          --        (0.12)%
      Highest contract charge 0.90% Class B   $106.89           --               --          --        (1.01)%
      All contract charges                         --           21          $ 2,386        1.26%          --
2015  Lowest contract charge 0.00% Class B    $113.69           --               --          --        (2.40)%
      Highest contract charge 0.90% Class B   $107.98           --               --          --        (3.29)%
      All contract charges                         --           17          $ 1,908        0.04%          --
2014  Lowest contract charge 0.00% Class B    $116.49           --               --          --        (6.44)%
      Highest contract charge 0.90% Class B   $111.65           --               --          --        (7.28)%
      All contract charges                         --           15          $ 1,627        0.79%          --
AXA INTERNATIONAL VALUE MANAGED VOLATILITY
2018  Lowest contract charge 0.00% Class A    $223.17           --               --          --       (16.49)%
      Highest contract charge 0.60% Class A   $156.54           --               --          --       (16.99)%
      All contract charges                         --           99          $14,835        1.72%          --
2017  Lowest contract charge 0.00% Class A    $267.24           --               --          --        23.37%
      Highest contract charge 0.60% Class A   $188.59           --               --          --        22.64%
      All contract charges                         --          102          $18,250        1.90%          --
2016  Lowest contract charge 0.00% Class A    $216.61           --               --          --         0.74%
      Highest contract charge 0.60% Class A   $153.78           --               --          --         0.14%
      All contract charges                         --          102          $15,640        0.47%          --
2015  Lowest contract charge 0.00% Class A    $215.01           --               --          --        (3.16)%
      Highest contract charge 0.60% Class A   $153.56           --               --          --        (3.74)%
      All contract charges                         --          105          $16,190        0.10%          --
2014  Lowest contract charge 0.00% Class A    $222.03           --               --          --        (7.18)%
      Highest contract charge 0.60% Class A   $159.53           --               --          --        (7.74)%
      All contract charges                         --          108          $17,611        1.58%          --
AXA INTERNATIONAL VALUE MANAGED VOLATILITY
2018  Lowest contract charge 0.00% Class B    $163.14           --               --          --       (16.49)%
      Highest contract charge 0.90% Class B   $150.30           --               --          --       (17.24)%
      All contract charges                         --          325          $52,099        1.72%          --
2017  Lowest contract charge 0.00% Class B    $195.36           --               --          --        23.37%
      Highest contract charge 0.90% Class B   $181.62           --               --          --        22.27%
      All contract charges                         --          348          $66,766        1.90%          --
2016  Lowest contract charge 0.00% Class B    $158.35           --               --          --         0.74%
      Highest contract charge 0.90% Class B   $148.54           --               --          --        (0.16)%
      All contract charges                         --          377          $59,108        0.47%          --
2015  Lowest contract charge 0.00% Class B    $157.18           --               --          --        (3.16)%
      Highest contract charge 0.90% Class B   $148.78           --               --          --        (4.04)%
      All contract charges                         --          399          $62,376        0.10%          --
2014  Lowest contract charge 0.00% Class B    $162.31           --               --          --        (7.18)%
      Highest contract charge 0.90% Class B   $155.04           --               --          --        (8.01)%
      All contract charges                         --          428          $69,318        1.58%          --
AXA LARGE CAP CORE MANAGED VOLATILITY
2018  Lowest contract charge 0.00% Class A    $333.18           --               --          --        (6.42)%
      Highest contract charge 0.60% Class A   $229.45           --               --          --        (6.99)%
      All contract charges                         --           25          $ 4,358        1.04%          --
2017  Lowest contract charge 0.00% Class A    $356.05           --               --          --        21.95%
      Highest contract charge 0.60% Class A   $246.69           --               --          --        21.22%
      All contract charges                         --           22          $ 4,838        1.00%          --

                                    FSA-126

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                       YEARS ENDED DECEMBER 31,
                                                   --------------------------------------------------------------
                                                                                ACCUMULATION
                                                              UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                                   UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                                   ---------- ----------------- ------------ ------------- --------
AXA LARGE CAP CORE MANAGED VOLATILITY (CONTINUED)
2016     Lowest contract charge 0.00% Class A       $291.96           --                --         --        9.83%
         Highest contract charge 0.60% Class A      $203.50           --                --         --        9.17%
         All contract charges                            --           20          $  4,208       1.11%         --
2015     Lowest contract charge 0.00% Class A       $265.83           --                --         --        0.37%
         Highest contract charge 0.60% Class A      $186.41           --                --         --       (0.23)%
         All contract charges                            --           19          $  4,306       0.91%         --
2014     Lowest contract charge 0.00% Class A       $264.85           --                --         --       11.62%
         Highest contract charge 0.60% Class A      $186.84           --                --         --       10.95%
         All contract charges                            --           22          $  5,334       1.12%         --
AXA LARGE CAP CORE MANAGED VOLATILITY
2018     Lowest contract charge 0.00% Class B       $214.54           --                --         --       (6.42)%
         Highest contract charge 0.90% Class B      $179.74           --                --         --       (7.27)%
         All contract charges                            --          113          $ 23,359       1.04%         --
2017     Lowest contract charge 0.00% Class B       $229.27           --                --         --       21.95%
         Highest contract charge 0.90% Class B      $193.83           --                --         --       20.86%
         All contract charges                            --          119          $ 26,273       1.00%         --
2016     Lowest contract charge 0.00% Class B       $188.00           --                --         --        9.83%
         Highest contract charge 0.90% Class B      $160.38           --                --         --        8.84%
         All contract charges                            --          127          $ 22,958       1.11%         --
2015     Lowest contract charge 0.00% Class B       $171.18           --                --         --        0.38%
         Highest contract charge 0.90% Class B      $147.35           --                --         --       (0.53)%
         All contract charges                            --          133          $ 21,865       0.91%         --
2014     Lowest contract charge 0.00% Class B       $170.54           --                --         --       11.62%
         Highest contract charge 0.90% Class B      $148.14           --                --         --       10.62%
         All contract charges                            --          143          $ 23,572       1.12%         --
AXA LARGE CAP GROWTH MANAGED VOLATILITY
2018     Lowest contract charge 0.00% Class A       $450.72           --                --         --       (2.97)%
         Highest contract charge 0.60% Class A      $275.09           --                --         --       (3.56)%
         All contract charges                            --          113          $ 44,316       0.48%         --
2017     Lowest contract charge 0.00% Class A       $464.53           --                --         --       29.22%
         Highest contract charge 0.60% Class A      $285.25           --                --         --       28.44%
         All contract charges                            --          120          $ 49,729       0.49%         --
2016     Lowest contract charge 0.00% Class A       $359.50           --                --         --        5.51%
         Highest contract charge 0.60% Class A      $222.08           --                --         --        4.88%
         All contract charges                            --          128          $ 41,088       0.57%         --
2015     Lowest contract charge 0.00% Class A       $340.73           --                --         --        4.04%
         Highest contract charge 0.60% Class A      $211.75           --                --         --        3.41%
         All contract charges                            --          136          $ 41,909       0.28%         --
2014     Lowest contract charge 0.00% Class A       $327.51           --                --         --       11.08%
         Highest contract charge 0.60% Class A      $204.77           --                --         --       10.42%
         All contract charges                            --          149          $ 45,164       0.24%         --
AXA LARGE CAP GROWTH MANAGED VOLATILITY
2018     Lowest contract charge 0.00% Class B       $430.17           --                --         --       (2.98)%
         Highest contract charge 0.90% Class B      $353.64           --                --         --       (3.85)%
         All contract charges                            --          536          $199,280       0.48%         --
2017     Lowest contract charge 0.00% Class B       $443.36           --                --         --       29.21%
         Highest contract charge 0.90% Class B      $367.81           --                --         --       28.05%
         All contract charges                            --          585          $225,714       0.49%         --
2016     Lowest contract charge 0.00% Class B       $343.12           --                --         --        5.51%
         Highest contract charge 0.90% Class B      $287.23           --                --         --        4.57%
         All contract charges                            --          637          $191,238       0.57%         --
2015     Lowest contract charge 0.00% Class B       $325.20           --                --         --        4.03%
         Highest contract charge 0.90% Class B      $274.69           --                --         --        3.10%
         All contract charges                            --          695          $198,684       0.28%         --
2014     Lowest contract charge 0.00% Class B       $312.59           --                --         --       11.09%
         Highest contract charge 0.90% Class B      $266.44           --                --         --       10.09%
         All contract charges                            --          759          $209,579       0.24%         --

                                    FSA-127

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                 YEARS ENDED DECEMBER 31,
                                             ---------------------------------------------------------------
                                                                          ACCUMULATION
                                                        UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                             UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                             ---------- ----------------- ------------ ------------- --------
AXA LARGE CAP VALUE MANAGED VOLATILITY
2018  Lowest contract charge 0.00% Class A    $287.53            --               --         --        (9.92)%
      Highest contract charge 0.90% Class A   $210.45            --               --         --       (10.74)%
      All contract charges                         --           996         $230,158       2.46%          --
2017  Lowest contract charge 0.00% Class A    $319.21            --               --         --        13.86%
      Highest contract charge 0.90% Class A   $235.77            --               --         --        12.84%
      All contract charges                         --         1,078         $278,428       1.52%          --
2016  Lowest contract charge 0.00% Class A    $280.36            --               --         --        15.32%
      Highest contract charge 0.90% Class A   $208.95            --               --         --        14.29%
      All contract charges                         --         1,164         $265,424       1.68%          --
2015  Lowest contract charge 0.00% Class A    $243.12            --               --         --        (4.02)%
      Highest contract charge 0.90% Class A   $182.83            --               --         --        (4.88)%
      All contract charges                         --         1,280         $254,701       1.58%          --
2014  Lowest contract charge 0.00% Class A    $253.29            --               --         --        12.23%
      Highest contract charge 0.90% Class A   $192.21            --               --         --        11.22%
      All contract charges                         --         1,383         $288,312       1.39%          --
AXA LARGE CAP VALUE MANAGED VOLATILITY
2018  Lowest contract charge 0.00% Class B    $214.35            --               --         --        (9.93)%
      Highest contract charge 0.90% Class B   $207.72            --               --         --       (10.74)%
      All contract charges                         --           517         $113,399       2.46%          --
2017  Lowest contract charge 0.00% Class B    $237.97            --               --         --        13.86%
      Highest contract charge 0.90% Class B   $232.71            --               --         --        12.83%
      All contract charges                         --           559         $136,908       1.52%          --
2016  Lowest contract charge 0.00% Class B    $209.01            --               --         --        15.32%
      Highest contract charge 0.90% Class B   $206.24            --               --         --        14.29%
      All contract charges                         --           597         $129,323       1.68%          --
2015  Lowest contract charge 0.00% Class B    $181.24            --               --         --        (4.01)%
      Highest contract charge 0.90% Class B   $180.46            --               --         --        (4.88)%
      All contract charges                         --           653         $123,278       1.58%          --
2014  Lowest contract charge 0.00% Class B    $188.82            --               --         --        12.23%
      Highest contract charge 0.90% Class B   $189.72            --               --         --        11.22%
      All contract charges                         --           695         $137,376       1.39%          --
AXA MID CAP VALUE MANAGED VOLATILITY
2018  Lowest contract charge 0.00% Class A    $374.40            --               --         --       (13.30)%
      Highest contract charge 0.90% Class A   $286.51            --               --         --       (14.08)%
      All contract charges                         --           510         $159,047       1.20%          --
2017  Lowest contract charge 0.00% Class A    $431.81            --               --         --        12.32%
      Highest contract charge 0.90% Class A   $333.46            --               --         --        11.31%
      All contract charges                         --           563         $201,795       1.04%          --
2016  Lowest contract charge 0.00% Class A    $384.44            --               --         --        17.67%
      Highest contract charge 0.90% Class A   $299.57            --               --         --        16.62%
      All contract charges                         --           611         $194,982       1.22%          --
2015  Lowest contract charge 0.00% Class A    $326.71            --               --         --        (3.54)%
      Highest contract charge 0.90% Class A   $256.88            --               --         --        (4.41)%
      All contract charges                         --           668         $183,118       0.75%          --
2014  Lowest contract charge 0.00% Class A    $338.70            --               --         --        10.87%
      Highest contract charge 0.90% Class A   $268.73            --               --         --         9.87%
      All contract charges                         --           728         $208,857       0.58%          --
AXA MID CAP VALUE MANAGED VOLATILITY
2018  Lowest contract charge 0.00% Class B    $347.03            --               --         --       (13.29)%
      Highest contract charge 0.00% Class B   $347.03            --               --         --       (13.29)%
      All contract charges                         --            35         $ 12,065       1.20%          --
2017  Lowest contract charge 0.00% Class B    $400.24            --               --         --        12.32%
      Highest contract charge 0.00% Class B   $400.24            --               --         --        12.32%
      All contract charges                         --            36         $ 14,423       1.04%          --

                                    FSA-128

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                      YEARS ENDED DECEMBER 31,
                                                  --------------------------------------------------------------
                                                                               ACCUMULATION
                                                             UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                                  UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                                  ---------- ----------------- ------------ ------------- --------
AXA MID CAP VALUE MANAGED VOLATILITY (CONTINUED)
2016     Lowest contract charge 0.00% Class B      $356.34            --               --         --       17.67%
         Highest contract charge 0.00% Class B     $356.34            --               --         --       17.67%
         All contract charges                           --            38         $ 13,464       1.22%         --
2015     Lowest contract charge 0.00% Class B      $302.82            --               --         --       (3.54)%
         Highest contract charge 0.00% Class B     $302.82            --               --         --       (3.54)%
         All contract charges                           --            39         $ 11,903       0.75%         --
2014     Lowest contract charge 0.00% Class B      $313.94            --               --         --       10.87%
         Highest contract charge 0.00% Class B     $313.94            --               --         --       10.87%
         All contract charges                           --            41         $ 12,879       0.58%         --
AXA MODERATE ALLOCATION
2018     Lowest contract charge 0.00% Class A      $393.57            --               --         --       (4.77)%
         Highest contract charge 0.90% Class A     $335.95            --               --         --       (5.63)%
         All contract charges                           --         1,323         $648,238       1.53%         --
2017     Lowest contract charge 0.00% Class A      $413.27            --               --         --       11.05%
         Highest contract charge 0.90% Class A     $355.99            --               --         --       10.05%
         All contract charges                           --         1,321         $738,975       1.22%         --
2016     Lowest contract charge 0.00% Class A      $372.16            --               --         --        5.36%
         Highest contract charge 0.90% Class A     $323.48            --               --         --        4.41%
         All contract charges                           --         1,344         $725,302       0.88%         --
2015     Lowest contract charge 0.00% Class A      $353.24            --               --         --       (0.88)%
         Highest contract charge 0.90% Class A     $309.81            --               --         --       (1.78)%
         All contract charges                           --         1,412         $757,108       0.81%         --
2014     Lowest contract charge 0.00% Class A      $356.38            --               --         --        3.03%
         Highest contract charge 0.90% Class A     $315.41            --               --         --        2.10%
         All contract charges                           --         1,531         $839,961       1.07%         --
AXA MODERATE ALLOCATION
2018     Lowest contract charge 0.00% Class B      $193.78            --               --         --       (4.77)%
         Highest contract charge 0.60% Class B     $175.85            --               --         --       (5.35)%
         All contract charges                           --           809         $151,465       1.53%         --
2017     Lowest contract charge 0.00% Class B      $203.48            --               --         --       11.05%
         Highest contract charge 0.60% Class B     $185.78            --               --         --       10.38%
         All contract charges                           --           790         $155,114       1.22%         --
2016     Lowest contract charge 0.00% Class B      $183.24            --               --         --        5.36%
         Highest contract charge 0.60% Class B     $168.31            --               --         --        4.73%
         All contract charges                           --           837         $148,117       0.88%         --
2015     Lowest contract charge 0.00% Class B      $173.92            --               --         --       (0.88)%
         Highest contract charge 0.60% Class B     $160.71            --               --         --       (1.48)%
         All contract charges                           --           890         $149,774       0.81%         --
2014     Lowest contract charge 0.00% Class B      $175.47            --               --         --        3.03%
         Highest contract charge 0.60% Class B     $163.12            --               --         --        2.41%
         All contract charges                           --           929         $157,713       1.07%         --
AXA MODERATE GROWTH STRATEGY
2018     Lowest contract charge 0.00% Class B      $166.06            --               --         --       (5.13)%
         Highest contract charge 0.00% Class B     $166.06            --               --         --       (5.13)%
         All contract charges                           --           643         $106,743       1.23%         --
2017     Lowest contract charge 0.00% Class B      $175.04            --               --         --       11.80%
         Highest contract charge 0.00% Class B     $175.04            --               --         --       11.80%
         All contract charges                           --           626         $109,617       1.41%         --
2016     Lowest contract charge 0.00% Class B      $156.57            --               --         --        7.05%
         Highest contract charge 0.00% Class B     $156.57            --               --         --        7.05%
         All contract charges                           --           617         $ 96,610       0.95%         --
2015     Lowest contract charge 0.00% Class B      $146.26            --               --         --       (0.79)%
         Highest contract charge 0.00% Class B     $146.26            --               --         --       (0.79)%
         All contract charges                           --           565         $ 82,588       1.12%         --
2014     Lowest contract charge 0.00% Class B      $147.42            --               --         --        5.01%
         Highest contract charge 0.00% Class B     $147.42            --               --         --        5.01%
         All contract charges                           --           492         $ 72,534       1.31%         --

                                    FSA-129

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                 YEARS ENDED DECEMBER 31,
                                             --------------------------------------------------------------
                                                                          ACCUMULATION
                                                        UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                             UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                             ---------- ----------------- ------------ ------------- --------
AXA MODERATE-PLUS ALLOCATION
2018  Lowest contract charge 0.00% Class A    $222.44            --               --         --       (6.84)%
      Highest contract charge 0.90% Class A   $193.79            --               --         --       (7.68)%
      All contract charges                         --         1,190         $158,878       1.57%         --
2017  Lowest contract charge 0.00% Class A    $238.76            --               --         --       14.89%
      Highest contract charge 0.90% Class A   $209.91            --               --         --       13.86%
      All contract charges                         --         1,176         $189,691       1.39%         --
2016  Lowest contract charge 0.00% Class A    $207.81            --               --         --        7.27%
      Highest contract charge 0.90% Class A   $184.35            --               --         --        6.30%
      All contract charges                         --         1,173         $179,974       0.90%         --
2015  Lowest contract charge 0.00% Class A    $193.73            --               --         --       (1.29)%
      Highest contract charge 0.90% Class A   $173.42            --               --         --       (2.18)%
      All contract charges                         --         1,171         $181,984       0.89%         --
2014  Lowest contract charge 0.00% Class A    $196.26            --               --         --        3.77%
      Highest contract charge 0.90% Class A   $177.28            --               --         --        2.84%
      All contract charges                         --         1,235         $203,339       1.31%         --
AXA MODERATE-PLUS ALLOCATION
2018  Lowest contract charge 0.00% Class B    $217.90            --               --         --       (6.84)%
      Highest contract charge 0.60% Class B   $198.79            --               --         --       (7.40)%
      All contract charges                         --         1,084         $233,271       1.57%         --
2017  Lowest contract charge 0.00% Class B    $233.89            --               --         --       14.89%
      Highest contract charge 0.60% Class B   $214.67            --               --         --       14.20%
      All contract charges                         --         1,158         $267,770       1.39%         --
2016  Lowest contract charge 0.00% Class B    $203.57            --               --         --        7.27%
      Highest contract charge 0.60% Class B   $187.97            --               --         --        6.63%
      All contract charges                         --         1,198         $241,006       0.90%         --
2015  Lowest contract charge 0.00% Class B    $189.77            --               --         --       (1.30)%
      Highest contract charge 0.60% Class B   $176.29            --               --         --       (1.88)%
      All contract charges                         --         1,228         $230,412       0.89%         --
2014  Lowest contract charge 0.00% Class B    $192.26            --               --         --        3.77%
      Highest contract charge 0.60% Class B   $179.67            --               --         --        3.15%
      All contract charges                         --         1,245         $236,907       1.31%         --
AXA/AB SMALL CAP GROWTH
2018  Lowest contract charge 0.00% Class A    $508.91            --               --         --       (7.88)%
      Highest contract charge 0.90% Class A   $418.36            --               --         --       (8.71)%
      All contract charges                         --           394         $123,432       0.12%         --
2017  Lowest contract charge 0.00% Class A    $552.43            --               --         --       22.67%
      Highest contract charge 0.90% Class A   $458.28            --               --         --       21.57%
      All contract charges                         --           358         $142,467       0.27%         --
2016  Lowest contract charge 0.00% Class A    $450.34            --               --         --       12.58%
      Highest contract charge 0.90% Class A   $376.97            --               --         --       11.57%
      All contract charges                         --           377         $130,425       0.36%         --
2015  Lowest contract charge 0.00% Class A    $400.02            --               --         --       (2.91)%
      Highest contract charge 0.90% Class A   $337.88            --               --         --       (3.78)%
      All contract charges                         --           399         $126,365       0.05%         --
2014  Lowest contract charge 0.00% Class A    $412.00            --               --         --        3.57%
      Highest contract charge 0.90% Class A   $351.16            --               --         --        2.64%
      All contract charges                         --           422         $144,210       0.06%         --
AXA/AB SMALL CAP GROWTH
2018  Lowest contract charge 0.00% Class B    $417.73            --               --         --       (7.88)%
      Highest contract charge 0.60% Class B   $331.02            --               --         --       (8.43)%
      All contract charges                         --           182         $ 62,991       0.12%         --
2017  Lowest contract charge 0.00% Class B    $453.45            --               --         --       22.67%
      Highest contract charge 0.60% Class B   $361.51            --               --         --       21.93%
      All contract charges                         --           189         $ 71,440       0.27%         --

                                    FSA-130

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                 YEARS ENDED DECEMBER 31,
                                             --------------------------------------------------------------
                                                                          ACCUMULATION
                                                        UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                             UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                             ---------- ----------------- ------------ ------------- --------
AXA/AB SMALL CAP GROWTH (CONTINUED)
2016  Lowest contract charge 0.00% Class B    $369.65           --               --          --       12.58%
      Highest contract charge 0.60% Class B   $296.48           --               --          --       11.90%
      All contract charges                         --          204          $62,757        0.36%         --
2015  Lowest contract charge 0.00% Class B    $328.35           --               --          --       (2.91)%
      Highest contract charge 0.60% Class B   $264.94           --               --          --       (3.49)%
      All contract charges                         --          221          $60,376        0.05%         --
2014  Lowest contract charge 0.00% Class B    $338.19           --               --          --        3.57%
      Highest contract charge 0.60% Class B   $274.53           --               --          --        2.96%
      All contract charges                         --          236          $66,544        0.06%         --
AXA/CLEARBRIDGE LARGE CAP GROWTH
2018  Lowest contract charge 0.00% Class A    $470.86           --               --          --       (0.35)%
      Highest contract charge 0.00% Class A   $470.86           --               --          --       (0.35)%
      All contract charges                         --           96          $11,281        0.17%         --
2017  Lowest contract charge 0.00% Class A    $472.51           --               --          --       25.59%
      Highest contract charge 0.00% Class A   $472.51           --               --          --       25.59%
      All contract charges                         --           99          $12,081        0.08%         --
2016  Lowest contract charge 0.00% Class A    $376.24           --               --          --        0.88%
      Highest contract charge 0.00% Class A   $376.24           --               --          --        0.88%
      All contract charges                         --          120          $10,833        0.00%         --
2015  Lowest contract charge 0.00% Class A    $372.96           --               --          --        1.27%
      Highest contract charge 0.00% Class A   $372.96           --               --          --        1.27%
      All contract charges                         --          124          $11,612        0.00%         --
2014  Lowest contract charge 0.00% Class A    $368.28           --               --          --        3.80%
      Highest contract charge 0.00% Class A   $368.28           --               --          --        3.80%
      All contract charges                         --          121          $12,253        0.00%         --
AXA/CLEARBRIDGE LARGE CAP GROWTH
2018  Lowest contract charge 0.00% Class B    $269.42           --               --          --       (0.35)%
      Highest contract charge 0.90% Class B   $226.20           --               --          --       (1.25)%
      All contract charges                         --          263          $65,342        0.17%         --
2017  Lowest contract charge 0.00% Class B    $270.36           --               --          --       25.59%
      Highest contract charge 0.90% Class B   $229.06           --               --          --       24.46%
      All contract charges                         --          276          $69,313        0.08%         --
2016  Lowest contract charge 0.00% Class B    $215.27           --               --          --        0.88%
      Highest contract charge 0.90% Class B   $184.04           --               --          --       (0.02)%
      All contract charges                         --          310          $62,282        0.00%         --
2015  Lowest contract charge 0.00% Class B    $213.39           --               --          --        1.27%
      Highest contract charge 0.90% Class B   $184.08           --               --          --        0.35%
      All contract charges                         --          364          $72,486        0.00%         --
2014  Lowest contract charge 0.00% Class B    $210.71           --               --          --        3.80%
      Highest contract charge 0.90% Class B   $183.43           --               --          --        2.87%
      All contract charges                         --          419          $82,054        0.00%         --
AXA/JANUS ENTERPRISE
2018  Lowest contract charge 0.00% Class A    $198.06           --               --          --       (1.79)%
      Highest contract charge 0.90% Class A   $178.18           --               --          --       (2.68)%
      All contract charges                         --           96          $18,250        0.00%         --
2017  Lowest contract charge 0.00% Class A    $201.67           --               --          --       27.90%
      Highest contract charge 0.90% Class A   $183.08           --               --          --       26.75%
      All contract charges                         --          109          $20,920        0.00%         --
2016  Lowest contract charge 0.00% Class A    $157.68           --               --          --       (4.33)%
      Highest contract charge 0.90% Class A   $144.44           --               --          --       (5.19)%
      All contract charges                         --          113          $17,115        0.00%         --
2015  Lowest contract charge 0.00% Class A    $164.82           --               --          --       (5.49)%
      Highest contract charge 0.90% Class A   $152.35           --               --          --       (6.34)%
      All contract charges                         --          129          $20,433        0.00%         --
2014  Lowest contract charge 0.00% Class A    $174.40           --               --          --       (0.71)%
      Highest contract charge 0.90% Class A   $162.67           --               --          --       (1.60)%
      All contract charges                         --          154          $25,987        0.00%         --

                                    FSA-131

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                   YEARS ENDED DECEMBER 31,
                                               --------------------------------------------------------------
                                                                            ACCUMULATION
                                                          UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                               UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                               ---------- ----------------- ------------ ------------- --------
AXA/JANUS ENTERPRISE
2018  Lowest contract charge 0.00% Class B      $286.64           --               --          --       (1.79)%
      Highest contract charge 0.60% Class B     $182.43           --               --          --       (2.38)%
      All contract charges                           --          104          $23,363        0.00%         --
2017  Lowest contract charge 0.00% Class B      $291.87           --               --          --       27.90%
      Highest contract charge 0.60% Class B     $186.88           --               --          --       27.14%
      All contract charges                           --           99          $25,171        0.00%         --
2016  Lowest contract charge 0.00% Class B      $228.20           --               --          --       (4.33)%
      Highest contract charge 0.60% Class B     $146.99           --               --          --       (4.90)%
      All contract charges                           --          102          $20,749        0.00%         --
2015  Lowest contract charge 0.00% Class B      $238.53           --               --          --       (5.49)%
      Highest contract charge 0.60% Class B     $154.57           --               --          --       (6.06)%
      All contract charges                           --          105          $22,021        0.00%         --
2014  Lowest contract charge 0.00% Class B      $252.39           --               --          --       (0.71)%
      Highest contract charge 0.60% Class B     $164.54           --               --          --       (1.31)%
      All contract charges                           --          109          $23,819        0.00%         --
AXA/LOOMIS SAYLES GROWTH
2018  Lowest contract charge 0.00% Class A      $275.24           --               --          --       (2.98)%
      Highest contract charge 0.90% Class A     $247.62           --               --          --       (3.86)%
      All contract charges                           --          116          $14,806        0.09%         --
2017  Lowest contract charge 0.00% Class A      $283.70           --               --          --       34.60%
      Highest contract charge 0.90% Class A     $257.56           --               --          --       33.39%
      All contract charges                           --           90          $15,287        0.18%         --
2016  Lowest contract charge 0.00% Class A      $210.78           --               --          --        6.82%
      Highest contract charge 0.90% Class A     $193.09           --               --          --        5.85%
      All contract charges                           --           81          $10,978        0.34%         --
2015  Lowest contract charge 0.00% Class A      $197.33           --               --          --       11.53%
      Highest contract charge 0.90% Class A     $182.41           --               --          --       10.52%
      All contract charges                           --           56          $ 9,495        0.12%         --
2014  Lowest contract charge 0.00% Class A      $176.93           --               --          --        7.81%
      Highest contract charge 0.90% Class A     $165.04           --               --          --        6.85%
      All contract charges                           --           56          $ 8,450        0.11%         --
AXA/LOOMIS SAYLES GROWTH
2018  Lowest contract charge 0.00% Class B      $336.10           --               --          --       (2.98)%
      Highest contract charge 0.60% Class B     $253.58           --               --          --       (3.57)%
      All contract charges                           --           78          $24,819        0.09%         --
2017  Lowest contract charge 0.00% Class B      $346.43           --               --          --       34.59%
      Highest contract charge 0.60% Class B     $262.96           --               --          --       33.78%
      All contract charges                           --           75          $24,456        0.18%         --
2016  Lowest contract charge 0.00% Class B      $257.40           --               --          --        6.81%
      Highest contract charge 0.60% Class B     $196.56           --               --          --        6.17%
      All contract charges                           --           75          $18,005        0.34%         --
2015  Lowest contract charge 0.00% Class B      $240.98           --               --          --       11.52%
      Highest contract charge 0.60% Class B     $185.13           --               --          --       10.86%
      All contract charges                           --           71          $15,923        0.12%         --
2014  Lowest contract charge 0.00% Class B      $216.08           --               --          --        7.82%
      Highest contract charge 0.60% Class B     $167.00           --               --          --        7.17%
      All contract charges                           --           76          $15,333        0.11%         --
BLACKROCK GLOBAL ALLOCATION V.I. FUND
2018  Lowest contract charge 0.00% Class III    $142.46           --               --          --       (7.58)%
      Highest contract charge 0.00% Class III   $142.46           --               --          --       (7.58)%
      All contract charges                           --          302          $ 5,434        1.04%         --
2017  Lowest contract charge 0.00% Class III    $154.14           --               --          --       13.71%
      Highest contract charge 0.00% Class III   $154.14           --               --          --       13.71%
      All contract charges                           --          193          $ 4,268        1.33%         --

                                    FSA-132

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                       YEARS ENDED DECEMBER 31,
                                                   --------------------------------------------------------------
                                                                                ACCUMULATION
                                                              UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                                   UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                                   ---------- ----------------- ------------ ------------- --------
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CONTINUED)
2016    Lowest contract charge 0.00% Class III      $135.56           --               --          --        3.81%
        Highest contract charge 0.00% Class III     $135.56           --               --          --        3.81%
        All contract charges                             --          171          $ 4,445        0.69%         --
2015    Lowest contract charge 0.00% Class III      $130.59           --               --          --       (1.00)%
        Highest contract charge 0.00% Class III     $130.59           --               --          --       (1.00)%
        All contract charges                             --          203          $ 9,384        1.08%         --
2014    Lowest contract charge 0.00% Class III      $131.91           --               --          --        1.93%
        Highest contract charge 0.00% Class III     $131.91           --               --          --        1.93%
        All contract charges                             --          200          $ 9,833        2.50%         --
CHARTER/SM /MULTI-SECTOR BOND
2018    Lowest contract charge 0.00% Class A        $238.57           --               --          --       (0.50)%
        Highest contract charge 0.90% Class A       $229.10           --               --          --       (1.40)%
        All contract charges                             --          212          $53,081        2.21%         --
2017    Lowest contract charge 0.00% Class A        $239.78           --               --          --        2.24%
        Highest contract charge 0.90% Class A       $232.36           --               --          --        1.32%
        All contract charges                             --          220          $57,442        1.58%         --
2016    Lowest contract charge 0.00% Class A        $234.53           --               --          --        2.93%
        Highest contract charge 0.90% Class A       $229.34           --               --          --        2.01%
        All contract charges                             --          252          $66,941        1.97%         --
2015    Lowest contract charge 0.00% Class A        $227.86           --               --          --       (0.64)%
        Highest contract charge 0.90% Class A       $224.83           --               --          --       (1.53)%
        All contract charges                             --          265          $70,209        1.52%         --
2014    Lowest contract charge 0.00% Class A        $229.33           --               --          --        2.39%
        Highest contract charge 0.90% Class A       $228.33           --               --          --        1.46%
        All contract charges                             --          286          $77,439        2.51%         --
CHARTER/SM /MULTI-SECTOR BOND
2018    Lowest contract charge 0.00% Class B        $144.32           --               --          --       (0.50)%
        Highest contract charge 0.60% Class B       $110.73           --               --          --       (1.10)%
        All contract charges                             --          118          $14,419        2.21%         --
2017    Lowest contract charge 0.00% Class B        $145.05           --               --          --        2.24%
        Highest contract charge 0.60% Class B       $111.96           --               --          --        1.62%
        All contract charges                             --          126          $15,563        1.58%         --
2016    Lowest contract charge 0.00% Class B        $141.87           --               --          --        2.93%
        Highest contract charge 0.60% Class B       $110.17           --               --          --        2.31%
        All contract charges                             --          132          $15,824        1.97%         --
2015    Lowest contract charge 0.00% Class B        $137.83           --               --          --       (0.64)%
        Highest contract charge 0.60% Class B       $107.68           --               --          --       (1.24)%
        All contract charges                             --          136          $15,816        1.52%         --
2014    Lowest contract charge 0.00% Class B        $138.72           --               --          --        2.38%
        Highest contract charge 0.60% Class B       $109.03           --               --          --        1.77%
        All contract charges                             --          145          $16,903        2.51%         --
CHARTER/SM /SMALL CAP GROWTH
2018    Lowest contract charge 0.00% Class B        $230.14           --               --          --       (5.03)%
        Highest contract charge 0.90% Class B       $141.28           --               --          --       (5.89)%
        All contract charges                             --           62          $12,512        3.68%         --
2017    Lowest contract charge 0.00% Class B        $242.33           --               --          --       24.36%
        Highest contract charge 0.90% Class B       $150.12           --               --          --       23.24%
        All contract charges                             --           62          $13,055        2.72%         --
2016    Lowest contract charge 0.00% Class B        $194.86           --               --          --        9.35%
        Highest contract charge 0.90% Class B       $121.81           --               --          --        8.37%
        All contract charges                             --           63          $10,707        0.00%         --
2015    Lowest contract charge 0.00% Class B        $178.20           --               --          --       (6.04)%
        Highest contract charge 0.90% Class B       $112.40           --               --          --       (6.89)%
        All contract charges                             --           72          $11,024        0.27%         --

                                    FSA-133

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                       YEARS ENDED DECEMBER 31,
                                                   ---------------------------------------------------------------
                                                                                ACCUMULATION
                                                              UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                                   UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                                   ---------- ----------------- ------------ ------------- --------
CHARTER/SM /SMALL CAP GROWTH (CONTINUED)
2014  Lowest contract charge 0.00% Class B          $189.66           --               --          --        (2.61)%
      Highest contract charge 0.90% Class B         $120.72           --               --          --        (3.49)%
      All contract charges                               --           73          $12,004        0.00%          --
CHARTER/SM /SMALL CAP VALUE
2018  Lowest contract charge 0.00% Class A          $293.02           --               --          --       (12.98)%
      Highest contract charge 0.60% Class A         $267.34           --               --          --       (13.51)%
      All contract charges                               --           37          $10,770        1.15%          --
2017  Lowest contract charge 0.00% Class A          $336.73           --               --          --        11.29%
      Highest contract charge 0.60% Class A         $309.09           --               --          --        10.63%
      All contract charges                               --           43          $14,136        1.45%          --
2016  Lowest contract charge 0.00% Class A          $302.56           --               --          --        25.23%
      Highest contract charge 0.60% Class A         $279.39           --               --          --        24.48%
      All contract charges                               --           46          $13,586        1.36%          --
2015  Lowest contract charge 0.00% Class A          $241.60           --               --          --       (13.13)%
      Highest contract charge 0.60% Class A         $224.44           --               --          --       (13.65)%
      All contract charges                               --           48          $11,523        0.52%          --
2014  Lowest contract charge 0.00% Class A          $278.12           --               --          --        (5.12)%
      Highest contract charge 0.60% Class A         $259.93           --               --          --        (5.69)%
      All contract charges                               --           51          $14,155        0.17%          --
CHARTER/SM /SMALL CAP VALUE
2018  Lowest contract charge 0.00% Class B          $307.37           --               --          --       (12.98)%
      Highest contract charge 0.90% Class B         $257.41           --               --          --       (13.77)%
      All contract charges                               --           48          $13,628        1.15%          --
2017  Lowest contract charge 0.00% Class B          $353.23           --               --          --        11.30%
      Highest contract charge 0.90% Class B         $298.52           --               --          --        10.30%
      All contract charges                               --           51          $16,788        1.45%          --
2016  Lowest contract charge 0.00% Class B          $317.38           --               --          --        25.23%
      Highest contract charge 0.90% Class B         $270.65           --               --          --        24.11%
      All contract charges                               --           55          $16,433        1.36%          --
2015  Lowest contract charge 0.00% Class B          $253.43           --               --          --       (13.13)%
      Highest contract charge 0.90% Class B         $218.07           --               --          --       (13.92)%
      All contract charges                               --           61          $14,517        0.52%          --
2014  Lowest contract charge 0.00% Class B          $291.75           --               --          --        (5.11)%
      Highest contract charge 0.90% Class B         $253.33           --               --          --        (5.96)%
      All contract charges                               --           65          $17,745        0.17%          --
CLEARBRIDGE VARIABLE MID CAP PORTFOLIO
2018  Lowest contract charge 0.00% Class II         $ 11.07           --               --          --       (12.77)%
      Highest contract charge 0.00% Class II        $ 11.07           --               --          --       (12.77)%
      All contract charges                               --           56          $   618        0.25%          --
2017  Lowest contract charge 0.00% Class II         $ 12.69           --               --          --        12.50%
      Highest contract charge 0.00% Class II        $ 12.69           --               --          --        12.50%
      All contract charges                               --           25          $   314        0.47%          --
2016  Lowest contract charge 0.00% Class II(c)      $ 11.28           --               --          --        12.91%
      Highest contract charge 0.00% Class II(c)     $ 11.28           --               --          --        12.91%
      All contract charges                               --           --          $     5        1.01%          --
EQ/AMERICAN CENTURY MID CAP VALUE
2018  Lowest contract charge 0.00% Class B(f)(g)    $ 21.75           --               --          --        (9.38)%
      Highest contract charge 0.90% Class B(f)(g)   $201.05           --               --          --        (9.54)%
      All contract charges                               --          443          $48,111        0.57%          --
EQ/BLACKROCK BASIC VALUE EQUITY
2018  Lowest contract charge 0.00% Class A          $360.36           --               --          --        (8.02)%
      Highest contract charge 0.60% Class A         $328.79           --               --          --        (8.57)%
      All contract charges                               --          244          $35,722        1.60%          --
2017  Lowest contract charge 0.00% Class A          $391.76           --               --          --         8.11%
      Highest contract charge 0.60% Class A         $359.60           --               --          --         7.46%
      All contract charges                               --          247          $41,840        1.40%          --

                                    FSA-134

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                 YEARS ENDED DECEMBER 31,
                                             --------------------------------------------------------------
                                                                          ACCUMULATION
                                                        UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                             UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                             ---------- ----------------- ------------ ------------- --------
EQ/BLACKROCK BASIC VALUE EQUITY (CONTINUED)
2016  Lowest contract charge 0.00% Class A    $362.37           --                --         --       17.96%
      Highest contract charge 0.60% Class A   $334.63           --                --         --       17.26%
      All contract charges                         --          246          $ 40,079       1.49%         --
2015  Lowest contract charge 0.00% Class A    $307.19           --                --         --       (6.15)%
      Highest contract charge 0.60% Class A   $285.38           --                --         --       (6.71)%
      All contract charges                         --          242          $ 36,247       1.28%         --
2014  Lowest contract charge 0.00% Class A    $327.32           --                --         --        9.71%
      Highest contract charge 0.60% Class A   $305.92           --                --         --        9.05%
      All contract charges                         --          227          $ 40,401       1.07%         --
EQ/BLACKROCK BASIC VALUE EQUITY
2018  Lowest contract charge 0.00% Class B    $474.29           --                --         --       (8.01)%
      Highest contract charge 0.90% Class B   $389.92           --                --         --       (8.85)%
      All contract charges                         --          347          $147,522       1.60%         --
2017  Lowest contract charge 0.00% Class B    $515.61           --                --         --        8.11%
      Highest contract charge 0.90% Class B   $427.76           --                --         --        7.14%
      All contract charges                         --          369          $170,709       1.40%         --
2016  Lowest contract charge 0.00% Class B    $476.93           --                --         --       17.96%
      Highest contract charge 0.90% Class B   $399.26           --                --         --       16.91%
      All contract charges                         --          400          $171,810       1.49%         --
2015  Lowest contract charge 0.00% Class B    $404.30           --                --         --       (6.15)%
      Highest contract charge 0.90% Class B   $341.52           --                --         --       (6.99)%
      All contract charges                         --          436          $158,529       1.28%         --
2014  Lowest contract charge 0.00% Class B    $430.79           --                --         --        9.70%
      Highest contract charge 0.90% Class B   $367.20           --                --         --        8.72%
      All contract charges                         --          463          $179,873       1.07%         --
EQ/CAPITAL GUARDIAN RESEARCH
2018  Lowest contract charge 0.00% Class A    $421.95           --                --         --       (4.84)%
      Highest contract charge 0.60% Class A   $262.91           --                --         --       (5.41)%
      All contract charges                         --           70          $ 15,092       0.57%         --
2017  Lowest contract charge 0.00% Class A    $443.41           --                --         --       25.44%
      Highest contract charge 0.60% Class A   $277.95           --                --         --       24.69%
      All contract charges                         --           62          $ 16,329       0.78%         --
2016  Lowest contract charge 0.00% Class A    $353.49           --                --         --        8.42%
      Highest contract charge 0.60% Class A   $222.92           --                --         --        7.77%
      All contract charges                         --           60          $ 13,834       0.87%         --
2015  Lowest contract charge 0.00% Class A    $326.03           --                --         --        1.91%
      Highest contract charge 0.60% Class A   $206.84           --                --         --        1.30%
      All contract charges                         --           62          $ 14,705       0.59%         --
2014  Lowest contract charge 0.00% Class A    $319.92           --                --         --       10.51%
      Highest contract charge 0.60% Class A   $204.19           --                --         --        9.85%
      All contract charges                         --           62          $ 15,531       0.70%         --
EQ/CAPITAL GUARDIAN RESEARCH
2018  Lowest contract charge 0.00% Class B    $320.51           --                --         --       (4.84)%
      Highest contract charge 0.90% Class B   $269.10           --                --         --       (5.70)%
      All contract charges                         --          337          $ 96,993       0.57%         --
2017  Lowest contract charge 0.00% Class B    $336.81           --                --         --       25.44%
      Highest contract charge 0.90% Class B   $285.37           --                --         --       24.31%
      All contract charges                         --          358          $108,933       0.78%         --
2016  Lowest contract charge 0.00% Class B    $268.51           --                --         --        8.42%
      Highest contract charge 0.90% Class B   $229.56           --                --         --        7.45%
      All contract charges                         --          377          $ 92,101       0.87%         --
2015  Lowest contract charge 0.00% Class B    $247.65           --                --         --        1.91%
      Highest contract charge 0.90% Class B   $213.65           --                --         --        1.00%
      All contract charges                         --          417          $ 94,238       0.59%         --
2014  Lowest contract charge 0.00% Class B    $243.01           --                --         --       10.51%
      Highest contract charge 0.90% Class B   $211.54           --                --         --        9.52%
      All contract charges                         --          419          $ 93,222       0.70%         --

                                    FSA-135

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                 YEARS ENDED DECEMBER 31,
                                             --------------------------------------------------------------
                                                                          ACCUMULATION
                                                        UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                             UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                             ---------- ----------------- ------------ ------------- --------
EQ/COMMON STOCK INDEX
2018  Lowest contract charge 0.00% Class A    $677.71            --                --        --       (5.80)%
      Highest contract charge 0.90% Class A   $683.50            --                --        --       (6.65)%
      All contract charges                         --         1,222        $1,276,167      1.30%         --
2017  Lowest contract charge 0.00% Class A    $719.43            --                --        --       20.47%
      Highest contract charge 0.90% Class A   $732.21            --                --        --       19.39%
      All contract charges                         --         1,320        $1,495,123      1.30%         --
2016  Lowest contract charge 0.00% Class A    $597.19            --                --        --       11.69%
      Highest contract charge 0.90% Class A   $613.30            --                --        --       10.69%
      All contract charges                         --         1,384        $1,360,428      1.55%         --
2015  Lowest contract charge 0.00% Class A    $534.69            --                --        --       (0.05)%
      Highest contract charge 0.90% Class A   $554.08            --                --        --       (0.95)%
      All contract charges                         --         1,448        $1,330,558      1.37%         --
2014  Lowest contract charge 0.00% Class A    $534.98            --                --        --       12.05%
      Highest contract charge 0.90% Class A   $559.42            --                --        --       11.05%
      All contract charges                         --         1,467        $1,441,799      1.24%         --
EQ/COMMON STOCK INDEX
2018  Lowest contract charge 0.00% Class B    $211.64            --                --        --       (5.80)%
      Highest contract charge 0.60% Class B   $226.64            --                --        --       (6.37)%
      All contract charges                         --           926        $  205,339      1.30%         --
2017  Lowest contract charge 0.00% Class B    $224.67            --                --        --       20.47%
      Highest contract charge 0.60% Class B   $242.06            --                --        --       19.75%
      All contract charges                         --           951        $  225,386      1.30%         --
2016  Lowest contract charge 0.00% Class B    $186.50            --                --        --       11.69%
      Highest contract charge 0.60% Class B   $202.14            --                --        --       11.02%
      All contract charges                         --           981        $  194,128      1.55%         --
2015  Lowest contract charge 0.00% Class B    $166.98            --                --        --       (0.05)%
      Highest contract charge 0.60% Class B   $182.07            --                --        --       (0.65)%
      All contract charges                         --         1,016        $  181,517      1.37%         --
2014  Lowest contract charge 0.00% Class B    $167.07            --                --        --       12.05%
      Highest contract charge 0.60% Class B   $183.27            --                --        --       11.38%
      All contract charges                         --         1,060        $  191,161      1.24%         --
EQ/CORE BOND INDEX
2018  Lowest contract charge 0.00% Class A    $137.67            --                --        --        0.25%
      Highest contract charge 0.90% Class A   $123.31            --                --        --       (0.66)%
      All contract charges                         --           176        $   25,499      1.91%         --
2017  Lowest contract charge 0.00% Class A    $137.33            --                --        --        1.46%
      Highest contract charge 0.90% Class A   $124.13            --                --        --        0.55%
      All contract charges                         --           182        $   26,157      1.39%         --
2016  Lowest contract charge 0.00% Class A    $135.35            --                --        --        1.38%
      Highest contract charge 0.90% Class A   $123.45            --                --        --        0.47%
      All contract charges                         --           200        $   28,475      1.50%         --
2015  Lowest contract charge 0.00% Class A    $133.51            --                --        --        0.44%
      Highest contract charge 0.90% Class A   $122.87            --                --        --       (0.47)%
      All contract charges                         --           207        $   29,322      1.49%         --
2014  Lowest contract charge 0.00% Class A    $132.93            --                --        --        2.41%
      Highest contract charge 0.90% Class A   $123.45            --                --        --        1.50%
      All contract charges                         --           219        $   30,635      1.31%         --
EQ/CORE BOND INDEX
2018  Lowest contract charge 0.00% Class B    $143.04            --                --        --        0.25%
      Highest contract charge 0.60% Class B   $158.32            --                --        --       (0.36)%
      All contract charges                         --           162        $   24,073      1.91%         --
2017  Lowest contract charge 0.00% Class B    $142.69            --                --        --        1.46%
      Highest contract charge 0.60% Class B   $158.89            --                --        --        0.86%
      All contract charges                         --           172        $   25,594      1.39%         --

                                    FSA-136

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                       YEARS ENDED DECEMBER 31,
                                                   ---------------------------------------------------------------
                                                                                ACCUMULATION
                                                              UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                                   UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                                   ---------- ----------------- ------------ ------------- --------
EQ/CORE BOND INDEX (CONTINUED)
2016  Lowest contract charge 0.00% Class B          $140.63            --               --         --         1.38%
      Highest contract charge 0.60% Class B         $157.54            --               --         --         0.77%
      All contract charges                               --           165         $ 24,392       1.50%          --
2015  Lowest contract charge 0.00% Class B          $138.72            --               --         --         0.44%
      Highest contract charge 0.60% Class B         $156.34            --               --         --        (0.17)%
      All contract charges                               --           157         $ 23,116       1.49%          --
2014  Lowest contract charge 0.00% Class B          $138.11            --               --         --         2.41%
      Highest contract charge 0.60% Class B         $156.60            --               --         --         1.80%
      All contract charges                               --           151         $ 22,367       1.31%          --
EQ/EQUITY 500 INDEX
2018  Lowest contract charge 0.00% Class A          $777.94            --               --         --        (4.93)%
      Highest contract charge 0.90% Class A         $628.01            --               --         --        (5.80)%
      All contract charges                               --         1,470         $538,073       1.45%          --
2017  Lowest contract charge 0.00% Class A          $818.32            --               --         --        21.04%
      Highest contract charge 0.90% Class A         $666.65            --               --         --        19.96%
      All contract charges                               --         1,393         $602,506       1.45%          --
2016  Lowest contract charge 0.00% Class A          $676.05            --               --         --        11.24%
      Highest contract charge 0.90% Class A         $555.73            --               --         --        10.24%
      All contract charges                               --         1,292         $542,718       1.66%          --
2015  Lowest contract charge 0.00% Class A          $607.76            --               --         --         0.80%
      Highest contract charge 0.90% Class A         $504.12            --               --         --        (0.11)%
      All contract charges                               --         1,399         $519,057       1.61%          --
2014  Lowest contract charge 0.00% Class A          $602.94            --               --         --        12.98%
      Highest contract charge 0.90% Class A         $504.66            --               --         --        11.96%
      All contract charges                               --         1,320         $556,228       1.39%          --
EQ/EQUITY 500 INDEX
2018  Lowest contract charge 0.00% Class B          $235.43            --               --         --        (4.94)%
      Highest contract charge 0.60% Class B         $216.18            --               --         --        (5.51)%
      All contract charges                               --         1,158         $264,177       1.45%          --
2017  Lowest contract charge 0.00% Class B          $247.66            --               --         --        21.04%
      Highest contract charge 0.60% Class B         $228.79            --               --         --        20.32%
      All contract charges                               --         1,137         $272,641       1.45%          --
2016  Lowest contract charge 0.00% Class B          $204.61            --               --         --        11.23%
      Highest contract charge 0.60% Class B         $190.15            --               --         --        10.56%
      All contract charges                               --         1,100         $217,785       1.66%          --
2015  Lowest contract charge 0.00% Class B          $183.95            --               --         --         0.79%
      Highest contract charge 0.60% Class B         $171.99            --               --         --         0.19%
      All contract charges                               --         1,073         $191,053       1.61%          --
2014  Lowest contract charge 0.00% Class B          $182.51            --               --         --        12.97%
      Highest contract charge 0.60% Class B         $171.67            --               --         --        12.30%
      All contract charges                               --         1,056         $186,511       1.39%          --
EQ/FIDELITY INSTITUTIONAL AM/SM /LARGE CAP
2018  Lowest contract charge 0.00% Class B(f)(h)    $ 32.04            --               --         --       (11.05)%
      Highest contract charge 0.90% Class B(f)(h)   $195.89            --               --         --       (11.22)%
      All contract charges                               --           589         $ 93,723       0.25%          --
EQ/FRANKLIN RISING DIVIDENDS
2018  Lowest contract charge 0.00% Class B(f)(i)    $232.46            --               --         --        (7.28)%
      Highest contract charge 0.90% Class B(f)(i)   $214.89            --               --         --        (7.44)%
      All contract charges                               --           229         $ 52,109       0.29%          --
EQ/FRANKLIN STRATEGIC INCOME
2018  Lowest contract charge 0.00% Class B(f)(j)    $136.15            --               --         --        (1.14)%
      Highest contract charge 0.90% Class B(f)(j)   $125.86            --               --         --        (1.32)%
      All contract charges                               --           250         $ 33,498       0.70%          --

                                    FSA-137

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                       YEARS ENDED DECEMBER 31,
                                                   --------------------------------------------------------------
                                                                                ACCUMULATION
                                                              UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                                   UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                                   ---------- ----------------- ------------ ------------- --------
EQ/GLOBAL BOND PLUS
2018  Lowest contract charge 0.00% Class A          $142.20           --               --          --       (1.63)%
      Highest contract charge 0.90% Class A         $119.81           --               --          --       (2.51)%
      All contract charges                               --          104          $ 7,532        1.35%         --
2017  Lowest contract charge 0.00% Class A          $144.55           --               --          --        4.65%
      Highest contract charge 0.90% Class A         $122.90           --               --          --        3.71%
      All contract charges                               --           99          $ 7,953        0.04%         --
2016  Lowest contract charge 0.00% Class A          $138.13           --               --          --        0.68%
      Highest contract charge 0.90% Class A         $118.50           --               --          --       (0.23)%
      All contract charges                               --           99          $ 8,311        1.92%         --
2015  Lowest contract charge 0.00% Class A          $137.20           --               --          --       (3.80)%
      Highest contract charge 0.90% Class A         $118.77           --               --          --       (4.66)%
      All contract charges                               --           93          $ 8,563        0.04%         --
2014  Lowest contract charge 0.00% Class A          $142.62           --               --          --        0.88%
      Highest contract charge 0.90% Class A         $124.58           --               --          --       (0.02)%
      All contract charges                               --          100          $11,375        0.67%         --
EQ/GLOBAL BOND PLUS
2018  Lowest contract charge 0.00% Class B          $135.52           --               --          --       (1.63)%
      Highest contract charge 0.60% Class B         $122.66           --               --          --       (2.22)%
      All contract charges                               --           69          $ 9,105        1.35%         --
2017  Lowest contract charge 0.00% Class B          $137.76           --               --          --        4.65%
      Highest contract charge 0.60% Class B         $125.44           --               --          --        4.02%
      All contract charges                               --           68          $ 9,131        0.04%         --
2016  Lowest contract charge 0.00% Class B          $131.64           --               --          --        0.68%
      Highest contract charge 0.60% Class B         $120.59           --               --          --        0.07%
      All contract charges                               --           69          $ 8,747        1.92%         --
2015  Lowest contract charge 0.00% Class B          $130.75           --               --          --       (3.80)%
      Highest contract charge 0.60% Class B         $120.50           --               --          --       (4.38)%
      All contract charges                               --           66          $ 8,457        0.04%         --
2014  Lowest contract charge 0.00% Class B          $135.92           --               --          --        0.89%
      Highest contract charge 0.60% Class B         $126.02           --               --          --        0.29%
      All contract charges                               --           67          $ 8,941        0.67%         --
EQ/GOLDMAN SACHS MID CAP VALUE
2018  Lowest contract charge 0.00% Class B(f)(k)    $182.47           --               --          --       (8.70)%
      Highest contract charge 0.90% Class B(f)(k)   $168.67           --               --          --       (8.86)%
      All contract charges                               --           48          $ 8,496        0.22%         --
EQ/INTERMEDIATE GOVERNMENT BOND
2018  Lowest contract charge 0.00% Class A          $237.70           --               --          --        0.83%
      Highest contract charge 0.90% Class A         $199.78           --               --          --       (0.08)%
      All contract charges                               --          207          $29,582        1.24%         --
2017  Lowest contract charge 0.00% Class A          $235.74           --               --          --        0.34%
      Highest contract charge 0.90% Class A         $199.94           --               --          --       (0.56)%
      All contract charges                               --          370          $69,699        0.84%         --
2016  Lowest contract charge 0.00% Class A          $234.93           --               --          --        0.45%
      Highest contract charge 0.90% Class A         $201.07           --               --          --       (0.45)%
      All contract charges                               --          354          $70,206        0.70%         --
2015  Lowest contract charge 0.00% Class A          $233.88           --               --          --        0.43%
      Highest contract charge 0.90% Class A         $201.98           --               --          --       (0.47)%
      All contract charges                               --          323          $65,486        0.60%         --
2014  Lowest contract charge 0.00% Class A          $232.88           --               --          --        1.53%
      Highest contract charge 0.90% Class A         $202.94           --               --          --        0.62%
      All contract charges                               --          318          $65,987        0.40%         --
EQ/INTERMEDIATE GOVERNMENT BOND
2018  Lowest contract charge 0.00% Class B          $170.68           --               --          --        0.83%
      Highest contract charge 0.60% Class B         $151.63           --               --          --        0.22%
      All contract charges                               --          119          $18,533        1.24%         --

                                    FSA-138

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                 YEARS ENDED DECEMBER 31,
                                             ---------------------------------------------------------------
                                                                          ACCUMULATION
                                                        UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                             UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                             ---------- ----------------- ------------ ------------- --------
EQ/INTERMEDIATE GOVERNMENT BOND (CONTINUED)
2017  Lowest contract charge 0.00% Class B    $169.28            --               --         --         0.34%
      Highest contract charge 0.60% Class B   $151.29            --               --         --        (0.26)%
      All contract charges                         --           123         $ 19,188       0.84%          --
2016  Lowest contract charge 0.00% Class B    $168.70            --               --         --         0.45%
      Highest contract charge 0.60% Class B   $151.68            --               --         --        (0.15)%
      All contract charges                         --           135         $ 20,929       0.70%          --
2015  Lowest contract charge 0.00% Class B    $167.94            --               --         --         0.42%
      Highest contract charge 0.60% Class B   $151.91            --               --         --        (0.18)%
      All contract charges                         --           120         $ 18,638       0.60%          --
2014  Lowest contract charge 0.00% Class B    $167.23            --               --         --         1.54%
      Highest contract charge 0.60% Class B   $152.18            --               --         --         0.93%
      All contract charges                         --           125         $ 19,156       0.40%          --
EQ/INTERNATIONAL EQUITY INDEX
2018  Lowest contract charge 0.00% Class A    $199.45            --               --         --       (15.17)%
      Highest contract charge 0.90% Class A   $160.91            --               --         --       (15.94)%
      All contract charges                         --         1,515         $218,461       2.40%          --
2017  Lowest contract charge 0.00% Class A    $235.12            --               --         --        23.22%
      Highest contract charge 0.90% Class A   $191.42            --               --         --        22.12%
      All contract charges                         --         1,529         $270,450       2.64%          --
2016  Lowest contract charge 0.00% Class A    $190.81            --               --         --         2.20%
      Highest contract charge 0.90% Class A   $156.75            --               --         --         1.28%
      All contract charges                         --         1,486         $220,734       2.72%          --
2015  Lowest contract charge 0.00% Class A    $186.71            --               --         --        (2.14)%
      Highest contract charge 0.90% Class A   $154.77            --               --         --        (3.02)%
      All contract charges                         --         1,506         $232,186       2.32%          --
2014  Lowest contract charge 0.00% Class A    $190.79            --               --         --        (6.90)%
      Highest contract charge 0.90% Class A   $159.59            --               --         --        (7.74)%
      All contract charges                         --         1,507         $254,494       2.97%          --
EQ/INTERNATIONAL EQUITY INDEX
2018  Lowest contract charge 0.00% Class B    $136.17            --               --         --       (15.17)%
      Highest contract charge 0.90% Class B   $118.46            --               --         --       (15.94)%
      All contract charges                         --           407         $ 53,646       2.40%          --
2017  Lowest contract charge 0.00% Class B    $160.52            --               --         --        23.22%
      Highest contract charge 0.90% Class B   $140.92            --               --         --        22.11%
      All contract charges                         --           409         $ 63,674       2.64%          --
2016  Lowest contract charge 0.00% Class B    $130.27            --               --         --         2.20%
      Highest contract charge 0.90% Class B   $115.40            --               --         --         1.28%
      All contract charges                         --           407         $ 51,586       2.72%          --
2015  Lowest contract charge 0.00% Class B    $127.47            --               --         --        (2.13)%
      Highest contract charge 0.90% Class B   $113.94            --               --         --        (3.02)%
      All contract charges                         --           424         $ 52,585       2.32%          --
2014  Lowest contract charge 0.00% Class B    $130.25            --               --         --        (6.90)%
      Highest contract charge 0.90% Class B   $117.49            --               --         --        (7.74)%
      All contract charges                         --           414         $ 52,708       2.97%          --
EQ/INVESCO COMSTOCK
2018  Lowest contract charge 0.00% Class A    $169.29            --               --         --       (12.39)%
      Highest contract charge 0.90% Class A   $152.29            --               --         --       (13.19)%
      All contract charges                         --            92         $ 11,775       1.55%          --
2017  Lowest contract charge 0.00% Class A    $193.24            --               --         --        17.98%
      Highest contract charge 0.90% Class A   $175.43            --               --         --        16.92%
      All contract charges                         --            94         $ 14,441       0.80%          --
2016  Lowest contract charge 0.00% Class A    $163.79            --               --         --        17.38%
      Highest contract charge 0.90% Class A   $150.04            --               --         --        16.32%
      All contract charges                         --            80         $ 10,866       2.44%          --

                                    FSA-139

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                       YEARS ENDED DECEMBER 31,
                                                   ---------------------------------------------------------------
                                                                                ACCUMULATION
                                                              UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                                   UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                                   ---------- ----------------- ------------ ------------- --------
EQ/INVESCO COMSTOCK (CONTINUED)
2015  Lowest contract charge 0.00% Class A          $139.54           --               --          --        (6.19)%
      Highest contract charge 0.90% Class A         $128.99           --               --          --        (7.03)%
      All contract charges                               --          100          $12,263        2.18%          --
2014  Lowest contract charge 0.00% Class A          $148.75           --               --          --         8.92%
      Highest contract charge 0.90% Class A         $138.74           --               --          --         7.94%
      All contract charges                               --          101          $13,086        1.88%          --
EQ/INVESCO COMSTOCK
2018  Lowest contract charge 0.00% Class B          $215.50           --               --          --       (12.39)%
      Highest contract charge 0.60% Class B         $155.85           --               --          --       (12.92)%
      All contract charges                               --           68          $13,818        1.55%          --
2017  Lowest contract charge 0.00% Class B          $245.99           --               --          --        17.98%
      Highest contract charge 0.60% Class B         $178.98           --               --          --        17.27%
      All contract charges                               --           66          $15,264        0.80%          --
2016  Lowest contract charge 0.00% Class B          $208.50           --               --          --        17.37%
      Highest contract charge 0.60% Class B         $152.62           --               --          --        16.67%
      All contract charges                               --           65          $12,804        2.44%          --
2015  Lowest contract charge 0.00% Class B          $177.64           --               --          --        (6.19)%
      Highest contract charge 0.60% Class B         $130.81           --               --          --        (6.75)%
      All contract charges                               --           71          $11,678        2.18%          --
2014  Lowest contract charge 0.00% Class B          $189.36           --               --          --         8.92%
      Highest contract charge 0.60% Class B         $140.28           --               --          --         8.26%
      All contract charges                               --           69          $12,100        1.88%          --
EQ/INVESCO GLOBAL REAL ESTATE
2018  Lowest contract charge 0.00% Class B(f)(l)    $ 16.47           --               --          --        (0.72)%
      Highest contract charge 0.90% Class B(f)(l)   $152.23           --               --          --        (0.92)%
      All contract charges                               --          449          $36,366        0.56%          --
EQ/INVESCO INTERNATIONAL GROWTH
2018  Lowest contract charge 0.00% Class B(f)(m)    $ 14.21           --               --          --        (5.01)%
      Highest contract charge 0.90% Class B(f)(m)   $131.36           --               --          --        (5.20)%
      All contract charges                               --          526          $32,100        0.22%          --
EQ/IVY ENERGY
2018  Lowest contract charge 0.00% Class B(f)(n)    $  7.26           --               --          --       (31.51)%
      Highest contract charge 0.90% Class B(f)(n)   $ 67.13           --               --          --       (31.59)%
      All contract charges                               --          250          $10,239        0.10%          --
EQ/IVY MID CAP GROWTH
2018  Lowest contract charge 0.00% Class B(f)(o)    $ 23.22           --               --          --        (9.37)%
      Highest contract charge 0.90% Class B(f)(o)   $214.67           --               --          --        (9.51)%
      All contract charges                               --          260          $33,196        0.01%          --
EQ/IVY SCIENCE AND TECHNOLOGY
2018  Lowest contract charge 0.00% Class B(f)(p)    $169.19           --               --          --       (11.81)%
      Highest contract charge 0.90% Class B(f)(p)   $160.77           --               --          --       (11.96)%
      All contract charges                               --          257          $32,653        0.00%          --
EQ/JPMORGAN VALUE OPPORTUNITIES
2018  Lowest contract charge 0.00% Class A          $350.51           --               --          --       (15.40)%
      Highest contract charge 0.00% Class A         $350.51           --               --          --       (15.40)%
      All contract charges                               --          100          $ 6,391        1.03%          --
2017  Lowest contract charge 0.00% Class A          $414.32           --               --          --        17.72%
      Highest contract charge 0.00% Class A         $414.32           --               --          --        17.72%
      All contract charges                               --           41          $ 4,807        0.86%          --
2016  Lowest contract charge 0.00% Class A          $351.95           --               --          --        21.53%
      Highest contract charge 0.00% Class A         $351.95           --               --          --        21.53%
      All contract charges                               --           32          $ 3,509        1.05%          --
2015  Lowest contract charge 0.00% Class A          $289.59           --               --          --        (2.25)%
      Highest contract charge 0.00% Class A         $289.59           --               --          --        (2.25)%
      All contract charges                               --           30          $ 2,225        0.70%          --
2014  Lowest contract charge 0.00% Class A          $296.27           --               --          --        14.37%
      Highest contract charge 0.00% Class A         $296.27           --               --          --        14.37%
      All contract charges                               --           21          $ 1,687        1.08%          --

                                    FSA-140

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                 YEARS ENDED DECEMBER 31,
                                             ---------------------------------------------------------------
                                                                          ACCUMULATION
                                                        UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                             UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                             ---------- ----------------- ------------ ------------- --------
EQ/JPMORGAN VALUE OPPORTUNITIES
2018  Lowest contract charge 0.00% Class B    $327.29           --                --         --       (15.40)%
      Highest contract charge 0.90% Class B   $269.06           --                --         --       (16.17)%
      All contract charges                         --          127          $ 37,048       1.03%          --
2017  Lowest contract charge 0.00% Class B    $386.87           --                --         --        17.72%
      Highest contract charge 0.90% Class B   $320.95           --                --         --        16.66%
      All contract charges                         --          131          $ 45,408       0.86%          --
2016  Lowest contract charge 0.00% Class B    $328.64           --                --         --        21.53%
      Highest contract charge 0.90% Class B   $275.11           --                --         --        20.44%
      All contract charges                         --          115          $ 34,289       1.05%          --
2015  Lowest contract charge 0.00% Class B    $270.42           --                --         --        (2.28)%
      Highest contract charge 0.90% Class B   $228.43           --                --         --        (3.16)%
      All contract charges                         --          121          $ 29,513       0.70%          --
2014  Lowest contract charge 0.00% Class B    $276.74           --                --         --        14.38%
      Highest contract charge 0.90% Class B   $235.89           --                --         --        13.35%
      All contract charges                         --          124          $ 30,663       1.08%          --
EQ/LARGE CAP GROWTH INDEX
2018  Lowest contract charge 0.00% Class A    $442.02           --                --         --        (2.26)%
      Highest contract charge 0.60% Class A   $290.81           --                --         --        (2.85)%
      All contract charges                         --           92          $ 19,274       0.63%          --
2017  Lowest contract charge 0.00% Class A    $452.25           --                --         --        29.22%
      Highest contract charge 0.60% Class A   $299.34           --                --         --        28.44%
      All contract charges                         --           86          $ 20,954       0.77%          --
2016  Lowest contract charge 0.00% Class A    $349.98           --                --         --         6.34%
      Highest contract charge 0.60% Class A   $233.05           --                --         --         5.71%
      All contract charges                         --           82          $ 16,601       1.01%          --
2015  Lowest contract charge 0.00% Class A    $329.10           --                --         --         4.86%
      Highest contract charge 0.60% Class A   $220.46           --                --         --         4.23%
      All contract charges                         --           77          $ 16,461       0.87%          --
2014  Lowest contract charge 0.00% Class A    $313.85           --                --         --        12.24%
      Highest contract charge 0.60% Class A   $211.51           --                --         --        11.57%
      All contract charges                         --           67          $ 15,886       0.91%          --
EQ/LARGE CAP GROWTH INDEX
2018  Lowest contract charge 0.00% Class B    $219.96           --                --         --        (2.26)%
      Highest contract charge 0.90% Class B   $184.28           --                --         --        (3.15)%
      All contract charges                         --          644          $128,927       0.63%          --
2017  Lowest contract charge 0.00% Class B    $225.05           --                --         --        29.22%
      Highest contract charge 0.90% Class B   $190.27           --                --         --        28.07%
      All contract charges                         --          680          $139,563       0.77%          --
2016  Lowest contract charge 0.00% Class B    $174.16           --                --         --         6.34%
      Highest contract charge 0.90% Class B   $148.57           --                --         --         5.39%
      All contract charges                         --          713          $113,687       1.01%          --
2015  Lowest contract charge 0.00% Class B    $163.77           --                --         --         4.87%
      Highest contract charge 0.90% Class B   $140.97           --                --         --         3.92%
      All contract charges                         --          764          $114,945       0.87%          --
2014  Lowest contract charge 0.00% Class B    $156.17           --                --         --        12.24%
      Highest contract charge 0.90% Class B   $135.65           --                --         --        11.22%
      All contract charges                         --          805          $115,779       0.91%          --
EQ/LARGE CAP VALUE INDEX
2018  Lowest contract charge 0.00% Class A    $108.69           --                --         --        (8.89)%
      Highest contract charge 0.90% Class A   $ 97.78           --                --         --        (9.71)%
      All contract charges                         --          106          $ 10,979       1.99%          --
2017  Lowest contract charge 0.00% Class A    $119.30           --                --         --        13.01%
      Highest contract charge 0.90% Class A   $108.30           --                --         --        11.98%
      All contract charges                         --          122          $ 13,848       1.94%          --

                                    FSA-141

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                       YEARS ENDED DECEMBER 31,
                                                   ---------------------------------------------------------------
                                                                                ACCUMULATION
                                                              UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                                   UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                                   ---------- ----------------- ------------ ------------- --------
EQ/LARGE CAP VALUE INDEX (CONTINUED)
2016  Lowest contract charge 0.00% Class A          $105.57            --               --         --        16.47%
      Highest contract charge 0.90% Class A         $ 96.71            --               --         --        15.43%
      All contract charges                               --           125         $ 12,655       2.17%          --
2015  Lowest contract charge 0.00% Class A          $ 90.64            --               --         --        (4.43)%
      Highest contract charge 0.90% Class A         $ 83.78            --               --         --        (5.29)%
      All contract charges                               --           114         $ 10,014       1.96%          --
2014  Lowest contract charge 0.00% Class A          $ 94.84            --               --         --        12.62%
      Highest contract charge 0.90% Class A         $ 88.46            --               --         --        11.61%
      All contract charges                               --           112         $ 10,362       1.62%          --
EQ/LARGE CAP VALUE INDEX
2018  Lowest contract charge 0.00% Class B          $125.20            --               --         --        (8.89)%
      Highest contract charge 0.60% Class B         $100.13            --               --         --        (9.43)%
      All contract charges                               --           114         $ 13,704       1.99%          --
2017  Lowest contract charge 0.00% Class B          $137.42            --               --         --        13.00%
      Highest contract charge 0.60% Class B         $110.56            --               --         --        12.32%
      All contract charges                               --           115         $ 15,123       1.94%          --
2016  Lowest contract charge 0.00% Class B          $121.61            --               --         --        16.47%
      Highest contract charge 0.60% Class B         $ 98.43            --               --         --        15.77%
      All contract charges                               --           105         $ 12,174       2.17%          --
2015  Lowest contract charge 0.00% Class B          $104.41            --               --         --        (4.43)%
      Highest contract charge 0.60% Class B         $ 85.02            --               --         --        (5.01)%
      All contract charges                               --            97         $  9,549       1.96%          --
2014  Lowest contract charge 0.00% Class B          $109.25            --               --         --        12.63%
      Highest contract charge 0.60% Class B         $ 89.50            --               --         --        11.96%
      All contract charges                               --            84         $  8,774       1.62%          --
EQ/LAZARD EMERGING MARKETS EQUITY
2018  Lowest contract charge 0.00% Class B(f)(q)    $ 10.83            --               --         --        (1.37)%
      Highest contract charge 0.90% Class B(f)(q)   $100.12            --               --         --        (1.54)%
      All contract charges                               --           966         $ 52,589       0.17%          --
EQ/MFS INTERNATIONAL GROWTH
2018  Lowest contract charge 0.00% Class B          $225.18            --               --         --        (9.37)%
      Highest contract charge 0.90% Class B         $126.94            --               --         --       (10.19)%
      All contract charges                               --           281         $ 46,697       0.89%          --
2017  Lowest contract charge 0.00% Class B          $248.46            --               --         --        32.05%
      Highest contract charge 0.90% Class B         $141.35            --               --         --        30.88%
      All contract charges                               --           283         $ 51,192       0.84%          --
2016  Lowest contract charge 0.00% Class B          $188.15            --               --         --         1.98%
      Highest contract charge 0.90% Class B         $108.00            --               --         --         1.06%
      All contract charges                               --           283         $ 38,646       1.00%          --
2015  Lowest contract charge 0.00% Class B          $184.50            --               --         --         0.20%
      Highest contract charge 0.90% Class B         $106.87            --               --         --        (0.71)%
      All contract charges                               --           285         $ 37,624       0.60%          --
2014  Lowest contract charge 0.00% Class B          $184.13            --               --         --        (5.01)%
      Highest contract charge 0.90% Class B         $107.63            --               --         --        (5.86)%
      All contract charges                               --           287         $ 37,394       0.94%          --
EQ/MFS INTERNATIONAL VALUE
2018  Lowest contract charge 0.00% Class B(f)(r)    $ 19.84            --               --         --        (4.34)%
      Highest contract charge 0.90% Class B(f)(r)   $183.36            --               --         --        (4.53)%
      All contract charges                               --         1,057         $102,837       0.00%          --
EQ/MFS UTILITIES SERIES
2018  Lowest contract charge 0.00% Class B(f)(s)    $ 19.86            --               --         --        (2.65)%
      Highest contract charge 0.00% Class B(f)(s)   $ 19.86            --               --         --        (2.65)%
      All contract charges                               --           102         $  2,292       0.52%          --

                                    FSA-142

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                 YEARS ENDED DECEMBER 31,
                                             ---------------------------------------------------------------
                                                                          ACCUMULATION
                                                        UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                             UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                             ---------- ----------------- ------------ ------------- --------
EQ/MID CAP INDEX
2018  Lowest contract charge 0.00% Class A    $403.99            --               --         --       (11.69)%
      Highest contract charge 0.60% Class A   $273.70            --               --         --       (12.23)%
      All contract charges                         --           202         $ 33,764       1.08%          --
2017  Lowest contract charge 0.00% Class A    $457.47            --               --         --        15.48%
      Highest contract charge 0.60% Class A   $311.82            --               --         --        14.79%
      All contract charges                         --           168         $ 38,774       0.93%          --
2016  Lowest contract charge 0.00% Class A    $396.14            --               --         --        19.91%
      Highest contract charge 0.60% Class A   $271.64            --               --         --        19.19%
      All contract charges                         --           149         $ 32,505       1.09%          --
2015  Lowest contract charge 0.00% Class A    $330.36            --               --         --        (2.86)%
      Highest contract charge 0.60% Class A   $227.90            --               --         --        (3.44)%
      All contract charges                         --           141         $ 28,395       0.86%          --
2014  Lowest contract charge 0.00% Class A    $340.09            --               --         --         8.99%
      Highest contract charge 0.60% Class A   $236.02            --               --         --         8.34%
      All contract charges                         --           129         $ 29,901       0.80%          --
EQ/MID CAP INDEX
2018  Lowest contract charge 0.00% Class B    $258.04            --               --         --       (11.69)%
      Highest contract charge 0.90% Class B   $218.63            --               --         --       (12.49)%
      All contract charges                         --           417         $100,436       1.08%          --
2017  Lowest contract charge 0.00% Class B    $292.20            --               --         --        15.48%
      Highest contract charge 0.90% Class B   $249.83            --               --         --        14.44%
      All contract charges                         --           432         $118,329       0.93%          --
2016  Lowest contract charge 0.00% Class B    $253.03            --               --         --        19.91%
      Highest contract charge 0.90% Class B   $218.30            --               --         --        18.84%
      All contract charges                         --           400         $ 94,440       1.09%          --
2015  Lowest contract charge 0.00% Class B    $211.01            --               --         --        (2.86)%
      Highest contract charge 0.90% Class B   $183.70            --               --         --        (3.73)%
      All contract charges                         --           419         $ 82,531       0.86%          --
2014  Lowest contract charge 0.00% Class B    $217.22            --               --         --         8.99%
      Highest contract charge 0.90% Class B   $190.82            --               --         --         8.01%
      All contract charges                         --           427         $ 86,668       0.80%          --
EQ/MONEY MARKET
2018  Lowest contract charge 0.00% Class A    $174.96            --               --         --         1.27%
      Highest contract charge 0.90% Class A   $149.35            --               --         --         0.36%
      All contract charges                         --         1,469         $101,491       1.25%          --
2017  Lowest contract charge 0.00% Class A    $172.76            --               --         --         0.40%
      Highest contract charge 0.90% Class A   $148.82            --               --         --        (0.50)%
      All contract charges                         --         1,389         $100,524       0.39%          --
2016  Lowest contract charge 0.00% Class A    $172.07            --               --         --           --
      Highest contract charge 0.90% Class A   $149.57            --               --         --        (0.89)%
      All contract charges                         --         1,609         $112,607       0.00%          --
2015  Lowest contract charge 0.00% Class A    $172.07            --               --         --           --
      Highest contract charge 0.90% Class A   $150.92            --               --         --        (0.90)%
      All contract charges                         --         1,459         $116,349       0.00%          --
2014  Lowest contract charge 0.00% Class A    $172.07            --               --         --           --
      Highest contract charge 0.90% Class A   $152.29            --               --         --        (0.90)%
      All contract charges                         --         1,156         $125,159       0.00%          --
EQ/MONEY MARKET
2018  Lowest contract charge 0.00% Class B    $133.70            --               --         --         1.27%
      Highest contract charge 0.60% Class B   $124.25            --               --         --         0.66%
      All contract charges                         --           331         $ 42,439       1.25%          --
2017  Lowest contract charge 0.00% Class B    $132.02            --               --         --         0.40%
      Highest contract charge 0.60% Class B   $123.43            --               --         --        (0.20)%
      All contract charges                         --           418         $ 53,555       0.39%          --

                                    FSA-143

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                       YEARS ENDED DECEMBER 31,
                                                   --------------------------------------------------------------
                                                                                ACCUMULATION
                                                              UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                                   UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                                   ---------- ----------------- ------------ ------------- --------
EQ/MONEY MARKET (CONTINUED)
2016  Lowest contract charge 0.00% Class B          $131.49           --               --          --          --
      Highest contract charge 0.60% Class B         $123.68           --               --          --       (0.59)%
      All contract charges                               --          360          $45,810        0.00%         --
2015  Lowest contract charge 0.00% Class B          $131.49           --               --          --       (0.01)%
      Highest contract charge 0.60% Class B         $124.42           --               --          --       (0.60)%
      All contract charges                               --          343          $43,876        0.00%         --
2014  Lowest contract charge 0.00% Class B          $131.50           --               --          --        0.01%
      Highest contract charge 0.60% Class B         $125.17           --               --          --       (0.60)%
      All contract charges                               --          330          $42,162        0.00%         --
EQ/PIMCO REAL RETURN
2018  Lowest contract charge 0.00% Class B(f)(t)    $123.20           --               --          --        0.40%
      Highest contract charge 0.90% Class B(f)(t)   $113.89           --               --          --        0.23%
      All contract charges                               --          305          $24,169        0.46%         --
EQ/PIMCO TOTAL RETURN
2018  Lowest contract charge 0.00% Class B(f)(u)    $129.93           --               --          --        1.75%
      Highest contract charge 0.90% Class B(f)(u)   $120.11           --               --          --        1.57%
      All contract charges                               --          735          $68,223        0.69%         --
EQ/PIMCO ULTRA SHORT BOND
2018  Lowest contract charge 0.00% Class A          $121.24           --               --          --        0.97%
      Highest contract charge 0.90% Class A         $109.07           --               --          --        0.05%
      All contract charges                               --          136          $15,866        1.99%         --
2017  Lowest contract charge 0.00% Class A          $120.08           --               --          --        1.88%
      Highest contract charge 0.90% Class A         $109.02           --               --          --        0.97%
      All contract charges                               --          138          $15,815        1.32%         --
2016  Lowest contract charge 0.00% Class A          $117.86           --               --          --        1.99%
      Highest contract charge 0.90% Class A         $107.97           --               --          --        1.08%
      All contract charges                               --          125          $14,261        1.00%         --
2015  Lowest contract charge 0.00% Class A          $115.56           --               --          --       (0.28)%
      Highest contract charge 0.90% Class A         $106.82           --               --          --       (1.17)%
      All contract charges                               --          145          $16,282        0.47%         --
2014  Lowest contract charge 0.00% Class A          $115.88           --               --          --       (0.09)%
      Highest contract charge 0.90% Class A         $108.09           --               --          --       (0.99)%
      All contract charges                               --          156          $17,494        0.38%         --
EQ/PIMCO ULTRA SHORT BOND
2018  Lowest contract charge 0.00% Class B          $124.24           --               --          --        0.95%
      Highest contract charge 0.60% Class B         $112.39           --               --          --        0.35%
      All contract charges                               --          145          $17,517        1.99%         --
2017  Lowest contract charge 0.00% Class B          $123.07           --               --          --        1.90%
      Highest contract charge 0.60% Class B         $112.00           --               --          --        1.28%
      All contract charges                               --          146          $17,454        1.32%         --
2016  Lowest contract charge 0.00% Class B          $120.78           --               --          --        1.98%
      Highest contract charge 0.60% Class B         $110.58           --               --          --        1.38%
      All contract charges                               --          142          $16,743        1.00%         --
2015  Lowest contract charge 0.00% Class B          $118.43           --               --          --       (0.27)%
      Highest contract charge 0.60% Class B         $109.08           --               --          --       (0.87)%
      All contract charges                               --          153          $17,504        0.47%         --
2014  Lowest contract charge 0.00% Class B          $118.75           --               --          --       (0.09)%
      Highest contract charge 0.60% Class B         $110.04           --               --          --       (0.69)%
      All contract charges                               --          165          $19,037        0.38%         --
EQ/QUALITY BOND PLUS
2018  Lowest contract charge 0.00% Class A          $257.31           --               --          --        0.12%
      Highest contract charge 0.90% Class A         $193.19           --               --          --       (0.79)%
      All contract charges                               --          163          $22,879        1.68%         --
2017  Lowest contract charge 0.00% Class A          $257.00           --               --          --        1.39%
      Highest contract charge 0.90% Class A         $194.72           --               --          --        0.48%
      All contract charges                               --          173          $25,722        1.17%         --

                                    FSA-144

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                 YEARS ENDED DECEMBER 31,
                                             ---------------------------------------------------------------
                                                                          ACCUMULATION
                                                        UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                             UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                             ---------- ----------------- ------------ ------------- --------
EQ/QUALITY BOND PLUS (CONTINUED)
2016  Lowest contract charge 0.00% Class A    $253.48           --               --          --         1.18%
      Highest contract charge 0.90% Class A   $193.79           --               --          --         0.27%
      All contract charges                         --          203          $36,245        1.15%          --
2015  Lowest contract charge 0.00% Class A    $250.53           --               --          --         0.22%
      Highest contract charge 0.90% Class A   $193.27           --               --          --        (0.68)%
      All contract charges                         --          208          $38,216        1.06%          --
2014  Lowest contract charge 0.00% Class A    $249.97           --               --          --         2.90%
      Highest contract charge 0.90% Class A   $194.59           --               --          --         1.98%
      All contract charges                         --          222          $41,887        0.99%          --
EQ/QUALITY BOND PLUS
2018  Lowest contract charge 0.00% Class B    $173.62           --               --          --         0.12%
      Highest contract charge 0.60% Class B   $154.00           --               --          --        (0.48)%
      All contract charges                         --          116          $18,748        1.68%          --
2017  Lowest contract charge 0.00% Class B    $173.41           --               --          --         1.39%
      Highest contract charge 0.60% Class B   $154.75           --               --          --         0.79%
      All contract charges                         --          122          $19,553        1.17%          --
2016  Lowest contract charge 0.00% Class B    $171.04           --               --          --         1.18%
      Highest contract charge 0.60% Class B   $153.54           --               --          --         0.57%
      All contract charges                         --          129          $20,541        1.15%          --
2015  Lowest contract charge 0.00% Class B    $169.05           --               --          --         0.23%
      Highest contract charge 0.60% Class B   $152.67           --               --          --        (0.38)%
      All contract charges                         --          132          $20,722        1.06%          --
2014  Lowest contract charge 0.00% Class B    $168.67           --               --          --         2.90%
      Highest contract charge 0.60% Class B   $153.25           --               --          --         2.29%
      All contract charges                         --          137          $21,519        0.99%          --
EQ/SMALL COMPANY INDEX
2018  Lowest contract charge 0.00% Class A    $457.91           --               --          --       (11.31)%
      Highest contract charge 0.90% Class A   $349.48           --               --          --       (12.11)%
      All contract charges                         --          219          $47,905        0.96%          --
2017  Lowest contract charge 0.00% Class A    $516.30           --               --          --        14.01%
      Highest contract charge 0.90% Class A   $397.65           --               --          --        12.99%
      All contract charges                         --          211          $56,792        1.08%          --
2016  Lowest contract charge 0.00% Class A    $452.86           --               --          --        20.53%
      Highest contract charge 0.90% Class A   $351.94           --               --          --        19.45%
      All contract charges                         --          182          $49,667        1.17%          --
2015  Lowest contract charge 0.00% Class A    $375.73           --               --          --        (4.57)%
      Highest contract charge 0.90% Class A   $294.64           --               --          --        (5.43)%
      All contract charges                         --          175          $43,006        0.92%          --
2014  Lowest contract charge 0.00% Class A    $393.71           --               --          --         4.85%
      Highest contract charge 0.90% Class A   $311.55           --               --          --         3.91%
      All contract charges                         --          163          $45,618        0.80%          --
EQ/SMALL COMPANY INDEX
2018  Lowest contract charge 0.00% Class B    $332.45           --               --          --       (11.31)%
      Highest contract charge 0.90% Class B   $305.45           --               --          --       (12.11)%
      All contract charges                         --          125          $41,433        0.96%          --
2017  Lowest contract charge 0.00% Class B    $374.84           --               --          --        14.01%
      Highest contract charge 0.90% Class B   $347.55           --               --          --        12.99%
      All contract charges                         --          120          $44,655        1.08%          --
2016  Lowest contract charge 0.00% Class B    $328.79           --               --          --        20.53%
      Highest contract charge 0.90% Class B   $307.60           --               --          --        19.45%
      All contract charges                         --          111          $36,249        1.17%          --
2015  Lowest contract charge 0.00% Class B    $272.79           --               --          --        (4.57)%
      Highest contract charge 0.90% Class B   $257.52           --               --          --        (5.43)%
      All contract charges                         --          104          $28,328        0.92%          --
2014  Lowest contract charge 0.00% Class B    $285.84           --               --          --         4.85%
      Highest contract charge 0.90% Class B   $272.30           --               --          --         3.90%
      All contract charges                         --           99          $28,159        0.80%          --

                                    FSA-145

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                         YEARS ENDED DECEMBER 31,
                                                     ---------------------------------------------------------------
                                                                                  ACCUMULATION
                                                                UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                                     UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                                     ---------- ----------------- ------------ ------------- --------
EQ/T. ROWE PRICE GROWTH STOCK
2018  Lowest contract charge 0.00% Class A            $250.49           --                --         --        (1.61)%
      Highest contract charge 0.60% Class A           $233.23           --                --         --        (2.21)%
      All contract charges                                 --          353          $ 15,577       0.00%          --
2017  Lowest contract charge 0.00% Class A            $254.60           --                --         --        33.37%
      Highest contract charge 0.60% Class A           $238.50           --                --         --        32.57%
      All contract charges                                 --          229          $ 10,385       0.00%          --
2016  Lowest contract charge 0.00% Class A            $190.90           --                --         --         1.34%
      Highest contract charge 0.60% Class A           $179.91           --                --         --         0.74%
      All contract charges                                 --          164          $  5,664       0.00%          --
2015  Lowest contract charge 0.00% Class A            $188.38           --                --         --        10.23%
      Highest contract charge 0.60% Class A           $178.59           --                --         --         9.56%
      All contract charges                                 --          125          $  4,398       0.00%          --
2014  Lowest contract charge 0.00% Class A            $170.90           --                --         --         8.64%
      Highest contract charge 0.60% Class A           $163.01           --                --         --         7.99%
      All contract charges                                 --           55          $  2,411       0.00%          --
EQ/T. ROWE PRICE GROWTH STOCK
2018  Lowest contract charge 0.00% Class B            $293.39           --                --         --        (1.62)%
      Highest contract charge 0.90% Class B           $222.42           --                --         --        (2.51)%
      All contract charges                                 --          390          $ 98,799       0.00%          --
2017  Lowest contract charge 0.00% Class B            $298.21           --                --         --        33.37%
      Highest contract charge 0.90% Class B           $228.14           --                --         --        32.17%
      All contract charges                                 --          394          $101,528       0.00%          --
2016  Lowest contract charge 0.00% Class B            $223.60           --                --         --         1.34%
      Highest contract charge 0.90% Class B           $172.61           --                --         --         0.43%
      All contract charges                                 --          375          $ 72,640       0.00%          --
2015  Lowest contract charge 0.00% Class B            $220.65           --                --         --        10.23%
      Highest contract charge 0.90% Class B           $171.87           --                --         --         9.23%
      All contract charges                                 --          416          $ 79,230       0.00%          --
2014  Lowest contract charge 0.00% Class B            $200.18           --                --         --         8.64%
      Highest contract charge 0.90% Class B           $157.34           --                --         --         7.66%
      All contract charges                                 --          360          $ 62,179       0.00%          --
EQ/T. ROWE PRICE HEALTH SCIENCES
2018  Lowest contract charge 0.00% Class B(f)(v)      $ 39.13           --                --         --        (9.44)%
      Highest contract charge 0.00% Class B(f)(v)     $ 39.13           --                --         --        (9.44)%
      All contract charges                                 --          134          $  7,851       0.00%          --
EQ/UBS GROWTH & INCOME
2018  Lowest contract charge 0.00% Class B            $240.25           --                --         --       (13.42)%
      Highest contract charge 0.90% Class B           $150.36           --                --         --       (14.20)%
      All contract charges                                 --           60          $ 11,348       0.32%          --
2017  Lowest contract charge 0.00% Class B            $277.48           --                --         --        21.28%
      Highest contract charge 0.90% Class B           $175.24           --                --         --        20.19%
      All contract charges                                 --           76          $ 16,096       0.29%          --
2016  Lowest contract charge 0.00% Class B            $228.79           --                --         --        10.14%
      Highest contract charge 0.90% Class B           $145.80           --                --         --         9.16%
      All contract charges                                 --           63          $ 11,384       0.78%          --
2015  Lowest contract charge 0.00% Class B            $207.72           --                --         --        (1.42)%
      Highest contract charge 0.90% Class B           $133.57           --                --         --        (2.31)%
      All contract charges                                 --           75          $ 12,167       0.58%          --
2014  Lowest contract charge 0.00% Class B            $210.72           --                --         --        14.44%
      Highest contract charge 0.90% Class B           $136.73           --                --         --        13.41%
      All contract charges                                 --           67          $ 11,001       0.65%          --
FIDELITY(R)/ /VIP ASSET MANAGER: GROWTH PORTFOLIO
2018  Lowest contract charge 0.00% Service Class 2    $250.34           --                --         --        (7.88)%
      Highest contract charge 0.00% Service Class 2   $250.34           --                --         --        (7.88)%
      All contract charges                                 --           14          $  1,145       0.99%          --

                                    FSA-146

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                                   YEARS ENDED DECEMBER 31,
                                                               ---------------------------------------------------------------
                                                                                            ACCUMULATION
                                                                          UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                                               UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                                               ---------- ----------------- ------------ ------------- --------
FIDELITY(R)/ /VIP ASSET MANAGER: GROWTH PORTFOLIO (CONTINUED)
2017       Lowest contract charge 0.00% Service Class 2         $271.75           --               --          --        18.49%
           Highest contract charge 0.00% Service Class 2        $271.75           --               --          --        18.49%
           All contract charges                                      --           15          $ 1,590        1.05%          --
2016       Lowest contract charge 0.00% Service Class 2         $229.35           --               --          --         2.18%
           Highest contract charge 0.00% Service Class 2        $229.35           --               --          --         2.18%
           All contract charges                                      --           14          $ 1,383        1.33%          --
2015       Lowest contract charge 0.00% Service Class 2         $224.46           --               --          --        (0.19)%
           Highest contract charge 0.00% Service Class 2        $224.46           --               --          --        (0.19)%
           All contract charges                                      --           15          $ 1,264        0.98%          --
2014       Lowest contract charge 0.00% Service Class 2         $224.88           --               --          --         5.55%
           Highest contract charge 0.00% Service Class 2        $224.88           --               --          --         5.55%
           All contract charges                                      --           17          $ 1,482        0.81%          --
FIDELITY(R)/ /VIP EQUITY-INCOME PORTFOLIO
2018       Lowest contract charge 0.00% Service Class 2         $300.33           --               --          --        (8.54)%
           Highest contract charge 0.00% Service Class 2        $300.33           --               --          --        (8.54)%
           All contract charges                                      --           47          $ 1,605        2.14%          --
2017       Lowest contract charge 0.00% Service Class 2         $328.36           --               --          --        12.65%
           Highest contract charge 0.00% Service Class 2        $328.36           --               --          --        12.65%
           All contract charges                                      --           47          $ 1,798        1.52%          --
2016       Lowest contract charge 0.00% Service Class 2         $291.49           --               --          --        17.71%
           Highest contract charge 0.00% Service Class 2        $291.49           --               --          --        17.71%
           All contract charges                                      --           42          $ 1,580        2.59%          --
2015       Lowest contract charge 0.00% Service Class 2         $247.63           --               --          --        (4.24)%
           Highest contract charge 0.00% Service Class 2        $247.63           --               --          --        (4.24)%
           All contract charges                                      --           30          $ 1,051        3.14%          --
2014       Lowest contract charge 0.00% Service Class 2         $258.59           --               --          --         8.48%
           Highest contract charge 0.00% Service Class 2        $258.59           --               --          --         8.48%
           All contract charges                                      --           25          $ 1,007        2.47%          --
FIDELITY(R)/ /VIP GOVERNMENT MONEY MARKET PORTFOLIO
2018       Lowest contract charge 0.00% Service Class 2         $102.14           --               --          --         1.39%
           Highest contract charge 0.00% Service Class 2        $102.14           --               --          --         1.39%
           All contract charges                                      --          105          $ 1,467        1.43%          --
2017       Lowest contract charge 0.00% Service Class 2         $100.74           --               --          --         0.43%
           Highest contract charge 0.00% Service Class 2        $100.74           --               --          --         0.43%
           All contract charges                                      --           96          $ 1,089        0.43%          --
2016       Lowest contract charge 0.00% Service Class 2         $100.31           --               --          --         0.01%
           Highest contract charge 0.00% Service Class 2        $100.31           --               --          --         0.01%
           All contract charges                                      --           73          $ 1,332        0.02%          --
2015       Lowest contract charge 0.00% Service Class 2         $100.30           --               --          --         0.01%
           Highest contract charge 0.00% Service Class 2        $100.30           --               --          --         0.01%
           All contract charges                                      --           67          $   997        0.01%          --
2014       Lowest contract charge 0.00% Service Class 2         $100.29           --               --          --         0.01%
           Highest contract charge 0.00% Service Class 2        $100.29           --               --          --         0.01%
           All contract charges                                      --           73          $   999        0.01%          --
FIDELITY(R)/ /VIP GROWTH & INCOME PORTFOLIO
2018       Lowest contract charge 0.00% Service Class 2         $299.00           --               --          --        (9.19)%
           Highest contract charge 0.90% Service Class 2        $203.46           --               --          --       (10.01)%
           All contract charges                                      --           88          $ 8,795        0.19%          --
2017       Lowest contract charge 0.00% Service Class 2         $329.27           --               --          --        16.61%
           Highest contract charge 0.90% Service Class 2        $226.10           --               --          --        15.56%
           All contract charges                                      --           85          $10,171        1.04%          --
2016       Lowest contract charge 0.00% Service Class 2         $282.36           --               --          --        15.81%
           Highest contract charge 0.90% Service Class 2        $195.65           --               --          --        14.77%
           All contract charges                                      --           78          $ 8,609        1.67%          --

                                    FSA-147

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                             YEARS ENDED DECEMBER 31,
                                                         ---------------------------------------------------------------
                                                                                      ACCUMULATION
                                                                    UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                                         UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                                         ---------- ----------------- ------------ ------------- --------
FIDELITY(R)/ /VIP GROWTH & INCOME PORTFOLIO (CONTINUED)
2015    Lowest contract charge 0.00% Service Class 2      $243.82           --               --          --        (2.54)%
        Highest contract charge 0.90% Service Class 2     $170.47           --               --          --        (3.42)%
        All contract charges                                   --           75          $ 7,288        1.89%          --
2014    Lowest contract charge 0.00% Service Class 2      $250.17           --               --          --        10.23%
        Highest contract charge 0.90% Service Class 2     $176.50           --               --          --         9.23%
        All contract charges                                   --           68          $ 7,537        1.76%          --
FIDELITY(R)/ /VIP HIGH INCOME PORTFOLIO
2018    Lowest contract charge 0.00% Service Class 2      $253.48           --               --          --        (3.63)%
        Highest contract charge 0.00% Service Class 2     $253.48           --               --          --        (3.63)%
        All contract charges                                   --           60          $ 2,637        5.00%          --
2017    Lowest contract charge 0.00% Service Class 2      $263.02           --               --          --         6.91%
        Highest contract charge 0.00% Service Class 2     $263.02           --               --          --         6.91%
        All contract charges                                   --           78          $ 4,071        5.22%          --
2016    Lowest contract charge 0.00% Service Class 2      $246.01           --               --          --        14.17%
        Highest contract charge 0.00% Service Class 2     $246.01           --               --          --        14.17%
        All contract charges                                   --           72          $ 3,626        5.77%          --
2015    Lowest contract charge 0.00% Service Class 2      $215.48           --               --          --        (3.86)%
        Highest contract charge 0.00% Service Class 2     $215.48           --               --          --        (3.86)%
        All contract charges                                   --           70          $ 3,378        5.88%          --
2014    Lowest contract charge 0.00% Service Class 2      $224.14           --               --          --         0.90%
        Highest contract charge 0.00% Service Class 2     $224.14           --               --          --         0.90%
        All contract charges                                   --           72          $ 5,043        5.13%          --
FIDELITY(R)/ /VIP INVESTMENT GRADE BOND PORTFOLIO
2018    Lowest contract charge 0.00% Service Class 2      $176.56           --               --          --        (0.79)%
        Highest contract charge 0.00% Service Class 2     $176.56           --               --          --        (0.79)%
        All contract charges                                   --          771          $36,813        2.34%          --
2017    Lowest contract charge 0.00% Service Class 2      $177.96           --               --          --         3.99%
        Highest contract charge 0.00% Service Class 2     $177.96           --               --          --         3.99%
        All contract charges                                   --          588          $16,362        1.80%          --
2016    Lowest contract charge 0.00% Service Class 2      $171.13           --               --          --         4.47%
        Highest contract charge 0.00% Service Class 2     $171.13           --               --          --         4.47%
        All contract charges                                   --          449          $ 9,201        2.76%          --
2015    Lowest contract charge 0.00% Service Class 2      $163.80           --               --          --        (0.85)%
        Highest contract charge 0.00% Service Class 2     $163.80           --               --          --        (0.85)%
        All contract charges                                   --          385          $ 7,133        2.64%          --
2014    Lowest contract charge 0.00% Service Class 2      $165.20           --               --          --         5.62%
        Highest contract charge 0.00% Service Class 2     $165.20           --               --          --         5.62%
        All contract charges                                   --          262          $ 8,319        2.10%          --
FIDELITY(R)/ /VIP MID CAP PORTFOLIO
2018    Lowest contract charge 0.00% Service Class 2      $495.85           --               --          --       (14.77)%
        Highest contract charge 0.90% Service Class 2     $174.36           --               --          --       (15.54)%
        All contract charges                                   --          289          $28,415        0.41%          --
2017    Lowest contract charge 0.00% Service Class 2      $581.78           --               --          --        20.53%
        Highest contract charge 0.90% Service Class 2     $206.45           --               --          --        19.45%
        All contract charges                                   --          238          $31,628        0.51%          --
2016    Lowest contract charge 0.00% Service Class 2      $482.67           --               --          --        11.92%
        Highest contract charge 0.90% Service Class 2     $172.83           --               --          --        10.92%
        All contract charges                                   --          197          $24,006        0.34%          --
2015    Lowest contract charge 0.00% Service Class 2      $431.25           --               --          --        (1.63)%
        Highest contract charge 0.90% Service Class 2     $155.81           --               --          --        (2.52)%
        All contract charges                                   --          171          $20,947        0.18%          --
2014    Lowest contract charge 0.00% Service Class 2      $438.39           --               --          --         6.03%
        Highest contract charge 0.90% Service Class 2     $159.83           --               --          --         5.08%
        All contract charges                                   --          160          $32,742        0.02%          --

                                    FSA-148

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                         YEARS ENDED DECEMBER 31,
                                                     ---------------------------------------------------------------
                                                                                  ACCUMULATION
                                                                UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                                     UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                                     ---------- ----------------- ------------ ------------- --------
FIDELITY(R)/ /VIP VALUE PORTFOLIO
2018  Lowest contract charge 0.00% Service Class 2    $294.80           --               --          --       (14.08)%
      Highest contract charge 0.00% Service Class 2   $294.80           --               --          --       (14.08)%
      All contract charges                                 --           36          $ 1,304        0.96%          --
2017  Lowest contract charge 0.00% Service Class 2    $343.12           --               --          --        15.36%
      Highest contract charge 0.00% Service Class 2   $343.12           --               --          --        15.36%
      All contract charges                                 --           15          $   808        1.08%          --
2016  Lowest contract charge 0.00% Service Class 2    $297.43           --               --          --        11.71%
      Highest contract charge 0.00% Service Class 2   $297.43           --               --          --        11.71%
      All contract charges                                 --           12          $   732        1.07%          --
2015  Lowest contract charge 0.00% Service Class 2    $266.25           --               --          --        (0.97)%
      Highest contract charge 0.00% Service Class 2   $266.25           --               --          --        (0.97)%
      All contract charges                                 --           12          $ 1,247        1.12%          --
2014  Lowest contract charge 0.00% Service Class 2    $268.87           --               --          --        11.11%
      Highest contract charge 0.00% Service Class 2   $268.87           --               --          --        11.11%
      All contract charges                                 --            9          $ 1,519        1.19%          --
FIDELITY(R)/ /VIP VALUE STRATEGIES PORTFOLIO
2018  Lowest contract charge 0.00% Service Class 2    $354.46           --               --          --       (17.50)%
      Highest contract charge 0.00% Service Class 2   $354.46           --               --          --       (17.50)%
      All contract charges                                 --            7          $   287        0.58%          --
2017  Lowest contract charge 0.00% Service Class 2    $429.63           --               --          --        19.08%
      Highest contract charge 0.00% Service Class 2   $429.63           --               --          --        19.08%
      All contract charges                                 --            6          $   529        1.32%          --
2016  Lowest contract charge 0.00% Service Class 2    $360.78           --               --          --         9.27%
      Highest contract charge 0.00% Service Class 2   $360.78           --               --          --         9.27%
      All contract charges                                 --            3          $   334        0.89%          --
2015  Lowest contract charge 0.00% Service Class 2    $330.17           --               --          --        (3.19)%
      Highest contract charge 0.00% Service Class 2   $330.17           --               --          --        (3.19)%
      All contract charges                                 --            4          $   333        0.90%          --
2014  Lowest contract charge 0.00% Service Class 2    $341.05           --               --          --         6.51%
      Highest contract charge 0.00% Service Class 2   $341.05           --               --          --         6.51%
      All contract charges                                 --            3          $   323        0.74%          --
FRANKLIN MUTUAL SHARES VIP FUND
2018  Lowest contract charge 0.00% Class 2            $173.91           --               --          --        (9.07)%
      Highest contract charge 0.90% Class 2           $160.77           --               --          --        (9.89)%
      All contract charges                                 --           85          $ 8,151        2.27%          --
2017  Lowest contract charge 0.00% Class 2            $191.25           --               --          --         8.35%
      Highest contract charge 0.90% Class 2           $178.41           --               --          --         7.37%
      All contract charges                                 --          101          $10,881        2.25%          --
2016  Lowest contract charge 0.00% Class 2            $176.51           --               --          --        16.06%
      Highest contract charge 0.90% Class 2           $166.16           --               --          --        15.02%
      All contract charges                                 --           95          $10,495        1.93%          --
2015  Lowest contract charge 0.00% Class 2            $152.09           --               --          --        (4.94)%
      Highest contract charge 0.90% Class 2           $144.46           --               --          --        (5.79)%
      All contract charges                                 --          102          $10,352        3.16%          --
2014  Lowest contract charge 0.00% Class 2            $159.99           --               --          --         7.12%
      Highest contract charge 0.90% Class 2           $153.34           --               --          --         6.15%
      All contract charges                                 --           99          $11,542        2.06%          --
FRANKLIN SMALL CAP VALUE VIP FUND
2018  Lowest contract charge 0.00% Class 2            $193.81           --               --          --       (12.87)%
      Highest contract charge 0.90% Class 2           $179.16           --               --          --       (13.67)%
      All contract charges                                 --          214          $11,102        0.90%          --
2017  Lowest contract charge 0.00% Class 2            $222.45           --               --          --        10.65%
      Highest contract charge 0.90% Class 2           $207.52           --               --          --         9.66%
      All contract charges                                 --          199          $12,256        0.51%          --

                                    FSA-149

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                   YEARS ENDED DECEMBER 31,
                                               ---------------------------------------------------------------
                                                                            ACCUMULATION
                                                          UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                               UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                               ---------- ----------------- ------------ ------------- --------
FRANKLIN SMALL CAP VALUE VIP FUND (CONTINUED)
2016  Lowest contract charge 0.00% Class 2      $201.04           --               --          --        30.18%
      Highest contract charge 0.90% Class 2     $189.24           --               --          --        29.02%
      All contract charges                           --          158          $11,113        0.69%          --
2015  Lowest contract charge 0.00% Class 2      $154.43           --               --          --        (7.38)%
      Highest contract charge 0.90% Class 2     $146.68           --               --          --        (8.22)%
      All contract charges                           --          118          $ 5,236        0.63%          --
2014  Lowest contract charge 0.00% Class 2      $166.74           --               --          --         0.57%
      Highest contract charge 0.90% Class 2     $159.81           --               --          --        (0.34)%
      All contract charges                           --           99          $ 5,650        0.61%          --
INVESCO V.I. DIVERSIFIED DIVIDEND FUND
2018  Lowest contract charge 0.00% Series II    $187.25           --               --          --        (7.81)%
      Highest contract charge 0.00% Series II   $187.25           --               --          --        (7.81)%
      All contract charges                           --          583          $13,523        2.25%          --
2017  Lowest contract charge 0.00% Series II    $203.12           --               --          --         8.35%
      Highest contract charge 0.00% Series II   $203.12           --               --          --         8.35%
      All contract charges                           --          574          $14,465        1.49%          --
2016  Lowest contract charge 0.00% Series II    $187.47           --               --          --        14.53%
      Highest contract charge 0.00% Series II   $187.47           --               --          --        14.53%
      All contract charges                           --          554          $13,211        1.55%          --
2015  Lowest contract charge 0.00% Series II    $163.68           --               --          --         1.82%
      Highest contract charge 0.00% Series II   $163.68           --               --          --         1.82%
      All contract charges                           --          136          $ 3,477        1.62%          --
2014  Lowest contract charge 0.00% Series II    $160.76           --               --          --        12.54%
      Highest contract charge 0.00% Series II   $160.76           --               --          --        12.54%
      All contract charges                           --           49          $ 2,094        1.14%          --
INVESCO V.I. MID CAP CORE EQUITY FUND
2018  Lowest contract charge 0.00% Series II    $159.75           --               --          --       (11.60)%
      Highest contract charge 0.90% Series II   $147.68           --               --          --       (12.40)%
      All contract charges                           --           46          $ 3,493        0.13%          --
2017  Lowest contract charge 0.00% Series II    $180.71           --               --          --        14.65%
      Highest contract charge 0.90% Series II   $168.58           --               --          --        13.62%
      All contract charges                           --           37          $ 3,804        0.31%          --
2016  Lowest contract charge 0.00% Series II    $157.62           --               --          --        13.16%
      Highest contract charge 0.90% Series II   $148.37           --               --          --        12.15%
      All contract charges                           --           31          $ 3,382        0.00%          --
2015  Lowest contract charge 0.00% Series II    $139.29           --               --          --        (4.27)%
      Highest contract charge 0.90% Series II   $132.30           --               --          --        (5.14)%
      All contract charges                           --           29          $ 3,003        0.10%          --
2014  Lowest contract charge 0.00% Series II    $145.51           --               --          --         4.17%
      Highest contract charge 0.90% Series II   $139.47           --               --          --         3.23%
      All contract charges                           --           27          $ 3,519        0.00%          --
INVESCO V.I. SMALL CAP EQUITY FUND
2018  Lowest contract charge 0.00% Series II    $175.15           --               --          --       (15.27)%
      Highest contract charge 0.90% Series II   $161.91           --               --          --       (16.04)%
      All contract charges                           --           49          $ 5,092        0.00%          --
2017  Lowest contract charge 0.00% Series II    $206.72           --               --          --        13.73%
      Highest contract charge 0.90% Series II   $192.84           --               --          --        12.71%
      All contract charges                           --           39          $ 5,917        0.00%          --
2016  Lowest contract charge 0.00% Series II    $181.77           --               --          --        11.84%
      Highest contract charge 0.90% Series II   $171.10           --               --          --        10.83%
      All contract charges                           --           32          $ 4,613        0.00%          --
2015  Lowest contract charge 0.00% Series II    $162.53           --               --          --        (5.74)%
      Highest contract charge 0.90% Series II   $154.38           --               --          --        (6.59)%
      All contract charges                           --           34          $ 4,376        0.00%          --
2014  Lowest contract charge 0.00% Series II    $172.43           --               --          --         2.08%
      Highest contract charge 0.90% Series II   $165.27           --               --          --         1.17%
      All contract charges                           --           30          $ 4,096        0.00%          --

                                    FSA-150

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                       YEARS ENDED DECEMBER 31,
                                                   ---------------------------------------------------------------
                                                                                ACCUMULATION
                                                              UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                                   UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                                   ---------- ----------------- ------------ ------------- --------
IVY VIP GLOBAL EQUITY INCOME
2018  Lowest contract charge 0.00% Class II         $175.70           --               --          --       (11.68)%
      Highest contract charge 0.00% Class II        $175.70           --               --          --       (11.68)%
      All contract charges                               --           29          $   521        1.72%          --
2017  Lowest contract charge 0.00% Class II         $198.93           --               --          --        15.56%
      Highest contract charge 0.00% Class II        $198.93           --               --          --        15.56%
      All contract charges                               --           30          $ 1,020        1.15%          --
2016  Lowest contract charge 0.00% Class II         $172.14           --               --          --         6.95%
      Highest contract charge 0.00% Class II        $172.14           --               --          --         6.95%
      All contract charges                               --           26          $   744        1.39%          --
2015  Lowest contract charge 0.00% Class II         $160.95           --               --          --        (2.06)%
      Highest contract charge 0.00% Class II        $160.95           --               --          --        (2.06)%
      All contract charges                               --           25          $   524        1.27%          --
2014  Lowest contract charge 0.00% Class II         $164.33           --               --          --         9.84%
      Highest contract charge 0.00% Class II        $164.33           --               --          --         9.84%
      All contract charges                               --           27          $   701        1.13%          --
IVY VIP HIGH INCOME
2018  Lowest contract charge 0.00% Class II         $119.67           --               --          --        (2.11)%
      Highest contract charge 0.90% Class II        $113.71           --               --          --        (3.00)%
      All contract charges                               --          722          $35,498        6.23%          --
2017  Lowest contract charge 0.00% Class II         $122.25           --               --          --         6.68%
      Highest contract charge 0.90% Class II        $117.23           --               --          --         5.73%
      All contract charges                               --          556          $32,857        5.40%          --
2016  Lowest contract charge 0.00% Class II         $114.60           --               --          --        16.19%
      Highest contract charge 0.90% Class II        $110.88           --               --          --        15.14%
      All contract charges                               --          463          $28,761        6.74%          --
2015  Lowest contract charge 0.00% Class II         $ 98.63           --               --          --        (6.51)%
      Highest contract charge 0.90% Class II        $ 96.30           --               --          --        (7.35)%
      All contract charges                               --          369          $20,390        6.02%          --
2014  Lowest contract charge 0.00% Class II         $105.50           --               --          --         1.91%
      Highest contract charge 0.90% Class II        $103.94           --               --          --         0.99%
      All contract charges                               --          230          $17,934        4.14%          --
IVY VIP SMALL CAP GROWTH
2018  Lowest contract charge 0.00% Class II         $192.42           --               --          --        (4.11)%
      Highest contract charge 0.90% Class II        $177.87           --               --          --        (4.98)%
      All contract charges                               --           98          $12,355        0.38%          --
2017  Lowest contract charge 0.00% Class II         $200.67           --               --          --        23.12%
      Highest contract charge 0.90% Class II        $187.20           --               --          --        22.01%
      All contract charges                               --           81          $12,406        0.00%          --
2016  Lowest contract charge 0.00% Class II         $162.99           --               --          --         2.91%
      Highest contract charge 0.90% Class II        $153.43           --               --          --         1.99%
      All contract charges                               --           72          $ 8,691        0.00%          --
2015  Lowest contract charge 0.00% Class II         $158.38           --               --          --         1.88%
      Highest contract charge 0.90% Class II        $150.43           --               --          --         0.97%
      All contract charges                               --           75          $ 8,951        0.00%          --
2014  Lowest contract charge 0.00% Class II         $155.45           --               --          --         1.59%
      Highest contract charge 0.90% Class II        $148.99           --               --          --         0.68%
      All contract charges                               --           49          $ 5,917        0.00%          --
MFS(R)/ /INVESTORS TRUST SERIES
2018  Lowest contract charge 0.00% Service Class    $218.20           --               --          --        (5.71)%
      Highest contract charge 0.90% Service Class   $201.71           --               --          --        (6.56)%
      All contract charges                               --           14          $ 3,162        0.42%          --
2017  Lowest contract charge 0.00% Service Class    $231.41           --               --          --        23.02%
      Highest contract charge 0.90% Service Class   $215.88           --               --          --        21.92%
      All contract charges                               --           18          $ 4,027        0.57%          --

                                    FSA-151

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                             YEARS ENDED DECEMBER 31,
                                                         --------------------------------------------------------------
                                                                                      ACCUMULATION
                                                                    UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                                         UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                                         ---------- ----------------- ------------ ------------- --------
MFS(R)/ /INVESTORS TRUST SERIES (CONTINUED)
2016    Lowest contract charge 0.00% Service Class        $188.10           --                --         --        8.32%
        Highest contract charge 0.80% Service Class       $178.26           --                --         --        7.45%
        All contract charges                                   --           15          $  2,618       0.57%         --
2015    Lowest contract charge 0.00% Service Class        $173.66           --                --         --       (0.05)%
        Highest contract charge 0.80% Service Class       $165.90           --                --         --       (0.84)%
        All contract charges                                   --           13          $  2,199       0.70%         --
2014    Lowest contract charge 0.00% Service Class        $173.74           --                --         --       10.71%
        Highest contract charge 0.80% Service Class       $167.31           --                --         --        9.83%
        All contract charges                                   --           12          $  2,089       0.80%         --
MFS(R)/ /MASSACHUSETTS INVESTORS GROWTH STOCK PORTFOLIO
2018    Lowest contract charge 0.00% Service Class        $243.20           --                --         --        0.57%
        Highest contract charge 0.90% Service Class       $224.83           --                --         --       (0.33)%
        All contract charges                                   --           26          $  5,987       0.32%         --
2017    Lowest contract charge 0.00% Service Class        $241.81           --                --         --       28.10%
        Highest contract charge 0.90% Service Class       $225.58           --                --         --       26.95%
        All contract charges                                   --           20          $  4,741       0.41%         --
2016    Lowest contract charge 0.00% Service Class        $188.77           --                --         --        5.84%
        Highest contract charge 0.90% Service Class       $177.69           --                --         --        4.89%
        All contract charges                                   --           19          $  3,765       0.40%         --
2015    Lowest contract charge 0.00% Service Class(b)     $178.35           --                --         --       (1.63)%
        Highest contract charge 0.90% Service Class(b)    $169.40           --                --         --       (2.31)%
        All contract charges                                   --           13          $  2,155       0.46%         --
MULTIMANAGER AGGRESSIVE EQUITY
2018    Lowest contract charge 0.00% Class A              $390.01           --                --         --       (0.21)%
        Highest contract charge 0.90% Class A             $380.73           --                --         --       (1.11)%
        All contract charges                                   --          442          $396,908       0.13%         --
2017    Lowest contract charge 0.00% Class A              $390.83           --                --         --       30.35%
        Highest contract charge 0.90% Class A             $385.02           --                --         --       29.18%
        All contract charges                                   --          466          $423,844       0.16%         --
2016    Lowest contract charge 0.00% Class A              $299.83           --                --         --        3.44%
        Highest contract charge 0.90% Class A             $298.04           --                --         --        2.51%
        All contract charges                                   --          498          $351,429       0.53%         --
2015    Lowest contract charge 0.00% Class A              $289.86           --                --         --        3.99%
        Highest contract charge 0.90% Class A             $290.74           --                --         --        3.06%
        All contract charges                                   --          542          $373,360       0.16%         --
2014    Lowest contract charge 0.00% Class A              $278.73           --                --         --       10.66%
        Highest contract charge 0.90% Class A             $282.12           --                --         --        9.67%
        All contract charges                                   --          585          $389,941       0.10%         --
MULTIMANAGER AGGRESSIVE EQUITY
2018    Lowest contract charge 0.00% Class B              $198.63           --                --         --       (0.21)%
        Highest contract charge 0.60% Class B             $177.24           --                --         --       (0.81)%
        All contract charges                                   --          168          $ 31,185       0.13%         --
2017    Lowest contract charge 0.00% Class B              $199.05           --                --         --       30.35%
        Highest contract charge 0.60% Class B             $178.69           --                --         --       29.57%
        All contract charges                                   --          175          $ 32,450       0.16%         --
2016    Lowest contract charge 0.00% Class B              $152.70           --                --         --        3.43%
        Highest contract charge 0.60% Class B             $137.91           --                --         --        2.82%
        All contract charges                                   --          178          $ 25,303       0.53%         --
2015    Lowest contract charge 0.00% Class B              $147.63           --                --         --        3.99%
        Highest contract charge 0.60% Class B             $134.13           --                --         --        3.37%
        All contract charges                                   --          194          $ 26,699       0.16%         --
2014    Lowest contract charge 0.00% Class B              $141.96           --                --         --       10.66%
        Highest contract charge 0.60% Class B             $129.76           --                --         --       10.00%
        All contract charges                                   --          203          $ 27,000       0.10%         --

                                    FSA-152

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                 YEARS ENDED DECEMBER 31,
                                             --------------------------------------------------------------
                                                                          ACCUMULATION
                                                        UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                             UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                             ---------- ----------------- ------------ ------------- --------
MULTIMANAGER CORE BOND
2018  Lowest contract charge 0.00% Class A    $178.30           --               --          --       (0.40)%
      Highest contract charge 0.60% Class A   $169.75           --               --          --       (1.00)%
      All contract charges                         --          187          $19,048        2.71%         --
2017  Lowest contract charge 0.00% Class A    $179.01           --               --          --        3.00%
      Highest contract charge 0.60% Class A   $171.47           --               --          --        2.38%
      All contract charges                         --          180          $20,013        2.08%         --
2016  Lowest contract charge 0.00% Class A    $173.80           --               --          --        2.64%
      Highest contract charge 0.60% Class A   $167.48           --               --          --        2.02%
      All contract charges                         --          169          $20,450        2.08%         --
2015  Lowest contract charge 0.00% Class A    $169.33           --               --          --        0.12%
      Highest contract charge 0.60% Class A   $164.16           --               --          --       (0.47)%
      All contract charges                         --          159          $20,844        1.92%         --
2014  Lowest contract charge 0.00% Class A    $169.12           --               --          --        3.75%
      Highest contract charge 0.60% Class A   $164.94           --               --          --        3.13%
      All contract charges                         --          167          $22,443        2.07%         --
MULTIMANAGER CORE BOND
2018  Lowest contract charge 0.00% Class B    $183.79           --               --          --       (0.40)%
      Highest contract charge 0.90% Class B   $157.61           --               --          --       (1.30)%
      All contract charges                         --          236          $40,858        2.71%         --
2017  Lowest contract charge 0.00% Class B    $184.52           --               --          --        3.00%
      Highest contract charge 0.90% Class B   $159.68           --               --          --        2.08%
      All contract charges                         --          256          $44,615        2.08%         --
2016  Lowest contract charge 0.00% Class B    $179.14           --               --          --        2.64%
      Highest contract charge 0.90% Class B   $156.43           --               --          --        1.72%
      All contract charges                         --          292          $49,249        2.08%         --
2015  Lowest contract charge 0.00% Class B    $174.54           --               --          --        0.13%
      Highest contract charge 0.90% Class B   $153.79           --               --          --       (0.77)%
      All contract charges                         --          304          $50,153        1.92%         --
2014  Lowest contract charge 0.00% Class B    $174.31           --               --          --        3.74%
      Highest contract charge 0.90% Class B   $154.99           --               --          --        2.81%
      All contract charges                         --          327          $53,881        2.07%         --
MULTIMANAGER MID CAP GROWTH
2018  Lowest contract charge 0.00% Class A    $457.16           --               --          --       (5.77)%
      Highest contract charge 0.60% Class A   $252.28           --               --          --       (6.34)%
      All contract charges                         --           25          $11,157        0.00%         --
2017  Lowest contract charge 0.00% Class A    $485.17           --               --          --       26.67%
      Highest contract charge 0.60% Class A   $269.36           --               --          --       25.91%
      All contract charges                         --           27          $12,687        0.00%         --
2016  Lowest contract charge 0.00% Class A    $383.02           --               --          --        6.79%
      Highest contract charge 0.60% Class A   $213.93           --               --          --        6.15%
      All contract charges                         --           28          $10,529        0.10%         --
2015  Lowest contract charge 0.00% Class A    $358.68           --               --          --       (1.51)%
      Highest contract charge 0.60% Class A   $201.54           --               --          --       (2.10)%
      All contract charges                         --           31          $10,804        0.00%         --
2014  Lowest contract charge 0.00% Class A    $364.19           --               --          --        4.85%
      Highest contract charge 0.60% Class A   $205.87           --               --          --        4.22%
      All contract charges                         --           33          $11,863        0.00%         --
MULTIMANAGER MID CAP GROWTH
2018  Lowest contract charge 0.00% Class B    $403.71           --               --          --       (5.77)%
      Highest contract charge 0.90% Class B   $223.50           --               --          --       (6.63)%
      All contract charges                         --           58          $15,468        0.00%         --
2017  Lowest contract charge 0.00% Class B    $428.45           --               --          --       26.66%
      Highest contract charge 0.90% Class B   $239.36           --               --          --       25.52%
      All contract charges                         --           60          $16,955        0.00%         --

                                    FSA-153

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                 YEARS ENDED DECEMBER 31,
                                             ---------------------------------------------------------------
                                                                          ACCUMULATION
                                                        UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                             UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                             ---------- ----------------- ------------ ------------- --------
MULTIMANAGER MID CAP GROWTH (CONTINUED)
2016  Lowest contract charge 0.00% Class B    $338.26           --               --          --         6.78%
      Highest contract charge 0.90% Class B   $190.69           --               --          --         5.82%
      All contract charges                         --           88          $19,160        0.10%          --
2015  Lowest contract charge 0.00% Class B    $316.79           --               --          --        (1.52)%
      Highest contract charge 0.90% Class B   $180.20           --               --          --        (2.41)%
      All contract charges                         --           97          $19,711        0.00%          --
2014  Lowest contract charge 0.00% Class B    $321.69           --               --          --         4.86%
      Highest contract charge 0.90% Class B   $184.65           --               --          --         3.92%
      All contract charges                         --          103          $21,132        0.00%          --
MULTIMANAGER MID CAP VALUE
2018  Lowest contract charge 0.00% Class A    $400.77           --               --          --       (12.75)%
      Highest contract charge 0.60% Class A   $240.23           --               --          --       (13.27)%
      All contract charges                         --           35          $ 8,377        0.75%          --
2017  Lowest contract charge 0.00% Class A    $459.32           --               --          --         9.28%
      Highest contract charge 0.60% Class A   $277.00           --               --          --         8.63%
      All contract charges                         --           35          $10,131        0.76%          --
2016  Lowest contract charge 0.00% Class A    $420.32           --               --          --        19.09%
      Highest contract charge 0.60% Class A   $255.00           --               --          --        18.38%
      All contract charges                         --           39          $10,599        1.02%          --
2015  Lowest contract charge 0.00% Class A    $352.93           --               --          --        (5.54)%
      Highest contract charge 0.60% Class A   $215.41           --               --          --        (6.11)%
      All contract charges                         --           40          $ 9,746        0.68%          --
2014  Lowest contract charge 0.00% Class A    $373.64           --               --          --         5.34%
      Highest contract charge 0.60% Class A   $229.42           --               --          --         4.70%
      All contract charges                         --           43          $11,401        0.44%          --
MULTIMANAGER MID CAP VALUE
2018  Lowest contract charge 0.00% Class B    $262.46           --               --          --       (12.75)%
      Highest contract charge 0.90% Class B   $225.07           --               --          --       (13.53)%
      All contract charges                         --          103          $24,756        0.75%          --
2017  Lowest contract charge 0.00% Class B    $300.80           --               --          --         9.27%
      Highest contract charge 0.90% Class B   $260.30           --               --          --         8.29%
      All contract charges                         --          111          $30,843        0.76%          --
2016  Lowest contract charge 0.00% Class B    $275.28           --               --          --        19.08%
      Highest contract charge 0.90% Class B   $240.37           --               --          --        18.01%
      All contract charges                         --          144          $36,624        1.02%          --
2015  Lowest contract charge 0.00% Class B    $231.18           --               --          --        (5.55)%
      Highest contract charge 0.90% Class B   $203.69           --               --          --        (6.40)%
      All contract charges                         --          161          $34,517        0.68%          --
2014  Lowest contract charge 0.00% Class B    $244.76           --               --          --         5.34%
      Highest contract charge 0.90% Class B   $217.62           --               --          --         4.39%
      All contract charges                         --          171          $39,089        0.44%          --
MULTIMANAGER TECHNOLOGY
2018  Lowest contract charge 0.00% Class A    $723.43           --               --          --         2.29%
      Highest contract charge 0.60% Class A   $365.30           --               --          --         1.68%
      All contract charges                         --           68          $23,252        0.16%          --
2017  Lowest contract charge 0.00% Class A    $707.20           --               --          --        39.12%
      Highest contract charge 0.60% Class A   $359.27           --               --          --        38.29%
      All contract charges                         --           42          $22,064        0.00%          --
2016  Lowest contract charge 0.00% Class A    $508.34           --               --          --         8.95%
      Highest contract charge 0.60% Class A   $259.80           --               --          --         8.30%
      All contract charges                         --           43          $17,008        0.01%          --
2015  Lowest contract charge 0.00% Class A    $466.60           --               --          --         6.29%
      Highest contract charge 0.60% Class A   $239.90           --               --          --         5.65%
      All contract charges                         --           45          $16,131        0.00%          --
2014  Lowest contract charge 0.00% Class A    $438.98           --               --          --        13.55%
      Highest contract charge 0.60% Class A   $227.06           --               --          --        12.86%
      All contract charges                         --           46          $16,479        0.00%          --

                                    FSA-154

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                       YEARS ENDED DECEMBER 31,
                                                   ---------------------------------------------------------------
                                                                                ACCUMULATION
                                                              UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                                   UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                                   ---------- ----------------- ------------ ------------- --------
MULTIMANAGER TECHNOLOGY
2018  Lowest contract charge 0.00% Class B          $588.13           --                --          --        2.29%
      Highest contract charge 0.90% Class B         $310.88           --                --          --        1.37%
      All contract charges                               --          293          $107,753        0.16%         --
2017  Lowest contract charge 0.00% Class B          $574.94           --                --          --       39.12%
      Highest contract charge 0.90% Class B         $306.69           --                --          --       37.88%
      All contract charges                               --          292          $105,528        0.00%         --
2016  Lowest contract charge 0.00% Class B          $413.27           --                --          --        8.94%
      Highest contract charge 0.90% Class B         $222.44           --                --          --        7.96%
      All contract charges                               --          284          $ 73,856        0.01%         --
2015  Lowest contract charge 0.00% Class B          $379.34           --                --          --        6.29%
      Highest contract charge 0.90% Class B         $206.03           --                --          --        5.34%
      All contract charges                               --          301          $ 71,400        0.00%         --
2014  Lowest contract charge 0.00% Class B          $356.88           --                --          --       13.55%
      Highest contract charge 0.90% Class B         $195.59           --                --          --       12.53%
      All contract charges                               --          331          $ 73,397        0.00%         --
NATURAL RESOURCES PORTFOLIO
2018  Lowest contract charge 0.00% Class II         $ 49.95           --                --          --      (18.42)%
      Highest contract charge 0.00% Class II        $ 49.95           --                --          --      (18.42)%
      All contract charges                               --           92          $  1,916        0.00%         --
2017  Lowest contract charge 0.00% Class II         $ 61.23           --                --          --       (0.54)%
      Highest contract charge 0.00% Class II        $ 61.23           --                --          --       (0.54)%
      All contract charges                               --          118          $  4,277        0.00%         --
2016  Lowest contract charge 0.00% Class II         $ 61.56           --                --          --       24.82%
      Highest contract charge 0.00% Class II        $ 61.56           --                --          --       24.82%
      All contract charges                               --          102          $  3,924        0.00%         --
2015  Lowest contract charge 0.00% Class II         $ 49.32           --                --          --      (28.84)%
      Highest contract charge 0.00% Class II        $ 49.32           --                --          --      (28.84)%
      All contract charges                               --           86          $  2,626        0.00%         --
2014  Lowest contract charge 0.00% Class II         $ 69.31           --                --          --      (19.79)%
      Highest contract charge 0.00% Class II        $ 69.31           --                --          --      (19.79)%
      All contract charges                               --          141          $  7,525        0.00%         --
PIMCO COMMODITYREALRETURN(R)/ /STRATEGY PORTFOLIO
2018  Lowest contract charge 0.00% Advisor Class    $ 62.55           --                --          --      (14.21)%
      Highest contract charge 0.90% Advisor Class   $ 57.82           --                --          --      (14.98)%
      All contract charges                               --          154          $  9,531        1.97%         --
2017  Lowest contract charge 0.00% Advisor Class    $ 72.91           --                --          --        2.06%
      Highest contract charge 0.90% Advisor Class   $ 68.01           --                --          --        1.13%
      All contract charges                               --          147          $ 10,603       10.89%         --
2016  Lowest contract charge 0.00% Advisor Class    $ 71.44           --                --          --       14.87%
      Highest contract charge 0.90% Advisor Class   $ 67.25           --                --          --       13.85%
      All contract charges                               --          136          $  9,580        1.02%         --
2015  Lowest contract charge 0.00% Advisor Class    $ 62.19           --                --          --      (25.66)%
      Highest contract charge 0.90% Advisor Class   $ 59.07           --                --          --      (26.34)%
      All contract charges                               --          132          $  8,067        4.22%         --
2014  Lowest contract charge 0.00% Advisor Class    $ 83.66           --                --          --      (18.75)%
      Highest contract charge 0.90% Advisor Class   $ 80.19           --                --          --      (19.47)%
      All contract charges                               --          109          $  9,010        0.27%         --
T. ROWE PRICE EQUITY INCOME PORTFOLIO
2018  Lowest contract charge 0.00% Class II         $189.91           --                --          --       (9.69)%
      Highest contract charge 0.90% Class II        $175.55           --                --          --      (10.51)%
      All contract charges                               --           70          $ 13,050        1.80%         --
2017  Lowest contract charge 0.00% Class II         $210.29           --                --          --       15.73%
      Highest contract charge 0.90% Class II        $196.17           --                --          --       14.69%
      All contract charges                               --           68          $ 13,994        1.51%         --

                                    FSA-155

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                       YEARS ENDED DECEMBER 31,
                                                   --------------------------------------------------------------
                                                                                ACCUMULATION
                                                              UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                                   UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                                   ---------- ----------------- ------------ ------------- --------
T. ROWE PRICE EQUITY INCOME PORTFOLIO (CONTINUED)
2016    Lowest contract charge 0.00% Class II       $181.71           --               --          --       18.86%
        Highest contract charge 0.90% Class II      $171.04           --               --          --       17.79%
        All contract charges                             --           71          $12,645        1.79%         --
2015    Lowest contract charge 0.00% Class II       $152.88           --               --          --       (7.11)%
        Highest contract charge 0.90% Class II      $145.21           --               --          --       (7.94)%
        All contract charges                             --          115          $17,055        1.59%         --
2014    Lowest contract charge 0.00% Class II       $164.58           --               --          --        7.11%
        Highest contract charge 0.90% Class II      $157.74           --               --          --        6.14%
        All contract charges                             --          127          $20,537        1.50%         --
TARGET 2015 ALLOCATION
2018    Lowest contract charge 0.00% Class B        $150.86           --               --          --       (4.31)%
        Highest contract charge 0.00% Class B       $150.86           --               --          --       (4.31)%
        All contract charges                             --           47          $ 1,710        1.80%         --
2017    Lowest contract charge 0.00% Class B        $157.65           --               --          --       11.30%
        Highest contract charge 0.00% Class B       $157.65           --               --          --       11.30%
        All contract charges                             --           34          $ 1,892        1.51%         --
2016    Lowest contract charge 0.00% Class B        $141.64           --               --          --        5.63%
        Highest contract charge 0.00% Class B       $141.64           --               --          --        5.63%
        All contract charges                             --           14          $   288        1.61%         --
2015    Lowest contract charge 0.00% Class B        $134.09           --               --          --       (1.91)%
        Highest contract charge 0.00% Class B       $134.09           --               --          --       (1.91)%
        All contract charges                             --           12          $   223        2.33%         --
2014    Lowest contract charge 0.00% Class B        $136.70           --               --          --        2.96%
        Highest contract charge 0.00% Class B       $136.70           --               --          --        2.96%
        All contract charges                             --            2          $    38        0.78%         --
TARGET 2025 ALLOCATION
2018    Lowest contract charge 0.00% Class B        $161.71           --               --          --       (6.15)%
        Highest contract charge 0.80% Class B       $106.39           --               --          --       (6.90)%
        All contract charges                             --          154          $ 9,626        1.77%         --
2017    Lowest contract charge 0.00% Class B        $172.30           --               --          --       15.42%
        Highest contract charge 0.80% Class B       $114.28           --               --          --       14.50%
        All contract charges                             --          119          $ 7,645        1.85%         --
2016    Lowest contract charge 0.00% Class B        $149.28           --               --          --        7.41%
        Highest contract charge 0.80% Class B(a)    $ 99.81           --               --          --        6.55%
        All contract charges                             --           69          $ 2,092        1.65%         --
2015    Lowest contract charge 0.00% Class B        $138.98           --               --          --       (2.04)%
        Highest contract charge 0.60% Class B(a)    $ 93.80           --               --          --       (5.65)%
        All contract charges                             --           49          $ 1,261        1.41%         --
2014    Lowest contract charge 0.00% Class B        $141.87           --               --          --        4.03%
        Highest contract charge 0.00% Class B       $141.87           --               --          --        4.03%
        All contract charges                             --           46          $   915        1.55%         --
TARGET 2035 ALLOCATION
2018    Lowest contract charge 0.00% Class B        $167.54           --               --          --       (7.17)%
        Highest contract charge 0.60% Class B       $108.41           --               --          --       (7.73)%
        All contract charges                             --           83          $ 4,750        1.71%         --
2017    Lowest contract charge 0.00% Class B        $180.49           --               --          --       17.77%
        Highest contract charge 0.60% Class B       $117.49           --               --          --       17.06%
        All contract charges                             --           52          $ 3,313        1.79%         --
2016    Lowest contract charge 0.00% Class B        $153.26           --               --          --        8.03%
        Highest contract charge 0.60% Class B       $100.37           --               --          --        7.38%
        All contract charges                             --           30          $ 1,344        1.57%         --
2015    Lowest contract charge 0.00% Class B        $141.87           --               --          --       (2.03)%
        Highest contract charge 0.60% Class B(a)    $ 93.47           --               --          --       (5.98)%
        All contract charges                             --           24          $   864        1.43%         --
2014    Lowest contract charge 0.00% Class B        $144.81           --               --          --        4.49%
        Highest contract charge 0.00% Class B       $144.81           --               --          --        4.49%
        All contract charges                             --           18          $   934        1.40%         --

                                    FSA-156

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                    YEARS ENDED DECEMBER 31,
                                                ---------------------------------------------------------------
                                                                             ACCUMULATION
                                                           UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                                UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                                ---------- ----------------- ------------ ------------- --------
TARGET 2045 ALLOCATION
2018  Lowest contract charge 0.00% Class B       $170.79           --               --          --        (7.98)%
      Highest contract charge 0.60% Class B      $109.25           --               --          --        (8.54)%
      All contract charges                            --           51          $ 2,829        1.88%          --
2017  Lowest contract charge 0.00% Class B       $185.61           --               --          --        19.69%
      Highest contract charge 0.60% Class B      $119.45           --               --          --        18.97%
      All contract charges                            --           28          $ 1,776        1.71%          --
2016  Lowest contract charge 0.00% Class B       $155.07           --               --          --         8.69%
      Highest contract charge 0.60% Class B      $100.40           --               --          --         8.04%
      All contract charges                            --           15          $   753        1.65%          --
2015  Lowest contract charge 0.00% Class B       $142.67           --               --          --        (2.23)%
      Highest contract charge 0.60% Class B(a)   $ 92.93           --               --          --        (6.52)%
      All contract charges                            --           16          $   571        1.91%          --
2014  Lowest contract charge 0.00% Class B       $145.92           --               --          --         4.77%
      Highest contract charge 0.00% Class B      $145.92           --               --          --         4.77%
      All contract charges                            --            9          $   259        1.38%          --
TARGET 2055 ALLOCATION
2018  Lowest contract charge 0.00% Class B       $114.10           --               --          --        (8.79)%
      Highest contract charge 0.60% Class B      $111.61           --               --          --        (9.33)%
      All contract charges                            --           15          $   937        1.82%          --
2017  Lowest contract charge 0.00% Class B       $125.09           --               --          --        21.79%
      Highest contract charge 0.60% Class B      $123.10           --               --          --        21.07%
      All contract charges                            --            8          $   606        1.71%          --
2016  Lowest contract charge 0.00% Class B       $102.71           --               --          --         9.51%
      Highest contract charge 0.60% Class B(a)   $101.68           --               --          --         8.85%
      All contract charges                            --            2          $   264        1.83%          --
2015  Lowest contract charge 0.00% Class B(a)    $ 93.79           --               --          --        (6.70)%
      Highest contract charge 0.00% Class B(a)   $ 93.79           --               --          --        (6.70)%
      All contract charges                            --           --          $    46        3.95%          --
TEMPLETON DEVELOPING MARKETS VIP FUND
2018  Lowest contract charge 0.00% Class 2       $109.63           --               --          --       (15.80)%
      Highest contract charge 0.90% Class 2      $101.35           --               --          --       (16.56)%
      All contract charges                            --          160          $17,140        0.80%          --
2017  Lowest contract charge 0.00% Class 2       $130.20           --               --          --        40.41%
      Highest contract charge 0.90% Class 2      $121.46           --               --          --        39.16%
      All contract charges                            --          137          $17,444        0.96%          --
2016  Lowest contract charge 0.00% Class 2       $ 92.73           --               --          --        17.44%
      Highest contract charge 0.90% Class 2      $ 87.28           --               --          --        16.39%
      All contract charges                            --          104          $ 9,563        0.81%          --
2015  Lowest contract charge 0.00% Class 2       $ 78.96           --               --          --       (19.60)%
      Highest contract charge 0.90% Class 2      $ 74.99           --               --          --       (20.33)%
      All contract charges                            --          101          $ 7,804        1.97%          --
2014  Lowest contract charge 0.00% Class 2       $ 98.21           --               --          --        (8.39)%
      Highest contract charge 0.90% Class 2      $ 94.13           --               --          --        (9.21)%
      All contract charges                            --           99          $ 9,492        1.48%          --
TEMPLETON GLOBAL BOND VIP FUND
2018  Lowest contract charge 0.00% Class 2       $127.06           --               --          --         1.94%
      Highest contract charge 0.90% Class 2      $117.46           --               --          --         1.01%
      All contract charges                            --          643          $46,400        0.00%          --
2017  Lowest contract charge 0.00% Class 2       $124.64           --               --          --         1.92%
      Highest contract charge 0.90% Class 2      $116.28           --               --          --         1.02%
      All contract charges                            --          586          $45,630        0.00%          --
2016  Lowest contract charge 0.00% Class 2       $122.29           --               --          --         2.94%
      Highest contract charge 0.90% Class 2      $115.11           --               --          --         2.01%
      All contract charges                            --          529          $41,472        0.00%          --

                                    FSA-157

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

8. Financial Highlights (Continued)

                                                                              YEARS ENDED DECEMBER 31,
                                                          ---------------------------------------------------------------
                                                                                       ACCUMULATION
                                                                     UNITS OUTSTANDING UNIT VALUES   INVESTMENT    TOTAL
                                                          UNIT VALUE      (000'S)        (000'S)    INCOME RATIO* RETURN**
                                                          ---------- ----------------- ------------ ------------- --------
TEMPLETON GLOBAL BOND VIP FUND (CONTINUED)
2015  Lowest contract charge 0.00% Class 2                 $118.80           --               --          --        (4.30)%
      Highest contract charge 0.90% Class 2                $112.84           --               --          --        (5.17)%
      All contract charges                                      --          529          $42,461        7.79%          --
2014  Lowest contract charge 0.00% Class 2                 $124.14           --               --          --         1.83%
      Highest contract charge 0.90% Class 2                $118.99           --               --          --         0.92%
      All contract charges                                      --          515          $47,540        5.01%          --
TEMPLETON GROWTH VIP FUND
2018  Lowest contract charge 0.00% Class 2                 $154.60           --               --          --       (14.85)%
      Highest contract charge 0.90% Class 2                $142.91           --               --          --       (15.62)%
      All contract charges                                      --           29          $ 4,401        1.97%          --
2017  Lowest contract charge 0.00% Class 2                 $181.56           --               --          --        18.50%
      Highest contract charge 0.90% Class 2                $169.37           --               --          --        17.44%
      All contract charges                                      --           30          $ 5,260        1.60%          --
2016  Lowest contract charge 0.00% Class 2                 $153.21           --               --          --         9.62%
      Highest contract charge 0.90% Class 2                $144.22           --               --          --         8.64%
      All contract charges                                      --           31          $ 4,575        2.03%          --
2015  Lowest contract charge 0.00% Class 2                 $139.77           --               --          --        (6.48)%
      Highest contract charge 0.90% Class 2                $132.75           --               --          --        (7.33)%
      All contract charges                                      --           33          $ 4,511        2.55%          --
2014  Lowest contract charge 0.00% Class 2                 $149.46           --               --          --        (2.82)%
      Highest contract charge 0.90% Class 2                $143.25           --               --          --        (3.69)%
      All contract charges                                      --           36          $ 5,379        1.34%          --
VANECK VIP GLOBAL HARD ASSETS FUND
2018  Lowest contract charge 0.00% Class S Shares          $ 59.79           --               --          --       (28.42)%
      Highest contract charge 0.90% Class S Shares         $ 55.27           --               --          --       (29.07)%
      All contract charges                                      --          143          $ 8,441        0.00%          --
2017  Lowest contract charge 0.00% Class S Shares          $ 83.53           --               --          --        (1.97)%
      Highest contract charge 0.90% Class S Shares         $ 77.92           --               --          --        (2.86)%
      All contract charges                                      --          151          $12,427        0.00%          --
2016  Lowest contract charge 0.00% Class S Shares          $ 85.21           --               --          --        43.40%
      Highest contract charge 0.90% Class S Shares         $ 80.21           --               --          --        42.14%
      All contract charges                                      --          155          $12,986        0.38%          --
2015  Lowest contract charge 0.00% Class S Shares          $ 59.42           --               --          --       (33.62)%
      Highest contract charge 0.90% Class S Shares         $ 56.43           --               --          --       (34.23)%
      All contract charges                                      --          147          $ 8,559        0.03%          --
2014  Lowest contract charge 0.00% Class S Shares          $ 89.52           --               --          --       (19.34)%
      Highest contract charge 0.90% Class S Shares         $ 85.80           --               --          --       (20.07)%
      All contract charges                                      --          127          $11,178        0.00%          --
VANGUARD VARIABLE INSURANCE FUND--EQUITY INDEX PORTFOLIO
2018  Lowest contract charge 0.60% Investor Share Class    $271.11           --               --          --        (5.08)%
      Highest contract charge 0.60% Investor Share Class   $271.11           --               --          --        (5.08)%
      All contract charges                                      --           48          $13,016        1.56%          --
2017  Lowest contract charge 0.60% Investor Share Class    $285.63           --               --          --        20.93%
      Highest contract charge 0.60% Investor Share Class   $285.63           --               --          --        20.93%
      All contract charges                                      --           31          $ 8,898        1.78%          --
2016  Lowest contract charge 0.60% Investor Share Class    $236.19           --               --          --        11.14%
      Highest contract charge 0.60% Investor Share Class   $236.19           --               --          --        11.14%
      All contract charges                                      --           31          $ 7,243        2.38%          --
2015  Lowest contract charge 0.60% Investor Share Class    $212.51           --               --          --         0.66%
      Highest contract charge 0.60% Investor Share Class   $212.51           --               --          --         0.66%
      All contract charges                                      --           37          $ 7,894        1.66%          --
2014  Lowest contract charge 0.60% Investor Share Class    $211.12           --               --          --        12.83%
      Highest contract charge 0.60% Investor Share Class   $211.12           --               --          --        12.83%
      All contract charges                                      --           36          $ 7,580        1.67%          --

                                    FSA-158

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT FP

NOTES TO FINANCIAL STATEMENTS (CONCLUDED)

DECEMBER 31, 2018

8. Financial Highlights (Concluded)

   ----------
  (a)Units were made available on May 26, 2015.
  (b)Units were made available on March 27, 2015.
  (c)Units were made available on May 20, 2016.
  (d)Units were made available on May 19, 2017.
  (e)All Asset Growth-Alt 20 replaced All Asset Aggressive-Alt 25 due to a merger on May 19, 2017.
  (f)Units were made available on October 22, 2018.
  (g)EQ/American Century Mid Cap Value replaced American Century VP Mid Cap
     Value Fund due to a substitution on October 22, 2018.
  (h)EQ/Fidelity Institutional AM/SM/ Large Cap replaced Fidelity(R) VIP
     Contrafund(R) Portfolio due to a substitution on October 22, 2018.
  (i)EQ/Franklin Rising Dividends replaced Franklin Rising Dividends VIP Fund due to a substitution on October 22, 2018.
  (j)EQ/Franklin Strategic Income replaced Franklin Strategic Income VIP Fund due to a substitution on October 22, 2018.
  (k)EQ/Goldman Sachs Mid Cap Value replaced Goldman Sachs VIT Mid Cap Value
     Fund due to a substitution on October 22, 2018.
  (l)EQ/Invesco Global Real Estate replaced Invesco V.I. Global Real Estate
     Fund due to a substitution on October 22, 2018.
  (m)EQ/Invesco International Growth replaced Invesco V.I. International Growth
     Fund due to a substitution on October 22, 2018.
  (n)EQ/Ivy Energy replaced Ivy VIP Energy due to a substitution on October 22,
     2018.
  (o)EQ/Ivy Mid Cap Growth replaced Ivy VIP Mid Cap Growth due to a substitution on October 22, 2018.
  (p)EQ/Ivy Science And Technology replaced Ivy VIP Science And Technology due to a substitution on October 22, 2018.
  (q)EQ/Lazard Emerging Markets Equity replaced Lazard Retirement Emerging
     Markets Equity Portfolio due to a substitution on October 22, 2018.
  (r)EQ/MFS International Value replaced MFS(R) International Value Portfolio due to a substitution on October 22, 2018.
  (s)EQ/MFS Utilities Series replaced MFS(R) Utilities Series due to a substitution on October 22, 2018.
  (t)EQ/PIMCO Real Return replaced PIMCO Real Return Portfolio due to a substitution on October 22, 2018.
  (u)EQ/PIMCO Total Return replaced PIMCO Total Return Portfolio due to a substitution on October 22, 2018.
  (v)EQ/T. Rowe Price Health Sciences replaced T. Rowe Price Health Sciences
     Portfolio due to a substitution on October 22, 2018.
  *  This ratio represents the amount of dividend income, excluding distributions from net realized gains, received by the Variable Investment
     Option from the Portfolio, divided by the average daily net assets. This ratio excludes those expenses, such as asset-based charges, that result in direct reductions in the unit value. The recognition of dividend income by the Variable Investment Option is affected by the timing of the declaration of dividends by the Portfolio in which the Variable Investment
     Option invests. For those Variable Investment Options with less than a year of operations, this ratio is not annualized but calculated from the effective date through the end of the reporting period.
  ** This ratio represents the total return for the periods indicated, including changes in the value of the Portfolio, and expenses assessed through the reduction of unit value. This ratio does not include any expenses, such as premium and withdrawal charges, as applicable, or expenses assessed through the redemption of units. The total return would have been lower had such expenses been included in the calculation.
     Variable Investment Options with a date notation indicate the effective date of the Variable Investment Option, without consideration if there were units outstanding as of such date. The total return is calculated for each period indicated from the effective date through the end of the reporting period. Where there are no units outstanding at period-end, the total return is calculated using the current offering price of the unit.
     For those Variable Investment Options with less than a year of operations, the total return is not annualized but calculated from the effective date through the end of the reporting period.

9. Subsequent Events

   All material subsequent transactions and events have been evaluated for the period from December 31, 2018 through April 15, 2019, the date on which the financial statements were issued. It has been determined that there are no transactions or events that require adjustment or disclosure in the financial statements.

                                    FSA-159

                  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

           INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

                     AXA EQUITABLE LIFE INSURANCE COMPANY

Report of Independent Registered Public Accounting Firm.......................................................   F-1

Consolidated Financial Statements:
 Consolidated Balance Sheets, as of December 31, 2018 and 2017................................................   F-2
 Consolidated Statements of Income (Loss), for the Years Ended December 31, 2018, 2017 and 2016...............   F-4
 Consolidated Statements of Comprehensive Income (Loss), for the Years Ended December 31, 2018, 2017 and 2016.   F-5
 Consolidated Statements of Equity, for the Years Ended December 31, 2018, 2017 and 2016......................   F-6
 Consolidated Statements of Cash Flows, for the Years Ended December 31, 2018, 2017 and 2016..................   F-7
 Notes to Consolidated Financial Statements

Audited Consolidated Financial Statement Schedules

 Schedule I -- Summary of Investments -- Other than Investments in Related Parties, as of December 31, 2018... F-100
 Schedule IV -- Reinsurance, as of and for the Years Ended December 31, 2018, 2017 and 2016................... F-101

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
AXA Equitable Life Insurance Company:

OPINION ON THE FINANCIAL STATEMENTS

We have audited the accompanying consolidated balance sheets of AXA Equitable
Life Insurance Company and its subsidiaries (the Company) as of December 31,
2018 and 2017, and the related consolidated statements of income (loss), comprehensive income (loss), equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes and financial statement schedules listed in the accompanying index (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the
results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed in 2018 the manner in which it accounts for certain income tax effects originally recognized in accumulated other comprehensive income.

BASIS FOR OPINION

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board
(United States) (PCAOB) and are required to be independent with respect to the
Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.
Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, NY

March 28, 2019

We have served as the Company's auditor since 1993.

                                      F-1

                     AXA EQUITABLE LIFE INSURANCE COMPANY
                          CONSOLIDATED BALANCE SHEETS
                          DECEMBER 31, 2018 AND 2017

                                                             2018       2017
                                                           ---------  ---------
                                                           (IN MILLIONS, EXCEPT
                                                             SHARE AMOUNTS)
ASSETS
Investments:
  Fixed maturities available for sale, at fair value
   (amortized cost of $42,492 and $34,831)................ $  41,915  $  36,358
  Mortgage loans on real estate (net of valuation
   allowance of $7 and $8)................................    11,818     10,935
  Real estate held for production of income...............        52        390
  Policy loans............................................     3,267      3,315
  Other equity investments................................     1,144      1,264
  Trading securities, at fair value.......................    15,166     12,277
  Other invested assets...................................     1,554      1,830
                                                           ---------  ---------
   Total investments......................................    74,916     66,369
Cash and cash equivalents.................................     2,622      2,400
Cash and securities segregated, at fair value.............        --          9
Deferred policy acquisition costs.........................     5,011      4,492
Amounts due from reinsurers...............................     3,124      5,079
Loans to affiliates.......................................       600        703
GMIB reinsurance contract asset, at fair value............     1,991     10,488
Current and deferred income taxes.........................       438         --
Other assets..............................................     2,763      4,018
Assets of disposed subsidiary.............................        --      9,835
Separate Accounts assets..................................   108,487    122,537
                                                           ---------  ---------

TOTAL ASSETS.............................................. $ 199,952  $ 225,930
                                                           =========  =========

LIABILITIES
Policyholders' account balances........................... $  46,403  $  43,805
Future policy benefits and other
  policyholders' liabilities..............................    29,808     29,070
Broker-dealer related payables............................        69        430
Securities sold under agreements to repurchase............       573      1,887
Amounts due to reinsurers.................................       113        134
Long-term debt............................................        --        203
Loans from affiliates.....................................       572         --
Current and deferred income taxes.........................        --      1,550
Other liabilities.........................................     1,460      1,242
Liabilities of disposed subsidiary........................        --      4,954
Separate Accounts liabilities.............................   108,487    122,537
                                                           ---------  ---------
   Total Liabilities...................................... $ 187,485  $ 205,812
                                                           ---------  ---------
Redeemable noncontrolling interest:
  Continuing operations................................... $      39  $      24
  Disposed subsidiary.....................................        --        602
                                                           ---------  ---------
   Redeemable noncontrolling interest..................... $      39  $     626
                                                           ---------  ---------

Commitments and contingent liabilities (Note 17)

              See Notes to the Consolidated Financial Statements.

                                      F-2

                     AXA EQUITABLE LIFE INSURANCE COMPANY
                          CONSOLIDATED BALANCE SHEETS
                          DECEMBER 31, 2018 AND 2017
                                  (CONTINUED)

                                                      2018      2017
                                                   ---------  ---------
                                                   (IN MILLIONS, EXCEPT
                                                      SHARE AMOUNTS)
EQUITY
Equity attributable to AXA Equitable:
  Common stock, $1.25 par value; 2,000,000 shares
   authorized, issued and outstanding............. $       2  $       2
  Capital in excess of par value..................     7,807      6,859
  Retained earnings...............................     5,098      8,938
  Accumulated other comprehensive income (loss)...      (491)       598
                                                   ---------  ---------
   Total equity attributable to AXA Equitable.....    12,416     16,397
                                                   ---------  ---------
Noncontrolling interest...........................        12      3,095
                                                   ---------  ---------
   Total Equity...................................    12,428     19,492
                                                   ---------  ---------

TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING
  INTEREST AND EQUITY............................. $ 199,952  $ 225,930
                                                   =========  =========

              See Notes to the Consolidated Financial Statements.

                                      F-3

                     AXA EQUITABLE LIFE INSURANCE COMPANY
                   CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                 YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

                                                      2018       2017       2016
                                                    --------  ---------  ---------
                                                             (IN MILLIONS)
REVENUES
Policy charges and fee income...................... $  3,523  $   3,294  $   3,311
Premiums...........................................      862        904        880
Net derivative gains (losses)......................   (1,010)       894     (1,321)
Net investment income (loss).......................    2,478      2,441      2,168
Investment gains (losses), net:
  Total other-than-temporary impairment losses.....      (37)       (13)       (65)
  Other investment gains (losses), net.............       41       (112)        83
                                                    --------  ---------  ---------
   Total investment gains (losses), net............        4       (125)        18
                                                    --------  ---------  ---------
Investment management and service fees.............    1,029      1,007        951
Other income.......................................       65         41         36
                                                    --------  ---------  ---------
   Total revenues..................................    6,951      8,456      6,043
                                                    --------  ---------  ---------

BENEFITS AND OTHER DEDUCTIONS
Policyholders' benefits............................    3,005      3,473      2,771
Interest credited to policyholders'
  account balances.................................    1,002        921        905
Compensation and benefits..........................      422        327        364
Commissions and distribution related payments......      620        628        635
Interest expense...................................       34         23         13
Amortization of deferred policy acquisition costs..      431        900        642
Other operating costs and expenses.................    2,918        635        753
                                                    --------  ---------  ---------
   Total benefits and other deductions.............    8,432      6,907      6,083
                                                    --------  ---------  ---------
Income (loss) from continuing operations, before
  income taxes.....................................   (1,481)     1,549        (40)
Income tax (expense) benefit from
  continuing operations............................      446      1,210        164
                                                    --------  ---------  ---------
Net income (loss) from continuing operations.......   (1,035)     2,759        124
Net income (loss) from discontinued operations,
  net of taxes and noncontrolling interest.........      114         85         66
                                                    --------  ---------  ---------
Net income (loss)..................................     (921)     2,844        190
  Less: net (income) loss attributable to the
   noncontrolling interest.........................        3         (1)        --
                                                    --------  ---------  ---------
Net income (loss) attributable to AXA Equitable.... $   (918) $   2,843  $     190
                                                    ========  =========  =========

              See Notes to the Consolidated Financial Statements.

                                      F-4

                     AXA EQUITABLE LIFE INSURANCE COMPANY
            CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
                 YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

                                                      2018      2017     2016
                                                   ---------  --------  ------
                                                          (IN MILLIONS)
COMPREHENSIVE INCOME (LOSS)
Net income (loss)................................. $    (921) $  2,844  $  190
                                                   ---------  --------  ------

Other Comprehensive income (loss) net of income
taxes:
  Change in unrealized gains (losses), net of
   reclassification adjustment....................    (1,230)      625    (233)
  Changes in defined benefit plan related items
   not yet recognized in periodic benefit cost,
   net of reclassification adjustment.............        (4)       (5)     (3)
  Other comprehensive income (loss) from
   discontinued operations........................        --       (18)     17
                                                   ---------  --------  ------
Total other comprehensive income (loss), net of
  income taxes....................................    (1,234)      602    (219)
                                                   ---------  --------  ------

Comprehensive income (loss) attributable to
  AXA Equitable................................... $  (2,155) $  3,446  $  (29)
                                                   =========  ========  ======

              See Notes to the Consolidated Financial Statements.

                                      F-5

                     AXA EQUITABLE LIFE INSURANCE COMPANY
                       CONSOLIDATED STATEMENTS OF EQUITY
                 YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

                                                      2018       2017       2016
                                                   ---------  ---------  ---------
                                                            (IN MILLIONS)
EQUITY ATTRIBUTABLE TO AXA EQUITABLE:
  COMMON STOCK, AT PAR VALUE, BEGINNING AND END
   OF YEAR........................................ $       2  $       2  $       2
                                                   ---------  ---------  ---------

  Capital in excess of par value, beginning
   of year........................................ $   6,859  $   5,339  $   5,321
  Capital contribution from parent company........        --      1,500         --
  Transfer of deferred tax asset in GMxB Unwind...     1,209         --         --
  Settlement of intercompany payables in
   GMxB Unwind....................................      (297)        --         --
  Other...........................................        36         20         18
                                                   ---------  ---------  ---------
  CAPITAL IN EXCESS OF PAR VALUE, END OF YEAR..... $   7,807  $   6,859  $   5,339
                                                   ---------  ---------  ---------

  Retained earnings, beginning of year............ $   8,938  $   6,095  $   6,955
  Cumulative effect of adoption of revenue
   recognition standard ASC 606...................         8         --         --
  Cumulative effect of adoption of ASU 2018-02,
   RECLASSIFICATION OF CERTAIN TAX EFFECTS
   ATTRIBUTE TO DISPOSED SUBSIDIARY...............       (83)        --         --
  Net income (loss) attributable to AXA Equitable.      (918)     2,843        190
  Dividend to parent company......................    (1,672)        --     (1,050)
  Distribution of disposed subsidiary.............    (1,175)        --         --
                                                   ---------  ---------  ---------
  RETAINED EARNINGS, END OF YEAR.................. $   5,098  $   8,938  $   6,095
                                                   ---------  ---------  ---------

  Accumulated other comprehensive income (loss),
   beginning of year.............................. $     598  $      (4) $     215
  Cumulative effect of adoption of ASU 2018-02,
   RECLASSIFICATION OF CERTAIN TAX EFFECTS........        83         --         --
  Other comprehensive income (loss)...............    (1,234)       602       (219)
  Transfer of accumulated other comprehensive
   income to discontinued operations..............        62         --         --
                                                   ---------  ---------  ---------
  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS),
   END OF YEAR....................................      (491)       598         (4)
                                                   ---------  ---------  ---------

   TOTAL AXA EQUITABLE'S EQUITY, END OF YEAR...... $  12,416  $  16,397  $  11,432
                                                   ---------  ---------  ---------

EQUITY ATTRIBUTABLE TO THE NONCONTROLLING INTEREST
  Noncontrolling interest, continuing operations,
   beginning of year.............................. $      19  $      --  $      --
  Net earnings (loss) attributable to
   noncontrolling interest........................         1         --         --
  Net earnings (loss) attributable to redeemable
   noncontrolling interests.......................         2         (1)        --
  Consolidation of real estate joint ventures.....        --         19         --
  Deconsolidation of real estate joint ventures...        (8)        --         --
  Reclassification of net earnings (loss)
   attributable to redeemable
   noncontrolling interests.......................        (2)         1         --
                                                   ---------  ---------  ---------
  NONCONTROLLING INTEREST, CONTINUING OPERATIONS,
   END OF YEAR.................................... $      12  $      19  $      --
                                                   ---------  ---------  ---------

  Noncontrolling interest, discontinued
   operations, beginning of year.................. $   3,076  $   3,096  $   3,059
  Repurchase of AB Holding Units..................        --       (158)      (168)
  Net earnings (loss) attributable to
   noncontrolling interest........................        --        485        491
  Dividends paid to noncontrolling interest.......        --       (457)      (384)
  Transfer of AB Holding Units....................    (3,076)        --         --
  Other changes in noncontrolling interest........        --        110         98
                                                   ---------  ---------  ---------
  NONCONTROLLING INTEREST, DISCONTINUED
   OPERATIONS, END OF YEAR........................ $      --  $   3,076  $   3,096
                                                   ---------  ---------  ---------

EQUITY ATTRIBUTABLE TO THE NONCONTROLLING INTEREST $      12  $   3,095  $   3,096
                                                   ---------  ---------  ---------

TOTAL EQUITY, END OF YEAR......................... $  12,428  $  19,492  $  14,528
                                                   =========  =========  =========

              See Notes to the Consolidated Financial Statements.

                                      F-6

                     AXA EQUITABLE LIFE INSURANCE COMPANY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

                                                       2018        2017        2016
                                                    ----------  ----------  ---------
                                                              (IN MILLIONS)
NET INCOME (LOSS)/(1)/............................. $     (358) $    3,377  $     686
Adjustments to reconcile net income (loss) to net
  cash provided by (used in) operating activities:
  Interest credited to policyholders'
   account balances................................      1,002         921        905
  Policy charges and fee income....................     (3,523)     (3,294)    (3,311)
  Net derivative (gains) losses....................      1,010        (870)     1,337
  Investment (gains) losses, net...................         (3)        125        (16)
  Realized and unrealized (gains) losses on
   trading securities..............................        221        (166)        41
  Non-cash long-term incentive compensation
   expense/(2)/....................................        218         185        152
  Amortization of deferred cost of
   reinsurance asset...............................      1,882         (84)       159
  Amortization and depreciation/(2)/...............        340         825        614
  Cash received on the recapture of
   captive reinsurance.............................      1,273          --         --
  Equity (income) loss from limited partnerships...       (120)       (157)       (91)
  Changes in:
   Net broker-dealer and customer related
     receivables/payables..........................        838        (278)       608
   Reinsurance recoverable/(2)/....................       (390)     (1,018)      (304)
   Segregated cash and securities, net.............       (345)        130       (381)
   Capitalization of deferred policy acquisition
     costs/(2)/....................................       (597)       (578)      (594)
   Future policy benefits..........................       (284)      1,189        431
   Current and deferred income taxes...............       (556)     (1,174)      (753)
   Other, net/(2)/.................................        810         486         56
                                                    ----------  ----------  ---------

Net cash provided by (used in)
  operating activities............................. $    1,418  $     (381) $    (461)
                                                    ----------  ----------  ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from the sale/maturity/prepayment of:
   Fixed maturities, available-for-sale............ $    8,935  $    9,738  $   7,154
   Mortgage loans on real estate...................        768         934        676
   Trading account securities......................      9,298       9,125      6,271
   Real estate joint ventures......................        139          --         --
   Short-term investments/(2)/.....................      2,315       2,204      2,984
   Other...........................................        190         228         32
  Payment for the purchase/origination of:
   Fixed maturities, available-for-sale............    (11,110)    (12,465)    (7,873)
   Mortgage loans on real estate...................     (1,642)     (2,108)    (3,261)
   Trading account securities......................    (11,404)    (12,667)    (8,691)
   Short-term investments/(2)/.....................     (1,852)     (2,456)    (3,187)
   Other...........................................       (170)       (280)      (250)
  Cash settlements related to
   derivative instruments..........................        805      (1,259)       102
  Repayments of loans to affiliates................        900          --        384
  Investment in capitalized software, leasehold
   improvements and EDP equipment..................       (115)       (100)       (85)
  Purchase of business, net of cash acquired.......         --        (130)       (21)
  Issuance of loans to affiliates..................     (1,100)         --         --
  Cash disposed due to distribution of
   disposed subsidiary.............................       (672)         --         --
  Other, net/(2)/..................................        (91)        322        407
                                                    ----------  ----------  ---------

Net cash provided by (used in)
  investing activities............................. $   (4,806) $   (8,914) $  (5,358)
                                                    ----------  ----------  ---------

              See Notes to the Consolidated Financial Statements.

                                      F-7

                     AXA EQUITABLE LIFE INSURANCE COMPANY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016
                                  (CONTINUED)

                                                      2018      2017      2016
                                                    --------  --------  --------
                                                            (IN MILLIONS)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Policyholders' account balances:
   Deposits........................................ $  9,365  $  9,334  $  9,746
   Withdrawals.....................................   (4,496)   (3,926)   (2,874)
   Transfer (to) from Separate Accounts............    1,809     1,566     1,202
  Change in short-term financings..................      (26)       53       (69)
  Change in collateralized pledged assets..........        1       710      (677)
  Change in collateralized pledged liabilities.....     (291)    1,108       125
  (Decrease) increase in overdrafts payable........        3        63       (85)
  Additional loans from affiliates.................      572        --        --
  Shareholder dividends paid.......................   (1,672)       --    (1,050)
  Repurchase of AB Holding Units...................     (267)     (220)     (236)
  Purchases (redemptions) of noncontrolling
   interests of consolidated company-sponsored
   investment funds................................     (472)      120      (137)
  Distribution to noncontrolling interest of
   consolidated subsidiaries.......................     (610)     (457)     (385)
  Increase (decrease) in securities sold under
   agreement to repurchase.........................   (1,314)     (109)      104
  (Increase) decrease in securities purchased
   under agreement to resell.......................       --        --        79
  Capital contribution from parent company.........       --     1,500        --
  Other, net.......................................       11       (10)        8
                                                    --------  --------  --------

Net cash provided by (used in)
  financing activities............................. $  2,613  $  9,732  $  5,751
                                                    --------  --------  --------

Effect of exchange rate changes on cash and
  cash equivalents.................................      (12)       22       (10)
                                                    --------  --------  --------

Change in cash and cash equivalents................     (787)      459       (78)
Cash and cash equivalents, beginning of year.......    3,409     2,950     3,028
                                                    --------  --------  --------

Cash and cash equivalents, end of year............. $  2,622  $  3,409  $  2,950
                                                    ========  ========  ========

Cash and cash equivalents of disposed subsidiary:
  Beginning of year................................ $  1,009  $  1,006  $    561
                                                    ========  ========  ========
  End of year...................................... $     --  $  1,009  $  1,006
                                                    ========  ========  ========

Cash and cash equivalents of continuing operations
  Beginning of year................................ $  2,400  $  1,944  $  2,467
                                                    ========  ========  ========
  End of year...................................... $  2,622  $  2,400  $  1,944
                                                    ========  ========  ========

SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid.................................... $     --  $     (8) $    (11)
                                                    ========  ========  ========
  Income taxes (refunded) paid..................... $     (8) $    (33) $    613
                                                    ========  ========  ========

              See Notes to the Consolidated Financial Statements.

                                      F-8

                     AXA EQUITABLE LIFE INSURANCE COMPANY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016
                                  (CONTINUED)

                                                     2018     2017   2016
                                                   --------  -----  ------
                                                        (IN MILLIONS)

CASH FLOWS OF DISPOSED SUBSIDIARY:
  Net cash provided by (used in)
   operating activities........................... $  1,137  $ 715  $1,041
  Net cash provided by (used in)
   investing activities...........................     (102)  (297)    323
  Net cash provided by (used in)
   financing activities...........................   (1,360)  (437)   (909)
  Effect of exchange rate changes on cash and
   cash equivalents...............................      (12)    22     (10)

NON-CASH TRANSACTIONS:
Continuing operations
  (Settlement) issuance of long-term debt......... $   (202) $ 202  $   --
                                                   ========  =====  ======
  Transfer of assets to reinsurer................. $   (604) $  --  $   --
                                                   ========  =====  ======
  Repayments of loans from affiliates............. $    300  $  --  $   --
                                                   ========  =====  ======
Discontinued operations
  Fair value of assets acquired................... $     --  $  --  $   34
                                                   ========  =====  ======
  Fair value of liabilities assumed............... $     --  $  --  $    1
                                                   ========  =====  ======
  Payables recorded under contingent
   payment arrangements........................... $     --  $  --  $   12
                                                   ========  =====  ======

Disposal of subsidiary
  Assets disposed................................. $  9,156  $  --  $   --
  Liabilities disposed............................    4,914     --      --
                                                   --------  -----  ------
  Net assets disposed.............................    4,242     --      --
  Cash disposed...................................      672     --      --
                                                   --------  -----  ------
  Net non-cash disposed........................... $  3,570  $  --  $   --
                                                   ========  =====  ======
-----------
/(1)/Net income (loss) includes $564 million, $533 million and $496 million in
     2018, 2017 and 2016, respectively, of the discontinued operations that are not included in net income (loss) in the Consolidated Statements of Income
     (Loss).
/(2)/Prior period amounts have been reclassified to conform to current period presentation. See Note 20 for further information.

              See Notes to the Consolidated Financial Statements.

                                      F-9

                     AXA EQUITABLE LIFE INSURANCE COMPANY

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1) ORGANIZATION

   Consolidation

   AXA Equitable Life Insurance Company's ("AXA Equitable" and, collectively with its consolidated subsidiaries, the "Company") primary business is providing life insurance and employee benefit products to both individuals and businesses. The Company is an indirect, wholly-owned subsidiary of AXA
   Equitable Holdings, Inc. ("Holdings"). Prior to the closing of the initial public offering of shares of Holdings' common stock on May 14, 2018 (the
   "IPO"), Holdings was a wholly-owned subsidiary of AXA S.A. ("AXA"), a French holding company for the AXA Group, a worldwide leader in life, property and casualty, and health insurance and asset management. As of December 31,
   2018, AXA owns approximately 59% of the outstanding common stock of Holdings.

   In March 2018, AXA contributed its 0.5% minority interest in AXA Financial,
   Inc. ("AXA Financial") to Holdings, increasing Holdings' ownership of AXA
   Financial to 100%. On October 1, 2018, AXA Financial merged with and into its direct parent, Holdings, with Holdings continuing as the surviving entity (the "AXA Financial Merger"). As a result of the AXA Financial
   Merger, Holdings assumed all of AXA Financial's liabilities, including two assumption agreements under which it legally assumed primary liability for certain employee benefit plans of AXA Equitable Life and various guarantees for its subsidiaries.

   The accompanying consolidated financial statements represent the consolidated results and financial position of AXA Equitable and not the consolidated results and financial position of Holdings.

   Discontinued Operations

   In the fourth quarter of 2018, the Company transferred its economic interest in the business of AllianceBernstein Holding L.P. ("AB Holding"),
   AllianceBernstein L.P. ("ABLP") and their subsidiaries (collectively, "AB")
   to a newly created wholly-owned subsidiary of Holdings (the "AB Business
   Transfer"). The results of AB are reflected in the Company's consolidated financial statements as a discontinued operation and, therefore, are presented as Assets of disposed subsidiary, Liabilities of disposed subsidiary on the consolidated balance sheets and Net income (loss) from discontinued operations, net of taxes, on the consolidated statements of income (loss). Intercompany transactions between the Company and AB prior to the AB Business Transfer have been eliminated. Ongoing service transactions will be reported as related party transactions going forward. See Note 19 for information on discontinued operations and transactions with AB.

   As a result of the AB Business Transfer, we have reassessed the Company's segment structure and concluded that the Company operates as a single reportable segment as information on a more segmented basis is not evaluated by the Chief Operating Decision Maker and as such there is only a single reporting segment.

2) SIGNIFICANT ACCOUNTING POLICIES

   Basis of Presentation and Principles of Consolidation

   The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United
   States of America ("U.S. GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.
   Actual results could differ from these estimates.

   The accompanying consolidated financial statements present the consolidated results of operations, financial condition and cash flows of the Company and its subsidiaries and those investment companies, partnerships and joint ventures in which the Company has control and a majority economic interest as well as those variable interest entities ("VIEs") that meet the requirements for consolidation.

   Financial results in the historical consolidated financial statements may not be indicative of the results of operations, comprehensive income (loss), financial position, equity or cash flows that would have been achieved had we operated as a separate, standalone entity during the reporting periods presented. We believe that the consolidated financial statements include all adjustments necessary for a fair presentation of the results of operations of the Company.

                                     F-10

   All significant intercompany transactions and balances have been eliminated in consolidation. The years "2018", "2017" and "2016" refer to the years ended December 31, 2018, 2017 and 2016, respectively.

   Adoption of New Accounting Pronouncements

                                                     EFFECT ON THE FINANCIAL STATEMENT OR OTHER SIGNIFICANT
                DESCRIPTION                                                 MATTERS
-------------------------------------------------------------------------------------------------------------------
ASU 2014-09: REVENUE FROM CONTRACTS WITH CUSTOMERS (TOPIC 606)
-------------------------------------------------------------------------------------------------------------------
This ASU contains new guidance that           On January 1, 2018, the Company adopted the new revenue
clarifies the principles for recognizing      recognition guidance on a modified retrospective basis. The impact
revenue arising from contracts with           of the adoption of the new revenue recognition guidance related
customers and develops a common revenue       to the disposed subsidiary resulted in an opening retained earnings
standard for U.S. GAAP.                       adjustment to the Company of $8 million. Adoption did not
                                              change the amounts or timing of the Company's revenue
                                              recognition for investment management and advisory fees related to continuing operations.
-------------------------------------------------------------------------------------------------------------------
ASU 2016-01: FINANCIAL INSTRUMENTS -- OVERALL (SUBTOPIC 825-10)
-------------------------------------------------------------------------------------------------------------------
This ASU provides new guidance related to     On January 1, 2018, the Company adopted the new recognition the recognition and measurement of financial  requirements on a modified retrospective basis for changes in the
assets and financial liabilities. The new     fair value of AFS equity securities, resulting in no material
guidance primarily affects the accounting     reclassification adjustment from AOCI to opening retained
for equity investments, financial             earnings for the net unrealized gains, net of tax, related to liabilities under the fair value option, and  approximately $13 million of common stock securities and presentation and disclosure requirements for  eliminated their designation as AFS equity securities. The Company
financial instruments. The FASB also          does not currently report any of its financial liabilities under the
clarified guidance related to the valuation   fair value option.
allowance assessment when recognizing
deferred tax assets resulting from
unrealized losses on AFS debt securities.
The new guidance requires equity investments
in unconsolidated entities, except those
accounted for under the equity method, to be
measured at fair value through earnings,
thereby eliminating the AFS classification
for equity securities with readily
determinable fair values for which changes
in fair value currently were reported
in AOCI.
-------------------------------------------------------------------------------------------------------------------
ASU 2016-15: STATEMENT OF CASH FLOWS (TOPIC 230)
-------------------------------------------------------------------------------------------------------------------
This ASU provides new guidance to simplify    Adoption of this guidance on January 1, 2018, did not have a
elements of cash flow classification. The     material impact on the Company's consolidated financial statements.
new guidance is intended to reduce diversity
in practice in how certain transactions are
classified in the statement of cash flows.
The new guidance requires application of a
retrospective transition method.
-------------------------------------------------------------------------------------------------------------------
ASU 2017-07: COMPENSATION -- RETIREMENT BENEFITS (TOPIC 715)
-------------------------------------------------------------------------------------------------------------------
This ASU provides new guidance on the         On January 1, 2018, the Company adopted the change in the
presentation of net periodic pension and      income statement presentation utilizing the practical expedient for
post-retirement benefit costs that requires   determining the historical components of net benefit costs,
retrospective disaggregation of the service   resulting in no material impact to the consolidated financial
cost component from the other components of   statements. In addition, no changes to the Company's
net benefit costs on the income statement.    capitalization policies with respect to benefit costs resulted from the adoption of the new guidance.
-------------------------------------------------------------------------------------------------------------------
ASU 2017-09: COMPENSATION -- STOCK COMPENSATION (TOPIC 718)
-------------------------------------------------------------------------------------------------------------------
This ASU provides clarity and reduces both    Adoption of this amendment on January 1, 2018 did not have a
1) diversity in practice and 2) cost and      material impact on the Company's consolidated financial statements.
complexity when applying guidance in Topic
718, Compensation -- Stock Compensation, to
a change to the terms or conditions of a
share-based payment award.
-------------------------------------------------------------------------------------------------------------------

                                     F-11

                                                    EFFECT ON THE FINANCIAL STATEMENT OR OTHER SIGNIFICANT
                DESCRIPTION                                                 MATTERS
------------------------------------------------------------------------------------------------------------------
ASU 2018-02: INCOME STATEMENT -- REPORTING COMPREHENSIVE INCOME
------------------------------------------------------------------------------------------------------------------
This ASU contains new guidance that permits   The company early adopted the ASU effective October 1, 2018 and
entities to reclassify to retained earnings   recognized the impact in the period of adoption. As a result, the
tax effects "stranded" in AOCI resulting      company reclassified stranded effects resulting from the Tax Act of
from the change in federal tax rate enacted   2017 by decreasing AOCI and increasing retained earnings by
by the Tax Cuts and Jobs Act (the "Tax        $83 million.
Reform Act") on December 22, 2017. If
elected, the stranded tax effects for all
items must be reclassified in AOCI,
including, but not limited to, AFS
securities and employee benefits.
------------------------------------------------------------------------------------------------------------------
ASU 2018-14: COMPENSATION -- RETIREMENT BENEFITS -- DEFINED BENEFIT PLANS -- GENERAL (SUBTOPIC 715-20)
------------------------------------------------------------------------------------------------------------------
This ASU improves the effectiveness of        Effective for the year ended December 31, 2018 the Company disclosures related to defined benefit plans  early adopted new guidance that amends the disclosure guidance
in the notes to the financial statements.     for employee benefit plans, applied on a retrospective basis to all
The amendments in this ASU remove             periods presented. See Note 13 for additional information
disclosures that are no longer considered     regarding the Company's employee benefit plans.
cost beneficial, clarify the specific
requirements of disclosures, and add new,
relevant disclosure requirements.

   Future Adoption of New Accounting Pronouncements

                                                                        EFFECT ON THE FINANCIAL
                                                                          STATEMENT OR OTHER
         DESCRIPTION           EFFECTIVE DATE AND METHOD OF ADOPTION      SIGNIFICANT MATTERS
---------------------------------------------------------------------------------------------------
ASU 2018-17: CONSOLIDATION (TOPIC 810): TARGETED IMPROVEMENTS TO RELATED PARTY GUIDANCE FOR
VARIABLE INTEREST ENTITIES
---------------------------------------------------------------------------------------------------
This ASU provides guidance             Effective for fiscal years    Management currently is
requiring that indirect                beginning after December 15,  evaluating the impact that
interests held through                 2019, and interim periods     adoption of this guidance
related parties in common              within those fiscal years.    will have on the Company's
control arrangements be                Early adoption is permitted.  consolidated financial
considered on a proportional           All entities are required to  statements and
basis for determining whether          apply the amendments in this  related disclosures.
fees paid to decision makers           update retrospectively with a
and service providers are              cumulative-effect adjustment
variable interests.                    to retained earnings at the
                                       beginning of the earliest
                                       period presented.
---------------------------------------------------------------------------------------------------
ASU 2018-13: FAIR VALUE MEASUREMENT (TOPIC 820)
---------------------------------------------------------------------------------------------------
This ASU improves the                  Effective for fiscal years    Management currently is
effectiveness of fair value            beginning after December 15,  evaluating the impact of the
disclosures in the notes to            2019. Early adoption is       guidance on the Company's
financial statements.                  permitted, with the option to financial statement
Amendments in this ASU impact          early adopt amendments to     disclosures but has concluded
the disclosure requirements            remove or modify disclosures, that this guidance will not
in Topic 820, including the            with full adoption of         impact the Company's
removal, modification and              additional disclosure         consolidated financial
addition to existing                   requirements delayed until    position or results
disclosure requirements.               the stated effective date.    of operations.
                                       Amendments on changes in
                                       unrealized gains and losses,
                                       the range and weighted
                                       average of significant
                                       unobservable inputs used to
                                       develop Level 3 fair value
                                       measurements, and the
                                       narrative description of
                                       measurement uncertainty
                                       should be applied
                                       prospectively. All other
                                       amendments should be
                                       applied retrospectively.
---------------------------------------------------------------------------------------------------

                                     F-12

                                                                        EFFECT ON THE FINANCIAL
                                                                          STATEMENT OR OTHER
         DESCRIPTION           EFFECTIVE DATE AND METHOD OF ADOPTION      SIGNIFICANT MATTERS
---------------------------------------------------------------------------------------------------
ASU 2018-12: FINANCIAL SERVICES -- INSURANCE (TOPIC 944)
---------------------------------------------------------------------------------------------------
This ASU provides targeted             Effective date for public     Management currently is
improvements to existing               business entities for fiscal  evaluating the impact that
recognition, measurement,              years and interim periods     adoption of this guidance
presentation, and disclosure           with those fiscal years,      will have on the Company's
requirements for                       beginning after December 31,  consolidated financial
long-duration contracts                2020. Early adoption          statements and related
issued by an insurance                 is permitted.                 disclosures. The Company has
entity. The ASU primarily                                            formed a project
impacts four key                       For the liability for future  implementation team to work
areas, including:                      policyholder benefits for     on compiling all significant
                                       traditional and limited       information needed to assess
Measurement of the liability           payment contracts, companies  the impact of the new
for future policy benefits             can elect one of two adoption guidance, including changes
for traditional and limited            methods. Companies can either to system requirements and
payment contracts. The ASU             elect a modified              internal controls. The
requires companies to review,          retrospective transition      Company expects adoption of
and if necessary update, cash          method applied to contracts   the ASU will have a
flow assumptions at least              in force as of the beginning  significant impact on its
annually for                           of the earliest period        consolidated financial
non-participating traditional          presented on the basis of     condition, results of
and limited-payment insurance          their existing carrying       operations, cash flows and
contracts. Interest rates              amounts, adjusted for the     required disclosures, as well
used to discount the                   removal of any related        as processes and controls.
liability will need to be              amounts in AOCI or a full
updated quarterly using an             retrospective transition
upper medium grade (low                method using actual
credit risk) fixed-income              historical experience
instrument yield.                      information as of contract
                                       inception. The same adoption
Measurement of market risk             method must be used for
benefits ("MRBs"). MRBs, as            deferred acquisition costs.
defined under the ASU, will
encompass certain GMxB                 For MRBs, the ASU should be
features associated with               applied retrospectively as of
variable annuity products and          the earliest period presented
other general account                  by a retrospective
annuities with other than              application to all prior
nominal market risk. The ASU           periods.
requires MRBs to be measured
at fair value with changes in          For deferred acquisition
value attributable to changes          costs, companies can elect
in instrument-specific credit          one of two adoption
risk recognized in OCI.                methods. Companies can either
                                       elect a modified
Amortization of deferred               retrospective transition
acquisition costs. The ASU             method applied to contracts
simplifies the amortization            in force as of the beginning
of deferred acquisition costs          of the earliest period
and other balances amortized           presented on the basis of
in proportion to premiums,             their existing carrying
gross profits, or gross                amounts, adjusted for the
margins, requiring such                removal of any related
balances to be amortized on a          amounts in AOCI or a full
constant level basis over the          retrospective transition
expected term of the                   method using actual
contracts. Deferred costs              historical experience
will be required to be                 information as of contract
written off for unexpected             inception. The same adoption
contract terminations but              method must be used for the
will not be subject to                 liability for future
impairment testing.                    policyholder benefits for
                                       traditional and limited
Expanded footnote                      payment contracts.
disclosures. The ASU requires
additional disclosures
including disaggregated
rollforwards of beginning to
ending balances of the
liability for future policy
benefits, policyholder
account balances, MRBs,
separate account liabilities
and deferred acquisition
costs. Companies will also be
required to disclose
information about significant
inputs, judgements,
assumptions and methods used
in measurement.
---------------------------------------------------------------------------------------------------

                                     F-13

                                                                     EFFECT ON THE FINANCIAL STATEMENT OR OTHER
         DESCRIPTION           EFFECTIVE DATE AND METHOD OF ADOPTION            SIGNIFICANT MATTERS
---------------------------------------------------------------------------------------------------------------
ASU 2018-07: COMPENSATION -- STOCK COMPENSATION (TOPIC 718)
---------------------------------------------------------------------------------------------------------------
This ASU contains new                  Effective for public business              The Company has granted
guidance that largely aligns           entities for fiscal years                  share-based payment awards
the accounting for                     beginning after December 15,               only to employees as defined
share-based payment awards             2018, including interim                    by accounting guidance and
issued to employees and                periods, with early                        does not expect this guidance
non-employees.                         adoption permitted.                        will have a material impact
                                                                                  on its consolidated
                                                                                  financial statements.
---------------------------------------------------------------------------------------------------------------
ASU 2017-12: DERIVATIVES AND HEDGING (TOPIC 815)
---------------------------------------------------------------------------------------------------------------
The amendments in this ASU             Effective for fiscal years                 Management does not expect
better align an entity's risk          beginning after December 15,               this guidance will have a
management activities and              2018 and interim periods                   material impact on the
financial reporting for                within those fiscal years,                 Company's consolidated
hedging relationships through          with early adoption                        financial statements.
changes to both the                    permitted. The effect of
designation and measurement            adoption should be reflected
guidance for qualifying                as of the beginning of the
hedging relationships and the          fiscal year of adoption.
presentation of hedge results.
---------------------------------------------------------------------------------------------------------------
ASU 2017-08: RECEIVABLES -- NONREFUNDABLE FEES AND OTHER COSTS (SUBTOPIC 310-20)
---------------------------------------------------------------------------------------------------------------
This ASU requires certain              Effective for interim and                  Management does not expect
premiums on callable debt              annual periods beginning                   this guidance will have a
securities to be amortized to          after December 15, 2018, with              material impact on the
the earliest call date and is          early adoption permitted and               Company's consolidated
intended to better align               is to be applied on a                      financial statements.
interest income recognition            modified retrospective basis.
with the manner in which
market participants price
these instruments.
---------------------------------------------------------------------------------------------------------------
ASU 2016-13: FINANCIAL INSTRUMENTS -- CREDIT LOSSES (TOPIC 326)
---------------------------------------------------------------------------------------------------------------
This ASU contains new                  Effective for fiscal years                 Management currently is
guidance which introduces an           beginning after December 15,               evaluating the impact that
approach based on expected             2019, including interim                    adoption of this guidance
losses to estimate credit              periods within those fiscal                will have on the Company's
losses on certain types of             years. Early adoption is                   consolidated financial
financial instruments. It              permitted for fiscal years                 statements. Although early
also modifies the impairment           beginning after December 15,               adoption is permitted, the
model for available-for-sale           2018, including interim                    Company expects to adopt ASU
debt securities and provides           periods within those fiscal                2016-13 when it becomes
for a simplified accounting            years. These amendments                    effective for the Company on
model for purchased financial          should be applied through a                January 1, 2020.
assets with credit                     cumulative-effect adjustment
deterioration since                    to retained earnings as of
their origination.                     the beginning of the first
                                       reporting period in which the
                                       guidance is effective.
---------------------------------------------------------------------------------------------------------------
ASU 2016-02: LEASES (TOPIC 842)
---------------------------------------------------------------------------------------------------------------
This ASU contains revised              Effective for fiscal years                 The Company adopted ASU
guidance to lease accounting           beginning after December 15,               2016-02, as well as other
that will require lessees to           2018, including interim                    related clarifications and
recognize on the balance               periods within those fiscal                interpretive guidance issued
sheet a "right-of-use" asset           years, for public business                 by the FASB effective
and a lease liability for              entities. Early application                January 1, 2019. The Company
virtually all lease                    is permitted. Lessees and                  has identified its
arrangements, including those          lessors are required to apply              significant existing leases,
embedded in other contracts.           a modified retrospective                   which primarily include real
Lessor accounting will remain          transition approach, which                 estate leases for office
substantially unchanged from           includes optional practical                space, that will be impacted
the current model but has              expedients that entities may               by the new guidance. The
been updated to align with             elect to apply. In July 2018,              Company's adoption of this
certain changes made to the            the FASB issued ASU 2018-11                guidance is expected to
lessee model.                          which allows for an                        result in a material impact
                                       additional transition method.              on the consolidated balance
                                       The Company will adopt the                 sheets, however it will not
                                       standard utilizing the                     have a material impact on the
                                       additional transition method,              Consolidated Statement of
                                       which allows entities to                   Income (Loss). The Company's
                                       initially apply the new                    adoption of this guidance
                                       leases standard at the                     will result in the
                                       adoption date.                             recognition, as of January 1,
                                                                                  2019, of additional right of
                                                                                  use (RoU) operating lease
                                                                                  assets ranging from
                                                                                  $300 million to $400 million
                                                                                  and operating lease
                                                                                  liabilities ranging from
                                                                                  $400 million to $500 million,
                                                                                  respectively.
                                                                                  The adoption of this standard
                                                                                  will not have a significant
                                                                                  impact on opening
                                                                                  retained earnings.

                                     F-14

   Investments

   The carrying values of fixed maturities classified as available-for-sale
   ("AFS") are reported at fair value. Changes in fair value are reported in other comprehensive income ("OCI"), net of policy related amounts and deferred income taxes. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary which are recognized in Investment gains (losses), net. The redeemable preferred stock investments that are reported in fixed maturities include real estate investment trusts ("REIT"), perpetual preferred stock and redeemable preferred stock. These securities may not have a stated maturity, may not be cumulative and do not provide for mandatory redemption by the issuer.

   The Company determines the fair values of fixed maturities and equity securities based upon quoted prices in active markets, when available, or through the use of alternative approaches when market quotes are not readily accessible or available. These alternative approaches include matrix or model pricing and use of independent pricing services, each supported by reference to principal market trades or other observable market assumptions for similar securities. More specifically, the matrix pricing approach to fair value is a discounted cash flow methodology that incorporates market interest rates commensurate with the credit quality and duration of the investment.

   The Company's management, with the assistance of its investment advisors, monitors the investment performance of its portfolio and reviews AFS securities with unrealized losses for other-than-temporary impairments
   ("OTTI"). Integral to this review is an assessment made each quarter, on a security-by-security basis, by the Company's Investments Under Surveillance
   ("IUS") Committee, of various indicators of credit deterioration to determine whether the investment security is expected to recover. This assessment includes, but is not limited to, consideration of the duration and severity of the unrealized loss, failure, if any, of the issuer of the security to make scheduled payments, actions taken by rating agencies, adverse conditions specifically related to the security or sector, the financial strength, liquidity and continued viability of the issuer.

   If there is no intent to sell or likely requirement to dispose of the fixed maturity security before its recovery, only the credit loss component of any resulting OTTI is recognized in income (loss) and the remainder of the fair value loss is recognized in OCI. The amount of credit loss is the shortfall of the present value of the cash flows expected to be collected as compared to the amortized cost basis of the security. The present value is calculated by discounting management's best estimate of projected future cash flows at the effective interest rate implicit in the debt security at the date of acquisition. Projections of future cash flows are based on assumptions regarding probability of default and estimates regarding the amount and timing of recoveries. These assumptions and estimates require use of management judgment and consider internal credit analyses as well as market observable data relevant to the collectability of the security. For mortgage and asset-backed securities, projected future cash flows also include assumptions regarding prepayments and underlying collateral value.

   Real estate held for the production of income is stated at depreciated cost less valuation allowances.

   Depreciation of real estate held for production of income is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years.

   Policy loans represent funds loaned to policyholders up to the cash surrender value of the associated insurance policies and are carried at the unpaid principal balances due to the Company from the policyholders.
   Interest income on policy loans is recognized in net investment income at the contract interest rate when earned. Policy loans are fully collateralized by the cash surrender value of the associated insurance policies.

   Partnerships, investment companies and joint venture interests that the
   Company has control of and has an economic interest in or those that meet the requirements for consolidation under accounting guidance for consolidation of VIEs are consolidated. Those that the Company does not have control of and does not have a majority economic interest in and those that do not meet the VIE requirements for consolidation are reported on the equity method of accounting and are reported in other equity investments.
   The Company records its interests in certain of these partnerships on a month or one quarter lag.

   Trading securities, which include equity securities and fixed maturities, are carried at fair value based on quoted market prices, with realized and unrealized gains (losses) reported in net investment income (loss) in the statements of Net income (loss).

   Corporate owned life insurance ("COLI") has been purchased by the Company and certain subsidiaries on the lives of certain key employees and the
   Company and these subsidiaries are named as beneficiaries under these policies. COLI is carried at the cash surrender value of the policies. At
   December 31, 2018, 2017 and 2016 the carrying value of COLI was
   $873 million, $911 million and $892 million, respectively, and is reported in Other invested assets in the consolidated balance sheets.

   Cash and cash equivalents includes cash on hand, demand deposits, money market accounts, overnight commercial paper and highly liquid debt instruments purchased with an original maturity of three months or less. Due to the short-term nature of these investments, the recorded value is deemed to approximate fair value.

                                     F-15

   All securities owned, including U.S. government and agency securities, mortgage-backed securities, futures and forwards transactions, are reported in the consolidated financial statements on a trade date basis.

   Derivatives

   Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, financial indices, values of securities or commodities, credit spreads, market volatility, expected returns and liquidity. Values can also be affected by changes in estimates and assumptions, including those related to counterparty behavior and non-performance risk used in valuation models. Derivative financial instruments generally used by the Company include equity, currency, and interest rate futures, total return and/or other equity swaps, interest rate swaps and floors, swaptions, variance swaps and equity options, all of which may be exchange-traded or contracted in the over-the-counter market. All derivative positions are carried in the consolidated balance sheets at fair value, generally by obtaining quoted market prices or through the use of valuation models.

   Freestanding derivative contracts are reported in the consolidated balance sheets either as assets within "Other invested assets" or as liabilities within "Other liabilities". The Company nets the fair value of all derivative financial instruments with counterparties for which an ISDA
   Master Agreement and related Credit Support Annex ("CSA") have been executed. The Company uses derivatives to manage asset/liability risk and has designated some of those economic relationships under the criteria to qualify for hedge accounting treatment. All changes in the fair value of the
   Company's freestanding derivative positions not designated to hedge accounting relationships, including net receipts and payments, are included in "Net derivative gains (losses)" without considering changes in the fair value of the economically associated assets or liabilities.

   The Company is a party to financial instruments and other contracts that contain "embedded" derivative instruments. At inception, the Company assesses whether the economic characteristics of the embedded instrument are
   "clearly and closely related" to the economic characteristics of the remaining component of the "host contract" and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When those criteria are satisfied, the resulting embedded derivative is bifurcated from the host contract, carried in the consolidated balance sheets at fair value, and changes in its fair value are recognized immediately and captioned in the consolidated statements of income (loss) according to the nature of the related host contract. For certain financial instruments that contain an embedded derivative that otherwise would need to be bifurcated and reported at fair value, the
   Company instead may elect to carry the entire instrument at fair value.

   Securities Repurchase and Reverse Repurchase Agreements

   Securities repurchase and reverse repurchase transactions involve the temporary exchange of securities for cash or other collateral of equivalent value, with agreement to redeliver a like quantity of the same or similar securities at a future date prior to maturity at a fixed and determinable price. Transfers of securities under these agreements to repurchase or resell are evaluated by the Company to determine whether they satisfy the criteria for accounting treatment as secured borrowing or lending arrangements. Agreements not meeting the criteria would require recognition of the transferred securities as sales or purchases with related forward repurchase or resale commitments. All of the Company's securities repurchase transactions are accounted for as collateralized borrowings with the related obligations distinctly captioned in the consolidated balance sheets.
   Earnings from investing activities related to the cash received under the
   Company's securities repurchase arrangements are reported in the consolidated statements of income (loss) as "Net investment income" and the associated borrowing cost is reported as "Interest expense." The Company has not actively engaged in securities reverse repurchase transactions.

   Commercial and Agricultural Mortgage Loans on Real Estate

   Mortgage loans are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or on its collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the collateral value measurement method is used.

   For commercial and agricultural mortgage loans, an allowance for credit loss is typically recommended when management believes it is probable that principal and interest will not be collected according to the contractual terms. Factors that influence management's judgment in determining allowance for credit losses include the following:

      .   Loan-to-value ratio -- Derived from current loan balance divided by the fair market value of the property. An allowance for credit loss is typically recommended when the loan-to-value ratio is in excess of
          100%. In the case where the loan-to-value is in excess of 100%, the allowance for credit loss is derived by taking the difference between the fair market value (less cost of sale) and the current loan balance.

      .   Debt service coverage ratio -- Derived from actual operating earnings divided by annual debt service. If the ratio is below 1.0x, then the income from the property does not support the debt.

                                     F-16

      .   Occupancy -- Criteria varies by property type but low or below market occupancy is an indicator of sub-par property performance.

      .   Lease expirations -- The percentage of leases expiring in the upcoming 12 to 36 months are monitored as a decline in rent and/or occupancy may negatively impact the debt service coverage ratio. In the case of single-tenant properties or properties with large tenant exposure, the lease expiration is a material risk factor.

      .   Maturity -- Mortgage loans that are not fully amortizing and have upcoming maturities within the next 12 to 24 months are monitored in conjunction with the capital markets to determine the borrower's ability to refinance the debt and/or pay off the balloon balance.

      .   Borrower/tenant related issues -- Financial concerns, potential bankruptcy or words or actions that indicate imminent default or abandonment of property.

      .   Payment status (current vs. delinquent) -- A history of delinquent payments may be a cause for concern.

      .   Property condition -- Significant deferred maintenance observed during the lenders annual site inspections.

      .   Other -- Any other factors such as current economic conditions may call into question the performance of the loan.

   Mortgage loans also are individually evaluated quarterly by the Company's
   IUS Committee for impairment, including an assessment of related collateral value. Commercial mortgages 60 days or more past due and agricultural mortgages 90 days or more past due, as well as all mortgages in the process of foreclosure, are identified as problem mortgages. Based on its monthly monitoring of mortgages, a class of potential problem mortgages are also identified, consisting of mortgage loans not currently classified as problem mortgages but for which management has doubts as to the ability of the borrower to comply with the present loan payment terms and which may result in the loan becoming a problem or being restructured. The decision whether to classify a performing mortgage loan as a potential problem involves significant subjective judgments by management as to likely future industry conditions and developments with respect to the borrower or the individual mortgaged property.

   For problem mortgage loans, a valuation allowance is established to provide for the risk of credit losses inherent in the lending process. The allowance includes loan specific reserves for mortgage loans determined to be non-performing as a result of the loan review process. A non-performing loan is defined as a loan for which it is probable that amounts due according to the contractual terms of the loan agreement will not be collected. The loan-specific portion of the loss allowance is based on the Company's assessment as to ultimate collectability of loan principal and interest.
   Valuation allowances for a non-performing loan are recorded based on the present value of expected future cash flows discounted at the loan's effective interest rate or based on the fair value of the collateral if the loan is collateral dependent. The valuation allowance for mortgage loans can increase or decrease from period to period based on such factors.

   Impaired mortgage loans without provision for losses are mortgage loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment. Interest income earned on mortgage loans where the collateral value is used to measure impairment is recorded on a cash basis.
   Interest income on mortgage loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

   Mortgage loans are placed on nonaccrual status once management believes the collection of accrued interest is doubtful. Once mortgage loans are classified as nonaccrual mortgage loans, interest income is recognized under the cash basis of accounting and the resumption of the interest accrual would commence only after all past due interest has been collected or the mortgage loan has been restructured to where the collection of interest is considered likely.

   Net Investment Income (Loss), Investment Gains (Losses), Net and Unrealized
   Investment Gains (Losses)

   Realized investment gains (losses) are determined by identification with the specific asset and are presented as a component of revenue. Changes in the valuation allowances are included in Investment gains (losses), net.

   Realized and unrealized holding gains (losses) on trading and equity securities are reflected in Net investment income (loss).

   Unrealized investment gains (losses) on fixed maturities designated as AFS held by the Company are accounted for as a separate component of AOCI, net of related deferred income taxes, as are amounts attributable to certain pension operations, Closed Block's policyholders' dividend obligation, insurance liability loss recognition, DAC related to UL policies, investment-type products and participating traditional life policies.

   Changes in unrealized gains (losses) reflect changes in fair value of only those fixed maturities classified as AFS and do not reflect any change in fair value of policyholders' account balances and future policy benefits.

                                     F-17

   Fair Value of Financial Instruments

   Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. See Note 7 for additional information regarding determining the fair value of financial instruments.

   Recognition of Insurance Income and Related Expenses

   Deposits related to universal life ("UL") and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of fees assessed during the period against policyholders'
   account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

   Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized in income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of DAC.

   For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as revenue when due with any excess profit deferred and recognized in income in a constant relationship to insurance in-force or, for annuities, the amount of expected future benefit payments.

   Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

   DAC

   Acquisition costs that vary with and are primarily related to the acquisition of new and renewal insurance business, reflecting incremental direct costs of contract acquisition with independent third parties or employees that are essential to the contract transaction, as well as the portion of employee compensation, including payroll fringe benefits and other costs directly related to underwriting, policy issuance and processing, medical inspection, and contract selling for successfully negotiated contracts including commissions, underwriting, agency and policy issue expenses, are deferred. In each reporting period, DAC is amortized to
   Amortization of deferred policy acquisition costs of the accrual of imputed interest on DAC balances. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

   After the initial establishment of reserves, premium deficiency and loss recognition tests are performed each period end using best estimate assumptions as of the testing date without provisions for adverse deviation.
   When the liabilities for future policy benefits plus the present value of expected future gross premiums for the aggregate product group are insufficient to provide for expected future policy benefits and expenses for that line of business (i.e., reserves net of any DAC asset), DAC would first be written off and thereafter, if required, a premium deficiency reserve would be established by a charge to earnings.

   AMORTIZATION POLICY

   In accordance with the guidance for the accounting and reporting by insurance enterprises for certain long-duration contracts and participating contracts and for realized gains and losses from the sale of investments, current and expected future profit margins for products covered by this guidance are examined regularly in determining the amortization of DAC.

   DAC associated with certain variable annuity products is amortized based on estimated assessments, with DAC on the remainder of variable annuities, UL and investment-type products amortized over the expected total life of the contract group as a constant percentage of estimated gross profits arising principally from investment results, Separate Accounts fees, mortality and expense margins and surrender charges based on historical and anticipated future experience, embedded derivatives and changes in the reserve of products that have indexed features such as SCS IUL and MSO, updated at the end of each accounting period. When estimated gross profits are expected to be negative for multiple years of a contract life, DAC is amortized using the present value of estimated assessments. The effect on the amortization of DAC of revisions to estimated gross profits or assessments is reflected in earnings (loss) in the period such estimated gross profits or assessments are revised. A decrease in expected gross profits or assessments would accelerate DAC amortization. Conversely, an increase in expected gross profits or assessments would slow DAC amortization. The effect on the DAC assets that would result from realization of unrealized gains (losses) is recognized with an offset to AOCI in consolidated equity as of the balance sheet date.

                                     F-18

   A significant assumption in the amortization of DAC on variable annuities and, to a lesser extent, on variable and interest-sensitive life insurance relates to projected future separate account performance. Management sets estimated future gross profit or assessment assumptions related to separate account performance using a long-term view of expected average market returns by applying a Reversion to the Mean ("RTM") approach, a commonly used industry practice. This future return approach influences the projection of fees earned, as well as other sources of estimated gross profits. Returns that are higher than expectations for a given period produce higher than expected account balances, increase the fees earned resulting in higher expected future gross profits and lower DAC amortization for the period. The opposite occurs when returns are lower than expected.

   In applying this approach to develop estimates of future returns, it is assumed that the market will return to an average gross long-term return estimate, developed with reference to historical long-term equity market performance. Management has set limitations as to maximum and minimum future rate of return assumptions, as well as a limitation on the duration of use of these maximum or minimum rates of return. At December 31, 2018, the average gross short-term and long-term annual return estimate on variable and interest-sensitive life insurance and variable annuities was 7.0% (4.7%
   net of product weighted average Separate Accounts fees), and the gross maximum and minimum short-term annual rate of return limitations were 15.0%
   (12.7% net of product weighted average Separate Accounts fees) and 0.0%
   ((2.3)% net of product weighted average Separate Accounts fees), respectively. The maximum duration over which these rate limitations may be applied is five years. This approach will continue to be applied in future periods. These assumptions of long-term growth are subject to assessment of the reasonableness of resulting estimates of future return assumptions.

   In addition, projections of future mortality assumptions related to variable and interest-sensitive life products are based on a long-term average of actual experience. This assumption is updated periodically to reflect recent experience as it emerges. Improvement of life mortality in future periods from that currently projected would result in future deceleration of DAC amortization. Conversely, deterioration of life mortality in future periods from that currently projected would result in future acceleration of DAC amortization.

   Other significant assumptions underlying gross profit estimates for UL and investment type products relate to contract persistency and General Account investment spread.

   For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 2018, the average rate of assumed investment yields, excluding policy loans, for the
   Company was 4.7% grading to 4.3% over six years. Estimated gross margins include anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. The effect on the accumulated amortization of DAC of revisions to estimated gross margins is reflected in earnings in the period such estimated gross margins are revised. The effect on the DAC assets that would result from realization of unrealized gains
   (losses) is recognized with an offset to AOCI in consolidated equity as of the balance sheet date. Many of the factors that affect gross margins are included in the determination of the Company's dividends to these policyholders. DAC adjustments related to participating traditional life policies do not create significant volatility in results of operations as the Closed Block recognizes a cumulative policyholder dividend obligation expense in "Policyholders' dividends," for the excess of actual cumulative earnings over expected cumulative earnings as determined at the time of demutualization.

   DAC associated with non-participating traditional life policies are amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in income (loss) in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy. DAC related to these policies are subject to recoverability testing as part of the Company's premium deficiency testing. If a premium deficiency exists, DAC are reduced by the amount of the deficiency or to zero through a charge to current period earnings (loss). If the deficiency exceeds the DAC balance, the reserve for future policy benefits is increased by the excess, reflected in earnings
   (loss) in the period such deficiency occurs.

   For some products, policyholders can elect to modify product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. These transactions are known as internal replacements. If such modification substantially changes the contract, the associated DAC is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

   Reinsurance

   For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. Cessions under reinsurance agreements do not discharge the

                                     F-19

   Company's obligations as the primary insurer. The Company reviews all contractual features, including those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

   For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as Premiums ceded (assumed); and Amounts due from reinsurers (Amounts due to reinsurers)
   are established.

   Amounts currently recoverable under reinsurance agreements are included in
   Amounts due from reinsurers and amounts currently payable are included in
   Amounts due to reinsurers. Assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance recoverable balances could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance.

   Premiums, Policy charges and fee income and Policyholders' benefits include amounts assumed under reinsurance agreements and are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues. With respect to GMIBs, a portion of the directly written GMIBs are accounted for as insurance liabilities, but the associated reinsurance agreements contain embedded derivatives. These embedded derivatives are included in GMIB reinsurance contract asset, at fair value with changes in estimated fair value reported in Net derivative gains
   (losses).

   If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in Other liabilities and deposits made are included within premiums, reinsurance and other receivables. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

   For reinsurance contracts other than those accounted for as derivatives, reinsurance recoverable balances are calculated using methodologies and assumptions that are consistent with those used to calculate the direct liabilities.

   Policyholder Bonus Interest Credits

   Policyholder bonus interest credits are offered on certain deferred annuity products in the form of either immediate bonus interest credited or enhanced interest crediting rates for a period of time. The interest crediting expense associated with these policyholder bonus interest credits is deferred and amortized over the lives of the underlying contracts in a manner consistent with the amortization of DAC. Unamortized balances are included in Other assets in the consolidated balance sheets and amortization is included in Interest credited to policyholders' account balances in the consolidated statements of income (loss).

   Policyholders' Account Balances and Future Policy Benefits

   Policyholders' account balances relate to contracts or contract features where the Company has no significant insurance risk. This liability represents the contract value that has accrued to the benefit of the policyholder as of the balance sheet date.

   For participating traditional life insurance policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial insurance assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

   For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Company's experience that, together with interest and expense assumptions, includes a margin for adverse deviation. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated policyholders' fund balances and, after annuitization, are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from
   4.5% to 6.3% (weighted average of 5.0%) for approximately 99.2% of life insurance liabilities and from 1.6% to 5.5% (weighted average of 4.8%) for annuity liabilities.

                                     F-20

   Individual health benefit liabilities for active lives are estimated using the net level premium method and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. While management believes its disability income ("DI") reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

   When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings.

   Funding agreements are also reported in Policyholders' account balances in the consolidated balance sheets. As a member of the Federal Home Loan Bank of New York ("FHLBNY"), the Company has access to collateralized borrowings.
   The Company may also issue funding agreements to the FHLBNY. Both the collateralized borrowings and funding agreements would require the Company to pledge qualified mortgage-backed assets and/or government securities as collateral.

   The Company has issued and continues to offer certain variable annuity products with guaranteed minimum death benefits ("GMDB") and/or contain a guaranteed minimum living benefit ("GMLB," and together with GMDB, the "GMxB features") which, if elected by the policyholder after a stipulated waiting period from contract issuance, guarantees a minimum lifetime annuity based on predetermined annuity purchase rates that may be in excess of what the contract account value can purchase at then-current annuity purchase rates.
   This minimum lifetime annuity is based on predetermined annuity purchase rates applied to a guaranteed minimum income benefit ("GMIB") base. The
   Company previously issued certain variable annuity products with and guaranteed income benefit ("GIB") features, guaranteed withdrawal benefit for life ("GWBL"), guaranteed minimum withdrawal benefit ("GMWB") and guaranteed minimum accumulation benefit ("GMAB") features. The Company has also assumed reinsurance for products with GMxB features.

   Reserves for products that have GMIB features, but do not have no-lapse guarantee features, and products with GMDB features are determined by estimating the expected value of death or income benefits in excess of the projected contract accumulation value and recognizing the excess over the estimated life based on expected assessments (i.e., benefit ratio). The determination of this estimated liability is based on models that involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, contract surrender and withdrawal rates, mortality experience, and, for contracts with the GMIB feature, GMIB election rates. Assumptions regarding separate account performance used for purposes of this calculation are set using a long-term view of expected average market returns by applying a RTM approach, consistent with that used for DAC amortization. There can be no assurance that actual experience will be consistent with management's estimates.

   Products that have a GMIB feature with a no-lapse guarantee rider
   ("GMIBNLG"), GIB, GWBL, GMWB and GMAB features and the assumed products with
   GMIB features (collectively "GMxB derivative features") are considered either freestanding or embedded derivatives and discussed below under
   ("Embedded and Freestanding Insurance Derivatives").

   After the initial establishment of reserves, premium deficiency and loss recognition tests are performed each period end using best estimate assumptions as of the testing date without provisions for adverse deviation.
   When the liabilities for future policy benefits plus the present value of expected future gross premiums for the aggregate product group are insufficient to provide for expected future policy benefits and expenses for that line of business (i.e., reserves net of any DAC asset), DAC would first be written off and thereafter, if required, a premium deficiency reserve would be established by a charge to earnings. Premium deficiency reserves have been recorded for the group single premium annuity business, certain interest-sensitive life contracts, structured settlements, individual disability income and major medical. Additionally, in certain instances the policyholder liability for a particular line of business may not be deficient in the aggregate to trigger loss recognition, but the pattern of earnings may be such that profits are expected to be recognized in earlier years followed by losses in later years. This pattern of profits followed by losses is exhibited in our VISL business and is generated by the cost structure of the product or secondary guarantees in the contract. The secondary guarantee ensures that, subject to specified conditions, the policy will not terminate and will continue to provide a death benefit even if there is insufficient policy value to cover the monthly deductions and charges. We accrue for these Profits Followed by Losses ("PFBL") using a dynamic approach that changes over time as the projection of future losses change.

   Embedded and Freestanding Insurance Derivatives

   Reserves for products considered either embedded or freestanding derivatives are measured at estimated fair value separately from the host variable annuity product, with changes in estimated fair value reported in Net derivative gains (losses). The estimated fair values of these derivatives are determined based on the present value of projected future benefits minus the present value of projected future fees attributable to the guarantee.
   The projections of future benefits and future fees require capital markets and actuarial assumptions, including expectations concerning policyholder behavior. A risk-neutral valuation methodology is used under which the cash flows from the guarantees are projected under multiple capital market scenarios using observable risk-free rates.

                                     F-21

   Additionally, the Company cedes and assumes reinsurance of products with
   GMxB features, which are considered either an embedded or freestanding derivative and measured at fair value. The GMxB reinsurance contract asset and liabilities' fair values reflect the present value of reinsurance premiums and recoveries and risk margins over a range of market-consistent economic scenarios.

   Changes in the fair value of embedded and freestanding derivatives are reported in Net derivative gains (losses). Embedded derivatives in direct and assumed reinsurance contracts are reported in Future policyholders'
   benefits and other policyholders' liabilities and embedded derivatives in ceded reinsurance contracts are reported in the GMIB reinsurance contract asset, at fair value in the consolidated balance sheets.

   Embedded and freestanding insurance derivatives fair values are determined based on the present value of projected future benefits minus the present value of projected future fees. At policy inception, a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits is attributed to the embedded derivative. The percentage of fees included in the fair value measurement is locked-in at inception. Fees above those amounts represent "excess" fees and are reported in Policy charges and fee income.

   Policyholders' Dividends

   The amount of policyholders' dividends to be paid (including dividends on policies included in the Closed Block) is determined annually by the board of directors of the issuing insurance company. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by the Company.

   Separate Accounts

   Generally, Separate Accounts established under New York State and Arizona
   State Insurance Law are not chargeable with liabilities that arise from any other business of the Company. Separate Accounts assets are subject to
   General Account claims only to the extent Separate Accounts assets exceed separate accounts liabilities. Assets and liabilities of the Separate
   Account represent the net deposits and accumulated net investment earnings
   (loss) less fees, held primarily for the benefit of policyholders, and for which the Company does not bear the investment risk. Separate Accounts assets and liabilities are shown on separate lines in the consolidated balance sheets. Assets held in Separate Accounts are reported at quoted market values or, where quoted values are not readily available or accessible for these securities, their fair value measures most often are determined through the use of model pricing that effectively discounts prospective cash flows to present value using appropriate sector-adjusted credit spreads commensurate with the security's duration, also taking into consideration issuer-specific credit quality and liquidity. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to policyholders of such Separate Accounts are offset within the same line in the consolidated statements of income (loss). For 2018, 2017 and 2016, investment results of such Separate Accounts were losses of $7.2 billion, and gains of $16.7 billion and $8.2 billion, respectively.

   Deposits to Separate Accounts are reported as increases in Separate Accounts assets and liabilities and are not reported in revenues or expenses.
   Mortality, policy administration and surrender charges on all policies including those funded by Separate Accounts are included in revenues.

   The Company reports the General Account's interests in Separate Accounts as
   Other trading in the consolidated balance sheets.

   Broker-Dealer Revenues, Receivables and Payables

   AXA Advisors and certain of the Company's other subsidiaries provide investment management, brokerage and distribution services for affiliates and third parties. Third-party revenues earned from these services are reported in Other income in the Company's consolidated statement of income
   (loss).

   Receivables from and payables to clients include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables; such collateral is not reflected in the consolidated financial statements.

   Internal-use Software

   Capitalized internal-use software, included in Other assets in the consolidated balance sheets, is amortized on a straight-line basis over the estimated useful life of the software that ranges between three and five years. Capitalized amounts are periodically tested for impairment in accordance with the guidance on impairment of long-lived assets. An immediate charge to earnings is recognized if capitalized software costs no longer are deemed to be recoverable. In addition, service potential is periodically reassessed to determine whether facts and circumstances have compressed the software's useful life such that acceleration of amortization over a shorter period than initially determined would be required.

                                     F-22

   Long-Term Debt

   Liabilities for long-term debt are primarily carried at an amount equal to unpaid principal balance, net of unamortized discount or premium and debt issue costs. Original-issue discount or premium and debt-issue costs are recognized as a component of interest expense over the period the debt is expected to be outstanding, using the interest method of amortization.
   Interest expense is generally presented within Interest expense in the consolidated statements of income (loss). See Note 11 for additional information regarding long-term debt.

   Income Taxes

   The Company and certain of its consolidated subsidiaries and affiliates file a consolidated federal income tax return. The Company provides for federal and state income taxes currently payable, as well as those deferred due to temporary differences between the financial reporting and tax bases of assets and liabilities. Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred tax assets will not be realized.

   Under accounting for uncertainty in income taxes guidance, the Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the consolidated financial statements. Tax positions are then measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

   Recognition of Investment Management and Service Fees and Related Expenses

   INVESTMENT MANAGEMENT, ADVISORY AND SERVICE FEES

   Reported as Investment management and service fees in the Company's consolidated statements of income (loss) are investment management and administrative service fees earned by AXA Equitable Funds Management Group,
   LLC ("AXA Equitable FMG") as well as certain asset-based fees associated with insurance contracts.

   AXA Equitable FMG provides investment management and administrative services, such as fund accounting and compliance services, to AXA Premier
   VIP Trust ("VIP Trust"), EQ Advisors Trust ("EQAT") and 1290 Funds as well as two private investment trusts established in the Cayman Islands, AXA
   Allocation Funds Trust and AXA Offshore Multimanager Funds Trust
   (collectively, the "Other AXA Trusts"). The contracts supporting these revenue streams create a distinct, separately identifiable performance obligation for each day the assets are managed for the performance of a series of services that are substantially the same and have the same pattern of transfer to the customer. Accordingly, these investment management, advisory, and administrative service base fees are recorded over time as services are performed and entitle the Company to variable consideration.
   Base fees, generally calculated as a percentage of assets under management
   ("AUM"), are recognized as revenue at month-end when the transaction price no longer is variable and the value of the consideration is determined.
   These fees are not subject to claw back and there is minimal probability that a significant reversal of the revenue recorded will occur.

   Sub-advisory and sub-administrative expenses associated with these services are calculated and recorded as the related services are performed in Other operating costs and expense in the consolidated statements of income (loss)
   as the Company is acting in a principal capacity in these transactions and, as such, reflects these revenues and expenses on a gross basis.

   DISTRIBUTION SERVICES

   Revenues from distribution services include fees received as partial reimbursement of expenses incurred in connection with the sale of certain mutual funds and the 1290 Funds and for the distribution primarily of EQAT and VIP Trust shares to separate accounts in connection with the sale of variable life and annuity contracts. The amount and timing of revenues recognized from performance of these distribution services often is dependent upon the contractual arrangements with the customer and the specific product sold as further described below.

   Most open-end management investment companies, such as U.S. funds and the
   EQAT and VIP Trusts and the 1290 Funds, have adopted a plan under Rule 12b-1 of the Investment Company Act that allows for certain share classes to pay out of assets, distribution and service fees for the distribution and sale of its shares ("12b-1 Fees"). These open-end management investment companies have such agreements with the Company, and the Company has selling and distribution agreements pursuant to which it pays sales commissions to the financial intermediaries that distribute the shares. These agreements may be terminated by either party upon notice (generally 30 days) and do not obligate the financial intermediary to sell any specific amount of shares.

                                     F-23

   The Company records 12b-1 fees monthly based upon a percentage of the net asset value ("NAV") of the funds. At month-end, the variable consideration of the transaction price is no longer constrained as the NAV can be calculated and the value of consideration is determined. These services are separate and distinct from other asset management services as the customer can benefit from these services independently of other services. The Company accrues the corresponding 12b-1 fees paid to sub-distributors monthly as the expenses are incurred. The Company is acting in a principal capacity in these transactions; as such, these revenues and expenses are recorded on a gross basis in the consolidated statements of income (loss).

   OTHER REVENUES

   Also reported as Investment management and service fees in the Company's consolidated statements of income (loss) are other revenues from contracts with customers, primarily consisting of mutual fund reimbursements and other brokerage income.

   OTHER INCOME

   Revenues from contracts with customers reported as Other Income in the
   Company's consolidated statements of income (loss) primarily consist of advisory account fees and brokerage commissions from the Company's subsidiary broker-dealer operations and sales commissions from the Company's general agent for the distribution of non-affiliate insurers' life insurance and annuity products. These revenues are recognized at month-end when constraining factors, such as AUM and product mix, are resolved and the transaction pricing no longer is variable such that the value of consideration can be determined.

   Discontinued Operations

   The results of operations of a component of the Company that has been disposed of are reported in discontinued operations if certain criteria are met; such as if the disposal represents a strategic shift that has or will have a major effect on the Company's operations and financial results. The results of AB are reflected in the Company's consolidated financial statements as discontinued operations and, therefore, are presented as assets and liabilities of disposed subsidiary on the consolidated balance sheets and net income (loss) from discontinued operations, net of taxes and noncontrolling interest on the consolidated statements of income
   (loss). Intercompany transactions between the Company and AB prior to the disposal have been eliminated. See Note 19 for information on discontinued
   operations and transactions with AB.

   Assumption Updates and Model Changes

   In 2018, the Company began conducting its annual review of our assumptions and models during the third quarter, consistent with industry practice. The annual review encompasses assumptions underlying the valuation of unearned revenue liabilities, embedded derivatives for our insurance business, liabilities for future policyholder benefits, DAC and deferred sales inducement assets ("DSI"). As a result of this review, some assumptions were updated, resulting in increases and decreases in the carrying values of these product liabilities and assets.

   The net impact of assumption changes in the third quarter of 2018 decreased
   Policy charges and fee income by $12 million, decreased Policyholders'
   benefits by $684 million, increased Net derivative losses by $1.1 billion, and decreased the Amortization of DAC by $165 million. This resulted in a decrease in the third quarter of 2018 in Income (loss) from operations, before income taxes of $228 million and decreased Net income (loss) by approximately $187 million.

   In 2017, the Company made several assumption updates and model changes, including the following: (1) updated the expectation of long-term Separate
   Accounts volatility used in estimating policyholders' benefits for variable annuities with GMDB and GMIB guarantees and variable universal life contracts with secondary guarantees; (2) updated the estimated duration used to calculate policyholders' benefits for variable annuities with GMDB and
   GMIB guarantees and the period over which DAC is amortized; (3) updated policyholder behavior assumptions based on emerging experience, including expectations of long-term lapse and partial withdrawal rates for variable annuities with GMxB features; (4) updated premium funding assumptions for certain universal life and variable universal life products with secondary guarantees; (5) completed its periodic review and updated its long-term mortality assumption for universal, variable universal and traditional life products; (6) updated the assumption for long-term General Account spread and yield assumptions in the DAC amortization and loss recognition testing calculations for universal life, variable universal life and deferred annuity business lines; (7) updated our maintenance expense assumption for universal life and variable universal life products; and (8) implemented other actuarial assumption updates and model changes, resulting in the full release of the reserve. The net impact of assumption changes in 2017 increased Policyholders' benefits by $23 million, decreased the Amortization of DAC by $247 million, decreased Policy charges and fee income by
   $88 million, increased the fair value of our GMIB reinsurance asset by
   $1.5 billion and decreased the fair value of the GMIBNLG liability by
   $447 million. This resulted in an increase in Income (loss) from operations, before income taxes of $1.7 billion and increased Net income by approximately $1.1 billion.

   In 2016, the Company made several assumption updates and model changes including the following (1) updated the premium funding assumption used in setting variable life policyholder benefit reserves; (2) made changes in the model used in calculating premium loads,

                                     F-24

   which increased interest sensitive life policyholder benefit reserves;
   (3) updated its mortality assumption for certain variable interest-sensitive life ("VISL") products as a result of favorable mortality experience for some of its older products and unfavorable mortality experience on some of its newer products and (4) updated the General Account spread and yield assumptions for certain VISL products to reflect lower expected investment yields. The net impact of assumption updates and model changes in 2016 decreased Policyholders' benefits by $135 million, increased the
   Amortization of DAC by $193 million, increased Policy charges and fee income by $35 million, decreased Income (loss) from operations, before income taxes by $23 million and decreased Net income by approximately $15 million.

   Revision of Prior Year Financial Statements

   During the fourth quarter of 2018, the Company identified certain cash flows that were incorrectly classified in the Company's consolidated statements of cash flows. The Company has determined that these mis-classifications were not material to the financial statements of any period. However, in order to improve the consistency and comparability of the financial statements, management revised the consolidated statements of cash flows for the year ended December 31, 2017. See Note 21 for further information.

   Reclassification of DAC Capitalization

   During the fourth quarter of 2018, the Company changed the presentation of the capitalization of deferred policy acquisition costs ("DAC") in the consolidated statements of income for all prior periods presented herein by netting the capitalized amounts within the applicable expense line items, such as Compensation and benefits, Commissions and distribution plan payments and Other operating costs and expenses. Previously, the Company had netted the capitalized amounts within the Amortization of deferred acquisition costs. There was no impact on Net income (loss) or Comprehensive income of this reclassification.

   The reclassification adjustments for the years ended December 31, 2017 and
   2016 are presented in the table below. Capitalization of DAC reclassified to
   Compensation and benefits, Commissions and distribution plan payments, and
   Other operating costs and expenses reduced the amounts previously reported in those expense line items, while the capitalization of DAC reclassified from the Amortization of deferred policy acquisition costs line item increases that expense line item.

                                                          Years Ended December 31,
                                                        ----------------------------
                                                             2017           2016
                                                        --------------- ------------
                                                               (in millions)
REDUCTIONS TO EXPENSE LINE ITEMS:
  Compensation and benefits............................ $           128 $        128
  Commissions and distribution plan payments...........             443          460
  Other operating costs and expenses...................               7            6
                                                        --------------- ------------
   Total reductions.................................... $           578 $        594
                                                        =============== ============
INCREASE TO EXPENSE LINE ITEM:
                                                        --------------- ------------
  Amortization of deferred policy acquisition costs.... $           578 $        594
                                                        =============== ============

                                     F-25

3) INVESTMENTS

   Fixed Maturities

   The following tables provide information relating to fixed maturities classified as AFS. As a result of the adoption of "Financial
   Instruments -- Recognition and Measurement of Financial Assets and Financial
   Liabilities" (ASU 2016-01) on January 1, 2018 (see Note 2), equity securities are no longer classified and accounted for as available-for-sale securities.

                AVAILABLE-FOR-SALE SECURITIES BY CLASSIFICATION

                                                            GROSS        GROSS
                                              AMORTIZED   UNREALIZED   UNREALIZED                 OTTI
                                                COST        GAINS        LOSSES    FAIR VALUE  IN AOCI/(4)/
                                              ---------- ------------- ----------- ----------- ------------
                                                                      (IN MILLIONS)
DECEMBER 31, 2018:
------------------
Fixed Maturities:
  Corporate/(1)/............................. $   26,690 $         385 $       699 $    26,376 $         --
  U.S. Treasury, government and agency.......     13,646           143         454      13,335           --
  States and political subdivisions..........        408            47           1         454           --
  Foreign governments........................        515            17          13         519           --
  Residential mortgage-backed/(2)/...........        193             9          --         202           --
  Asset-backed/(3)/..........................        600             1          11         590            2
  Redeemable preferred stock.................        440            16          17         439           --
                                              ---------- ------------- ----------- ----------- ------------

TOTAL AT DECEMBER 31, 2018................... $   42,492 $         618 $     1,195 $    41,915 $          2
                                              ========== ============= =========== =========== ============

December 31, 2017:
------------------
Fixed Maturities:
  Corporate/(1)/............................. $   20,596 $         942 $        56 $    21,482 $         --
  U.S. Treasury, government and agency.......     12,644           676         185      13,135           --
  States and political subdivisions..........        414            67          --         481           --
  Foreign governments........................        387            27           5         409           --
  Residential mortgage-backed/(2)/...........        236            15          --         251           --
  Asset-backed/(3)/..........................         93             3          --          96            2
  Redeemable preferred stock.................        461            44           1         504           --
                                              ---------- ------------- ----------- ----------- ------------
   Total Fixed Maturities....................     34,831         1,774         247      36,358            2

Equity securities............................        157            --          --         157           --
                                              ---------- ------------- ----------- ----------- ------------

Total at December 31, 2017................... $   34,988 $       1,774 $       247 $    36,515 $          2
                                              ========== ============= =========== =========== ============
   --------
   /(1)/Corporate fixed maturities include both public and private issues.
   /(2)/Includes publicly traded agency pass-through securities and collateralized obligations.
   /(3)/Includes credit-tranched securities collateralized by sub-prime mortgages and other asset types and credit tenant loans.
   /(4)/Amounts represent OTTI losses in AOCI, which were not included in income (loss) in accordance with current accounting guidance.

   The contractual maturities of AFS fixed maturities at December 31, 2018 are shown in the table below. Bonds not due at a single maturity date have been included in the table in the final year of maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                     F-26

         CONTRACTUAL MATURITIES OF AVAILABLE-FOR-SALE FIXED MATURITIES

                                                        AMORTIZED
                                                          COST     FAIR VALUE
                                                        ---------- ----------
                                                            (IN MILLIONS)
DECEMBER 31, 2018:
Due in one year or less................................ $    2,085 $    2,090
Due in years two through five..........................      8,087      8,141
Due in years six through ten...........................     14,337     14,214
Due after ten years....................................     16,750     16,239
                                                        ---------- ----------
   Subtotal............................................     41,259     40,684
Residential mortgage-backed securities.................        193        202
Asset-backed securities................................        600        590
Redeemable preferred stock.............................        440        439
                                                        ---------- ----------
TOTAL AT DECEMBER 31, 2018............................. $   42,492 $   41,915
                                                        ========== ==========

   The following table shows proceeds from sales, gross gains (losses) from sales and OTTI for AFS fixed maturities for the years ended December 31,
   2018, 2017 and 2016:

                                                   FOR THE YEARS ENDED DECEMBER 31,
                                                   -------------------------------
                                                      2018       2017       2016
                                                   ---------  ---------  ---------
                                                            (IN MILLIONS)
Proceeds from sales............................... $   7,136  $   7,232  $   4,324
                                                   =========  =========  =========
Gross gains on sales.............................. $     145  $      98  $     111
                                                   =========  =========  =========
Gross losses on sales............................. $    (103) $    (211) $     (58)
                                                   =========  =========  =========
Total OTTI........................................ $     (37) $     (13) $     (65)
Non-credit losses recognized in OCI...............        --         --         --
                                                   ---------  ---------  ---------
Credit losses recognized in net income (loss)..... $     (37) $     (13) $     (65)
                                                   =========  =========  =========

   The following table sets forth the amount of credit loss impairments on AFS fixed maturities held by the Company at the dates indicated and the corresponding changes in such amounts:

                  FIXED MATURITIES -- CREDIT LOSS IMPAIRMENTS

                                                          2018      2017
                                                        --------  --------
                                                           (IN MILLIONS)
Balances at January 1,................................. $    (10) $   (190)
Previously recognized impairments on securities that
  matured, paid, prepaid or sold.......................        1       193
Recognized impairments on securities impaired to fair
  value this period/(1)/...............................       --        --
Impairments recognized this period on securities not
  previously impaired..................................      (37)      (13)
Additional impairments this period on securities
  previously impaired..................................       --        --
Increases due to passage of time on previously
  recorded credit losses...............................       --        --
Accretion of previously recognized impairments due to
  increases in expected cash flows.....................       --        --
                                                        --------  --------
Balances at December 31,............................... $    (46) $    (10)
                                                        ========  ========
   --------
   /(1)/Represents circumstances where the Company determined in the current period that it intends to sell the security or it is more likely than not that it will be required to sell the security before recovery of the security's amortized cost.

                                     F-27

   Net unrealized investment gains (losses) on fixed maturities classified as
   AFS are included in the consolidated balance sheets as a component of AOCI.
   The table below presents these amounts as of the dates indicated:

                                                             AS OF DECEMBER 31,
                                                            --------------------
                                                              2018       2017
                                                            --------  ----------
                                                               (IN MILLIONS)
AFS Securities:
  Fixed maturities:
   With OTTI loss.......................................... $     --  $        1
   All other...............................................     (577)      1,526
                                                            --------  ----------
Net Unrealized Gains (Losses).............................. $   (577) $    1,527
                                                            ========  ==========

   Changes in net unrealized investment gains (losses) recognized in AOCI include reclassification adjustments to reflect amounts realized in Net income (loss) for the current period that had been part of OCI in earlier periods. The tables that follow below present a roll-forward of net unrealized investment gains (losses) recognized in AOCI, split between amounts related to fixed maturities on which an OTTI loss has been recognized and all other:

      NET UNREALIZED GAINS (LOSSES) ON FIXED MATURITIES WITH OTTI LOSSES

                                                                                                               AOCI GAIN
                                                                                                                 (LOSS)
                                               NET UNREALIZED                                   DEFERRED       RELATED TO
                                                   GAINS                                         INCOME      NET UNREALIZED
                                                (LOSSES) ON                   POLICYHOLDERS'    TAX ASSET      INVESTMENT
                                                INVESTMENTS         DAC        LIABILITIES     (LIABILITY)   GAINS (LOSSES)
                                              ---------------  ------------  ---------------  ------------  ----------------
                                                                               (IN MILLIONS)
BALANCE, JANUARY 1, 2018..................... $             1  $          1  $            (1) $         (5) $             (4)
Net investment gains (losses) arising during
  the period.................................              (1)           --               --            --                (1)
Reclassification adjustment:
   Included in Net income (loss).............              --            --               --            --                --
   Excluded from Net income (loss)/(1)/......              --            --               --            --                --
Impact of net unrealized investment gains
  (losses) on:
   DAC.......................................              --            (1)              --            --                (1)
   Deferred income taxes.....................              --            --               --             5                 5
   Policyholders' liabilities................              --            --                1            --                 1
                                              ---------------  ------------  ---------------  ------------  ----------------
BALANCE, DECEMBER 31, 2018................... $            --  $         --  $            --  $         --  $             --
                                              ===============  ============  ===============  ============  ================

Balance, January 1, 2017..................... $            19  $         (1) $           (10) $         (3) $              5
Net investment gains (losses) arising during
  the period.................................             (18)           --               --            --               (18)
Reclassification adjustment:
   Included in Net income (loss).............              --            --               --            --                --
   Excluded from Net income (loss)/(1)/......              --            --               --            --                --
Impact of net unrealized investment gains
  (losses) on:
   DAC.......................................              --             2               --            --                 2
   Deferred income taxes.....................              --            --               --            (2)               (2)
   Policyholders' liabilities................              --            --                9            --                 9
                                              ---------------  ------------  ---------------  ------------  ----------------
Balance, December 31, 2017................... $             1  $          1  $            (1) $         (5) $             (4)
                                              ===============  ============  ===============  ============  ================
   --------
  /(1)/Represents "transfers in" related to the portion of OTTI losses recognized during the period that were not recognized in income (loss)
       for securities with no prior OTTI loss.

                                     F-28

          ALL OTHER NET UNREALIZED INVESTMENT GAINS (LOSSES) IN AOCI

                                                   NET                                                     AOCI GAIN (LOSS)
                                               UNREALIZED                                    DEFERRED         RELATED TO
                                                  GAINS                                       INCOME        NET UNREALIZED
                                               (LOSSES) ON                 POLICYHOLDERS'    TAX ASSET        INVESTMENT
                                               INVESTMENTS       DAC        LIABILITIES     (LIABILITY)     GAINS (LOSSES)
                                              -------------  -----------  ---------------  -------------  -----------------
                                                                              (IN MILLIONS)
BALANCE, JANUARY 1, 2018..................... $       1,526  $      (315) $          (232) $        (300) $             679
Net investment gains (losses) arising during
  the period.................................        (2,098)          --               --             --             (2,098)
Reclassification adjustment:
   Included in Net income (loss).............            (5)          --               --             --                 (5)
   Excluded from Net income (loss)/(1)/......            --           --               --             --                 --
Impact of net unrealized investment gains
  (losses) on:
   DAC.......................................            --          354               --             --                354
   Deferred income taxes/(2)/................            --           --               --            425                425
   Policyholders' liabilities................            --           --              177             --                177
                                              -------------  -----------  ---------------  -------------  -----------------
BALANCE, DECEMBER 31, 2018................... $        (577) $        39  $           (55) $         125  $            (468)
                                              =============  ===========  ===============  =============  =================

Balance, January 1, 2017..................... $         428  $      (104) $          (188) $         (47) $              89
Net investment gains (losses) arising during
  the period.................................         1,085           --               --             --              1,085
Reclassification adjustment:
   Included in Net income (loss).............            13           --               --             --                 13
   Excluded from Net income (loss)/(1)/......            --           --               --             --                 --
Impact of net unrealized investment gains
  (losses) on:
   DAC.......................................            --         (211)              --             --               (211)
   Deferred income taxes.....................            --           --               --           (253)              (253)
   Policyholders' liabilities................            --           --              (44)            --                (44)
                                              -------------  -----------  ---------------  -------------  -----------------
Balance, December 31, 2017................... $       1,526  $      (315) $          (232) $        (300) $             679
                                              =============  ===========  ===============  =============  =================
   --------
  /(1)/Represents "transfers out" related to the portion of OTTI losses during the period that were not recognized in income (loss) for securities with no prior OTTI loss.
  /(2)/Includes a $86 million income tax benefit from the impact of adoption of
       ASU 2018-02.

                                     F-29

   The following tables disclose the fair values and gross unrealized losses of the 1,471 issues at December 31, 2018 and the 620 issues at December 31,
   2017 of fixed maturities that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position for the specified periods at the dates indicated:

                                               LESS THAN 12 MONTHS   12 MONTHS OR LONGER          TOTAL
                                              --------------------- --------------------- ---------------------
                                                           GROSS                 GROSS                 GROSS
                                                         UNREALIZED            UNREALIZED            UNREALIZED
                                              FAIR VALUE   LOSSES   FAIR VALUE   LOSSES   FAIR VALUE   LOSSES
                                              ---------- ---------- ---------- ---------- ---------- ----------
                                                                        (IN MILLIONS)
DECEMBER 31, 2018:
------------------
Fixed Maturities:
  Corporate.................................. $    8,369 $      306 $    6,161 $      393 $   14,530 $      699
  U.S. Treasury, government and agency.......      2,636         68      3,154        386      5,790        454
  States and political subdivisions..........         --         --         19          1         19          1
  Foreign governments........................        109          3         76         10        185         13
  Residential mortgage-backed................         --         --         13         --         13         --
  Asset-backed...............................        558         11          6         --        564         11
  Redeemable preferred stock.................        160         12         31          5        191         17
                                              ---------- ---------- ---------- ---------- ---------- ----------

Total........................................ $   11,832 $      400 $    9,460 $      795 $   21,292 $    1,195
                                              ========== ========== ========== ========== ========== ==========
December 31, 2017:
------------------
Fixed Maturities:
  Corporate.................................. $    2,102 $       17 $    1,163 $       39 $    3,265 $       56
  U.S. Treasury, government and agency.......      2,150          6      3,005        179      5,155        185
  States and political subdivisions..........         20         --         --         --         20         --
  Foreign governments........................         11         --         73          5         84          5
  Residential mortgage-backed................         18         --         --         --         18         --
  Asset-backed...............................          7         --          2         --          9         --
  Redeemable preferred stock.................          7         --         12          1         19          1
                                              ---------- ---------- ---------- ---------- ---------- ----------

Total........................................ $    4,315 $       23 $    4,255 $      224 $    8,570 $      247
                                              ========== ========== ========== ========== ========== ==========

   The Company's investments in fixed maturities do not include concentrations of credit risk of any single issuer greater than 10% of the consolidated equity of the Company, other than securities of the U.S. government, U.S.
   government agencies, and certain securities guaranteed by the U.S.
   government. The Company maintains a diversified portfolio of corporate securities across industries and issuers and does not have exposure to any single issuer in excess of 0.8% of total investments. The largest exposures to a single issuer of corporate securities held at December 31, 2018 and
   2017 were $210 million and $182 million, respectively.

   Corporate high yield securities, consisting primarily of public high yield bonds, are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa3/BBB- or the National Association of
   Insurance Commissioners ("NAIC") designation of 3 (medium investment grade),
   4 or 5 (below investment grade) or 6 (in or near default). At December 31,
   2018 and 2017, respectively, approximately $1,228 million and
   $1,309 million, or 2.9% and 3.8%, of the $42,492 million and $34,831 million aggregate amortized cost of fixed maturities held by the Company were considered to be other than investment grade. These securities had net unrealized (losses) and gains of $(30) million and $5 million at
   December 31, 2018 and 2017, respectively.

                                     F-30

   At December 31, 2018 and 2017, respectively, the $795 million and
   $224 million of gross unrealized losses of twelve months or more were concentrated in corporate and U.S. Treasury, government and agency securities. In accordance with the policy described in Note 2, the Company concluded that an adjustment to income for OTTI for these securities was not warranted at either December 31, 2018 or 2017. At December 31, 2018, the
   Company did not intend to sell the securities nor will it likely be required to dispose of the securities before the anticipated recovery of their remaining amortized cost basis.

   The Company does not originate, purchase or warehouse residential mortgages and is not in the mortgage servicing business.

   At December 31, 2018, the carrying value of fixed maturities that were non-income producing for the twelve months preceding that date was
   $1 million.

   At December 31, 2018 and 2017, respectively, the fair value of the Company's trading account securities was $15,166 million and $12,277 million. Also at
   December 31, 2018 and 2017, respectively, trading account securities included the General Account's investment in Separate Accounts, which had carrying values of $48 million and $49 million.

   Mortgage Loans

   The payment terms of mortgage loans may from time to time be restructured or modified.

   At December 31, 2018 and 2017, the carrying values of problem commercial mortgage loans on real estate that had been classified as non-accrual loans were $19 million and $19 million, respectively.

   VALUATION ALLOWANCES FOR MORTGAGE LOANS:

   The change in the valuation allowance for credit losses for commercial mortgage loans during the years ended December 31, 2018, 2017 and 2016 was as follows:

                                                    COMMERCIAL MORTGAGE LOANS
                                              ------------------------------------
                                                  2018        2017         2016
                                              -----------  ----------- -----------
                                                          (IN MILLIONS)
ALLOWANCE FOR CREDIT LOSSES:
Beginning Balance, January 1,................ $         8  $         8 $         6
   Charge-offs...............................          --           --          --
   Recoveries................................          (1)          --          (2)
   Provision.................................          --           --           4
                                              -----------  ----------- -----------
Ending Balance, December 31,................. $         7  $         8 $         8
                                              ===========  =========== ===========

Ending Balance, December 31,.................
   Individually Evaluated for Impairment..... $         7  $         8 $         8
                                              ===========  =========== ===========

   There were no allowances for credit losses for agricultural mortgage loans in 2018, 2017 and 2016.

   The following tables provide information relating to the loan-to-value and debt service coverage ratios for commercial and agricultural mortgage loans at December 31, 2018 and 2017. The values used in these ratio calculations were developed as part of the periodic review of the commercial and agricultural mortgage loan portfolio, which includes an evaluation of the underlying collateral value.

                                     F-31

       MORTGAGE LOANS BY LOAN-TO-VALUE AND DEBT SERVICE COVERAGE RATIOS

                                                      DEBT SERVICE COVERAGE RATIO/(1)/
                                              -------------------------------------------------
                                                                                          LESS   TOTAL
                                               GREATER  1.8X TO 1.5X TO  1.2X TO 1.0X TO  THAN  MORTGAGE
                                              THAN 2.0X  2.0X    1.8X     1.5X    1.2X    1.0X   LOANS
LOAN-TO-VALUE RATIO:/(2)/                     --------- ------- -------- ------- ------- ------ --------
                                                                    (IN MILLIONS)
DECEMBER 31, 2018:
COMMERCIAL MORTGAGE LOANS/(1)/
  0% - 50%................................... $     780 $    21 $    247  $   24 $    -- $   -- $  1,072
  50% - 70%..................................     4,908     656    1,146     325     151     --    7,186
  70% - 90%..................................       260      --      117     370      98     --      845
  90% plus...................................        --      --       --      27      --     --       27
                                              --------- ------- --------  ------ ------- ------ --------

Total Commercial Mortgage Loans.............. $   5,948 $   677 $  1,510  $  746 $   249 $   -- $  9,130
                                              ========= ======= ========  ====== ======= ====== ========

AGRICULTURAL MORTGAGE LOANS/(1)/
  0% - 50%................................... $     282 $   147 $    267  $  543 $   321 $   51 $  1,611
  50% - 70%..................................       112      46      246     379     224     31    1,038
  70% - 90%..................................        --      --       --      19      27     --       46
  90% plus...................................        --      --       --      --      --     --       --
                                              --------- ------- --------  ------ ------- ------ --------

Total Agricultural Mortgage Loans............ $     394 $   193 $    513  $  941 $   572 $   82 $  2,695
                                              ========= ======= ========  ====== ======= ====== ========

TOTAL MORTGAGE LOANS/(1)/
  0% - 50%................................... $   1,062 $   168 $    514  $  567 $   321 $   51 $  2,683
  50% - 70%..................................     5,020     702    1,392     704     375     31    8,224
  70% - 90%..................................       260      --      117     389     125     --      891
  90% plus...................................        --      --       --      27      --     --       27
                                              --------- ------- --------  ------ ------- ------ --------

Total Mortgage Loans......................... $   6,342 $   870 $  2,023  $1,687 $   821 $   82 $ 11,825
                                              ========= ======= ========  ====== ======= ====== ========

December 31, 2017:
Commercial Mortgage Loans/(1)/
  0% - 50%................................... $     742 $    -- $    320  $   74 $    -- $   -- $  1,136
  50% - 70%..................................     4,088     682    1,066     428     145     --    6,409
  70% - 90%..................................       169     110      196     272      50     --      797
  90% plus...................................        --      --       27      --      --     --       27
                                              --------- ------- --------  ------ ------- ------ --------

Total Commercial Mortgage Loans.............. $   4,999 $   792 $  1,609  $  774 $   195 $   -- $  8,369
                                              ========= ======= ========  ====== ======= ====== ========

Agricultural Mortgage Loans/(1)/
  0% - 50%................................... $     272 $   149 $    275  $  515 $   316 $   30 $  1,557
  50% - 70%..................................       111      46      227     359     221     49    1,013
  70% - 90%..................................        --      --       --       4      --     --        4
  90% plus...................................        --      --       --      --      --     --       --
                                              --------- ------- --------  ------ ------- ------ --------

Total Agricultural Mortgage Loans............ $     383 $   195 $    502  $  878 $   537 $   79 $  2,574
                                              ========= ======= ========  ====== ======= ====== ========

                                     F-32

                                                      Debt Service Coverage Ratio/(1)/
                                              -------------------------------------------------
                                                                                          Less   Total
                                               Greater  1.8x to 1.5x to  1.2x to  1.0x to than  Mortgage
                                              than 2.0x  2.0x    1.8x     1.5x     1.2x   1.0x   Loans
Loan-to-Value Ratio:/(2)/                     --------- ------- -------- -------- ------- ----- ---------
                                                                     (in millions)

Total Mortgage Loans/(1)/
  0% - 50%...................................  $  1,014  $  149 $    595 $    589  $  316 $  30 $   2,693
  50% - 70%..................................     4,199     728    1,293      787     366    49     7,422
  70% - 90%..................................       169     110      196      276      50    --       801
  90% plus...................................        --      --       27       --      --    --        27
                                               --------  ------ -------- --------  ------ ----- ---------

Total Mortgage Loans.........................  $  5,382  $  987 $  2,111 $  1,652  $  732 $  79 $  10,943
                                               ========  ====== ======== ========  ====== ===== =========
   --------
  /(1)/The debt service coverage ratio is calculated using the most recently reported operating income results from property operations divided by annual debt service.
  /(2)/The loan-to-value ratio is derived from current loan balance divided by the fair market value of the property. The fair market value of the underlying commercial properties is updated annually.

   The following table provides information relating to the aging analysis of past due mortgage loans at December 31, 2018 and 2017, respectively:

                    AGE ANALYSIS OF PAST DUE MORTGAGE LOANS

                                                                                                      RECORDED
                                                                                                     INVESTMENT
                                                                                                     90 DAYS OR
                                                               90                           TOTAL       MORE
                                               30-59  60-89   DAYS                        FINANCING     AND
                                               DAYS   DAYS   OR MORE  TOTAL    CURRENT   RECEIVABLES  ACCRUING
                                              ------- ------ ------- -------- ---------- ----------- -----------
                                                                        (IN MILLIONS)
DECEMBER 31, 2018:
------------------

  Commercial................................. $    -- $   -- $    27 $     27 $    9,103 $     9,130 $        --
  Agricultural...............................      18      8      42       68      2,627       2,695          40
                                              ------- ------ ------- -------- ---------- ----------- -----------
TOTAL MORTGAGE LOANS......................... $    18 $    8 $    69 $     95 $   11,730 $    11,825 $        40
                                              ======= ====== ======= ======== ========== =========== ===========

December 31, 2017:
------------------

  Commercial................................. $    27 $   -- $    -- $     27 $    8,342 $     8,369 $        --
  Agricultural...............................      49      3      22       74      2,500       2,574          22
                                              ------- ------ ------- -------- ---------- ----------- -----------
Total Mortgage Loans......................... $    76 $    3 $    22 $    101 $   10,842 $    10,943 $        22
                                              ======= ====== ======= ======== ========== =========== ===========

   The following table provides information relating to impaired mortgage loans at December 31, 2018 and 2017, respectively:

                            IMPAIRED MORTGAGE LOANS

                                                          UNPAID                AVERAGE       INTEREST
                                               RECORDED  PRINCIPAL  RELATED     RECORDED       INCOME
                                              INVESTMENT  BALANCE  ALLOWANCE INVESTMENT/(1)/ RECOGNIZED
                                              ---------- --------- --------- --------------  ----------
                                                                   (IN MILLIONS)
DECEMBER 31, 2018:
------------------

With no related allowance recorded:
  Commercial mortgage loans -- other.........  $      -- $      -- $      -- $           --   $      --
  Agricultural mortgage loans................          2         2        --             --          --
                                               --------- --------- --------- --------------   ---------
TOTAL........................................  $       2 $       2 $      -- $           --   $      --
                                               ========= ========= ========= ==============   =========

                                     F-33

                                                          UNPAID                   AVERAGE       INTEREST
                                               RECORDED  PRINCIPAL    RELATED      RECORDED       INCOME
                                              INVESTMENT  BALANCE    ALLOWANCE  INVESTMENT/(1)/ RECOGNIZED
                                              ---------- ---------- ----------  --------------  ----------
                                                                     (IN MILLIONS)
With related allowance recorded:
  Commercial mortgage loans -- other......... $       27 $       31 $       (7) $           27  $       --
  Agricultural mortgage loans................         --         --         --              --          --
                                              ---------- ---------- ----------  --------------  ----------
TOTAL........................................ $       27 $       31 $       (7) $           27  $       --
                                              ========== ========== ==========  ==============  ==========

December 31, 2017:
------------------

With no related allowance recorded:
  Commercial mortgage loans -- other......... $       -- $       -- $       --  $           --  $       --
  Agricultural mortgage loans................         --         --         --              --          --
                                              ---------- ---------- ----------  --------------  ----------
Total........................................ $       -- $       -- $       --  $           --  $       --
                                              ========== ========== ==========  ==============  ==========
With related allowance recorded:
  Commercial mortgage loans -- other......... $       27 $       31 $       (8) $           27  $        2
  Agricultural mortgage loans................         --         --         --              --          --
                                              ---------- ---------- ----------  --------------  ----------
Total........................................ $       27 $       31 $       (8) $           27  $        2
                                              ========== ========== ==========  ==============  ==========
   --------
  /(1)/Represents a five-quarter average of recorded amortized cost.

   Derivatives and Offsetting Assets and Liabilities

   The Company uses derivatives as part of its overall asset/liability risk management primarily to reduce exposures to equity market and interest rate risks. Derivative hedging strategies are designed to reduce these risks from an economic perspective and are all executed within the framework of a
   "Derivative Use Plan" approved by applicable states' insurance law.
   Derivatives are generally not accounted for using hedge accounting, with the exception of Treasury Inflation-Protected Securities ("TIPS"), which is discussed further below. Operation of these hedging programs is based on models involving numerous estimates and assumptions, including, among others, mortality, lapse, surrender and withdrawal rates, election rates, fund performance, market volatility and interest rates. A wide range of derivative contracts are used in these hedging programs, including exchange traded equity, currency and interest rate futures contracts, total return and/or other equity swaps, interest rate swap and floor contracts, bond and bond-index total return swaps, swaptions, variance swaps and equity options, credit and foreign exchange derivatives, as well as bond and repo transactions to support the hedging. The derivative contracts are collectively managed in an effort to reduce the economic impact of unfavorable changes in guaranteed benefits' exposures attributable to movements in capital markets. In addition, as part of its hedging strategy, the Company targets an asset level for all variable annuity products at or above a CTE98 level under most economic scenarios (CTE is a statistical measure of tail risk which quantifies the total asset requirement to sustain a loss if an event outside a given probability level has occurred. CTE98 denotes the financial resources a company would need to cover the average of the worst 2% of scenarios.)

   DERIVATIVES UTILIZED TO HEDGE EXPOSURE TO VARIABLE ANNUITIES WITH GUARANTEE
   FEATURES

   The Company has issued and continues to offer variable annuity products with
   GMxB features. The risk associated with the GMDB feature is that under-performance of the financial markets could result in GMDB benefits, in the event of death, being higher than what accumulated policyholders'
   account balances would support. The risk associated with the GMIB feature is that under-performance of the financial markets could result in the present value of GMIB, in the event of annuitization, being higher than what accumulated policyholders' account balances would support, taking into account the relationship between current annuity purchase rates and the GMIB guaranteed annuity purchase rates. The risk associated with products that have a GMxB derivative features liability is that under-performance of the financial markets could result in the GMxB derivative features' benefits being higher than what accumulated policyholders' account balances would support.

   For GMxB features, the Company retains certain risks including basis, credit spread and some volatility risk and risk associated with actual versus expected actuarial assumptions for mortality, lapse and surrender, withdrawal and policyholder election rates, among other things. The derivative contracts are managed to correlate with changes in the value of the GMxB features that result from financial markets movements. A portion of exposure to realized equity volatility is hedged using equity options and variance swaps and a portion of exposure to credit risk is hedged using total return swaps on fixed income indices. Additionally, the Company is party to total return swaps for which the reference U.S. Treasury securities are contemporaneously purchased from the market and sold to the swap counterparty. As these transactions result in a transfer of control of the
   U.S. Treasury securities to the swap counterparty, the Company derecognizes these securities with consequent gain or loss from the sale. The Company has also purchased reinsurance contracts to mitigate the risks associated with
   GMDB features and the impact of potential market fluctuations on future policyholder elections of GMIB features contained in certain annuity contracts issued by the Company.

                                     F-34

   DERIVATIVES UTILIZED TO HEDGE CREDITING RATE EXPOSURE ON SCS, SIO, MSO AND
   IUL PRODUCTS/INVESTMENT OPTIONS

   The Company hedges crediting rates in the Structured Capital Strategies
   ("SCS") variable annuity, Structured Investment Option in the EQUI-VEST variable annuity series ("SIO"), Market Stabilizer Option ("MSO") in the variable life insurance products and Indexed Universal Life ("IUL")
   insurance products. These products permit the contract owner to participate in the performance of an index, ETF or commodity price movement up to a cap for a set period of time. They also contain a protection feature, in which the Company will absorb, up to a certain percentage, the loss of value in an index, ETF or commodity price, which varies by product segment.

   In order to support the returns associated with these features, the Company enters into derivative contracts whose payouts, in combination with fixed income investments, emulate those of the index, ETF or commodity price, subject to caps and buffers without any basis risk due to market exposures, thereby substantially reducing any exposure to market-related earnings volatility.

   DERIVATIVES USED FOR GENERAL ACCOUNT INVESTMENT PORTFOLIO

   The Company maintains a strategy in its General Account investment portfolio to replicate the credit exposure of fixed maturity securities otherwise permissible for investment under its investment guidelines through the sale of credit default swaps ("CDSs"). Under the terms of these swaps, the
   Company receives quarterly fixed premiums that, together with any initial amount paid or received at trade inception, replicate the credit spread otherwise currently obtainable by purchasing the referenced entity's bonds of similar maturity. These credit derivatives generally have remaining terms of five years or less and are recorded at fair value with changes in fair value, including the yield component that emerges from initial amounts paid or received, reported in Net investment income (loss). The Company manages its credit exposure taking into consideration both cash and derivatives based positions and selects the reference entities in its replicated credit exposures in a manner consistent with its selection of fixed maturities. In addition, the Company generally transacts the sale of CDSs in single name reference entities of investment grade credit quality and with counterparties subject to collateral posting requirements. If there is an event of default by the reference entity or other such credit event as defined under the terms of the swap contract, the Company is obligated to perform under the credit derivative and, at the counterparty's option, either pay the referenced amount of the contract less an auction-determined recovery amount or pay the referenced amount of the contract and receive in return the defaulted or similar security of the reference entity for recovery by sale at the contract settlement auction. To date, there have been no events of default or circumstances indicative of a deterioration in the credit quality of the named referenced entities to require or suggest that the Company will have to perform under these CDSs. The maximum potential amount of future payments the Company could be required to make under these credit derivatives is limited to the par value of the referenced securities which is the dollar or euro-equivalent of the derivative notional amount. The Standard North American CDS Contract ("SNAC") or Standard
   European Corporate Contract ("STEC") under which the Company executes these
   CDS sales transactions does not contain recourse provisions for recovery of amounts paid under the credit derivative.

   The Company purchased 30-year TIPS and other sovereign bonds, both inflation linked and non-inflation linked, as General Account investments and enters into asset or cross-currency basis swaps, to result in payment of the given bond's coupons and principal at maturity in the bond's specified currency to the swap counterparty in return for fixed dollar amounts. These swaps, when considered in combination with the bonds, together result in a net position that is intended to replicate a dollar-denominated fixed-coupon cash bond with a yield higher than a term-equivalent U.S. Treasury bond.

   The Company implemented a strategy to hedge a portion of the credit exposure in its General Account investment portfolio by buying protection through a swap. These are swaps on the "super senior tranche" of the investment grade
   CDX index. Under the terms of these swaps, the Company pays quarterly fixed premiums that, together with any initial amount paid or received at trade inception, serve as premiums paid to hedge the risk arising from multiple defaults of bonds referenced in the CDX index. These credit derivatives have terms of five years or less and are recorded at fair value with changes in fair value, including the yield component that emerges from initial amounts paid or received, reported in Net derivative gains (losses).

   In 2016, the Company implemented a program to mitigate its duration gap using total return swaps for which the reference U.S. Treasury securities are sold to the swap counterparty under arrangements economically similar to repurchase agreements. As these transactions result in a transfer of control of the U.S. Treasury securities to the swap counterparty, the Company derecognizes these securities with consequent gain or loss from the sale.
   Under this program, the Company derecognized approximately $3,905 million of
   U.S. Treasury securities for which the Company received proceeds of approximately $3,905 million at inception of the total return swap contract.
   Under the terms of these swaps, the Company retains ongoing exposure to the total returns of the underlying U.S. Treasury securities in exchange for a financing cost. At December 31, 2018, the aggregate fair value of U.S.
   Treasury securities derecognized under this program was approximately
   $3,690 million. Reported in Other invested assets in the Company's balance sheet at December 31, 2018 is approximately $24 million, representing the fair value of the total return swap contracts.

                                     F-35

   DERIVATIVES USED TO HEDGE CURRENCY FLUCTUATIONS ON AFFILIATED LOANS

   The Company uses foreign exchange derivatives to reduce exposure to currency fluctuations that may arise from non-U.S.-dollar denominated financial instruments. The Company had a currency swap contract with AXA to hedge foreign exchange exposure from affiliated loans, which matured in March 2018.

   The tables below present quantitative disclosures about the Company's derivative instruments, including those embedded in other contracts required to be accounted for as derivative instruments:

                      DERIVATIVE INSTRUMENTS BY CATEGORY
                             AT DECEMBER 31, 2018

                                                             FAIR VALUE
                                                      ------------------------
                                                                               GAINS (LOSSES)
                                            NOTIONAL     ASSET      LIABILITY    REPORTED IN
                                             AMOUNT   DERIVATIVES  DERIVATIVES EARNINGS (LOSS)
                                            --------- ------------ ----------- ---------------
                                                               (IN MILLIONS)
FREESTANDING DERIVATIVES/(1)(4)/:
Equity contracts:
  Futures.................................. $  10,411 $         -- $        -- $           550
  Swaps....................................     7,697          140         168             675
  Options..................................    21,698        2,119       1,163            (899)
Interest rate contracts:
  Swaps....................................    27,003          632         194            (456)
  Futures..................................    11,448           --          --             118
Credit contracts:
  Credit default swaps.....................     1,282           17          --              (3)
Other freestanding contracts:
  Foreign currency contracts...............     2,097           27          14               6
  Margin...................................        --            7           5              --
  Collateral...............................        --            3       1,564              --

EMBEDDED DERIVATIVES:
  GMIB reinsurance contracts/(4)/..........        --        1,991          --          (1,068)
  GMxB derivative features
   liability/(2)(4)/.......................        --           --       5,431            (786)
  SCS, SIO, MSO and IUL indexed
   features/(3)(4)/........................        --           --         687             853
                                            --------- ------------ ----------- ---------------
   Balances, December 31, 2018............. $  81,636 $      4,936 $     9,226 $        (1,010)
                                            ========= ============ =========== ===============
   --------
  /(1)/Reported in Other invested assets in the consolidated balance sheets.
  /(2)/Reported in Future policy benefits and other policyholders' liabilities in the consolidated balance sheets.
  /(3)/SCS, SIO, MSO and IUL indexed features are reported in Policyholders'
       account balances in the consolidated balance sheets.
  /(4)/Reported in Net derivative gains (losses) in the consolidated statements of income (loss).

                      Derivative Instruments by Category
                             At December 31, 2017

                                                             Fair Value
                                                       -----------------------
                                                                               Gains (Losses)
                                              Notional    Asset     Liability    Reported In
                                               Amount  Derivatives Derivatives Earnings (Loss)
                                              -------- ----------- ----------- ---------------
                                                                (in millions)
Freestanding Derivatives/(1)(4)/:
Equity contracts:
  Futures.................................... $  2,950 $        --  $       -- $          (655)
  Swaps......................................    4,587           3         125            (842)
  Options....................................   20,630       3,334       1,426           1,203

                                     F-36

                                                                   Fair Value
                                                             -----------------------
                                                                                     Gains (Losses)
                                                   Notional     Asset     Liability    Reported In
                                                    Amount   Derivatives Derivatives Earnings (Loss)
                                                   --------- ----------- ----------- ---------------
                                                                     (in millions)
Interest rate contracts:
  Swaps........................................... $  18,988 $       319 $       190 $           655
  Futures.........................................    11,032          --          --             125
Credit contracts:
  Credit default swaps............................     2,057          34           2              21
Other freestanding contracts:
  Foreign currency contracts......................     1,297          11           2             (38)
  Margin..........................................        --          18          --              --
  Collateral......................................        --           3       1,855              --

Embedded Derivatives:
  GMIB reinsurance contracts/(4)/.................        --      10,488          --              69
  GMxB derivative features liability/(2)(4)/......        --          --       4,256           1,592
  SCS, SIO, MSO and IUL indexed features/(3)(4)/..        --          --       1,698          (1,236)
                                                   --------- ----------- ----------- ---------------
   Balances, December 31, 2017.................... $  61,541 $    14,210 $     9,554 $           894
                                                   ========= =========== =========== ===============
   --------
  /(1)/Reported in Other invested assets in the consolidated balance sheets.
  /(2)/Reported in Future policy benefits and other policyholders' liabilities in the consolidated balance sheets.
  /(3)/SCS, SIO, MSO and UIL indexed features are reported in Policyholders'
       account balances in the consolidated balance sheets.
  /(4)/Reported in Net derivative gains (losses) in the consolidated statements of income (loss).

   Equity-Based and Treasury Futures Contracts Margin

   All outstanding equity-based and treasury futures contracts at December 31,
   2018 are exchange-traded and net settled daily in cash. At December 31,
   2018, the Company had open exchange-traded futures positions on: (i) the S&P
   500, Russell 2000 and Emerging Market indices, having initial margin requirements of $245 million, (ii) the 2-year, 5-year and 10-year U.S.
   Treasury Notes on U.S. Treasury bonds and ultra-long bonds, having initial margin requirements of $70 million and (iii) the Euro Stoxx, FTSE 100,
   Topix, ASX 200 and European, Australasia, and Far East ("EAFE") indices as well as corresponding currency futures on the Euro/U.S. dollar, Pound/U.S.
   dollar, Australian dollar/U.S. dollar, and Yen/U.S. dollar, having initial margin requirements of $25 million.

   Collateral Arrangements

   The Company generally has executed a Credit Support Annex ("CSA") under the
   International Swaps and Derivatives Association Master Agreement ("ISDA
   Master Agreement") it maintains with each of its over-the-counter ("OTC")
   derivative counterparties that requires both posting and accepting collateral either in the form of cash or high-quality securities, such as
   U.S. Treasury securities, U.S. government and government agency securities and investment grade corporate bonds. The Company nets the fair value of all derivative financial instruments with counterparties for which an ISDA
   Master Agreement and related CSA have been executed. At December 31, 2018 and 2017, respectively, the Company held $1,564 million and $1,855 million in cash and securities collateral delivered by trade counterparties, representing the fair value of the related derivative agreements. The unrestricted cash collateral is reported in Other invested assets. The
   Company posted collateral of $3 million and $3 million at December 31, 2018 and 2017, respectively, in the normal operation of its collateral arrangements.

   Securities Repurchase and Reverse Repurchase Transactions

   Securities repurchase and reverse repurchase transactions are conducted by the Company under a standardized securities industry master agreement, amended to suit the requirements of each respective counterparty. The
   Company's securities repurchase and reverse repurchase agreements are accounted for as secured borrowing or lending arrangements, respectively and are reported in the consolidated balance sheets on a gross basis. At
   December 31, 2018 and 2017, the balance outstanding under securities repurchase transactions was $573 million and $1,887 million, respectively.
   The Company utilized these repurchase and reverse repurchase agreements for asset liability and cash management purposes. For other instruments used for asset liability management purposes, see "Obligations under Funding
   Agreements" in Note 17 -- Commitments and Contingent Liabilities.

                                     F-37

   The following table presents information about the Company's offsetting of financial assets and liabilities and derivative instruments at December 31,
   2018:

   OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES AND DERIVATIVE INSTRUMENTS
                             AT DECEMBER 31, 2018

                                                              GROSS
                                                GROSS         AMOUNT        NET AMOUNT
                                                AMOUNT    OFFSET IN THE  PRESENTED IN THE
                                              RECOGNIZED  BALANCE SHEETS  BALANCE SHEETS
                                              ----------- -------------- ----------------
                                                             (IN MILLIONS)
ASSETS
  Total Derivatives.......................... $     2,946  $       2,912 $             34
  Other financial instruments................       1,520             --            1,520
                                              -----------  ------------- ----------------
   Other invested assets..................... $     4,466  $       2,912 $          1,554
                                              ===========  ============= ================
LIABILITIES
  Total Derivatives.......................... $     3,109  $       2,912 $            197
  Other financial liabilities................       1,263             --            1,263
                                              -----------  ------------- ----------------
   Other liabilities......................... $     4,372  $       2,912 $          1,460
                                              ===========  ============= ================
  Securities sold under agreement to
   repurchase/(1)/........................... $       571  $          -- $            571
                                              ===========  ============= ================
   --------
  /(1)/Excludes expense of $2 million in securities sold under agreement to repurchase.

   The following table presents information about the Company's gross collateral amounts that are not offset in the consolidated balance sheets at
   December 31, 2018.

       COLLATERAL AMOUNTS NOT OFFSET IN THE CONSOLIDATED BALANCE SHEETS
                             AT DECEMBER 31, 2018

                                               NET AMOUNT  COLLATERAL (RECEIVED)/HELD
                                              PRESENTED IN ------------------------
                                              THE BALANCE   FINANCIAL                    NET
                                                 SHEETS    INSTRUMENTS    CASH/(3)/     AMOUNT
                                              ------------ -----------   -----------  ---------
                                                                (IN MILLIONS)
ASSETS
  Total Derivatives.......................... $      1,397 $        --   $    (1,363) $      34
  Other financial instruments................        1,520          --            --      1,520
                                              ------------ -----------   -----------  ---------
   Other invested assets..................... $      2,917 $        --   $    (1,363) $   1,554
                                              ============ ===========   ===========  =========
LIABILITIES
  Total Derivatives.......................... $        197 $        --   $        --  $     197
  Other financial liabilities................        1,263          --            --      1,263
                                              ------------ -----------   -----------  ---------
   Other liabilities......................... $      1,460 $        --   $        --  $   1,460
                                              ============ ===========   ===========  =========
  Securities sold under agreement to
   repurchase/(1)(2)(3)/..................... $        571 $      (588)  $        --  $     (17)
                                              ============ ===========   ===========  =========
   --------
  /(1)/Excludes expense of $2 million in securities sold under agreement to repurchase.
   /(2)/US Treasury and agency securities are in fixed maturities available-for-sale on the consolidated balance sheets.
  /(3)/Cash is in Cash and cash equivalents on consolidated balance sheets.

                                     F-38

   The following table presents information about repurchase agreements accounted for as secured borrowings in the consolidated balance sheets at
   December 31, 2018:

           REPURCHASE AGREEMENT ACCOUNTED FOR AS SECURED BORROWINGS
                               DECEMBER 31, 2018

                                                   REMAINING CONTRACTUAL MATURITY OF THE AGREEMENTS
                                              ----------------------------------------------------------
                                              OVERNIGHT AND  UP TO 30   30-90  GREATER THAN
                                               CONTINUOUS      DAYS     DAYS     90 DAYS        TOTAL
                                              -------------- --------- ------- ------------- -----------
                                                                    (IN MILLIONS)
Securities sold under agreement
  to repurchase/(1)/
  U.S. Treasury and agency securities........ $           -- $     571 $    -- $          -- $       571
                                              -------------- --------- ------- ------------- -----------
Total........................................ $           -- $     571 $    -- $          -- $       571
                                              ============== ========= ======= ============= ===========
   --------
   /(1)/Excludes expense of $2 million in securities sold under agreement to repurchase.

   The following table presents information about the Company's offsetting of financial assets and liabilities and derivative instruments at December 31,
   2017.

   OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES AND DERIVATIVE INSTRUMENTS
                             AT DECEMBER 31, 2017

                                                               Gross
                                                 Gross         Amount         Net Amount
                                                 Amount    Offset in the   Presented in the
                                               Recognized  Balance Sheets   Balance Sheets
                                              ------------ --------------- ----------------
                                                              (in millions)
Assets
  Total Derivatives.......................... $      3,740 $         3,614 $            126
  Other financial instruments................        1,704              --            1,704
                                              ------------ --------------- ----------------
   Other invested assets..................... $      5,444 $         3,614 $          1,830
                                              ============ =============== ================
Liabilities
  Total Derivatives.......................... $      3,614 $         3,614 $             --
  Other financial liabilities................        1,242              --            1,242
                                              ------------ --------------- ----------------
   Other liabilities......................... $      4,856 $         3,614 $          1,242
                                              ============ =============== ================
  Securities sold under agreement to
   repurchase/(1)/........................... $      1,882 $            -- $          1,882
                                              ============ =============== ================
   --------
   /(1)/Excludes expense of $5 million included in Securities sold under agreements to repurchase on the consolidated balance sheets.

   The following table presents information about the Company's gross collateral amounts that are not offset in the consolidated balance sheets at
   December 31, 2017:

       COLLATERAL AMOUNTS NOT OFFSET IN THE CONSOLIDATED BALANCE SHEETS
                             AT DECEMBER 31, 2017

                                               Net Amount   Collateral (Received)/Held
                                              Presented in  ------------------------
                                              the Balance    Financial                    Net
                                                 Sheets     Instruments    Cash/(3)/     Amount
                                              ------------- ------------  -----------  -----------
                                                                 (in millions)
Assets
  Total derivatives.......................... $       1,954 $         --  $    (1,828) $       126
  Other financial instruments................         1,704           --           --        1,704
                                              ------------- ------------  -----------  -----------
   Other invested assets..................... $       3,658 $         --  $    (1,828) $     1,830
                                              ============= ============  ===========  ===========

                                     F-39

                                               Net Amount    Collateral (Received)/Held
                                              Presented in  ---------------------------
                                              the Balance     Financial                    Net
                                                 Sheets      Instruments     Cash/(3)/    Amount
                                              ------------- -------------  ------------  --------
                                                                 (in millions)
Liabilities
  Other financial liabilities................ $       1,242 $          --  $         --  $  1,242
                                              ------------- -------------  ------------  --------
   Other liabilities......................... $       1,242 $          --  $         --  $  1,242
                                              ============= =============  ============  ========
  Securities sold under agreement to
   repurchase/(1)(2)(3)/..................... $       1,882 $      (1,988) $        (21) $   (127)
                                              ============= =============  ============  ========
   --------
  /(1)/Excludes expense of $5 million in securities sold under agreement to repurchase.
  /(2)/U.S. Treasury and agency securities are in fixed maturities available-for-sale on the consolidated balance sheets.
  /(3)/Cash is included in Cash and cash equivalents on consolidated balance sheets.

   The following table presents information about repurchase agreements accounted for as secured borrowings in the consolidated balance sheets at
   December 31, 2017:

           REPURCHASE AGREEMENT ACCOUNTED FOR AS SECURED BORROWINGS
                             AT DECEMBER 31, 2017

                                                   Remaining Contractual Maturity of the Agreements
                                              ----------------------------------------------------------
                                               Overnight and  Up to 30   30-90    Greater Than
                                                Continuous      days     days       90 days      Total
                                              --------------- -------- --------- -------------- --------
                                                                    (in millions)
Securities sold under agreement to
  repurchase/(1)/
  U.S. Treasury and agency securities........ $            -- $  1,882 $      -- $           -- $  1,882
                                              --------------- -------- --------- -------------- --------
Total........................................ $            -- $  1,882 $      -- $           -- $  1,882
                                              =============== ======== ========= ============== ========
   --------
   /(1)/Excludes expense of $5 million in securities sold under agreements to repurchase on the consolidated balance sheets.

   Net Investment Income (Loss)

   The following table breaks out Net investment income (loss) by asset category:

                                                           YEARS ENDED DECEMBER 31
                                                        ----------------------------
                                                          2018      2017      2016
                                                        --------  --------  --------
                                                                (IN MILLIONS)
Fixed maturities....................................... $  1,540  $  1,365  $  1,418
Mortgage loans on real estate..........................      494       453       461
Real estate held for the production of income..........       (6)        2        --
Repurchase agreement...................................       --        --         1
Other equity investments...............................      123       169        55
Policy loans...........................................      201       205       210
Trading securities.....................................      128       258        64
Other investment income................................       69        54        16
                                                        --------  --------  --------
  Gross investment income (loss).......................    2,549     2,506     2,225
Investment expenses/(1)/...............................      (71)      (65)      (57)
                                                        --------  --------  --------
  Net Investment Income (Loss)......................... $  2,478  $  2,441  $  2,168
                                                        ========  ========  ========
   --------
  /(1)/Investment expenses includes expenses related to the management of the two buildings sold in 2016.

                                     F-40

   Net unrealized and realized gains (losses) on trading account equity securities are included in Net investment income (loss) in the consolidated statements of income (loss). The table below shows a breakdown of Net investment income from trading account securities during the years ended
   December 31, 2018, 2017 and 2016:

             NET INVESTMENT INCOME (LOSS) FROM TRADING SECURITIES

                                                       YEARS ENDED DECEMBER 31,
                                                       -----------------------
                                                         2018    2017    2016
                                                       -------  ------  ------
                                                            (IN MILLIONS)
Net investment gains (losses) recognized during the
  period on securities held at the end of the period.. $  (174) $   63  $  (45)
Net investment gains (losses) recognized on
  securities sold during the period...................     (24)    (19)    (11)
                                                       -------  ------  ------
Unrealized and realized gains (losses) on trading
  securities..........................................    (198)     44     (56)
Interest and dividend income from trading securities..     326     214     120
                                                       -------  ------  ------
Net investment income (loss) from trading securities.. $   128  $  258  $   64
                                                       =======  ======  ======

   Investment Gains (Losses), Net

   Investment gains (losses), net including changes in the valuation allowances and OTTI are as follows:

                                                YEARS ENDED DECEMBER 31,
                                              ----------------------------
                                                2018      2017      2016
                                              -------  ---------  --------
                                                      (IN MILLIONS)
Fixed maturities............................. $     6  $    (130) $     (3)
Mortgage loans on real estate................      --          2        (2)
Other equity investments.....................      --          3        --
Other........................................      (2)        --        23
                                              -------  ---------  --------
Investment gains (losses), net............... $     4  $    (125) $     18
                                              =======  =========  ========

   For the years ended December 31, 2018, 2017 and 2016, respectively, investment results passed through to certain participating group annuity contracts as Interest credited to policyholders' account balances totaled
   $3 million, $3 million and $4 million.

4) INTANGIBLE ASSETS

   Capitalized Software

   Capitalized software, net of accumulated amortization, amounted to
   $115 million and $96 million at December 31, 2018 and 2017, respectively, and is recorded in Other assets. Amortization of capitalized software in
   2018, 2017 and 2016 was $35 million, $37 million and $42 million, respectively, recorded in other Operating costs and expenses in the consolidated statements of income (loss). Amortization expense for capitalized software is expected to be approximately $43 million in 2019,
   $47 million in 2020, $47 million in 2021, $47 million in 2022 and
   $47 million in 2023.

5) CLOSED BLOCK

   As a result of demutualization, the Company's Closed Block was established in 1992 for the benefit of certain individual participating policies that were in force on that date. Assets, liabilities and earnings of the Closed
   Block are specifically identified to support its participating policyholders.

   Assets allocated to the Closed Block inure solely to the benefit of the
   Closed Block policyholders and will not revert to the benefit of the
   Company. No reallocation, transfer, borrowing or lending of assets can be made between the Closed Block and other portions of the Company's General
   Account, any of its Separate Accounts or any affiliate of the Company without the approval of the New York State Department of Financial Services
   (the "NYDFS"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account.

                                     F-41

   The excess of Closed Block liabilities over Closed Block assets (adjusted to exclude the impact of related amounts in AOCI) represents the expected maximum future post-tax earnings from the Closed Block that would be recognized in income from continuing operations over the period the policies and contracts in the Closed Block remain in force. As of January 1, 2001, the Company has developed an actuarial calculation of the expected timing of the Closed Block's earnings.

   If the actual cumulative earnings from the Closed Block are greater than the expected cumulative earnings, only the expected earnings will be recognized in net income. Actual cumulative earnings in excess of expected cumulative earnings at any point in time are recorded as a policyholder dividend obligation because they will ultimately be paid to Closed Block policyholders as an additional policyholder dividend unless offset by future performance that is less favorable than originally expected. If a policyholder dividend obligation has been previously established and the actual Closed Block earnings in a subsequent period are less than the expected earnings for that period, the policyholder dividend obligation would be reduced (but not below zero). If, over the period the policies and contracts in the Closed Block remain in force, the actual cumulative earnings of the Closed Block are less than the expected cumulative earnings, only actual earnings would be recognized in income from continuing operations. If the Closed Block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside the
   Closed Block.

   Many expenses related to Closed Block operations, including amortization of
   DAC, are charged to operations outside of the Closed Block; accordingly, net revenues of the Closed Block do not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the
   Closed Block are, therefore, disproportionate to the business outside of the
   Closed Block.

   Summarized financial information for the Company's Closed Block is as follows:

                                                         AS OF DECEMBER 31,
                                                        ---------------------
                                                           2018       2017
                                                        ---------- ----------
                                                            (IN MILLIONS)
CLOSED BLOCK LIABILITIES:
Future policy benefits, policyholders' account
  balances and other................................... $    6,709 $    6,958
Policyholder' dividend obligation......................         --         19
Other liabilities......................................         47        271
                                                        ---------- ----------
Total Closed Block liabilities.........................      6,756      7,248
                                                        ---------- ----------
ASSETS DESIGNATED TO THE CLOSED BLOCK:
Fixed maturities, available for sale, at fair value
  (amortized cost of $ 3,680 and $3,923)...............      3,672      4,070
Mortgage loans on real estate, net of valuation
  allowance of $-- and $--.............................      1,824      1,720
Policy loans...........................................        736        781
Cash and other invested assets.........................         76        351
Other assets...........................................        179        182
                                                        ---------- ----------
Total assets designated to the Closed Block............      6,487      7,104
                                                        ---------- ----------
Excess of Closed Block liabilities over assets
  designated to the Closed Block.......................        269        144
Amounts included in Accumulated other comprehensive
  income (loss):
  Net unrealized investment gains (losses), net of
   policyholders' dividend obligation of $-- and $19...          8        138
                                                        ---------- ----------
  Maximum future income to be recognized from closed
   block assets and liabilities........................ $      277 $      282
                                                        ========== ==========

   The Company's Closed Block revenues and expenses follow:

                                                YEARS ENDED DECEMBER 31,
                                              ----------------------------
                                                2018      2017      2016
                                              --------  --------  --------
                                                      (IN MILLIONS)
REVENUES:
Premiums and other income.................... $    194  $    224  $    212
Net investment income (loss).................      291       314       349
Investment gains (losses), net...............       (3)      (20)       (1)
                                              --------  --------  --------
  Total revenues.............................      482       518       560
                                              --------  --------  --------

                                     F-42

                                                  YEARS ENDED DECEMBER 31,
                                             ----------------------------------
                                                2018        2017        2016
                                             ----------  ----------  ----------
                                                        (IN MILLIONS)
BENEFITS AND OTHER DEDUCTIONS:
Policyholders' benefits and dividends....... $      471  $      537  $      522
Other operating costs and expenses..........          3           2           4
                                             ----------  ----------  ----------
  Total benefits and other deductions.......        474         539         526
                                             ----------  ----------  ----------
Net income, before income taxes.............          8         (21)         34
  Income tax (expense) benefit..............         (3)        (36)        (12)
                                             ----------  ----------  ----------
Net income (losses)......................... $        5  $      (57) $       22
                                             ==========  ==========  ==========

   A reconciliation of the Company's policyholders' dividend obligation follows:

                                                                DECEMBER 31,
                                                             ------------------
                                                               2018      2017
                                                             --------  --------
                                                                (IN MILLIONS)
Balance, beginning of year.................................. $     19  $     52
Unrealized investment gains (losses)........................      (19)      (33)
                                                             --------  --------
Balance, end of year........................................ $     --  $     19
                                                             ========  ========

6) DAC AND POLICYHOLDER BONUS INTEREST CREDITS

   Changes in the deferred policy acquisition cost asset for the years ended
   December 31, 2018, 2017 and 2016 were as follows:

                                               YEARS ENDED DECEMBER 31,
                                              -------------------------
                                                2018     2017     2016
                                              -------  -------  -------
                                                    (IN MILLIONS)
Balance, beginning of year................... $ 4,492  $ 5,025  $ 5,079
Capitalization of commissions, sales and
  issue expenses.............................     597      578      594
Amortization:
  Impact of assumptions updates and
   model changes.............................     165     (247)    (193)
All other....................................    (596)    (653)    (449)
                                              -------  -------  -------
  Total amortization.........................    (431)    (900)    (642)
                                              -------  -------  -------
Change in unrealized investment gains
  and losses.................................     353     (211)      (6)
                                              -------  -------  -------
Balance, end of year......................... $ 5,011  $ 4,492  $ 5,025
                                              =======  =======  =======

   Changes in the deferred asset for policyholder bonus interest credits for the years ended December 31, 2018, 2017 and 2016 were as follows:

                                                YEARS ENDED DECEMBER 31,
                                              ----------------------------
                                                2018      2017      2016
                                              --------  --------  --------
                                                      (IN MILLIONS)
Balance, beginning of year................... $    473  $    504  $    534
Policyholder bonus interest credits deferred.        4         6        13
Amortization charged to income...............      (51)      (37)      (43)
                                              --------  --------  --------
Balance, end of year......................... $    426  $    473  $    504
                                              ========  ========  ========

                                     F-43

7) FAIR VALUE DISCLOSURES

   The accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

Level 1  Unadjusted quoted prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing
         basis.

Level 2  Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets
         that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by
         observable market data.

Level 3  Unobservable inputs supported by little or no market activity and often requiring significant management
         judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of
         value that market participants would use in pricing the
         asset or liability.

   The Company uses unadjusted quoted market prices to measure fair value for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are measured using present value or other valuation techniques. The fair value determinations are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such adjustments do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value cannot be substantiated by direct comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

   Management is responsible for the determination of the value of investments carried at fair value and the supporting methodologies and assumptions.
   Under the terms of various service agreements, the Company often utilizes independent valuation service providers to gather, analyze, and interpret market information and derive fair values based upon relevant methodologies and assumptions for individual securities. These independent valuation service providers typically obtain data about market transactions and other key valuation model inputs from multiple sources and, through the use of widely accepted valuation models, provide a single fair value measurement for individual securities for which a fair value has been requested. As further described below with respect to specific asset classes, these inputs include, but are not limited to, market prices for recent trades and transactions in comparable securities, benchmark yields, interest rate yield curves, credit spreads, quoted prices for similar securities, and other market-observable information, as applicable. Specific attributes of the security being valued also are considered, including its term, interest rate, credit rating, industry sector, and when applicable, collateral quality and other security- or issuer-specific information. When insufficient market observable information is available upon which to measure fair value, the Company either will request brokers knowledgeable about these securities to provide a non-binding quote or will employ internal valuation models. Fair values received from independent valuation service providers and brokers and those internally modeled or otherwise estimated are assessed for reasonableness.

   Assets and liabilities measured at fair value on a recurring basis are summarized below. At December 31, 2018 and December 31, 2017, no assets were required to be measured at fair value on a non-recurring basis. Fair value measurements are required on a non-recurring basis for certain assets, including goodwill and mortgage loans on real estate, only when an OTTI or other event occurs. When such fair value measurements are recorded, they must be classified and disclosed within the fair value hierarchy. The
   Company recognizes transfers between valuation levels at the beginning of the reporting period.

                 FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2018

                                                LEVEL 1 LEVEL 2  LEVEL 3  TOTAL
                                                ------- -------- ------- --------
                                                          (IN MILLIONS)
ASSETS
Investments
  Fixed maturities, available-for-sale:
   Corporate/(1)/.............................. $    -- $ 25,202 $ 1,174 $ 26,376
   U.S. Treasury, government and agency........      --   13,335      --   13,335
   States and political subdivisions...........      --      416      38      454
   Foreign governments.........................      --      519      --      519
   Residential mortgage-backed/(2)/............      --      202      --      202
   Asset-backed/(3)/...........................      --       71     519      590
   Redeemable preferred stock..................     163      276      --      439
                                                ------- -------- ------- --------
     Total fixed maturities,
       available-for-sale......................     163   40,021   1,731   41,915

                                     F-44

                                               LEVEL 1   LEVEL 2  LEVEL 3    TOTAL
                                              --------- --------- -------- ---------
                                                          (IN MILLIONS)
  Other equity investments................... $      12 $      -- $     -- $      12
  Trading securities.........................       218    14,919       29    15,166
  Other invested assets:
   Short-term investments....................        --       412       --       412
   Assets of consolidated VIEs/VOEs..........        --        --       19        19
   Swaps.....................................        --       423       --       423
   Credit default swaps......................        --        17       --        17
   Options...................................        --       956       --       956
                                              --------- --------- -------- ---------
     Total other invested assets.............        --     1,808       19     1,827
Cash equivalents.............................     2,160        --       --     2,160
GMIB reinsurance contracts asset.............        --        --    1,991     1,991
Separate Accounts assets.....................   105,159     2,733      374   108,266
                                              --------- --------- -------- ---------
   Total Assets.............................. $ 107,712 $  59,481 $  4,144 $ 171,337
                                              ========= ========= ======== =========
LIABILITIES
GMxB derivative features' liability.......... $      -- $      -- $  5,431 $   5,431
SCS, SIO, MSO and IUL indexed
  features' liability........................        --       687       --       687
                                              --------- --------- -------- ---------
   Total Liabilities......................... $      -- $     687 $  5,431 $   6,118
                                              ========= ========= ======== =========
   --------
  /(1)/Corporate fixed maturities includes both public and private issues.
  /(2)/Includes publicly traded agency pass-through securities and collateralized obligations.
  /(3)/Includes credit-tranched securities collateralized by sub-prime mortgages and other asset types and credit tenant loans.

                 FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2017

                                                 Level 1    Level 2   Level 3    Total
                                                ---------- --------- --------- ----------
                                                              (in millions)
Assets
Investments
  Fixed maturities, available-for-sale:
   Corporate/(1)/.............................. $       -- $  20,343 $   1,139 $   21,482
   U.S. Treasury, government and agency........         --    13,135        --     13,135
   States and political subdivisions...........         --       441        40        481
   Foreign governments.........................         --       409        --        409
   Residential mortgage-backed/(2)/............         --       251        --        251
   Asset-backed/(3)/...........................         --        88         8         96
   Redeemable preferred stock..................        180       324        --        504
                                                ---------- --------- --------- ----------
     Total fixed maturities,
       available-for-sale......................        180    34,991     1,187     36,358
  Other equity investments.....................         13        --        --         13
  Trading securities...........................        180    12,097        --     12,277
  Other invested assets........................
   Short-term investments......................         --       763        --        763
   Assets of consolidated VIEs/VOEs............         --        --        25         25
   Swaps.......................................         --        15        --         15
   Credit default swaps........................         --        33        --         33
   Options.....................................         --     1,907        --      1,907
                                                ---------- --------- --------- ----------
     Total other invested assets...............         --     2,718        25      2,743
Cash equivalents...............................      1,908        --        --      1,908
Segregated securities..........................         --         9        --          9
GMIB reinsurance contracts asset...............         --        --    10,488     10,488
Separate Accounts assets.......................    118,983     2,983       349    122,315
                                                ---------- --------- --------- ----------
   Total Assets................................ $  121,264 $  52,798 $  12,049 $  186,111
                                                ========== ========= ========= ==========

                                     F-45

                                              Level 1  Level 2  Level 3    Total
                                              -------- ------- --------- ---------
                                                         (in millions)
Liabilities
GMxB derivative features' liability.......... $     -- $    -- $   4,256 $   4,256
SCS, SIO, MSO and IUL indexed
  features' liability........................       --   1,698        --     1,698
                                              -------- ------- --------- ---------
   Total Liabilities......................... $     -- $ 1,698 $   4,256 $   5,954
                                              ======== ======= ========= =========
   --------
  /(1)/Corporate fixed maturities includes both public and private issues.
  /(2)/Includes publicly traded agency pass-through securities and collateralized obligations.
  /(3)/Includes credit-tranched securities collateralized by sub-prime mortgages and other asset types and credit tenant loans.

   The fair values of the Company's public fixed maturities are generally based on prices obtained from independent valuation service providers and for which the Company maintains a vendor hierarchy by asset type based on historical pricing experience and vendor expertise. Although each security generally is priced by multiple independent valuation service providers, the
   Company ultimately uses the price received from the independent valuation service provider highest in the vendor hierarchy based on the respective asset type, with limited exception. To validate reasonableness, prices also are internally reviewed by those with relevant expertise through comparison with directly observed recent market trades. Consistent with the fair value hierarchy, public fixed maturities validated in this manner generally are reflected within Level 2, as they are primarily based on observable pricing for similar assets and/or other market observable inputs. If the pricing information received from independent valuation service providers is not reflective of market activity or other inputs observable in the market, the
   Company may challenge the price through a formal process in accordance with the terms of the respective independent valuation service provider agreement. If as a result it is determined that the independent valuation service provider is able to reprice the security in a manner agreed as more consistent with current market observations, the security remains within
   Level 2. Alternatively, a Level 3 classification may result if the pricing information then is sourced from another vendor, non-binding broker quotes, or internally-developed valuations for which the Company's own assumptions about market-participant inputs would be used in pricing the security.

   The fair values of the Company's private fixed maturities are determined from prices obtained from independent valuation service providers. Prices not obtained from an independent valuation service provider are determined by using a discounted cash flow model or a market comparable company valuation technique. In certain cases, these models use observable inputs with a discount rate based upon the average of spread surveys collected from private market intermediaries who are active in both primary and secondary transactions, taking into account, among other factors, the credit quality and industry sector of the issuer and the reduced liquidity associated with private placements. Generally, these securities have been reflected within
   Level 2. For certain private fixed maturities, the discounted cash flow model or a market comparable company valuation technique may also incorporate unobservable inputs, which reflect the Company's own assumptions about the inputs market participants would use in pricing the asset. To the extent management determines that such unobservable inputs are significant to the fair value measurement of a security, a Level 3 classification generally is made.

   The net fair value of the Company's freestanding derivative positions as disclosed in Note 3 are generally based on prices obtained either from independent valuation service providers or derived by applying market inputs from recognized vendors into industry standard pricing models. The majority of these derivative contracts are traded in the OTC derivative market and are classified in Level 2. The fair values of derivative assets and liabilities traded in the OTC market are determined using quantitative models that require use of the contractual terms of the derivative instruments and multiple market inputs, including interest rates, prices, and indices to generate continuous yield or pricing curves, including overnight index swap ("OIS") curves, and volatility factors, which then are applied to value the positions. The predominance of market inputs is actively quoted and can be validated through external sources or reliably interpolated if less observable. If the pricing information received from independent valuation service providers is not reflective of market activity or other inputs observable in the market, the Company may challenge the price through a formal process in accordance with the terms of the respective independent valuation service provider agreement. If as a result it is determined that the independent valuation service provider is able to reprice the derivative instrument in a manner agreed as more consistent with current market observations, the position remains within Level 2.
   Alternatively, a Level 3 classification may result if the pricing information then is sourced from another vendor, non-binding broker quotes, or internally-developed valuations for which the Company's own assumptions about market-participant inputs would be used in pricing the security.

   Investments classified as Level 1 primarily include redeemable preferred stock, trading securities, cash equivalents and Separate Account assets.
   Fair value measurements classified as Level 1 include exchange-traded prices of fixed maturities, equity securities and derivative contracts, and net asset values for transacting subscriptions and redemptions of mutual fund shares held by Separate Accounts. Cash equivalents classified as Level 1 include money market accounts, overnight commercial paper and highly liquid debt instruments purchased with an original maturity of three months or less and are carried at cost as a proxy for fair value measurement due to their short-term nature.

                                     F-46

   Investments classified as Level 2 are measured at fair value on a recurring basis and primarily include U.S. government and agency securities and certain corporate debt securities, such as public and private fixed maturities. As market quotes generally are not readily available or accessible for these securities, their fair value measures are determined utilizing relevant information generated by market transactions involving comparable securities and often are based on model pricing techniques that effectively discount prospective cash flows to present value using appropriate sector-adjusted credit spreads commensurate with the security's duration, also taking into consideration issuer-specific credit quality and liquidity. Segregated securities classified as Level 2 are U.S. Treasury bills segregated in a special reserve bank custody account for the exclusive benefit of brokerage customers, as required by Rule 15c3-3 of the Exchange
   Act and for which fair values are based on quoted yields in secondary markets.

   Observable inputs generally used to measure the fair value of securities classified as Level 2 include benchmark yields, reported secondary trades, issuer spreads, benchmark securities and other reference data. Additional observable inputs are used when available, and as may be appropriate, for certain security types, such as prepayment, default, and collateral information for the purpose of measuring the fair value of mortgage- and asset-backed securities. The Company's AAA-rated mortgage- and asset-backed securities are classified as Level 2 for which the observability of market inputs to their pricing models is supported by sufficient, albeit more recently contracted, market activity in these sectors.

   Certain Company products such as the SCS and EQUI-VEST variable annuity products, and in the MSO fund available in some life contracts offer investment options which permit the contract owner to participate in the performance of an index, ETF or commodity price. These investment options, which depending on the product and on the index selected can currently have 1, 3, 5, or 6-year terms, provide for participation in the performance of specified indices, ETF or commodity price movement up to a segment-specific declared maximum rate. Under certain conditions that vary by product, e.g. holding these segments for the full term, these segments also shield policyholders from some or all negative investment performance associated with these indices, ETF or commodity prices. These investment options have defined formulaic liability amounts, and the current values of the option component of these segment reserves are accounted for as Level 2 embedded derivatives. The fair values of these embedded derivatives are based on data obtained from independent valuation service providers.

   The Company's investments classified as Level 3 primarily include corporate debt securities, such as private fixed maturities. Determinations to classify fair value measures within Level 3 of the valuation hierarchy generally are based upon the significance of the unobservable factors to the overall fair value measurement. Included in the Level 3 classification are fixed maturities with indicative pricing obtained from brokers that otherwise could not be corroborated to market observable data. The Company applies various due diligence procedures, as considered appropriate, to validate these non-binding broker quotes for reasonableness, based on its understanding of the markets, including use of internally-developed assumptions about inputs a market participant would use to price the security. In addition, asset-backed securities are classified as Level 3.

   The Company also issues certain benefits on its variable annuity products that are accounted for as derivatives and are also considered Level 3. The
   GMIBNLG feature allows the policyholder to receive guaranteed minimum lifetime annuity payments based on predetermined annuity purchase rates applied to the contract's benefit base if and when the contract account value is depleted and the NLG feature is activated. The GMWB feature allows the policyholder to withdraw at minimum, over the life of the contract, an amount based on the contract's benefit base. The GWBL feature allows the policyholder to withdraw, each year for the life of the contract, a specified annual percentage of an amount based on the contract's benefit base. The GMAB feature increases the contract account value at the end of a specified period to a GMAB base. The GIB feature provides a lifetime annuity based on predetermined annuity purchase rates if and when the contract account value is depleted. This lifetime annuity is based on predetermined annuity purchase rates applied to a GIB base.

   Level 3 also includes the GMIB reinsurance contract assets which are accounted for as derivative contracts. The GMIB reinsurance contract asset and liabilities' fair value reflects the present value of reinsurance premiums and recoveries and risk margins over a range of market consistent economic scenarios while GMxB derivative features liability reflects the present value of expected future payments (benefits) less fees, adjusted for risk margins and nonperformance risk, attributable to GMxB derivative features' liability over a range of market-consistent economic scenarios.

   The valuations of the GMIB reinsurance contract asset and GMxB derivative features liability incorporate significant non-observable assumptions related to policyholder behavior, risk margins and projections of equity separate account funds. The credit risks of the counterparty and of the
   Company are considered in determining the fair values of its GMIB reinsurance contract asset and GMxB derivative features liability positions, respectively, after taking into account the effects of collateral arrangements. Incremental adjustment to the swap curve for non-performance risk is made to the fair values of the GMIB reinsurance contract asset and liabilities and GMIBNLG feature to reflect the claims-paying ratings of counterparties and the Company. Equity and fixed income volatilities were modeled to reflect current market volatilities. Due to the unique, long duration of the GMIBNLG feature, adjustments were made to the equity volatilities to remove the illiquidity bias associated with the longer tenors and risk margins were applied to the non-capital markets inputs to the GMIBNLG valuations.

                                     F-47

   After giving consideration to collateral arrangements, the Company reduced the fair value of its GMIB reinsurance contract asset by $184 million and
   $69 million at December 31, 2018 and 2017, respectively, to recognize incremental counterparty non-performance risk.

   Lapse rates are adjusted at the contract level based on a comparison of the actuarially calculated guaranteed values and the current policyholder account value, which include other factors such as considering surrender charges. Generally, lapse rates are assumed to be lower in periods when a surrender charge applies. A dynamic lapse function reduces the base lapse rate when the guaranteed amount is greater than the account value as in the money contracts are less likely to lapse. For valuing the embedded derivative, lapse rates vary throughout the period over which cash flows are projected.

   The Company's consolidated VIEs/VOEs hold investments that are classified as
   Level 3 and primarily consist of corporate bonds that are vendor priced with no ratings available, bank loans, non-agency collateralized mortgage obligations and asset-backed securities.

   In 2018, AFS fixed maturities with fair values of $28 million were transferred out of Level 3 and into Level 2 principally due to the availability of trading activity and/or market observable inputs to measure and validate their fair values. In addition, AFS fixed maturities with fair value of $83 million were transferred from Level 2 into the Level 3 classification. These transfers in the aggregate represent approximately
   0.9% of total equity at December 31, 2018.

   In 2017, AFS fixed maturities with fair values of $6 million were transferred out of Level 3 and into Level 2 principally due to the availability of trading activity and/or market observable inputs to measure and validate their fair values. In addition, AFS fixed maturities with fair value of $7 million were transferred from Level 2 into the Level 3 classification. These transfers in the aggregate represent approximately
   0.1% of total equity at December 31, 2017.

   The table below presents a reconciliation for all Level 3 assets and liabilities at December 31, 2018, 2017 and 2016 respectively:

                              LEVEL 3 INSTRUMENTS
                            FAIR VALUE MEASUREMENTS

                                                               STATE AND                 COMMERCIAL
                                                               POLITICAL       FOREIGN   MORTGAGE-
                                                 CORPORATE    SUBDIVISIONS   GOVERNMENTS   BACKED   ASSET-BACKED
                                                -----------  --------------  ----------- ---------- ------------
                                                                          (IN MILLIONS)
BALANCE, JANUARY 1, 2018....................... $     1,139  $           40  $        -- $       -- $          8
Total gains (losses), realized and
  unrealized, included in:
   Income (loss) as:
     Net investment income (loss)..............           7              --           --         --           (2)
     Investment gains (losses), net............          (8)             --           --         --           --
                                                -----------  --------------  ----------- ---------- ------------
  Subtotal.....................................          (1)             --           --         --           (2)
                                                -----------  --------------  ----------- ---------- ------------
Other comprehensive income (loss)..............         (20)             (1)          --         --           (7)
Purchases......................................         322              --           --         --          550
Sales..........................................        (321)             (1)          --         --          (30)
Transfers into Level 3/(1)/....................          83              --           --         --           --
Transfers out of Level 3/(1)/..................         (28)             --           --         --           --
                                                -----------  --------------  ----------- ---------- ------------
BALANCE, DECEMBER 31, 2018..................... $     1,174  $           38  $        -- $       -- $        519
                                                ===========  ==============  =========== ========== ============

                                     F-48

                                                             STATE AND                   COMMERCIAL
                                                             POLITICAL       FOREIGN     MORTGAGE-     ASSET-
                                                CORPORATE   SUBDIVISIONS   GOVERNMENTS     BACKED      BACKED
                                                ---------  -------------  ------------  ------------  --------
                                                                         (IN MILLIONS)
Balance, January 1, 2017....................... $     845  $          42  $         --  $        349  $     24
Total gains (losses), realized and
  unrealized, included in:
   Income (loss) as:
     Net investment income (loss)..............         5             --            --            (2)       --
     Investment gains (losses), net............         2             --            --           (63)       15
                                                ---------  -------------  ------------  ------------  --------
  Subtotal.....................................         7             --            --           (65)       15
                                                ---------  -------------  ------------  ------------  --------
Other comprehensive income (loss)..............         4             (1)           --            45        (9)
Purchases......................................       612             --            --            --        --
Sales..........................................      (331)            (1)           --          (329)      (21)
Transfers into Level 3/(1)/....................         7             --            --            --        --
Transfers out of Level 3/(1)/..................        (5)            --            --            --        (1)
                                                ---------  -------------  ------------  ------------  --------
Balance, December 31, 2017..................... $   1,139  $          40  $         --  $         --  $      8
                                                =========  =============  ============  ============  ========

Balance, January 1, 2016....................... $     420  $          45  $          1  $        503  $     40
Total gains (losses), realized and
  unrealized, included in:
   Income (loss) as:
     Investment gains (losses), net............         1             --            --           (67)       --
                                                ---------  -------------  ------------  ------------  --------
  Subtotal.....................................         1             --            --           (67)       --
                                                ---------  -------------  ------------  ------------  --------
Other comprehensive income (loss)..............         7             (2)           --            14         1
Purchases......................................       572             --            --            --        --
Sales..........................................      (142)            (1)           --           (87)       (8)
Transfers into Level 3/(1)/....................        25             --            --            --        --
Transfers out of Level 3/(1)/..................       (38)            --            (1)          (14)       (9)
                                                ---------  -------------  ------------  ------------  --------
Balance, December 31, 2016..................... $     845  $          42  $         --  $        349  $     24
                                                =========  =============  ============  ============  ========

                                                                                                        GMXB
                                                REDEEMABLE                       GMIB      SEPARATE  DERIVATIVE
                                                PREFERRED    OTHER EQUITY     REINSURANCE  ACCOUNT    FEATURES
                                                  STOCK     INVESTMENTS/(2)/     ASSET      ASSETS   LIABILITY
                                                ----------- ---------------  ------------  --------  ----------
                                                                         (IN MILLIONS)
BALANCE, JANUARY 1, 2018....................... $        -- $            25  $     10,488  $    349  $   (4,256)
Total gains (losses), realized and
  unrealized, included in:
   Income (loss) as:
     Investment gains (losses), net............          --              --            --        26          --
     Net derivative gains (losses),
       excluding non-performance risk..........          --              --          (972)       --        (296)
     Non-performance risk/(4)/.................          --              --           (96)       --        (490)
                                                ----------- ---------------  ------------  --------  ----------
  Subtotal.....................................          --              --        (1,068)       26        (786)
                                                ----------- ---------------  ------------  --------  ----------
Purchases/(2)/.................................          --              29            96         5        (403)
Sales/(3)/.....................................          --              --           (62)       (1)         14
Settlements....................................          --              --        (7,463)       (5)         --
Activity related to consolidated VIEs/ VOEs....          --              (6)           --        --          --
Transfers into Level 3/(1)/....................          --               5            --        --          --
Transfers out of Level 3/(1)/..................          --              (5)           --        --          --
                                                ----------- ---------------  ------------  --------  ----------
BALANCE, DECEMBER 31, 2018..................... $        -- $            48  $      1,991  $    374  $   (5,431)
                                                =========== ===============  ============  ========  ==========

                                     F-49

                                                                                                        GMXB
                                                 REDEEMABLE                      GMIB      SEPARATE  DERIVATIVE
                                                 PREFERRED    OTHER EQUITY    REINSURANCE  ACCOUNT    FEATURES
                                                   STOCK     INVESTMENTS/(2)/    ASSET      ASSETS   LIABILITY
                                                -----------  ---------------  -----------  --------  ----------
Balance, January 1, 2017....................... $         1   $           40  $    10,313  $    313  $   (5,473)
Total gains (losses), realized and
  unrealized, included in:
   Income (loss) as:
     Investment gains (losses), net............          --               --           --        29          --
     Net derivative gains (losses),
       excluding non-performance risk..........          --               --           (6)       --       1,443
     Non-performance risk/(4)/.................          --               --           75        --         149
                                                -----------   --------------  -----------  --------  ----------
  Subtotal.....................................          --               --           69        29       1,592
                                                -----------   --------------  -----------  --------  ----------
Other comprehensive............................
income(loss)...................................          (1)              --           --        --          --
Purchases/(2)/.................................          --               --          221        13        (381)
Sales/(3)/.....................................          --               --         (115)       (2)          6
Settlements....................................          --               --           --        (4)         --
Activity related to consolidated VIEs/ VOEs....          --              (15)          --        --          --
Transfers into level 3/(1)/....................          --               --           --        --          --
Transfers out of level 3/(1)/..................          --               --           --        --          --
                                                -----------   --------------  -----------  --------  ----------
Balance, December 31, 2017..................... $        --   $           25  $    10,488  $    349  $   (4,256)
                                                ===========   ==============  ===========  ========  ==========

Balance, January 1, 2016....................... $        --   $            1  $    10,582  $    313  $   (5,266)
Total gains (losses), realized and
  unrealized, included in:
   Income (loss) as:
     Investment gains (losses), net............          --               --           --        19          --
     Net derivative gains (losses),
       excluding non-performance risk..........          --               --         (242)       --        (126)
     Non-performance risk/(4)/.................          --               --          (20)       --         263
                                                -----------   --------------  -----------  --------  ----------
  Subtotal.....................................          --               --         (262)       19         137
                                                -----------   --------------  -----------  --------  ----------
Other comprehensive income (loss)..............          --               (1)          --        --          --
Purchases/(2)/.................................           1               --          223        10        (348)
Sales/(3)/.....................................          --               --         (230)       --           4
Settlements....................................          --               --           --        (7)         --
Activities related to consolidated VIEs/ VOEs..          --               40           --        --          --
Transfers into level 3/(1)/....................          --               --           --         1          --
Transfers out of level 3/(1)/..................          --                            --       (23)         --
                                                -----------   --------------  -----------  --------  ----------
Balance, December 31, 2016..................... $         1   $           40  $    10,313  $    313  $   (5,473)
                                                ===========   ==============  ===========  ========  ==========
   --------
  /(1)/Transfers into/out of Level 3 classification are reflected at beginning-of-period fair values.
  /(2)/For the GMIB reinsurance contract asset, and GMxB derivative features liability, represents attributed fee.
  /(3)/For the GMIB reinsurance contract asset, represents recoveries from reinsurers and for GMxB derivative features liability represents benefits paid.
  /(4)/The Company's non-performance risk is recorded through Net derivative gains (losses).

                                     F-50

   The table below details changes in unrealized gains (losses) for 2018, 2017 and 2016 by category for Level 3 assets and liabilities still held at
   December 31, 2018, 2017 and 2016 respectively.

                                                         EARNINGS (LOSS)
                                                ---------------------------------
                                                                  NET
                                                 INVESTMENT    DERIVATIVE
                                                    GAINS        GAINS
                                                (LOSSES), NET   (LOSSES)     OCI
                                                ------------- -----------  ------
                                                          (IN MILLIONS)
HELD AS OF DECEMBER 31, 2018:
  Change in unrealized gains (losses):
   Fixed maturities, available-for-sale
     Corporate................................. $          -- $        --  $  (18)
     State and political subdivisions..........            --          --      (1)
     Asset-backed..............................            --          --      (7)
                                                ------------- -----------  ------
       Subtotal................................            --          --     (26)
                                                ------------- -----------  ------
   GMIB reinsurance contracts..................            --      (1,068)     --
   Separate Accounts assets/(1)/...............            26          --      --
   GMxB derivative features liability..........            --        (786)     --
                                                ------------- -----------  ------
       Total................................... $          26 $    (1,854) $  (26)
                                                ============= ===========  ======
Held as of December 31, 2017:
  Change in unrealized gains (losses):
   Fixed maturities, available-for-sale
     Corporate................................. $          -- $        --  $    4
     Commercial mortgage-backed................            --          --      45
     Asset-backed..............................            --          --      (9)
       Subtotal................................            --          --      40
                                                ------------- -----------  ------
   GMIB reinsurance contracts..................            --          69      --
                                                ------------- -----------  ------
   Separate Accounts assets/(1)/...............            29          --      --
   GMxB derivative features liability..........            --       1,592      --
                                                ------------- -----------  ------
       Total................................... $          29 $     1,661  $   40
                                                ============= ===========  ======
Held as of December 31, 2016:
  Change in unrealized gains (losses):
   Fixed maturities, available-for-sale
     Corporate................................. $          -- $        --  $   11
     State and political subdivisions..........            --          --      (1)
     Commercial mortgage-backed................            --          --       9
     Asset-backed..............................            --          --       1
                                                ------------- -----------  ------
       Subtotal................................            --          --      20
                                                ------------- -----------  ------
   GMIB reinsurance contracts..................            --        (262)     --
   Separate Accounts assets/(1)/...............            20          --      --
   GMxB derivative features liability..........            --         137      --
                                                ------------- -----------  ------
       Total................................... $          20 $      (125) $   20
                                                ============= ===========  ======
   --------
   /(1)/There is an investment expense that offsets this investment gain (loss).

                                     F-51

   The following tables disclose quantitative information about Level 3 fair value measurements by category for assets and liabilities as of December 31,
   2018 and 2017, respectively.

QUANTITATIVE INFORMATION ABOUT LEVEL 3 FAIR VALUE MEASUREMENTS AT DECEMBER 31,
                                     2018

                                FAIR            VALUATION                 SIGNIFICANT                       WEIGHTED
                                VALUE           TECHNIQUE              UNOBSERVABLE INPUT         RANGE     AVERAGE
                                ------ ---------------------------- ------------------------  ------------- --------
                                                                   (IN MILLIONS)
ASSETS:
Investments:
  Fixed maturities,
  available-for- sale:
   Corporate................... $   93 Matrix pricing model            Spread over Benchmark  15 - 580 BPS  104 BPS

                                   881 Market comparable companies                    EBITDA  4.1X - 37.8X   12.1X
                                                                          multiples Discount  6.4% - 16.5%   10.7%
                                                                    rate Cash flow multiples  1.8X - 18.0X   11.4X
--------------------------------------------------------------------------------------------------------------------

Separate Accounts assets.......    352 Third party appraisal        Capitalization rate Exit      4.4%
                                                                              capitalization      5.6%
                                                                          rate Discount rate      6.5%

                                     1 Discounted cash flow                 Spread over U.S.
                                                                     Treasury curve Discount     248 BPS
                                                                                      factor      5.1%
--------------------------------------------------------------------------------------------------------------------

GMIB reinsurance                                                      Lapse rates Withdrawal
  contract asset...............  1,991   Discounted cash flow              rates Utilization  1.0% - 6.27%
                                                                       rates Non-performance   0.0% - 8.0%
                                                                                        risk  0.0% - 16.0%
                                                                          Volatility rates -  74 - 159 BPS
                                                                            Equity Mortality  10.0% - 34.0%
                                                                        rates/(1)/: Ages 0 -  0.01% - 0.18%
                                                                     40 Ages 41 - 60 Ages 60  0.07% - 0.54%
                                                                                       - 115  0.42% - 42.0%
--------------------------------------------------------------------------------------------------------------------

LIABILITIES:
GMIBNLG........................  5,341 Discounted cash flow                  Non-performance     189 BPS
                                                                                  risk Lapse  0.8% - 26.2%
                                                                      rates Withdrawal rates  0.0% - 12.1%
                                                                     Annuitization Mortality  0.0% - 100.0%
                                                                        rates/(1)/: Ages 0 -  0.01% - 0.19%
                                                                     40 Ages 41 - 60 Ages 60  0.06% - 0.53%
                                                                                       - 115  0.41% - 41.2%
--------------------------------------------------------------------------------------------------------------------

GWBL/GMWB......................    130 Discounted cash flow           Lapse rates Withdrawal   0.5% - 5.7%
                                                                           rates Utilization   0.0% - 7.0%
                                                                    rates Volatility rates -   100% AFTER
                                                                                      Equity      DELAY
                                                                                              10.0% - 34.0%
--------------------------------------------------------------------------------------------------------------------

GIB............................   (48) Discounted cash flow           Lapse rates Withdrawal   0.5% - 5.7%
                                                                           rates Utilization   0.0% - 8.0%
                                                                    rates Volatility rates -  0.0% - 16.0%
                                                                                      Equity  10.0% - 34.0%
--------------------------------------------------------------------------------------------------------------------

GMAB...........................      7 Discounted cash flow           Lapse rates Volatility   1.0% - 5.7%
                                                                              rates - Equity  10.0% - 34.0%
--------------------------------------------------------------------------------------------------------------------
   --------
  /(1)/Mortality rates vary by age and demographic characteristic such as gender. Mortality rate assumptions are based on a combination of company and industry experience. A mortality improvement assumption is also applied. For any given contract, mortality rates vary throughout the period over which cash flows are projected for purposes of valuating the embedded derivatives.

                                     F-52

QUANTITATIVE INFORMATION ABOUT LEVEL 3 FAIR VALUE MEASUREMENTS AT DECEMBER 31,
                                     2017

                                Fair         Valuation                  Significant                           Weighted
                                Value        Technique               Unobservable Input             Range     Average
                               ------- ---------------------- --------------------------------- ------------- --------
                                                                (in millions)
Assets:
Investments:
  Fixed maturities,
   available-for-sale:
   Corporate.................. $    53 Matrix pricing model
                                                              Spread over the industry-specific
                                                                          benchmark yield curve  0 - 565 bps  125 bps

                                   789 Market comparable                       EBITDA multiples 5.3x - 27.9x   12.9x
                                         companies                                Discount rate 7.2% - 17.0%   11.1%
                                                                            Cash flow multiples 9.0x - 17.7x   13.1x
----------------------------------------------------------------------------------------------------------------------

Separate Accounts assets......     326 Third party appraisal                Capitalization rate     4.6%
                                                                       Exit capitalization rate      5.6%
                                                                                  Discount rate     6.6%

                                     1 Discounted cash flow
                                                                Spread over U.S. Treasury curve    243 bps
                                                                                Discount factor     4.4%
----------------------------------------------------------------------------------------------------------------------

GMIB reinsurance                10,488 Discounted cash flow                         Lapse rates  1.0% - 6.3%
  contract asset..............                                                 Withdrawal rates  0.0% - 8.0%
                                                                         GMIB Utilization rates 0.0% - 16.0%
                                                                           Non-performance risk 5bps - 10bps
                                                                      Volatility rates - Equity 9.9% - 30.9%
                                                                          Mortality rates/(1)/:
                                                                                    Ages 0 - 40 0.01% - 0.18%
                                                                                   Ages 41 - 60 0.07% - 0.54%
                                                                                  Ages 60 - 115 0.42% - 42.0%
----------------------------------------------------------------------------------------------------------------------

Liabilities:
GMIBNLG.......................   4,149 Discounted cash flow                Non-performance risk     1.0%
                                                                                    Lapse rates 0.8% - 26.2%
                                                                               Withdrawal rates 0.0% - 12.4%
                                                                              Utilization rates 0.0% - 16.0%
                                                                           NLG Forfeiture rates  0.6% - 2.1%
                                                                    Long-term equity volatility     20.0%
                                                                          Mortality rates/(1)/:
                                                                                    Ages 0 - 40 0.01% - 0.19%
                                                                                   Ages 41 - 60 0.06% - 0.53%
                                                                                  Ages 60 - 115 0.41% - 41.2%
----------------------------------------------------------------------------------------------------------------------
GWBL/GMWB.....................     130 Discounted cash flow                         Lapse rates  0.9% - 5.7%
                                                                               Withdrawal rates  0.0% - 7.0%
                                                                              Utilization rates 0.0% - 16.0%
                                                                      Volatility rates - Equity 9.9% - 30.9%
----------------------------------------------------------------------------------------------------------------------
GIB...........................    (27) Discounted cash flow                         Lapse rates 0.5% - 11.0%
                                                                      Volatility rates - Equity 9.9% - 30.9%
----------------------------------------------------------------------------------------------------------------------
GMAB..........................       5 Discounted cash flow                         Lapse rates 0.5% - 11.0%
                                                                      Volatility rates - Equity 9.9% - 30.9%
----------------------------------------------------------------------------------------------------------------------
   --------
  /(1)/Mortality rates vary by age and demographic characteristic such as gender. Mortality rate assumptions are based on a combination of company and industry experience. A mortality improvement assumption is also applied. For any given contract, mortality rates vary throughout the period over which cash flows are projected for purposes of valuating the embedded derivatives.

                                     F-53

   Excluded from the tables above at December 31, 2018 and 2017, respectively, are approximately $826 million and $392 million of Level 3 fair value measurements of investments for which the underlying quantitative inputs are not developed by the Company and are not readily available. These investments primarily consist of certain privately placed debt securities with limited trading activity, including residential mortgage- and asset-backed instruments, and their fair values generally reflect unadjusted prices obtained from independent valuation service providers and indicative, non-binding quotes obtained from third-party broker-dealers recognized as market participants. Significant increases or decreases in the fair value amounts received from these pricing sources may result in the Company's reporting significantly higher or lower fair value measurements for these
   Level 3 investments.

   The fair value of private placement securities is determined by application of a matrix pricing model or a market comparable company value technique.
   The significant unobservable input to the matrix pricing model valuation technique is the spread over the industry-specific benchmark yield curve.
   Generally, an increase or decrease in spreads would lead to directionally inverse movement in the fair value measurements of these securities. The significant unobservable input to the market comparable company valuation technique is the discount rate. Generally, a significant increase (decrease)
   in the discount rate would result in significantly lower (higher) fair value measurements of these securities.

   Residential mortgage-backed securities classified as Level 3 primarily consist of non-agency paper with low trading activity. Included in the tables above at December 31, 2018 and 2017, there were no Level 3 securities that were determined by application of a matrix-pricing model and for which the spread over the U.S. Treasury curve is the most significant unobservable input to the pricing result. Generally, a change in spreads would lead to directionally inverse movement in the fair value measurements of these securities.

   Asset-backed securities classified as Level 3 primarily consist of non-agency mortgage loan trust certificates, including subprime and Alt-A paper, credit tenant loans, and equipment financings. Included in the tables above at December 31, 2018 and 2017, there were no securities that were determined by the application of matrix-pricing for which the spread over the U.S. Treasury curve is the most significant unobservable input to the pricing result. Significant increases (decreases) in spreads would result in significantly lower (higher) fair value measurements.

   Included in other equity investments classified as Level 3 are reporting entities' venture capital securities in the Technology, Media and
   Telecommunications industries. The fair value measurements of these securities include significant unobservable inputs including an enterprise value to revenue multiples and a discount rate to account for liquidity and various risk factors. Significant increases (decreases) in the enterprise value to revenue multiple inputs in isolation would result in a significantly higher (lower) fair value measurement. Significant increases
   (decreases) in the discount rate would result in a significantly lower
   (higher) fair value measurement.

   Separate Accounts assets classified as Level 3 in the table at December 31,
   2018 and 2017, primarily consist of a private real estate fund and mortgage loans. A third-party appraisal valuation technique is used to measure the fair value of the private real estate investment fund, including consideration of observable replacement cost and sales comparisons for the underlying commercial properties, as well as the results from applying a discounted cash flow approach. Significant increase (decrease) in isolation in the capitalization rate and exit capitalization rate assumptions used in the discounted cash flow approach to the appraisal value would result in a higher (lower) measure of fair value. With respect to the fair value measurement of mortgage loans a discounted cash flow approach is applied, a significant increase (decrease) in the assumed spread over U.S. Treasury securities would produce a lower (higher) fair value measurement. Changes in the discount rate or factor used in the valuation techniques to determine the fair values of these private equity investments and mortgage loans generally are not correlated to changes in the other significant unobservable inputs. Significant increase (decrease) in isolation in the discount rate or factor would result in significantly lower (higher) fair value measurements. These fair value measurements are determined using substantially the same valuation techniques as earlier described above for the Company's General Account investments in these securities.

   Significant unobservable inputs with respect to the fair value measurement of the Level 3 GMIB reinsurance contract asset and the Level 3 liabilities identified in the table above are developed using the Company data.
   Validations of unobservable inputs are performed to the extent the Company has experience. When an input is changed the model is updated and the results of each step of the model are analyzed for reasonableness.

   The significant unobservable inputs used in the fair value measurement of the Company's GMIB reinsurance contract asset are lapse rates, withdrawal rates and GMIB utilization rates. Significant increases in GMIB utilization rates or decreases in lapse or withdrawal rates in isolation would tend to increase the GMIB reinsurance contract asset.

   Fair value measurement of the GMIB reinsurance contract asset and liabilities includes dynamic lapse and GMIB utilization assumptions whereby projected contractual lapses and GMIB utilization reflect the projected net amount of risks of the contract. As the net amount of risk of a contract increases, the assumed lapse rate decreases and the GMIB utilization increases. Increases in volatility would increase the asset and liabilities.

                                     F-54

   The significant unobservable inputs used in the fair value measurement of the Company's GMIBNLG liability are lapse rates, withdrawal rates, GMIB utilization rates, adjustment for Non-performance risk and NLG forfeiture rates. NLG forfeiture rates are caused by excess withdrawals above the annual GMIB accrual rate that cause the NLG to expire. Significant decreases in lapse rates, NLG forfeiture rates, adjustment for non-performance risk and GMIB utilization rates would tend to increase the GMIBNLG liability, while decreases in withdrawal rates and volatility rates would tend to decrease the GMIBNLG liability.

   The significant unobservable inputs used in the fair value measurement of the Company's GMWB and GWBL liability are lapse rates and withdrawal rates.
   Significant increases in withdrawal rates or decreases in lapse rates in isolation would tend to increase these liabilities. Increases in volatility would increase these liabilities.

   Certain financial instruments are exempt from the requirements for fair value disclosure, such as insurance liabilities other than financial guarantees and investment contracts, limited partnerships accounted for under the equity method and pension and other postretirement obligations.

   The carrying values and fair values at December 31, 2018 and 2017 for financial instruments not otherwise disclosed in Note 3 are presented in the table below.

                                                                     FAIR VALUE
                                               CARRYING  -----------------------------------
                                                VALUE    LEVEL 1  LEVEL 2  LEVEL 3   TOTAL
                                              ---------- -------- -------- -------- --------
                                                              (IN MILLIONS)
DECEMBER 31, 2018:
Mortgage loans on real estate................ $   11,818 $     -- $     -- $ 11,478 $ 11,478
Loans to affiliates..........................        600       --      603       --      603
Policyholders' liabilities:
  Investment contracts.......................      1,974       --       --    2,015    2,015
FHLBNY funding agreements....................      4,002       --    3,956       --    3,956
Policy loans.................................      3,267       --       --    3,944    3,944
Short-term and long-term debt................         --       --       --       --       --
Loans from affiliates........................        572       --      572       --      572
Separate Accounts liabilities................      7,406       --       --    7,406    7,406

December 31, 2017:
Mortgage loans on real estate................ $   10,935 $     -- $     -- $ 10,895 $ 10,895
Loans to affiliates..........................        703       --      700       --      700
Policyholders' liabilities:
  Investment contracts.......................      2,068       --       --    2,170    2,170
FHLBNY funding agreements....................      3,014       --    3,020       --    3,020
Policy loans.................................      3,315       --       --    4,210    4,210
Short-term and long-term debt................        203       --      202       --      202
Separate Accounts liabilities................      7,537       --       --    7,537    7,537

   As our COLI policies are recorded at their cash surrender value, they are not required to be included in the table above. For further details of our accounting policies pertaining to COLI, see Note 2.

   Fair values for commercial and agricultural mortgage loans on real estate are measured by discounting future contractual cash flows to be received on the mortgage loan using interest rates at which loans with similar characteristics and credit quality would be made. The discount rate is derived based on the appropriate U.S. Treasury rate with a like term to the remaining term of the loan to which a spread reflective of the risk premium associated with the specific loan is added. Fair values for mortgage loans anticipated to be foreclosed and problem mortgage loans are limited to the fair value of the underlying collateral, if lower.

   Fair values for the Company's long-term debt related to real estate joint ventures are determined by a third-party appraisal and assessed for reasonableness. The Company's short-term debt primarily includes commercial paper with short-term maturities and carrying value approximates fair value.
   The fair values for the Company's other long-term debt are determined by
   Bloomberg's evaluated pricing service, which uses direct observations or observed comparables. The fair values of the Company's borrowing and lending arrangements with AXA affiliated entities are determined in the same manner as for such transactions with third parties, including matrix pricing models for debt securities and discounted cash flow analysis for mortgage loans.

   The fair value of policy loans is calculated by discounting expected cash flows based upon the U.S. treasury yield curve and historical loan repayment patterns.

                                     F-55

   The fair values of the Company's funding agreements are determined by discounted cash flow analysis based on the indicative funding agreement rates published by the FHLB.

   The fair values for the Company's association plans contracts, supplementary contracts not involving life contingencies ("SCNILC"), deferred annuities and certain annuities, which are included in Policyholders' account balances and liabilities for investment contracts with fund investments in Separate
   Accounts are estimated using projected cash flows discounted at rates reflecting current market rates. Significant unobservable inputs reflected in the cash flows include lapse rates and withdrawal rates. Incremental adjustments may be made to the fair value to reflect non-performance risk.
   Certain other products such as Access Accounts and Escrow Shield Plus product reserves are held at book value.

8) INSURANCE LIABILITIES

   Variable Annuity Contracts -- GMDB, GMIB, GIB and GWBL and Other Features

   The Company has certain variable annuity contracts with GMDB, GMIB, GIB and
   GWBL and other features in-force that guarantee one of the following:

      .   Return of Premium: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals);

      .   Ratchet: the benefit is the greatest of current account value, premiums paid (adjusted for withdrawals), or the highest account value on any anniversary up to contractually specified ages (adjusted for withdrawals);

      .   Roll-Up: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals) accumulated at contractually specified interest rates up to specified ages;

      .   Combo: the benefit is the greater of the ratchet benefit or the roll-up benefit, which may include either a five year or an annual reset; or

      .   Withdrawal: the withdrawal is guaranteed up to a maximum amount per year for life.

   LIABILITIES FOR VARIABLE ANNUITY CONTRACTS WITH GMDB AND GMIB FEATURES AND
   NO NLG FEATURE

   The change in the liabilities for variable annuity contracts with GMDB and
   GMIB features and no NLG feature are summarized in the tables below. The amounts for the direct contracts (before reinsurance ceded) and assumed contracts are reflected in the consolidated balance sheets in Future policy benefits and other policyholders' liabilities. The amounts for the ceded contracts are reflected in the consolidated balance sheets in Amounts due from reinsurers.

CHANGE IN LIABILITY FOR VARIABLE ANNUITY CONTRACTS WITH GMDB AND GMIB FEATURES
                                      AND
                                NO NLG FEATURE

             FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

                                                    GMDB              GMIB
                                              ----------------  ----------------
                                               DIRECT   CEDED   DIRECT    CEDED
                                              -------  -------  ------  --------
                                                         (IN MILLIONS)

Balance at January 1, 2016................... $ 2,991  $(1,430) $3,886  $(10,575)
  Paid guarantee benefits....................    (357)     174    (281)      230
  Other changes in reserve...................     525     (302)    203        31
                                              -------  -------  ------  --------
Balance at December 31, 2016.................   3,159   (1,558)  3,808   (10,314)
  Paid guarantee benefits....................    (354)     171    (151)      115
  Other changes in reserve...................   1,249     (643)  1,097      (289)
                                              -------  -------  ------  --------
Balance at December 31, 2017.................   4,054   (2,030)  4,754   (10,488)
  Paid guarantee benefits....................    (394)      70    (153)       61
  Other changes in reserve...................     994    1,853    (860)    8,435
                                              -------  -------  ------  --------
Balance at December 31, 2018................. $ 4,654  $  (107) $3,741  $ (1,992)
                                              =======  =======  ======  ========

                                     F-56

   LIABILITIES FOR EMBEDDED AND FREESTANDING INSURANCE RELATED DERIVATIVES

   The liability for the GMxB derivative features liability, the liability for
   SCS, SIO, MSO and IUL indexed features and the asset and liability for the
   GMIB reinsurance contracts are considered embedded or freestanding insurance derivatives and are reported at fair value. For the fair value of the assets and liabilities associated with these embedded or freestanding insurance derivatives, see Note 7.

   ACCOUNT VALUES AND NET AMOUNT AT RISK

   Account Values and Net Amount at Risk ("NAR") for direct variable annuity contracts in force with GMDB and GMIB features as of December 31, 2018 are presented in the following tables by guarantee type. For contracts with the
   GMDB feature, the NAR in the event of death is the amount by which the GMDB feature exceeds the related Account Values. For contracts with the GMIB feature, the NAR in the event of annuitization is the amount by which the present value of the GMIB benefits exceed the related Account Values, taking into account the relationship between current annuity purchase rates and the
   GMIB guaranteed annuity purchase rates. Since variable annuity contracts with GMDB features may also offer GMIB guarantees in the same contract, the
   GMDB and GMIB amounts listed are not mutually exclusive.

         DIRECT VARIABLE ANNUITY CONTRACTS WITH GMDB AND GMIB FEATURES
                            AS OF DECEMBER 31, 2018

                                                                     GUARANTEE TYPE
                                               ---------------------------------------------------------
                                                RETURN OF
                                                 PREMIUM     RATCHET      ROLL-UP     COMBO      TOTAL
                                               ----------  -----------  ----------  ---------  ---------
                                                      (IN MILLIONS; EXCEPT AGE AND INTEREST RATE)
Variable annuity contracts with GMDB features
---------------------------------------------
  Account Values invested in:
   General Account............................ $   14,035  $       102  $       61  $     184  $  14,382
   Separate Accounts..........................     41,463        8,382       2,903     30,406     83,154
                                               ----------  -----------  ----------  ---------  ---------
  Total Account Values........................ $   55,498  $     8,484  $    2,964  $  30,590  $  97,536
                                               ==========  ===========  ==========  =========  =========

  Net Amount at Risk, gross................... $      418  $       791  $    2,291  $  20,587  $  24,087
                                               ==========  ===========  ==========  =========  =========
  Net Amount at Risk, net of
   amounts reinsured.......................... $      418  $       772  $    1,615  $  20,587  $  23,392
                                               ==========  ===========  ==========  =========  =========

Average attained age of policyholders
  (in years)..................................       51.4         67.0        73.6       69.0       55.3
  Percentage of policyholders over age 70.....       10.0%        43.0%       65.5%      49.9%      18.8%
  Range of contractually specified
   interest rates.............................        N/A          N/A      3% - 6%  3% - 6.5%  3% - 6.5%

Variable annuity contracts with GMIB features
---------------------------------------------
  Account Values invested in:
   General Account............................ $       --  $        --  $       19  $     251  $     270
   Separate Accounts..........................         --           --      19,407     33,428     52,835
                                               ----------  -----------  ----------  ---------  ---------
  Total Account Values........................ $       --  $        --  $   19,426  $  33,679  $  53,105
                                               ==========  ===========  ==========  =========  =========

  Net Amount at Risk, gross................... $       --  $        --  $      994  $   9,156  $  10,150
                                               ==========  ===========  ==========  =========  =========
  Net Amount at Risk, net of
   amounts reinsured.......................... $       --  $        --  $      309  $   8,268  $   8,577
                                               ==========  ===========  ==========  =========  =========

Average attained age of policyholders
  (in years)..................................        N/A          N/A        68.9       68.8       68.8
  Weighted average years remaining
   until annuitization........................        N/A          N/A         1.7        0.5        0.6
  Range of contractually specified
   interest rates.............................        N/A          N/A      3% - 6%  3% - 6.5%  3% - 6.5%

   For more information about the reinsurance programs of the Company's GMDB and GMIB exposure, see "Reinsurance Agreements" in Note 10.

                                     F-57

   Separate Account Investments by Investment Category Underlying Variable
   Annuity Contracts with GMDB and GMIB Features

   The total Account Values of variable annuity contracts with GMDB and GMIB features include amounts allocated to the guaranteed interest option, which is part of the General Account and variable investment options that invest through Separate Accounts in variable insurance trusts. The following table presents the aggregate fair value of assets, by major investment category, held by Separate Accounts that support variable annuity contracts with GMDB and GMIB features. The investment performance of the assets impacts the related Account Values and, consequently, the NAR associated with the GMDB and GMIB benefits and guarantees. Because the Company's variable annuity contracts offer both GMDB and GMIB features, GMDB and GMIB amounts are not mutually exclusive.

              INVESTMENT IN VARIABLE INSURANCE TRUST MUTUAL FUNDS

                                                      AS OF DECEMBER 31,
                                              -----------------------------------
                                                    2018              2017
                                              ----------------- -----------------
                                                GMDB     GMIB     GMDB     GMIB
                                              -------- -------- -------- --------
                                                         (IN MILLIONS)
Investment type:
----------------
Equity....................................... $ 35,541 $ 15,759 $ 41,658 $ 19,676
Fixed income.................................    5,173    2,812    5,469    3,110
Balanced.....................................   41,588   33,974   46,577   38,398
Other........................................      852      290      968      314
                                              -------- -------- -------- --------
Total........................................ $ 83,154 $ 52,835 $ 94,672 $ 61,498
                                              ======== ======== ======== ========

   Hedging Programs for GMDB, GMIB, GIB and Other Features

   Beginning in 2003, the Company established a program intended to hedge certain risks associated first with the GMDB feature and, beginning in 2004, with the GMIB feature of the Accumulator series of variable annuity products. The program has also been extended to cover other guaranteed benefits as they have been made available. This program utilizes derivative contracts, such as exchange-traded equity, currency and interest rate futures contracts, total return and/or equity swaps, interest rate swap and floor contracts, swaptions, variance swaps as well as equity options, that collectively are managed in an effort to reduce the economic impact of unfavorable changes in guaranteed benefits' exposures attributable to movements in the capital markets. At the present time, this program hedges certain economic risks on products sold from 2001 forward, to the extent such risks are not externally reinsured.

   These programs do not qualify for hedge accounting treatment. Therefore, gains (losses) on the derivatives contracts used in these programs, including current period changes in fair value, are recognized in Net investment income (loss) in the period in which they occur, and may contribute to income (loss) volatility.

   Variable and Interest-Sensitive Life Insurance Policies -- NLG

   The NLG feature contained in variable and interest-sensitive life insurance policies keeps them in force in situations where the policy value is not sufficient to cover monthly charges then due. The NLG remains in effect so long as the policy meets a contractually specified premium funding test and certain other requirements.

   The change in the liabilities for NLG liabilities, reflected in the General
   Account in Future policy benefits and other policyholders' liabilities in the consolidated balance sheets is summarized in the table below:

                                                     DIRECT    REINSURANCE
                                                    LIABILITY     CEDED      NET
                                                   ----------  -----------  -----
                                                            (IN MILLIONS)
Balance at January 1, 2016........................ $    1,144  $      (510) $ 634
  Other changes in reserves.......................         38          (96)   (58)
                                                   ----------  -----------  -----
Balance at December 31, 2016......................      1,182         (606)   576
  Paid guarantee benefits.........................        (24)          --    (24)
  Other changes in reserves.......................       (466)         (58)  (524)
                                                   ----------  -----------  -----
Balance at December 31, 2017......................        692         (664)    28
  Paid guarantee benefits.........................        (23)          --    (23)
  Other changes in reserves.......................        118          (69)    49
                                                   ----------  -----------  -----
Balance at December 31, 2018...................... $      787  $      (733) $  54
                                                   ==========  ===========  =====

                                     F-58

9) REVENUE RECOGNITION

   See "Revenue Recognition" in Note 2 for a description of the revenues presented in the table below. The adoption of ASC 606 had no material impact on revenue recognition in 2018. The table below presents the revenues recognized for the years ended December 31, 2018, 2017 and 2016, disaggregated by category:

                                                       YEARS ENDED DECEMBER 31,
                                                       ------------------------
                                                         2018     2017    2016
                                                       -------- -------- ------
                                                            (IN MILLIONS)
Investment management, advisory and service fees:
  Base fees........................................... $    728 $    720 $  674
  Distribution services...............................      301      287    277
                                                       -------- -------- ------
   Total investment management and service fees....... $  1,029 $  1,007 $  951
                                                       ======== ======== ======
Other income.......................................... $     33 $     35 $   23
                                                       ======== ======== ======

   For revenue related to AB, see Note 19.

10)REINSURANCE AGREEMENTS

   The Company assumes and cedes reinsurance with other insurance companies.
   The Company evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the originating insurer of liability. The following table summarizes the effect of reinsurance:

                                                     YEARS ENDED DECEMBER 31,
                                                    --------------------------
                                                      2018      2017     2016
                                                    --------  --------  ------
                                                           (IN MILLIONS)
Direct premiums.................................... $    836  $    880  $  850
Reinsurance assumed................................      186       195     206
Reinsurance ceded..................................     (160)     (171)   (176)
                                                    --------  --------  ------
Net premiums....................................... $    862  $    904  $  880
                                                    ========  ========  ======
Policy charges and fee income ceded................ $    467  $    718  $  640
                                                    ========  ========  ======
Policyholders' benefits ceded...................... $    592  $    694  $  942
                                                    ========  ========  ======

   Ceded Reinsurance

   The Company reinsures most of its new variable life, UL and term life policies on an excess of retention basis. The Company generally retains on a per life basis up to $25 million for single lives and $30 million for joint lives with the excess 100% reinsured. The Company also reinsures risk on certain substandard underwriting risks and in certain other cases.

   Effective February 1, 2018, AXA Equitable Life entered into a coinsurance reinsurance agreement (the "Coinsurance Agreement") to cede 90% of its single premium deferred annuities ("SPDA") products issued between
   1978-2001 and its Guaranteed Growth Annuity ("GGA") single premium deferred annuity products issued between 2001-2014. As a result of this agreement,
   AXA Equitable Life transferred securities with a market value of $604 million and cash of $31 million to equal the statutory reserves of approximately $635 million. As the risks transferred by AXA Equitable Life to the reinsurer under the Coinsurance Agreement are not considered insurance risks and therefore do not qualify for reinsurance accounting, AXA
   Equitable Life applied deposit accounting. Accordingly, AXA Equitable Life recorded the transferred assets of $635 million as a deposit asset recorded in Other assets, net of the ceding commissions paid to the reinsurer.

   At December 31, 2018 and 2017, the Company had reinsured with non-affiliates in the aggregate approximately 2.9% and 3.5%, respectively, of its current exposure to the GMDB obligation on annuity contracts in-force and, subject to certain maximum amounts or caps in any one period, approximately 15.5%
   and 16.8% of its current liability exposure, respectively, resulting from the GMIB feature. For additional information, see Note 8.

   Based on management's estimates of future contract cash flows and experience, the estimated net fair values of the ceded GMIB reinsurance contracts, considered derivatives were $1,991 million and $10,488 million at
   December 31, 2018 and 2017, respectively. The estimated fair values decreased $8,497 million and $268 million during 2018 and 2016, respectively, and increased $174 million during 2017.

                                     F-59

   At December 31, 2018 and 2017, third-party reinsurance recoverables related to insurance contracts amounted to $2,243 million and $2,420 million, respectively. Additionally, $1,689 million and $1,882 million of the amounts due from reinsurers related to two specific reinsurers, Zurich Insurance
   Company Ltd. (AA -- rating by S&P), and Paul Revere Life Insurance Company
   (A -- rating by S&P).

   Reinsurance payables related to insurance contracts were $113 million and
   $134 million, at December 31, 2018 and 2017, respectively.

   The Company cedes substantially all of its group health business to a third-party insurer. Insurance liabilities ceded totaled $62 million and $71 million at December 31, 2018 and 2017, respectively.

   The Company also cedes a portion of its extended term insurance and paid-up life insurance and substantially all of its individual disability income business through various coinsurance agreements.

   Assumed Reinsurance

   In addition to the sale of insurance products, the Company currently acts as a professional retrocessionaire by assuming risk from professional reinsurers. The Company assumes accident, life, health, aviation, special risk and space risks by participating in or reinsuring various reinsurance pools and arrangements. Reinsurance assumed reserves were $712 million and
   $716 million at December 31, 2018 and 2017, respectively.

   For reinsurance agreements with affiliates, see "Related Party Transactions"
   in Note 12.

11)LONG-TERM DEBT

   Disposition of Real Estate Joint Ventures

   In March 2018, the Company sold its interest in two consolidated real estate joint ventures to AXA France for a total purchase price of approximately
   $143 million, which resulted in a pre-tax loss of $0.2 million and the reduction of $202 million of long-term debt on the Company's balance sheet for the year ended December 31, 2018.

12)RELATED PARTY TRANSACTIONS

   Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions. The Company has entered into a number of related party transactions with AXA and its subsidiaries that are not part of the
   Company (collectively, "AXA Affiliates") and other related parties that are described herein.

   Since transactions with related parties may raise potential or actual conflicts of interest between the related party and the Company, the Company is subject to Holdings' related party transaction policy which requires certain related party transactions to be reviewed and approved by independent Audit Committee members.

   Cost Sharing and General Service Agreements

   In the second quarter of 2018, AXA Equitable entered into a general services agreement with Holdings whereby AXA Equitable will benefit from the services received by Holdings from AXA Affiliates for a limited period following the
   Holdings IPO under a transition services agreement. The general services agreement with Holdings replaces existing cost-sharing and general service agreements with various AXA Affiliates. AXA Equitable continues to provide services to Holdings and various AXA Affiliates under a separate existing general services agreement with Holdings. Costs allocated to the Company from Holdings totaled $138 million for the year ended December 31, 2018 and are allocated based on cost center tracking of expenses. The cost centers are approved once a year and are updated based on business area needs throughout the year.

   Loans to Affiliates:

   AFFILIATE LOANS

   On April 20, 2018, AXA Equitable made a loan of $800 million to Holdings with an interest rate of 3.69% and maturing on April 20, 2021. Holdings repaid $200 million of the note on December 21, 2018. The unpaid principal balance of the note as of December 31, 2018 is $600 million.

                                     F-60

   In September 2007, AXA issued a $700 million 5.7% Senior Unsecured Note to the Company. In January 2018, AXA pre-paid $50 million of the note. In April
   2018, AXA pre-paid the remaining unpaid principal balance of this note.

   SENIOR SURPLUS NOTES

   On December 28, 2018, AXA Equitable, issued a $572 million senior surplus note due December 28, 2019 to Holdings, which bears interest at a fixed rate of 3.75%, payable semi-annually. The surplus note is intended to have priority in right of payments and in all other respects to any and all other surplus notes issued by AXA Equitable at any time. AXA Equitable repaid this note on March 5, 2019.

   Affiliate fees, revenue and expenses

   INVESTMENT MANAGEMENT AND SERVICE FEES AND EXPENSES

   AXA Equitable FMG, a subsidiary of AXA Equitable, provides investment management and administrative services to EQAT, VIP Trust, 1290 Funds and
   Other AXA Trusts, all of which are considered related parties. Investment management and service fees earned are calculated as a percentage of assets under management and are recorded as revenue as the related services are performed.

   AXA Investment Managers Inc. ("AXA IM") and AXA Rosenberg Investment
   Management LLC ("AXA Rosenberg") provide sub-advisory services with respect to certain portfolios of EQAT, VIP Trust and the Other AXA Trusts. Also, AXA
   IM and AXA Real Estate Investment Managers ("AXA REIM") manage certain
   General Account investments. Fees paid to these affiliates are based on investment advisory service agreements with each affiliate.

   Effective December 31, 2018, AXA Equitable transferred its interest in ABLP,
   AB Holdings and the General Partner to a newly formed subsidiary and distributed the shares of the subsidiary to its direct parent which subsequently distributed the shares to Holdings (the "AB Business
   Transfer"). Accordingly, AB's related party transactions with AXA Affiliates and mutual funds sponsored by AB are now reflected as a discontinued
   operation in the Company's consolidated financial statements for all periods presented. Investment management and other services provided by AB to mutual funds sponsored by AB prior to the AB Business Transfer will continue based upon the Company's business needs. See Note 19 for further details of the AB
   Business Transfer and the discontinued operation.

   AFFILIATED DISTRIBUTION REVENUE AND EXPENSES

   AXA Distributors receives commissions and fee revenue from MONY America for sales of its insurance products. The commissions and fees earned from MONY
   America are based on the various selling agreements.

   AXA Equitable pays commissions and fees to AXA Distribution Holding
   Corporation and its subsidiaries ("AXA Distribution") for sales of insurance products. The commissions and fees paid to AXA Distribution are based on various selling agreements.

   Insurance related transactions

   Prior to April 2018, AXA Equitable ceded to AXA RE Arizona, an indirect, wholly owned subsidiary of Holdings, a (i) 100% quota share of all liabilities for variable annuities with GMxB riders issued on or after
   January 1, 2006 and in-force on September 30, 2008 (the "GMxB Business"),
   (ii) 100% quota share of all liabilities for variable annuities with GMIB riders issued on or after May 1, 1999 through August 31, 2005 in excess of the liability assumed by two unaffiliated reinsurers, which are subject to certain maximum amounts or limitations on aggregate claims, and (iii) 90%
   quota share of level premium term insurance issued by AXA Equitable on or after March 1, 2003 through December 31, 2008 and lapse protection riders under certain series of universal life insurance policies issued by AXA
   Equitable on or after June 1, 2003 through June 30, 2007.

   On April 12, 2018, AXA Equitable completed the unwind of the reinsurance previously provided to AXA Equitable by AXA RE Arizona. Accordingly, all of
   the business previously ceded to AXA RE Arizona, with the exception of the
   GMxB Business, was novated to EQ AZ Life Re Company ("EQ AZ Life Re"), a newly formed captive insurance company organized under the laws of Arizona, which is an indirect wholly owned subsidiary of Holdings. Following the novation of business to EQ AZ Life Re, AXA RE Arizona was merged with and into AXA Equitable. Following AXA RE Arizona's merger with and into AXA
   Equitable, the GMxB Business is not subject to any new internal or third-party reinsurance arrangements, though in the future AXA Equitable may reinsure the GMxB Business with third parties.

   AXA RE Arizona novated the Life Business from AXA RE Arizona to EQ AZ Life
   Re as part of the GMxB Unwind. As a result, EQ AZ Life Re reinsures a 90%
   quota share of level premium term insurance issued by AXA Equitable on or after March 1, 2003 through December 31, 2008 and lapse protection riders under UL insurance policies issued by AXA Equitable on or after June 1, 2003 through June 30, 2007 and the Excess Risks.

                                     F-61

   The GMxB Unwind was considered a pre-existing relationship required to be effectively settled at fair value. The loss relating to this relationship resulted from the settlement of the reinsurance contracts at fair value and the write-off of previously recorded assets and liabilities related to this relationship recorded in the Company's historical accounts. The pre-tax loss recognized in the second quarter of 2018 was $2.6 billion ($2.1 billion net of tax). The Company wrote-off a $1.8 billion deferred cost of reinsurance asset which was previously reported in Other assets. Additionally, the remaining portion of the loss was determining by calculating the difference between the fair value of the assets received compared to the fair value of the assets and liabilities already recorded within the Company's consolidated financial statements. The Company's primary assets previously recorded were reinsurance recoverables, including the reinsurance recoverable associated with GMDB business. There was an approximate $400 million difference between the fair value of the GMDB recoverable compared to its carrying value which is accounted for under ASC 944.

   The assets received and the assets removed were as follows:

                                                    AS OF APRIL 12, 2018
                                                       (IN MILLIONS)
                                              ASSETS RECEIVED  ASSETS REMOVED
                                              --------------- ----------------
Assets at fair value:
  Fixed income securities.................... $         7,083
  Short-term investments.....................             205
  Money market funds.........................               2
  Accrued interest...........................              43
  Derivatives................................             282
  Cash and cash equivalents..................           1,273
                                              ---------------
  Total...................................... $         8,888
                                              ===============
Deferred cost of reinsurance asset...........                 $          1,839
GMDB ceded reserves..........................                            2,317
GMIB reinsurance contract asset..............                            7,463
Payable to AXA RE Arizona....................                              270
                                                              ----------------
  Total......................................                 $         11,889
                                                              ================

   Significant non-cash transactions involved in the unwind of the reinsurance previously provided to AXA Equitable Life by AXA RE Arizona included:
   (a) the increase in total investments includes non-cash activities of $7,615 million for assets received related to the recapture transaction,
   (b) cancellation of the $300 million surplus note between the Company and
   AXA RE Arizona, and (c) settlement of the intercompany receivables/payables to AXA RE Arizona of $270 million. In addition, upon merging the remaining assets of AXA Re Arizona into AXA Equitable, $1.2 billion of deferred tax assets were recorded on the balance sheet through an adjustment to Capital in excess of par value.

   The reinsurance arrangements with EQ AZ Life Re provide important capital management benefits to AXA Equitable. At December 31, 2018, the Company's
   GMIB reinsurance asset with EQ AZ Life Re had carrying values of $259 million and is reported in Guaranteed minimum income benefit reinsurance asset, at fair value in the consolidated balance sheets. Ceded premiums and policy fee income in 2018 totaled approximately $100 million. Ceded claims paid in 2018 were $78 million.

   Prior to April 2018, AXA Equitable reinsured to AXA RE Arizona, a 100% quota share of all liabilities for variable annuities with enhanced GMDB and GMIB riders issued on or after January 1, 2006 and in-force on September 30,
   2008. AXA RE Arizona also reinsured a 90% quota share of level premium term insurance issued by AXA Equitable on or after March 1, 2003 through
   December 31, 2008 and lapse protection riders under UL insurance policies issued by AXA Equitable on or after June 1, 2003 through June 30, 2007. The reinsurance arrangements with AXA RE Arizona provided important capital management benefits to AXA Equitable. At December 31, 2017, the Company's
   GMIB reinsurance asset with AXA RE Arizona had a carrying value of $8,594 million and was reported in Guaranteed minimum income benefit reinsurance asset, at fair value in the consolidated balance sheets. Ceded premiums and policy fee income in 2017 and 2016 totaled approximately $454 million and $447 million, respectively. Ceded claims paid in 2017 and 2016 were
   $213 million and $65 million, respectively.

   The Company receives statutory reserve credits for reinsurance treaties with
   EQ AZ Life Re to the extent that EQ AZ Life Re holds assets in an irrevocable trust (the "Trust"). At December 31, 2018, EQ AZ Life Re held assets of $1.6 billion in the Trust, and had letters of credit of
   $2.5 billion, which are guaranteed by Holdings. Under the reinsurance transactions, EQ AZ Life Re is permitted to transfer assets from the Trust under certain circumstances. The level of statutory reserves held by EQ AZ
   Life Re fluctuate based on market movements, mortality experience and policyholder behavior. Increasing reserve requirements may necessitate that additional assets be placed in trust and/or securing additional letters of credit, which could adversely impact EQ AZ Life Re's liquidity.

                                     F-62

   AXA Global Life retrocedes a quota share portion of certain life and health risks of various AXA Affiliates to AXA Equitable on a one-year term basis.
   Also, AXA Life Insurance Company Ltd. cedes a portion of its variable deferred annuity business to AXA Equitable.

   Premiums earned in 2018, 2017 and 2016 were $20 million, $20 million and $20 million, respectively. Claims and expenses paid in 2018, 2017 and 2016 were
   $8 million, $5 million, and $6 million, respectively.

   REINSURANCE CEDED

   AXA Equitable cedes a portion of its life, health and catastrophe insurance business through reinsurance agreements to AXA Global Life, an affiliate.
   AXA Global Life, in turn, retrocedes a quota share portion of these risks prior to 2008 to AXA Equitable on a one-year term basis.

   AXA Equitable has entered into a Life Catastrophe Excess of Loss Reinsurance
   Agreement with a number of subscribing reinsurers, including AXA Global
   Life. AXA Global Life participates in 5% of the pool, pro-rata, across the upper and lower layers.

   Premiums and expenses paid for the above agreements in 2018, 2017 and 2016 were $4 million, $4 million, and $4 million, respectively.

   Other Transactions

   On October 1, 2018, AXA Financial merged with and into its direct parent,
   Holdings, with Holdings continuing as the surviving entity. As a result,
   Holdings assumed AXA Financial's obligations with respect to the Company, including obligations related to certain benefit plans.

   In March 2018, AXA Equitable sold its interest in two consolidated real estate joint ventures to AXA France for a total purchase price of approximately $143 million, which resulted in a pre-tax loss of $0.2 million and the reduction of $202 million of long-term debt on the Company's balance sheet for the year ended December 31, 2018.

   In 2016, AXA Equitable and Saum Sing LLC ("Saum Sing"), an affiliate, formed
   Broad Vista Partners LLC ("Broad Vista"), of which AXA Equitable owns 70%
   and Saum Sing owns 30%. On June 30, 2016, Broad Vista entered into a real estate joint venture with a third party and AXA Equitable invested approximately $25 million.

   Insurance Coverage Provided by XL Catlin

   On September 12, 2018, AXA Group acquired XL Catlin. Prior to the acquisition, AXA Equitable had ceded part of our disability income business to XL Catlin and as of December 31, 2018, the reserves ceded were $93 million.

   Expenses and Revenues for 2018, 2017 and 2016

   The table below summarizes the expenses reimbursed to/from the Company and the fees received/paid by the Company in connection with certain services described above for the years ended December 31, 2018, 2017 and 2016.

                                                    YEARS ENDED DECEMBER 31,
                                                   --------------------------
                                                     2018     2017     2016
                                                   -------- -------- --------
                                                         (IN MILLIONS)
EXPENSES PAID OR ACCRUED FOR:
Paid or accrued commission and fee expenses for
  sale of insurance products by AXA Distribution.. $    613 $    608 $    587
General services provided by AXA Affiliates.......      109      186      188
Investment management services provided by AXA
  IM, AXA REIM and AXA Rosenberg..................        2        5        2
                                                   -------- -------- --------
Total............................................. $    724 $    799 $    777
                                                   ======== ======== ========
REVENUE RECEIVED OR ACCRUED FOR:
Investment management and administrative services
  provided to EQAT, VIP Trust, 1290 Funds and
  Other AXA Trusts................................ $    727 $    720 $    674
General services provided to AXA Affiliates.......      463      439      497
Amounts received or accrued for commissions and
  fees earned for sale of MONY America's
  insurance products..............................       44       45       43
                                                   -------- -------- --------
Total............................................. $  1,234 $  1,204 $  1,214
                                                   ======== ======== ========

                                     F-63

13)EMPLOYEE BENEFIT PLANS

   401(k)

   AXA Equitable sponsors the AXA Equitable 401(k) Plan, a qualified defined contribution plan for eligible employees and financial professionals. The plan provides for both a company contribution and a discretionary profit-sharing contribution. Expenses associated with this 401(k) Plan were
   $19 million, $15 million and $16 million for the years ended December 31,
   2018, 2017 and 2016, respectively. In December 2018 the Company announced a
   3% Company match for the AXA Equitable 401(k) Plan beginning January 1,
   2019. This match will supplement the existing Company contribution on eligible compensation.

   Pension plan

   AXA Equitable also sponsors the AXA Equitable Retirement Plan (the "AXA
   Equitable QP"), a frozen qualified defined benefit pension plan covering its eligible employees and financial professionals. This pension plan is non-contributory and its benefits are generally based on a cash balance formula and/or, for certain participants, years of service and average income over a specified period in the plan. Effective December 31, 2015, primary liability for the obligations of AXA Equitable Life under the AXA
   Equitable Life QP was transferred from AXA Equitable Life to AXA Financial, and upon the merger of AXA Financial into Holdings, Holdings assumes primary liability under terms of an Assumption Agreement. AXA Equitable Life remains secondarily liable for its obligations under the AXA Equitable Life QP and would recognize such liability in the event Holdings does not perform under the terms of the Assumption Agreement.

   The AXA Equitable QP is not governed by a collective-bargaining agreement and is not under a financial improvement plan or a rehabilitation plan. For the years ended December 31, 2018, 2017 and 2016, expenses related to the plan were $60 million, $27 million and $31 million, respectively.

   The following table presents the funded status of the plan.

                                                                    AS OF DECEMBER 31,
                                                                    ------------------
                                                                      2018      2017
                                                                    --------  --------
                                                                       (IN MILLIONS)
LEGAL NAME OF PLAN: AXQ EQUITABLE RETIREMENT PLAN  EIN# 13-5570651
  Total Plan Assets................................................ $  1,993  $  2,325
                                                                    ========  ========
  Accumulated Benefit Obligation................................... $  2,039  $  2,389
                                                                    ========  ========
  Funded Status....................................................     97.8%     97.3%

   In addition to the AXA Equitable QP, AXA Equitable Life sponsors a non-qualified retirement plan, a medical and life retiree plan, and a post employment plan. The expenses related to these plans were $70 million, $37 million and $44 million for the years ended December 31, 2018, 2017 and
   2016, respectively.

14)SHARE-BASED COMPENSATION PROGRAMS

   Compensation costs for 2018, 2017 and 2016 for share-based payment arrangements as further described herein are as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                   -----------------------------------
                                                      2018        2017        2016
                                                   ----------- ----------- -----------
                                                              (IN MILLIONS)
Performance Shares/(1)/........................... $        12 $        18 $        17
Stock Options.....................................           2           1           1
AXA Shareplan.....................................          --           9          14
Restricted Stock Unit Awards/(2)/.................          16           2          --
Other Compensation Plans/(3)/.....................          --          --           1
                                                   ----------- ----------- -----------
Total Compensation Expenses....................... $        30 $        30 $        33
                                                   =========== =========== ===========
   --------
  /(1)/Reflects change to performance share retirement rules. Specifically, individuals who retire at any time after the grant date will continue to vest in their 2017 performance shares while individuals who retire prior to March 1, 2019 will forfeit all 2018 performance shares.
  /(2)/Reflects a $10 million adjustment for awards in 2018 with graded vesting, service-only conditions from the graded to the straight-line attribution method.
  /(3)/Includes stock appreciation rights and employee stock purchase plans.

                                     F-64

   In 2017 and prior years, equity awards for employees and directors were available under the umbrella of AXA's global equity program. Accordingly, equity awards granted in 2017 and prior years were linked to AXA's stock.

   Following the IPO, Holdings has granted equity awards under the AXA
   Equitable Holdings, Inc. 2018 Omnibus Incentive Plan (the "Omnibus Plan")
   which was adopted by Holdings on April 25, 2018. Awards under the Omnibus
   Plan are linked to Holdings' common stock. As of December 31, 2018, the common stock reserved and available for issuance under the Omnibus Plan was
   5.5 million shares.

   2018 Equity Awards

   All 2018 equity awards for Company employees and directors were granted under the Omnibus Plan. Accordingly, all grants discussed in this section will be settled in shares of Holdings' common stock. As described below,
   Holdings made various grants of equity awards linked to the value of
   Holdings' common stock in 2018. For awards with graded vesting schedules and service-only vesting conditions, including restricted stock units ("RSUs")
   and other forms of share-based payment awards, the Company applies a straight-line expense attribution policy for the recognition of compensation cost. Actual forfeitures with respect to the 2018 grants were considered immaterial in the recognition of compensation cost.

   TRANSACTION INCENTIVE AWARDS

   On May 9, 2018, coincident with the IPO, Holdings granted one-time
   "Transaction Incentive Awards" to executive officers and certain other
   Company employees in the form of 0.6 million Holdings RSUs. Fifty percent of the Holdings RSUs will vest based on service over a two-year period from the
   IPO date (the "Service Units"), and fifty percent will vest based on service and a market condition (the "Performance Units"). The market condition is based on share price growth of at least 130% or 150% within a two or five-year period, respectively. If the market condition is not achieved, 50%
   of the Performance Units may still vest based on five years of continued
   service and the remaining Performance Units will be forfeited. The $6 million aggregate grant-date fair value of the 0.3 million Service Units was measured at the $20 IPO price of a Holdings share and will be charged to compensation expense over the stated requisite service periods.

   The grant-date fair value of half of the Performance Units, or 0.2 million
   Holdings RSUs, was also measured at the $20 IPO price for a Holdings share as employees are still able to vest in these awards even if the share price growth targets are not achieved. The resulting $3 million for these awards will be charged to compensation expense over the five-year requisite service period. The grant-date fair value of $16.47 was used to value the remaining half of the Performance Units that are subject to risk of forfeiture for non-achievement of the Holdings share price conditions. The grant date fair value was measured using a Monte Carlo simulation from which a five-year requisite service period was derived, representing the median of the distribution of stock price paths on which the market condition is satisfied, over which the total $3 million compensation expense will be recognized. In 2018, the Company recognized compensation expense associated with the Transaction Incentive Awards of approximately $6 million.

   SPECIAL IPO GRANT

   Also, on May 9, 2018, Holdings made a grant of 0.2 million Holdings RSUs to
   Company employees , or 50 restricted stock units to each eligible individual, that cliff vested on November 9, 2018. The grant-date fair value of the award was measured using the $20 IPO price for a Holdings share and the resulting $5 million has been recognized as compensation expense over the six-month service period ending November 9, 2018.

   ANNUAL AWARDS UNDER 2018 EQUITY PROGRAM

   Annual awards under Holdings' 2018 equity program consisted of a mix of equity vehicles including Holdings RSUs, Holdings stock options and Holdings performance shares. If Holdings pays any ordinary dividend in cash, all outstanding Holdings RSUs and performance shares will accrue dividend equivalents in the form of additional Holdings RSUs or performance shares to be settled or forfeited consistent with the terms of the related award.

    Holdings RSUs

   On May 17, 2018, Holdings granted 0.8 million Holdings RSUs to Company employees that vest ratably in equal annual installments over a three-year period on each of the first three anniversaries of March 1, 2018. The fair value of the award was measured using the closing price of the Holdings share on the grant date, and the resulting $18 million will be recognized as compensation expense over the shorter of the vesting term or the period up to the date at which the participant becomes retirement eligible but not prior to March 1, 2019.

                                     F-65

    Holdings Stock Options

   On June 11, 2018, Holdings granted 0.9 million Holdings stock options to
   Company employees. These options expire on March 1, 2028 and have a three-year graded vesting schedule, with one-third vesting on each of the three anniversaries of March 1, 2018. The exercise price for the options is $21.34, which was the closing price of a Holdings share on the grant date. The weighted average grant date fair value per option was estimated at $4.61 using a Black-Scholes options pricing model. Key assumptions used in the valuation included expected volatility of 25.4% based on historical selected peer data, a weighted average expected term of 5.7 years as determined by the simplified method, an expected dividend yield of 2.44%
   based on Holdings' expected annualized dividend, and a risk-free interest rate of 2.83%. The total fair value of these options of approximately $4 million will be charged to expense over the shorter of the vesting period or the period up to the date at which the participant becomes retirement eligible but not prior to March 1, 2019. In 2018, the Company recognized expense associated with the June 11, 2018 option grant of approximately $2 million.

    Holdings Performance Shares

   On May 17, 2018, Holdings granted 0.4 million unearned Holdings performance shares to Company employees, subject to performance conditions and a cliff-vesting term ending March 1, 2021. The performance shares consist of two distinct tranches; one based on the Company's return-on-equity targets
   (the "ROE Performance Shares") and the other based on the Holdings' relative total shareholder return targets (the "TSR Performance Shares"), each comprising approximately one-half of the award. Participants may receive from 0% to 200% of the unearned performance shares granted. The grant-date fair value of the ROE Performance Shares will be established once the 2019 and 2020 Non-GAAP ROE target are determined and approved.

   The grant-date fair value of the TSR Performance Shares was measured at $23.17 using a Monte Carlo approach. Under the Monte Carlo approach, stock returns were simulated for Holdings and the selected peer companies to estimate the payout percentages established by the conditions of the award.
   The resulting $4 million aggregate grant-date fair value of the unearned TSR
   Performance Shares will be recognized as compensation expense over the shorter of the cliff-vesting period or the period up to the date at which the participant becomes retirement eligible but not prior to March 1, 2019.
   In 2018, the Company recognized expense associated with the TSR Performance
   Share awards of approximately $2 million.

   Prior Equity Award Grants and Settlements

   Prior to adoption of the Omnibus Plan, Company employees were granted AXA ordinary share options under the AXA Stock Option Plan for AXA Financial
   Employees and Associates (the "Stock Option Plan"). There is no limitation in the Stock Option Plan on the number of shares that may be issued pursuant to option or other grants.

   Employees were also granted AXA performance shares under the AXA
   International Performance Shares Plan established for each year (the
   "Performance Share Plan").

   The fair values of these prior awards are measured at the grant date by reference to the closing price of the AXA ordinary share, and the result, as adjusted for achievement of performance targets and pre-vesting forfeitures, generally is attributed over the shorter of the requisite service period, the performance period, if any, or to the date at which retirement eligibility is achieved and subsequent service no longer is required for continued vesting of the award.

   2017 PERFORMANCE SHARES GRANT

   On June 21, 2017, under the terms of the Performance Share Plan, AXA awarded approximately 1.7 million unearned performance shares to Company employees.
   The extent to which 2017-2019 cumulative performance targets measuring the performance of AXA and the Company are achieved will determine the number of performance shares earned, which may vary between 0% and 130% of the number of performance shares at stake. The performance shares earned during this performance period will vest and be settled on the fourth anniversary of the award date. The plan will settle in AXA ordinary shares to all participants.
   In 2018 and 2017, the expense associated with the June 21, 2017 grant of performance shares was approximately $4 million and $9 million, respectively.

   2016 PERFORMANCE SHARES GRANT

   On June 6, 2016, under the terms of the Performance Share Plan, AXA awarded approximately 1.9 million unearned performance shares to Company employees of AXA Equitable. The extent to which 2017-2019 cumulative performance targets measuring the performance of AXA and the Company are achieved will determine the number of performance shares earned, which may vary between 0%
   and 130% of the number of performance shares at stake. The performance shares earned during this performance period will vest and be settled on the fourth anniversary of the award date. The plan will settle in AXA ordinary shares to all participants. In 2018, 2017 and 2016, the expense associated with the June 6, 2016 grant of performance shares was approximately $4 million, $4 million and $10 million, respectively.

                                     F-66

   SETTLEMENT OF 2014 GRANT IN 2017

   On March 24, 2017, share distributions totaling of approximately $21 million were made to active and former AXA Equitable employees in settlement of
   2.3 million performance shares earned under the terms of the AXA Performance
   Share Plan 2014.

   OTHER GRANTS

   Prior to the IPO, non-officer directors were granted restricted AXA ordinary shares (prior to 2011, AXA ADRs) and unrestricted AXA ordinary shares (prior to March 15, 2010, AXA ADRs) annually under The Equity Plan for Directors.

   AXA restricted stock units ("AXA RSUs") were also granted to certain Company executives. The AXA RSUs are phantom AXA ordinary shares that, once vested, entitle the recipient to a cash payment based on the average closing price of the AXA ordinary share over the twenty trading days immediately preceding the vesting date.

   Summary of Stock Option Activity

   A summary of activity in the AXA and Holdings option plans during 2018 follows:

                                                                         OPTIONS OUTSTANDING
                                              -------------------------------------------------------------------------
                                                    EQH SHARES           AXA ORDINARY SHARES         AXA ADRS/(2)/
                                              ---------------------- --------------------------- ----------------------
                                                           WEIGHTED                  WEIGHTED                 WEIGHTED
                                                NUMBER     AVERAGE     NUMBER        AVERAGE       NUMBER     AVERAGE
                                              OUTSTANDING  EXERCISE  OUTSTANDING     EXERCISE    OUTSTANDING  EXERCISE
                                              (IN 000'S)    PRICE    (IN 000'S)       PRICE      (IN 000'S)    PRICE
                                              -----------  --------- -----------  -------------- -----------  ---------

Options Outstanding at January 1, 2018.......          --  $      --       3,653  (EURO)   17.36          20  $   20.98
Options granted..............................         869  $   21.34          --  (EURO)      --          --  $      --
Options exercised............................          --  $      --        (337) (EURO)   11.80          --  $      --
Options forfeited, net.......................         (35) $   21.34          --  (EURO)      --          --  $      --
Options expired..............................          --  $      --        (707) (EURO)   17.45          (5) $   35.25
                                              -----------            -----------                 -----------
Options Outstanding at December 31, 2018.....         834  $   21.34       2,609  (EURO)   18.20          15  $   15.37
                                              ===========  ========= ===========  ============== ===========  =========
Aggregate Intrinsic Value/(1)/...............              $      --              (EURO)   2,383              $     151
                                                           =========              ==============              =========
Weighted Average Remaining Contractual Term
  (in years).................................        9.16                   4.50                        0.58
                                              ===========            ===========                 ===========
Options Exercisable at December 31, 2018.....          --  $      --       1,369  (EURO)   15.27          15  $   15.37
                                              ===========  ========= ===========  ============== ===========  =========
Aggregate Intrinsic Value/(1)/...............              $      --              (EURO)   7,698              $     151
                                                           =========              ==============              =========
Weighted Average Remaining Contractual Term
  (in years).................................          --                   2.45                        0.58
                                              ===========            ===========                 ===========
   --------
  /(1)/Aggregate intrinsic value, presented in thousands, is calculated as the excess of the closing market price on December 31, 2018 of the respective underlying shares over the strike prices of the option awards. For awards with strike prices higher then market prices, intrinsic value is shown as zero.
  /(2)/AXA ordinary shares will be delivered to participants in lieu of AXA
       ADRs at exercise or maturity.

                                     F-67

   For the purpose of estimating the fair value of stock option awards, the
   Company applies the Black-Scholes model and attributes the result over the requisite service period using the graded-vesting method. A Monte-Carlo simulation approach was used to model the fair value of the conditional vesting feature of the awards of options to purchase Holdings and AXA ordinary shares. Shown below are the relevant input assumptions used to derive the fair values of options awarded in 2018, 2017 and 2016, respectively.

                                               EQH Shares   AXA Ordinary Shares/(1)/
                                              ------------  ------------------------
                                                  2018      2018   2017       2016
                                              ------------  ---- --------  ---------
Dividend yield...............................         2.44%   NA     6.53%      6.49%
Expected volatility..........................        25.40%   NA    25.05%      26.6%
Risk-free interest rates.....................         2.83%   NA     0.59%      0.33%
Expected life in years.......................          9.7    NA      8.8        8.1
Weighted average fair value per option at
  grant date................................. $       4.61    NA $   2.01  $    2.06
   --------
  /(1)/There were no options to buy AXA Ordinary Shares awarded during 2018. As such, the input assumptions for 2018 are not applicable.

   As of December 31, 2018, approximately $1 million of unrecognized compensation cost related to unvested stock option awards, net of estimated pre-vesting forfeitures, is expected to be recognized by the Company over a weighted average period of 2.2 years. As of December 31, 2018, approximately
   $3 million of unrecognized compensation cost related to Holdings unvested stock option awards, net of estimated pre-vesting forfeitures, is expected to be recognized by the Company over a weighted average period of 0.8 years.

   Options

   The fair value of AXA stock options is calculated using the Black-Scholes option pricing model. The expected AXA dividend yield is based on market consensus. AXA share price volatility is estimated on the basis of implied volatility, which is checked against an analysis of historical volatility to ensure consistency. The risk-free interest rate is based on the Euro Swap
   Rate curve for the appropriate term. The effect of expected early exercise is taken into account through the use of an expected life assumption based on historical data.

   Restricted Awards

   The market price of a Holdings share is used as the basis for the fair value measure of a Holdings RSU. For purposes of determining compensation cost for stock-settled Holdings RSUs, fair value is fixed at the grant date until settlement, absent modification to the terms of the award.

   For 2018, 2017 and 2016, respectively, the Company recognized compensation costs of $16 million, $2 million and $0 million for outstanding restricted stock and AXA RSUs. The fair values of awards made under these programs are measured at the grant date by reference to the closing price of the unrestricted shares, and the result generally is attributed over the shorter of the requisite service period, the performance period, if any, or to the date at which retirement eligibility is achieved and subsequent service no longer is required for continued vesting of the award. Remeasurements of fair value for subsequent price changes until settlement are made only for
   AXA RSUs. At December 31, 2018, approximately 2.3 million restricted
   Holdings and AXA ordinary share awards remain unvested. Unrecognized compensation cost related to these awards totaled approximately $19 million, net of estimated pre-vesting forfeitures, and is expected to be recognized over a weighted average period of 1.2 years.

   The following table summarizes restricted Holdings share and AXA ordinary share activity for 2018.

                                                                   WEIGHTED                        WEIGHTED
                                              SHARES OF HOLDINGS   AVERAGE      SHARES OF AXA      AVERAGE
                                               RESTRICTED STOCK   GRANT DATE   RESTRICTED STOCK   GRANT DATE
                                                (IN THOUSANDS)    FAIR VALUE    (IN THOUSANDS)    FAIR VALUE
                                              ------------------ ------------- ---------------- ---------------
Unvested as of January 1, 2018...............                 -- $          --               84 $         21.07
Granted......................................              1,696 $       20.83               -- $            --
Cancelled....................................                 56 $       21.21               -- $         26.64
Vested.......................................                381 $       21.09               36 $         21.99
                                              ------------------ -------------  --------------- ---------------
Unvested as of December 31, 2018.............              1,259 $       21.00               48 $         20.38
                                              ================== =============  =============== ===============

   Employee Stock Purchase Plans

   AXA SHAREPLAN 2017

   In 2017, eligible employees of AXA Equitable were offered the opportunity to purchase newly issued AXA ordinary shares, subject to plan limits, under the terms of AXA Shareplan, AXA's annual global stock purchase plan. Eligible employees could have reserved a share purchase during the reservation period from August 28, 2017 through September 8, 2017 and could have canceled their reservation or elected to

                                     F-68

   make a purchase for the first time during the retraction/subscription period from October 13, 2017 through October 17, 2017. The U.S. dollar purchase price was determined by applying the U.S. dollar/Euro forward exchange rate on October 11, 2017 to the discounted formula subscription price in Euros.
   Investment Option A permitted participants to purchase AXA ordinary shares at a 20% formula discounted price of (Euro)20.19 per share. Investment
   Option B permitted participants to purchase AXA ordinary shares at an 8.98%
   formula discounted price of (Euro)22.96 per share on a leveraged basis with a guaranteed return of initial investment plus a portion of any appreciation in the undiscounted value of the total shares purchased. For purposes of determining the amount of any appreciation, the AXA ordinary share price will be measured over a fifty-two week period preceding the scheduled end date of AXA Shareplan 2018, which is July 1, 2022. All subscriptions became binding and irrevocable on October 17, 2017.

   The Company recognized compensation expense of $9 million and $14 million in the years ended December 31, 2017 and 2016 respectively, in connection with each respective year's offering of AXA stock under the AXA Shareplan, representing the aggregate discount provided to AXA Equitable participants for their purchase of AXA stock under each of those plans, as adjusted for the post-vesting, five-year holding period. AXA Equitable participants in
   AXA Shareplan 2017 and 2016 primarily invested under Investment Option B for the purchase of approximately of 4 million and 6 million AXA ordinary shares, respectively.

   HOLDINGS STOCK PURCHASE PLAN

   During 2018, Holdings introduced the AXA Equitable Holdings, Inc. Stock
   Purchase Program ("SPP"). Participants are able to contribute up to 100% of their eligible compensation and receive a matching contribution in cash equal to 15% of their payroll contribution, which will be used to purchase
   Holdings shares. Purchases will be made on the last trading day of each month at the prevailing market rate.

15)INCOME TAXES

   A summary of the income tax (expense) benefit in the consolidated statements of income (loss) follows:

                                                       YEARS ENDED DECEMBER 31,
                                                       -----------------------
                                                        2018    2017     2016
                                                       ------ --------  ------
                                                            (IN MILLIONS)
Income tax (expense) benefit:
  Current (expense) benefit........................... $  234 $     (6) $ (274)
  Deferred (expense) benefit..........................    212    1,216     438
                                                       ------ --------  ------
Total................................................. $  446 $  1,210  $  164
                                                       ====== ========  ======

   The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before income taxes and noncontrolling interest by the expected Federal income tax rate of 21%, 35% and 35% for 2018, 2017 and 2016, respectively. The sources of the difference and their tax effects are as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                      ------------------------
                                                       2018     2017     2016
                                                      ------  --------  ------
                                                            (IN MILLIONS)
Expected income tax (expense) benefit................ $  311  $   (542) $   14
Noncontrolling interest..............................     (1)       --      --
Non-taxable investment income (loss).................    104       241     173
Tax audit interest...................................    (11)       (6)    (14)
State income taxes...................................     (1)       (3)     (6)
Tax settlements/uncertain tax position release.......     --       221      --
Change in tax law....................................     46     1,308      --
Other................................................     (2)       (9)     (3)
                                                      ------  --------  ------
Income tax (expense) benefit......................... $  446  $  1,210  $  164
                                                      ======  ========  ======

   The Tax Cuts and Jobs Act (the "Tax Reform Act") was enacted on December 22,
   2017. The SEC issued Staff Accounting Bulletin No. 118 ("SAB 118") to address the application of U.S. GAAP in situations where a company does not have the necessary information available to complete its accounting for certain income tax effects of the Tax Reform Act. In accordance with SAB
   118, the Company determined reasonable estimates for certain effects of the
   Tax Reform Act and recorded those estimates as provisional amounts in the
   2017 financial statements. The accounting for the income tax effects of the
   Tax Reform Act has been completed.

                                     F-69

   The components of change in tax law are as follows:

   .   An income tax expense of $4 million from the revaluation of deferred tax assets and liabilities that existed at the time of enactment. The calculation of cumulative temporary differences has been refined.

   .   An income tax expense of $13 million related to the decrease in federal tax benefit allowable for audit interest as a result of lower corporate tax rates.

   .   An income tax benefit of $20 million to reverse the sequestration fee applied to a portion of accumulated minimum tax credits in the 2017 financial statements. The Internal Revenue Service has since clarified that refundable minimum tax credits are not subject to sequestration.

   .   During the fourth quarter of 2018, the Company adopted the Internal
       Revenue Service's directive related to the calculation of tax reserves for variable annuity contracts. As a result of adoption of the directive, the Company released audit interest accrued for uncertainties in the calculation of variable annuity tax reserves. The impact on the
       Company's financial statements was a benefit of $43 million.

   During the second quarter of 2017, the Company agreed to the Internal
   Revenue Service's Revenue Agent's Report for its consolidated 2008 and 2009
   Federal corporate income tax returns. The impact on the Company's financial statements and unrecognized tax benefits was a tax benefit of $221 million.

   The components of the net deferred income taxes are as follows:

                                                                          AS OF DECEMBER 31,
                                                        -------------------------------------------------------
                                                                  2018                        2017
                                                        ------------------------- -----------------------------
                                                          ASSETS     LIABILITIES     Assets       Liabilities
                                                        ----------- ------------- ------------- ---------------
                                                                             (IN MILLIONS)

Compensation and related benefits...................... $        47 $          -- $          47 $            --
Net operating loss.....................................         239            --            --              --
Reserves and reinsurance...............................          --            32            --              83
DAC....................................................          --           864            --             821
Unrealized investment gains (losses)...................         123            --            --             298
Investments............................................         670            --            --             997
Tax credits............................................         314            --           387              --
Other..................................................          14            --            67              --
                                                        ----------- ------------- ------------- ---------------
Total.................................................. $     1,407 $         896 $         501 $         2,199
                                                        =========== ============= ============= ===============

   The Company had $314 million and $387 million of AMT credits for the years ended December 31, 2018 and 2017, respectively, which are expected to be refunded or utilized against future taxable income.

   A reconciliation of unrecognized tax benefits (excluding interest and penalties) follows:

                                                     YEARS ENDED DECEMBER 31,
                                                ----------------------------------
                                                   2018        2017        2016
                                                ----------  ----------  ----------
                                                          (IN MILLIONS)

Balance at January 1,.......................... $      205  $      444  $      406
Additions for tax positions of prior years.....         98          28          38
Reductions for tax positions of prior years....        (30)       (234)         --
Settlements with tax authorities...............         --         (33)         --
                                                ----------  ----------  ----------
Balance at December 31,........................ $      273  $      205  $      444
                                                ==========  ==========  ==========

Unrecognized tax benefits that, if recognized,
  would impact the effective rate.............. $      202  $      172  $      329
                                                ==========  ==========  ==========

   The Company recognizes accrued interest and penalties related to unrecognized tax benefits in tax expense. Interest and penalties included in the amounts of unrecognized tax benefits at December 31, 2018 and 2017 were
   $41 million and $23 million, respectively. For 2018, 2017 and 2016, respectively, there were $18 million, $(44) million and $15 million in interest expense (benefit) related to unrecognized tax benefits.

   It is reasonably possible that the total amount of unrecognized tax benefits will change within the next 12 months due to the conclusion of IRS proceedings and the addition of new issues for open tax years. The possible change in the amount of unrecognized tax benefits cannot be estimated at this time.

   As of December 31, 2018, tax years 2010 and subsequent remain subject to examination by the IRS.

                                     F-70

16)ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

   AOCI represents cumulative gains (losses) on items that are not reflected in income (loss). The balances for the past three years follow:

                                                        DECEMBER 31,
                                              -------------------------------
                                                 2018        2017      2016
                                              ----------  ---------  --------
                                                       (IN MILLIONS)

Unrealized gains (losses) on investments/(1)/ $     (484) $     581  $    (44)
Defined benefit pension plans/(2)/...........         (7)       (51)      (46)
                                              ----------  ---------  --------
Total accumulated other comprehensive income
  (loss) from continuing operations..........       (491)       530       (90)
                                              ----------  ---------  --------
Less: Accumulated other comprehensive
  (income) loss attributable to
  non-controlling interest...................         --         68        86
                                              ----------  ---------  --------
Accumulated other comprehensive income
  (loss) attributable to AXA Equitable....... $     (491) $     598  $     (4)
                                              ==========  =========  ========
   --------
  /(1)/2018 includes a $86 million decrease to Accumulated other comprehensive loss from the impact of adoption of ASU 2018-02.
  /(2)/2018 includes a $3 million increase to Accumulated other comprehensive loss from the impact of adoption of ASU 2018-02.

   The components of OCI for the years ended December 31, 2018, 2017 and 2016, net of tax, follow:

                                                     YEARS ENDED DECEMBER 31,
                                                 -------------------------------
                                                    2018       2017       2016
                                                 ----------  --------  ---------
                                                          (IN MILLIONS)
Change in net unrealized gains (losses)
  on investments:
  Net unrealized gains (losses) arising during
   the year..................................... $   (1,663) $    782  $    (178)
  (Gains) losses reclassified into net income
   (loss) during the year/(1)/..................         (4)        8          2
                                                 ----------  --------  ---------
Net unrealized gains (losses) on investments....     (1,667)      790       (176)
Adjustments for policyholders' liabilities,
  DAC, insurance liability loss recognition
  and other.....................................        437      (165)       (57)
                                                 ----------  --------  ---------
Change in unrealized gains (losses), net of
  adjustments (net of deferred income tax
  expense (benefit) of $(310), $244, and $(97)).     (1,230)      625       (233)
                                                 ----------  --------  ---------
Change in defined benefit plans:
  Less: Reclassification adjustments to Net
   income (loss) for:/(2)/
   Amortization of net (gains) losses included
     in net periodic cost.......................         (4)       (5)        (3)
                                                 ----------  --------  ---------
Change in defined benefit plans (net of
  deferred income tax expense (benefit) of $0,
  $(2) and $(2))................................         (4)       (5)        (3)
                                                 ----------  --------  ---------
Total other comprehensive income (loss), net of
  income taxes from continuing operations.......     (1,234)      620       (236)
Other comprehensive income (loss) from
  discontinued operations, net of income taxes..         --       (18)        17
                                                 ----------  --------  ---------
Other comprehensive income (loss) attributable
  to AXA Equitable.............................. $   (1,234) $    602  $    (219)
                                                 ==========  ========  =========
   --------
  /(1)/See "Reclassification adjustments" in Note 3. Reclassification amounts presented net of income tax expense (benefit) of $(1) million, $(5)
       million and $(1) million for the years ended December 31, 2018, 2017 and
       2016, respectively.
  /(2)/These AOCI components are included in the computation of net periodic costs (see "Employee Benefit Plans" in Note 13). Reclassification
       amounts presented net of income tax expense (benefit) of $0 million, $2 million and $2 million for the years ended December 31, 2018, 2017 and
       2016, respectively.

   Investment gains and losses reclassified from AOCI to net income (loss)
   primarily consist of realized gains (losses) on sales and OTTI of AFS securities and are included in Total investment gains (losses), net on the consolidated statements of income (loss). Amounts reclassified from AOCI to
   Net income (loss) as related to defined benefit plans primarily consist of amortizations of net (gains) losses and net prior service cost (credit)
   recognized as a component of net periodic cost and reported in Compensation and benefit expenses in the consolidated statements of income (loss).
   Amounts presented in the table above are net of tax.

                                     F-71

17)COMMITMENTS AND CONTINGENT LIABILITIES

   Litigation

   Litigation, regulatory and other loss contingencies arise in the ordinary course of the Company's activities as a diversified financial services firm.
   The Company is a defendant in a number of litigation matters arising from the conduct of its business. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S.
   permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonably possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including, among other things, insurers' sales practices, alleged agent misconduct, alleged failure to properly supervise agents, contract administration, product design, features and accompanying disclosure, cost of insurance increases, the use of captive reinsurers, payments of death benefits and the reporting and escheatment of unclaimed property, alleged breach of fiduciary duties, alleged mismanagement of client funds and other matters.

   As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the
   Company to cooperate fully in these matters.

   The outcome of a litigation or regulatory matter is difficult to predict and the amount or range of potential losses associated with these or other loss contingencies requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters, litigation and other loss contingencies. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that neither the outcome of pending litigation and regulatory matters, nor potential liabilities associated with other loss contingencies, are likely to have such an effect. However, given the large and indeterminate amounts sought in certain litigation and the inherent unpredictability of all such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters, or liabilities arising from other loss contingencies, could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

   For some matters, the Company is able to estimate a possible range of loss.
   For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the unaccrued amounts of the reasonably possible range of losses. As of December 31, 2018, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters as of such date to be up to approximately $95 million.

   For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

   In August 2015, a lawsuit was filed in Connecticut Superior Court, Judicial
   Division of New Haven entitled Richard T. O'Donnell, on behalf of himself and all others similarly situated v. AXA Equitable Life Insurance Company.
   This lawsuit is a putative class action on behalf of all persons who purchased variable annuities from AXA Equitable, which were subsequently subjected to the volatility management strategy and who suffered injury as a result thereof. Plaintiff asserts a claim for breach of contract alleging that AXA Equitable Life implemented the volatility management strategy in violation of applicable law. In November 2015, the Connecticut Federal
   District Court transferred this action to the United States District Court for the Southern District of New York. In March 2017, the Southern District
   of New York granted AXA Equitable Life's motion to dismiss the complaint. In
   April 2017, the plaintiff filed a notice of appeal. In April 2018, the
   United States Court of Appeals for the Second Circuit reversed the trial court's decision with instructions to remand the case to Connecticut state court. In September 2018, the Second Circuit issued its mandate, following
   AXA Equitable Life's notification to the court that it would not file a petition for writ of certiorari. The case was transferred in December 2018 and is pending in Connecticut Superior Court, Judicial District of Stamford.
   We are vigorously defending this matter.

   In February 2016, a lawsuit was filed in the United States District Court for the Southern District of New York entitled Brach Family Foundation, Inc.
   v. AXA Equitable Life Insurance Company. This lawsuit is a putative class action brought on behalf of all owners of universal life ("UL") policies subject to AXA Equitable Life's COI rate increase. In early 2016, AXA
   Equitable Life raised COI rates for certain UL policies issued

                                     F-72

   between 2004 and 2007, which had both issue ages 70 and above and a current face value amount of $1 million and above. A second putative class action was filed in Arizona in 2017 and consolidated with the Brach matter. The current consolidated amended class action complaint alleges the following claims: breach of contract; misrepresentations by AXA Equitable Life in violation of Section 4226 of the New York Insurance Law; violations of New
   York General Business Law Section 349; and violations of the California
   Unfair Competition Law, and the California Elder Abuse Statute. Plaintiffs
   seek; (a) compensatory damages, costs, and, pre- and post-judgment interest;
   (b) with respect to their claim concerning Section 4226, a penalty in the amount of premiums paid by the plaintiffs and the putative class; and
   (c) injunctive relief and attorneys' fees in connection with their statutory claims. Five other federal actions challenging the COI rate increase are also pending against AXA Equitable and have been coordinated with the Brach action for the purposes of pre-trial activities. They contain allegations similar to those in the Brach action as well as additional allegations for violations of various states' consumer protection statutes and common law fraud. Two actions are also pending against AXA Equitable in New York state court. AXA Equitable is vigorously defending each of these matters.

   Leases

   The Company has entered into operating leases for office space and certain other assets, principally information technology equipment and office furniture and equipment. Future minimum payments under non-cancelable operating leases for 2019 and the four successive years are $81 million, $74 million, $69 million, $67 million, $63 million and $66 million thereafter.
   Minimum future sublease rental income on these non-cancelable operating leases for 2019 and the four successive years is $12 million, $12 million,
   $12 million, $12 million, $12 million and $0 million thereafter.

   Rent expense, which is amortized on a straight-line basis over the life of the lease, was $82 million, $78 million, $72 million, respectively, for the years ended December 31, 2018, 2017 and 2016, net of sublease income of $12 million, $16 million, $13 million, respectively, for the years ended
   December 31, 2018, 2017 and 2016.

   Obligations under Funding Agreements

   Entering into FHLBNY membership, borrowings and funding agreements requires the ownership of FHLBNY stock and the pledge of assets as collateral. AXA
   Equitable has purchased FHLBNY stock of $190 million and pledged collateral with a carrying value of $6.1 billion, as of December 31, 2018. AXA
   Equitable issues short-term funding agreements to the FHLBNY and uses the funds for asset liability and cash management purposes. AXA Equitable issues long-term funding agreements to the FHLBNY and uses the funds for spread lending purposes. Funding agreements are reported in Policyholders' account balances in the consolidated balance sheets. For other instruments used for asset/liability and cash management purposes, see "Derivative and offsetting assets and liabilities" included in Note 3. The table below summarizes the
   Company's activity of funding agreements with the FHLBNY.

                                               OUTSTANDING                                            REPAID
                                              BALANCE AT END      MATURITY OF         ISSUED DURING DURING THE
                                                OF PERIOD      OUTSTANDING BALANCE     THE PERIOD     PERIOD
                                              -------------- ------------------------ ------------- ----------
                                                                       (IN MILLIONS)
DECEMBER 31, 2018:
Short-term FHLBNY funding agreements......... $        1,490 Less than one month      $       7,980 $    6,990
Long-term FHLBNY funding agreements..........          1,621 Less than four years                --         --
                                                          98 Less than five years                --         --
                                                         781 Greater than five years             --         --
                                              --------------                          ------------- ----------
Total long-term funding agreements...........          2,500                                     --         --
                                              --------------                          ------------- ----------
Total FHLBNY funding agreements at
  December 31, 2018/(1)/..................... $        3,990                          $       7,980 $    6,990
                                              ==============                          ============= ==========

December 31, 2017:
Short-term FHLBNY funding agreements......... $          500 Less than one month      $       6,000 $    6,000
Long-term FHLBNY funding agreements..........          1,244 Less than four years               324
                                                         377 Less than five years               303
                                                         879 Greater than five years            135
                                              --------------                          ------------- ----------
Total long-term funding agreements...........          2,500                                    762 $       --
                                              --------------                          ------------- ----------
Total FHLBNY funding agreements at
  December 31, 2017/(1)/..................... $        3,000                          $       6,762 $    6,000
                                              ==============                          ============= ==========
   --------
  /(1)/The $11 million and $14 million difference between the funding agreements carrying value shown in fair value table for 2018 and 2017, respectively, reflects the remaining amortization of a hedge implemented and closed, which locked in the funding agreements borrowing rates.

                                     F-73

   Guarantees and Other Commitments

   The Company provides certain guarantees or commitments to affiliates and others. At December 31, 2018, these arrangements include commitments by the
   Company to provide equity financing of $927 million (including $280 million with affiliates and $12 million on consolidated VIEs) to certain limited partnerships and real estate joint ventures under certain conditions.
   Management believes the Company will not incur material losses as a result of these commitments.

   AXA Equitable is the obligor under certain structured settlement agreements it had entered into with unaffiliated insurance companies and beneficiaries.
   To satisfy its obligations under these agreements, AXA Equitable owns single premium annuities issued by previously wholly owned life insurance subsidiaries. AXA Equitable has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the need for AXA Equitable to satisfy those obligations is remote.

   The Company had $18 million of undrawn letters of credit related to reinsurance at December 31, 2018. The Company had $606 million of commitments under existing mortgage loan agreements at December 31, 2018.

   Pursuant to certain assumption agreements (the "Assumption Agreements"), AXA
   Financial legally assumed primary liability from AXA Equitable for all current and future liabilities of AXA Equitable under certain employee benefit plans that provide participants with medical, life insurance and deferred compensation benefits as well as under the AXA Equitable Retirement plan, a frozen qualified pension plan. AXA Equitable remains secondarily liable for its obligations under these plans and would recognize such liabilities in the event AXA Financial does not perform under the terms of the Assumption Agreements. On October 1, 2018, AXA Financial merged with and into its direct parent, Holdings, with Holdings continuing as the surviving entity. See Note 1 for further information.

18)INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

   For 2018, 2017 and 2016, respectively, AXA Equitable's statutory net income
   (loss) totaled $3,120 million, $748 million and $679 million. Statutory surplus, Capital stock and Asset Valuation Reserve ("AVR") totaled $7.9 billion and $8.7 billion at December 31, 2018 and 2017, respectively. At
   December 31, 2018, AXA Equitable, in accordance with various government and state regulations, had $55 million of securities on deposit with such government or state agencies.

   In 2018, AXA Equitable Life paid to its direct parent which subsequently distributed such amount to Holdings an ordinary shareholder dividend of $1.1 billion. Also in 2018, AXA Equitable Life transferred its interests in ABLP,
   AB Holding and the General Partner to Alpha Units Holdings, Inc., a newly formed subsidiary, and distributed the shares of that subsidiary to its direct parent which subsequently distributed such shares to Holdings (the
   "AB Ownership Transfer"). The AB Ownership transfer was considered an extraordinary dividend of $1.7 billion representing the equity value of
   Alpha Units Holdings, Inc. In connection with the AB Ownership Transfer, AXA
   Equitable Life paid an extraordinary cash dividend of $572 million and issued a surplus note to Holdings in the same amount. The surplus note was repaid on March 5, 2019.

   In 2017, AXA Equitable Life did not pay shareholder dividends and in 2016,
   AXA Equitable paid $1.1 billion in shareholder dividends.

   Dividend Restrictions

   As a domestic insurance subsidiary regulated by the insurance laws of New
   York State, AXA Equitable Life, is subject to restrictions as to the amounts permitted to be paid as dividends and the amounts of any outstanding surplus notes permitted to be repaid to Holdings.

   New York State insurance law provides that a stock life insurer may not, without prior approval of the New York State Department of Financial
   Services ("NYDFS"), pay a dividend to its stockholders exceeding an amount calculated under one of two standards (the "Standards"). The first standard allows payment of an ordinary dividend out of the insurer's earned surplus
   (as reported on the insurer's most recent annual statement) up to a limit calculated pursuant to a statutory formula, provided that the NYDFS is given notice and opportunity to disapprove the dividend if certain qualitative tests are not met (the "Earned Surplus Standard"). The second standard allows payment of an ordinary dividend up to a limit calculated pursuant to a different statutory formula without regard to the insurer's earned surplus. Dividends exceeding these prescribed limits require the insurer to file a notice of its intent to declare the dividends with the NYDFS and prior approval or non-disapproval from the NYDFS.

   In applying the Standards, AXA Equitable Life could pay ordinary dividends up to approximately $1.0 billion during 2019 or, if the amount under the
   Earned Surplus Standard was limited to the amount of AXA Equitable Life's positive unassigned funds as reported on its 2019 annual statement, $2.1 billion. However, in connection with the AB Ownership Transfer, AXA
   Equitable Life agreed with the NYDFS that it would not seek a dividend of greater than $1.0 billion under the Earned Surplus Standard during 2019.

                                     F-74

   Prescribed and Permitted Accounting Practices

   At December 31, 2018 and for the year then ended, there were no differences in net income (loss) and capital and surplus resulting from practices prescribed and permitted by NYDFS and those prescribed by NAIC Accounting
   Practices and Procedures effective at December 31, 2018.

   The Company cedes a portion of their statutory reserves to EQ AZ Life Re, a captive reinsurer, as part of the Company's capital management strategy. EQ
   AZ Life Re prepares financial statements in a special purpose framework for statutory reporting.

   Differences between Statutory Accounting Principles and U.S. GAAP

   Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from U.S. GAAP. The differences between statutory surplus and capital stock determined in accordance with Statutory Accounting Principles
   ("SAP") and total equity under GAAP are primarily: (a) the inclusion in SAP of an AVR intended to stabilize surplus from fluctuations in the value of the investment portfolio; (b) future policy benefits and policyholders'
   account balances under SAP differ from U.S. GAAP due to differences between actuarial assumptions and reserving methodologies; (c) certain policy acquisition costs are expensed under SAP but deferred under U.S. GAAP and amortized over future periods to achieve a matching of revenues and expenses; (d) under SAP, Federal income taxes are provided on the basis of amounts currently payable with limited recognition of deferred tax assets while under U.S. GAAP, deferred taxes are recorded for temporary differences between the financial statements and tax basis of assets and liabilities where the probability of realization is reasonably assured; (e) the valuation of assets under SAP and U.S. GAAP differ due to different investment valuation and depreciation methodologies, as well as the deferral of interest-related realized capital gains and losses on fixed income investments; (f) the valuation of the investment in AB and AB Holding under
   SAP reflected a portion of the market value appreciation rather than the equity in the underlying net assets as required under U.S. GAAP;
   (g) reporting the surplus notes as a component of surplus in SAP but as a liability in U.S. GAAP; (h) computer software development costs are capitalized under U.S. GAAP but expensed under SAP; (i) certain assets, primarily prepaid assets, are not admissible under SAP but are admissible under U.S. GAAP, (j) the fair valuing of all acquired assets and liabilities including intangible assets are required for U.S. GAAP purchase accounting and (k) cost of reinsurance which is recognized as expense under SAP and amortized over the life of the underlying reinsured policies under U.S. GAAP.

19)DISCONTINUED OPERATIONS

   Distribution of AllianceBernstein to Holdings

   Effective December 31, 2018, the Company and its subsidiaries transferred all economic interests in the business of AB to a newly created entity,
   Alpha Unit Holdings, LLC ("Alpha"). The Company distributed all equity interests in Alpha to AXA Equitable Financial Services, LLC, a wholly-owned subsidiary of Holdings. The AB transfer and subsequent distribution of Alpha equity interests ("the AB Business Transfer") removed the authority to control the business of AB and as such AB's operations are now reflected as a discontinued operation in the Company's consolidated financial statements in all periods presented. Prior to the fourth quarter of 2018, the Company reported the operations of AB as its Investment Management and Research segment.

   In connection with the transfer, the Company paid an extraordinary dividend in cash to Holdings in the amount of $572 million. The Company also issued a one-year senior surplus note to Holdings for $572 million that was repaid on
   March 5, 2019. See Note 12 for details of the senior surplus note.

   Transactions Prior to Distribution

   Intercompany transactions prior to the AB Business Transfer between the
   Company and AB were eliminated and excluded from the consolidated statements of income (loss) and consolidated balance sheets.

   The table below presents AB's revenues recognized in 2018, 2017 and 2016, disaggregated by category:

                                                YEARS ENDED DECEMBER 31,
                                              -----------------------------
                                                2018      2017      2016
                                              --------- --------- ---------
                                                      (IN MILLIONS)
Investment management, advisory and service
  fees:
  Base fees.................................. $   2,156 $   2,025 $   1,809
  Performance-based fees.....................       118        95        33
  Research services..........................       439       450       480
  Distribution services......................       419       412       384

                                     F-75

                                                YEARS ENDED DECEMBER 31,
                                              -----------------------------
                                                2018      2017      2016
                                              --------- --------- ---------
                                                      (IN MILLIONS)
Other revenues:
  Shareholder services....................... $      76 $      75 $      78
  Other......................................        35        42        21
                                              --------- --------- ---------
Total investment management and service fees. $   3,243 $   3,099 $   2,804
                                              ========= ========= =========

   Transactions Ongoing after Distribution

   After the AB Business Transfer, services provided by AB will consist primarily of an investment management service agreement and will be included in investment expenses and identified as a related party transaction.

   Discontinued Operations

   The following table presents the amounts related to the Net income (loss) of
   AB that has been reflected in Discontinued operations:

                                                  YEARS ENDED DECEMBER 31,
                                              -------------------------------
                                                 2018       2017       2016
                                              ---------  ---------  ---------
                                                       (IN MILLIONS)
REVENUES
Net derivative gains (losses)................ $      12  $     (24) $     (16)
Net investment income (loss).................        24        142        150
Investment gains (losses), net:
  Other investment gains (losses), net.......        --         --         (2)
                                              ---------  ---------  ---------
   Total investment gains (losses), net......        --         --         (2)
                                              ---------  ---------  ---------
Investment management and service fees.......     3,243      3,099      2,804
                                              ---------  ---------  ---------
   Total revenues............................     3,279      3,217      2,936
                                              ---------  ---------  ---------
BENEFITS AND OTHER DEDUCTIONS
Compensation and benefits....................     1,370      1,307      1,231
Commissions and distribution related payments       427        415        372
Interest expense.............................         8          6          3
Other operating costs and expenses...........       727        789        699
                                              ---------  ---------  ---------
   Total benefits and other deductions.......     2,532      2,517      2,305
                                              ---------  ---------  ---------
Income (loss) from discontinued operations,
  before income taxes........................       747        700        631
Income tax (expense) benefit.................       (69)       (82)       (69)
                                              ---------  ---------  ---------
Net income (loss) from discontinued
  operations, net of taxes...................       678        618        562
 Less: Net (income) loss attributable to the
  noncontrolling interest....................      (564)      (533)      (496)
                                              ---------  ---------  ---------
Net income (loss) from discontinued
  operations, net of taxes and
  noncontrolling interest.................... $     114  $      85  $      66
                                              =========  =========  =========

                                     F-76

   The following table presents the amounts related to the financial position of AB as of December 31, 2017. As the Company deconsolidated AB effective
   December 31, 2018, amounts related to AB's financial position as of
   December 31, 2018 are not included in the Company's consolidated balance sheet as of that date. The amounts as of December 31, 2017 have been reflected in either the Assets of disposed subsidiary or Liabilities of disposed subsidiary, as applicable, in the Company's consolidated balance sheet:

                 ASSETS AND LIABILITIES OF DISPOSED SUBSIDIARY

                                                        AS OF DECEMBER 31, 2017
                                                        ------------------------
                                                             (IN MILLIONS)
ASSETS
Investments:
  Other equity investments............................. $                     87
  Trading securities, at fair value....................                      351
  Other invested assets................................                    1,291
                                                        ------------------------
   Total investments...................................                    1,729
Cash and cash equivalents..............................                    1,009
Cash and securities segregated, at fair value..........                      816
Broker-dealer related receivables......................                    2,158
Intangible assets, net.................................                    3,709
Other assets...........................................                      414
                                                        ------------------------
  TOTAL ASSETS OF DISPOSED SUBSIDIARY.................. $                  9,835
                                                        ========================
LIABILITIES
Broker-dealer related payables......................... $                    334
Customer related payables..............................                    2,229
Long-term debt.........................................                      566
Current and deferred income taxes......................                      404
Other liabilities......................................                    1,421
                                                        ------------------------
  TOTAL LIABILITIES OF DISPOSED SUBSIDIARY............. $                  4,954
                                                        ------------------------
Redeemable noncontrolling interest of
  disposed subsidiary..................................                      602

20)REVISION OF PRIOR PERIOD FINANCIAL STATEMENTS

   During the fourth quarter of 2018, the Company identified certain cash flows that were incorrectly classified in the Company's consolidated statements of cash flows. The Company has determined that these misclassifications were not material to the financial statements of any period. These have been corrected in the comparative consolidated statements of cash flows for the year ended December 31, 2017 contained elsewhere in this filing.

   Reclassification of DAC Capitalization

   During the fourth quarter of 2018, the Company changed the presentation of the capitalization of deferred policy acquisition costs ("DAC") in the consolidated statements of income for all prior periods presented herein by netting the capitalized amounts within the applicable expense line items, such as Compensation and benefits, Commissions and distribution plan payments and Other operating costs and expenses. Previously, the Company had netted the capitalized amounts within the Amortization of deferred acquisition costs. There was no impact on Net income (loss) or Comprehensive income of this reclassification. See Note 2 for further details of this reclassification.

   Discontinued Operations

   In addition, as further described in Note 19, as a result of the AB Business
   Transfer in the fourth quarter of 2018, AB's operations are now reflected as a discontinued operation in the Company's consolidated financial statements.
   The financial information for prior periods presented in the consolidated financial statements have been adjusted to reflect AB as a discontinued
   operation.

                                     F-77

   Consolidated Financial Statements as of and for the Year Ended December 31,
   2017

   The following tables present line items in the consolidated financial statements as of and for the year ended December 31, 2017 that have been affected by the revisions. This information has been corrected from the information previously presented in the 2017 Form 10-K. For these items, the tables detail the amounts as previously reported, the impact upon those line items due to the revisions, and the amounts as currently revised.

                                                                  AS OF DECEMBER 31, 2017
                                              ----------------------------------------------------------------
                                                              DISCONTINUED
                                               AS PREVIOUSLY   OPERATIONS               IMPACT OF
                                                 REPORTED      ADJUSTMENT   AS ADJUSTED REVISIONS  AS REVISED
                                              --------------- ------------  ----------- ---------  -----------
                                                                       (IN MILLIONS)
CONSOLIDATED BALANCE SHEET:
ASSETS:
  Deferred policy acquisition costs.......... $         4,547 $         --  $     4,547 $     (55) $     4,492
                                              --------------- ------------  ----------- ---------  -----------
   Total Assets.............................. $       225,985 $         --  $   225,985 $     (55) $   225,930
                                              =============== ============  =========== =========  ===========
LIABILITIES:
  Future policyholders' benefits and other
   policyholders' liabilities................          29,034           --       29,034        36       29,070
  Current and deferred taxes.................           1,973         (404)       1,569       (19)       1,550
                                              --------------- ------------  ----------- ---------  -----------
   Total Liabilities.........................         205,795           --      205,795        17      205,812
                                              --------------- ------------  ----------- ---------  -----------
EQUITY:
  Retained Earnings..........................           9,010           --        9,010       (72)       8,938
                                              --------------- ------------  ----------- ---------  -----------
  AXA Equitable Equity.......................          16,469           --       16,469       (72)      16,397
                                              --------------- ------------  ----------- ---------  -----------
  Total Equity...............................          19,564           --       19,564       (72)      19,492
                                              --------------- ------------  ----------- ---------  -----------
  Total Liabilities, Redeemable
   Noncontrolling Interest and Equity........ $       225,985 $         --  $   225,985 $     (55) $   225,930
                                              =============== ============  =========== =========  ===========

                                                                     YEAR ENDED DECEMBER 31, 2017
                                              ---------------------------------------------------------------------------
                                                                          DISCONTINUED
                                              AS PREVIOUSLY   GROSS DAC    OPERATIONS               IMPACT OF
                                                REPORTED      ADJUSTMENT   ADJUSTMENT   AS ADJUSTED REVISIONS  AS REVISED
                                              -------------- -----------  ------------  ----------- ---------  ----------
                                                                             (IN MILLIONS)
CONSOLIDATED STATEMENT OF INCOME (LOSS):
REVENUES:
  Policy charges and fee income.............. $        3,334 $        --  $         --  $     3,334 $     (40) $    3,294
  Net derivative gains (losses)..............            890          --            24          914       (20)        894
                                              -------------- -----------  ------------  ----------- ---------  ----------
   Total revenues............................         11,733          --        (3,217)       8,516       (60)      8,456
                                              -------------- -----------  ------------  ----------- ---------  ----------
BENEFITS AND OTHER DEDUCTIONS:
  Policyholders' benefits....................          3,462          --            --        3,462        11       3,473
  Interest credited to policyholder's
   account balances..........................          1,040          --            --        1,040      (119)        921
  Compensation and benefits..................          1,762        (128)       (1,307)         327        --         327
  Commissions and distribution
   related payments..........................          1,486        (443)         (415)         628        --         628
  Amortization of deferred policy
   acquisition costs.........................            268         578            --          846        54         900
  Other operating costs and expenses.........          1,431          (7)         (789)         635        --         635
                                              -------------- -----------  ------------  ----------- ---------  ----------
   Total benefits and other deductions.......          9,478          --        (2,517)       6,961       (54)      6,907

                                     F-78

                                                                            YEAR ENDED DECEMBER 31, 2017
                                                     ---------------------------------------------------------------------------
                                                                                DISCONTINUED
                                                     AS PREVIOUSLY  GROSS DAC    OPERATIONS                IMPACT OF
                                                       REPORTED     ADJUSTMENT   ADJUSTMENT   AS ADJUSTED  REVISIONS  AS REVISED
                                                     ------------- ------------ ------------  ----------- ----------  ----------
                                                                                    (IN MILLIONS)
CONSOLIDATED STATEMENT OF INCOME (LOSS):
Income (loss) from continuing operations, before
  income taxes...................................... $       2,255 $         -- $       (700) $     1,555 $       (6) $    1,549
Income tax (expense) benefit from
  continuing operations.............................         1,139           --         (111)       1,028        182       1,210
                                                     ------------- ------------ ------------  ----------- ----------  ----------
Net income (loss) from continuing operations........         3,394           --         (811)       2,583        176       2,759
                                                     ------------- ------------ ------------  ----------- ----------  ----------
Net income (loss)...................................         3,394           --         (533)       2,861        (17)      2,844
                                                     ------------- ------------ ------------  ----------- ----------  ----------
NET INCOME (LOSS) ATTRIBUTABLE TO AXA EQUITABLE..... $       2,860 $         -- $         --  $     2,860 $      (17) $    2,843
                                                     ============= ============ ============  =========== ==========  ==========

                                                                  YEAR ENDED DECEMBER 31, 2017
                                              --------------------------------------------------------------------
                                                              DISCONTINUED
                                               AS PREVIOUSLY   OPERATIONS                 IMPACT OF
                                                 REPORTED      ADJUSTMENT    AS ADJUSTED  REVISIONS   AS REVISED
                                              --------------- ------------  ------------- ---------  -------------
                                                                         (IN MILLIONS)
CONSOLIDATED STATEMENT OF COMPREHENSIVE
  INCOME (LOSS):
Net income (loss)............................ $         3,394 $       (533) $       2,861 $     (17) $       2,844
Change in unrealized gains (losses), net of
  reclassification adjustment................             563           --            563        21            584
Other comprehensive income...................             599          (18)           581        21            602
                                              --------------- ------------  ------------- ---------  -------------
Comprehensive income (loss)..................           3,993         (551)         3,442         4          3,446
                                              --------------- ------------  ------------- ---------  -------------
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO
  AXA EQUITABLE.............................. $         3,441 $         --  $       3,441 $       4  $       3,445
                                              =============== ============  ============= =========  =============

                                                                         YEAR ENDED DECEMBER 31, 2017
                                                        -------------------------------------------------------------
                                                                      DISCONTINUED
                                                        AS PREVIOUSLY  OPERATIONS               IMPACT OF
                                                          REPORTED     ADJUSTMENT   AS ADJUSTED REVISIONS  AS REVISED
                                                        ------------- ------------- ----------- ---------  ----------
                                                                                (IN MILLIONS)
CONSOLIDATED STATEMENT OF EQUITY:
  Retained earnings, beginning of year................. $       6,150 $          -- $     6,150 $     (55) $    6,095
  Net income (loss) attributable to AXA Equitable......         2,860            --       2,860       (17)      2,843
                                                        ------------- ------------- ----------- ---------  ----------
  Retained earnings, end of period.....................         9,010            --       9,010       (72)      8,938
                                                        ------------- ------------- ----------- ---------  ----------
  Accumulated other comprehensive income, beginning
   of year.............................................            17            --          17       (21)         (4)
  Other comprehensive income (loss)....................           581            --         581        21         602
                                                        ------------- ------------- ----------- ---------  ----------
  Accumulated other comprehensive income, end of year..           598            --         598        --         598
                                                        ------------- ------------- ----------- ---------  ----------
  Total AXA Equitable's equity, end of year............        16,469            --      16,469       (72)     16,397
TOTAL EQUITY, END OF YEAR.............................. $      19,564 $          -- $    19,564 $     (72) $   19,492
                                                        ============= ============= =========== =========  ==========

                                     F-79

                                                                        YEAR ENDED DECEMBER 31, 2017
                                                          -------------------------------------------------------
                                                                          PRESENTATION
                                                           AS REPORTED  RECLASSIFICATIONS  REVISIONS   AS REVISED
                                                          ------------  -----------------  ---------  -----------
                                                                               (IN MILLIONS)
CONSOLIDATED STATEMENT OF CASH FLOWS:
NET INCOME (LOSS)/(1)/................................... $      3,394  $              --  $     (17) $     3,377
  Adjustments to reconcile net income (loss) to net
  cash provided by (used in) operating activities:
   Interest credited to policyholders' account balances..        1,040                 --       (119)         921
   Policy charges and fee income.........................       (3,334)                --         40       (3,294)
   Net derivative (gains) losses.........................         (890)                --         20         (870)
   Amortization and depreciation.........................         (136)               907         54          825
   Amortization of deferred sales commission.............           32                (32)        --           --
   Amortization of other intangibles.....................           31                (31)        --           --
   Equity (income) loss from limited partnerships........           --               (157)        --         (157)
   Distributions from joint ventures and
     limited partnerships................................          140               (140)        --           --
   Changes in:
     Reinsurance recoverable.............................         (416)                --       (602)      (1,018)
     Deferred policy acquisition costs...................          268               (268)        --           --
     Capitalization of deferred policy
       acquisition costs.................................           --               (578)        --         (578)
     Future policy benefits..............................        1,511                 --       (322)       1,189
     Current and deferred income taxes...................         (664)                --       (510)      (1,174)
     Other, net..........................................          189                297         --          486
                                                          ------------  -----------------  ---------  -----------
  NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES.... $      1,077  $              (2) $  (1,456) $      (381)
                                                          ------------  -----------------  ---------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from the sale/maturity/prepayment of:
   Short-term investments................................ $         --  $           2,204  $      --  $     2,204
  Payment for the purchase/origination of:
   Short-term investments................................           --             (2,456)        --       (2,456)
  Change in short-term investments.......................         (264)               254         10           --
  Other, net.............................................          238                 --         84          322
                                                          ------------  -----------------  ---------  -----------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES...... $     (9,010) $               2  $      94  $    (8,914)
                                                          ------------  -----------------  ---------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Policyholders' account balances:
   Deposits.............................................. $      9,882  $              --  $    (548) $     9,334
   Withdrawals...........................................       (5,926)                --      2,000       (3,926)
   Transfer (to) from Separate Accounts..................        1,656                 --        (90)       1,566
                                                          ------------  -----------------  ---------  -----------
  Net cash provided by (used in) financing activities.... $      8,370  $              --  $   1,362  $     9,732
                                                          ------------  -----------------  ---------  -----------
   --------
  /(1)/Net income (loss) includes $533 million in 2017 of the discontinued
       operations that are not included in net income (loss) in the
       Consolidated Statements of Income (Loss).

   Consolidated Financial Statements for the Year Ended December 31, 2016

   The following table presents line items for the consolidated financial statements for the year ended December 31, 2016 that have been affected by the aforementioned adjustments and revisions. This information has been corrected from the information previously presented and restated in the 2017
   Form 10-K. For these items, the table details the amounts as previously reported and the impact upon those line items due to the reclassifications to conform to the current presentation, adjustments for the discontinued
   operation, and revisions and the amounts as currently revised.

                                     F-80

                                                                    YEAR ENDED DECEMBER 31, 2016
                                         ----------------------------------------------------------------------------------
                                                                       DISCONTINUED
                                          AS PREVIOUSLY   GROSS DAC     OPERATIONS                  IMPACT OF
                                            REPORTED      ADJUSTMENT    ADJUSTMENT    AS ADJUSTED   REVISIONS    AS REVISED
                                         --------------  -----------  -------------  ------------  -----------  -----------
                                                                            (IN MILLIONS)
CONSOLIDATED STATEMENT OF INCOME (LOSS):
REVENUES:
  Policy charges and fee income......... $        3,344  $        --  $          --  $      3,344  $       (33) $     3,311
  Net derivative gains (losses).........         (1,211)          --             16        (1,195)        (126)      (1,321)
                                         --------------  -----------  -------------  ------------  -----------  -----------
   Total revenues.......................          9,138           --         (2,936)        6,202         (159)       6,043
BENEFITS AND OTHER DEDUCTIONS:
  Interest credited to Policyholder's
   account balances.....................          1,029           --             --         1,029         (124)         905
  Compensation and benefits.............          1,723         (128)        (1,231)          364           --          364
  Commissions and distribution
   related payments.....................          1,467         (460)          (372)          635           --          635
  Amortization of deferred policy
   acquisition costs....................             52          594             --           646           (4)         642
  Other operating costs and expenses....          1,458           (6)          (699)          753           --          753
                                         --------------  -----------  -------------  ------------  -----------  -----------
   Total benefits and other deductions..          8,516           --         (2,305)        6,211         (128)       6,083
Income (loss) from continuing
  operations, before income taxes.......            622           --           (631)           (9)         (31)         (40)
Income tax (expense) benefit from
  continuing operations.................             84           --             69           153           11          164
Net income (loss) from
  continuing operations.................            706           --           (562)          144          (20)         124
Net income (loss).......................            706           --           (496)          210          (20)         190
                                         --------------  -----------  -------------  ------------  -----------  -----------
NET INCOME (LOSS) ATTRIBUTABLE TO
  AXA EQUITABLE......................... $          210  $        --  $          --  $        210  $       (20) $       190
                                         ==============  ===========  =============  ============  ===========  ===========

                                                                              YEAR ENDED DECEMBER 31, 2016
                                                        -----------------------------------------------------------------------
                                                                           DISCONTINUED
                                                         AS PREVIOUSLY      OPERATIONS                    IMPACT OF
                                                           REPORTED         ADJUSTMENT     AS ADJUSTED    REVISIONS  AS REVISED
                                                        ---------------  ---------------  -------------  ----------  ----------
                                                                                     (IN MILLIONS)
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS):
Net income (loss)...................................... $           706  $          (496) $         210  $      (20) $      190
                                                        ---------------  ---------------  -------------  ----------  ----------
Change in unrealized gains (losses), net of
  reclassification adjustment..........................            (194)              --           (194)        (21)       (215)
Other comprehensive income.............................            (215)              17           (198)        (21)       (219)
Comprehensive income (loss)............................             491             (479)            12         (41)        (29)
                                                        ---------------  ---------------  -------------  ----------  ----------
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO
  AXA EQUITABLE........................................ $            12  $            --  $          12  $      (41) $      (29)
                                                        ===============  ===============  =============  ==========  ==========

                                     F-81

                                                                  YEAR ENDED DECEMBER 31, 2016
                                                ----------------------------------------------------------------
                                                                DISCONTINUED
                                                 AS PREVIOUSLY   OPERATIONS               IMPACT OF
                                                   REPORTED      ADJUSTMENT  AS ADJUSTED  REVISIONS   AS REVISED
                                                --------------  ------------ -----------  ---------  -----------
                                                                          (IN MILLIONS)
CONSOLIDATED STATEMENT OF EQUITY:
  Retained earnings, beginning of year......... $        6,990  $         -- $     6,990  $     (35) $     6,955
  Net income (loss) attributable to
   AXA Equitable...............................            210            --         210        (20)         190
                                                --------------  ------------ -----------  ---------  -----------
  Retained earnings, end of period.............          6,150            --       6,150        (55)       6,095
                                                --------------  ------------ -----------  ---------  -----------
  Other comprehensive income (loss)............           (198)           --        (198)       (21)        (219)
                                                --------------  ------------ -----------  ---------  -----------
  Accumulated other comprehensive income, end
   of period...................................             17            --          17        (21)          (4)
                                                --------------  ------------ -----------  ---------  -----------
  Total AXA Equitable's equity, end of period.. $       11,508  $         -- $    11,508  $     (76) $    11,432
                                                ==============  ============ ===========  =========  ===========

                                                                        YEAR ENDED DECEMBER 31, 2016
                                                          -------------------------------------------------------
                                                                          PRESENTATION
                                                           AS REPORTED  RECLASSIFICATIONS  REVISIONS   AS REVISED
                                                          ------------  -----------------  ---------  -----------
                                                                               (IN MILLIONS)
CONSOLIDATED STATEMENT OF CASH FLOWS:
NET INCOME (LOSS)/(1)/................................... $        706  $              --  $     (20) $       686
  Adjustments to reconcile net income (loss) to net
   cash provided by (used in) operating activities:
   Interest credited to policyholders' account balances..        1,029                 --       (124)         905
   Policy charges and fee income.........................       (3,344)                --         33       (3,311)
   Net derivative (gains) losses.........................        1,211                 --        126        1,337
   Amortization and depreciation.........................           --                618         (4)         614
   Amortization of deferred sales commission.............           41                (41)        --           --
   Other depreciation and amortization...................          (98)                98         --           --
   Amortization of other intangibles.....................           29                (29)        --           --
   Equity (income) loss from limited partnerships........           --                (91)        --          (91)
   Return of real estate joint venture and
     limited partnerships................................          126               (126)        --           --
   Changes in:
     Deferred policy acquisition costs...................           52                (52)        --           --
     Capitalization of deferred policy
       acquisition costs.................................           --               (594)        --         (594)
     Current and deferred income taxes...................         (742)                --        (11)        (753)
     Other, net..........................................         (161)               217         --           56
                                                          ------------  -----------------  ---------  -----------
  NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES.... $       (461) $              --  $      --  $      (461)
                                                          ------------  -----------------  ---------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from the sale/maturity/prepayment of:
   Short-term investments................................           --              2,984         --        2,984
  Payment for the purchase/origination of:...............
   Short-term investments................................           --             (3,187)        --       (3,187)
  Change in short-term investments.......................         (205)               205         --           --
  Other, net.............................................          409                 (2)        --          407
                                                          ------------  -----------------  ---------  -----------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES...... $     (5,358) $              --  $      --  $    (5,358)
                                                          ------------  -----------------  ---------  -----------
   --------
  /(1)/Net income (loss) includes $496 million in 2016 of the discontinued
       operations that are not included in Net income (loss) in the
       Consolidated Statements of Income (Loss).

                                     F-82

21)QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

   The unaudited quarterly financial information for the years ended
   December 31, 2018 and 2017 are summarized in the table below:

                                                              THREE MONTHS ENDED
                                              --------------------------------------------------
                                               MARCH 31    JUNE 30    SEPTEMBER 30  DECEMBER 31
                                              ---------  ----------  -------------  ------------
                                                                (IN MILLIONS)
2018
Total revenues............................... $   1,139  $    1,621  $          27  $      4,164
Total benefits and other deductions..........     1,512       4,278            763         1,879
                                              ---------  ----------  -------------  ------------
Net income (loss)............................ $    (264) $   (2,084) $        (509) $      1,936
                                              =========  ==========  =============  ============

2017
Total revenues............................... $   1,554  $    3,763  $       1,621  $      1,518
Total benefits and other deductions..........     1,921       1,858          1,708         1,420
                                              ---------  ----------  -------------  ------------
Net income (loss)............................ $    (201) $    1,508  $          23  $      1,515
                                              =========  ==========  =============  ============

   Net Income (Loss) Volatility

   With the exception of the GMxB Unwind during the second quarter of 2018 that is further described in Note 12, the fluctuation in the Company's quarterly
   Net income (loss) during 2018 and 2017 is not due to any specific events or transactions, but instead is driven primarily by the impact of changes in market conditions on the Company's liabilities associated with GMxB features embedded in its variable annuity products, partially offset by derivatives the Company has in place to mitigate the movement in those liabilities. As those derivatives do not qualify for hedge accounting treatment, volatility in Net income (loss) result from the changes in value of the derivatives being recognized in the period in which they occur, with offsetting changes in the liabilities being partially recognized in the current period.

   Reclassification of DAC Capitalization

   During the fourth quarter of 2018, the Company revised the presentation of the capitalization of deferred policy acquisition costs ("DAC") in the consolidated statements of income for all prior periods presented herein by netting the capitalized amounts within the applicable expense line items, such as Compensation and benefits, Commissions and distribution plan payments and Other operating costs and expenses. Previously, the Company had netted the capitalized amounts within the Amortization of deferred acquisition costs. There was no impact on Net income (loss) or Comprehensive income of this reclassification. See Note 2 for further details of this reclassification.

   Revisions of Prior Period Interim Consolidated Financial Statements

   The Company's third quarter 2018 financial statements were revised to reflect the correction of errors identified by the Company in its previously issued financial statements. The impact of these errors was not considered to be material. However, in order to improve the consistency and comparability of the financial statements, management revised the Company's consolidated financial statements for the three and six months ended
   March 31, 2018 and June 30, 2018, respectively, as well as the three and six months ended March 31, 2017 and June 30, 2017.

   In addition, during the fourth quarter of 2018, the Company identified certain cash flows that were incorrectly classified in the Company's historical consolidated statements of cash flows. The Company has determined that these mis-classifications were not material to the financial statements for any period. These misclassifications will be corrected in the comparative consolidated statements of cash flows for the three, six and nine months ended March 31, 2019, June 30, 2019 and September 30, 2019 that will appear in the Company's first, second and third quarter 2019 Form 10-Q filings, respectively.

   Discontinued Operations

   In addition, as further described in Note 19, as a result of the AB Business
   Transfer effective as of December 31, 2018, AB's operations are now reflected as Discontinued operations in the Company's consolidated financial statements. The financial information for prior periods presented in the consolidated financial statements have been adjusted to reflect AB as
   Discontinued operations.

                                     F-83

   Revision of Consolidated Financial Statements as of and for the Three Months
   Ended March 31, 2018

   The following tables present line items of the consolidated financial statements as of and for the three months ended March 31, 2018 that have been affected by the revisions. This information has been corrected from the information previously presented in the Company's March 31, 2018 Form 10-Q.
   For these items, the tables detail the amounts as previously reported and the impact upon those line items due to the reclassifications to conform to the current presentation, adjustment for the discontinued operation, revisions and the amounts as currently revised. Prior period amounts have been reclassified to conform to current period presentation, where applicable, and are summarized in the accompanying tables.

                                                                    AS OF MARCH 31, 2018
                                              -----------------------------------------------------------------
                                                              DISCONTINUED
                                              AS PREVIOUSLY    OPERATIONS                IMPACT OF
                                                REPORTED       ADJUSTMENT    AS ADJUSTED REVISIONS  AS REVISED
                                              -------------- --------------  ----------- ---------  -----------
                                                                        (IN MILLIONS)
CONSOLIDATED BALANCE SHEET:
ASSETS:
  Deferred policy acquisition costs..........          4,826             --        4,826      (119)       4,707
                                              -------------- --------------  ----------- ---------  -----------
   Total Assets.............................. $      222,424 $           --  $   222,424 $    (119) $   222,305
                                              ============== ==============  =========== =========  ===========
LIABILITIES:
  Future policyholders' benefits and other
   policyholders' liabilities................ $       28,374 $           --  $    28,374 $     (10) $    28,364
  Current and deferred taxes.................          1,728           (432)       1,296       (38)       1,258
  Other liabilities..........................          3,041         (1,941)       1,100        70        1,170
                                              -------------- --------------  ----------- ---------  -----------
  Total Liabilities.......................... $      202,767 $           --  $   202,767 $      22  $   202,789
                                              -------------- --------------  ----------- ---------  -----------
EQUITY:
  Retained Earnings.......................... $        8,824 $           --  $     8,824 $    (141) $     8,683
  AXA Equitable Equity.......................         15,545             --       15,545      (141)      15,404
                                              -------------- --------------  ----------- ---------  -----------
  Total Equity...............................         18,633             --       18,633      (141)      18,492
                                              -------------- --------------  ----------- ---------  -----------
Total Liabilities, Redeemable Noncontrolling
  Interest and Equity........................ $      222,424 $           --  $   222,424 $    (119) $   222,305
                                              ============== ==============  =========== =========  ===========

                                                                      THREE MONTHS ENDED MARCH 31, 2018
                                               -------------------------------------------------------------------------------
                                                                            DISCONTINUED
                                               AS PREVIOUSLY   GROSS DAC     OPERATIONS                  IMPACT OF
                                                 REPORTED      ADJUSTMENT    ADJUSTMENT    AS ADJUSTED   REVISIONS  AS REVISED
                                               -------------  ------------  ------------  ------------  ----------  ----------
                                                                                (IN MILLIONS)
CONSOLIDATED STATEMENT OF INCOME (LOSS):
  REVENUES:
   Policy charges and fee income.............. $         869  $         --  $         --  $        869  $       (8) $      861
   Net derivative gains (losses)..............          (777)           --            (2)         (779)        (38)       (817)
                                               -------------  ------------  ------------  ------------  ----------  ----------
     Total Revenues...........................         2,031            --          (846)        1,185         (46)      1,139
  BENEFITS AND OTHER DEDUCTIONS:
   Policyholders' benefits....................           489            --            --           489          (9)        480
   Interest credited to policyholders'
     account balances.........................           338            --            --           338         (83)        255
   Compensation and benefits..................           456           (33)         (344)           79          70         149
   Commissions and distribution
     related payments.........................           371          (101)         (110)          160          --         160
   Amortization of deferred policy
     acquisition costs........................            10           135            --           145          64         209
   Other operating costs and expenses.........           440            (1)         (189)          250          --         250
                                               -------------  ------------  ------------  ------------  ----------  ----------
     Total benefits and other deductions......         2,115            --          (645)        1,470          42       1,512
                                               -------------  ------------  ------------  ------------  ----------  ----------

                                     F-84

                                                                   THREE MONTHS ENDED MARCH 31, 2018
                                              --------------------------------------------------------------------------
                                                                        DISCONTINUED
                                              AS PREVIOUSLY  GROSS DAC   OPERATIONS                IMPACT OF
                                                REPORTED     ADJUSTMENT  ADJUSTMENT   AS ADJUSTED  REVISIONS  AS REVISED
                                              -------------  ---------- ------------  -----------  ---------  ----------
                                                                             (IN MILLIONS)
  Income (loss) from continuing operations,
   before income taxes.......................  $        (84) $       --  $      (201) $      (285)       (88)       (373)
  Income tax (expense) benefit from
   continuing operations.....................            44          --           17           61         19          80
                                               ------------  ----------  -----------  -----------   --------  ----------
  Net income (loss) from
   continuing operations.....................           (40)         --         (184)        (224)       (69)       (293)
                                               ------------  ----------  -----------  -----------   --------  ----------
  Net income (loss)..........................           (40)         --         (155)        (195)       (69)       (264)
                                               ------------  ----------  -----------  -----------   --------  ----------
  NET INCOME (LOSS) ATTRIBUTABLE TO
   AXA EQUITABLE.............................  $       (194) $       --  $        --  $      (194)  $    (69) $     (263)
                                               ============  ==========  ===========  ===========   ========  ==========

                                                                THREE MONTHS ENDED MARCH 31, 2018
                                                 ---------------------------------------------------------------
                                                                DISCONTINUED
                                                 AS PREVIOUSLY   OPERATIONS                IMPACT OF
                                                   REPORTED      ADJUSTMENT   AS ADJUSTED  REVISIONS  AS REVISED
                                                 -------------  ------------  -----------  ---------  ----------
                                                                          (IN MILLIONS)
STATEMENTS OF COMPREHENSIVE INCOME (LOSS):
  Net income (loss)............................. $         (40) $       (155) $      (195) $     (69) $     (264)
                                                 -------------  ------------  -----------  ---------  ----------
  Comprehensive income (loss)................... $        (789) $       (162) $      (951) $     (69) $   (1,020)
                                                 -------------  ------------  -----------  ---------  ----------
  COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO
   AXA EQUITABLE................................ $        (950) $         --  $      (950) $     (69) $   (1,019)
                                                 =============  ============  ===========  =========  ==========
CONSOLIDATED STATEMENT OF EQUITY:
  Retained earnings, beginning of year.......... $       9,010  $         --  $     9,010  $     (72) $    8,938
                                                 -------------  ------------  -----------  ---------  ----------
  Net income (loss).............................          (194)           --         (194)       (69)       (263)
                                                 -------------  ------------  -----------  ---------  ----------
  Retained earnings, end of period..............         8,824            --        8,824       (141)      8,683
  Total AXA Equitable's equity, end of period...        15,545                     15,545       (141)     15,404
                                                 -------------  ------------  -----------  ---------  ----------
   TOTAL EQUITY, END OF PERIOD.................. $      18,633  $         --  $    18,633  $    (141) $   18,492
                                                 =============  ============  ===========  =========  ==========

                                                               THREE MONTHS ENDED MARCH 31, 2018
                                                 ------------------------------------------------------------
                                                                   PRESENTATION
                                                  AS REPORTED    RECLASSIFICATIONS    REVISIONS    AS REVISED
                                                 -------------  ------------------  ------------  -----------
                                                                         (IN MILLIONS)
CONSOLIDATED STATEMENT OF CASH FLOWS:
NET INCOME (LOSS)/(1)/.......................... $         (40) $               --  $        (69) $      (109)
  Adjustments to reconcile net income (loss) to
   net cash provided by (used in)
   operating activities:
   Interest credited to policyholders'
     account balances...........................           338                  --           (83)         255
   Policy charges and fee income................          (869)                 --             8         (861)
   Net derivative (gains) losses................           777                  --            38          815
   Amortization and depreciation................            --                 137            64          201
   Amortization of deferred sales commission....             7                  (7)           --           --
   Other depreciation and amortization..........           (23)                 23            --           --
   Amortization of other Intangibles............             8                  (8)           --           --
   Equity (income) loss from
     limited partnerships.......................            --                 (39)           --          (39)
   Distributions from joint ventures and
     limited partnerships.......................            25                 (25)           --           --

                                     F-85

                                                          THREE MONTHS ENDED MARCH 31, 2018
                                               -------------------------------------------------------
                                                                PRESENTATION
                                                AS REPORTED   RECLASSIFICATIONS  REVISIONS  AS REVISED
                                               ------------  ------------------  ---------  ----------
                                                                    (IN MILLIONS)
  Changes in:
   Reinsurance recoverable.................... $          2  $               --  $    (149) $     (147)
   Deferred policy acquisition costs..........           10                 (10)        --          --
   Capitalization of deferred policy
     acquisition costs........................           --                (135)        --        (135)
   Future policy benefits.....................         (191)                 --         (7)       (198)
   Current and deferred income taxes..........          (52)                 --        132          80
   Other, net.................................         (122)                 64         70          12
                                               ------------  ------------------  ---------  ----------
  Net cash provided by (used in)
   operating activities....................... $        (21) $               --  $       4  $      (17)
                                               ------------  ------------------  ---------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from the
    sale/maturity/prepayment of:
   Trading account securities................. $      1,606  $               --  $      77  $    1,683
   Real estate held for the production
     of income................................           --                 140         --         140
   Short-term investments.....................           --                 688         --         688
   Other......................................           54                (140)        --         (86)
  Payment for the purchase/origination of:
   Short-term investments.....................           --                (377)        --        (377)
  Cash settlements related to
   derivative instruments.....................          (14)                 --       (489)       (503)
  Change in short-term investments............          396                (311)       (85)         --
  Other, net..................................         (560)                 --        153        (407)
                                               ------------  ------------------  ---------  ----------
Net cash provided by (used in)
  investing activities........................ $       (639) $               --  $    (344) $     (983)
                                               ------------  ------------------  ---------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Policyholders' account balances:
   Deposits................................... $      2,366  $               --  $    (468) $    1,898
   Withdrawals................................       (1,322)                 --        241      (1,081)
   Transfer (to) from Separate Accounts.......         (115)                 --        567         452
                                               ------------  ------------------  ---------  ----------
Net cash provided by (used in)
  financing activities........................ $      1,040  $               --  $     340  $    1,380
                                               ------------  ------------------  ---------  ----------
   --------
  /(1)/Net income (loss) includes $154 million in the three months ended
       March 31, 2018 of the discontinued operations that are not included in net income (loss) in the Consolidated Statements of Income (Loss).

   The following tables present line items of the consolidated financial statements as of June 30, 2018 and for the three and six months ended
   June 30, 2018 that have been affected by the revisions. This information has been corrected from the information previously presented in the Company's
   June 30, 2018 2018 Form 10-Q. For these items, the tables detail the amounts as previously reported and the impact upon those line items due to the reclassifications to conform to the current presentation, the adjustment for the discontinued operation, revisions and the amounts as currently revised.
   Prior period amounts have been reclassified to conform to current period presentation, where applicable, and are summarized in the accompanying tables.

                                                                   AS OF JUNE 30, 2018
                                               ------------------------------------------------------------
                                                   AS      DISCONTINUED
                                               PREVIOUSLY   OPERATIONS               IMPACT OF
                                                REPORTED    ADJUSTMENT  AS ADJUSTED  REVISIONS  AS REVISED
                                               ----------- ------------ ------------ ---------  -----------
                                                                      (IN MILLIONS)
CONSOLIDATED BALANCE SHEET:
  ASSETS:
   Deferred policy acquisition costs.......... $     4,786  $        -- $      4,786 $     (76) $     4,710
   Amounts due from reinsurers................       3,088           --        3,088        (9)       3,079
   Current and deferred taxes.................         159          422          581         3          584
                                               -----------  ----------- ------------ ---------  -----------
     Total Assets............................. $   219,306  $        -- $    219,306 $     (82) $   219,224
                                               -----------  ----------- ------------ ---------  -----------
  LIABILITIES:
   Future policyholders' benefits and other
     policyholders' liabilities............... $    28,122  $        -- $     28,122 $     (64) $    28,058
                                               -----------  ----------- ------------ ---------  -----------
     Total Liabilities........................ $   202,196  $        -- $    202,196 $     (64) $   202,132
                                               -----------  ----------- ------------ ---------  -----------

                                     F-86

                                                                   AS OF JUNE 30, 2018
                                               -----------------------------------------------------------
                                                   AS     DISCONTINUED
                                               PREVIOUSLY  OPERATIONS               IMPACT OF
                                                REPORTED   ADJUSTMENT  AS ADJUSTED  REVISIONS  AS REVISED
                                               ---------- ------------ ------------ ---------  -----------
                                                                      (IN MILLIONS)
  EQUITY:
   Retained Earnings.......................... $    6,617 $         -- $      6,617 $     (18) $     6,599
   AXA Equitable Equity.......................     13,925           --       13,925       (18)      13,907
                                               ---------- ------------ ------------ ---------  -----------
     Total Equity.............................     16,964           --       16,964       (18)      16,946
                                               ---------- ------------ ------------ ---------  -----------
  Total Liabilities, Redeemable
   Noncontrolling Interest and Equity......... $  219,306 $         -- $    219,306 $     (82) $   219,224
                                               ========== ============ ============ =========  ===========

                                                                     THREE MONTHS ENDED JUNE 30, 2018
                                               ----------------------------------------------------------------------------
                                                                          DISCONTINUED
                                               AS PREVIOUSLY  GROSS DAC    OPERATIONS                IMPACT OF
                                                 REPORTED     ADJUSTMENT   ADJUSTMENT   AS ADJUSTED  REVISIONS   AS REVISED
                                               -------------  ----------  ------------  -----------  ---------  -----------
                                                                               (IN MILLIONS)
CONSOLIDATED STATEMENT OF INCOME (LOSS):
  REVENUES:
   Policy charges and fee income.............. $         904  $       --   $        --  $       904   $    (21) $       883
   Net derivative gains (losses)..............          (312)         --            --         (312)        27         (285)
                                               -------------  ----------   -----------  -----------   --------  -----------
     Total revenues...........................         2,439          --          (824)       1,615          6        1,621
  BENEFITS AND OTHER DEDUCTIONS:
   Policyholders' benefits....................         1,339          --            --        1,339        (38)       1,301
   Compensation and benefits..................           466         (32)         (360)          74         --           74
   Commissions and distribution
     related payments.........................           377        (112)         (106)         159         --          159
   Amortization of deferred policy
     acquisition costs........................            31         145             1          177          5          182
   Other operating costs and expenses.........         2,486          (1)         (172)       2,313         --        2,313
                                               -------------  ----------   -----------  -----------   --------  -----------
     Total benefits and other deductions......         4,950          --          (639)       4,311        (33)       4,278
                                               -------------  ----------   -----------  -----------   --------  -----------
  Income (loss) from continuing operations,
   before income taxes........................        (2,511)         --          (185)      (2,696)        39       (2,657)
  Income tax (expense) benefit from
   continuing operations......................           553          --             8          561         (9)         552
                                               -------------  ----------   -----------  -----------   --------  -----------
  Net income (loss) from
   continuing operations......................        (1,958)         --          (177)      (2,135)        30       (2,105)
                                               -------------  ----------   -----------  -----------   --------  -----------
  Net income (loss)...........................        (1,958)         --          (156)      (2,114)        30       (2,084)
                                               -------------  ----------   -----------  -----------   --------  -----------
  Net income (loss) attributable to
   AXA Equitable.............................. $      (2,114) $       --   $        --  $    (2,114)  $     30  $    (2,084)
                                               =============  ==========   ===========  ===========   ========  ===========

                                                              THREE MONTHS ENDED JUNE 30, 2018
                                              ---------------------------------------------------------------
                                                             DISCONTINUED
                                              AS PREVIOUSLY   OPERATIONS                IMPACT OF
                                                REPORTED      ADJUSTMENT   AS ADJUSTED  REVISIONS  AS REVISED
                                              -------------  ------------  -----------  --------- -----------
                                                                       (IN MILLIONS)
CONSOLIDATED STATEMENT OF COMPREHENSIVE
  INCOME (LOSS):
  Net income (loss).......................... $      (1,958)  $      (156) $    (2,114)  $     30 $    (2,084)
                                              -------------   -----------  -----------   -------- -----------
  Comprehensive income (loss)................        (2,278)         (142)      (2,420)        30      (2,390)
                                              -------------   -----------  -----------   -------- -----------
  Comprehensive income (loss) attributable
   to AXA Equitable.......................... $      (2,420)  $        --  $    (2,420)  $     30 $    (2,390)
                                              =============   ===========  ===========   ======== ===========

                                     F-87

                                                                       SIX MONTHS ENDED JUNE 30, 2018
                                               -----------------------------------------------------------------------------
                                                                           DISCONTINUED
                                               AS PREVIOUSLY   GROSS DAC    OPERATIONS                IMPACT OF
                                                 REPORTED      ADJUSTMENT   ADJUSTMENT   AS ADJUSTED  REVISIONS   AS REVISED
                                               -------------  -----------  ------------  -----------  ---------  -----------
                                                                               (IN MILLIONS)
CONSOLIDATED STATEMENT OF INCOME (LOSS):
  REVENUES:
   Policy charges and fee income.............. $       1,773  $        --   $        --  $     1,773   $    (29) $     1,744
   Net derivative gains (losses)..............        (1,172)          --            (2)      (1,174)        72       (1,102)
                                               -------------  -----------   -----------  -----------   --------  -----------
     Total revenues...........................         4,387           --        (1,670)       2,717         43        2,760
  BENEFITS AND OTHER DEDUCTIONS:
   Policyholders' benefits....................         1,828           --            --        1,828        (47)       1,781
   Compensation and benefits..................           992          (65)         (704)         223         --          223
   Commissions and distribution
     related payments.........................           748         (213)         (216)         319         --          319
   Amortization of deferred policy
     acquisition costs........................            89          280             1          370         21          391
   Other operating costs and expenses.........         2,926           (2)         (361)       2,563         --        2,563
                                               -------------  -----------   -----------  -----------   --------  -----------
     Total benefits and other deductions......         7,100           --        (1,284)       5,816        (26)       5,790
                                               -------------  -----------   -----------  -----------   --------  -----------
  Income (loss) from continuing operations,
   before income taxes........................        (2,713)          --          (386)      (3,099)        69       (3,030)
                                               -------------  -----------   -----------  -----------   --------  -----------
  Income tax (expense) benefit from
   continuing operations......................           622           --            25          647        (15)         632
                                               -------------  -----------   -----------  -----------   --------  -----------
  Net income (loss) from
   continuing operations......................        (2,091)          --          (361)      (2,452)        54       (2,398)
                                               -------------  -----------   -----------  -----------   --------  -----------
  Net income (loss)...........................        (2,091)          --          (311)      (2,402)        54       (2,348)
                                               -------------  -----------   -----------  -----------   --------  -----------
  Net income (loss) attributable to
   AXA Equitable.............................. $      (2,401) $        --   $        --  $    (2,401)  $     54  $    (2,347)
                                               =============  ===========   ===========  ===========   ========  ===========

                                                                SIX MONTHS ENDED JUNE 30, 2018
                                              -----------------------------------------------------------------
                                                             DISCONTINUED
                                              AS PREVIOUSLY   OPERATIONS                  IMPACT OF
                                                REPORTED      ADJUSTMENT    AS ADJUSTED   REVISIONS  AS REVISED
                                              -------------  ------------  -------------  --------- -----------
                                                                        (IN MILLIONS)
CONSOLIDATED STATEMENT OF COMPREHENSIVE
  INCOME (LOSS):
  Net income (loss).......................... $      (2,091)  $      (311) $      (2,402) $      54 $    (2,348)
                                              -------------   -----------  -------------  --------- -----------
  Comprehensive income (loss)................        (3,160)         (305)        (3,465)        54      (3,411)
  Comprehensive income (loss) attributable
   to AXA Equitable.......................... $      (3,463)  $        --  $      (3,463) $      54 $    (3,409)
                                              =============   ===========  =============  ========= ===========

                                     F-88

                                                                SIX MONTHS ENDED JUNE 30, 2018
                                               ---------------------------------------------------------------
                                                              DISCONTINUED
                                               AS PREVIOUSLY   OPERATIONS               IMPACT OF
                                                 REPORTED      ADJUSTMENT  AS ADJUSTED  REVISIONS   AS REVISED
                                               -------------  ------------ -----------  ---------  -----------
                                                                        (IN MILLIONS)
CONSOLIDATED STATEMENT OF EQUITY:
  Retained earnings, beginning of year........ $       9,010  $         -- $     9,010  $     (72) $     8,938
  Net income (loss) attributable to
   AXA Equitable..............................        (2,401)           --      (2,401)        54       (2,347)
                                               -------------  ------------ -----------  ---------  -----------
  Retained earnings, end of period............         6,617            --       6,617        (18)       6,599
                                               -------------  ------------ -----------  ---------  -----------
  Total AXA Equitable's equity, end of period.        13,925            --      13,925        (18)      13,907
                                               -------------  ------------ -----------  ---------  -----------
   TOTAL EQUITY, END OF PERIOD................ $      16,964  $         -- $    16,964  $     (18) $    16,946
                                               =============  ============ ===========  =========  ===========

                                                           SIX MONTHS ENDED JUNE 30, 2018
                                                ----------------------------------------------------
                                                             PRESENTATION
                                                     AS      RECLASSIFI-
                                                  REPORTED     CATIONS      REVISIONS    AS REVISED
                                                -----------  ------------  -----------  ------------
                                                                    (IN MILLIONS)
CONSOLIDATED STATEMENT OF CASH FLOWS:
NET INCOME (LOSS)/(1)/......................... $    (2,091) $         --  $        54  $     (2,037)
  Adjustments to reconcile net income (loss)
   to net cash provided by (used in)
   operating activities:
   Policy charges and fee income...............      (1,773)           --           29        (1,744)
   Net derivative (gains) losses...............       1,172            --          (72)        1,100
   Amortization and depreciation...............          --           335           21           356
   Amortization of deferred sales commission...          13           (13)          --            --
   Other depreciation and amortization.........         (45)           45           --            --
   Equity (income) loss from
     limited partnerships......................          --           (60)          --           (60)
   Distributions from joint ventures and
     limited partnerships......................          44           (44)          --            --
   Cash received on the recapture of
     captive reinsurance.......................       1,099            --          174         1,273
   Changes in:
     Reinsurance recoverable...................          15            --          166           181
     Deferred policy acquisition costs.........          89           (89)          --            --
     Capitalization of deferred policy
       acquisition costs.......................          --          (280)          --          (280)
     Future policy benefits....................         396            --         (554)         (158)
     Current and deferred income taxes.........        (645)           --          167          (478)
     Other, net................................         416           104         (304)          216
                                                -----------  ------------  -----------  ------------
  Net cash provided by (used in)
   operating activities........................ $     1,190  $         (2) $      (319) $        869
                                                -----------  ------------  -----------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from the
   sale/maturity/prepayment of:
   Trading account securities.................. $     4,843  $         --  $        24  $      4,867
   Real estate joint ventures..................          --           140           --           140
   Short-term investments......................          --         1,331          (24)        1,307
   Other.......................................         260          (140)          --           120
  Payment for the purchase/origination of:
   Short-term investments......................          --        (1,081)         205          (876)
  Cash settlements related to
   derivative instruments......................        (267)           --         (489)         (756)
  Change in short-term investments.............         248          (248)          --            --
  Other, net...................................         379            --           11           390
                                                -----------  ------------  -----------  ------------
Net cash provided by (used in)
  investing activities......................... $    (1,605) $          2  $      (273) $     (1,876)
                                                -----------  ------------  -----------  ------------

                                     F-89

                                                         SIX MONTHS ENDED JUNE 30, 2018
                                              ----------------------------------------------------
                                                           PRESENTATION
                                                   AS      RECLASSIFI-
                                                REPORTED     CATIONS      REVISIONS    AS REVISED
                                              -----------  ------------ ------------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Policyholders' account balances:
   Deposits.................................. $     5,227  $         -- $     (1,107) $      4,120
   Withdrawals...............................      (2,611)           --          480        (2,131)
   Transfer (to) from Separate Accounts......        (305)           --        1,219           914
   --------
  /(1)/Net income (loss) includes $310 million in the six months ended June 30,
       2018 of the discontinued operations that are not included in net income
       (loss) in the Consolidated Statements of Income (Loss).

   The following tables present line items of the consolidated statement of cash flows for the nine months ended September 30, 2018 that have been affected by the revisions. This information has been corrected from the information previously presented in the Company's September 30, 2018 Form
   10-Q. For these items, the tables detail the amounts as previously reported and the impact upon those line items due to the reclassifications to conform to the current presentation, the adjustment for the discontinued operation, revisions and the amounts as currently revised. Prior period amounts have been reclassified to conform to current period presentation, where applicable, and are summarized in the accompanying tables. Tables for the other consolidated financial statements as of or for the three and nine months ended September 30, 2018 are not presented as these revisions were already reflected in the Company's September 30, 2018 Form 10-Q.

                                                           NINE MONTHS ENDED SEPTEMBER 30, 2018
                                                ---------------------------------------------------------
                                                                PRESENTATION
                                                AS REPORTED   RECLASSIFICATIONS    REVISIONS   AS REVISED
                                                -----------  -------------------  ----------  -----------
                                                                      (IN MILLIONS)
CONSOLIDATED STATEMENT OF CASH FLOWS:
  Adjustments to reconcile net income (loss)
   to net cash provided by (used in)
   operating activities:
   Amortization and depreciation............... $        --  $               258  $       --  $       258
   Amortization of deferred sales commission...          17                  (17)         --           --
   Other depreciation and amortization.........         (60)                  60          --           --
   Equity (income) loss from
     limited partnerships......................          --                  (83)         --          (83)
   Distribution from joint ventures and
     limited partnerships......................          63                  (63)         --           --
   Cash received on the recapture of
     captive reinsurance.......................       1,099                   --         174        1,273
   Changes in:.................................
     Reinsurance recoverable...................          20                   --          86          106
     Deferred policy acquisition costs.........        (129)                 129          --           --
     Capitalization of deferred policy
       acquisition costs.......................          --                 (432)         --         (432)
     Future policy benefits....................         (58)                  --        (541)        (599)
     Current and deferred income taxes.........        (264)                  --        (400)        (664)
     Other, net................................         123                  146         179          448
                                                -----------  -------------------  ----------  -----------
  NET CASH PROVIDED BY (USED IN) OPERATING
   ACTIVITIES.................................. $     1,614  $                (2) $     (502) $     1,110
                                                -----------  -------------------  ----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from the
     sale/maturity/prepayment of:
     Trading account securities................ $     6,913  $                --  $       77  $     6,990
     Real estate joint ventures................          --                  140          --          140
     Short-term investments....................          --                1,806          --        1,806
     Other.....................................         344                 (140)         --          204
     Short-term investments....................          --               (1,530)        204       (1,326)
  Cash settlements related to
   derivative instruments......................        (584)                  --        (492)      (1,076)
  Change in short-term investments.............         350                 (274)        (77)          (1)
  Other, net...................................         305                   --         (19)         286
                                                -----------  -------------------  ----------  -----------
Net cash provided by (used in)
  investing activities......................... $    (2,990) $                 2  $     (307) $    (3,295)
                                                -----------  -------------------  ----------  -----------

                                     F-90

                                                         NINE MONTHS ENDED SEPTEMBER 30, 2018
                                              ----------------------------------------------------------
                                                                PRESENTATION
                                               AS REPORTED    RECLASSIFICATIONS    REVISIONS  AS REVISED
                                              -------------  -------------------- ----------  ----------
                                                                     (IN MILLIONS)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Policyholders' account balances:
   Deposits.................................. $       7,852  $                 -- $   (1,668) $    6,184
   Withdrawals...............................        (4,014)                   --        760      (3,254)
   Transfer (to) from Separate Accounts......          (338)                   --      1,717       1,379
                                              -------------  -------------------- ----------  ----------
Net cash provided by (used in)
  financing activities....................... $       1,293  $                 -- $      809  $    2,102
                                              -------------  -------------------- ----------  ----------

   The following tables present line items of the consolidated financial statements as of and for the three months ended March 31, 20 that have been affected by the revisions. This information has been corrected from the information previously presented in the Company's March 31, 2018 Form 10-Q.
   For these items, the tables detail the amounts as previously reported and the impact upon those line items due to the reclassifications to conform to the current presentation, the adjustment for the discontinued operation, revisions and the amounts as currently revised. Prior period amounts have been reclassified to conform to current period presentation, where applicable, and are summarized in the accompanying tables.

                                                                    AS OF MARCH 31, 2017
                                              ----------------------------------------------------------------
                                                              DISCONTINUED
                                              AS PREVIOUSLY    OPERATIONS                IMPACT OF
                                                REPORTED       ADJUSTMENT   AS ADJUSTED  REVISIONS  AS REVISED
                                              -------------- -------------  ------------ ---------  ----------
                                                                       (IN MILLIONS)
CONSOLIDATED BALANCE SHEET:
ASSETS:
  Deferred policy acquisition costs.......... $        4,961 $          --  $      4,961 $     (64) $    4,897
                                              -------------- -------------  ------------ ---------  ----------
   Total Assets.............................. $      210,013 $          --  $    210,013 $     (64) $  209,949
                                              ============== =============  ============ =========  ==========
LIABILITIES:
  Future policyholders' benefits and other
   policyholders' liabilities................ $       28,691 $          --  $     28,691 $      66  $   28,757
  Current and deferred taxes.................          2,726          (562)        2,164       (46)      2,118
                                              -------------- -------------  ------------ ---------  ----------
   Total Liabilities......................... $      195,091 $          --  $    195,091 $      20  $  195,111
                                              -------------- -------------  ------------ ---------  ----------
EQUITY:
  Retained Earnings.......................... $        5,978 $          --  $      5,978 $     (84) $    5,894
                                              -------------- -------------  ------------ ---------  ----------
  AXA Equitable Equity.......................         11,459            --        11,459       (84)     11,375
                                              -------------- -------------  ------------ ---------  ----------
  Noncontrolling interest....................          3,046            --         3,046        --       3,046
  Total Equity...............................         14,505            --        14,505       (84)     14,421
                                              -------------- -------------  ------------ ---------  ----------
TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING
  INTEREST AND EQUITY........................ $      210,013 $          --  $    210,013 $     (64) $  209,949
                                              ============== =============  ============ =========  ==========

                                                                       THREE MONTHS ENDED MARCH 31, 2017
                                               --------------------------------------------------------------------------------
                                                                           DISCONTINUED
                                               AS PREVIOUSLY  GROSS DAC     OPERATIONS                  IMPACT OF
                                                 REPORTED     ADJUSTMENT    ADJUSTMENT    AS ADJUSTED   REVISIONS   AS REVISED
                                               -------------  ----------- -------------  ------------  ----------  ------------
                                                                                 (IN MILLIONS)
CONSOLIDATED STATEMENT OF INCOME (LOSS):
  REVENUES:
   Policy charges and fee income.............. $         852  $        -- $          --  $        852  $      (22) $        830
   Net derivative gains (losses)..............          (362)          --            10          (352)          7          (345)
                                               -------------  ----------- -------------  ------------  ----------  ------------
     Total revenues...........................         2,314           --          (745)        1,569         (15)        1,554

                                     F-91

                                                                     THREE MONTHS ENDED MARCH 31, 2017
                                               -----------------------------------------------------------------------------
                                                                            DISCONTINUED
                                               AS PREVIOUSLY   GROSS DAC     OPERATIONS                IMPACT OF
                                                 REPORTED      ADJUSTMENT    ADJUSTMENT   AS ADJUSTED  REVISIONS  AS REVISED
                                               -------------  -----------  -------------  -----------  ---------  ----------
                                                                               (IN MILLIONS)
  BENEFITS AND OTHER DEDUCTIONS:
   Policyholders' benefits....................           975           --             --          975         (3)        972
   Interest credited to policyholders'
     account balances.........................           279           --             --          279        (30)        249
   Compensation and benefits..................           438          (33)          (322)          83         --          83
   Commissions and distribution
     related payments.........................           382         (114)           (96)         172         --         172
   Amortization of deferred policy
     acquisition costs........................            29          148             --          177         63         240
   Other operating costs and expenses.........           381           (1)          (179)         201         --         201
                                               -------------  -----------  -------------  -----------  ---------  ----------
     Total benefits and other deductions......         2,489           --           (598)       1,891         30       1,921
                                               -------------  -----------  -------------  -----------  ---------  ----------
  Income (loss) from continuing operations,
   before income taxes........................          (175)          --           (147)        (322)       (45)       (367)
  Income tax (expense) benefit from
   continuing operations......................           121           --             11          132         16         148
                                               -------------  -----------  -------------  -----------  ---------  ----------
  Net income (loss) from
   continuing operations......................           (54)          --           (136)        (190)       (29)       (219)
                                               -------------  -----------  -------------  -----------  ---------  ----------
  Net income (loss)...........................           (54)          --           (118)        (172)       (29)       (201)
                                               -------------  -----------  -------------  -----------  ---------  ----------
  NET INCOME (LOSS) ATTRIBUTABLE TO
   AXA EQUITABLE.............................. $        (172) $        --  $          --  $      (172) $     (29) $     (201)
                                               =============  ===========  =============  ===========  =========  ==========

                                                              THREE MONTHS ENDED MARCH 31, 2017
                                              ----------------------------------------------------------------
                                                              DISCONTINUED
                                              AS PREVIOUSLY    OPERATIONS                IMPACT OF
                                                REPORTED       ADJUSTMENT   AS ADJUSTED  REVISIONS  AS REVISED
                                              -------------  -------------  -----------  ---------  ----------
                                                                        (IN MILLIONS)
  CONSOLIDATED STATEMENT OF COMPREHENSIVE
   INCOME (LOSS):
   Net income (loss)......................... $         (54) $        (118) $      (172) $     (29) $     (201)
                                              -------------  -------------  -----------  ---------  ----------
   Change in unrealized gains (losses), net
     of reclassification adjustment..........            92             --           92         21         113
   Total other comprehensive income (loss),
     net of income taxes.....................           127             (7)         120         21         141
                                              -------------  -------------  -----------  ---------  ----------
   Comprehensive income (loss)...............            73           (125)         (52)        (8)        (60)
                                              -------------  -------------  -----------  ---------  ----------
   COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE
     TO AXA EQUITABLE........................ $         (52) $          --  $       (52) $      (8) $      (60)
                                              =============  =============  ===========  =========  ==========

                                     F-92

                                                               THREE MONTHS ENDED MARCH 31, 2017
                                               ----------------------------------------------------------------
                                                              DISCONTINUED
                                               AS PREVIOUSLY   OPERATIONS                IMPACT OF
                                                 REPORTED      ADJUSTMENT   AS ADJUSTED  REVISIONS   AS REVISED
                                               -------------  ------------ ------------  ---------  -----------
                                                                         (IN MILLIONS)
CONSOLIDATED STATEMENT OF EQUITY:
  Retained earnings, beginning of year........ $       6,150  $         -- $      6,150  $     (55) $     6,095
  Net income (loss) attributable to
   AXA Equitable..............................          (172)           --         (172)       (29)        (201)
                                               -------------  ------------ ------------  ---------  -----------
  Retained earnings, end of period............         5,978            --        5,978        (84)       5,894
                                               -------------  ------------ ------------  ---------  -----------
  Accumulated other comprehensive income,
   beginning of year..........................            17            --           17        (21)          (4)
  Other comprehensive income (loss)...........           120            --          120         21          141
                                               -------------  ------------ ------------  ---------  -----------
  Accumulated other comprehensive income,
   end of period..............................           137            --          137         --          137
                                               -------------  ------------ ------------  ---------  -----------
  Total AXA Equitable's equity, end of period.        11,459            --       11,459        (84)      11,375
                                               -------------  ------------ ------------  ---------  -----------
   TOTAL EQUITY, END OF PERIOD................ $      14,505  $         -- $     14,505  $     (84) $    14,421
                                               =============  ============ ============  =========  ===========

                                                            THREE MONTHS ENDED MARCH 31, 2017
                                                --------------------------------------------------------
                                                                 PRESENTATION
                                                 AS REPORTED   RECLASSIFICATIONS  REVISIONS   AS REVISED
                                                -------------  -----------------  ---------  -----------
                                                                      (IN MILLIONS)
CONSOLIDATED STATEMENT OF CASH FLOWS:
NET INCOME (LOSS)/(1)/......................... $         (54) $              --  $     (29) $       (83)
  Adjustments to reconcile net income (loss)
   to net cash provided by (used in)
   operating activities:
   Interest credited to policyholders'
     account balances..........................           279                 --        (30)         249
   Policy charges and fee income...............          (852)                --         22         (830)
   Net derivative (gains) losses...............           362                 --         (7)         355
   Amortization and depreciation...............            --                229         63          292
   Amortization of deferred sales commission...             9                 (9)        --           --
   Other depreciation and amortization.........            36                (36)        --           --
   Amortization of other intangibles...........             8                 (8)        --           --
   Equity (income) loss from
     limited partnerships......................            --                (39)        --          (39)
   Distributions from joint ventures and
     limited partnerships......................            26                (26)        --           --
   Changes in:                                                                                        --
     Reinsurance recoverable...................           (23)                --       (173)        (196)
     Deferred policy acquisition costs.........            29                (29)        --           --
     Capitalization of deferred policy
       acquisition costs.......................            --               (148)        --         (148)
     Future policy benefits....................           241                 --         17          258
     Current and deferred income taxes.........          (188)                --         (6)        (194)
     Other, net................................           151                 65         --          216
                                                -------------  -----------------  ---------  -----------
NET CASH PROVIDED BY (USED IN)
  OPERATING ACTIVITIES......................... $          18  $              (1) $    (143) $      (126)
                                                -------------  -----------------  ---------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from the
   sale/maturity/prepayment of:
   Short-term investments...................... $          --  $             631  $      --  $       631
  Payment for the purchase/origination of:
   Short-term investments......................            --               (376)      (289)        (665)
  Change in short-term investments.............           254               (254)        --           --
  Other, net...................................            43                 --        100          143
                                                -------------  -----------------  ---------  -----------
NET CASH PROVIDED BY (USED IN)
  INVESTING ACTIVITIES......................... $      (2,447) $               1  $    (189) $    (2,635)
                                                -------------  -----------------  ---------  -----------

                                     F-93

                                                        THREE MONTHS ENDED MARCH 31, 2017
                                              -----------------------------------------------------
                                                                  PRESENTATION
                                               AS REPORTED      RECLASSIFICATIONS REVISIONS  AS REVISED
                                              ------------      ----------------- ---------  ----------
                                                                  (IN MILLIONS)
CASH FLOWS FROM FINANCING ACTIVITIES:
 Policyholders' account balances:
  Deposits................................... $      2,240         $           --  $    269  $    2,509
  Withdrawals................................         (785)                    --      (157)       (942)
  Transfer (to) from Separate Accounts.......          176                     --       220         396
                                              ------------         --------------  --------  ----------
NET CASH PROVIDED BY (USED IN)
  FINANCING ACTIVITIES....................... $      2,306         $           --  $    332  $    2,638
                                              ------------         --------------  --------  ----------
   --------
  /(1)/Net income (loss) includes $118 million in the three months ended
       March 31, 2017 of the discontinued operations that are not included in
       Net income (loss) in the Consolidated Statements of Income (Loss).

   The following tables present line items of the consolidated financial statements as of and for the three and six months ended June 30, 2017 that have been affected by the revisions. This information has been corrected from the information previously presented in the Company's June 30, 2018
   Form 10-Q. For these items, the tables detail the amounts as previously reported and the impact upon those line items due to the reclassifications to conform to the current presentation, the adjustment for the discontinued
   operation, revisions and the amounts as currently revised. Prior period amounts have been reclassified to conform to current period presentation, where applicable, and are summarized in the accompanying tables.

                                                                    AS OF JUNE 30, 2017
                                              ----------------------------------------------------------------
                                                             DISCONTINUED
                                              AS PREVIOUSLY   OPERATIONS                IMPACT OF
                                                REPORTED      ADJUSTMENT    AS ADJUSTED REVISIONS  AS REVISED
                                              ------------- --------------  ----------- ---------  -----------
                                                                       (IN MILLIONS)
CONSOLIDATED BALANCE SHEET:
ASSETS:
  Deferred policy acquisition costs.......... $       4,913 $           --  $     4,913 $     (63) $     4,850
                                              ------------- --------------  ----------- ---------  -----------
   Total Assets.............................. $     215,713 $           --  $   215,713 $     (63) $   215,650
                                              ============= ==============  =========== =========  ===========
LIABILITIES:
  Future policyholders' benefits and other
   policyholders' liabilities................ $      29,679 $           --  $    29,679 $      53  $    29,732
  Current and deferred taxes.................         3,267           (542)       2,725       (39)       2,686
                                              ------------- --------------  ----------- ---------  -----------
   Total Liabilities......................... $     199,095 $           --  $   199,095 $      14  $   199,109
                                              ------------- --------------  ----------- ---------  -----------
EQUITY:
  Retained Earnings.......................... $       7,479 $           --  $     7,479 $     (77) $     7,402
                                              ------------- --------------  ----------- ---------  -----------
  AXA Equitable Equity.......................        13,273             --       13,273       (77)      13,196
                                              ------------- --------------  ----------- ---------  -----------
  Total Equity...............................        16,257             --       16,257       (77)      16,180
                                              ------------- --------------  ----------- ---------  -----------
Total Liabilities, Redeemable Noncontrolling
  Interest and Equity........................ $     215,713 $           --  $   215,713 $     (63) $   215,650
                                              ============= ==============  =========== =========  ===========

                                                                   THREE MONTHS ENDED JUNE 30, 2017
                                               -------------------------------------------------------------------------
                                                                        DISCONTINUED
                                               AS PREVIOUSLY GROSS DAC   OPERATIONS                IMPACT OF
                                                 REPORTED    ADJUSTMENT  ADJUSTMENT   AS ADJUSTED  REVISIONS  AS REVISED
                                               ------------- ---------- ------------  ----------- ----------  ----------
                                                                             (IN MILLIONS)
CONSOLIDATED STATEMENT OF INCOME (LOSS):
  REVENUES:
   Policy charges and fee income.............. $         846 $       -- $         --  $       846 $      (12) $      834
   Net derivative gains (losses)..............         1,763         --            5        1,768          8       1,776
                                               ------------- ---------- ------------  ----------- ----------  ----------
     Total revenues...........................         4,548         --         (781)       3,767         (4)      3,763

                                     F-94

                                                                      THREE MONTHS ENDED JUNE 30, 2017
                                               -----------------------------------------------------------------------------
                                                                           DISCONTINUED
                                               AS PREVIOUSLY  GROSS DAC     OPERATIONS                 IMPACT OF
                                                 REPORTED     ADJUSTMENT    ADJUSTMENT    AS ADJUSTED  REVISIONS  AS REVISED
                                               -------------  ----------  -------------  ------------  ---------  ----------
                                                                               (IN MILLIONS)
  BENEFITS AND OTHER DEDUCTIONS:
   Policyholders' benefits.................... $       1,363  $       --  $          --  $      1,363  $      (7) $    1,356
   Interest credited to policyholders'
     account balances.........................           208          --             --           208         (9)        199
   Compensation and benefits..................           450         (32)          (328)           90         --          90
   Commissions and distribution
     related payments.........................           389        (116)          (103)          170         --         170
   Amortization of deferred policy
     acquisition costs........................           (49)        150             --           101         (1)        100
   Other operating costs and expenses.........           149          (2)          (208)          (61)        --         (61)
                                               -------------  ----------  -------------  ------------  ---------  ----------
     Total benefits and other deductions......         2,516          --           (641)        1,875        (17)      1,858
                                               -------------  ----------  -------------  ------------  ---------  ----------
Income (loss) from continuing operations,
  before income taxes.........................         2,032          --           (140)        1,892         13       1,905
                                               -------------  ----------  -------------  ------------  ---------  ----------
Income tax (expense) benefit from
  continuing operations.......................          (419)         --             11          (408)        (5)       (413)
                                               -------------  ----------  -------------  ------------  ---------  ----------
Net income (loss) from continuing operations..         1,613          --           (129)        1,484          8       1,492
                                               -------------  ----------  -------------  ------------  ---------  ----------
Net income (loss).............................         1,613          --           (113)        1,500          8       1,508
                                               -------------  ----------  -------------  ------------  ---------  ----------
Net income (loss) attributable to
  AXA Equitable............................... $       1,500  $       --  $          --  $      1,500  $       8  $    1,508
                                               =============  ==========  =============  ============  =========  ==========

                                                              THREE MONTHS ENDED JUNE 30, 2017
                                              -----------------------------------------------------------------
                                                              DISCONTINUED
                                              AS PREVIOUSLY    OPERATIONS                 IMPACT OF
                                                REPORTED       ADJUSTMENT    AS ADJUSTED  REVISIONS AS REVISED
                                              -------------- --------------  ------------ --------- -----------
                                                                        (IN MILLIONS)
  CONSOLIDATED STATEMENT OF COMPREHENSIVE
   INCOME (LOSS):
   Net income (loss)......................... $        1,613 $         (113) $      1,500 $       8 $     1,508
                                              -------------- --------------  ------------ --------- -----------
   Comprehensive income (loss)...............          1,887            (93)        1,794         8       1,802
                                              -------------- --------------  ------------ --------- -----------
   Comprehensive income (loss) attributable
     to AXA Equitable........................ $        1,794 $           --  $      1,794 $       8 $     1,802
                                              ============== ==============  ============ ========= ===========

                                                                     SIX MONTHS ENDED JUNE 30, 2017
                                               --------------------------------------------------------------------------
                                                                         DISCONTINUED
                                               AS PREVIOUSLY GROSS DAC    OPERATIONS               IMPACT OF
                                                 REPORTED    ADJUSTMENT   ADJUSTMENT   AS ADJUSTED REVISIONS  AS REVISED
                                               ------------- ---------- -------------  ----------- ---------  -----------
                                                                             (IN MILLIONS)
CONSOLIDATED STATEMENT OF INCOME (LOSS):
  REVENUES:
   Policy charges and fee income.............. $       1,698 $       -- $          --  $     1,698 $     (34) $     1,664
   Net derivative gains (losses)..............         1,362         --            15        1,377        54        1,431
                                               ------------- ---------- -------------  ----------- ---------  -----------
     Total revenues...........................         6,823         --        (1,526)       5,297        20        5,317

                                     F-95

                                                                       SIX MONTHS ENDED JUNE 30, 2017
                                               -----------------------------------------------------------------------------
                                                                           DISCONTINUED
                                               AS PREVIOUSLY  GROSS DAC     OPERATIONS                IMPACT OF
                                                 REPORTED     ADJUSTMENT    ADJUSTMENT   AS ADJUSTED  REVISIONS   AS REVISED
                                               -------------  ----------  -------------  -----------  ---------  -----------
                                                                               (IN MILLIONS)
  BENEFITS AND OTHER DEDUCTIONS:
   Policyholders' benefits.................... $       2,338  $       --  $          --  $     2,338  $     (10) $     2,328
   Compensation and benefits..................           888         (65)          (650)         173         --          173
   Commissions and distribution
     related payments.........................           771        (230)          (199)         342         --          342
   Amortization of deferred policy
     acquisition costs........................           (20)        298             --          278         62          340
   Other operating costs and expenses.........           530          (3)          (387)         140         --          140
                                               -------------  ----------  -------------  -----------  ---------  -----------
     Total benefits and other deductions......         4,966          --         (1,239)       3,727         52        3,779
                                               -------------  ----------  -------------  -----------  ---------  -----------
Income (loss) from continuing operations,
  before income taxes.........................         1,857          --           (287)       1,570        (32)       1,538
Income tax (expense) benefit from
  continuing operations.......................          (298)         --             22         (276)        11         (265)
                                               -------------  ----------  -------------  -----------  ---------  -----------
Net income (loss) from continuing operations..         1,559          --           (265)       1,294        (21)       1,273
                                               -------------  ----------  -------------  -----------  ---------  -----------
Net income (loss).............................         1,559          --           (231)       1,328        (21)       1,307
Net income (loss) attributable to
  AXA Equitable............................... $       1,328  $       --  $          --  $     1,328  $     (21) $     1,307
                                               =============  ==========  =============  ===========  =========  ===========

                                                               SIX MONTHS ENDED JUNE 30, 2017
                                              ----------------------------------------------------------------
                                                             DISCONTINUED
                                              AS PREVIOUSLY   OPERATIONS                IMPACT OF
                                                REPORTED      ADJUSTMENT   AS ADJUSTED  REVISIONS  AS REVISED
                                              -------------- ------------  ------------ ---------  -----------
                                                                       (IN MILLIONS)
CONSOLIDATED STATEMENT OF COMPREHENSIVE
  INCOME (LOSS):
  Net income (loss).......................... $        1,559 $       (231) $      1,328 $     (21) $     1,307
                                              -------------- ------------  ------------ ---------  -----------
  Change in unrealized gains (losses), net
   of reclassification adjustment............            386           --           386        21          407
  Other comprehensive income.................            401           13           414        21          435
                                              -------------- ------------  ------------ ---------  -----------
  Comprehensive income (loss) attributable
   to AXA Equitable.......................... $        1,742 $         --  $      1,742 $      --  $     1,742
                                              ============== ============  ============ =========  ===========

                                     F-96

                                                                SIX MONTHS ENDED JUNE 30, 2017
                                              -----------------------------------------------------------------
                                                            DISCONTINUED
                                              AS PREVIOUSLY  OPERATIONS               IMPACT OF
                                                REPORTED     ADJUSTMENT  AS ADJUSTED  REVISIONS    AS REVISED
                                              ------------- ------------ ------------ ---------  --------------
                                                                        (IN MILLIONS)
STATEMENTS OF EQUITY:
  Retained earnings, beginning of year....... $       6,151 $         -- $      6,151 $     (56) $        6,095
  Net income (loss) attributable to
   AXA Equitable.............................         1,328           --        1,328       (21)          1,307
                                              ------------- ------------ ------------ ---------  --------------
  Retained earnings, end of period...........         7,479           --        7,479       (77)          7,402
                                              ------------- ------------ ------------ ---------  --------------
  Accumulated other comprehensive income,
   beginning of year.........................            17           --           17       (21)             (4)
  Other comprehensive income (loss)..........           414           --          414        21             435
                                              ------------- ------------ ------------ ---------  --------------
  Accumulated other comprehensive income,
   end of period.............................           431           --          431        --             431
                                              ------------- ------------ ------------ ---------  --------------
  Total AXA Equitable's equity, end
    of period................................        13,273           --       13,273       (77)         13,196
                                              ------------- ------------ ------------ ---------  --------------
  Noncontrolling interest, end of period.....         2,984           --        2,984        --           2,984
                                              ------------- ------------ ------------ ---------  --------------
   TOTAL EQUITY, END OF PERIOD............... $      16,257 $         -- $     16,257 $     (77) $       16,180
                                              ============= ============ ============ =========  ==============

                                                             SIX MONTHS ENDED JUNE 30, 2017
                                                -------------------------------------------------------
                                                               PRESENTATION
                                                AS REPORTED  RECLASSIFICATIONS   REVISIONS   AS REVISED
                                                -----------  -----------------  ----------  -----------
                                                                     (IN MILLIONS)
CONSOLIDATED STATEMENT OF CASH FLOWS:
NET INCOME (LOSS)/(1)/......................... $     1,559  $              --  $      (21) $     1,538
  Adjustments to reconcile net income (loss)
   to net cash provided by (used in)
   operating activities:
   Policy charges and fee income...............      (1,698)                --          34       (1,664)
   Net derivative (gains) losses...............      (1,362)                --         (54)      (1,416)
   Amortization and depreciation...............          --                233          62          295
   Amortization of deferred sales commission...          17                (17)         --           --
   Other depreciation and amortization.........         (61)                61          --           --
   Equity (income) loss from
     limited partnerships......................          --                (65)         --          (65)
   Distribution from joint ventures and
     limited partnerships......................          50                (50)         --           --
   Changes in:
     Reinsurance recoverable...................        (194)                --        (354)        (548)
     Deferred policy acquisition costs.........          43                (43)         --           --
     Capitalization of deferred policy
       acquisition costs.......................         (63)              (235)         --         (298)
     Future policy benefits....................       1,303                 --          45        1,348
     Current and deferred income taxes.........         204                 --           3          207
     Other, net................................          84                115          --          199
                                                -----------  -----------------  ----------  -----------
Net cash provided by (used in)
  operating activities......................... $       (75) $              (1) $     (285) $      (361)
                                                -----------  -----------------  ----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from the
  sale/maturity/prepayment of:
   Short-term investments...................... $        --  $           1,078  $       --  $     1,078
  Payment for the purchase/origination of:
   Short-term investments......................          --             (1,599)         --       (1,599)
  Change in short-term investments.............        (508)               522         (14) $        --
  Other, net...................................         243                 --        (197)          46
                                                -----------  -----------------  ----------  -----------
Net cash provided by (used in)
  investing activities......................... $    (3,588) $               1  $     (211) $    (3,798)
                                                -----------  -----------------  ----------  -----------

                                     F-97

                                                           SIX MONTHS ENDED JUNE 30, 2017
                                               -----------------------------------------------------
                                                              PRESENTATION
                                               AS REPORTED  RECLASSIFICATIONS REVISIONS   AS REVISED
                                               -----------  ----------------- ---------  -----------
                                                                   (IN MILLIONS)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Policyholders' account balances:
   Deposits................................... $     4,109   $             -- $     784  $     4,893
   Withdrawals................................      (1,557)                --      (284)      (1,841)
     Transfer (to) from Separate Accounts.....         767                 --        (4)         763
                                               -----------   ---------------- ---------  -----------
Net cash provided by (used in)
  financing activities........................ $     4,182   $             -- $     496  $     4,678
                                               -----------   ---------------- ---------  -----------
   --------
  /(1)/Net income (loss) includes $231 million in the six months ended June 30,
       2017 of the discontinued operations that are not included in net income
       (loss) in the Consolidated Statements of Income (Loss).

   The following tables present line items in the consolidated statement of cash flows for the nine months ended September 30, 2017 financial information that has been affected by the revisions. This information has been corrected from the information previously presented in the Company's
   September 30, 2018 Form 10-Q. For these items, the tables detail the amounts as previously reported and the impact upon those line items due to the reclassifications to conform to the current presentation, the adjustment for the discontinued operation, revisions and the amounts as currently revised.
   Prior period amounts have been reclassified to conform to current period presentation, where applicable, and are summarized in the accompanying tables. Tables for the other consolidated financial statements as of and for the three and nine months ended September 30, 2017 are not included as these revisions were already reflected in the Company's September 30, 2018
   Form 10-Q.

                                                        NINE MONTHS ENDED SEPTEMBER 30, 2017
                                               -----------------------------------------------------
                                                              PRESENTATION
                                               AS REPORTED  RECLASSIFICATIONS  REVISIONS  AS REVISED
                                               -----------  -----------------  ---------  ----------
                                                                   (IN MILLIONS)
CONSOLIDATED STATEMENT OF CASH FLOWS:
 Adjustments to reconcile net income (loss)
  to net cash provided by (used in)
  operating activities:
  Amortization and depreciation...............  $       --  $             432  $      --  $      432
  Other depreciation and amortization.........         (67)                67         --          --
  Equity (income) loss from
    limited partnerships......................          --               (103)        --        (103)
  Distribution from joint ventures and
    limited partnerships......................          94                (94)        --          --
  Changes in:
    Reinsurance recoverable...................        (361)                --       (455)       (816)
    Deferred policy acquisition costs.........          42                (42)        --          --
    Capitalization of deferred policy
      acquisition costs.......................          --               (433)        --        (433)
    Future policy benefits....................       1,146                 --        168       1,314
    Current and deferred income taxes.........         640                 --       (389)        251
    Other, net................................         617                197         --         814
                                                ----------  -----------------  ---------  ----------
NET CASH PROVIDED BY (USED IN)
  OPERATING ACTIVITIES........................  $      994  $              (1) $    (676) $      317
                                                ----------  -----------------  ---------  ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from the
   sale/maturity/prepayment of:
   Short-term investments.....................  $       --  $           1,909  $      --  $    1,909
  Payment for the purchase/origination of:
   Short-term investments.....................          --             (2,174)        --      (2,174)
  Change in short-term investments............        (266)               266         --          --
  Other, net..................................        (258)                --        203         (55)
                                                ----------  -----------------  ---------  ----------
NET CASH PROVIDED BY (USED IN)
  INVESTING ACTIVITIES........................  $   (5,231) $               1  $     203  $   (5,027)

CASH FLOWS FROM FINANCING ACTIVITIES:
 Policyholders' account balances:
  Deposits....................................  $    5,871  $              --  $   1,116  $    6,987
  Withdrawals.................................      (2,574)                --       (244)     (2,818)
  Transfer (to) from Separate Accounts........       1,617                 --       (399)      1,218
                                                ----------  -----------------  ---------  ----------
NET CASH PROVIDED BY (USED IN)
  FINANCING ACTIVITIES........................  $    5,460  $              --  $     473  $    5,933
                                                ----------  -----------------  ---------  ----------

                                     F-98

22)SUBSEQUENT EVENTS

   AXA Equitable Holdings, Inc. 2019 Omnibus Incentive Plan (the "2019 Plan")

   In November 2018, Holdings' Board of Directors and AXA, as Holdings' then controlling stockholder, adopted the 2019 Plan, which became effective
   January 1, 2019, with a total of 5.2 million shares of common stock reserved for issuance thereunder. On February 25, 2019, the Compensation Committee of
   Holdings' Board of Directors approved an amendment to the 2019 Plan increasing the amount of shares of Holdings' common stock available for issuance in connection with equity awards granted under the 2019 Plan by two million shares. The holder of a majority of the outstanding shares of
   Holdings' common stock executed a written consent approving the increase on
   February 28, 2019.

   AXA Secondary Offering of Holdings Common Stock and Holdings Share Buy-back

   On March 25, 2019, AXA completed a follow-on secondary offering of
   46 million shares of common stock of Holdings and the sale to Holdings of
   30 million shares of common stock of Holdings. Following the completion of this secondary offering and the share buyback by Holdings, AXA owns 48.3% of the shares of common stock of Holdings. As a result, Holdings is no longer a majority owned subsidiary of AXA.

   Repayment of Senior Surplus Note

   On December 28, 2018, the Company, issued a $572 million senior surplus note due December 28, 2019 to Holdings, which bears interest at a fixed rate of
   3.75%, payable semi-annually. The Company repaid this note on March 5, 2019.

                                     F-99

                     AXA EQUITABLE LIFE INSURANCE COMPANY
                                  SCHEDULE I
      SUMMARY OF INVESTMENTS -- OTHER THAN INVESTMENTS IN RELATED PARTIES
                            AS OF DECEMBER 31, 2018

                                                                            AMOUNT AT
                                                                           WHICH SHOWN
                                                                           ON BALANCE
                                                COST/(1)/    FAIR VALUE       SHEET
                                              ------------- ------------- -------------
                                                            (IN MILLIONS)
Fixed Maturities:
  U.S. government, agencies and authorities.. $      13,646 $      13,335 $      13,335
  State, municipalities and
   political subdivisions....................           408           454           454
  Foreign governments........................           515           519           519
  Public utilities...........................         4,614         4,569         4,569
  All other corporate bonds..................        22,076        21,807        21,807
  Residential mortgage-backed................           193           202           202
  Asset-backed...............................           600           590           590
  Redeemable preferred stocks................           440           439           439
                                              ------------- ------------- -------------
Total fixed maturities.......................        42,492        41,915        41,915
Mortgage loans on real estate/(2)/...........        11,825        11,478        11,818
Real estate held for the production
   of income.................................            52            52            52
Policy loans.................................         3,267         3,944         3,267
Other equity investments.....................         1,103         1,144         1,144
Trading securities...........................        15,361        15,166        15,166
Other invested assets........................         1,554         1,554         1,554
                                              ------------- ------------- -------------
Total Investments............................ $      75,654 $      75,253 $      74,916
                                              ============= ============= =============
   --------
  /(1)/Cost for fixed maturities represents original cost, reduced by repayments and write-downs and adjusted for amortization of premiums or accretion of discount; cost for equity securities represents original cost reduced by write-downs; cost for other limited partnership interests represents original cost adjusted for equity in earnings and reduced by distributions.
  /(2)/Balance Sheet amount for mortgage loans on real estate represents original cost adjusted for amortization of premiums or accretion of discount and reduced by valuation allowance.

                                     F-100

                     AXA EQUITABLE LIFE INSURANCE COMPANY
                                  SCHEDULE IV
                               REINSURANCE/(1)/
        AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

                                                                    ASSUMED             PERCENTAGE
                                                         CEDED TO    FROM               OF AMOUNT
                                                GROSS      OTHER     OTHER      NET      ASSUMED
                                                AMOUNT   COMPANIES COMPANIES   AMOUNT     TO NET
                                              ---------- --------- --------- ---------- ----------
                                                                  (IN MILLIONS)
AS OF DECEMBER 31, 2018
Life insurance in-force...................... $  390,374 $  69,768 $  30,322 $  350,928        8.6%
                                              ========== ========= ========= ==========  =========

FOR THE YEAR ENDED DECEMBER 31, 2018
Premiums:
Life insurance and annuities................. $      787 $     128 $     177 $      836       21.2%
Accident and health..........................         49        32         9         26       34.6%
                                              ---------- --------- --------- ----------  ---------
Total Premiums............................... $      836 $     160 $     186 $      862       21.6%
                                              ========== ========= ========= ==========  =========

As of December 31, 2017
Life insurance in-force/(2)/................. $  392,926 $  73,843 $  30,300 $  349,383        8.7%
                                              ========== ========= ========= ==========  =========

For the year ended December 31, 2017
Premiums:
Life insurance and annuities................. $      826 $     135 $     186 $      877       21.2%
Accident and health..........................         54        36         9         27       33.3%
                                              ---------- --------- --------- ----------  ---------
Total Premiums............................... $      880 $     171 $     195 $      904       21.6%
                                              ========== ========= ========= ==========  =========

As of December 31, 2016
Life insurance in-force...................... $  399,230 $  78,760 $  31,722 $  352,192        9.0%
                                              ========== ========= ========= ==========  =========

For the year ended December 31, 2016
Premiums:
Life insurance and annuities................. $      790 $     135 $     197 $      852       23.1%
Accident and health..........................         60        41         9         28       32.1%
                                              ---------- --------- --------- ----------  ---------
Total Premiums............................... $      850 $     176 $     206 $      880       23.4%
                                              ========== ========= ========= ==========  =========
   --------
  /(1)/Includes amounts related to the discontinued group life and health business.
  /(2)/Previously reported amounts for "Life insurance in-force -- Ceded to other companies" of $41,330 million and "Net amount" of $381,896 have been revised due to an error.

                                     F-101

PART C

OTHER INFORMATION

Item 26.	Exhibits

(a)	Board of Directors Resolution.

(1)

Certified resolution re Authority to Market Variable Life Insurance and Establish Separate Accounts, incorporated herein by reference to Exhibit No. 1-A(1)(a)(i) to Registration Statement on Form S-6, (File No. 333-17663), filed on December 11, 1996.

(b)	Custodial Agreements, Not Applicable.

(c)	Underwriting Contracts.

(1)	Broker-Dealer and General Agent Sales Agreement, incorporated herein by reference to Exhibit 1-A(3)(b) to Registration Statement on Form S-6, (File No. 333-17663), filed on December 11, 1996.

(c)(i)(a)

Broker-Dealer and General Agent Sales Agreement dated as of March 15, 2016 between AXA Distributors, LLC, AXA Advisors, LLC and AXA Network, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 16, 2019.

(c)(i)(b)

Life Product Amendment to Broker-Dealer and General Agent Sales Agreement AMENDMENT, dated as of March 15, 2016, (such date, following execution and delivery by all parties, to be the “Effective Date”), by and among AXA Distributors, LLC (“Distributor”), AXA Advisors, LLC (“Broker-Dealer”) and AXA Network, LLC (“General Agent”), incorporated herein by reference to the Registration Statement on Form N-6 (File No. 333-103199) filed on April 19, 2019.

(2)

Distribution and Servicing Agreement dated as of May  1, 1994, among EQ Financial Consultants, Inc. (now AXA Advisors, LLC), Equitable and Equitable Variable incorporated herein by reference to Exhibit 1-A(8) to Registration Statement on Form S-6, (File No. 333-17663), filed on December 11, 1996.

(3)

Agreement dated January  1, 2000, for services by The Equitable Life Assurance Society of the United States to AXA Network, LLC and its subsidiaries incorporated herein by reference to Exhibit No. 1-A(10)(c) to Registration Statement on Form S-6, (File No. 333-17663), filed on April 19, 2001.

(4)

Distribution Agreement, dated as of January 1, 1998 by and between The Equitable Life Assurance Society of the United States for itself and as depositor on behalf of the Equitable Life separate accounts and Equitable Distributors, Inc., incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-64749) filed on August 5, 2011.

(a)

First Amendment dated as of January 1, 2001 to the Distribution Agreement dated as of January 1, 1998 between The Equitable Life Assurance Society of the United States for itself and as depositor on behalf of the Equitable Life separate accounts and Equitable Distributors, Inc., incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-127445) filed on August 11, 2005.

(b)

Second Amendment dated as of January 1, 2012 to the Distribution Agreement dated as of January 1, 1998 between AXA Equitable Life Insurance Company and AXA Distributors, LLC, incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-05593) filed on April 24, 2012.

(c)

Third Amendment dated as of November 1, 2014 to the Distribution Agreement dated as of January 1, 1998 between AXA Equitable Life Insurance Company and AXA Distributors, LLC, incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 2-30070) filed on April 19, 2016.

(d)

Fourth Amendment dated as of August 1, 2015 to the Distribution Agreement dated as of January 1, 1998 between AXA Equitable Life Insurance Company and AXA Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 16, 2019.

(5)

Transition Agreement dated January 1, 2000, for services by AXA Network, LLC and its subsidiaries to The Equitable Life Assurance Society of the United States incorporated herein by reference to Exhibit No. 1-A(10)(d) to Registration Statement on Form S-6, (File No. 333-17663), filed on April 19, 2001.

(6)

General Agent Sales Agreement dated January  1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Exhibit 3(h) to the Registration Statement on Form N-4, (File No. 2-30070), filed April 19, 2004.

(a)(i)

First Amendment dated as of January 1, 2003 to General Agent Sales Agreement dated January 1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to the Registration Statement on Form N-4, (File No. 333-05593), filed April 24, 2012.

(a)(ii)

Second Amendment dated as of January 1, 2004 to General Agent Sales Agreement dated January 1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-05593), filed April 24, 2012.

(a)(iii)

Third Amendment dated as of July 19, 2004 to General Agent Sales Agreement dated as of January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Exhibit 3(k) to the Registration Statement on Form N-4 (File No. 333-127445), filed on August 11, 2005.

(a)(iv)

Fourth Amendment dated as of November 1, 2004 to General Agent Sales Agreement dated as of January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Exhibit 3(l) to the Registration Statement on Form N-4 (File No. 333-127445), filed on August 11, 2005.

(a)(v)

Fifth Amendment dated as of November  1, 2006, to General Agent Sales Agreement dated as of January  1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Registration Statement on Form N-4 (File No.  333-05593), filed on April 24, 2012.

(a)(vi)

Sixth Amendment dated as of February  15, 2008, to General Agent Sales Agreement dated as of January  1, 2000 by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-05593), filed on April 24, 2012.

(a)(vii)

Seventh Amendment dated as of February  15, 2008, to General Agent Sales Agreement dated as of January  1, 2000 by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) to Exhibit 3(r), filed on April 20, 2009.

(a)(viii)

Eighth Amendment dated as of November  1, 2008, to General Agent Sales Agreement dated as of January  1, 2000 by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) to Exhibit 3(s), filed on April 20, 2009.

(a)(ix)

Ninth Amendment dated as of November 1, 2011 to General Agent Sales Agreement dated as of January 1, 2000 by and between AXA Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-05593) filed on April 24, 2012.

(a)(x)

Tenth Amendment dated as of November 1, 2013 to General Agent Sales Agreement dated as of January 1, 2000, by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-178750), filed on October 16, 2014.

(a)(xi)

Eleventh Amendment dated as of November 1, 2013 to General Agent Sales Agreement dated as of January 1, 2000, by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-178750), filed on October 16, 2014.

(a)(xii)

Twelfth Amendment dated as of November 1, 2013 to General Agent Sales Agreement dated as of January 1, 2000, by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-178750), filed on October 16, 2014.

(c)(vi)(xiii)

Thirteenth Amendment dated as of October  1, 2014 to General Agent Sales Agreement dated as of January 1, 2000, by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-202147), filed on September 9, 2015.

(c)(vi)(xiv)

Fourteenth Amendment dated as of August 1, 2015 to General Agent Sales Agreement dated as of January 1, 2000, by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to this Registration Statement on Form N-4 (File No. 2-30070), filed on April 19, 2016.

(c)(vi)(xv)

Sixteenth Amendment dated May 1, 2016 to the General Agent Sales Agreement dated as of January 1, 2000 by and between AXA Equitable Life Insurance Company, (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 18, 2017.

(c)(vi)(xvi)

Seventeenth Amendment to General Agent Sales Agreement, dated as of August 1, 2016, by and between AXA Equitable Life Insurance Company, formerly known as The Equitable Life Assurance Society of the United States, (“AXA Equitable”), and AXA NETWORK, LLC, (“General Agent”) “) incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 17, 2018.

(c)(vi)(xvii)

Eighteenth Amendment to General Agent Sales Agreement, dated as of March 1 2017, by and between AXA Equitable Life Insurance Company, formerly known as The Equitable Life Assurance Society of the United States, (“AXA Equitable”), and AXA NETWORK, LLC (“General Agent”) incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 17, 2018.

(d)	Contracts. (Including Riders and Endorsements)

(1)

Flexible Premium Variable Adjustable Life Insurance Policy (ICC19-19-100), incorporated herein by reference to Exhibit 26(d)(1) to Registration Statement on Form N-6, File No. 333-232418 filed on July 1, 2019.

(2)	Integrated Term Insurance Rider (ICC19-ITR), incorporated herein by reference to Exhibit 26(d)(2) to Registration Statement on Form N-6, File No. 333-232418 filed on July 1, 2019.

(3)	Form of Policy Continuation Rider (ICC12-R12-30), previously filed with this Registration Statement (File No. 333-132200) on August 31, 2012.

(4)	Variable Indexed Option Rider (ICC12-R12-15), previously filed with this Registration Statement (File No. 333-132200) on April 25, 2013.

(e)	Applications.

(1)	Form of Section B-Flexible Premium Universal Life Insurance Application (AXA-COIL-2012), previously filed with this Registration Statement (File No. 333-132200) on April 25, 2013.

(2)	Application (ICC15-AXA-Life) incorporated herein by reference to Exhibit 26(e)(ii) to Registration Statement on Form N-6, File No. 333-229235, filed on April 19, 2019.

(3)	Application (ICC12-AXA-GI) (06.19) incorporated herein by reference to Exhibit 26(e)(v) to Registration Statement on Form N-6, File No. 333-229235, filed on April 19, 2019.

(f)	Depositor’s Certificate of Incorporation and By-Laws.

(1)	Restated Charter of AXA Equitable, as amended August 31, 2010, incorporated herein by reference to Registration Statement to Form N-4 (File No. 333-05593), filed on April 24, 2012.

(2)	By-Laws of AXA Equitable, as amended September 7, 2004, incorporated herein by reference to Exhibit No. 6.(c) to Registration Statement on Form N-4, (File No. 333-05593), filed on April 20, 2006.

(g)	Reinsurance Contracts.

(l)

Form of Reinsurance Agreement between Reinsurance Company and the Equitable Life Assurance Society of the United States incorporated herein by reference to Exhibit No. 26.(g) to Registration Statement on Form N-6, (File No. 333-103199), filed on April 7, 2003.

(h)	Participation Agreements.

(1)(a)

Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable Life Insurance Company (“AXA Equitable”), AXA Distributors, LLC and AXA Advisors dated July 15, 2002 is incorporated herein by reference to Post-Effective Amendment No. 25 to the EQ Advisor’s Trust Registration Statement on Form N-1A (File No. 333-17217 and 811-07953), filed on February 7, 2003.

(a)(i)

Amendment No. 1, dated May 2, 2003, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 28 To the EQ Advisor’s Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 10, 2004.

(a)(ii)

Amendment No. 2, dated July 9, 2004, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 35 To the EQ Advisor’s Trust Registration Statement (File No. 333-17217) on Form N-1A filed on October 15, 2004.

(a)(iii)

Amendment No. 3, dated October 1, 2004, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 35 To the EQ Advisor’s Trust Registration Statement (File No. 333-17217) on Form N-1A filed on October 15, 2004.

(a)(iv)

Amendment No. 4, dated May 1, 2005, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 37 To the EQ Advisor’s Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 7, 2005.

(a)(v)

Amendment No. 5, dated September 30, 2005, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 44 To the EQ Advisor’s Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 5, 2006.

(a)(vi)

Amendment No. 6, dated August 1, 2006, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 51 To the EQ Advisor’s Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 2, 2007.

(a)(vii)

Amendment No. 7, dated May 1, 2007, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 53 To the EQ Advisor’s Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 27, 2007.

(a)(viii)

Amendment No. 8, dated January 1, 2008, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 56 To the EQ Advisor’s Trust Registration Statement (File No. 333-17217) on Form N-1A filed on December 27, 2007.

(a)(ix)

Amendment No. 9, dated May 1, 2008, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 61 To the EQ Advisor’s Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 13, 2009.

(a)(x)

Amendment No. 10, dated January 1, 2009, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 64 To the EQ Advisor’s Trust Registration Statement (File No. 333-17217) on Form N-1A filed on March 16, 2009.

(a)(xi)

Amendment No. 11, dated May 1, 2009, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 67 To the EQ Advisor’s Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 15, 2009.

(a)(xii)

Amendment No. 12, dated September 29, 2009, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 70 To the EQ Advisor’s Trust Registration Statement (File No. 333-17217) on Form N-1A filed on January 21, 2010.

(a)(xiii)

Amendment No. 13, dated August 16, 2010, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 77 To the EQ Advisor’s Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 3, 2011.

(a)(xiv)

Amendment No. 14, dated December 15, 2010, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 77 To the EQ Advisor’s Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 3, 2011.

(a)(xv)

Amendment No. 15, dated June 7, 2011, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference and/or previously filed with Post-Effective Amendment No. 84 To the EQ Advisor’s Trust Registration Statement (File No. 333-17217) on Form N-1A filed on August 17, 2011.

(a)(xvi)

Amendment No. 16, dated April 30, 2012, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable and AXA Distributors, LLC, dated July 15,2002 incorporated herein by reference to Post-Effective Amendment No. 96 to the EQ Advisor’s Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 7, 2013.

(1)(b)

Second Amended and Restated Participation Agreement among the Trust, AXA Equitable, FMG LLC and AXA Distributors, LLC, dated May 23, 2012, incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on July 22, 2013.

(b)(i)

Amendment No. 1 dated as of June 4, 2013 to the Second Amended and Restated Participation Agreement among the Trust, AXA Equitable, FMG LLC and AXA Distributors, LLC, dated May 23, 2012, incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on October 1, 2013.

(b)(ii)

Amendment No. 2 dated as of October 21, 2013 to the Second Amended and Restated Participation Agreement among the Trust, AXA Equitable, FMG LLC and AXA Distributors, LLC, dated May 23, 2012, incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on October 1, 2013.

(b)(iii)

Amendment No. 3, dated as of April  4, 2014 (“Amendment No. 3”), to the Second Amended and Restated Participation Agreement, dated as of May  23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on April 30, 2014.

(b)(iv)

Amendment No. 4, dated as of June  1, 2014 (“Amendment No. 4”), to the Second Amended and Restated Participation Agreement, dated as of May  23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on April 30, 2014.

(b)(v)

Amendment No.  5, dated as of July 16, 2014 (“Amendment No. 5”), to the Second Amended and Restated Participation Agreement, dated as of May  23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on February 5, 2015.

(b)(vi)

Amendment No.  6, dated as of April 30, 2015 (“Amendment No.  6”), to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on April 17, 2015.

(b)(vii)

Amendment No.  7, dated as of December 21, 2015 (“Amendment No. 7”), to the Second Amended and Restated Participation Agreement, dated as of May  23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”) incorporated herein by reference to EQ Advisors Trust Registration Statement on Form 485 (a) (File No. 333-17217) filed on February 11, 2016.

(b)(viii)

Amendment No.  8, dated as of December 9, 2016 (“Amendment No. 8”), to the Second Amended and Restated Participation Agreement, dated as of May  23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”) incorporated herein by reference to EQ Advisors Trust Registration Statement on Form 485 (a) (File No. 333-17217) filed on January 31, 2017.

(b)(vix)

Amendment No. 9 dated as of May 1, 2017 (“Amendment No. 9”) to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”) by and among EQ Advisors Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217), filed on April 28, 2017.

(b)(x)

Amendment No. 10 dated as of November 1, 2017 (“Amendment No. 10”) to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”) by and among EQ Advisors Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217), filed on October 27, 2017.

(a)(xi)

Amendment No. 11 dated as of July 12, 2018 to the Second Amended and Restated Participation Agreement among EQ Advisor Trust, AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors dated May 23, 2012, incorporated herein by reference to Registration Statement on Form N-1a (File No. 333-17217) filed on July 31, 2018.

(2)(a)

Participation Agreement among AXA Premier VIP Trust, AXA Equitable, AXA Advisors, AXA Distributors, LLC and EDI dated as of December 3, 2001 incorporated herein by reference to and/or previously filed with Pre-Effective Amendment No. 1 to AXA Premier VIP Trust Registration Statement (File No. 333-70754) on Form N-1A filed on December 10, 2001.

(a)(i)

Amendment No. 1, dated as of August 1, 2003 to the Participation Agreement among AXA Premier VIP Trust, AXA Equitable, AXA Advisors, AXA Distributors, LLC and EDI dated as of December 3, 2001 incorporated herein by reference to Post-Effective Amendment No. 6 to AXA Premier VIP Trust Registration Statement (File No. 333-70754) on Form N-1A filed on February 25, 2004.

(a)(ii)

Amendment No. 2, dated as of May 1, 2006 to the Participation Agreement among AXA Premier VIP Trust, AXA Equitable, AXA Advisors, AXA Distributors, LLC and EDI dated as of December 3, 2001 incorporated herein by reference to Post-Effective Amendment No. 16 to AXA Premier VIP Trust Registration Statement (File No. 333-70754) on Form N-1A filed on June 1, 2006.

(a)(iii)

Amendment No. 3, dated as of May 25, 2007 to the Participation Agreement among AXA Premier VIP Trust, AXA Equitable, AXA Advisors, AXA Distributors, LLC and EDI dated as of December 3, 2001 incorporated herein by reference to Post-Effective Amendment No. 20 to AXA Premier VIP Trust Registration Statement (File No. 333-70754) on Form N-1A filed on February 5, 2008.

(2)(b)

Amended and Restated Participation Agreement among the Registrant, AXA Equitable, FMG LLC and AXA Distributors, LLC, dated as of May 23, 2012, incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on July 22, 2013.

(b)(i)

Amendment No. 1 dated as of October  21, 2013, to the Amended and Restated Participation Agreement among the Registrant, AXA Equitable, FMG LLC and AXA Distributors, LLC, dated as of May  23, 2012, incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on October 2, 2013.

(b)(ii)

Amendment No. 2, dated as of April  18, 2014 (“Amendment No. 2”) to the Amended and Restated Participation Agreement, dated as of May  23, 2012, as amended (“Agreement”) by and among AXA Premier VIP Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on January 12, 2015.

(b)(iii)

Amendment No. 3, dated as of July  8, 2014 (“Amendment No. 3”) to the Amended and Restated Participation Agreement, dated as of May  23, 2012, as amended (“Agreement”) by and among AXA Premier VIP Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on January 12, 2015.

(b)(iv)

Amendment No.  4, dated as of December 10, 2014 (“Amendment No. 4”), to the Amended and Restated Participation Agreement, dated as of May  23, 2012, as amended (“Agreement”), by and among AXA Premier VIP Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on January 12, 2015.

(b)(v)

Amendment No.  5, dated as of September 26, 2015 (“Amendment No. 5”), to the Amended and Restated Participation Agreement, dated as of May  23, 2012, as amended (“Agreement”), by and among AXA Premier VIP Trust (“Trust”), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the “Parties”) incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form 485 (b) (File No. 333-70754) filed on April 26, 2016.

(3)(a)

Participation Agreement by and Among AIM Variable Insurance Funds, A I M Distributors, Inc., AXA Equitable Life Insurance Company, on Behalf of itself and its Separate Accounts, AXA Advisors, LLC, and AXA Distributors, LLC, dated July 1, 2005, incorporated by reference to the Registration Statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

(a)(i)

Amendment No. 1 effective October 15, 2009 among AIM Variable Insurance Funds, AIM Distributors, Inc., AXA Equitable Life Insurance Company, on behalf of its Separate Accounts, AXA Advisors, LLC and AXA Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 24, 2012.

(a)(ii)

Amendment No. 2, dated as of April 19, 2010, to the Participation Agreement dated as of July 1, 2005, by and among AIM Variable Insurance Funds, Invesco Aim Distributors, Inc., AXA Equitable Life Insurance Company, on behalf of itself and each of its segregated asset accounts, and AXA Advisors, LLC and AXA Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 21, 2015.

(a)(iii)

Amendment No. 3, dated as of April 30, 2010, to the Participation Agreement dated as of July 1, 2005, by and among AIM Variable Insurance Funds, Invesco Aim Distributors, Inc., AXA Equitable Life Insurance Company, on behalf of itself and each of its segregated asset accounts; and AXA Advisors, LLC and AXA Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 21, 2015.

(a)(iv)

Amendment No. 4, effective May 1, 2012, to the Participation Agreement dated July 1, 2005, among AIM Variable Insurance Funds, Invesco Distributors, Inc., AXA Equitable Life Insurance Company, on behalf of itself and each of its segregated asset accounts; AXA Advisors, LLC and AXA Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on April 25, 2012.

(a)(v)

Amendment No. 5, dated as of October 1, 2014, to the Participation Agreement dated July 1, 2005, by and among AIM Variable Insurance Funds Invesco Distributors, Inc., AXA Equitable Life Insurance Company, a New York life insurance company, on behalf of itself and each of its segregated asset accounts; and AXA Advisors, LLC and AXA Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-202147) filed on February 18, 2015.

(4)(a)

Fund Participation Agreement among AXA Equitable Life Insurance Company, American Century Investment Management, Inc., and American Century Investment Services, Inc., incorporated by reference to the Registration Statement on Form N-4 (File No. 333-153809) filed on July 8, 2011.

(5)(a)

Participation Agreement among AXA Equitable Life Insurance Company, BlackRock Variable Series Funds, Inc., BlackRock Advisors, LLC, and Black Rock Investments, LLC, dated October 16, 2009, incorporated by reference to the Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

(a)(i)

Amendment No. 3, effective May 1, 2012 to the Participation Agreement dated October 16, 2009 among AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America, BlackRock Variable Series Funds, Inc., BlackRock Advisors, LLC and BlackRock Investments, LLC, previously filed with this Registration Statement (File No. 333-178750) on April 25, 2012.

(a)(ii)

Amendment No. 4, effective August 27, 2013 to the Participation Agreement dated October 16, 2009 among AXA Equitable Life Insurance Company, MONY Life Insurance Company of America, BlackRock Variable Series Funds, Inc., BlackRock Advisors, LLC and BlackRock Investments, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-190033) filed on October 4, 2013.

(a)(iii)

Amendment No. 5, executed as of September 1, 2014 and effective as of October 1, 2014 to the Fund Participation Agreement dated October 16, 2009, as amended, by and among AXA Equitable Life Insurance Company, MONY Life Insurance Company of America, BlackRock Variable Series Funds, Inc., BlackRock Advisors, LLC and BlackRock Investments, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on October 16, 2014.

(a)(iv)

Amendment No. 6, effective as of September 17, 2018 to the Fund Participation Agreement dated October 16, 2009, as amended, by and among AXA Equitable Life Insurance Company, MONY Life Insurance Company of America, BlackRock Variable Series Funds, Inc., BlackRock Advisors, LLC and BlackRock Investments, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-182796) filed on April 17, 2019.

(6)(a)

Participation Agreement as of July  1, 2005 Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., AXA Equitable Life Insurance Company, AXA Advisors, LLC, and AXA Distributors, LLC, incorporated by reference to the Registration Statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

(a)(i)

Amendment No. 3 effective as of May 1, 2010 to Participation Agreement as of July 1, 2005 by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., AXA Equitable Life Insurance Company, AXA Advisors LLC and AXA Distributors, LLC, incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-130988) filed on April 24, 2012.

(7)(a)

Fund Participation Agreement among AXA Equitable Life Insurance Company, Ivy Funds Variable Insurance Portfolios and Waddell & Reed, Inc., incorporated by reference to the Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

(a)(i)

Amendment No. 1 dated April 1, 2010 to the Participation Agreement dated October 23, 2009 among Waddell & Reed, Inc., Ivy Funds Variable Insurance Portfolios and AXA Equitable Life Insurance Company incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 18, 2017.

(a)(ii)

Amendment No. 2 dated May 1, 2012 to the Participation Agreement dated October 23, 2009 among Waddell & Reed, Inc., Ivy Funds Variable Insurance Portfolios, MONY Life Insurance Company, MONY Life Insurance Company of America and AXA Equitable Life Insurance Company hereby incorporated by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on April 25, 2012.

(a)(iii)

Amendment No. 3 dated September 5, 2013 to the Participation Agreement dated October 23, 2009 among Waddell & Reed, Inc., Ivy Funds Variable Insurance Portfolios, MONY Life Insurance Company, MONY Life Insurance Company of America and AXA Equitable Life Insurance Company hereby incorporated by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 18, 2017.

(a)(iv)

Amendment No. 4 dated October 14, 2013 to the Participation Agreement dated October 23, 2009 among Waddell & Reed, Inc., Ivy Funds Variable Insurance Portfolios, AXA Equitable Life Insurance Company and MONY Life Insurance Company of America hereby incorporated by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 18, 2017.

(a)(v)

Amendment No. 5 dated October 1, 2016 to the Participation Agreement dated October 23, 2009 among Waddell & Reed, Inc., Ivy Funds Variable Insurance Portfolios, AXA Equitable Life Insurance Company and MONY Life Insurance Company of America hereby incorporated by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 18, 2017.

(a)(vi)

Amendment No. 6 dated April 28, 2017 to the Participation Agreement dated October 23, 2009 among Ivy Distributors, Inc., Ivy Variable Insurance Portfolios, AXA Equitable Life Insurance Company and MONY Life Insurance Company of America, hereby incorporated by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 16, 2019.

(8)(a)

Fund Participation Agreement among AXA Equitable Life Insurance Company, Lazard Retirement Series, Inc., and Lazard Asset Management Securities LLC, incorporated by reference to the Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

(9)(a)

Participation Agreement among MFS Variable Insurance Trust, Equitable Life Assurance Society of the United States, and Massachusetts Financial Service Company, dated July 18, 2002, incorporated by reference to the Registration Statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

(10)(a)

Participation Agreement among T.Rowe Price Equity Series, Inc., T.Rowe Price Investment Services, Inc. and AXA Equitable Life Insurance Company, dated July 20, 2005, incorporated by reference to the Registration Statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

(11)(a)

Participation Agreement among MONY Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Funds Distributions LLC, dated December 1, 2001, incorporated by reference to the Registration Statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

(a)(i)

Third Amendment dated October 20, 2009 to the Participation Agreement, (the “Agreement”) dated December 1, 2001 by and among MONY Life Insurance Company, PIMCO Variable Insurance Trust, and PIMCO Funds Distributions LLC (collectively, the “Parties”) adding AXA Equitable Insurance Company as a Party to the Agreement incorporated by reference to the Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

(12)(a)

Participation and Service Agreement among AXA Equitable Life Insurance Company and American Funds Distributors, Inc., American Funds Service Company, Capital Research and Management Company and the American Funds Insurance Series (collectively the “Funds”), dated January 2, 2013, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 23, 2013.

(i)	Administration Contracts. See (c)(ii), (iii) & (iv).

(j)	Other Material Contracts. Not Applicable.

(k)	Legal Opinion.

(1)	Opinion and Consent of Shane Daly, Vice President and Associate General Counsel of AXA Equitable, filed herewith.

(l)	Actuarial Opinion.

(1)	Opinion and Consent of Brian Lessing, FSA, MAAA, Senior Director - Actuarial of AXA Equitable, filed herewith.

(m)	Calculation.

(1)	Sample Calculation for Illustrations, filed herewith.

(n)	Other Opinions.

(1)	Consent of PricewaterhouseCoopers LLP, filed herewith.

(2)	Powers of Attorney, filed herewith.

(o)	Omitted Financial Statements. Not applicable.

(p)	Initial Capital Agreements. Not applicable.

(q)	Redeemability Exemption.

(1)	Description of Equitable’s Issuance, Transfer and Redemption Procedures for Flexible Premium Policies pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940, filed herewith.

+	State Variations not included

Item 27.	Directors and Officers of AXA Equitable.

Set forth below is information regarding the directors and principal officers of AXA Equitable. AXA Equitable’s address is 1290 Avenue of the Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of AXA Equitable.

NAME AND PRINCIPAL BUSINESS ADDRESS	POSITIONS AND OFFICES WITH AXA EQUITABLE
DIRECTORS

Thomas Burberl AXA 25, Avenue Matignon 75008 Paris, France	Director

Gerald Harlin AXA 21, Avenue Matignon 75008 Paris, France	Director

Daniel G. Kaye 767 Quail Run Inverness, IL 60067	Director

Kristi A. Matus 380 Beacon Street, #2 Boston, MA 02116	Director

Ramon de Oliveira Investment Audit Practice, LLC 580 Park Avenue New York, NY 10065	Chairman of the Board and Director

Bertram L. Scott Novant Health, Inc. 108 Providence Road Charlotte, NC 28207	Chairman of the Board and Director

George Stansfield AXA 25, Avenue Matignon 75008 Paris, France	Director

Charles G.T. Stonehill Founding Partner Green & Blue Advisors 285 Central Park West New York, New York 10024	Director

OFFICER-DIRECTOR

*Mark Pearson	Chief Executive Officer and Director

OTHER OFFICERS

*Nicholas B. Lane	President

*Dave S. Hattem	Senior Executive Director and Secretary

*Jeffrey J. Hurd	Senior Executive Director and Chief Operating Officer

*Anders B. Malmström	Senior Executive Director and Chief Financial Officer

*Marine de Boucaud	Managing Director and Chief Human Resources Officer

*Kermitt J. Brooks	Managing Director and General Counsel

*Michael B. Healy	Managing Director and Chief Information Officer

*William Eckert	Managing Director, Chief Accounting Officer and Controller

*Andrienne Johnson	Managing Director and Chief Transformation Officer

*Keith Floman	Managing Director and Deputy Chief Actuary

*David Kam	Managing Director and Actuary

*Michel Perrin	Managing Director and Actuary

*Nicholas Huth	Managing Director, Associate General Counsel and Chief Compliance Officer

*Kathryn Ferrero	Managing Director and Chief Marketing Officer

*William MacGregor	Managing Director and Associate General Counsel

*Kurt Meyers	Managing Director and Associate General Counsel

*Paul Hance	Managing Director and Chief Actuary

*David W. Karr	Managing Director

*Christina Banthin	Managing Director and Associate General Counsel

*Mary Jean Bonadonna	Managing Director

*Eric Colby	Managing Director

*Graham Day	Managing Director

*Matthew Drummond	Managing Director

*Ronald Herrmann	Managing Director

*Steven M. Joenk	Managing Director and Chief Investment Officer

*Kevin M. Kennedy	Managing Director

*Kenneth Kozlowski	Managing Director

*Susan La Vallee	Managing Director

*Barbara Lenkiewicz	Managing Director

*Carol Macaluso	Managing Director

*James Mellin	Managing Director

*Hillary Menard	Managing Director

*Yogita R. Naik	Managing Director

*Prabha (“Mary”) Ng	Managing Director

*James O’Boyle	Managing Director

*Robin M. Raju	Managing Director

*Trey Reynolds	Managing Director

*Steven I. Rosenthal	Managing Director

*Theresa Trusskey	Managing Director

*Gina Tyler	Managing Director and Chief Communications Officer

*Marc Warshawsky	Managing Director

*Antonio Di Caro	Managing Director

*Glen Gardner	Managing Director

*Shelby Holklister-Share	Managing Director

*Manuel Prendes	Managing Director

*Aaron Sarfatti	Managing Director and Chief Risk Officer

*Stephen Scanlon	Managing Director

*Samuel Schwartz	Managing Director

*Mia Tarpey	Managing Director

*Yun (“Julia”) Zhang	Managing Director and Treasurer

Item 28. Persons Controlled by or Under Common Control with the Insurance Company or Registrant.

Separate Account FP of AXA Equitable Life Insurance Company (the “Separate Account”) is a separate account of AXA Equitable. AXA Equitable, a New York stock life insurance company, is an indirect wholly owned subsidiary of AXA Equitable Holdings, Inc. (the “Holding Company”), a publicly traded company.

Set forth below is the subsidiary chart for the Holding Company:

(a) The AXA Equitable Holdings, Inc. - Subsidiary Organization Chart Q1-2019 is incorporated herein by reference to Exhibit 26(a) of Registration Statement (File No. 2-30070) on Form N-4, filed April 16, 2019.

Item 29.	Indemnification

(a)	Indemnification of Officers and Directors

The by-laws of the AXA Equitable Life Insurance Company (“AXA Equitable”) provide, in Article VII, as follows:

7.4 Indemnification of Directors, Officers and Employees.

(a)	To the extent permitted by the law of the State of New York and subject to all applicable requirements thereof:

(i)

Any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate is or was a director, officer or employee of the Company shall be indemnified by the Company;

(ii)

Any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

(iii)	the related expenses of any such person in any of said categories may be advanced by the Company.

(b)

To the extent permitted by the law of the State of New York, the Company or the Board of Directors, by amendment of these By-Laws, or by agreement. (Business Corporation Law ss.ss.721-726: Insurance Law ss.1216).

The directors and officers of AXA Equitable are insured under policies issued by X.L. Insurance Company, Arch Insurance Company, Sombo (Endurance Specialty Insurance Company), U.S. Specialty Insurance, ACE (Chubb), Chubb Insurance Company, AXIS Insurance Company, Zurich Insurance Company, AWAC (Allied World Assurance Company, Ltd.), Aspen Bermuda XS, CAN, AIG, One Beacon, Nationwide, Berkley, Berkshire, SOMPO, CODA (Chubb) and ARGO RE Ltd. The annual limit on such policies is $300 million, and the policies insure the officers and directors against certain liabilities arising out of their conduct in such capacities.

(b) Indemnification of Principal Underwriters

To the extent permitted by law of the State of New York and subject to all applicable requirements thereof, AXA Distributors, LLC and AXA Advisors, LLC have undertaken to indemnify each of its respective directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact the director or officer, or his or her testator or intestate, is or was a director or officer of AXA Distributors, LLC and AXA Advisors, LLC.

(c) Undertaking

Insofar as indemnification for liability arising under the Securities Act of 1933 (“Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30.	Principal Underwriters

(a) AXA Advisors, LLC and AXA Distributors, LLC are the principal underwriters for Separate Accounts 49, 70, A, FP, I and 45 of AXA Equitable, EQ Advisors Trust and AXA Premier VIP Trust, and of MONY America Variable Accounts A, K and L. In addition, AXA Advisors is the principal underwriter of AXA Equitable’s Separate Account 301.

(b) Set forth below is certain information regarding the directors and principal officers of AXA Advisors, LLC and AXA Distributors, LLC.

(i) AXA ADVISORS, LLC

NAME AND PRINCIPAL BUSINESS ADDRESS	POSITIONS AND OFFICES WITH UNDERWRITER

*David Karr	Director, Chairman of the Board and Chief Executive Officer

*Ronald Herrmann	Director

*Anders B. Malmström	Director

*Frank Massa	Director and President

*Aaron Sarfatti	Director

*Ralph E. Browning, II	Chief Privacy Officer

*Mary Jean Bonadonna	Chief Risk Officer

*Stephen Lank	Chief Operating Officer

*Patricia Boylan	Broker Dealer Chief Compliance Officer

*Yun (“Julia”) Zhang	Vice President and Treasurer

*Gina Jones	Vice President and Financial Crime Officer

*Page Pennell	Vice President

*Denise Tedeschi	Assistant Vice President and Assistant Secretary

*James Mellin	Chief Sales Officer

*Nicholas J. Gismondi	Vice President and Controller

*James O’Boyle	Senior Vice President

*Claire A. Comerford	Vice President

*Kathryn Ferrero	Vice President

*Prabha (“Mary”) Ng	Chief Information Security Officer

*Robert Matricarsdi	Assistant Vice President and Chief Financial Planning Officer

*Joshua Katz	Vice President

*Christopher LaRussa	Investment Advisor Chief Compliance Officer

*Christian Cannon	Vice President and General Counsel

*Samuel Schwartz	Vice President

*Dennis Sullivan	Vice President

*Steven Sutter	Vice President and Assistant Treasurer

*Francesca Divone	Secretary

(ii) AXA DISTRIBUTORS, LLC

NAME AND PRINCIPAL BUSINESS ADDRESS	POSITIONS AND OFFICES WITH UNDERWRITER

*Ronald Herrmann	Director and Senior Vice President

*Michael B. Healy	Executive Vice President

*Harvey T. Fladeland	Senior Vice President

*Peter D. Golden	Senior Vice President

*David Kahal	Senior Vice President

*Kevin M. Kennedy	Director and President

*Graham Day	Senior Vice President

*Trey Reynolds	Senior Vice President

*David Veale	Senior Vice President

*Alfred Ayensu-Ghartey	Vice President and General Counsel

*Alfred D’Urso	Vice President and Chief Compliance Officer

*Michael Schumacher	Senior Vice President

*Mark Teitelbaum	Senior Vice President

*Nicholas Gismondi	Vice President and Chief Financial Officer

*Gina Jones	Vice President and Financial Crime Officer

*Yun (“Julia”) Zhang	Vice President and Treasurer

*Francesca Divone	Secretary

*Evan Hirsch	Senior Vice President

*Matthew Drummond	Vice President

*Karen Farley	Vice President

*Richard Frink	Vice President

*Michael J. Gass	Vice President

*Timothy Jaeger	Vice President

*Laird Johnson	Vice President

*Joshua Katz	Vice President

*James Long	Vice President

*Page W. Long	Vice President

*James S. O’Connor	Vice President

*Samuel Schwartz	Vice President

*Martin Woll	Principal Operations Officer

*William Sorrentino	Vice President

*Steven Sutter	Vice President and Assistant Treasurer

*Sarah Vita	Vice President

*Jonathan Zales	Vice President

*Stephen Scanlon	Director and Senior Vice President

*Prabha (“Mary”) Ng	Senior Vice President and Chief Information Security Officer

*Denise Tedeschi	Assistant Vice President and Assistant Secretary

* Principal Business Address:

1290 Avenue of the Americas, NY, NY 10104

(c) The information under “Distribution of the Contracts” in the Prospectus and Statement of Additional Information forming a part of this Registration Statement is incorporated herein by reference.

Item 31.	Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained by AXA Equitable at 1290 Avenue of the Americas, New York, New York 10104, 135 West 50th Street, New York, NY 10020, and 500 Plaza Drive, Secaucus, NJ 07096. The policies files will be kept at Vantage Computer System, Inc., 301 W. 11th Street, Kansas City, MO 64105.

Item 32.	Management Services

Not applicable.

Item 33. Representation Regarding Reasonableness of Aggregate Policy Fees and Charges

AXA Equitable represents that the fees and charges deducted under the Policies described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by AXA Equitable under the Policies.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City and State of New York, on the 27th day of September, 2019.

SEPARATE ACCOUNT FP OF AXA EQUITABLE LIFE INSURANCE COMPANY (REGISTRANT)

By:	AXA EQUITABLE LIFE INSURANCE COMPANY
(DEPOSITOR)

By:	/s/ Shane Daly
Shane Daly
Vice President and Associate General Counsel

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor has caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and State of New York, on the 27th day of September, 2019.

AXA EQUITABLE LIFE INSURANCE COMPANY
(DEPOSITOR)

By:	/s/ Shane Daly
Shane Daly
Vice President and Associate General Counsel

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICER:

*Mark Pearson	Chief Executive Officer and Director

*Ramon de Oliveira	Chairman of the Board

PRINCIPAL FINANCIAL OFFICER:

*Anders B. Malmstrom	Senior Executive Director and Chief Financial Officer

PRINCIPAL ACCOUNTING OFFICER:

*William Eckert	Managing Director, Chief Accounting Officer and Controller

*DIRECTORS:

Thomas Buberl Daniel G. Kaye Kristi Matus	Mark Pearson Charles G.T. Stonehill George Stansfield	Ramon de Oliveira Bertram Scott

*By:	/s/ Shane Daly
Shane Daly
Attorney-in-Fact
September 27, 2019